Form 20-F
period 2022-12-31
CI&T Inc
filed 2023-03-29
CIK 1868995

As filed with the Securities and Exchange Commission on March 28, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

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
Estrada Guiseppina Vianelli De Napoli, 1455 – Bl. C, pavimento superior, Globaltech, Campinas – State of São Paulo 13086-530- Brazil +55 1921024500
(Address of principal executive offices)

Stanley Rodrigues, Chief Financial Officer

+55 1921024500

Estrada Guiseppina Vianelli De Napoli, 1455 – Bl. C,pavimento superior, Globaltech, CEP: 13086-530

Campinas – State of São Paulo- Brazil
+55 1921024500

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class A common shares, par value US$0.00005 per share	CINT	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each class of stock of CI&T Inc as of December 31, 2022 was:

19,969,110 Class A common shares, each with par value of US$0.00005
113,845,201 Class B common shares, each with par value of US$0.00005

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

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

1

2

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

We maintain our books and records in Brazilian reais, the functional currency of our operations in Brazil and the presentation currency for our financial statements. Our annual consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB. Unless otherwise noted, the financial information presented herein has been derived from our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, together with the accompanying notes thereto. All references herein to “our financial statements” and “our audited consolidated financial statements” are to our consolidated financial statements included elsewhere in this annual report.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Financial Information in U.S. dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Brazilian Central Bank.

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

We calculate Adjusted Gross Profit as Gross Profit, adjusted to exclude costs and expenses that do not relate to the direct management of our services (depreciation and amortization related to costs of services provided and stock-based compensation expenses). We calculate Adjusted Gross Profit Margin by dividing Adjusted Gross Profit by the Net Revenue of the same period.

We calculate Adjusted EBITDA as Net Profit, plus net finance costs, income tax expense, depreciation and amortization and (i) stock-based compensation expenses; (ii) consulting expenses related to the initial public offering and corporate reorganization; (iii) government grants related to tax reimbursement in the Chinese subsidiary; (iv) non-cash expenses related to the impairment associated with the discontinuation of certain investments made by Dextra on intangible assets related to digital platforms; and (v) acquisition-related expenses: fair value adjustment on accounts payable for business combination, consulting expenses, and retention packages. We calculate Adjusted EBITDA Margin by dividing Adjusted EBITDA by the Net Revenue of the same period. We make these adjustments to isolate our operating results in a given period, in order to verify whether we are being efficient in generating operating profits, or how much of our Net profit is being consumed by operating costs, and how much is reverting to operating profitability.

We calculate Adjusted Net Profit as Net Profit, adjusted to exclude (i) consulting expenses related to the initial public offering and corporate reorganization; (ii) non-cash expenses related to the impairment associated with the discontinuation of certain investments made by Dextra on intangible assets related to digital platforms; and (iii) acquisition-related expenses: amortization of intangible assets from acquired companies, fair value adjustment on accounts payable for business combination, consulting expenses, and retention packages. We calculate Adjusted Net Profit Margin by dividing it by Net Revenue for the same period.

We calculate Net Revenue at Constant Currency and Net Revenue Growth at Constant Currency by translating Net revenue from entities reporting in foreign currencies into Brazilian reais using the comparable foreign currency exchange rates from the prior period. For example, the comparable rates in effect for the fiscal year ended December 31, 2021 were used to convert revenue for the fiscal year ended December 31, 2022, rather than the actual exchange rates in effect during the respective period.

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

FORWARD-LOOKING STATEMENTS

This annual report includes statements that constitute estimates and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act, as amended, or Exchange Act. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may differ substantially from the expectations described in the forward-looking statements.

Forward-looking statement include, but are not limited to, statements about:

●the impact of the ongoing war in Ukraine and economic sanctions imposed by Western economies over Russia, and their impact on global economy, which are highly uncertain and are difficult to predict;

●global economic conditions including supply chain disruptions, market volatility (volatility in the global banking sector), inflation and measures to control inflations (e.g., high interest rates), lack of liquidity in the capital and financial markets, and labor challenges, among other factors;

●our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration;

●our ability to maintain favorable pricing, productivity levels and utilization rates;

●our ability to adapt to technological change and innovate solutions for our clients;

●our ability to effectively manage our international operations, including our exposure to foreign currency exchange rate fluctuations;

●the effects of increased competition as well as innovations by new and existing competitors in our market;

●our ability to sustain our revenue growth rate in the future;

●our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel, such as relating to our recent acquisitions ;

●our expectations of future operating results of financial performance;

●our ability to attract and retain highly-skilled IT professionals at cost-effective rates;

●our ability to retain continued services of our senior development team or other key employees,

●our plans for growth and future operations, including our ability to manage our growth;

●uncertainty concerning the current economic, political, and social environment in Latin America, specifically in Brazil, including changes in laws and regulations and in the interpretation thereof, and impacts of legal decisions by the Brazilian Federal Supreme Court (Supremo Tribunal Federal or “STF”), and

●the impact of new strains of coronaviruses and the COVID-19 pandemic and measures taken in response thereto.

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

9

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

Certain Risks Relating to Our Business and Industry

●If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or contract with us, our revenues, business and results of operations may be adversely affected.

●Our clients may terminate engagements before completion or choose not to enter into new engagements with us.

●Geopolitical tensions and the outbreak of military hostilities, including the ongoing military conflict between Russia and Ukraine, and the economic sanctions imposed as a result of these conflicts may materially adversely affect us.

●The extent to which the COVID-19 pandemic and measures taken in response thereto impact our business, financial condition, results of operations and prospects will depend on future developments, which are highly uncertain and are difficult to predict.

●Degradation of the quality of the solutions we offer could diminish demand for our services or cause disruptions in our clients’ businesses, adversely affecting our ability to attract and retain clients, harming our business, results of operations and corporate reputation and subjecting us to liability.

●Our contracts could be or become unprofitable.

●Our business depends on a strong brand and corporate reputation.

●We face intense competition.

●We must attract and retain highly-skilled IT professionals. Increases in our current levels of attrition may increase our operating costs and adversely affect our future business prospects.

●Breaches of, or significant disruptions to, our information technology systems and solutions and those of our third-party service providers and subprocessors and unauthorized access to or misuse of the information and data we collect, transmit, use, store and otherwise process may cause us to lose current or future clients and our reputation and business may be harmed.

Certain Risks Relating to Our Growth Strategy

●We may not be able to sustain our revenue growth rate in the future.

●We are focused on growing our client base internationally and may not be successful.

●Potential future acquisitions could prove difficult to integrate, disrupt our business, dilute shareholder value and strain our resources.

●If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive.

Certain Risks Relating to Our Organizational Structure

●In the past, we identified material weaknesses in our internal control over financial reporting, and if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud. As we are an emerging growth company, our independent registered public accounting firm has not yet conducted an audit of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act of 2002.

●Requirements associated with being a public company in the United States will require significant company resources and management attention.

●We are dependent on members of our senior management team and other key employees, including key executives of acquired companies.

●We are exposed to fluctuations in foreign currency exchange rates and enter into derivatives transactions to manage our exposure to exchange rate risk.

●Our holding company structure makes us dependent on the operations of our subsidiaries.

Certain Compliance, Tax, Legal and Regulatory Risks

●Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our services, and could have a negative impact on our business.

●We and our clients may be subject to new and evolving privacy and data protection-related laws and regulations that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data.

●Changes in tax or labor laws, incentives or benefits, or differing interpretations of such laws may adversely affect our results of operations.

Certain Risks Relating to Brazil

●Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

●The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement and Brazil’s political and economic conditions could harm us and the price of our Class A common shares.

●Risks related to the global economy may affect the perception of risks in other countries, particularly in the United States, Europe and emerging markets, adversely affecting the Brazilian economy and the market price of securities of issuers with principal operations in Brazil, including our Class A common shares.

Certain Risks Relating to Our Class A Common Shares

●An active trading market for our Class A common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares and our ability to raise capital in the future may be impaired.

●The dual class structure of our common stock has the effect of concentrating voting control with the holders of our Class B common shares (“Class B Shareholders”); this will limit or preclude your ability to influence corporate matters.

●Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly.

●We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders of companies incorporated under and governed by the laws of U.S. jurisdictions.

Certain Risks Relating to Our Business and Industry

If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or contract with us, our revenues, business and results of operations may be adversely affected.

We generate a significant portion of our revenues from our ten largest clients. During the year ended December 31, 2022, our largest client based on revenues, accounted for 15% of our Net revenue, and our ten largest clients together accounted for 49% of our Net revenue. During the year ended December 31, 2021, our largest client based on revenues, accounted for 20% of our Net revenue, and our ten largest clients together accounted for 63% of our Net revenue.

Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. The volume of work we perform for each client may vary from year to year, and as a result, a major client in one year may not provide the same level of revenues for us in any subsequent year. The technology services we provide to our clients, and the revenues associated with those services, may decline or vary as the type and quantity of technology services we provide change over time. In addition, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service.

Our clients may terminate engagements before completion or choose not to enter into new engagements with us.

A substantial part of our revenue is for software development and maintenance services and is typically generated from clients who also contributed to our revenue during the prior year. We constantly seek to obtain new engagements, and maintain relationships with existing clients when our current engagements are successfully completed or are terminated. Notwithstanding our efforts, our contracts provide that our clients can terminate many of our master services agreements and work orders with or without cause.

Our clients may terminate or reduce their use of our services for several reasons, including if they are not satisfied with our services, the value proposition of our services or our ability to meet their needs and expectations. Even if we successfully deliver on contracted services and maintain close relationships with our clients, many factors outside of our control could cause the loss of or reduction in business or revenue from our existing clients. These factors include, among other things:

●the business or financial condition of that client or the economy generally;

●a change in strategic priorities by our clients, resulting in a reduced level of spending on technology services;

●changes in the personnel at our clients who are responsible for procurement of information technology (“IT”), services or with whom we primarily interact;

●a demand for price reductions by our clients;

●mergers, acquisitions or significant corporate restructurings involving one of our clients; and

●a decision by that client to move work in-house or to one or several of our competitors.

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

In addition, while the restrictions imposed by the COVID-19 pandemic have prompted a shift to digital products and services that benefited our business in 2022, 2021 and 2020, there can be no assurance that once the COVID-19 pandemic is sufficiently controlled, this shift will continue and that we will continue to benefit from our clients’ increased spending on digital transformation efforts in response to the COVID-19 pandemic.

Geopolitical tensions and the outbreak of military hostilities, including the ongoing military conflict between Russia and Ukraine, and the economic sanctions imposed as a result of these conflicts may materially adversely affect us

Our business is subject to risks and uncertainties related to our global operations. The U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the military conflict between Russia and Ukraine. Although the length and impact of the ongoing military conflict involving Russia and Ukraine and the economic sanctions imposed by the United States, the European Union and other countries are highly unpredictable, the conflict and resulting sanctions may significantly affect prices, disrupt supply chains, cause turmoil in the global financial system and lead to market disruptions, including significant volatility in credit and capital markets. These factors could materially affect our business and financial condition, along with our operating and development costs, and may impact the demand for our services and our ability to execute our growth plans. The war in Ukraine may also increase geopolitical tensions, further affecting the world economy. Further escalation of the conflict in Ukraine or in other locations, and the related imposition of sanctions or other trade barriers, could disrupt the global markets in ways that cannot yet be anticipated and we cannot predict the impact on our business, financial position or results of operations.

The extent to which the COVID-19 pandemic and measures taken in response thereto impact our business, financial condition, results of operations and prospects will depend on future developments, which are highly uncertain and are difficult to predict.

The global impact of the COVID-19 outbreak and measures taken to reduce the spread of the virus have had an adverse effect on the global macroeconomic environment, and have significantly increased economic uncertainty and reduced economic activity. Governmental authorities around the world, including in Brazil, have taken measures to try to contain the spread of COVID-19, including implementing travel bans and restrictions, quarantines, shelter-in-place or total lock-down orders and business limitations and shutdowns. Still, we cannot predict if new disruptions caused by pandemics, epidemics or disease outbreaks, such as the Covid-19 pandemic, will occur and evolve, neither their scope and duration. We have taken numerous actions to protect our employees and our business following the spread of COVID-19 and our management team has spent, and will likely continue to spend, significant time, attention, and resources monitoring the COVID-19 pandemic and associated global economic uncertainty and seeking to manage its effects on our business and workforce.

As of now, the COVID-19 outbreak has not severely impacted the industry verticals to which we provided a significant portion of our services in the past three fiscal years (financial services, food and beverage, and pharmaceuticals and cosmetics). In fact, our most significant clients, which are large enterprises that have been resilient in light of the effects of the COVID-19 pandemic, have, in certain circumstances, accelerated their demand for the implementation of digital transformation solutions over the next few years. As a result, the extent to which the COVID-19 outbreak impacts our business, financial condition, results of operations and prospects in the longer term will depend on future developments, which are highly uncertain and are difficult to predict, including, but not limited to, the duration, spread and severity of the outbreak, the actions taken to contain COVID-19 or treat its impact, how quickly and to what extent normal economic and operating conditions broadly resume, and the extent of the impact of these and other factors on our employees, suppliers, partners and clients. In addition, while the restrictions imposed by the COVID-19 pandemic have prompted a shift to digital products and services that benefited our business in 2022, 2021 and 2020, there can be no assurance that once the COVID-19 pandemic is sufficiently controlled, this shift will continue and that we will continue to benefit from our client’s increased spending on digital transformation efforts in response to the COVID-19 pandemic.

Pandemics, epidemics or disease outbreaks, such as the COVID-19 pandemic and related restrictions could limit our clients’ ability to continue to operate, obtain inventory, generate sales, invest in digital solutions or make timely payments to us. It could disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, or for dependents for whom external care is unavailable. It could cause delays or disruptions in services provided by key suppliers and vendors, make us and our service providers more vulnerable to security breaches, denial of service attacks or other hacking or phishing attacks, or have other unpredictable effects.

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

With the COVID-19 pandemic sufficiently controlled, we may also generally experience decreases or decreased growth rates in sales of digital transformation solutions to clients, as our prospective and existing clients may be less dependent on digital solutions, which would negatively affect our business, financial condition and operating results.

Degradation of the quality of the solutions we offer could diminish demand for our services or cause disruptions in our clients’ businesses, adversely affecting our ability to attract and retain clients, harming our business, results of operations and corporate reputation and subjecting us to liability.

Our clients expect a consistent level of quality in the provision of our solutions and services. Our clients use our products for important aspects of their businesses, and any errors, defects, security vulnerabilities, service interruptions or disruptions to our products and any other performance problems with our products could disrupt and cause damage to our clients’ businesses. Although we regularly update our products, they may contain undetected errors, failures, vulnerabilities and error, faults or flaws in our computer program or hardware system (bugs) when first introduced or released. Real or perceived errors, failures or bugs in our products could result in negative publicity, loss of, or delay in, market acceptance of our solutions, loss of competitive position, lower client retention or claims by clients for losses sustained by them. In such events, we may be required, or may choose, for client relations or other reasons, to expend additional resources to help correct the problem, which may result in increased costs to us. Any failure to maintain the high quality of our products and services, or a market perception that we do not maintain a high-quality service, could erode client trust and adversely affect our reputation, business, results of operations and financial condition.

Any defects or errors or failure to meet clients’ expectations in the performance of our contracts could result in claims for substantial damages against us. Our contracts generally limit our liability for damages that arise from negligent acts, error, mistakes or omissions in rendering services to our clients. However, there can be no assurance that these contractual provisions will be enforceable or adequate or will otherwise protect us from liability for damages if we are subject to any client claims. In addition, certain liabilities, such as claims of third parties for intellectual property infringement, breaches of data protection and security requirements, or breaches of confidentiality obligations, for which we may be required to indemnify our clients, could be substantial. The successful assertion of one or more large claims against us in amounts greater than those covered by our current insurance policies could materially adversely affect our business, financial condition and results of operations. Even if such assertions against us are unsuccessful, a claim brought against us by any of our clients would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions and services. A client could also share information about bad experiences on social media or other publicly available sources, which could result in damage to our reputation and loss of future revenue. In addition, a failure or inability to meet a contractual requirement could seriously damage our corporate reputation and limit our ability to attract new business.

In certain instances, we guarantee to clients that we will complete a project by a scheduled date or that we will maintain certain service levels. We are generally not subject to monetary penalties for failing to complete projects by the scheduled date, but may suffer reputational harm and loss of future business if we do not meet our contractual commitments. In addition, if the project experiences a performance problem, we may not be able to recover the additional costs we will incur, which could exceed the revenue realized from a project.

Our contracts could be or become unprofitable.

Most of the services performed by our employees are usually charged at monthly rates agreed upon at the time we enter into the contracts. The rates and other pricing terms negotiated with our clients are highly dependent on the internal forecasts of our operating costs and predictions of increases in those costs influenced by marketplace factors, as well as the proposed scope of work. Typically, we do not have the ability to increase the rates established at the outset of a client service agreement, other than on an annual basis and are often subject to caps. Independent of our right to increase our rates annually, client expectations regarding the anticipated cost of our services may limit our practical ability to increase our rates for ongoing work.

In addition, a small proportion of the contracts are priced by project, which is highly dependent on our assumptions and forecasts about the costs we expect to incur to complete the related services, which are based on limited data and could be inaccurate. Any failure by us to accurately estimate the resources, including the skills and seniority of our employees, required to complete a fixed-price contract on time and on budget, or any unexpected increase in the cost of our employees assigned to a client account, office space or materials could expose us to risks associated with cost overruns and could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, any unexpected changes in economic conditions that affect any of the previous assumptions and predictions could render contracts that would have been favorable to us when signed, subsequently unfavorable.

Our business depends on a strong brand and corporate reputation.

Since many of our specific client engagements involve highly tailored solutions, our corporate reputation is a significant factor in our clients’ and prospective clients’ determination of whether to engage us. We believe the CI&T brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and also contribute to our efforts to recruit and retain talented IT professionals. Successfully maintaining our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable and useful solutions to meet the needs of our clients at competitive prices, our ability to maintain our clients’ trust, our ability to continue to develop new functionalities and solutions, and our ability to successfully differentiate our solutions and services from competitive products and services. Additionally, our business partners’ performance may affect our brand and reputation if clients do not have a positive experience. Our efforts to build and maintain our brand have involved and will continue to involve significant expenses and we anticipate that these expenditures will increase as our market becomes more competitive and as we expand into new markets. Brand promotion activities may not generate client awareness or yield increased revenue. Even if they do, any increased revenue may not offset the expenses we incurred in building our brand. We strive to establish and maintain our brand in part by obtaining, maintaining and protecting our trademark rights. However, if our trademark rights are not adequately obtained, maintained or protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed. If we fail to successfully promote, protect and maintain our brand, we may fail to attract enough new clients or retain our existing clients to realize a sufficient return on our brand-building efforts, and our business could suffer.

Furthermore, our corporate reputation is susceptible to damage by actions or statements made by current or former employees or clients, competitors, vendors, and adversaries in legal proceedings, as well as members of the investment community and the media. There is a risk that negative information about our company could adversely affect our business, even if based on false rumors or misunderstandings. In particular, damage to our reputation could be difficult and time-consuming to repair, and could make potential or existing clients reluctant to select us for new engagements, resulting in a loss of business, and could adversely affect our employee recruitment and retention efforts. Damage to our reputation could also reduce the value and effectiveness of our CI&T brand name and could reduce investor confidence in us and our business, financial condition, results of operations and prospects may be materially adversely affected.

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

Our primary competitors include digital transformation and software engineering service providers, such as Endava plc, Globant S.A, EPAM Systems INC and Thoughtworks Holding, INC. Other competitors include traditional IT services companies, such as Accenture PLC, Capgemini SE, Cognizant Technology Solutions Corporation and Tata Consultancy Services Limited. To a lesser extent, other competitors include digital agencies and consulting companies, such as Ideo, McKinsey & Company, The Omnicom Group, Sapient Corporation and WPP plc. Many of our competitors have, and our potential competitors could have, substantial competitive advantages such as substantially greater financial, technical and marketing resources, greater name recognition, longer operating histories, greater client support resources, lower labor and development costs, and larger and more mature intellectual property portfolios. As a result, they may be able to compete more aggressively on pricing or devote greater resources to the development and promotion of technology and IT services. If successful, their development efforts could render our services less desirable to clients, resulting in the loss of clients or a reduction in the fees we could generate from our offerings. In addition, there are relatively few barriers to entry into our markets and we have faced, and expect to continue to face, competition from new market entrants. Further, there is a risk that our clients may elect to increase their internal resources to satisfy their services needs instead of relying on third-party service providers, such as us. The technology services industry may also undergo consolidation, which may result in increased competition in our target markets from larger firms that may have substantially greater financial, marketing or technical resources, may be able to respond more quickly to new technologies or processes and changes in client demands, and may be able to devote greater resources to the development, promotion and sale of their services than we can. Increased competition could also result in price reductions, reduced operating margins and loss of our market share.

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

In order to sustain our growth, we must attract and retain a large number of highly-skilled and talented IT professionals. Our business is people-driven and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals in our delivery. We believe there is significant competition for technology professionals in the geographic regions in which we operate and that such competition is likely to continue for the foreseeable future. Our ability to properly staff projects, maintain and renew existing engagements and win new business depends, in large part, on our ability to recruit, train and retain IT professionals.

In addition, the technology industry generally experiences a significant rate of turnover of its workforce. There is a limited pool of individuals with the skills and training needed to help us grow our company. We compete for such talented individuals not only with other companies in our industry but also with companies in other industries, such as software services, engineering services, financial services and technology generally, among others. High attrition rates of IT personnel would increase our hiring and training costs and could have an adverse effect on our ability to complete existing contracts in a timely manner, meet client objectives and expand our business. Failure to hire, train and retain IT professionals in sufficient numbers could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our profitability and the cost of providing our services are affected by our utilization rates of our employees in the locations in which we operate. If we are not able to maintain appropriate utilization rates for our employees involved in delivering our services, our profit margin and our profitability may suffer. Our utilization rates are affected by a number of factors, including:

●our ability to promptly transition our employees from completed projects to new assignments and to hire and integrate new employees;

●our ability to forecast demand for our services and thereby maintain an appropriate number of employees in each of the locations in which we operate;

●our ability to deploy employees with appropriate skills and seniority to projects;

●our ability to manage the attrition of our employees; and

●our need to devote time and resources to training, professional development and other activities that cannot be billed to our clients.

If the demand for our services decrease, we may have idle capacity, our margins may be adversely impacted and we may need to lay off employees. Our revenue could also suffer if we misjudge demand patterns and do not recruit sufficient personnel to satisfy our future demand. Employee shortages could prevent us from completing our contractual commitments in a timely manner and cause us to lose contracts or clients. Further, to the extent that we lack sufficient personnel with lower levels of seniority and daily or hourly rates, we may be required to deploy more senior employees with higher rates on projects without the ability to pass such higher rates along to our clients, which could adversely affect our profit margin and profitability.

Our profitability could suffer if we are not able to maintain favorable pricing.

Our profitability and operating results are dependent on the rates we are able to charge for our services.

Our rates are affected by a number of factors, including:

●our clients’ perception of our ability to add value through our services;

●our competitors’ pricing policies;

●bid practices of clients and their use of third-party advisors;

●the ability of large clients to exert pricing pressure;

●employee wage levels and increases in compensation costs;

●employee utilization levels;

●our ability to charge premium prices when justified by market demand or the type of service; and

●general economic conditions, including inflation rates.

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

Our business depends on our ability to successfully receive payment from our clients for the amounts they owe us for work performed. We evaluate the financial condition of our clients and maintain provisions for expected losses against receivables. Actual losses on client balances could differ from those we currently anticipate and, as a result, we may need to adjust our provisions. We may not accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system as well as in the local markets in which we operate, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables balance and our provision for doubtful debts. Timely collection of fees for client services also depends on our ability to complete our contractual commitments on schedule and subsequently bill for and collect our contractual service fees. If we are unable to meet our contractual obligations, we might experience delays in the collection of or be unable to collect our client balances, which would adversely affect our results of operations and could adversely affect our cash flows. In addition, if we experience an increase in the time required to complete our services, bill and collect for our services, our cash flows could be adversely affected, which in turn could adversely affect our ability to make necessary investments and, therefore, our results of operations.

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

Historically, we have focused on developing industry expertise and deep client relationships in a limited number of industry verticals. As a result, a substantial portion of our revenue has been generated by clients operating in the financial services, food and beverage and pharmaceutical and cosmetics industry verticals. Net revenue from the financial services, food and beverage and Technology, Media and Telecom industry verticals represented 30%, 20% and 15% of total Net revenue for the year ended December 31, 2022 respectively, and 34%, 24% and 12% of total Net revenue for the fiscal year ended December 31, 2021, respectively. Our business growth largely depends on continued demand for our services from clients in these sectors, and any slowdown or reversal of the trend to spend on technology services in these sectors could result in a decrease in the demand for our services and materially adversely affect our revenue, business, financial condition, results of operations and prospects.

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

The services we provide are often critical to our clients’ businesses. Certain of our client contracts require us to comply with security obligations, which could include maintaining network security and backup data, ensuring our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with our clients by conducting background checks. Any failure in a client’s or third-party service provider’s system, whether or not a result of or related to the services we provide, or a breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. Our liability for breaches of data security requirements or breaches or incidents affecting our clients’ equipment or systems, for which we may be required to indemnify our clients, may be extensive and could result in reputational damage or a loss of clients and revenue.

Breaches of, or significant disruptions to, our information technology systems and solutions and those of our third-party service providers and subprocessors and unauthorized access to or misuse of the information and data we collect, transmit, use, store and otherwise process may cause us to lose current or future clients and our reputation and business may be harmed.

We have access to or are required to collect, transmit, use, store and otherwise process confidential client and consumer data. We also use third-party service providers (including cloud infrastructure and data center providers) and subprocessors to help us deliver services to clients and their end-consumers. These service providers and subprocessors may also collect, transmit, use, store and otherwise process personal information, credit card information and/or other confidential information of our employees, clients and our clients’ end-consumers. Despite our efforts with respect to security measures, this information, and the information technology systems that are used to store and otherwise process such information, including those information technology systems of our service providers and subprocessors, may be vulnerable to cyberattacks and other security threats or disruptions, including unauthorized access or intrusion, breaches, damage or other interruptions, including as a result of third-party action, criminal conduct, physical or electronic break-ins, telecommunications or network failures or interruptions, malicious or inadvertent acts of employee or contractors, nation-state malfeasance, computer viruses, malware, denial-of-service attacks, phishing, hackers, system error, software bugs or defects, fraud, process failure or otherwise. While we strive to maintain reasonable preventative and data security controls, it is not possible to prevent all security threats to our systems and data and those of our third-party service providers, over which we exert less control. In addition, cybersecurity threats and techniques used to obtain unauthorized access, disable or degrade service or sabotage systems continue to increase, evolve in nature and become more sophisticated. Further, as a result of the COVID-19 pandemic, we may face increased security risks due to our increased reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. If any person circumvents our network security, accidentally exposes our data or code, or misappropriates data or code that belongs to us, our clients or our clients’ end users, or causes our systems to malfunction, we could face numerous risks, including risk related to breach of contract, diversion of management resources, increased costs relating to mitigation and remediation of such problems, regulatory actions, penalties and fines, litigation and future costs related to information security.

We may incorporate third-party open source software in our solutions, and any defects or security vulnerabilities in the open source software or our failure to comply with the terms of the underlying open source software licenses could adversely impact our clients, negatively affect our business, subject us to litigation, and create potential liability.

Certain of our solutions and software that is delivered to our clients incorporate software components that are licensed to us by third parties under various “open source” licenses, including the GNU General Public License, the GNU Lesser General Public License, the BSD License, the Apache License and others, and we may also rely on licensed software for the provision of our services. Despite our efforts to comply with such licenses, we or our clients may be subject to claims from third parties that our use or our clients’ use of certain open-source software infringes the claimants’ intellectual property rights. Generally, our agreements require that we indemnify clients against such claims. In addition, the use of open-source software may entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. To the extent that our solutions and software depend upon the successful operation of open-source software, any undetected errors or defects in this open-source software could prevent the deployment or impair the functionality of our solutions and software, delay the introduction of new solutions, result in a failure of our software, and injure our reputation. For example, undetected errors or defects in open-source software could render it vulnerable to breaches or security attacks, making our systems more vulnerable to data breaches.

Certain open source licenses require that users who distribute or convey the open source software subject to such licenses make available the source code of any modifications or derivative works based on such open source software. Although we monitor our use of open source software in an effort both to comply with the terms of the applicable open source licenses and to avoid subjecting our solutions and software to restrictions we do not intend, the terms of many open source licenses have not been interpreted by courts in relevant jurisdictions, and therefore the potential impact of such licenses on our business is not fully known or predictable. There is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to market certain of our software solutions or our clients’ ability to use the software that we develop for them and operate their businesses as they intend. The terms of certain open- source licenses may require us or our clients to release the source code of the software we develop for our clients that is combined with or linked to open-source software, and to make such software available under the applicable open-source licenses. In the event that portions of our solutions or client deliverables are determined to be subject to an open source license, we or our clients could be required to publicly release the affected portions of source code, pay damages for breach of contract, re- engineer all, or a portion of, the applicable software, discontinue sales of one or more of our solutions in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts. Disclosing could allow our competitors or our clients’ competitors to create similar products with lower development effort and time and ultimately could result in a loss of sales for us or our clients. Any of these events could create liability for us to our clients, increase our costs and damage our reputation, which could have a material adverse effect on our revenue, business, financial condition, results of operations and prospects.

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

Our client contracts generally require, and our clients typically expect, that we will assign to them all intellectual property rights associated with the deliverables that we create in connection with our engagements. To assign these rights to our clients, we must ensure that our employees and independent contractors validly assign to us all intellectual property rights that they have in such deliverables. Our employment and independent contractor agreements include terms regarding the assignment of inventions. These agreements provide that the employee or independent contractor assign to us all of the intellectual property rights of the employee and/or independent contractor to such deliverables, but there can be no assurance that we will be able to enforce our rights under such agreements. Given that we operate in a variety of jurisdictions with different and evolving legal regimes, we face increased uncertainty regarding whether such agreements will be found to be valid and enforceable by competent courts and whether we will be able to avail ourselves of the remedies provided for by applicable law, see “Risk Factors — Certain Compliance, Tax, Legal and Regulatory Risks — Our business, financial condition and results of operations may be adversely affected by the various conflicting and/or onerous legal and regulatory requirements imposed on us by the countries where we operate.” Considering the expectations described above, we can also be subject to claims from our clients regarding the use of certain open-source software infringing the claimants’ intellectual property rights.

Our success also depends in part on certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing, protecting, enforcing and maintaining our proprietary and intellectual property rights. To protect our proprietary and intellectual property rights, we rely upon a combination of technical measures, license agreements, nondisclosure and other contractual arrangements as well as trade secret, copyright, trademark laws and other similar laws. We consider trade secrets and confidential know-how to be important to our business. However, trade secrets and confidential know-how are difficult to maintain as confidential. We attempt to protect this type of information and our proprietary and intellectual property rights generally by requiring our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. We also seek to preserve the integrity and confidentiality of our technology, data, trade secrets and know-how by maintaining physical security of our premises and physical and electronic security of our information technology systems. Despite our efforts to protect our confidential information, intellectual property, and technology, unauthorized third parties may gain access to our confidential proprietary information, develop and market solutions similar to ours, or use trademarks similar to ours, any of which could materially harm our business and results of operations. Moreover, policing our intellectual property rights is expensive, time-consuming and unpredictable. If a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Further, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. To the extent that we seek to enforce our rights, we could be subject to defenses, counterclaims, and claims that our intellectual property rights are invalid, unenforceable, or licensed to the party against whom we are pursuing a claim. If we are not successful in defending or enforcing such claims in litigation, we could lose valuable intellectual property rights or we may be subject to damages that could, in turn, harm our results of operations. Even if we are successful in defending or enforcing our claims, litigation could result in substantial costs and diversion of resources and could negatively affect our business, reputation, results of operations and financial condition. If we are unable to protect our technology and to adequately maintain and protect our intellectual property rights, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative solutions that have enabled us to be successful to date.

We may be subject to claims by third parties asserting that we, our clients, companies we have acquired, our employees or our independent contractors have infringed, misappropriated or violated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

We may be subject to claims by third parties that we, our clients, companies we have acquired, our employees, or our independent contractors have misappropriated their intellectual property. For example, many of our employees were previously employed at our competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information of others in their work for us, we may be subject to claims that we or these employees have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims. In addition, we are subject to additional risks related to intellectual property infringement as a result of our recent acquisitions and any future acquisitions we may complete. For instance, the developers of the technology that we have acquired or may acquire may not have appropriately created, maintained, protected or enforced their intellectual property rights in such technology. Indemnification and other rights we have under acquisition documents may be limited in terms and scope and may therefore provide us with little or no protection from these risks.

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

We provide technology services that are critical to our clients’ businesses. If we were to default in the provision of any contractually agreed-upon services, our clients could suffer significant damages and make claims against us for those damages. Our insurance coverage is very limited, for instance, CI&T Brazil’s errors and omissions liability coverage for all of its services is limited to R$10 million, subject to lower sub-limits in certain cases. Our insurance policies, including our errors and omissions insurance, may be inadequate or insufficient to compensate us for the potentially significant losses resulting from claims arising from breaches of our contracts, disruptions in our services, failures or disruptions to our infrastructure, catastrophic events and disasters or otherwise. Additionally, we do not carry cyber insurance, which may expose us to certain potential losses for damages in an amount exceeding our resources. Further, such insurance may not be available to us in the future on economically reasonable terms, or at all. To the extent client damages are deemed recoverable against us in amounts substantially in excess of our insurance coverage, or if our claims for insurance coverage are denied by our insurance carriers for any reason, including reasons beyond our control, there could be a material adverse effect on our revenue, business, financial condition, results of operations and prospects.

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

We may be materially and adversely affected by unfavorable economic developments in any country where we have operations. Activities outside of Brazil accounted for 55% of our Net revenue for the year ended December 31, 2022 and 52% of our Net revenue for the fiscal year ended December 31, 2021. A significant deterioration in economic conditions in any of the markets that are most significant for our operations, including economic slowdowns or recessions, inflationary pressures and/or disruptions in the credit and capital markets, could lead to decreased consumer spending and decreased consumer confidence generally, thereby reducing demand for our services. Unfavorable economic conditions may also negatively impact our clients, suppliers and financial counterparties, who may face cash flow problems, increased defaults or other financial problems. In addition, volatility in the credit and capital markets caused by unfavorable economic developments and uncertainties may result in the unavailability of financing or an increase in its cost. In Brazil, for example, credit markets have been significantly impacted by the Americanas case, which has led lenders to be more cautious and selective in granting credit and widened banking spreads, which may increase the risk of default by our clients, suppliers, service providers and other counterparties, and reduce the ability of our clients to make additional investments. Our business may also be affected by other economic developments, such as fluctuations in exchange rates, the imposition of any import, investment or foreign exchange restrictions, including tariffs and import quotas, or any restrictions on the repatriation of earnings and capital. Any of these developments could materially adversely affect our business, financial condition, results of operations and prospects.

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

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our operating results, financial condition and prospect

Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, in March 2023, Silicon Valley Bank, or SVB, was closed and placed in receivership and subsequently, additional financial institutions have been placed into receivership. If any financial institution at which we hold deposits or other direct investments were to be placed into receivership, we may be unable to access such funds. In addition, if any of our customers, suppliers or other parties with whom we conduct business are unable to access funds with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition.

Our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial services industry or the economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets or concerns or negative expectations about the prospects for companies in the financial services industry and in other industries. Any decline in access to cash or credit and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations, and could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

Certain Risks Relating to Our Growth Strategy

We may not be able to sustain our revenue growth rate in the future.

We have experienced rapid revenue growth in recent periods. Our Net revenue increased by 51.5% and 51% in the years ended December 31, 2022 and 2021 respectively, compared to the prior year. We may not be able to sustain revenue growth consistent with our recent history or at all. You should not consider our revenue growth in recent periods as indicative of our future performance. We believe our ability to attract new clients and our revenue growth depends on a number of factors, including:

●our current or potential clients’ spending levels;

●competitive factors affecting the digital transformation market, including the introduction of competing services, discount pricing and other strategies that may be implemented by our competitors;

●our ability to execute our growth strategy and operating plans;

●our clients’ level of satisfaction with our solutions;

●changes in our relationships with third parties, including our business partners, app developers, theme designers, referral sources and payment processors;

●the timeliness and success of our solutions;

●the frequency and severity of any system outages;

●technological change;

●our ability to adequately obtain, maintain, protect and enforce our intellectual property and proprietary rights;

●concerns relating to actual or perceived breaches of our IT systems or the data contained therein;

●the continued willingness of the end-consumers of our clients to use the internet for commerce; and

●our focus on long-term value over short-term results, through strategic decisions that may not maximize our short-term revenue or profitability if we believe that the decisions are consistent with our mission and will improve our financial performance over the long term.

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

Moreover, as we introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and it may require substantial management efforts and skills to mitigate these risks and challenges. We expect to continue to spend substantial financial and other resources on, among other things:

●investments in our IT team, improvements in security and data protection, the development of new products, features and functionality and enhancements to our solutions;

●sales and marketing, including the continued expansion of our direct sales and marketing programs, especially for businesses outside of Brazil;

●expansion of our operations and infrastructure, both domestically and internationally; and

●general administration, including legal, accounting and other expenses related to being a public company.

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

We are focused on geographic expansion, particularly in North America and Europe. In the year ended December 31, 2022, 52% of our Net revenue came from clients in North America and Europe, an increase of 4 percentage points when compared to the year ended December 31, 2021.In fiscal year 2021, 48% of our Net revenue came from clients in North America and Europe, an increase of three percentage points when compared to fiscal year 2020.We have made significant investments to expand in North America and Europe, however, our ability to add new clients depends on a number of factors, including market perception of our services, our ability to successfully add nearshore delivery center capacity and pricing, competition and overall economic conditions.In January 2022, we completed the acquisition of Somo Global Ltd. to accelerate our growth in the EMEA region. In addition, in June 2022 we acquired Box 1824 Planejamento e Marketing LTDA. to accelerate our global strategic capabilities. In September 2022, we completed the acquisition of Transpire Technology Pty Ltd and, in November 2022, we completed the acquisition of NTERSOL Consulting LLC, with a view to enhancing our growth in the Asia-Pacific region (APAC) and North America, respectively. If we are unable to retain existing clients and attract new clients in North America, Europe and elsewhere, we may be unable to grow our revenue and our business and results of operations could be adversely affected.

Potential future acquisitions could prove difficult to integrate, disrupt our business, dilute shareholder value and strain our resources.

We may continue to expand our operations through strategically targeted acquisitions of additional businesses.For example, in 2021 we acquired DextraInvestimentos S.A. in Brazil, in January 2022 we acquired Somo Global Ltd, in June 2022 we acquired Box 1824 Planejamento e Marketing LTDA., in September 2022, we acquired Transpire Technology Pty Ltd in APAC and in November 2022 we acquired NTERSOL Consulting LLC in the United States.In the future, we may acquire additional businesses that we believe could complement or expand our business.The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business.We cannot assure you that any of these acquisitions will produce the results that we expect at the time we enter into or complete a given transaction.Future acquisitions may increase our level of indebtedness and negatively affect our liquidity.

Integrating the operations of acquired businesses successfully or otherwise realizing any of the anticipated benefits of acquisitions, including anticipated cost savings and additional revenue opportunities, involves a number of potential challenges. The failure to meet these integration challenges could seriously harm our financial condition and results of operations. Realizing the benefits of acquisitions depends partly on the integration of operations and personnel. These integration activities are complex and time- consuming, and we may encounter unexpected difficulties or incur unexpected costs, including:

●our inability to achieve the operating synergies anticipated in the acquisitions;

●diversion of management attention from ongoing business concerns to integration matters;

●consolidating and rationalizing information technology platforms and administrative infrastructures;

●complexities associated with managing the geographic separation of the combined businesses and consolidating multiple physical locations;

●retaining IT professionals and other key employees;

●integrating personnel from different corporate cultures while maintaining focus on providing consistent, high quality service;

●demonstrating to our clients and to clients of acquired businesses that the acquisition will not result in adverse changes in client service standards or business focus;

●possible cash flow interruption or loss of revenue as a result of transitional matters; and

●inability to generate sufficient revenue to offset acquisition costs.

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

Our success depends on delivering innovative solutions that leverage emerging technologies and emerging market trends to generate business impact, which may include revenue growth, cost reduction, expansions into new lines of business and other initiatives. Technological advances and innovation are constant in the technology services industry, and the technology services industry increasingly relies on data engineering, artificial intelligence, digital analytics and business intelligence for innovation, which increases our pressure for innovation. As a result, we must continue to invest significant resources to stay abreast of technology developments so that we may continue to deliver solutions that our clients will wish to purchase. We cannot guarantee that product enhancements and new solutions will perform as well as or better than our existing offerings. Product enhancements and new solutions we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may have interoperability difficulties or may not achieve the broad market acceptance necessary to generate significant revenue.

In addition, we need to understand our clients’ behavior and needs to prepare for the next shift in the relationship between businesses and their end-consumers so that we are well-positioned to propose and develop new solutions to support this change in consumer trends and behavior. We cannot guarantee that we will always be able to offer the products and services sought by our clients. We are subject to potential changes to consumer habits and demand for products and services by our clients (and the end-consumers of our clients). This requires us to adapt to their preferences on an ongoing basis. Accordingly, we may not be able to anticipate or respond adequately to changes in consumer habits, and we cannot guarantee that we will be efficient and effective in adapting to meet those habits. Also, the use of automation and artificial intelligence by our clients may reduce the demand for our services and products and adversely impact our business model and results.

If we are unable to anticipate technology developments, adopt innovative technologies, enhance our existing solutions or develop and introduce new solutions to keep pace with such changes and meet changing client needs, we may lose clients and our revenue and results of operations could suffer. Our results of operation would also suffer if our employees are not responsive to the needs of our clients, not able to help clients in driving innovation and not able to help our clients effectively bringing innovative ideas to market. Our competitors may be able to offer engineering, design and innovation services that are, or that are perceived to be, substantially similar or better than those we offer. This may force us to reduce our daily rates and to expend significant resources to remain competitive, which we may be unable to do profitably or at all. Because many of our clients and potential clients regularly contract with other IT service providers, these competitive pressures may be more acute than in other industries.

We may need additional capital, and a failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We believe that our current cash balances, cash flow from operations, and credit facilities should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or seek credit agreement financing. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including investors’ perception of, and demand for, companies of our segment, conditions in the capital markets in which we may seek to raise funds, our future results of operations and financial condition, and general economic and political conditions. Financing may not be available in amounts or on terms acceptable to us, or at all, and could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

Certain Risks Relating to Our Organizational Structure

In the past, we identified material weaknesses in our internal control over financial reporting, and if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud. As we are an emerging growth company, our independent registered public accounting firm has not yet conducted an audit of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act of 2002.

In the past, we have identified material weaknesses in our internal control over financial reporting, and we cannot assure that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future, or that our internal control over financial reporting will not be ineffective. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as accounting standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. For further information, see “Item 15. Controls and Procedures—D. Changes in Internal Control Over Financial Reporting.” If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from NYSE, regulatory investigations and civil or criminal sanctions.

We have adopted a remediation plan with respect to the material weaknesses identified in the past, and our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. For more information, see “Item 15. Controls and Procedures — D. Changes in Internal Control Over Financial Reporting.” However, we cannot assure you that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal controls over financial reporting.

In light of the control deficiencies and the resulting material weaknesses that were previously identified, it is possible that, had we and our registered public accounting firm performed an assessment or audit, respectively, of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act of 2002, additional material weaknesses may have been identified.

In addition, until we cease to be an “emerging growth company” as such term is defined in the JOBS Act, which may not be until after five full fiscal years following the date of the initial public offering, our independent registered public accounting firm is not required to attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may disagree with our assessment or may issue a report that is qualified if is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation in the future.

Requirements associated with being a public company in the United States require significant company resources and management attention.

We are subject to certain reporting requirements of the Exchange Act, and the other rules and regulations of the SEC and the NYSE. We are also subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These rules and regulations increase our legal, accounting and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. As the date of this document, our director and officer liability insurance coverage is limited to US$ 10 million. New rules and regulations relating to information disclosure (including cybersecurity risk), financial reporting and controls and corporate governance, which could be adopted by the SEC, the NYSE or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

These new obligations may also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. Given that most of the individuals who now constitute our management team have limited experience managing a U.S. publicly traded company and complying with the increasingly complex laws pertaining to public companies, initially, these new obligations could demand even greater attention. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operation results.

We are dependent on members of our senior management team and other key employees, including key executives of acquired companies.

Our future success heavily depends upon the continued services of our senior management team, particularly, our Chief Executive Officer, key executives of acquired companies, and other key employees. We currently do not maintain key person life insurance for any of the members of our senior management team, key executives or other key employees. Our entitlement to receive notice of an executive offer or senior executive terminating their respective employment varies across offices and positions and for some positions, no notice is required. We seek to incentivize retention by granting our senior executives stock options with vesting periods that range from 5 to 7 years and we are consistently assessing the market to align our executive compensation packages. However, if one or more of our senior executives or key employees are unable or unwilling to continue in their present positions (including any limitation on the performance of their duties or short-term or long-term absences as a result of the COVID-19 pandemic), it could disrupt our business operations, and we may not be able to replace them easily, on a timely basis or at all. The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business, and could affect our corporate culture. In addition, if the perceived value of our stock awards declines, it may adversely affect our ability to recruit and retain highly skilled employees.

In addition, competition for senior executives and key employees in our industry is intense, and we may be unable to retain our senior executives and key employees or attract and retain new senior executives and key employees in the future, in which case our business may be severely disrupted. Our senior executives have non-compete clauses in their employment contracts with us, however, if any of our senior executives or key personnel joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key IT professionals and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our clients, joins a competitor or forms a competing company, we may lose clients, and our revenues may be materially adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. If any dispute arises between our senior executives or key personnel and us, any non-competition, non-solicitation and non-disclosure agreements we have with our senior executives or key personnel might not provide effective protection to us.

If we fail to attract new personnel or fail to retain and motivate our current personnel, it could adversely affect our business and future growth prospects.

We are exposed to fluctuations in foreign currency exchange rates and enter into derivatives transactions to manage our exposure to exchange rate risk.

We hold certain funds in non-Brazilian real currencies, and will continue to do so in the future, and our offshore operating subsidiaries generate revenue in non-Brazilian real currencies. Accordingly, our financial results are affected by the translation of these non-real currencies into reais. In addition, to the extent that we need to convert future financing proceeds into Brazilian reais for our operations, any appreciation of the Brazilian real against the relevant foreign currencies would materially reduce the Brazilian real amounts we would receive from the conversion, and any depreciation of the Brazilian real against the relevant foreign currencies could increase the amounts in Brazilian reais that we are required to convert into the relevant foreign currencies to service such relevant foreign currency financings. No assurance can be given that fluctuations in foreign exchange rates will not have a significant impact on our business, financial condition, results of operations and prospects. We may also have foreign exchange risk on any of our other assets and liabilities denominated in currencies, or with pricing linked to currencies, other than our functional currency, including certain contract assets. Fluctuations in the Brazilian real versus any of these foreign currencies may have a material adverse effect on our financial position and results of operations, for example as a result of overall market declines and increased market volatility due to the global macroeconomic conditions.

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

We are a Cayman Islands exempted company with limited liability. As a holding company, our corporate purpose is to invest, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, where most of our operations are located, in the United States, where a significant amount of our revenues come from, and other countries such as United Kingdom, Portugal, Canada, China, Japan and Australia, Colombia and Argentina. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations and, in turn, the payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our Class A common shares, could be restricted under financing arrangements that we or our subsidiaries may enter into in the future and we and such subsidiaries may be required to obtain the approval of lenders to make such payments to us in the event they are in default of their repayment obligations. Furthermore, we may be adversely affected if the Brazilian government, or the governments of any of the jurisdictions in which our subsidiaries are located, impose legal restrictions on dividend distributions by our existing subsidiaries. Exchange rate fluctuations will also affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries.

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

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Legislators, regulators and courts may make legal and regulatory changes or apply existing laws that require us to incur substantial costs, expose us to unanticipated civil or criminal liability, cause us to change our business practices, or bring legal uncertainty to our business. Changes in these laws or regulations, or in their interpretation, could impact internet neutrality, tariffs, content, copyright protection, distribution, electronic contracts and other communications, consumer protection, and data privacy, and adversely affect the demand for our services or require us to modify our solutions to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees, or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally, resulting in reductions in the demand for technology services such as ours. Also, such laws and regulations are often inconsistent and may be subject to amendment or re-interpretation, which may cause us to incur significant costs and expend significant effort to ensure compliance. These laws and regulations and resulting increased compliance and operational costs could materially harm our business, results of operations and financial condition.

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

We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in Brazil and other jurisdictions, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business. Moreover, existing Brazilian and foreign privacy and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy and data protection-related matters. Additionally, our clients may be subject to differing privacy laws, rules and legislation, which may mean that they require us to be bound by varying contractual requirements applied to certain other jurisdictions. Because global laws, regulations and industry standards concerning privacy and data security have continued to develop and evolve rapidly, compliance with such new laws or changes to existing laws may impact our business and practices, requiring us to expend significant resources to adapt to these changes, or to stop offering our solutions in certain countries. These developments could adversely affect our business, results of operations and financial condition.

Changes in tax or labor laws, incentives or benefits, or differing interpretations of such laws may adversely affect our results of operations.

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

In addition, our financial condition and results of operations may decline if certain tax incentives are not retained or renewed. For a discussion of certain key tax benefits, see “Taxation.” The Brazilian Federal Government also recently announced and presented to Congress (i) the Bill of Law No. 3,887/2020, focused on several changes to the taxes currently levied on revenues; and (ii) the Bill of Law No. 2,337/2021, the so-called “second phase” of the envisaged Brazilian Tax Reform Plan, focused on income taxation, which includes several topics such as the taxation of dividends, adjustments in corporate taxation basis and rates of Brazilian entities, changes in the taxation of income and gains in connection with investments in the Brazilian capital markets, such as financial assets and investment funds, among others. While such legislation has not been enacted, and it is not possible to determine at this time, what changes to tax laws and regulations will come into effect (if any), any such change may have an adverse effect on our results and operations.

In 2023, the STF issued decisions that loosened the application of the res judicata doctrine, which could have a material impact on our business and practices. In these proceedings, the STF ruled that a decision rendered with respect to a taxpayer cannot prevail over subsequent decisions issued by the STF that apply to all taxpayers and, consequently, decisions rendered on an individual basis can be reversed if the STF changes its understanding. In this sense, if the decisions are reversed, the company will have to bear the payments of any taxes from which it obtained exemption. For 2023, we also expect some labor law changes increasing labor taxes and obligations for companies, not only by the government but also by unions. Changes in labor laws, incentives or benefits, or differing interpretations of such laws may adversely affect our results of operations.

Our business, financial condition and results of operations may be adversely affected by the various conflicting and/or onerous legal and regulatory requirements imposed on us by the countries where we operate.

Since we maintain operations and provide services to clients throughout the world, we are subject to numerous, and sometimes conflicting, legal requirements on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, anti-bribery, whistleblowing, internal and disclosure control obligations, data protection and privacy and labor relations and work visa policies. Our failure to comply with these regulations in the conduct of our business could result in fines, penalties, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and an adverse impact on our reputation. Our failure to comply with these regulations in connection with the performance of our obligations to our clients could also result in liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to defend and preserve our rights.

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

We operate in jurisdictions that have a high risk of corruption and we are subject to anti-corruption, anti-bribery anti-money laundering and sanctions laws and regulations, including the Brazilian Federal Law No. 12,846/2013, or the Clean Company Act, the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, and the Bribery Act 2010 of the United Kingdom, or the Bribery Act. Each of the Clean Company Act, the FCPA and the Bribery Act prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage, and impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. We cannot assure that our compliance program, designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements, will prevent violations of these laws and regulations. Violations of the anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, forfeiture of significant assets, as well as reputational harm.

Regulators may increase enforcement of these obligations, which may require us to adjust our compliance and anti-money laundering programs, including the procedures we use to verify the identity of our clients and to monitor our transactions and transactions made through our platform. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records, verify clients' identities, and report any change in such thresholds to the applicable regulatory authorities, which could result in increased costs to comply with these legal and regulatory requirements. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new clients to join our network and reduce the attractiveness of our products and services.

We are subject to the Economic Substance Regime in the Cayman Islands.

On December 27, 2018, the Cayman Islands published The International Tax Co-operation (Economic Substance) Act (As Revised) and The International Tax Co-operation (Economic Substance) (Prescribed Dates) Regulations (As Revised) (together, the “Initial Act”). The Initial Act was amended by several amendment regulations, which were subsequently consolidated into the International Tax Co-operation (Economic Substance) Act (As Revised) (the “Economic Substance Act”). The Economic Substance Act is supplemented by the issuance of related Guidance on Economic Substance for Geographically Mobile Activities, version 3.2 of which was issued in July 2022. We are currently subject to the Economic Substance Act. Given that the Economic Substance Act was only recently enacted and supplemented, and our business activities and operations may change from time to time, it is difficult to predict if we will continue to be subject to the Economic Substance Act and the impact that the Economic Substance Act could have on us and our subsidiaries. For example, compliance with any applicable obligations may create significant additional costs that may be borne by us or otherwise affect our management and operation. We will continue to consider the implications of the Economic Substance Act on our business activities and operations and reserve the right to adopt such arrangements as we deem necessary or desirable to comply with any applicable requirements.

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

The Brazilian currency has been historically volatile and devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.197 per U.S.$1.00 on December 31, 2020, which reflected a 28.9% depreciation in the real against the U.S. dollar during 2020. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.580 per U.S.$1.00 on December 31, 2021, which reflected a 7.4% depreciation in the real against the U.S. dollar during 2021. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.2177 per U.S.$1.00 on December 31, 2022, which reflected a 7.85% appreciation in the real against the U.S. dollar during 2022. Although the real appreciated in 2022, there can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

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

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

●expansion and contraction of the Brazilian economy, measured by the gross domestic product growth rates, including by virtue of the COVID-19 pandemic;

●growth or downturn of the Brazilian economy;

●interest rates and monetary policies;

●exchange rates and currency fluctuations;

●inflation;

●liquidity of the domestic capital and lending markets;

●import and export controls;

●exchange controls and restrictions on remittances abroad and payments of dividends;

●modifications to laws and regulations according to political, social and economic interests;

●fiscal policy and changes in tax laws;

●economic, political and social instability, including general strikes and mass demonstrations;

●the regulatory framework governing the education industry;

●labor and social security regulations;

●energy and water shortages and rationing;

●commodity prices; and

●other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty about the implementation of reforms or changes by the Brazilian federal government generates instability in the Brazilian economy, as well as greater volatility in the domestic capital market and in the securities of issuing companies. We cannot predict what measures the Brazilian federal government will take in the face of mounting macroeconomic pressures or otherwise. This scenario is further aggravated when analyzed together with the impacts of the COVID-19 pandemic, which may adversely affect our business, operations, results and share price.

Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil. The Brazilian markets have seen an increase in volatility due to the uncertainties resulting from investigations in progress, which have affected the country’s economic and political environment. In addition, public disagreements between the Brazilian former government officials and members of the Brazilian Supreme Court, social and political unrest and demonstrations have exacerbated uncertainty around an already unstable political environment in Brazil, which may adversely affect our business, operations, results and share price.

Uncertainties regarding the recently elected government’s implementation of changes in monetary, fiscal and social policies, as well as concerns with government expenditures and fiscal responsibility, may contribute to economic instability. These uncertainties and new measures may increase the volatility of the Brazilian securities market.

The president of Brazil has the power to establish policies and perform governmental acts related to the conduction of the Brazilian economy and, consequently, affect the operations and financial performance of companies, including ourselves. We cannot predict which policies the newly appointed President will adopt, much less whether such policies or changes in current policies could have an adverse effect on us or on the Brazilian economy. Any lack of decision by the Brazilian government to implement changes in certain policies or regulations may contribute to economic uncertainty for investors with respect to Brazil and increase market volatility.

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

Economic, health, political, environmental or any other type of crisis that can impact the Brazilian economy can affect the purchasing power of the Brazilian population, which — in turn — can adversely affect us. Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with contractions of 3.5% and 3.3% in 2015 and 2016, respectively, followed by growth of 1.3% in 2017, 1.8% in 2018, 1.1% in 2019, a contraction of 4.1% in 2020, a growth of 4.6% in 2021 and a growth of 2.9% for the year ended December 31, 2022. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

The financial crisis that originated in the United States in the third quarter of 2008, for example, caused the dollar to rise against the real. This led to a credit restriction in the domestic market, increased unemployment rates, increased defaults, and, consequently, a reduction in consumption in Brazil. Similarly, the political-economic crisis experienced in Brazil between 2013-2016 had a relevant impact on unemployment rates, decreased the purchasing power of the population and, consequently, decreased consumption in the country.

Recently, the world has been affected by the COVID-19 pandemic which has caused negative global economic impacts. As a result of the pandemic, we believe that the purchasing power of the Brazilian population will decrease, which could cause a significant reduction in consumption and adversely affect us.

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

According to the National Consumer Price Index (Índice Nacional de PreçosaoConsumidorAmplo, “IPCA”), which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), Brazilian inflation rates were 5.79%, 10.06%, 4.52%, and 4.31%, as of December 31, 2022, 2021, 2020 and 2019, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high-interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil oscillated from 14.25% as of December 31, 2015 to 6.50% as of December 31, 2018, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil - COPOM). As of August 5, 2020, the SELIC rate target was set at 2.0% p.a. From 2021, COPOM started to gradually increase the interest rate, until it reached 13.75% p.a. on August 3, 2022. Since then, the COPOM is keeping the SELIC rate constant, until the date of this annual report.

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

Rating agencies started to review Brazil’s sovereign ratings in September 2015. Subsequently, Brazil lost its investment grade, according to the credit rating reviewed by the three main credit rating agencies. After an initial downgrade in September 2015, Standard & Poor’s downgraded again from BB-plus to BB and, in January 2018, downgraded Brazil’s sovereign credit rating from BB to BB-minus, in addition to changing the outlook from negative to stable. In December 2015, Moody’s placed Brazil’s Baa3 issuer and bond rating under review for a downgrade and subsequently downgraded Brazil’s ratings to below investment grade, or Ba2, with a negative outlook. In April 2018, Moody’s maintained Brazil’s Ba2 rating and changed the outlook from negative to stable. In December 2015, Fitch downgraded Brazil’s sovereign credit rating to BB- plus, with a negative outlook, and made a further downgrade in May 2016 to BB with a negative outlook, which was maintained in 2017. In February 2018, Fitch further downgraded Brazil’s sovereign credit rating to BB-minus, with a stable outlook, which was maintained in 2022.

As of the date of this annual report, Brazil’s sovereign credit ratings were BB- stable, Ba2 stable and BB- stable by Standard & Poor’s and Moody’s and Fitch, respectively. We cannot assure that rating agencies will maintain Brazil’s sovereign credit ratings and any downgrades may adversely affect us.

Certain Risks Relating to Our Class A Common Shares

Shares prices, particularly of technology companies, are subject to significant volatility. Also, an active trading market for our Class A common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares and our ability to raise capital in the future may be impaired.

Although our Class A common shares are listed and being traded on the NYSE, an active trading market for our shares may not be maintained. If an active market for our Class A common shares is not maintained, it may be difficult for you to sell shares without depressing the market price for the shares or at all. An inactive trading market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. Also, in an environment of depressed share prices, our shareholders, including affiliates, may purchase our Class A common shares in the market, which may further reduce the liquidity of the trading market for our shares.

In addition to the risks described above, the market price of our Class A common shares may be influenced by many factors, some of which are beyond our control, including:

●actual or forecast fluctuations in revenue or in other operating and financial results;

●variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

●action by securities analysts who begin or continue to cover us, changes in the financial estimates of any securities analysts who follow our company or our failure to meet these estimates or investors’ expectations;

●announcements by us or by our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

●negative media coverage or publicity affecting us, whether true or not;

●changes in the operating performance and stock market valuations of digital transformation companies in general, including our competitors;

●fluctuations in the price and volume of the stock market in general, including as a result of trends in the economy as a whole;

●threats of lawsuits and actions brought against us or decided against us;

●developments in the legislation or regulatory action, including interim or final decisions by judicial or regulatory bodies;

●changes in accounting standards, policies, guidelines, interpretations or principles;

●any significant changes in our board of directors or management;

●any security incidents or public reports of security incidents related to us or our sector;

●statements, comments or opinions from public officials that our offerings are or may be illegal, regardless of interim or final decisions of judicial or regulatory bodies; and

●other events or factors, including those resulting from war, terrorist incidents, natural disasters or responses to such events.

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

Each Class A common share entitles its holder to one vote per share, and each Class B common share entitles its holder to ten votes per share, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding. Due to the ten-to-one voting ratio between our Class B and Class A common shares, the Class B Shareholders are expected to collectively continue to control a majority of the combined voting power of our common shares so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding. In addition, in connection with the initial public offering, we entered into a shareholders’ agreement with our founder shareholders and the investment vehicles of Advent International (“Advent Managed Fund LLCs”) pursuant to which our founder shareholders and the Advent Managed Fund LLCs will have the right to appoint directors to our board. See “Principal and Selling Shareholders — Shareholders’ Agreement.”

In addition, our Articles of Association provide that Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) subject to the Class B Shareholder Consent (as defined in our Articles of Association), a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership interests in CI&T (following an offer by us to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in CI&T pursuant to our Articles of Association), provided that such rights to purchase additional Class B common shares may only be exercised with Class B Shareholder Consent.

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

In light of the above provisions relating to the issuance of additional Class B common shares, the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; as well as the ten-to-one voting ratio of our Class B common shares and Class A common shares, holders of our Class B common shares will in many situations continue to maintain control of matters requiring shareholder approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. For a description of our dual class structure, see “Additional Information — B. Memorandum and Articles of Association — Description of Share Capital — Voting Rights.”

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

As of the date of this annual report, we have 19,969,110 Class A common shares and 113,845,201 Class B common shares outstanding. Our shareholders or entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their Class A common shares, the market price of our Class A common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A common shares to decline.

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders of companies incorporated under and governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association, the Companies Act (As Revised) of the Cayman Island (the “Companies Act”) and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions.

In particular, as a matter of Cayman Islands law, directors and officers owe the following fiduciary duties: (i) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty to exercise powers fairly as between different sections of shareholders; (v) duty to exercise independent judgment; and (vi) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. With respect to the duty of directors to avoid conflicts of interest, our Articles of Association vary from the applicable provision of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairperson of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In addition to the above, under Cayman Islands law, directors also owe a duty of care that is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience that director has. As stated above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings, and our Articles of Association provide for such permission in relation to conflicts of interest as noted above. Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the above-mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors has pre-existing fiduciary obligations to other businesses of which they are officers or directors. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Description of Share Capital — Principal Differences between Cayman Islands and U.S. Corporate Law.”

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of the Company’s outstanding shares must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer. As a foreign private issuer, we are permitted to, and we will rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A common shares.

The NYSE equity rules require listed companies to have, among other things, a majority of independent members on their board, and to have independent director oversight of executive compensation, the nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we will follow the home country practice in lieu of the above requirements. See “Additional Information — B. Memorandum and Articles of Association — Description of Share Capital — Principal Differences between Cayman Islands and U.S. Corporate Law.”

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

Under our Memorandum and Articles of Association, the Class B Shareholders are entitled to preemptive rights to purchase additional common shares in the event that there is an increase in our share capital and additional common shares are issued (which may only be exercised with Class B Shareholder Consent), upon the same economic terms and at the same price, in order to maintain their proportional ownership interests. The exercise by holders of our Class B common shares of their preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information see“Additional Information — B. Memorandum and Articles of Association — Description of Share Capital — Preemptive or Similar Rights.”

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline.

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If no or too few securities or industry analysts maintain coverage of our company, the trading price for our Class A common shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline. Our dual class capital structure means our shares will not be included in certain indices. We cannot predict the impact this may have on our share price.

In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of common shares from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and has temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index. We cannot assure that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual-class capital structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our shares. These policies are new and it is unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.

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

Our corporate affairs are governed by our Articles of Association, by the Companies Act and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less prescriptive nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (by way of a scheme of arrangement) or to require that the acquirer give you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation that does not take place by way of a scheme of arrangement to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

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

ITEM 4.INFORMATION ON THE COMPANY
  History and Development of the Company

CI&T Software S.A. was founded in 1995 in Brazil and began working with research and development (R&D) companies for software development before expanding to provide technical services to “nearshore” customers. Over the course of more than 28 years of operations, we have demonstrated a strong track record of revenue growth and have grown to provide services to a client list consisting of over 150 large enterprises and fast-growing companies from several industries across the globe.

During this period, we evolved from a niche R&D internet software company operating in Brazil to a global end-to-end digital transformation specialist impacting some of the world’s leading brands by combining digital strategy with customer-centric design and best-in-class software engineering. From our initial operations mainly in the Brazilian market, we began to work with large companies. We later expanded our business to include development centers located in Brazil and China, to accommodate our clients worldwide. As of December 31, 2022, our clients are located mainly in the United States and Brazil, which accounted for 42.2% and 44.6% of our Net revenue for the year ended December 31, 2022, respectively.

In 2019, funds managed by Advent International (“Advent”), a global private equity firm and asset manager, raised funds with investors, making a strategic minority investment in CI&T through Advent-Managed Vehicles. Meanwhile, our founders, Cesar Nivaldo Gon, Bruno Guiçardi Neto and Fernando Matt Borges Martins, remained the majority shareholders of the business. This strategic and financial partnership has enabled us to accelerate our global growth strategy, which is focused on increasing market share and brand awareness, attracting new talent, strengthening capabilities and expanding geographically. With its deep sector expertise, global platform, and operational resources, Advent has helped us build on our strong momentum.

Despite the effects of the COVID-19 pandemic, we successfully expanded our operations in 2020, opening “nearshore” service hubs in Europe (London and Lisbon) and Canada (Toronto). In 2021, we expanded our China delivery center with a new office in Chengdu. As global development centers, these “nearshore” hubs are focused on expanding our technology integration services to support our digital marketing engagements with our clients. We expect that these “nearshore” hubs will allow us to increase our delivery capacity of solutions to major international brands operating in the key markets of North America and Europe and enable us to energize innovation and digital transformation worldwide. In 2020, we also continued our global expansion with a new push into Australia. Our expansion into these countries offers our international clients more worldwide coverage and enables us to target new ones.

On June 26, 2021, CI&T Brazil entered into a share purchase agreement (the “Share Purchase Agreement”) with Prime Sistemas Fundo de InvestimentosemParticipaçõesMultiestratégiaInvestimento no Exterior (the “Seller”), as seller, Prime Sistemas de AtendimentoaoConsumidor Ltda., as guarantor, and certain other intervening parties, for the purchase of the entire share capital of DextraInvestimentos S.A. (“Dextra Holdings”) and its subsidiaries for R$800,000 thousand, subject to certain purchase price adjustments for debt, cash and working capital amounts. The transaction received regulatory approval from the Brazilian antitrust authority (ConselhoAdministrativo de DefesaEconômica - CADE) on July 22, 2021 and closed on August 10, 2021 (the “Dextra Acquisition”). Since the closing of the acquisition, we have held the entire share capital of Dextra Holdings and its direct and indirect subsidiaries DextraTecnologia S.A. (“DextraTecnologia”), Dextra, Inc (“Dextra U.S.”), Cinq Technologies Ltda. (“Cinq”), and Cinq Technologies LLC (“Cinq U.S.” and, together with Dextra Holdings, DextraTecnologia, Dextra U.S. and Cinq, the “Dextra Group”). At closing, CI&T Brazil paid the Seller R$650,000 thousand and on December 02, 2021, we paid an additional R$50,938 thousand. The remaining purchase price balance will be due on the first anniversary of the closing date. We currently estimate that after the applicable withholdings and price adjustments of R$16,427, the total consideration paid to the Seller will reach R$783,573 thousand. OnDecember 31, 2021, CI&T Brasil mergedDextra Tecnologia S.A. (“Dextra Tecnologia”), Cinq Technologies Ltda. (“Cinq”), DextraInvestimentos S.A. (“DextraInvestimentos”).

On November 10, 2021, our Class A common shares began trading on the NYSE under the symbol “CINT” in connection with our initial public offering.

In January 2022, we completed the acquisition of Somo Global Ltd (“Somo”) to accelerate our growth in EMEA, the second-largest market for digital services.The total consideration of acquisition in the purchase agreement was R$447,414 thousand, including 225,649 Class A common shares issued in connection with the transaction to certain eligible holders of Somo shares.The agreement also contemplates an earn-out clause of up to R$59,868 thousand (£8,307 thousand) based on future performance.

In June 2022, we completed the acquisition of Box 1824 Planejamento e Marketing Ltda., a strategic consulting firm headquartered in São Paulo, Brazil, to accelerate our global strategic capabilities.The total consideration of acquisition in the purchase agreement was R$34,179 thousand. On December 30, 2022, CI&T Brasil merged Box 1824 Plano e Marketing Ltda

In September 2022, we completed the acquisition of Transpire Technology Pty Ltd (“Transpire”), an Australian technology consultancy, to enhance our growth in APAC. The total consideration of acquisition in the purchase agreement was R$77,310 thousand, including 341,631 Class A common shares issued in connection with the transaction to certain eligible holders of Transpire shares. Following the acquisition, this subsidiary had its name changed to CI&T Oceania Pty Ltd.

In November 2022, we completed the acquisition of NTERSOL Consulting LLC (“NTERSOL”), a U.S.-based digital transformation provider, to expand our financial services expertise in North America. The total consideration of acquisition in the purchase agreement was R$664,652 thousand, including the retained amount to be paid in cash on the second anniversary of the closing date (i.e., November 1, 2024), per a fair value amount on December 31, 2022 of R$75,096 thousand (US$14,582 thousand), and also 4,000,000 Class A common shares to be issued in connection with the transaction to certain eligible holders of NTERSOL shares until 2026.

B. Business Overview

CI&T is a provider of strategy, design and software engineering services to enable digital transformation for some of the world’s largest enterprises and fast-growing companies. As companies race to provide their end-customers with a digital-first experience, our highly talented multidisciplinary teams of strategists, designers and engineers bring a 28-year track record of accelerating business innovations through our end-to-end scalable digital solutions. Through our collaborative approach, we are deeply embedded within our clients’ organizations helping drive digital transformation in their day-to-day business operations and strategic thinking. We do this at scale with a global presence of over 6,900 professionals spread across nine countries. As a result, many blue-chip companies and fast-growing companies across geographies and industry verticals trust CI&T as their partner for digital transformation.

In recent years, many emerging technologies and market trends, such as mobility, cloud computing, artificial intelligence and hyper-connectivity, have revolutionized and continue to alter how end-users interact with their brands, forcing businesses to redefine engagement models and customer experiences. As companies across industries seek to transform their businesses, they require specialized engineering and creative talent to design customized, innovative solutions rapidly and at scale. Many companies and traditional IT outsourcing vendors today often lack the know-how and talent to implement these transformational changes at speed and scale. We believe this dynamic creates an attractive opportunity for a digital native company like ours to help companies rapidly adapt while meeting the demands of their end-customers.

According to the International Data Corporation (“IDC”), the digital transformation services market is massive. While this market encompasses several distinct technology solutions, we focus on application development and deployment, consulting, technology outsourcing, and support of IT systems to enable enterprise-wide digital change.

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

Our Growth Units are industry-agnostic and multidisciplinary, incorporating talent from across the organization to provide clients with holistic solutions. Growth Units are empowered to focus on the needs of clients and leverage CI&T’s centralized shared services platform for branding, human capital strategy and corporate learning support. Four to eight multidisciplinary senior leaders comprise an executive leadership team and work together to lead each Growth Unit. This structure enables our executives to actively manage their teams while staying close to our clients. Within each Growth Unit, multiple teams of approximately 10 people are dedicated to a specific client or project, typically including a project manager, designers, architects, data scientists, and developers, among others (the “Squads”). Using Dunbar’s number as a guide, when a Growth Unit reaches approximately 400 people, we split it into smaller units to ensure our organization stays flat, agile and collaborative. Our Growth Unitsare further supported by our PowerHouses, specialized teams with deep digital competencies that help our clients remain updated with the latest emerging trends and technologies regardless of their sector. By empowering smaller teams, we have found that our employees remain more engaged and entrepreneurial while we continue to expand our global reach and scale.

Our approach has enabled us to attract numerous blue-chip companies, such as Johnson & Johnson, AB InBev, Nestlé, Google, Itaú Unibanco, Coca-Cola,LifeScan, Audi and Kraft Heinz among many others. While focused on expanding our business in North America and Europe, we believe our deep roots in Latin America, especially in Brazil, benefit our growth strategy given the region’s massive size and heightened demand for digital transformation services. Our end-to-end solutions and collaborative approach allow us to establish deeply embedded, long-term relationships with our clients that in some instances date back over 15 years. We actively help our clients innovate through these trusted relationships while increasing our share of revenues, as demonstrated by our Net Revenue Retention Rate, which is the ratio of the difference between the Net revenue and the Net revenue generated from new clients in a given year, over Net revenue from the previous year. Over the last five years, our Net Revenue Retention Rate was 123% on average.

We generated Net revenue of R$2,187,710 thousand during 2022 compared to R$1,444,380 thousand during 2021, representing a year-over-year increase of 51.5%. From 2018 to 2022, our Net revenue increased at a compound annual growth rate (CAGR) of 39%. On a constant currency basis, we generated Net revenue of R$2,277,958 thousand during 2022, compared to R$1,442,539 thousand during 2021, representing a year-over-year increase of 57.9%. In addition to strong net revenue growth, our team remains lean and efficient. Per billable employee1, our Net revenue for the year ended 2022 and 2021 was R$369 thousand and R$365 thousand, respectively. Our Net profit for the fiscal year ended 2022 was R$125,916 thousand, compared to R$125,957 thousand during 2021, representing a Net profit margin of 6% and 9% for 2022 and 2021 respectively. Our Adjusted EBITDA was R$417,472 thousand in 2022, which represents a 19.1% Adjusted EBITDA Margin, compared to R$324,081 thousand and a 22.4% Adjusted EBITDA Margin for 2021.

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

[1] We define “billable employees” as those employees accounted for within costs of services provided, which are employees directly involved with the delivery of our strategy, design, and software development services to customers, and which constitute the primary part of our workforce responsible for revenue generation. For the year ended December 31, 2022 and 2021, we had an average of 5,922 and 3,957 billable employees, respectively.

Companies have recognized this changing customer demand and competitive landscape; however, to maximize investment, companies must adopt digital technologies for specific products and customer experiences and embed digital strategies into their operating model to create new value and efficiencies that differentiate them from competitors. According to IDC, 500 million new logical applications are expected to be created between 2018 and 2023, equivalent to the number built over the past 40 years and demonstrating the breadth of the market opportunity for digital transformation services. Companies are beginning to appreciate that this digital journey is not simply a matter of a single process or application, but is the product of iterative development across an organization. Most companies, however, do not have the resources or expertise to develop and execute a digital transformation plan. According to IDC, 73% of organizations are still 12 to 24 months away from developing a plan to operationalize their enterprise digital strategies.

Confronted with these challenges, some enterprises have turned to large IT outsourcers for support. However, most of these providers have an embedded cost-first approach, laden with a legacy strategy and are unable to deliver digital-first multidisciplinary teams and a holistic digital transformation strategy to clients. These limitations have supported the emergence of a new class of digital pure-play providers, such as CI&T.

The CI&T Way: Our Delivery & Growth Model

The CI&T Way is concentrated into three pillars: impact, people and learning. This approach informs how we deliver end-to-end digital transformation solutions to our clients to enable them to grow and expand their businesses. We attribute a great part of our success to our proprietary methodology based on three main pillars, which have Environmental, Social and Corporate Governance (“ESG”) principles as a foundation:

●Impact. Combines a results-focused strategy with client-centric design and technical mastery to deliver end-to-end solutions in short 90-day cycles to improve operating and financial results.

●People. Our employees represent our culture, allowing us to unlock people’s potential and keep them always evolving. Trust is a foundation of our people’s culture with important cornerstones such as: Human First, Power of Choice, Continuous Learning & Developing, Collective Intelligence and Diversity and Inclusion & Respect. We unlock our team’s potential by promoting from within and investing in individualized development plans for each one of our employees while creating an environment of diversity and trust. We have built a lean operation that helps us attract, keep, engage, and motivate talent. We believe this makes us an attractive company for employees and creates an environment that fosters long and rewarding careers, as evidenced by our strong employee engagement and retention levels. We are currently recognized as one of the top employers in our sector by the Glassdoor “Overall rating” and “Recommend to a Friend” indicators, and over the last 16 consecutive years we have been certified as a “Great Place to Work” in Brazil by the GPTW Institute. We also received GPTW certifications in the United States, Canada, Colombia, UK, Portugal, Japan and Australia.

●Learning. We manage the business and our people through an Adhocracy model, a decentralized decision-making process that promotes entrepreneurship and autonomy, enabling us to quickly adapt and learn. We believe that the combination of Adhocracy and an attitude of being an “always learning” organization makes us unique. Our growth and delivery model is focused on bringing together multidisciplinary teams that gain a comprehensive view of the client’s challenges and strategic objectives. By leveraging our PowerHouses’deep domain capabilities and vertical expertise, we support our clients through a multi-year digital transformation journey. As a form of recognition, our Adhocracy managerial approach was featured in a case study at the London Business School in 2020.

Our Growth Units structure allows us to expand with accountability while keeping a sense of ownership and belonging across our organization. This structure is also complementary to our inorganic growth strategy through which we seek to expand by acquiring companies whose businesses are strategically aligned with our growth plans, as this structure enables quick and efficient integration of an acquired company into our growth model.

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

Through the use of our Squads, Growth Units and PowerHouses, we believe that we can bring together everything that our clients need in terms of digital competencies as we aim to assemble teams that:

[1]are fluent in the relevant industry verticals;

[2]have deep expertise on the lifecycle of digital products;

[3]master a wide range of technologies and full-stack digital practices;

[4]are well versed in the leadership and culture of agile organizations, to deliver success to our clients; and

[5]foster physical presence, shoulder-to-shoulder engagement between our clients, executives and local teams to perform critical engineering tasks and complement this on the ground service delivery with nearshore teams in compatible time zones.

Our proximity to clients deepens our relationships while providing an extensive understanding of their business models and digital transformation needs. Such closeness allows us to seamlessly integrate with our clients’ teams, foster collaboration, and expedite delivery solutions.

Our Solutions and Services

In a vast and very fragmented market, we are among the category of companies, which we refer to as digital native specialists, capable of delivering end-to-end digital solutions. As a digital native specialist, we provide an end-to-end digital offering focused on business impact, helping our clients by combining three significant competencies:

[1]Digital Strategy.

●Roadmapping: We first work closely with our client teams to understand business challenges and align on opportunities to improve the client business. We define the parameters that guide our strategy and the priorities for the engagement, and pursue solutions that promote the most business impact. Together, we develop a co-designed strategy that identifies the business problem, provides an assessment of the organization’s people, processes and technology and maps out a digital initiative roadmap. This planning also encompasses developing skills, team structure, processes, and technologies to implement the prioritized digital solutions.

●Digital Transformation: We work shoulder-to-shoulder with our clients’ teams to constantly improve and change how they work. We leverage our expertise in digital services, processes, and practices to evolve our clients’ business model, operating model, and culture so they can adapt faster to change.

[2]Customer-Centric Design.

●Customer Experience: We help our clients identify issues with their customers’ experiences and run interviews, collect surveys, and use different data sources to map the customer experience. These maps have all the information (e.g., channels, influencers, opportunities, and others) that we can analyze and apply to base our decisions on fueling growth and improving customer satisfaction.

●Digital Products and Platform: We apply cutting-edge user interface and user experience design practices coupled with customer-centric product management and multi-disciplinary teams working on short cycles to build apps and digital services that work together seamlessly to deliver digital solutions.

●Data, AI and Machine-Learning: We foster a data-driven approach to increase our clients’ confidence and preparedness to make decisions. We utilize data engineering, artificial intelligence, digital analytics, and business intelligence to deeply understand consumers and have more agility in delivering valuable experiences.

[3]Top-of-the-Line Software Engineering.

●Agile Software Development and IT Modernization: We combine our agile methodologies with Lean Principles, DevOps, and best-in-class software engineering, to structure teams to deliver value to the final customers quickly and at scale.

Our services are highly customized and provide end-to-end solutions created by first understanding our clients’ businesses and the desired outcomes for their end-customers through our consulting services. This involves our teams of strategists, data scientists, value-stream managers, solutions architects and designers working closely with clients to build and test solutions that include digital products such as mobile applications, eCommerce experiences, data/AI platforms and digital journeys designed to reach target customers. CI&T works to deliver quarterly impact that can ultimately scale and digitally transform a business.

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

In the United States, our teams focus on strategy definition, design, and in a few instances, software engineering. As a result, for most of our United States-based clients, we leverage our onsite Strategy and Design teams, and complement them with our nearshore Engineering teams in Brazil. We maintain the same operations, services and engagement model between Brazil and the United States, with differences in pricing due to the location of our employees and clients.

People Platform

For sustainable growth and strengthening of our talented employees, we rely on the platform strategy to accelerate entrepreneurship, and ensure corporate governance, global culture and sustainable talent growth. These processes have been refined for more than two decades. The result is a very attractive company for talent acquisition and high levels of retention and engagement.

The platform is divided into two strategies:

[1]Strategies in a Journey

●Attracting: We aim to attract outsiders to work with us.

●Belonging: We foster a community of belonging at CI&T.

●Learning: We are continuously learning and adapting in order to face new challenges and opportunities.

[2]Horizontal strategy

●Center of Culture, Leadership and Emotional Safety: Leadership empowerment initiative driven by the CI&T culture and an emotionally safe environment.

●People Lab: The People Lab uses technology to support the People’s strategy at CI&T.

●People Operations: A sustainable people operation that enables safe decision-making and focuses on a positive and collaborative experience.

Sales and Marketing

Our strategy for expanding engagements with current clients and attracting new clients is based on a concept we call “Land & Expand,” which combines pursuing business opportunities with existing clients, landing new businesses through Account Based Marketing actions and traditional marketing, leveraging our strong partnership program with companies such as Google, and turning to our Advisory Growth Boards to provide us with opportunities and introduce us to potential clients. Over 100 CI&T executives are dedicated to this process, in addition to regular client interactions for engagements. Under this strategy, we pursue the following:

●Land new client relationships. We believe there are significant untapped opportunities to win new large enterprises and other fast-growing companies across different industries globally. With an ABM (Account Based Marketing) approach, we gather creativity, intelligence and data in an engine that transforms leads into new clients by identifying the Ideal Customer Profile (ICP). Our ABM approach further allows us to understand the ICP’s needs and objectives allowing us to customize the strategic sales pitch that suits their specific needs. In addition to large enterprises, we also work with smaller, fast-growing companies that require a different set of services that allow us to test new offerings and develop new capabilities, or what we call our “muscle builder” strategy for learning and constantly evolving our offerings. We prioritize our efforts to develop business in different regions including North America & Europe, Latin America - Brazil, and Asia Pacific and Japan.

●Expand existing client relationships. We have a successful track record of leveraging our existing client relationships to add new capabilities and/or help solve new challenges as shown by our five-year average Net Revenue Retention Rate of 123%. As part of our strong culture, we take it upon ourselves to always deliver for our clients and we believe that, as a result, they end up becoming our biggest advocates and promoters over time.

●Partner relationships. As digital transformation trends take hold across industries, we actively develop new strategic channels and connections that provide us with significant new and ongoing business within our partners’ ecosystems (Google, Acquia, Microsoft, VTEX, Bain & Company etc.). In addition, our close ties with our main shareholder, Advent, has also opened doors to many new opportunities that we are capitalizing on.

●Advisory Growth Boards. We have established advisory boards, called Growth Boards, comprising seasoned senior executives from different industries and specialties that generate business opportunities to support our go-to-market strategy. Many Growth Board members are former CI&T clients who deeply understand our differentiators and introduce us to and help us target new clients who can benefit from our digital expertise. We have Growth Boards in North America, Europe, and Asia that actively help us onboard new business opportunities.

Clients

Over 150 large enterprises and fast-growing companies trust CI&T as one of their go-to partners for digital transformation. Our clients are primarily blue-chip enterprises based in the United States and Brazil operating in the financial services, food and beverage, and pharmaceuticals and cosmetics verticals. We are also focused on growing our client base in other industry verticals, including education, agribusiness, technology, media & telecom, retail, automotive, and heavy industries. Today, some of our Top 10 clients have been with us for over 14 years.

Our approach has enabled us to attract numerous blue-chip companies, such as Johnson & Johnson, AB InBev, Nestlé, Google, Itaú Unibanco, Coca-Cola, LifeScan, Audi and Kraft Heinz, among many others. While focused on expanding our business in North America and Europe, we believe our deep roots in Latin America, especially in Brazil, benefit our growth strategy given the region’s massive size and heightened demand for digital transformation services. Our end-to-end solutions and collaborative approach allow us to establish deeply embedded, long-term relationships with our clients that in some instances date back over 14 years. We actively help our clients innovate throughout these trusted relationships while increasing our share of revenues, as demonstrated by our five-year average Net Revenue Retention Rate of 123%.

Top Clients' share of Revenue

The following table represents the breakdown of our Net revenue based on our top clients:

	Year ended December 31,
	2022	2022		2021
	(in thousands of US$)*	(in thousands of Brazilian reais, except for percentages)
Top Clients' share of revenue
Top Client	62,385	325,505	15%	283,311	20%
Top Ten Clients	206,976	1,079,941	49%	913,890	63%
Total Net revenue	419,286	2,187,710		1,444,380

*For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

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

	Year ended December 31,
	2022	2021	2020
R$10 million+	38	25	20
R$5 million +	78	43	32
R$1 million +	178	94	58

Clients by Industry Vertical

The following table sets forth a breakdown of Net revenue by industry vertical and as a percentage of our total Net revenue for the years indicated:

	Year ended December 31,
	2022	2022		2021
	(in thousands of US$)*	(in thousands of Brazilian reais, except for percentages)
By Industry Vertical
Financial Services	124,416	649,166	29.7%	487,177	33.7%
Food and Beverage	82,225	429,023	19.6%	340,709	23.6%
Pharmaceuticals and Cosmetics	53,913	281,300	12.9%	206,375	14.3%
Technology, Media and Telecom	62,959	328,500	15.0%	169,311	11.7%
Retail and Manufacturing	25,982	135,566	6.2%	93,871	6.5%
Education and Services	15,036	78,452	3.6%	64,336	4.5%
Logistics and Transportation	14,038	73,248	3.3%	37,247	2.6%
Others	40,718	212,454	9.7%	45,353	3.1%
Total Net revenue	419,286	2,187,710	100%	1,444,380	100%

*For convenience purposes only, amounts in reais for the period ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

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

Given the large market, there are numerous players; however, only a few are digital native specialists like CI&T. Our primary competitors include Globant S.A., EPAM Systems, Inc.,Endava plc and Thoughtwork Holdings, Inc.. We also compete with traditional IT providers such as Accenture PLC, Capgemini SE, Cognizant Technology Solutions Corporation; and digital agencies and consulting firms including Ideo and McKinsey & Company.

Corporate and Social Responsibility

Since 2009 we have been improving and evolving our environmental, social and governance (ESG) efforts as a foundational part of our business. ESG-driven business resonates with our purpose and we believe it increases our attractiveness for people, customers and the communities of which we are a part.

CI&T has been a signatory of the UN Global Compact since July 2021, which is an initiative with a special focus on reducing inequality and creating economic development through business. In December 31, 2022, we reached 50% of representation in our teams by the following groups: women, people of color, people from the LGBTQIAP+ community and people with disabilities.

We also have made progress towards our gender diversity goals and have increased the representation of women across our teams from 22% in 2018 to 29.6% in 2022. In addition, we have been increasing the percentage of women in our top leadership from 20% in 2018 to 25.7% in 2022. These indicators include the acquired companies.

In terms of climate change strategy, in 2022, we measured scope 1, 2 and 3 carbon emissions from operations in Brazil and neutralized 100% of the emissions from the Brazilian operations via nature-based carbon removal projects. We measure our emissions since 2019 in Brazil. We determined the year of 2019 as a base year for comparative purposes and to understand pre and post-pandemic behavior. We started to measure our greenhouse gas emissions by our operations in Brazil, where more than 85% of our people and offices are concentrated. The Greenhouse Gas (GHG) Protocol was used as our official framework to measure our emissions, all parameters, emission factors, and reference sources used are found in the calculation guidelines of the Brazilian GHG Protocol Program. CI&T had its emissions inventory 2022 verified by Totum Institute and complies with the Specifications of the Brazilian GHG Protocol Program Verification Standard and ABNT NBR ISO 14064-3 and achieved a reasonable assurance confidence level. This level corresponds to the highest level of qualification granted to companies that demonstrate compliance with all transparency criteria in the publication of their greenhouse gas inventory. Our 2022 inventory will be published in the 2nd half of 2023 in the Public Emissions Registry.

To oversee these initiatives, we have committees with regular meetings ranging from CI&T’s board of directors to the regional action groups consisting of employees that voluntarily engage with these actions.

Intellectual Property

We currently do not depend on any patents or registrations for our services or the products we develop for our customers, which are highly customized to our clients’ needs. Based on our contractual arrangements, our clients usually own the intellectual property in the software solutions we deliver.

As a result, most of the intellectual property matters we manage are related to our trademarks and tradenames. We have registered or are registering certain trademarks and tradenames with the agency responsible for registering trademarks in Brazil (INPI — Instituto Nacional PropriedadeIntelectual).

Regulatory Overview

Data protection and privacy

The customer data that our platform uses collects, stores, transmits, and processes to run our business is an integral part of our business model. As a result, our compliance with federal, state and foreign laws and regulations dealing with the use, collection, storage, transmission, disclosure, disposal and other processing of personal data is core to the operation of our business. Regulators worldwide have adopted or proposed requirements regarding the collection, use, transfer, security, storage, destruction, and other processing of personal data. The applicability of these laws and regulations to us, and their scope and interpretation, are constantly evolving, often uncertain, and may conflict between jurisdictions, and we anticipate the number of data privacy laws and the scope of individual data privacy and protection rights will increase, and as a result, the associated compliance burdens and costs could increase in the future. It may be costly to implement security or other measures designed to comply with these laws and regulations, as well as any new or updated laws or regulations. Any actual or perceived failure to safeguard data adequately, destroy data securely, or otherwise comply with the requirements of these laws and regulations, may subject us to litigation, regulatory investigations or enforcement actions under federal, state or foreign data security, unfair practices or consumer protection laws and contractual penalties, and result in monetary damages, damage to our reputation or adversely affect our ability to retain customers or attract new customers.

A number of the jurisdictions in which we operate have adopted or are considering adopting data protection and privacy laws and regulations, including, among others, Brazil, the United States, the European Union, the United Kingdom, China and Japan.

Brazil

In September 2020, Brazilian Federal Law No. 13,709/2018, the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais), or LGPD, came into effect to regulate the processing of personal data in Brazil. The LGPD establishes general principles, obligations and detailed rules to be observed by individuals or public or private companies in operations involving the processing of personal data in Brazil, including the collection, use, processing and storage of personal data, which affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is processed, whether in a digital or physical environment. The LGPD provides for, among others, the rights of holders of personal data, the legal bases applicable to the processing of personal data, the requisites for obtaining consent, the obligations and requisites related to security incidents and leakages and transfers of data, either Brazilian or international, as well as the creation of the National Authority for Data Protection (Autoridade Nacional de Proteção de Dados), or ANPD, responsible for the inspection, promotion, disclosure, regulation, the establishment of guidelines and application of the law.

In case of non-compliance with the LGPD, we are subject to administrative sanctions applicable by the ANPD from August 1, 2021 onwards, on an isolated or cumulative basis, that can range from a warning, obligation to disclose incidents, temporary blocking and/or elimination of personal data related to the infraction, a fine of up to 2.0% of our revenue, or revenue of the company or group of companies in Brazil for the last fiscal year, excluding taxes, up to the global amount of R$50,000 thousand per violation, a daily fine, up to the aforesaid global limit, suspension of the operation of the database related to the infraction for a maximum period of six months, which can be extended for an equal period, until the regularization of the processing by the controlling shareholder, suspension of activities related to the processing of personal data related to the infraction for a period of six months, which can be extended for an equal period, and partial or total prohibition to exercise activities related to data processing. In 2023, we expect ANPD to issue rules that establish parameters for the application of penalties.

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

European Union and the United Kingdom

The General Data Protection Regulation 2016/679, or the GDPR, became effective in May 2018, and is applicable to companies processing personal data of individuals in the European Union, or the EU, and the European Economic Area, or the EEA. The GDPR is wide-ranging in scope and implements stringent requirements in relation to the collection, use, retention, protection, disclosure, transfer and other processing of personal data relating to EU individuals, with substantial monetary penalties for violations. Personal data as defined under the GDPR includes any type of information that can identify a living individual, including name, identification number, email address, location, internet protocol addresses, and cookie identifiers. Among other requirements, the GDPR mandates more stringent administrative requirements for controllers and processors of personal data, including, for example, a notice of and a lawful basis for data processing activities, data protection impact assessments, a right to “erasure” of personal data, and data breach reporting. If we do not comply with our obligations under the GDPR, we could be exposed to significant fines of up to €20 million or up to 4.0% of the total worldwide annual turnover of the preceding financial year, whichever is higher. The GDPR also provides that EU member states may enact their own additional laws and regulations in relation to certain data processing activities. Recent legal developments in the EU have also created complexity and uncertainty regarding transfers of personal information from the EU to “third countries”, especially the United States. For example, last year, the Court of Justice of the European Union, or CJEU, invalidated the EU-U.S. Privacy Shield Framework, a mechanism for the transfer of personal information from the EU to the United States, and made clear that reliance on Standard Contractual Clauses, an alternative mechanism for the transfer of personal information outside of the EU alone may not be sufficient in all circumstances.

Further, the United Kingdom’s withdrawal from the European Union and ongoing developments in the United Kingdom have created uncertainty regarding data protection regulation in the United Kingdom. Following the United Kingdom’s withdrawal from the EU on January 31, 2020, pursuant to the transitional arrangements agreed to between the United Kingdom and European Union, the GDPR continued to have effect in law in the United Kingdom, and continued to do so until December 31, 2020 as if the United Kingdom remained a member state of the EU for such purposes. Following December 31, 2020, and the expiry of those transitional arrangements, the data protection obligations of the GDPR continue to apply to United Kingdom-related processing of personal data in substantially unvaried form by virtue of section 3 of the European Union (Withdrawal) Act 2018, as amended, which, together with the amended UK Data Protection Act of 2018, retains the GDPR in UK national law. However, going forward, there may be increasing scope for divergence in the application, interpretation and enforcement of the data protection law between the United Kingdom and the EEA, and the relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains uncertain.

United States

In the United States, various laws and regulations apply to the security, collection, storage, use, disclosure and other processing of certain types of data. For example, California adopted the California Consumer Privacy Act, or CCPA, which became effective in January 2020. The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. Among other requirements, the CCPA mandates new disclosure to California consumers and allows California consumers to request a copy of the personal information collected about them, request deletion of their personal information and request to opt out of certain sales of personal information. The CCPA includes a framework with potentially severe statutory damages and private rights of action. Further, in November 2020, California voters passed the California Privacy Rights Act, or CPRA, which expands the CCPA with additional data privacy compliance requirements and establishes a regulatory agency dedicated to enforcing those requirements. In addition, other states, such as New York and Virginia, have also adopted or are considering adopting similar data privacy laws and all 50 states have adopted laws requiring notice to consumers of a security breach involving their personal information.

Anti-corruption and sanctions

We are subject to anti-corruption, anti-bribery, anti-money laundering and sanction laws and regulations, including the Brazilian Federal Law No. 12,846/2013, or the Clean Company Act, the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, and the Proceeds of Crime Act, as amended. The Clean Company Act, the FCPA and the Proceeds of Crime Act prohibit corporations and individuals from engaging in improper activities to obtain or retain business or to influence a person working in an official capacity. These laws and regulations prohibit, among other things, providing, directly or indirectly, anything of value to any foreign government official, or any political party or official thereof, or candidate for political influence to improperly influence such a person. Similar laws exist in other countries, such as the UK, restricting improper payments to persons in the public or private sector. Many countries have laws prohibiting these types of payments within the respective country. Historically, technology companies have been the target of FCPA and other anti-corruption investigations and penalties.

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

Taxation

In 2023, the STF issued decisions that loosened the application of the res judicata doctrine, which could have a material impact on our business and practices. In these proceedings, the STF ruled that a decision rendered with respect to a taxpayer cannot prevail over subsequent decisions issued by the STF that apply to all taxpayers and, consequently, decisions rendered on an individual basis can be reversed if the STF changes its understanding. As a result, court decisions that have been issued in the past suspending the application of tax for any reason (including by declaration of its unconstitutionality) may potentially be reviewed and reversed by government authorities if the STF changes its understanding on that matter.

We benefit from certain tax incentives in Brazil. For example, Brazilian Law No. 12.546/2011, enacted as part of the Brazilian Federal Government’s program called “Plano BrasilMaior,” currently grants tax benefits regarding social security contributions levied on the company’s payroll. This tax benefit authorizes us to calculate and collect social security contributions based on 4.5% of our gross revenues, instead of 20% of salaries on our payroll, reducing our social security burden. This program is currently expected to expire in December 2023, and thereafter, we will be required to calculate and collect social security contributions based on our payroll, which will increase our tax burden and reduce our margins. Although there are ongoing discussions within the Brazilian Congress to renew the “Plano BrasilMaior” program as part of a broader tax reform, there can be no assurance that we will continue to be able to benefit from such program.

Another example is the benefits provided by Brazilian Law No. 11,196/2005, which currently grants tax benefits to companies that invest in research and development, provided that some requirements are met, which reduces our annual corporate income tax expense. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be adversely affected. In Brazil, our activities are also subject to a Municipal Tax on Services (ImpostoSobreServiços, or “ISS”). Any increases in ISS rates could also harm our profitability. Furthermore, Brazilian governmental authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the recent economic downturn in Brazil and also in order to simplify the tax system. If these proposals are enacted they may harm our profitability by increasing our tax liabilities, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Tax rules in Brazil, particularly at the local level, can change sometimes at short notice given the dynamics allowed by the tax legislation system based on a combination of voting, sanction and veto powers from the many legislators. Additionally, the Brazilian tax system is quite complex and requires substantial compliance costs, time and effort from companies operating in Brazil. Despite the fact that the company applies all the proper efforts to manage its tax obligations, we may not always be timely aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments and penalties for our company.

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

We are also subject to tax laws and regulations that may be interpreted differently by tax authorities and us. The application of indirect taxes, such as sales and use tax, value-added tax, or VAT, provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses such as ours is complex and continues to evolve. We are required to use significant judgment in order to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is unclear how existing statutes apply to our business. One or more states or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions, which could impose the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes.

C. Organizational Structure

Corporate Events

We are a Cayman Islands exempted company, incorporated with an indefinite term and limited liability on June 7, 2021 for purposes of carrying out our initial public offering.

Before the consummation of our initial public offering, existing shareholders of CI&T Brazil contributed all of their shares in CI&T Brazil to our wholly-owned subsidiary CI&T Delaware LLC (“CI&T Delaware”), and subsequently contributed their shares of CI&T Delaware to us (the “Contribution”). In return for this Contribution, we issued 121,086,785 new Class B common shares to the existing shareholders of CI&T Brazil in a one to 68.14 exchange for the shares of CI&T Brazil indirectly contributed to us. As a result, CI&T Brazil is our indirect wholly-owned subsidiary as of the consummation of the Contribution. After accounting for the Contribution and the new 11,111,111 Class A common shares that were issued and sold by us in our initial public offering and the 3,888,889 Class A Common shares sold by the selling shareholders, including through the exercise of the over-allotment option, we had a total of 132,197,896 common shares issued and outstanding immediately following the offering, of which, 117,197,896 were Class B common shares beneficially owned by our pre-IPO shareholders, and 15,000,000 were Class A common shares beneficially owned by investors purchasing in the IPO and as of December 31, 2021. As of the date of this annual report, we had a total of 133,814,311 common shares issued and outstanding, of which 113,845,201 were Class B common shares and 19,969,110 were Class A common shares, including: (a) 225,649 Class A common shares issued as part of the payment for the Somo acquisition in January 2022, (b) 755,222 Class A common shares issued in the first half of 2022 in connection with our stock option plan, (c) 341,631 Class A common shares issued as part of the payment for the Transpire acquisition in August 2022, and (d) 293,913 Class A common shares issued in the second half of 2022 in connection with our stock option plan.

Organizational Chart

A simplified organizational chart showing our corporate structure as of December 31, 2022 is shown below:

Corporate Information

Our principal executive office is located at Estrada GuiseppinaVianelli De Napoli, 1455 – Bl. C, pavimento superior, Globaltech, Zip Code: 13086-530, Campinas — stateof São Paulo, Brazil. Our telephone number at this address is +55 19 21024500.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is https://ciandt.com/us/en-us. The information contained in, or accessible through, our website is not incorporated into this report.

D. Property, Plant and Equipment

Our corporate headquarters are located at Campinas, São Paulo — Brazil, where we lease approximately 10,000 square meters of office space. We provide services from delivery centers located in Brazil, Colombia, China, Japan, Portugal and the U.S., as well as provide services by staff working remotely from Canada, Australia and the UK. We rent all of our facilities. We believe that our current facilities are suitable and adequate to meet our current and foreseeable future needs.

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

  Operating Results.

Factors Affecting Our Results of Operations

We believe that the trends affecting our performance for historical periods and future periods include the following key factors:

●High global demand for digital transformation services: Demand for digital transformation services has increased in recent periods.  Many of our key clients which had previously invested in digital transformation projects, accelerated their investment in initiatives to digitize legacy applications and processes and increase the efficiency of their customer interactions as the COVID-19 pandemic led to an accelerated adoption of digital technology to support remote working environments and remote customer engagement.  The rate at which such demand continues to grow and is sustained will be a key driver of our growth.

●Ability to recruit and retain talent: Our ability to attract and retain highly-skilled IT professionals is key.  In order to sustain our growth, we must attract and retain a large number of highly-skilled and talented IT professionals.  Our business is people-driven and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals in our delivery. We believe that there is significant competition for technology professionals in the geographic regions in which we operate and that such competition is likely to continue for the foreseeable future.

In addition, other significant factors affecting our performance and results of our operations include:

●The impact of macroeconomic uncertainty and global geopolitical tensions, including associated with the war in Ukraine and related economic sanctions imposed over Russia as a result of the ongoing conflict;

●The impact of COVID-19 on the global macroeconomic environment (including how long and how deeply it will generate economic uncertainty and reduced economic activity);

●Economic growth rates in the industries and countries in which our clients operate, as well as their impact on our client’s expenditures on digital services;

●Economic, health, political, social and environmental policies and development in the countries we operate, particularly in Brazil and in the United States, where most of our employees are based;

●Wage rates and operating costs in the countries where we operate, particularly in Brazil and the United States, where most of our employees are based;

●Changes in foreign exchange rates, particularly fluctuations in exchange rates between the U.S. dollar and the Brazilian real, Euro, Yen and Yuan;

●Our ability to retain existing clients, as well as to increase our revenue from existing clients pursuant to the expansion of services provided to them;

●Our ability to attract new clients;

●Our ability to maintain favorable pricing;

●Our ability to expand and deepen the quality, range and diversity of our portfolio of service offerings while maintaining excellent quality standards;

●Our ability to maintain adequate resource utilization rates and productivity levels;

●Our ability to maintain and strengthen a strong brand and corporate reputation;

●Our ability to continuously innovate, and continuously remain at the forefront of emerging technologies and related market trends; and

●Our ability to identify, integrate and effectively manage future acquisitions.

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

Net revenue by Geography

We present our Net revenue by geographic market based on the location where the sale was made.  Our Net revenue is derived from three main geographic regions: North America (primarily from the United States), Europe (primarily from the United Kingdom), Latin America (primarily from Brazil), and Asia, Pacific and Japan (primarily from Japan, Australia and China).

Net revenue by client concentration

We present our Top clients’ revenue share by aggregating the Net revenue from our top client and top ten clients by amount and as a percentage of our Net revenue for the periods indicated.

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

Operating expenses net

Our operating expenses, net include (i) selling expenses, (ii) general and administrative expenses, (iii) research and technological innovation expenses, (iv) impairment loss on trade receivables and contract assets, and (v) other expenses.  Selling expenses are composed primarily of sales and marketing expenses.  General and administrative expenses include expenses for personnel that provide services that are not allocated into specific projects, real property short term lease agreements and additional expenses related to the maintenance of such real property, depreciation of machinery and equipment related to such real property, as well as the amortization of software and intangible assets.

Net finance costs

Our finance income consists of income from financial investments, foreign-exchange gains, gains on derivatives, interest received, and other finance income.  Our finance costs are mainly related to interest and charges on loans and leases, exchange variation losses, loss on derivatives, commissions and brokerage, negative monetary variation and other finance costs.

Income taxes

Income tax expenses consist primarily of income taxes, current and deferred, in certain foreign jurisdictions in which we conduct business.  The current and deferred income taxes are calculated on the basis of the tax laws enacted at the end of the reporting period in the countries in which we operate and generate taxable income.  In our subsidiary in Brazil, the tax rate is 34%; in our subsidiaries in the United States, the federal tax rate is 21%; in our subsidiary in Canada, the tax rate is 26.5%; in our subsidiary in Japan, the tax rate is 23.2%; in our subsidiary in China, the tax rate is 25%; in our subsidiary in Australia, the tax rate is 26%; in our subsidiary in the United Kingdom, the tax rate is 19%; and in our subsidiary in Portugal, the tax rate is 21%.

Consolidated Results of Operations

Year ended December 31, 2022 compared to the year ended December 31, 2021

	Year ended December 31,
	2022	2022	2021	Var.%
	(in thousands of US$)*	(in thousands of Brazilian reais)
Net revenue	419,286	2,187,710	1,444,380	51.5%
Costs of services provided	(273,151)	(1,425,219)	(935,732)	52.3%
Gross Profit	146,135	762,491	508,648	49.9%
Selling, general, administrative and other expenses(1)	(93,575)	(488,244)	(263,545)	85.3%
Impairment loss on trade receivables and contract assets	(63)	(329)	(497)	-33.8%
Operating profit before financial income and Tax	52,498	273,918	244,606	12.0%
Finance income	33,156	172,996	69,816	147.8%
Finance costs	(47,270)	(246,642)	(104,048)	137.0%
Net finance costs	(14,115)	(73,646)	(34,232)	115.1%
Profit before income tax	38,383	200,272	210,374	-4.8%
Income tax expense (2)	(14,251)	(74,356)	(84,417)	-11.9%
Net profit for the year	24,133	125,916	125,957	0%

*	For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.
(1)	Includes for the years ended December 31, 2022 and 2021, respectively, selling expenses of R$163,871 thousand and R$89,654 thousand, general and administrative expenses of R$315,915 thousand and R$151,681 thousand, research and technological innovation expenses of R$0 and R$4 thousand, and other expenses of R$8,458 thousand and R$22,206 thousand.
(2)	Includes for the years ended December 31, 2022 and 2021, respectively, current income tax and social contribution expenses of R$ 69,873 thousand and R$ 95,375 thousand and deferred income tax benefit of (R$ 4,483) thousand and R$10,958 thousand.

Net revenue

Net revenue in 2022 was R$ 2,187,710 thousand, representing an increase of R$743,330 thousand, or 51.5%, from R$1,444,380 thousand in 2021. The increase was mainly due to (i) the expansion of the relationship with our current clients, demonstrated by our Net Revenue Retention rate of 126% in 2022, (ii) the addition of 84 new clients with revenue above R$1 million each in 2022, reaching 178 clients in 2022, compared to 94 in 2021, and (iii) the acquisitions concluded in 2022, which contributed with R$234.2 million in net revenue.

Net revenue by industry vertical

The following table sets forth a breakdown of Net revenue by industry vertical and as a percentage of our total Net revenue for the years indicated:

	Year ended December 31,
	2022	2022		2021
	(in thousands of US$)*	(in thousands of Brazilian reais, except for percentages)
By Industry Vertical
Financial Services	124,416	649,166	29.7%	487,177	33.7%
Food and Beverage	82,225	429,023	19.6%	340,709	23.6%
Pharmaceuticals and Cosmetics	53,913	281,300	12.9%	206,375	14.3%
Technology, Media and Telecom	62,959	328,500	15.0%	169,311	11.7%
Retail and Manufacturing	25,982	135,566	6.2%	93,871	6.5%
Education and Services	15,036	78,452	3.6%	64,336	4.5%
Logistics and Transportation	14,038	73,248	3.3%	37,247	2.6%
Others	40,718	212,454	9.7%	45,353	3.1%
Total Net revenue	419,286	2,187,710	100%	1,444,380	100%

*	For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.2177 to US$1.0000, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Net revenue by geography

The following table sets forth a breakdown of net revenue by geographic region and as a percentage of our total Net revenue for the years indicated:

	Year ended December 31,
	2022	2022		2021
	(in thousands of US$)*	(in thousands of Brazilian reais, except for percentages)
By Geography
North America & Europe
North America	176,931	923,174	42.2%	664,858	46.0%
Europe	39,479	205,992	9.4%	28,148	1.9%
Subtotal North America & Europe	216,411	1,129,166	51.6%	693,006	48.0%
Latam (Latin America)	187,046	975,948	44.6%	701,206	48.5%
APJ (Asia, Pacific and Japan)	15,830	82,596	3.8%	50,168	3.5%
Total Net revenue	419,286	2,187,710	100%	1,444,380	100%

*	For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Net revenue by client concentration

The following table sets forth the Net revenue derived from our Top Client and Top Ten Clients by Net revenue and as a percentage of our total Net revenue for the periods indicated:

	Year ended December 31,
	2022	2022		2021
	(in thousands of US$)	(in thousands of Brazilian reais, except for percentages)

Top clients’ revenue share

Top Client	62,385	325,505	14.9%	283,311	19.6%
Top Ten Clients (including Top Client)	206,976	1,079,941	49.4%	913,890	63.3%
Total Net revenue	419,286	2,187,710		1,444,380

*	For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

We generate a significant portion of our net revenue from our ten largest clients.  We reduced the share of net revenue from our top ten clients to 49.4% in 2022 compared to 63% in 2021, mainly as a result of the addition of 84 new clients with revenue above R$1 million each and the acquisitions of Somo, Box 1824, Transpire and NTERSOL in 2022, which contributed to the dilution of the revenue share from our top ten clients.

Costs of services provided

Costs of services provided for 2022 amounted to R$1,425,219 thousand, an increase of R$489,487 thousand, or 51.5%, from R$935,732 thousand in 2021.

The most significant increase in costs of services provided was associated with employee expenses, which increased to R$1,297,342 thousand in 2022 from R$861,225 thousand in 2021, due to new hires, employee promotions and headcount additions from acquired companies. Our number of employees grew to 6,904 in 2022 from 5,564 in 2021, an increase of 24%.

Other factors that contributed to the increase in our costs of services provided were (i) additional third-party services, especially from acquired companies, which increased by R$31,496 thousand in 2022, and (ii) depreciation and amortization which increased by R$9,084 thousand in 2022.

Gross profit

As a result of the foregoing, gross profit for 2022 was R$762,491 thousand, an increase of 49.9% from R$508,648 thousand for 2021.

Operating expenses, net

Operating expenses increased by R$224,531 thousand, or 85.0%, to R$488,573 thousand in 2022, from R$264,042 thousand in 2021, due to the increase in selling expenses, general and administrative expenses, partially offset by a decrease in other expenses net.

Selling expenses increased by R$74,217 thousand, or 82.8%, to R$163,871 thousand in 2022, from R$89,654 thousand in 2021.  This increase was mostly driven by an increase in employee expenses of R$68,743 thousand or 108%, to R$132,233 thousand in 2022, from R$63,490 thousand in 2021.

General and administrative expenses increased by R$164,234 thousand, or 108%, to R$315,915 thousand in 2022, from R$151,681 thousand in 2021. This increase was driven by (i) an increase in employee expenses of R$57,390 thousand due to new hires and employee promotions for back-office teams; (ii) an increase in depreciation and amortization of R$35,603 thousand to R$50,236 thousand in 2022 from R$14,633 thousand in 2021 related to the amortization of intangible assets from acquired companies in the amount of R$43,069 thousand; (iii) an increase in third-party services of R$24,003 thousand related to additional expenses with business licenses and permits, and consulting expenses; (iv) an increase in post-acquisition expenses of R$14,153 thousand related to bonus packages; (v) an increase in the Directors and Officers ("D&O") insurance of R$11,742 thousand; and (vi) an increase in Mergers and Acquisitions ("M&A") consulting expenses of R$11,577 thousand.

Other expenses decreased to an expense of R$8,458 thousand in 2022 from an expense of R$22,206 thousand in 2021, mainly explained by the recognition of certain expenses in 2021 which did not reoccur in 2022, namely impairment of intangible assets related to the Dextra acquisition in the amount of R$21,895 thousand in 2021., and IPO expenses in the amount of R$2,220 thousand in 2021.

Operating profit before financial income

As a result of the foregoing, operating profit before financial income for 2022 was R$273,918 thousand, an increase of R$29,312 thousand, or 12.0%, from R$244,606 thousand for 2021.

Net finance costs

In 2022, net finance costs increased by R$39,414 thousand, or 115.1%, to R$73,646 thousand in 2022, from R$34,232 thousand in 2021, mainly due to an increase in interest and charges on loans and leases, which increased to R$73,837 thousand in 2022, from R$29,729 thousand in 2021, as a result of higher interest rates in the market and an increase in our debt position, mainly to finance the NTERSOL acquisition in an amount of R$341,170 thousand. This effect was partially offset by (i) higher income from financial investments, that increased to R$7,406 thousand in 2022 from R$4,321 thousand in 2021, (ii) a net foreign exchange gain of R$4,574 thousand in 2022, compared to a net foreign exchange loss of R$2,935 thousand in 2021, and (iii) net derivative gains of R$10,289 thousand in 2022, compared to a net derivative gain of R$473 thousand in 2021.

Profit before income tax

As a result of the foregoing, profit before income tax was R$200,272 thousand in 2022, a decrease of 4.8%, compared to R$210,374 thousand in 2021.

Income tax expense

Income tax expense was R$74,356 thousand in 2022, a decrease of 11.9%, compared to R$84,417 thousand in 2021.  This decrease was primarily attributable to the amortization of the goodwill generated from the Dextra acquisition in Brazil, and our corporate reorganization concluded in December 2021, in connection with our IPO. See note 26 to our audited consolidated financial statements for a reconciliation of the effective rate with the average nominal rate.

Net profit for the year

As a result of the foregoing, our net profit for 2022 was R$125,916 thousand, substantially equivalent with the net profit of R$125,957 thousand recorded in 2021.

Year ended December 31, 2021 compared to the year ended December 31, 2020

For a discussion of our results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Consolidated Results of Operations—Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020” on pages 64-67 of our annual report on Form 20-F for the year ended December 31, 2021.

Other metrics, including IFRS and Non-IFRS Financial Measures

	Year ended December 31,
	2022	2022	2021
	(in thousands of US$)*	(in thousands of Brazilian reais)
Other data:
Gross profit margin	34.9%	34.9%	35.2%
Adjusted Gross Profit	154,799	807,694	542,462
Adjusted Gross Profit Margin	36.9%	36.9%	37.6%
Adjusted EBITDA	80,011	417,472	324,081
Adjusted EBITDA Margin	19.1%	19.1%	22.4%
Adjusted Net Profit	40,945	213,637	164,134
Adjusted Net Profit Margin	9.9%	9.8%	11.4%

*	For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Non-IFRS Measures

We regularly monitor a number of financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit for the period, Adjusted Net Profit Margin for the period, Net Revenue at Constant Currency, and Net Revenue Increase at Constant Currency are not measures calculated in accordance with IFRS, has limitations as an analytical tool, and should be considered in addition to results prepared in accordance with IFRS, but not as substitutes for IFRS results.

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

Adjusted Gross Profit and Adjusted Gross Profit Margin

We use Adjusted Gross Profit as the main key performance indicator (“KPI”) for monitoring the operational performance of our projects.  In calculating Adjusted Gross Profit, we exclude costs and expenses which not relate to the direct management of our services (depreciation and amortization related to costs of services provided, and stock-based compensation expenses.  These adjustments are applied in order to allow us to evaluate the profitability of a project or customer reflecting only the outcome under the direct management of the project managers, and to assist us and our project managers in evaluating risks and opportunities associated with potential contract renewals or renegotiations with customers for existing and future projects.

We calculate Adjusted Gross Profit as Gross profit, adjusted to:

●exclude costs and expenses which are not related to the direct management of our services (depreciation and amortization costs related to costs of services provided); and

●exclude stock-based compensation expense.

In addition, we also monitor Adjusted Gross Profit Margin, which is Adjusted Gross Profit divided by Net revenue. Adjusted Gross Profit Margin is a useful metric of our profitability and allows us to have a view on the profitability, on a percentage point basis, that we expect to derive from different projects and clients.

Adjusted EBITDA and Adjusted EBITDA Margin

We also regularly monitor Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) and Adjusted EBITDA Margin.

We calculate Adjusted EBITDA, as Net Profit, plus net finance costs, income tax expense, depreciation and amortization, plus:

●stock-based compensation expenses (for additional information, see note 24 to our audited consolidated financial statements);

●consulting expenses, related to our IPO and corporate reorganization (for additional information, see note 24 to our audited consolidated financial statements);

●government grants for tax reimbursements in our subsidiary in China (for additional information, see note 24 to our audited consolidated financial statements);

●non-cash expenses related to the impairment associated with the discontinuation of certain investments made by Dextra on intangible assets related to digital platforms; and

●acquisition-related expenses: fair value adjustment on accounts payable for business combination, consulting expenses and retention packages.

We make these adjustments to isolate our operating results in a given period, in order to verify whether we are being efficient in generating operating profits, or how much of our Net profit is being consumed by operating costs, and how much is reverting to operating profitability.

In addition, we also monitor Adjusted EBITDA Margin, which is Adjusted EBITDA divided by Net revenue for the same period.  Adjusted EBITDA Margin allows us to compare and track operating profitability for different periods.

Adjusted Net Profit for the period and Adjusted Net Profit Margin for the period

We regularly monitor our Adjusted Net Profit for the period and Adjusted Net Profit Margin for the period. We calculate Adjusted Net Profit for the period by excluding certain impacts on Net profit for the period.

We calculate Adjusted Net Profit as Net Profit, plus:

●consulting expenses, related to our IPO and corporate reorganization;

●non-cash expenses related to the impairment associated with the discontinuation of certain investments made by Dextra on intangible assets related to digital platforms; and

●acquisition-related expenses: amortization of intangible assets from acquired companies, fair value adjustment on accounts payable for business combination, consulting expenses and retention packages.

In addition, we also monitor Adjusted Net Profit Margin for the period, which is Adjusted Net Profit for the period divided by Net revenue. Adjusted Net Profit Margin for the period is a useful metric since it allows us to have a view of profit creation efficiency regardless of changes in the scale of Net profit for different periods.

Net Revenue at Constant Currency and Net Revenue Increase at Constant Currency

We monitor our Net Revenue at Constant Currency and Net Revenue Increase at Constant Currency.  As the impact of foreign currency exchange rates is highly volatile and difficult to predict, we believe Net Revenue at Constant Currency and Net Revenue Increase at Constant Currency allow us to better understand the underlying business trends and performance of our ongoing operations on a period-over-period basis by eliminating the effect of fluctuations in the exchange rates we use in the translation of our Net revenue in foreign currencies into Brazilian reais. We calculate Net Revenue at Constant Currency and Net Revenue Growth at Constant Currency by translating Net revenue from entities reporting in foreign currencies into Brazilian reais using the comparable foreign currency exchange rates  from the prior period. For example, the comparable rates in effect for the fiscal year ended December 31, 2021 were used to convert revenue for the fiscal year ended December 31, 2022, rather than the actual exchange rates in effect during the respective period.

While we believe that Net Revenue at Constant Currency and Net Revenue Increase at Constant Currency provide useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of Net Revenue at Constant Currency and Net Revenue Increase at Constant Currency has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report Net Revenue at Constant Currency and Net Revenue Increase at Constant Currency differently.

		Year ended December 31,
	Net revenue increase % (2)	2022	2021
		(in thousands of Brazilian reais)
Net revenue (as reported)	51.5%	2,187,710	1,444,380
Net Revenue at Constant Currency(1)	57.9%	2,277,958	1,442,539

(1)	We calculate Net Revenue at Constant Currency and Net Revenue Growth at Constant Currency by translating Net revenue from entities reporting in foreign currencies into Brazilian reais using the comparable foreign currency exchange rates from the prior period. The annual average rates in effect for the fiscal year ended December 31, 2021 that were used to calculate Net Revenue at Constant Currency for the fiscal year ended December 31, 2022 and 2021 were 5.3965 Brazilian reais to U.S. dollars, 4.0523 Brazilian reais to Australian dollars, 4.3042 Brazilian reais to Canadian dollars, 0.8367 Brazilian reais to renminbi, 6.3784 Brazilian reais to euros, 7.4206 Brazilian reais to British pounds and 0.0491 Brazilian reais to Japanese yen.
(2)	Net revenue increase is the percentage increase in Net revenue or Net Revenue at Constant Currency, as applicable from one period to the following comparable period, as measured using Net revenue (as reported) or Net Revenue at Constant Currency, as applicable.

The following table presents a reconciliation of Adjusted Gross Profit, Adjusted EBITDA, and Adjusted Net Profit for the period, as well as their respective margins, to the most comparable IFRS measure for each such metric:

	Year ended December 31,
	2022	2022	2021
	(in thousands of US$)	(in thousands of Brazilian reais)
Net revenue	419,286	2,187,710	1,444,380
Reconciliation of Adjusted Gross Profit
Gross Profit	146,135	762,491	508,648
Adjustments
Depreciation and amortization (cost of services provided)	7,852	40,968	31,884
Stock Options	812	4,235	1,930
Adjusted Gross Profit	154,799	807,694	542,462
Adjusted Gross Profit Margin	36.9%	36.9%	37.6%
Reconciliation of Adjusted EBITDA
Net profit for the year	24,132	125,916	125,957
Adjustments
Net finance costs	14,115	73,646	34,232
Income tax expense	14,251	74,356	84,417
Depreciation and amortization	18,122	94,558	48,354
Stock Options	1,051	5,486	2,531
Consulting expenses related to the secondary public share offering	-	-	2,220
Government grants	(219)	(1,141)	(2,481)
Impairment of intangible assets	-	-	21,895
Acquisition-related expenses	8,558	44,652	6,957
Adjusted EBITDA	80,011	417,472	324,081
Adjusted EBITDA Margin	19.1%	19.1%	22.4%
Reconciliation of Adjusted Net Profit
Net profit for the period	24,132	125,916	125,957
Adjustments
Consulting expenses related to the secondary public share offering	-	-	2,220
Impairment of intangible assets	-	-	21,895
Acquisition-related expenses	16,812	87,721	14,062
Adjusted Net profit for the year	40,945	213,637	164,134
Adjusted Net profit Margin for the year	9.8%	9.8%	11.4%

*	For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

B.  Liquidity and Capital Resources

As of December 31, 2022, we had R$185,727 thousand in cash and cash equivalents and R$96,299 thousand in financial investments.

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

We believe that our cash and cash equivalents (in the amount of R$185,727 thousand as of December 31, 2022), and financial investments (in the amount of R$96,299 thousand as of December 31, 2022) will be adequate to meet our capital expenditure requirements and liquidity needs in 2023.

We have R$231,296 thousand in loans and borrowings maturing in 2023.  We have non-current loans and borrowings of R$742,935 thousand, of which R$168,668 thousand matures in 2024, and R$574,267 thousand matures until 2027.  We believe that our cash generated from operations, new borrowings in the financial and capital markets or additional equity issuance will be adequate to meet our capital expenditure requirements and liquidity needs for the next twelve months.

As of December 31, 2022, 76% of our cash and cash equivalents are held in U.S. dollars and Brazilian reais, with the remaining 24% held in Australian dollars, euros, pounds, Canadian dollars, Chinese Yuan and Japanese yen based on the relevant subsidiary.  Additionally, as of December 31, 2022, we had R$96,299 thousand (US$18,456 thousand) in financial investment, fully allocated in a U.S. dollars interest-bearing account and time deposits, presenting immediate liquidity.

We aim to maintain adequate liquidity levels at each of our subsidiaries, based on the cash generated from operating activities and borrowings from private banks.  However, our liquidity assumptions may prove to be incorrect, and we could exhaust our available financial resources sooner than we currently expect.  We may seek to raise additional funds at any time through equity, equity-linked or debt-financing arrangements.  Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in the section of this report captioned “Risk Factors.” We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all.

We believe we have an efficient cash flow control system that allows us to maintain cash available in sufficient amounts to meet our obligations as they become due, and we also have an investment policy to direct our available resources to the available options in the market.  Our investment policy is designed to minimize the credit risk of our counterparties.

In 2022, we did not declare and paid dividends. In addition, on October 8, 2021, the shareholders of CI&T Brazil approved an extraordinary dividend payment of R$55,005 thousand (US$10,997 thousand) based on profits from the previous fiscal year, which was paid to the existing shareholders of CI&T Brazil on October 18, 2021 from the profit reserve account. The following table shows the generation and use of cash for the years ended December 31, 2022 and 2021:

Cash Flow Data:

	Year ended December 31,
	2022	2022	2021
	(in thousands of US$)*	(in thousands of Brazilian reais)
Cash generated from operating activities	6,917	36,092	132,379
Net cash used in investing activities	(15,823)	(82,560)	(1,507,544)
Net cash from financing activities	19,293	100,663	1,376,766
Exchange variation effect on cash and cash equivalents	(804)	(4,195)	(20,949)
Cash reduction due to spin-off effect	-	-	(7,752)
Cash and cash equivalents as of January 1st	26,013	135,727	162,827
Net increase in Cash and cash equivalents at end of period (1)	9,583	50,000	(27,100)

*	For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.
(1)	It includes exchange variation and spin-off effects.

Cash generated from operating activities

Net cash from operating activities was R$36,092 thousand for 2022, compared to net cash from operating activities of R$132,379 thousand for 2021. This decrease is mainly attributed to higher variation in operating assets and liabilities, including an increase in trade receivables and contract assets in 2022, associated with the increase in net revenue, partially offset by an increase in suppliers, salaries and welfare charges. Interest paid on loans and borrowings increased to R$70,096 thousand in 2022 from R$12,149 thousand in 2021, which was partially offset by a reduction in income tax paid to R$48,299 in 2022 from R$64,150 thousand in 2021.

Net cash used in investing activities

Net cash used in investing activities was R$82,560 thousand for 2022, compared to net cash used in investing activities of R$1,507,544 thousand for 2021. This decrease is mainly attributed to the redemption in financial investments of R$655,533 thousand in 2022, compared to a contribution of financial investments of R$784,915 thousand in 2021. In addition, the amount of cash spent on acquisitions of subsidiaries, net of cash acquired in 2022 was R$745,726 thousand, compared to R$692,722 thousand in 2021.  Investments in acquisition of property and equipment and intangible assets totaled R$22,967 thousand in 2022 compared to R$29,907 in 2021.

Net cash from financing activities

Net cash from financing activities was R$100,663 thousand for 2022, compared to net cash from financing activities of R$1,376,766 thousand in 2021. This decrease is mainly attributed to: (i) a decrease in the amount of proceeds from loans and borrowings to R$527,507 thousand in 2022 from R$740,596 thousand in 2021; partially offset by (ii) the payment of loans and borrowings in the amount of R$350,571 thousand in 2022 compared to R$75,196 in 2021, and (iii) the payment of lease liabilities in the amount of R$26,993 thousand in 2022, compared to R$17,656 thousand in 2021. In addition, the net cash from financing activities in 2021 was positively impacted by the net proceeds from our IPO in the amount of R$915,947 thousand.

Indebtedness

As of December 31, 2022, our total outstanding consolidated indebtedness (non-current and current loans and borrowings) was R$974,231 thousand, consisting of R$231,296 thousand of short-term indebtedness, and R$742,935 thousand of long-term indebtedness. The increase of R$185,522 thousand in total outstanding consolidated indebtedness from December 31, 2021 is mainly related to the financing of the NTERSOL acquisition in the amount of  R$341,170 thousand. As of December 31, 2022, the debt listed below was outstanding.  We seek to obtain financing at the most favorable rate available to us and to maintain a balanced debt profile combining fixed and variable rate debt:

●Export Credit Notes (NCE) issued to Banco Bradesco in the total principal amount of R$298,443 thousand bearing interest at the CDI rate + 1.10% and CDI rate + 1.75 % due in February 2023 and July 2026, respectively.

●Advance of Foreign Exchange Agreements (ACC) with Citibank in the total amount of R$25,128 thousand, bearing fixed interest at 4.06% and 2.28% due in June 2023 and 3.80% due in April 2023.

●an Export Credit Note (NCE) issued to Citibank  in the principal amount of R$129,701 thousand bearing interest at the three-month Libor rate + 2.07% due in July 2026.

●Advance of Foreign Exchange Agreements (ACC) with Banco Itaú in the total amount of R$53,500 thousand, bearing fixed interest at 4.86% due in August 2023.

●Advance of Foreign Exchange Agreements (ACC) with Banco Bradesco in the total amount of R$15,183 thousand, bearing fixed interest at 3.98% due in April  2023.

●a Loan from Banco Santander in the principal amount of R$111,106 thousand bearing fixed interest at 5.02% due in April  2026.

●a Loan from Citibank in the principal amount of R$209,193 thousand bearing interest at the SOFR rate + 2.79% due in October 2027;

●a Loan from HSBC in the principal amount of R$131,977 thousand bearing interest at the SOFR rate + 2.90% due in October 2027.

Certain of our debt instruments described above include covenants and events of default triggers, including acceleration events in the event of a change of control.  The most relevant are the restrictions related to a change of shareholder control without prior consent of the creditor and the requirement to maintain a net debt to EBITDA ratio below or equal to 3:00 to 1:00. The net debt/EBITDA ratio is calculated using only our financial debt and we are also able to exclude expenses related to M&A and IPO events incurred during a given fiscal year.  As of December 31, 2022, we were in compliance with all such financial covenants.

Capital Expenditures

In 2022, we made investments in property, plant and equipment and intangible assets of R$22,967 thousand, and in 2021, we made investments in property and equipment and intangible assets of R$29,907 thousand. These capital expenditures are mainly related to new IT equipment and software investments.

The decrease in the acquisition of fixed assets is related to lower leasehold improvements, which reduced to R$12,226 thousand in 2022, from R$16,051 thousand in 2021. This effect was partially compensated by an increase in acquisition of IT equipment (laptops, monitors and smartphones) for new employees and furniture and fixtures in 2022 compared to 2021.  For intangibles, the variation is related to network software renovation to support the company’s growth, corporate systems for management to support the new compliance and regulatory policies and corporate database upgrades to comply with information security, regulatory and privacy data policies.

The following table sets forth our capital expenditures for the fiscal years 2022 and 2021:

	Year ended December 31,
	2022	2022	2021
	(in thousands of US$)*	(in thousands of Brazilian reais)
Fixed assets acquisitions	3,707	19,343	25,742
Intangible assets acquisitions	695	3,624	4,165
Total Capital Expenditures	4,402	22,967	29,907

*	For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

We expect to increase our capital expenditures, mainly related to IT equipment, as we hire new people to support the growth in our business and operations. We expect to meet our capital expenditure requirements for the next 12 months from our cash generated from operations, new borrowings in the financial and capital markets or additional equity issuances.

Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.

C.  Research and Development, Patents and Licenses, etc.

See “Item 4. Business Overview — Intellectual Property.”

D.  Trend Information

See “Item 5. Operating and Financial Review and Prospects — Factors Affecting Results of Operations.”

E.  Critical Accounting Policies and Estimates

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

We regularly reevaluate our assumptions, judgments, and estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. The revisions to estimates are recognized prospectively. See note 5 to our audited consolidated financial statements.

ITEM 6.                        Directors, Senior Management and Employees
  Directors and Senior Management

Our Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of four to eleven directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to the retirement of directors upon reaching any age limit.

Our Articles of Association provide those directors shall be elected by an ordinary resolution of shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed and elected for annual terms or such other terms as the resolution appointing him or her may determine or until his or her death, resignation or removal.

Any vacancies on the board of directors that arise other than upon the removal of a director by resolution passed at a general meeting can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of shareholders. Our board of directors is composed of eight members.

The following table presents the names of the members of our board of directors:

Name	Age	Position
Fernando Matt Borges Martins	50	Director
BrennoRaiko de Souza	38	Chairperson
Cesar Nivaldo Gon	51	Director
Patrice Philippe Nogueira Baptista Etlin	59	Director
Silvio Romero de Lemos Meira	68	Independent Director
Maria Helena dos Santos Fernandes de Santana	63	Independent Director
Eduardo Campozana Gouveia	58	Independent Director
Carla Alessandra Trematore	47	Independent Director

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business address for our directors is Estrada GuiseppinaVianelli De Napoli, 1455 – Bl. C, pavimento superior, Globaltech, Zip Code: 13086-530 , Campinas — stateof São Paulo — Brazil.

Fernando Matt Borges Martins.  Mr. Martins is a member of our board of directors and one of the founders of CI&T.  Mr. Martins was CI&T Brazil’s CFO from 2002 until 2014.  He is an experienced executive in the information technology industry and was the Chairperson of CI&T Brazil from June 2014 to May 2021, as well as a member of CI&T Brazil’s finance committee, nominating committee and ESG committee.  Mr. Martins also serves as director of Sensedia, CFO of Neowrk and is an angel investor in tech and non-tech start-ups and actively contributes to the entrepreneurship ecosystem in Brazil.  Mr. Martins holds a master’s degree in Economics and Finance from FundaçãoGetúlio Vargas — EAESP, Brazil and degrees in business administration and computer engineering from FundaçãoGetúlio Vargas — CEAG, Brazil and the State University of Campinas (UNICAMP).

BrennoRaiko de Souza.  Mr. Raiko is the Chairperson of our board of directors. Mr. Raiko is a Managing Director of Advent, which he joined in 2011, and is based in Advent’s São Paulo office and is responsible for the technology sector in Latin America. Mr. Raiko has worked on 14 investments while at Advent, including CI&T, Easynvest, EBANX, Nubank, YDUQS, Fortbras Group, Grupo Biotoscana, Sophos Solutions and Fleury.  Previously, he was an associate at Kearney in São Paulo and New York. His consultancy experience includes M&A strategy, commercial due diligence, and corporate strategy and operations for a broad range of industries.  Mr. Raiko holds a BS in Economics from FundaçãoGetulio Vargas in Rio de Janeiro and earned an MBA from Harvard Business School, with a FundaçãoEstudar merit-based scholarship.

Cesar Nivaldo Gon.  Mr. Gon is a member of our board of directors and our global CEO. Mr. Gon has been leading CI&T since he co-founded it in 1995. Mr. Gon is an entrepreneur in the technology and digital space. He taught himself computer programming by the age of 11, and at 13 sold the code of a chess game to a tech magazine. At the age of 23, he founded CI&T.  Under his leadership as CEO, the company has grown and expanded globally. He is also an active investor in venture funds and startups, a columnist for MIT Sloan Management Review and a board member at Itaú Unibanco Holdings S.A., RaiaDrogasil, Lean Enterprise Institute, and Sensedia.  In 2019, he was awarded EY Entrepreneur Of The Year™ in Brazil.  Mr. Gon is a computer engineer, with a master’s degree in Computer Science from UNICAMP.

Eduardo Campozana Gouveia.  Mr. Gouveia is an independent member of our board of directors, and member of our audit committee, and also an investor and board member at start-ups such as Allya, PinPeople, Hands, AsaaS and VEE, and a board member at large companies such as MapfreSeguradora, Quero-Quero, Raymundo da Fonte and Baterias Moura.  Mr. Gouveia was the CEO of Cielo, a payment solutions, technology and retail services company, until August 2018.  Before taking over Cielo in early 2017, he was the CEO of Alelo, a voucher Company.  He also founded and was the CEO of Livelo, a customer loyalty company of Banco do Brasil and Bradesco.  Mr. Gouveia was also the first CEO of MultiplusFidelidade.  Prior to that, Mr. Gouveia was Vice President of Sales and Marketing at Cielo between 2006 and 2010.  He held the positions of Vice President of Marketing (Walmart Brasil), Chief Marketing Officer (Bompreço) and General Officer (HiperCard).  He started his career in the IT department of Banco Banorte then served in the bank’s product, marketing and sales departments.  Mr. Gouveia holds a bachelor’s degree in Computer Science from the Universidade Federal do Pernambuco (UFPE), a specialization degree in Finance from IBMEC and an MBA in Marketing from the FundaçãoGetúlio Vargas (FGV).

Patrice Philippe Nogueira Baptista Etlin.  Mr. Etlin is a member of our board of directors and also a managing partner at Advent. Mr. Etlin joined Advent in 1997 and started the firm’s investment activities in Brazil.  As one of Advent’s global managing partners and a member of its executive committee, he helps oversee the firm’s strategic direction and investment activities, with a particular focus on Latin America.  Mr. Etlin has 27 years of private equity experience and has led, co-led or participated in over 30 investments in the region.  Before joining Advent, from 1994 to 1997, he was a partner at International Venture Partners in São Paulo, where he was responsible for the overall operation of a media and communications fund focused on Brazil.  Previously, he was a general representative for Brazil at Matra Marconi Space for five years. He received an undergraduate degree in electronic engineering from the University of São Paulo, a master’s degree in industrial engineering from École Centrale de Paris and an MBA from INSEAD. He also served for six years as Chairperson of the Latin American Private Equity & Venture Capital Association (LAVCA) and was a board member of the AssociaçãoBrasileira de Private Equity e Venture Capital (ABVCAP) from 2000 to 2017.

Silvio Romero de Lemos Meira.  Mr. Meira is an independent member of our board of directors, and a special teacher at the Recife Center for Advanced Studies and Systems (CESAR), where he was also chief scientist until 2014, and “emeritus” professor at the Centre of Informatics of the Federal University of Pernambuco.  He is a founder of The Digital Strategy Company and of Porto Digital where he also chairs the board of directors.  Mr. Meira is a member of the boards of Magazine Luiza, MRV Engenharia and TEMPEST.  He is part of the innovation committees of BBCE, Anima and Ypê. Mr. Meira works in strategy, digital transformation, software engineering, innovation, new business and education. He served as a fellow and faculty associate at the Berkman Klein Center for Internet and Society at Harvard University from 2012 to 2015 and as associate professor of law at FGV in Rio de Janeiro from 2014 to 2017.

Maria Helena dos Santos Fernandes de Santana.  Ms. Santana is an independent member of our board of directors and chair of our audit committee, since August 2021.  She is a non-executive director and member of the audit committee of Fortbras S.A.  Ms. Santana has, since 2013, acted as non-executivedirector for companies as XP Inc, Bolsas y Mercados Españoles – BME, Companhia Brasileira de Distribuicao S.A. – CBD, Totvs S.A. CPFL Energia S.A. and Oi S.A. In addition, she served as the executive chairperson of the Brazilian Securities and Exchange Commission – CVM from July 2007 to July 2012 and as a commissioner from 2006 to 2007.  She was chair of the executive committee of IOSCO - International Organization of Securities Commissions from 2011 to 2012.  Among other roles, she served as a member of the board of trustees of the International Financial Reporting Standards Foundation from 2014 to 2019 and worked for the São Paulo Stock Exchange for 12 years, acting as head of listings and issuer relations from 2000 to June 2006.  She is a member of the Latin-American Corporate Governance Roundtable of the Organization for Economic Co-operation and Development.  She holds a bachelor’sdegree in economicsfromthe Faculdade de Economia e Administração da Universidade de São Paulo – USP in Brazil.

Carla Alessandra Trematore.  Ms. Trematore is an independent member of our board of directors and member of our audit committee since September 2022.  She worked at big four audit firms from 1996 to 2010, and also served as accounting partner at Hirashima & Associados, a boutique consulting firm specialized in advisory services for M&A transactions. Among other previous roles, Ms. Trematore was the chairperson of the audit committee of Caixa Econômica Federal from 2017 to 2020 and member of the board of directors of BRB – Banco de Brasília. She currently serves as (i) independent member of the board of directors and coordinator of the audit committee of BR Partners Participações; (ii) independent member of the audit committee of Allied Tecnologia Agrogalaxy and Grupo Oncoclínicas, and (iii) member of the fiscal councils of Cosan, Comgás, ÂnimaEducação, Localiza and ISA-CTEEP. She graduated in Computer Science from the UniversidadeEstadualPaulista – UNESP and in Accounting from PontifíciaUniversidade Católica de Minas Gerais – PUC Minas, both in Brazil.

Executive Officers

Our executive officers are responsible for the management and representation of our company.  We have a strong centralized management team led by Cesar Nivaldo Gon, our CEO, with broad experience in the technology/IT services industry.

The following table lists our executive officers

Name	Age	Position
Cesar Nivaldo Gon	51	Chief Executive Officer
Stanley Rodrigues	52	Chief Financial Officer
Bruno Guiçardi Neto	51	Director of Operations

The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business address for our executive officers is Estrada GuiseppinaVianelli De Napoli, 1455 – Bl. C, pavimento superior, Globaltech, Zip Code: 13086-530 , Campinas — São Paulo State — Brazil.

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

Bruno Guiçardi Neto, Director of Operations.  Mr. Guiçardi is a co-founder of CI&T and president of the North America and Europe operations.  With over 30 years of experience, he has been a global pioneer in applying agile and lean methodologies to the digital space.  He has a proven track record of delivering revenue growth and customer engagement to CI&T clients competing globally in an environment of fast-paced change and continuous innovation. He has strong digital products and professional services background and is responsible for the senior leadership of many award-winning large-scale programs and business transformation initiatives.  Mr. Guiçardi has a degree in computer engineering from UNICAMP.

Family Relationships

There are no family relationships among our directors and officers named herein.

B.  Compensation

Compensation of Directors and Executive Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our executive officers or management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

For the year ended December 31, 2022, the aggregate compensation expense for the members of our board of directors and executive officers for services in all capacities was R$10,997 thousand, which includes both benefits paid in kind and compensation.  See note 29 to our audited consolidated financial statements included elsewhere in this report.

Employment Agreements

Some of our executive officers have entered into employment agreements with us, certain of which provide for notice of termination periods and include restrictive covenants, including with respect to confidentiality, non-compete and exclusivity and severance obligations.  None of our directors have entered into service agreements with us.

Long-Term Incentive Plan

Currently, the Company has three types of Long-Term Incentive Plans: Stock Options, Incentive Stock Options and Restricted Stock Units.

Our current stock option plan comprises two plans. The 1st Plan, with grants in 2020 and 2021, has four separate stock option programs, while the 2nd Plan, with grants in 2022, has only one program, in which we grant, for both plans, eligible options to executives, officers and directors who are settled in shareholders' equity, observing, among others, criteria determined by the Board of Directors and/or the Nomination Committee.

Our Incentive Stock Option plan provides eligible stock options to US resident employees that are settled in equity, subject, without limitation, to criteria determined by the Board of Directors and/or the Nominating Committee. Additionally, our Restricted Stock plan granted eligible shares to managers, employees and directors that are settled in equity, subject, among others, to criteria determined by the Board of Directors and/or Nominating Committee.

In 2022, we granted a total of 661,516 options and shares related to the 2nd Stock Option Plan, Incentive Stock Options and Restricted Stock Units. For more information regarding the exercise price, see note 21 to our audited consolidated financial statements.

During 2022, we issued 1,049,135 class A common shares upon exercise of the options of the existing 1st Stock Option Plan. Further issues of Class A common stock upon the exercise of options will have a dilutive effect on existing shareholders.

Directors’ and Officers’ Insurance

We have civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

C.  Board Practices

Committees

Audit Committee

Our audit committee, which consists of Eduardo CampozanaGouveia,  Maria Helena dos Santos Fernandes de Santana and Carla Alessandra Trematore, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements.  In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Maria Helena dos Santos Fernandes de Santana serves as a Chairpersonofthecommittee. The audit committee consists exclusively of independent members of our board of directors who are financially literate, and Carla Alessandra Trematore is considered an “audit committee financial expert” as defined by the SEC.  Our board of directors has determined that Eduardo Campozana Gouveia, Maria Helena dos Santos Fernandes de Santana and Carla Alessandra Trematore satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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

The audit committee meets as often as it determines to be appropriate to carry out its responsibilities, but in any event, meets at least 4 times per year.

Nominating Committee

Our Nominating Committee, which consists of Fernando Matt Borges Martins, Eduardo Campozana Gouveia and BrennoRaiko de Souza, assists our board of directors in nominating candidates for election to the board of directors and overseeing the human resources policies and practices adopted by the Company and its subsidiaries, as appropriate.  Fernando Matt Borges Martins serves as Chairperson of the committee.  As a foreign private issuer, our nominating committee is not required to satisfy the “independence” requirements as set forth in NYSE Rule 303.A.00.  The nominating committee is governed by a charter that complies with otherwise applicable SEC and NYSE rules.  The nominating committee is responsible for, among other things:

●identifying, evaluating and recommending individuals qualified to become directors for nomination for election to the Board and appointments to committees of the board or other senior management positions;

●managing and developing compensation, benefits and incentive policies; and

●monitoring KPIs and performance targets of directors and others in senior management positions.

Code of Ethics

We have adopted a code of ethics applicable to our personnel and our subsidiaries’ personnel, including board members, directors, officers, employees, interns and all people acting on our behalf or on behalf of our corporate group.  Our code of ethics also applies to relevant third parties involved in our activities, such as suppliers, consultants and other service providers.  Our code of ethics describes our mission, vision and values and provides the relevant conduct standards that must be followed by our personnel and our subsidiaries’ personnel. It regulates our interactions with our suppliers, clients, governmental entities and agents. Our code of ethics also provides fundamental rules of conduct related to conflict of interest situations, protecting our confidential information and assets and guaranteeing our compliance with applicable laws and relevant information on whistleblowing procedures.

In addition, there are policies in place to mitigate other Compliance risks, such as Conflicts of Interest, Insider Trading, Disclosure Controls and Procedures, Anti-corruption and Related Person Transactions.

CI&T has a 9 pillar-based Compliance Program to prevent, detect and correct acts inconsistent with the company's principles and values. In other words, this program aims to protect the company's value by creating a fair and transparent corporate environment and guaranteeing compliance with applicable laws, rules and regulations. Its pillars are: a) Tone at the Top; b) Code of Ethics and Conduct and Policies; c) Risk Assessment; d) Internal Controls; e) Reporting Channel f) Training and Communication g) Internal Investigations h) Due Diligence and i) Auditing and Monitoring.

Other Corporate Governance Matters Foreign Private Issuer Exemption

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices.  In addition, rules provide that foreign private issuers may follow the home country's practice in lieu of corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.  We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the NYSE listing standards.

D.  Employees

Our People

Since our incorporation, we have considered our employees our greatest asset, making sure that we have a healthy and humane environment, and that we offer an opportunity for people to grow professionally along with us.  From 2021 through 2022, our employee attrition rate based on voluntary employee departures was 14.47% (excluding employee departures with less than a six-month tenure).  Our employees’ salaries are adjusted annually according to inflation indexes and based on labor union negotiations.

As we continue to experience revenue growth and expand our operations, we continue to hire employees across our organization actively.  As of the periods shown below, we had the following employees, broken out by geography:

	As of December 31,
	2022	2021	2020
North America & Europe
United States	358	130	110
Canada	30	28	13
United Kingdom	160	13	9
Portugal	48	39	13
Latin America
Brazil	5,843	5,139	2,910
Colombia	107	-	-
Asia Pacific and Japan
Japan	19	24	30
China	241	188	132
Australia	98	3	2
Total	6,904	5,564	3,219

E.  Share Ownership

The shares and any outstanding shares beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Major Shareholders.”

F.           Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares by: (a) each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares; and (b) our executive officers and directors, as a group, as of the date of this annual report, unless otherwise noted. Percentages in the table below are based on 19,969,110 outstanding Class A common shares and 113,845,201 outstanding Class B common shares.

	Class A		Class B		% of Total Voting Power(1)
Shareholders	Shares	% of Class A	Shares	% of Class B
5% Shareholders
Cesar Nivaldo Gon (2)	-	-	23,303,273	20.5%	20.1%
Fernando Matt Borges Martins (3)	-	-	22,722,913	20.0%	19.6%
Bruno Guiçardi Neto (4)	-	-	15,298,381	13.4%	13.2%
Advent Managed Fund LLCs(5)	-	-	49,081,192	43.1%	42.4%
Alger Associates(6)	2,934,477	14.7%	-	-	0.3%
Schroders Investment Management Limited(7)	1,863,571	9.3%	-	-	0.2%
WCM Investment Management(8)	1,784,967	8.9%	-		0.2%
GIC Private Limited(9)	1,669,043	8.4%	-	-	0.1%
Grandeur Peak Global Advisors(10)	1,556,733	7.8%	-	-	0.1%
T. Rowe Price(11)	1,471,732	7.4%	-	-	0.1%
Other Officers and Directors(12)	71,519	0.5%	166,122	0.1%	0.1%

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Additional Information — B. Memorandum and Articles of Association — Description of Share Capital.” Includes (a) 225,649 Class A common shares issued as part of the payment for the Somo acquisition in January 2022, (b) 1,049,135 Class A common shares issued in the year of 2022 in connection with our stock option plan , and (c) 341,631 Class A common shares issued as part of the payment for the Transpire acquisition in September 2022.
(2)	Mr. Cesar Nivaldo Gon, our Chief Executive Officer and member of our board of directors, beneficially owns Class B common shares in us indirectly through his ownership of interests in ENIAC Capital Group Ltd., an entity incorporated under the laws of the British Virgin Islands with registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(3)	Mr. Fernando Matt Borges Martins, a member of our board of directors, beneficially owns Class B common shares in us indirectly through his ownership of interests in Guaraci Investments Ltd., an entity incorporated under the laws of the British Virgin Islands with registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

   .

(4)	Mr. Bruno Guiçardi Neto, our Director of Operations, owns 8,998,381 Class B common shares directly and beneficially owns 6,300,000 Class B common shares through The Ferreira Guiçardi Family Trust, an entity incorporated under the laws of the State of Delaware with registered office at 200 Bellevue Parkway, Suite 250, Wilmington, DE 19809, United States of America.
(5)	Includes 16,360,375 Class B common shares owned by AI Calypso Brown LLC (“Calypso Brown”), 16,360,375 Class B common shares owned by AI Iapetus Grey LLC (“Iapetus Grey”) and 16,360,442 Class B common shares owned by AI Titan Black LLC (“Titan Black”). The managing members and beneficial owners of each of Calypso Brown, Iapetus Grey and Titan Black are the following funds (the “Advent LAPEF VI Funds”): Advent Latin American Private Equity Fund VI Limited Partnership, Advent Latin American Private Equity Fund VI-A Limited Partnership (of which Advent LAPEF VI Feeder Limited Partnership is a limited partner), Advent Latin American Private Equity Fund VI-B Limited Partnership, Advent Latin American Private Equity Fund VI-C Limited Partnership, Advent Latin American Private Equity Fund VI-D Limited Partnership, Advent Latin American Private Equity Fund VI-E Limited Partnership, Advent Latin American Private Equity Fund VI-F Limited Partnership, Advent Latin American Private Equity Fund VI-G Limited Partnership, Advent Latin American Private Equity Fund VI-H Limited Partnership, Advent Partners LAPEF VI Limited Partnership and Advent Partners LAPEF VI-A Limited Partnership. The Advent LAPEF VI Funds have direct or indirect ownership interests in Calypso Brown, Iapetus Grey and Titan Black, but none of the Advent LAPEF VI Funds has voting or dispositive power over any shares. LAPEF VI GP Limited Partnership (“LAPEF VI GP LP”) is the general partner of the Advent LAPEF VI Funds, and Advent International LAPEF VI, LLC (“Advent LAPEF VI GP LLC”) is the general partner of LAPEF VI GP LP. Advent International Corporation (“Advent”) is the sole member and manager of Advent LAPEF VI GP LLC and may be deemed to have voting and dispositive power over the shares held by the Advent Managed Fund LLCs. Voting and investment decisions by the Advent Managed Fund LLCs are made by a number of individuals currently comprised of John L. Maldonado, David M. McKenna and David M. Mussafer. The address of each of the entities and individuals named in this footnote is c/o Advent International Corporation, Prudential Tower, 800 Boylston St., Suite 3300, Boston, MA 02199.
(6)	As reported by Alger Associates, Inc. in its Schedule 13G/A, filed with SEC on February 14, 2023
(7)	As reported by Schroders Investment Management Limited in its Schedule 13G filed with SEC on February 10, 2023.
(8)	As reported by WCM Investment Management, LLC. in its Schedule 13G/A filed with SEC on February 10, 2023.
(9)	As reported by GIC Private Limited in its Schedule 13G/A filed with SEC on February 9, 2023.
(10)	As reported by Grandeur Peak Global Advisors, LLC. in its Schedule 13G filed with SEC on February 13, 2023.
(11)	As reported by T. Rowe Price Associates, Inc. and T. Rowe Price International Discovery Fund in its Schedule 13G filed with SEC on February 14, 2023.
(12)	Shares held by Stanley Rodrigues, our chief financial officer. Mr. Rodrigues also holds 29 options. Disclosure regarding the equity interest held by Cesar Nivaldo Gon, Fernando Matt Borges Martins and Bruno Guiçardi Neto is above. Silvio Romero de Lemos Meira and Eduardo Campozana Gouveia, members of our board of directors hold 13,713 and 13,063 options, respectively.

The holders of our Class A common shares and Class B common shares have identical rights, except that the Class B Shareholders as holders of Class B common shares (i) are entitled to ten votes per share, whereas holders of our Class A common shares are entitled to one vote per share, (ii) have certain conversion rights and (iii) are entitled to maintain a proportional ownership interest by purchasing additional Class B common shares in the event that additional Class A common shares are issued, save that such rights to purchase additional Class B common shares may only be exercised with Class B Shareholder Consent.  For more information see “Additional Information — B. Memorandum and Articles of Association — Description of Share Capital — Preemptive or Similar Rights” and “Description of Share Capital — Conversion.”Each Class B common share is convertible into one Class A common share.

B.  Related Party Transactions

We enter into intercompany commercial transactions with related parties regarding software development, support, and consultancy services and intercompany financial transactions.  All outstanding balances with these related parties are priced on an arm’s length basis and are to be settled in cash within three to four months of the reporting date.

Related party transactions policy

Prior to the consummation of our initial public offering, we entered into a Related Party Transactions policy. In October 2021, our board of directors approved our Related Person Transaction Policy, which is available on ourInvestors’ website (Governance Documents). The information contained in, or accessible through, our website is not incorporated into this report.

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

CI&T IOT

In connection with the spin-off of NeowrkSistemasInteligentes S/A. (formerly known as CI&T IOT Comércio de Hardware e Software Ltda. and herein referred to as “NeoWrk”) from CI&T Brazil, on July 22, 2021, the companies entered into a partnership agreement governing the terms of their cooperation for a period of 18 months, which was later extended for until July 2023. Pursuant to the terms of this agreement, CI&T Brazil is required to rent space inside its building to NeoWrk in the amount of R$7,400.00 per month, referring to the square footage occupied by NeoWrkaccording to CI&T’s contract with the property owner, and NeoWrk is required to offer CI&T Brazil certain workplace management and monitoring services through CI&T IOT’s software application Free Room in the amount of R$6,708.50 per month, which was determined based on market value for this type of rental.  The partnership agreement does not restrict in any way the Company’s ability to operate in any market or industry.

One of our directors, Fernando Matt Borges Martins, is the CFO board member and shareholder of Neowrk.

C.  Interests of Experts and Counsel

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

Dividends and Dividend Policy

We have not adopted a dividend policy concerning future distributions of dividends.  The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders.  We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future.

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

For the year ended December 31, 2022 we had no dividends declared to our shareholders. For the years ended December 31, 2021 and 2020, our subsidiary CI&T Brazil declared and paid dividends to its shareholders in the amount of R$126,045 thousand (US$22,587 thousand), and R$30,977 thousand (US$5,551 thousand), respectively based on profits from the previous fiscal year.

B.  Significant Changes

None.

ITEM 9.                        THE OFFER AND LISTING
  Offering and Listing Details

Our Class A common shares began trading on the NYSE under the symbol “CINT” in connection with our IPO on November 10, 2021.

B.  Plan of Distribution

Not applicable.

C.  Markets

Our Class A common shares began trading on the NYSE under the symbol “CINT” in connection with our IPO on November 10, 2021.

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

ITEM 10.             ADDITIONAL INFORMATION.
  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

We were incorporated on June 7, 2021, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted, and we have the authority to carry out any object not prohibited by the Companies Act or any other law as provided by Section 7(4) of the Companies Act.

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

Our Articles of Association authorize the issuance of up to 1,000,000,000 shares of a nominal or par value of US$0.00005 each, which at the date of this annual report comprise 500,000,000 Class A common shares and 250,000,000 Class B common shares (which may be converted into Class A common shares in the manner contemplated in our Articles of Association), and 250,000,000 shares of such class or classes (howsoever designated) and having the rights that our board of directors may determine. As of the date of this annual report, we have 19,969,110 Class A common shares and 113,845,201Class B common shares of our authorized share capital issued and outstanding.

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

As of the date of this annual report, CI&T’s total authorized share capital was US$50,000, divided into shares with par value of US$0.00005 each, of which:

●500,000,000 shares are designated as Class A common shares;

●250,000,000 shares are designated as Class B common shares;

●250,000,000 are yet undesignated and may be issued as common shares or shares with preferred, deferred or other special rights or restrictions.

As of the date of this annual report we have a total issued share capital of R$ 36,749 divided into 133,814,311 shares of a nominal or par value of US$0.00005 each, comprising (i) 19,969,110 Class A common shares; and (ii) 113,845,201 Class B common shares.

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

The Articles provide that additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) subject to the Class B Shareholder Consent, a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares would be entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in CI&T (following an offer by CI&T to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in CI&T pursuant to the Articles), save that such rights to purchase additional Class B common shares may only be exercised with Class B Shareholder Consent. In light of: (a) the above provisions; (b) the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles; and (c) the ten-to-one voting ratio between our Class B common shares and Class A common shares, holders of our Class B common shares will in many situations continue to maintain control of matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information see “— Preemptive or Similar Rights.”

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

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call annual general meetings; however, the Articles provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors. For the annual general meeting of shareholders, the agenda will include, among other things, the presentation of the annual accounts and the report of the existing directors and the election of new directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

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

The quorum required to hold a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted.

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

Pursuant to the Articles, general meetings of shareholders are to be chaired by the chairperson of our board of directors or in his absence the vice-chairperson of the board of directors. If both the chairperson and vice-chairperson of our board of directors are absent, the directors present at the meeting shall appoint one of them to be chairperson of the general meeting. If neither the chairperson nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairperson . The order of business at each meeting shall be determined by the chairperson of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

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

Changes to Capital

Pursuant to the Articles, we may from time to time by ordinary resolution:

●increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

●consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●convert all or any of our paid-up shares into stock and reconvert that stock into paid up shares of any denomination;

●subdivide our existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

●cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and the Articles, we may:

●issue shares on terms that they are to be redeemed or are liable to be redeemed;

●purchase our own shares (including any redeemable shares); and

●make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of our own capital.

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

However, our board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:

●a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to us in respect thereof;

●the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●the instrument of transfer is in respect of only one class of shares;

●the instrument of transfer is properly stamped, if required;

●the common shares transferred are free of any lien in our favor; and

●in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

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

The Articles provide those directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed for annual terms or such other terms as the resolution appointing him or her may determine or until his or her death, resignation or removal.

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

As of the date of this annual report, the directors are those listed in “Management — Board of Directors.” Maria Helena dos Santos Fernandes de Santana, Silvio Romero de Lemos Meira, Eduardo Campozana Gouveia and Carla Alessandra Trematore are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NYSE applicable to foreign private issuers.

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

Grounds for Removing a Director

A director, other than a director appointed by the Founders and the Advent Managed Fund LLCs in accordance with the Shareholders’ Agreement, may be removed with or without cause by ordinary resolution. The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

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

Proceedings of the Board of Directors

The Articles provide that our business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present) and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairperson shall have a casting vote.

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

Under Cayman Islands law, CI&T must keep a register of shareholders that includes:

●the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

●the date on which the name of any person was entered on the register as a member; and

●the date on which any person ceased to be a member.

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

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●an exempted company’s register of shareholders is not open to inspection;

●an exempted company does not have to hold an annual general meeting;

●an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●an exempted company may register as a limited duration company; and

●an exempted company may register as a segregated portfolio company.

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

Two Classes of Common Shares

Our Class B common shares are entitled to ten votes per share, while the Class A common shares are entitled to one vote per share. The holders of all of our Class B common shares will together have the ability to appoint all directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as the holders of Class B common shares have the ability to determine the outcome of most matters submitted to a vote of shareholders, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the appointment of directors. As a result, the fact that we have two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace our directors and management.

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

Registration Rights and Restricted Shares

Certain of our shareholders entered into a registration rights agreement. In addition, Certain of our shareholders or entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by each class of shareholders and creditors with whom the arrangement is to be made, by shareholders or creditors representing three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●CI&T is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

●the shareholders have been fairly represented at the meeting in question;

●the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

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

In principle, CI&T itself would normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on behalf of CI&T in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that CI&T has a good case against the defendant, and that it is proper for the shareholder to continue the action rather than the Company’s board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:

●a company is acting or proposing to act illegally or beyond the scope of its authority;

●the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●those who control the company are perpetrating a “fraud on the minority.”

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

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. Our Articles provides that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairperson of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

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

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to our Articles and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairperson of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

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

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors, it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has the authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

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

C. Material Contracts

Except as otherwise described in this annual report on Form 20-F, we have not entered into any material contracts other than in the ordinary course of business.See “Information on the Company — History and Development of the Company” for information on the contracts related to recent acquisitions.

D. Exchange Controls

Not applicable.

E. Taxation

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

Cayman Islands Tax Considerations

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in Class A common shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

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

These concessions shall be for a period of TWENTY years from the 9th day of June 2021.

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

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of Class A common shares. In particular, this summary is directed only to U.S. Holders that hold Class A common shares as capital assets and does not address particular tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies, real estate investment trusts, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our stock by vote or value, persons holding Class A common shares as part of a hedging or conversion transaction or a “straddle”, or as part of a “synthetic security” or other integrated financial transaction, former U.S. citizens and residents, nonresident alien individual present in the United States for a period or periods aggregating 183 days or more during the taxable year, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Class A common shares.

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

Taxation of Dividends

Subject to the discussion below under “— Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our shares that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be included in your taxable income as ordinary dividend income on the day on which you receive the dividend and will not be eligible for the dividends-received deduction allowed to corporations under the Code.

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

The U.S. dollar amount of dividends received by an individual with respect to the shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term positions, dividends paid on the shares will be treated as qualified dividends if:

●the shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and

●we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC”.

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

Passive Foreign Investment Company Status

Special U.S. tax rules apply to companies that are considered to be PFICs.  We will be classified as a PFIC in a particular taxable year if, taking into account our proportionate share of the income and assets of our subsidiaries under applicable “look-through” rules, either

●75 percent or more of our gross income for the taxable year is passive income; or

●50 percent or more of the value of our assets (generally determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income.

Based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not believe that we were a PFIC in 2022, and we do not anticipate becoming a PFIC for our current taxable year or in the reasonably foreseeable future.  However, the determination whether we are a PFIC must be made annually after the close of each taxable year and based on the facts and circumstances at that time, such as the valuation of our assets, including goodwill and other intangible assets, which may depend on the value of our Class A common shares at the time and can be expected to vary over time.

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

You should consult your own tax advisor regarding the potential application of the PFIC regime to your investment in the Company and the U.S. federal income tax considerations discussed above.

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

J.           Annual Report to Security Holders

               Not applicable.

ITEM 11.                     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risks results from operational activities and political and economic changes, consisting of credit, interest rate, currency, price and liquidity risk, as well as from operations with derivative financial instruments.

Credit Risk

Credit risk refers to the risk that a counterparty will not comply with its contractual obligations, causing us to incur financial losses. Credit risk is the risk of a counterparty in a business transaction not complying with an obligation provided by a financial instrument or an agreement with a client, which would cause financial loss. To mitigate these risks, we analyze the financial and equity condition of our counterparties, as well as the definition of credit limits and permanent monitoring of outstanding positions.

              We apply the simplified standard approach to commercial financial assets, where the provision for losses is analyzed over the remaining life of the asset.

In addition, we are exposed to credit risk with respect to financial guarantees granted to banks.

We held cash and cash equivalents of R$ 185,727 on December 31, 2022 (R$ 135,727 as of December 31, 2021) and financial investments of R$ 96,299 on December 30, 2022 (R$ 798,786 as of December 31, 2021). The cash and cash equivalents and financial investments are held with bank and financial institution counterparties, which are rated BB- to A+, based on Standard & Poor’s ratings.

              The carrying amount of our financial assets represents the maximum credit exposure. The maximum credit risk exposure on the date of the financial statements is:

	December 31, 2022	December 31, 2021
Hedge financial instruments (current and non-current)	11,194	896
Cash and cash equivalents	185,727	135,727
Financial investments	96,299	798,786
Trade receivables	501,671	340,519
Contract assets	217,250	134,388
Other receivables (current and non-current)	41,923	32,949
	1,054,064	1,443,265

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

	Year ended December 31,
	2022			2021
	USD (thousands)	GBP (thousands)	Other(1) (thousands)	USD (thousands)	Other(1) (thousands)
Financial investments	96,299	-	-	798,786	-
Suppliers and other payables	(4,229)	(2,264)	(2,078)	(8,763)	(722)
Trade receivables	304,617	51,152	12,306	233,724	7,273
Loans and borrowings	(223,512)	-	-	(266,561)	-
Lease liabilities	(29,147)	(1,009)	(2,493)	(32,159)	(962)
Accounts payable for business combination	(76,859)	(83,768)	-	-	-
Derivatives	(4,109)	-	-	361	-
Net exposure	63,060	(35,889)	7,735	725,388	5,589

(1)	Includes amounts in Australian dollars, Canadian dollars, Japanese yen, Colombian pesos, and Chinese yuan

Interest Rate Risk

Interest rate risk exists due to the possibility of incurring gains or losses resulting from fluctuations in interest rates on our financial assets and liabilities.  To minimize the influence of interest rate variation, we adopt a diversification policy for our agreements.  For our funding operations, we rotate between fixed and variable rates, using the CDI or SOFR (Libor), and periodically renegotiate contracts  that are referenced to the CDI or to a fixed rate.  To mitigate interest rate risks in financial assets and liabilities, we may contract financial derivatives.

Exchange rate fluctuations and interest rate variations can positively or adversely affect our results.  To control these variations, we have identified the main risks that can generate changes to our audited consolidated financial statements and we have used three scenarios to analyze the impacts on our results and future cash flows based on a probable, adverse and remote scenario, as described below:

(i)	Probable scenario: Based on internal and external data, this considers the highest projection expected by us for the next 12 months: (i) interest rate index in short-term investments and loans and borrowings of 13.95% for CDI and 4.65% for Libor (only applicable for some loans and borrowings); and (ii) exchange rate of R$ 5.40 for US$1 and R$ 6.39 for £1, related to the closing rate projected by us, for the purposes of analyzing the foreign exchange exposure. Based on these factors, variations in the adverse and remote scenarios were calculated.
(ii)	Adverse Scenario: The adverse scenario rate considers a variation of 25% in the main risk factor of each transaction.
(iii)	Remote Scenario: The remote scenario rate considers a variation of 50% in the main risk factor of each transaction.

For each scenario, the gross finance income or costs were calculated, excluding taxes and the maturity flow of each agreement.  The base date considered was December 31, 2022, projecting the indexes for one year and verifying their sensitivity in each scenario.

Sensitivity analysis for exchange rate risk

	Risk	Exposure in US$	Probable Scenario (i)	Adverse Scenario (ii)	Remote Scenario (iii)
Net exchange variation on transactions
Exchange variation in the year	Foreign currency appreciation – US$	5.2177	5.4039	6.7549	8.1059
Financial investments		18,456	3,437	28,371	53,305
Suppliers and other payables		(811)	(151)	(1,246)	(2,341)
Trade receivables		58,381	10,871	89,744	168,617
Loans and borrowings		(42,837)	(7,976)	(65,849)	(123,723)
Derivatives		20,003	3,724	30,748	57,772
Lease liabilities		(5,586)	(1,040)	(8,587)	(16,134)
Accounts payable for business combination		(14,582)	(1,941)	(21,641)	(41,341)
			6,924	51,540	96,155

	Risk	Exposure in GBP	Probable Scenario (i)	Adverse Scenario (ii)	Remote Scenario (iii)
Net exchange variation on transactions
Exchange variation in the year	Foreign currency appreciation – £	6.2785	6.3960	7.9950	9.5940
Suppliers and other payables		(361)	(42)	(619)	(1,196)
Trade receivables		8,147	957	13,895	27,012
Lease liabilities		(161)	(19)	(276)	(533)
Accounts payable for business combination		(13,342)	(1,568)	(22,902)	(44,236)
			(672)	(9,812)	(18,953)

Sensitivity analysis for interest rate risk

	Risk	Exposure in R$	Period rates	Probable Scenario (i)	Adverse Scenario (ii)	Remote Scenario (iii)
Short-term financial investments	Interest rate increase - CDI	58,464	13.65%	13.95%	17.44%	20.93%
				175	2,216	4,256
Loans and borrowings	Interest rate increase - CDI	(298,443)	13.65%	13.95%	17.44%	20.93%
				(895)	(11,311)	(21,727)
Accounts payable for business combination	Interest rate increase - CDI	(43,348)	13.65%	13.95%	17.44%	20.93%
				(130)	(1,643)	(3,156)
Loans and borrowings	Interest rate increase - Libor	(129,701)	3.81%	4.65%	5.81%	6.98%
				(1,089)	(2,594)	(4,112)
Loans and borrowings	Interest rate increase - SOFR	(341,170)	4.31%	4.88%	6.10%	7,32%
				(1,945)	(6,107)	(10,269)
Derivatives (interest rate swap)	Interest rate increase - Libor	(129,701)	3.81%	4.65%	5.81%	6.98%
				1,089	2,594	(4,112)
				(2,795)	(16.845)	(30,896)

 Liquidity Risk

Liquidity risk is related to maintaining cash and meeting our obligations through cash generation.  We monitor our liquidity risk through the management of our cash resources and financial investments.  We also manage our liquidity risk through our cash flow projections, which aims to ensure the availability of funds to meet our both operational and financial obligations.

We also maintain approved credit lines with financial institutions in order to adequate levels of liquidity in the short, medium and long terms.

The maturity of the long-term installments of the loans and borrowings are described in note 16 to our audited consolidated financial statements.

			Year Ended December 31, 2022
			R$ (thousands)
	Carrying amount	Cash contractual cash flow	6 months (or less)	6-12 months	1-2 years	2-5 years
Non-derivative financial liabilities
Trade payables	33,376	33,376	33,376	-	-	-
Loans and borrowings	974,231	1,176,743	146,564	107,207	273,298	649,674
Lease Liabilities	62,808	70,837	13,903	11,480	17,981	27,473
Accounts payable for business combination	204,949	229,547	64,888	7,484	95,858	61,317
Conract liabilities	32,136	32,136	32,136	-	-	-
Other payables (current and non-curremt)	51,031	51,031	51,301	-	-	-
Derivatives	4,109	4,109	4,109	-	-	-
Non-derivatives financial instruments	35,169	35,169	35,169	-	-	-
	1,397,809	1,632,948	381,176	126,171	387,137	738,464

			Year Ended December 31, 2021
			R$ (thousands)
	Carrying amount	Cash contractual cash flow	6 months (or less)	6-12 months	1-2 years	2-5 years
Non-derivative financial liabilities
Trade payable	33,566	33,566	33,566	-	-	-
Loans and borrowings	788,709	974,942	136,161	88,045	171,022	579,714
Lease Liabilities	81,888	87,662	12,435	12,251	22,284	40,692
Accounts payable for business combination	85,726	85,726	1,064	47,860	12,179	24,623
Contract liabilities	13,722	13,722	13,722	-	-	-
Other payables (current and no-current)	15,329	15,329	15,329	-	-	-
Derivatives	535	535	535	-	-	-
	1,019,475	1,211,482	212,812	148,156	205,485	645,029

Derivative financial instruments risk

We use derivative financial instruments to hedge our foreign currency and interest rate risk exposures. As of December 31, 2022, we were not parties to any purchase and sale agreement for derivative financial instruments (NDFs).

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

We also used options in order to protect exports against the risk of exchange variation. We may enter into zero-cost collar strategies, which consists of the purchase of a put option and the sale of a call option, contracted with the same counterparty and with a net zero premium.

During the 2022, we entered into an interest rate swap transaction with the purpose of hedging the exposure to variable interest rate related to the Export Credit Note - NCE with Citibank. In May 2022, we entered into a swap transaction swapping the CDI based rate to a US$ prefixed rate, in connection with an Export Credit Note - NCE with Bradesco.

We have financial instruments measured at fair value, which are qualified as defined below:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that we may have access to on the measurement date;

Level 2 — Observable information for the asset or liability, directly or indirectly, except quoted prices included in Level 1; and

Level 3 — Unobservable data for the asset or liability.

Fair Value Valuation
	Year ended December 31, 2022
	Carrying amount	Fair Value
	R$ (thousands)
Level 2
Derivatives
Interest rate swap	7,085	7,085
	7,085	7,085
Non-derivatives
Lease liabilities	(62,808)	(62,808)
Loans and borrowings	(974,231)	(974,231)
Accounts payable for business combination	(204,949)	(204,949)
	(1,241,988)	(1,241,988)
	(1,234,903)	(1,234,903)

Fair Value Valuation
	Year ended December 31, 2021
	Carrying amount	Fair Value
	R$ (thousands)
Level 2
Derivatives
Non-Deliverable Forward – NDF	(17)	(17)
Call and put option term	(25)	(25)
Interest rate swap	403	403
	361	361
Non-derivatives
Lease liabilities	(81,888)	(87,662)
Loans and borrowings	(788,709)	(974,972)
Accounts payable for business combination	(85,726)	(85,726)
	(956,323)	(956,323)
	(955,962)	(955,962)

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

PART II

ITEM 13.                 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

A.           Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2022.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our management concluded that our disclosure controls and procedures as of December 31, 2022 were effective.

B.            Management’s Annual Report on Internal Control Over Financial Reporting

              Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15-d15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB.

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with appropriate authorization of management and the board of directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2022, and the material weaknesses previously reported in our annual report  on Form 20-F for the fiscal year ending December 31, 2022 were remediated.

C.           Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report by our independent registered public accounting firm because, as an “emerging growth company,” as defined under the JOBS Act, we are exempt from this requirement.

D.          Changes in Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements for the year ended December 31, 2021, we had previously identified material weaknesses in our internal control over financial reporting.  These material weaknesses identified were related to: (i) ineffective design and implementation of general information technology controls (GITCs) in user access over information technology systems that support our financial reporting processes, as well as the completeness and accuracy of reports used by us, which resulted in business process controls that are dependent on the affected GITCs also being considered ineffective because they could have been adversely impacted; and (ii) ineffective design and implementation of formal controls within the financial reporting review of manual journal entries.

In 2022, we implemented several improvements in our internal controls environment to remediate the material weaknesses relating to our internal controls over financial reporting, as described below. As a result, we concluded that we have remediated our previously disclosed material weaknesses as of December 31, 2022. The controls and processes that we implemented to remediate the identified material weakness included the following:

i) With respect to our controls within the financial reporting review of manual journal entries, we have implemented controls to ensure that we have a proper approval workflow and monitoring in a timely manner. We have established controls such as (a) the approval of every manual journal entry, (b) comparison procedure to detect inconsistencies and ensure that the journal entries are accurate and in accordance with its supporting documentation and its respective approval. In addition, we have been improving our practices aiming at process automation at the level of all of our subsidiaries.

ii) With respect to our general information technology controls (GITCs) we implemented several controls related to approval, review and removal of user access over information technology systems, we have implemented processes to control standard and privileged access and a tool for Privileged Access Management (PAM) for administrator profiles, and we have automated the access removal process.

Additionally, in connection with the evaluation required by the Rule 13a-15(f) of the Exchange Act, our management, chief executive officer and chief financial officer, concluded that other changes that occurred during the year ended December 31, 2022 were related to improvements in the internal control environment and have not materially affected, and are not reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.                 RESERVED

A.           Audit Committee Financial Expert

The audit committee, which currently consists of Eduardo Campozana Gouveia, Maria Helena dos Santos Fernandes de Santana and Carla Alessandra Trematore, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements.  In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm.  Maria Helena dos Santos Fernandes de Santana serves as Chairperson of the audit committee.  The audit committee consists exclusively of independent members of our board of directors who are financially literate, and Carla Alessandra Trematore qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F.  Our board of directors has determined that Eduardo Campozana Gouveia, Maria Helena dos Santos Fernandes de Santana and Carla Alessandra Trematore satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.  For more information, see “Directors, Senior Management and Employees — C. Board Practices — Board Committees —Committees —Audit Committee.”

B.           Code of Ethics

We have adopted a code of ethics applicable to our personnel and our subsidiaries’ personnel, including board members, directors, officers, employees, interns and all people acting on our behalf or on behalf of our corporate group.  Our code of ethics is also applicable to relevant third parties involved in our activities, such as suppliers, consultants and other service providers.  Our code of ethics describes our mission, vision and values and provides the relevant conduct standards that must be followed by our personnel and our subsidiaries’ personnel.  It regulates our interactions with our suppliers, clients, and governmental entities and agents.  Our code of ethics also provides fundamental rules of conduct related to conflict of interest situations, the protection of our confidential information and assets and our compliance with applicable laws and relevant information on whistleblowing procedures.  Our Code of Ethics and Conduct is available on our Investor's website (Governance Documents).  The information contained in, or accessible through, our website is not incorporated by reference in this report.

C.           Principal Accountant Fees and Services

The following table sets forth the fees billed by categories specified below in connection with certain professional services rendered by KPMG AuditoresIndependentes Ltda. (“KPMG”), our principal accountants, for the periods indicated.

	Year ended December 31,
	2022	2021
	(US$ thousand)
Audit fees	359	354
Audit-related fees	52	693
Total fees	411	1,047

“Audit Fees” are the aggregate fees billed by KPMG for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees for review of registration statements and comfort letters for the Company, agreed upon procedure engagements and other attestation services subject to regulatory requirements. It also includes, among others: accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statue or regulation and consultation concerning financial accounting and reporting standards.

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

D.           Exemptions from the listing standards for audit committees

Not applicable. For a discussion on our audit committee, see “Directors, Senior Management and Employees — C. Board Practices — Board Committees —Committees —Audit Committee.”

E.           Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

F.           Change in registrant’s certifying accountant

Not applicable.

G.          Corporate governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the articles of association that provide a mechanism to alleviate possible conflicts of interest.  Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve.  Under our Articles, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairperson of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested.  The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and the Articles, our directors may exercise all of our powers to vote for compensation to themselves or any member of their body in the absence of an independent quorum.   We currently have no intention to establish a separate compensation committee.

As a foreign private issuer, we are permitted to follow home country practices in lieu of certain Stock Exchange corporate governance rules, subject to certain requirements.  We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

●NYSE Rule 303A.01, which requires that independent directors comprise a majority of a company’s board of directors.  As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.

●NYSE Rule 303A.04, which requires that a company have a nomination/corporate governance committee composed entirely ofof “independent directors.”  Although we currently have a nominating committee, we are not required by the laws of the Cayman Islands, nor do we intend to have such committee comply with NYSE Rule 303A.04.

●NYSE Rule 303A.05, which requires that a company have a compensation committee composed entirely of independent directors.  Although our nominating committee also serves as a compensation committee, we are not required by the laws of the Cayman Islands, nor do we intend to have such committee comply with NYSE Rule 303A.05.

H.          Mine Safety Disclosure

Not applicable.

I.           Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

 PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1.

ITEM 19. EXHIBITS

The following documents are filed or incorporated by reference as part of this registration statement

Exhibit No.	Exhibit
1.1	Memorandum and Articles of Association of CI&T Inc.†
2.1	Description of Share Capital
8.1	List of Subsidiaries
10.1	Form of Indemnification Agreement.†
10.2	Form of Registration Rights Agreement.†
10.4	Form of Shareholders’ Agreement.†
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer and the Chief Financial Officer
23.1	Consent of KPMG AuditoresIndependentes Ltda.
101	Interactive Data File
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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
Name: Stanley Rodrigues
Title: Chief Financial Officer

Date: March 28, 2023

CI&T

Inc

Consolidated financial statements

December 31, 2022

F-1

CI&T INC FINANCIAL STATEMENTS

[Index]

Auditor Name:  KPMG Auditores Independentes Ltda.
Auditor Location: São Paulo, Brazil
Auditor Firm ID: 1124

KPMG Auditores Independentes Ltda.

Av. Coronel Silva Teles, 977, 10º andar, Conjuntos 111 e 112 - Cambuí

Edifício Dahruj Tower

13024-001 - Campinas/SP - Brasil

Caixa Postal 737 - CEP: 13012-970 - Campinas/SP - Brasil

Telefone +55 (19) 3198-6000

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
CI&T Inc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of CI&T Inc and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2022, inaccordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

KPMG Auditores Independentes Ltda.

CRC 2SP-027612/F

We have served as the Company’s auditor since 2018.

Campinas, Brazil

March 28, 2023

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG InternationalLimited, uma empresa inglesa privada de responsabilidade limitada.

KPMG AuditoresIndependentesLtda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

CI&T Inc.

Consolidated statements of financial position as of December 31, 2022 and 2021

(In thousands of Brazilian Reais - R$)

Assets	Note	December 31, 2022	December 31, 2021	Liabilities and equity	Note	December 31, 2022	December 31, 2021

Cash and cash equivalents	10.1	185,727	135,727	Suppliers and other payables		33,376	33,566
Financial investments	10.2	96,299	798,786	Loans and borrowings	16	231,296	164,403
Trade receivables	11	501,671	340,519	Lease liabilities	15.b	21,539	21,214
Contract assets	23	217,250	134,388	Salaries and welfare charges	17	260,156	234,173
Recoverable taxes		7,619	7,785	Accounts payable for business combination	18	71,650	48,923
Tax assets		2,959	2,810	Derivatives - hedge accounting	28.2	35,169	-
Derivatives - hedge accounting	28.2	19,637	-	Derivatives	28.1	4,109	535
Derivatives	28.1	11,194	896	Tax liabilities		3,890	13,345
Other assets	12	38,269	29,994	Other taxes payable		14,382	5,423
Total current assets		1,080,625	1,450,905	Contract liability		32,136	13,722
				Other liabilities		47,501	13,669
Recoverable taxes		3,624	3,046
Deferred tax assets	26	35,138	31,989	Total current liabilities		755,204	548,973
Judicial deposits	19	9,819	3,079
Restricted cash - Escrow account and indemnity asset		31,552	-
Other assets	12	3,654	2,974
Property, plant and equipment	13	55,266	57,721	Loans and borrowings	16	742,935	624,306
Intangible assets and goodwill	14	1,750,898	738,803	Lease liabilities	15.b	41,269	60,674
Right-of-use assets	15.a	56,187	73,827	Provisions	19	12,347	633
				Accounts payable for business combination	18	133,299	36,803
Total non-current assets		1,946,138	911,439	Other liabilities		3,530	1,660

				Total non-current liabilities		933,380	724,076

				Equity	22
				Share capital		37	36
				Share premium		946,173	915,947
				Capital reserves		203,218	10,105
				Profit reserves		251,873	125,957
				Other comprehensive income		(63,122)	37,250
				Total equity		1,338,179	1,089,295

Total assets		3,026,763	2,362,344	Total equity and liabilities		3,026,763	2,362,344

The accompanying notes are an integral part of these consolidated financial statements

CI&T Inc.

Consolidated statements of profit or loss

For the years ended on December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais – R$)

	Note	December 31, 2022	December 31, 2021	December 31, 2020
Net revenue	23	2,187,710	1,444,380	956,519
Costs of services provided	24	(1,425,219)	(935,732)	(600,866)
Gross profit		762,491	508,648	355,653
Selling expenses	24	(163,871)	(89,654)	(65,093)
General and administrative expenses	24	(315,915)	(151,681)	(81,161)
Research and technological innovation expenses	24	-	(4)	(3,462)
Impairment loss on trade receivables and contract assets	24	(329)	(497)	(196)
Other income (expenses) net	24	(8,458)	(22,206)	2,503
Operating expenses net		(488,573)	(264,042)	(147,409)
Operating profit before financial income and tax		273,918	244,606	208,244
Finance income	25	172,996	69,816	47,808
Finance cost	25	(246,642)	(104,048)	(63,261)
Net finance costs		(73,646)	(34,232)	(15,453)
Profit before income tax		200,272	210,374	192,791
Income tax expense
Current	26	(69,873)	(95,375)	(66,912)
Deferred	26	(4,483)	10,958	1,775
Net profit for the year		125,916	125,957	127,654
Income attributable to:
Controlling shareholders		125,916	125,957	127,654
Net profit for the year		125,916	125,957	127,654
Earnings per share
Earnings per share – basic (in R$)	27	0.95	1.03	1.06
Earnings per share – diluted (in R$)	27	0.93	1.01	1.04

The accompanying notes are an integral part of these consolidated financial statements.

CI&T Inc.

Consolidated statements of other comprehensive income

For the years ended on December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais – R$)

	Note	December 31, 2022	December 31, 2021	December 31, 2020
Net profit for the year		125,916	125,957	127,654
Other comprehensive income (OCI):
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	22.d	(84,840)	23,830	9,620
Cash flow hedges - effective portion of changes in fair value	28	(15,532)	-	-
Total comprehensive income for the year		25,544	149,787	137,274
Total comprehensive income attributed to
Owners of the Company		25,544	149,787	137,274
Total comprehensive income for the year		25,544	149,787	137,274

The accompanying notes are an integral part of these consolidated financial statements.

CI&T Inc.

Consolidated statements of changes in equity
For the years ended on December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais – R$)

					Profit reserves
	Notes	Share capital	Share premium	Capital reserve	Legal reserve	Retained earnings reserve	Retained earnings	Other comprehensive income	Total equity
Balance as of January 1, 2020		68,968	-	4,112	8,846	23,979	-	3,800	109,705
Comprehensive income for the year
Net profit for the year		-	-	-	-	-	127,654	-	127,654
Other comprehensive income for the year		-	-	-	-	-	-	9,620	9,620
Total comprehensive income for the year		-	-	-	-	-	127,654	9,620	137,274
Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Equity settled share-based compensation		-	-	2,652	-	-	-	-	2,652
Tax effect on the share-based compensation		-	-	-	-	45	-	-	45
2019 additional dividends		-	-	-	-	(16,263)	-	-	(16,263)
Interest on shareholders´ equity		-	-	-	-	-	(4,276)	-	(4,276)
Legal reserve constitution		-	-	-	4,947	-	(4,947)	-	-
Minimum mandatory dividends		-	-	-	-	-	(30,677)	-	(30,677)
Constitution of retained earnings reserve		-	-	-	-	87,754	(87,754)	-	-
Total contributions and distribution and constitution of reserves		-	-	2,652	4,947	71,536	(127,654)	-	(48,519)
Balances as of December 31, 2020		68,968	-	6,764	13,793	95,515	-	13,420	198,460
Comprehensive income for the year
Net profit for the year		-	-	-	-	-	125,957	-	125,957
Other comprehensive income for the year	22.e	-	-	-	-	-	-	23,830	23,830
Total comprehensive income for the year		-	-	-	-	-	125,957	23,830	149,787
Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Equity settled share-based compensation	21.f	-	-	2,498	-	-	-	-	2,498
Tax effect on the share-based compensation	26	-	-	-	-	(147)	-	-	(147)
Shares exercised of executive officers	21.e	28,697	-	(28,697)	-	-	-	-	-
Corporate restructuring		(88,206)	-	95,711	(13,793)	6,288	-	-	-
Capital contribution	22.a	3	-	-	-	-	-	-	3
Initial public offering proceeds, gross	22.b	-	915,947	-	-	-	-	-	915,947
Initial public offering costs, net of taxes	22.c	-	-	(66,876)	-	-	-	-	(66,876)
2020 additional dividends		-	-	-	-	(95,368)	-	-	(95,368)
Interest on shareholders´ equity		-	-	-	-	(6,288)	-	-	(6,288)
Constitution of retained earnings reserve		-	-	-	-	125,957	(125,957)	-	-
Total contributions and distribution and constitution of reserves		(59,506)	915,947	2,636	(13,793)	30,442	(125,957)	-	749,769
Changes in ownership interest
Spin-off of the CI&T IOT		(9,426)	-	597	-	-	-	-	(8,829)
Merger of Hoshin		-	-	108	-	-	-	-	108
Total changes in ownership interest		(9,426)	-	705	-	-	-	-	(8,721)
Balances as of December 31, 2021		36	915,947	10,105	-	125,957	-	37,250	1,089,295
Comprehensive income for the year
Net profit for the year		-	-	-	-	-	125,916	-	125,916
Exchange variation in foreign investments	22.e	-	-	-	-	-	-	(84,840)	(84,840)
Cash flow hedges - effective portion of changes in fair value	28.2.a.1	-	-	-	-	-	-	(15,532)	(15,532)
Total comprehensive income for the year		-	-	-	-	-	125,916	(100,372)	25,544
Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Issuest of ordinary shares related to business combinations (Somo)	9.2.a	-	14,037	-	-	-	-	-	14,037
Issues of ordinary shares related to business combinations (Transpire)	9.4.a	-	16,189	-	-	-	-	-	16,189
Equity settled share-based payment - Vested immediately (Box)	9.3.a	-	-	4,124	-	-	-	-	4,124
Equity settled share-based payment - Vested immediately (Ntersol)	9.5.a		-	170,774	-	-	-	-	170,774
Equity settled share-based compensation	21.a	-	-	2,121	-	-	-	-	2,121
Equity settled restricted stock units	21.c		-	3,376	-	-	-	-	3,376
Equity settled incentive stock options	21.b		-	50	-	-	-	-	50
Share options exercised	21/22.a	1	-	12,668	-	-	-	-	12,669
Constitution of retained earnings reserve		-	-	-	-	125,916	(125,916)	-	-
Total contributions and distribution and constitution of reserves		1	30,226	193,113	-	125,916	(125,916)	-	223,340
Balances as of December 31, 2022		37	946,173	203,218	-	251,873	-	(63,122)	1,338,179

The accompanying notes are an integral part of these consolidated financial statements.

CI&T Inc.

Consolidated statements of cash flows

For the years ended on December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais – R$)

	Notes	December 31, 2022	December 31, 2021	December 31, 2020
Cash flow from operating activities
Net profit for the year		125,916	125,957	127,654
Adjustments for:
Depreciation and amortization	13, 14, 15	94,558	48,354	29,882
Loss on the sale of property, plant and equipment and intangible assets	13, 14, 15, 16	3,781	1,237	689
Interest, monetary variation and exchange rate changes	16	55,323	45,627	7,789
Interest and exchange variation on accounts payable for business combinations		(2,994)	3,091	-
Exchange variation on escrow account related to Somo acquisition		2,968	-	-
Interest on lease	16	3,823	6,369	5,023
Unrealized loss (gain) on financial instruments		(7,114)	3,084	(2,512)
Income tax expenses	26	74,356	84,417	65,137
Impairment losses on trade receivables	11	423	280	414
(Reversal of) impairment losses on contract assets	23	(94)	217	(218)
Write-off of intangible assets	14	-	21,894	-
Provision for labor risks	19	386	472	(12)
Provision for indemnity		-	-	(18)
Share-based plan	21.f	5,486	2,531	942
Income on financial investments	10.2	(1,964)	-	-
Fair value adjustment on accounts payable for business combination	24.d	11,497	-	-
Exchange rate changes on indemnity		-	-	(4,324)
Others		(1,855)	98	469
Variation in operating assets and liabilities
Trade receivables		(116,574)	(102,300)	(47,848)
Contract assets		(69,101)	(52,876)	(8,339)
Other taxes recoverable		(547)	(13,806)	461
Tax assets		1,267	(91)	507
Judicial deposits		(6,741)	4	-
Suppliers		(29,769)	12,215	6,746
Salaries and welfare charges		10,729	63,083	49,086
Tax liabilities		(9,681)	(17,364)	(12,275)
Other taxes payable		6,376	1,698	(407)
Contract liabilities		9,636	1,922	(7,138)
Payment of share-based indemnity		-	(628)	(43,354)
Other receivables and payables, net		565	(21,054)	(11,435)
Cash generated from operating activities		160,656	214,431	156,919
Income tax paid	26	(48,299)	(64,150)	(47,044)
Interest paid on loans and borrowings	16	(70,096)	(12,149)	(3,880)
Interest paid on lease	16	(6,169)	(5,753)	(5,023)
Net cash from operating activities		36,092	132,379	100,972

CI&T Inc.

Consolidated statement of cash flows
For the years ended on December 31, 2022, 2021 and 2020

(In thousands of Brazilian Reais – R$)

Cash flows from investing activities
Acquisition of property, plant and equipment and intangible assets	13, 14	(22,967)	(29,907)	(21,391)
Redemption (Contribution in) of financial investments	10.2	655,533	(784,915)	-
Acquisition of subsidiary net of cash acquired – Dextra	9.1.e	-	(692,722)	-
Acquisition of subsidiary net of cash acquired - Somo	9.2.e	(270,825)	-	-
Acquisition of subsidiary net of cash acquired - Box 1824	9.3.e	(19,040)	-	-
Acquisition of subsidiary net of cash acquired – Transpire	9.4.e	(55,724)	-	-
Acquisition of subsidiary net of cash acquired – Ntersol	9.5.e	(400,137)	-	-
Cash outflow on hedge accounting settlement	28.2.a.1	25,263	-	-
Hedge accounting - ineffective portion inflow	28.2.a.1	5,337	-	-
Net cash used in investing activities		(82,560)	(1,507,544)	(21,391)
Cash flow from financing activities
Share-based plan contributions	21	-	1,282	-
Issuance of common shares at initial public offering	1	-	915,947	-
Transaction cost of offering	1	-	(55,874)	-
Dividends paid	22.f	-	(126,045)	(30,977)
Exercised stock options	21.a	12,668	-	-
Interest on equity, paid	16	-	(6,288)	(4,276)
Payment of lease liabilities	16	(26,993)	(17,656)	(15,500)
Proceeds from loans and borrowings	16	527,507	740,596	144,269
Settlement of derivatives	16	390	-	-
Payment of loans and borrowings	16	(350,571)	(75,196)	(88,107)
Payment of installment related to acquisition of business - Dextra		(62,338)	-	-
Net cash from financing activities		100,663	1,376,766	5,409
Net increase in cash and cash equivalents		54,195	1,601	84,990
Cash and cash equivalents as of January 1st		135,727	162,827	79,500
Exchange variation effect on cash and cash equivalents		(4,195)	(20,949)	(1,663)
Cash reduction due to spin-off effect		-	(7,752)	-
Cash and cash equivalents as of December 31		185,727	135,727	162,827

The accompanying notes are an integral part of these consolidated financial statements.

CI&T Inc.

Consolidated financial statements

December 31, 2022

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1            Operational context

CI&T Inc (“CI&T” or “Company”) is a publicly held company incorporated in the Cayman Islands on June 2021, headquartered at Rua Dr. Ricardo Benetton Martins, 1000, Pólis de Tecnologia, in the City of Campinas, State of São Paulo, Brazil. As a holding company, it is mainly engaged in the investment, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, and other countries. The Company’s subsidiaries are mainly engaged in the development of customizable software through the implementation of software solutions, including machine learning, artificial intelligence (AI), analytics, cloud migration and mobility technologies.

These consolidated financial statements comprise the Company and its subsidiaries (collectively referred to as the “Group”).

Unless otherwise indicated or if the context otherwise requires, all references in these consolidated financial statements to “CI&T Brazil” refer to CI&T Software S.A., one of the Company’s subsidiaries.

Since November 10, 2021 CI&T has been a publicly-held company registered with the US Securities and Exchange Commission (the “SEC ”) and its shares are traded on the New York Stock Exchange (“NYSE ”) under the ticker symbol “CINT”.

a.	Corporate restructuring

CI&T Inc. became the holding entity of CI&T Software S.A. (“CI&T Brazil”) in connection with the initial public offering. Prior to the IPO, CI&T Inc. had not begun operations, had nominal assets and liabilities, and had no material contingent liabilities or commitments.

On October 04, 2021, CI&T Inc. established, as a sole member, the subsidiary CI&T Delaware LLC (“CI&T Delaware”). The main office is located at 251 Little Falls Drive, Wilmington, Delaware, 19808. On November 8, 2021, all CI&T Brazil’s shares were contributed to CI&T Delaware and, subsequently, CI&T Delaware’s shares were transferred to CI&T Inc. Until this corporate reorganization, CI&T Brazil, an operating company, was the ultimate holding of the Group, and it consolidated the results of all companies until that date.

The Group accounted for the restructuring as a business combination of entities under common control, and the pre-combination carrying amounts of CI&T Brazil are included in CI&T’s consolidated financial statements with no fair value uplift. Thus, these consolidated financial statements reflect:

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

CI&T Inc.

Consolidated financial statements

December 31, 202 2

2List of direct and indirect subsidiaries

Information on the Company ’s direct and indirect subsidiaries is presented below:

		December 31,2022		December 31,2021		December 31,2020
Subsidiaries	Country of Origin	Direct	Indirect	Direct	Indirect	Direct	Indirect
CI&T Delaware LLC(a)	United States	100%	-	100%	-	-	-
CI&T Software S.A.	Brazil	-	100%	-	100%	-	-
CI&T Japan, Inc.	Japan	-	100%	-	100%	100%	-
CI&T China Inc.	China	-	100%	-	100%	-	100%
CI&T IOT (b)	Brazil	-	-	-	-	100%	-
CI&T Portugal Unipessoal Lda.	Portugal	-	100%	-	100%	100%	-
CI&T Australia PTY Ltd.	Australia	-	100%	-	100%	100%	-
Dextra Inc (c)	United States	-	100%	-	100%	-	-
CINQ Inc. (c)	United States	-	100%	-	100%	-	-
CI&T, Inc. (“CI&T US”)	United States	-	100%	-	100%	100%	-
CI&T Software Inc. (“CI&T Canada”)	Canada	-	100%	-	100%	-	100%
CI&T UK Limited. (“CI&T UK”)	United Kingdom	-	100%	-	100%	-	100%
CI&T Colombia	Colombia	-	100%	-	-	-	-
CI&T Argentina S/A	Argentina	-	100%	-	100%	-	100%
NTERSOL Consulting LLC (“NTERSOL”) (f)	United States	-	100%	-	-	-	-
CoreIP Holdings, Inc. (f)	United States	-	100%	-	-	-	-

Somo Global Ltd (“Somo”) (d)	United Kingdom	100%	-	-	-	-	-
Somo Custom Ltd (d)	United Kingdom	-	100%	-	-	-	-
Somo Global Inc. (d)	United States	-	100%	-	-	-	-
Somo Global SAS. (d)	Colombia	-	100%	-	-	-	-
IdeonyxLtd (in liquidation) (d)	United Kingdom	-	100%	-	-	-	-
Somo Ltd (dormant) (d)	United Kingdom	-	100%	-	-	-	-

CI&T Oceania PTY Ltd (“Transpire”) (e)	Australia	100%	-	-	-	-	-
Unconstrained Thinking PTY Ltd (e)	Australia	-	100%	-	-	-	-

CI&T Inc.

Consolidated financial statements

December 31, 2022

(a) Refers to note 1.a.

(b) In July 2019, the subsidiary CI&T IOT Comércio de Hardware e Software Ltda. started its operations. The subsidiary’s main activity is the sale of technology devices and software on environment management platforms for efficient use of spaces. In April 2021, the partial spin-off on the CI&T IOT investment was approved with the transfer of its net equity to CI&T Brazil’s shareholders.

(c) In August 2021, CI&T Brazil completed the acquisition of 100% of the shareholding control of Dextra Investimentos S.A. and its subsidiaries (see note 9.1).

(d) In January 2022, the Company completed the acquisition of 100% of the shareholding control of Somo Global Ltd and its subsidiaries (see note 9.2).

(e) In September 2022, the Company completed the acquisition of 100% of the shareholding control of Transpire Technology Pty Ltd and it subsidiary (see note 9. 4).

(f) In November 2022, the Company completed the acquisition of 100% of the share holding control of NTERSOL Consulting LLC and its subsidiary (see note 9.5).

3Basis of accounting

These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The issuance of these consolidated financial statements was authorized by the Company’s Board of Directors and Audit Committee on March 28, 2023.

Details of the Group’s accounting policies are included in note 8.

4Functional and presentation currency

These consolidated financial statements are presented in Brazilian Reais (“R$”), which is the Company's functional currency. All balances are rounded to the nearest thousands, except when otherwise indicated.

The main exchange rates used in the preparation of the Company's financial statements are Brazilian Reais, US dollar (“US$”), Yen, Euro, Australian dollar (“AU$”), Pound sterling (“£”), and Colombian peso as the Company’s subsidiaries have the following functional currencies: CI&T Brazil and BOX 1824 have the local currency, the Brazilian Reais, as its functional currency; CI&T Inc (USA), NTERSOL and Somo Global Inc have the local currency, the US dollar, as their functional currency; CI&T Japan Inc has the local currency, Yen, as its functional currency; CI&T Portugal has the local currency, Euro, as its functional currency; CI&T Australia and Transpire have the local currency, Australian dollar, as its functional currency; CI&T United Kingdom, Somo Global and Somo Custom have the local currency, the Pound sterling, as their functional currency; and CI&T Colombia and Somo Global SAS have the local currency, the Colombian peso, as its functional currency.

5Use of judgments and estimates

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

a.            Judgments

Information about judgments made in the application of accounting policies that have significant effects on the amounts recognized in the financial statements are included in the following notes:

•	Note – 7 - lease term: whether the Group is reasonably certain to exercise extension options;
•	Note – 23 - revenue recognition: whether service revenue is recognized over time or at a point in time.

CI&T Inc.

Consolidated financial statements

December 31, 2022

b.             Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties at the reporting date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year is included in the following note:

•	Note 9 – acquisition of subsidiary: fair value of the consideration transferred, fair value of identifiable intangibles.
•	Note 14 - impairment test of intangible assets and goodwill: assumptions including the Company’s forecasted EBITDA, terminal growth rate and discount rate used to calculate the recoverable amount of the Company’s intangible and goodwill.

c.            Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has established a control framework with respect to the measurement of fair value. This includes the review of significant fair value measurements, significant unobservable data and valuation adjustments. If third-party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from third parties to support the conclusion that such valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses observable market data as much as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: Quoted prices (not adjusted) in active markets for identical assets or liabilities .
•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the changes have occurred.

Further information about the assumptions made in measuring fair values is included in the following notes:

•	Note 9 – business combination - acquisition of subsidiary ;
•	Note 21 – share-based payment transactions and the compensation for the cancellation of the share based plan ; and
•	Note 28 – financial instruments .

CI&T Inc.

Consolidated financial statements

December 31, 2022

6Changes in significant accounting policies

The Group has adopted Onerous Contracts – Costs of Fulfilling a Contract (Amendments to IAS 37) from 1 January 2022. This resulted in a change in accounting policy performing an onerous contracts assessment. Previously, the Group included only incremental costs to fulfil a contract when determining whether that contract was onerous. The revised policy is to include both incremental costs and an allocation of other direct costs.

The amendments apply prospectively to contracts existing at the date when the amendments are first applied. The Group has analyzed all contracts existing at 1 January 2022 and determined that none of them would be identified as onerous applying the revised accounting policy – i.e. there is no impact on the opening equity balances as at 1 January 2022 as a result of the change.

Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after 1 January 2022 and earlier application is permitted, however, the Group has not early adopted the new or amended standards in preparing the consolidated financial statements. The adoption of these pronouncements, amendments are not expected to have a significant impact on the Group’s consolidated financial statements.

(i)      Deferred tax related assets and liabilities arising from a single transaction (Amendments to IAS 12)

The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences – e.g. leases and decommissioning liabilities. The amendments apply for annual reporting periods beginning on or after 1 January 2023. For leases and decommissioning liabilities, the associated deferred tax asset and liabilities will need to be recognized from beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments apply to transactions that occur after the beginning of the earliest period presented.

(ii)     Classification of liabilities as current or non-current (Amendments to IAS 1)

The amendments, as issued in 2020, aim to clarify the requirements on determining whether a liability is current or non-current, and apply for annual reporting periods beginning on or after 1 January 2023. However, the IASB has subsequently proposed further amendments to IAS 1 and the deferral of the effective date of 2020 amendments to no earlier than 1 January 2024.

Due to these ongoing developments, the Group is unable to determine the impact of these amendments on the consolidated financial statements in the period of initial application. The Group is closely monitoring the developments.

CI&T Inc.

Consolidated financial statements

December 31, 2022

(iii)  Other standards

•	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
•	Definition of Accounting Estimates (Amendments to IAS 8)

7Basis of measurement

The consolidated financial statements were prepared based on the historical cost basis, except for derivative financial instruments, non-derivatives financial instruments, contingent consideration assumed in a business combination, liabilities for the cancellation of the share-based plan, and liabilities for cash-settled shared -based payment arrangements which are measured at fair value at each reporting date.

8Significant accounting policies

The Group has consistently applied the following accounting policies described below to all the periods presented in these consolidated financial statements except if mentioned otherwise (see note 6).

a. Basis of consolidation

(i) Business combination

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

The consideration transferred in the acquisition is measured at fair value, as are the identifiable net assets acquired. Any goodwill that may arise is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit orloss.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employee (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

CI&T Inc.

Consolidated financial statements

December 31, 2022

(ii) Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date in which control commences until the date in which control ceases.

(iii) Transactions eliminated onconsolidation

Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency translation gains or losses) arising from intra-group transactions, are eliminated. Unrealized losses arising are eliminated in the same way as unrealized gain, but only to the extent that there is no evidence of impairment.

b. Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of the Company and its subsidiaries by the exchange rates at the dates of each such transaction.

Monetary assets and liabilities denominated in foreign currencies on the reporting date are translated to the functional currency at the exchange rate on that date. Non-monetary assets and liabilities that are measured at fair value in foreign currency are retranslated into the functional currency at the exchange rate on the date when the fair value was determined. Non-monetary items that are measured based on historical cost in foreign currency are translated at the exchange rate on the transaction date. Foreign currency differences are generally recognized in profit or loss and presented within finance costs.

However, foreign currency differences resulting from the translation of investments abroad and the qualifying cash flow hedges to the extent that the hedges are effective are recognized in other comprehensive income.

(ii) Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arisingfrom acquisition, are translated into Brazilian Reais at the exchange rates at the reporting date. The income and expenses of operations abroad are translated into Brazilian Reais at the exchange rates at the transaction date.

Foreign currency differences are recognized in other comprehensive income and accumulated in the translation reserve.

c. Revenue from contracts with customers

Information about the Group's accounting policies related to contracts with customers is provided in note 23.

d. Employee benefits

(i) Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. These liabilities are recognized at the amount of the expected payment if the Company has a present legal obligation to pay this amount due to service provided by the employee and the obligation can be estimated reliably.

(ii) Share-based payment arrangements

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes .

CI&T Inc.

Consolidated financial statements

December 31, 2022

The Group recognizes each expense according to the services rendered for each subsidiary where the employee participating in the plan works, with the counterpart at:

(a)	increase in equity if the services rendered are received in a transaction with a share-based payment settled in equity instruments;
(b)	or, if the services rendered are acquired in a transaction with a share-based payment settled in cash (or other assets), a liability is recognized.

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

When the granting of an equity instrument is cancelled or settled during the vesting period, the entity must account for the cancellation or settlement as an acceleration of the vesting period and, therefore, must immediately recognize the amount that would be recognized as services received over the remaining vesting period.

In cases where the share-based compensation plan is cancelled, any payments made to employees at the time of the cancellation must be accounted for as a repurchase of an equity instrument, that is, in a reduction account of shareholders' equity, except if the payment exceeds the fair value of the equity instruments granted, measured on the repurchase date. Any surplus must be recognized as an expense for the period. However, if the share-based payment arrangement presents liabilities components, the entity must remeasure the fair value of the corresponding liability on the date of cancellation or settlement. Any payment made to settle these liability components should be accounted for as an extinguishment of the liability.

e. Finance income and finance costs

The Group's finance income and finance costs include:

  Interest income;
  Interest expense;
  The net gain or loss on financial assets measured at fair value through profit or loss;
  The foreign currency gain or loss on financial assets and financial liabilities;
  Hedge ineffectiveness recognized in profit or loss; and
  The reclassification of net gains and losses previously recognized in other comprehensive income on cash flow hedges of foreign currency risk.

Interest income or expense is recognized using the effective interest method. The Group classifies dividends and interest on equity paid as cash flows used in financing activities.

The 'effective interest rate' is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

  the gross carrying amount of the financial asset; or
  at the amortized cost of the financial liability.

In calculating interest income or expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or the amortized cost of the liability. However, for financial assets that have become credit-impaired after the initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

CI&T Inc.

Consolidated financial statements

December 31, 2022

f. Income tax

Income tax expenses comprise current and deferred tax, and social security contribution tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

The Grouphas determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37- Provisions, Contingent Liabilities and Contingent Assets.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year and any adjustment to taxes payable or receivable in respect of prior years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date.

Current tax assets and liabilities are offset only if certain criteria are met.

(ii) Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

●	Temporary differences in the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and
●	Temporary differences related to investments in subsidiaries to the extent that the Groupcancontrol the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not be reversed in the foreseeable future.

Deferred tax assets are recognized in respect of tax losses, unused deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for each individual subsidiary.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that they are no longer probable .

Deferred tax assets and liabilities are measured based on the rates that are expected to be applied to temporary differences when they are reversed, based on the rates that were enacted up to the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow from the way the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

g. Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

CI&T Inc.

Consolidated financial statements

December 31, 2022

h. Property, plant and equipment

(i) Recognition and measurement

Items of property, plant and equipment items are measured at cost of acquisition, less accumulated depreciation and any accumulated impairment losses.

Any gain or loss on the disposal of an item of property, plant and equipment is recognized in profit or loss.

(ii) Subsequent expenditure

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group.

(iii) Depreciation

Depreciation is calculated to write-off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method based over their estimated useful lives, andis recognized in profit and loss. Land is not depreciated.

The estimated useful lives of property, plant and equipment for current and comparative years are as follows:

IT equipment	2 to 5 years
Furniture and fixtures	7-10 years
Vehicles	5 years
Leasehold improvements	1 to 8 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

i. Intangibleassets and goodwill

(i) Recognition and measurement

Goodwill

Goodwill arising from the acquisition of subsidiaries is measured at cost less accumulated impairment losses, when applicable.

Brands and Customer relationship

Brandsand customer relationship acquired through business combinations are recognized at their fair value at the acquisition date and amortized over their expected benefit period.

Software

Software licenses are capitalized based on the costs incurred to acquire the software and prepare them to be ready for use and amortized over their expected benefit period.

Costs associated with software maintenance are recognized as expenses as incurred. Development costs directly attributable to the design and testing of identifiable and unique software products, controlled by the Group, are recognized as intangible assets.

Directly attributable costs, which are capitalized as a part of the software product, include the costs of employee s allocated to software development and an appropriate portion of the applicable indirect expenses.

Other development costs that do not meet these criteria for capitalization are recognized as expenses as they are incurred. Development costs previously recognized as expenses are not recognized as assets in subsequent periods.

CI&T Inc.

Consolidated financial statements

December 31, 2022

Software in progress

Software in progress is capitalized only if the expenditure can be measured reliably, the product or progress is technically and commercially feasible, future economic benefits are probable, and the Groupintends to and has sufficient intention and resources to complete development and use or sell the asset. Otherwise, it is recognized in profit and loss as incurred. Subsequent to initial recognition, intangible in progress is measured at cost less any accumulated impairment losses.

Non-competeagreement

Non-compete agreements acquired through business combinations are recognized at their fair value at the acquisition date and are amortized over the term of the agreements.

(ii) Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including brands and patents, are recognized in profit or loss as incurred.

(iii) Amortization

Amortization is calculated to write-off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives,and is generally recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative periods are as follows:

Network software	5 years
Internally developed software	3 years
Customer relationship	6 – 19 years
Non-compete agreement	5 years
Brands	1-21 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

j. Financial instruments

(i) Recognition and initial measurement

Trade receivables are initially recognized on the date they are originated. All other financial assets and liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not measured at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. Trade receivable without a significant financing component areinitially measured at the transaction price.

(ii) Classification and subsequent measurement

Financial assets

Upon initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”) — debt investment; FVOCI — equity investment; or at FVTPL – fair value through profit or loss.

CI&T Inc.

Consolidated financial statements

December 31, 2022

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

(i)   It is maintained within a business model aimed at maintaining financial assets to receive contractual cash flows; and

(ii)   Its contractual terms give rise on specific dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. Upon initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or fair value through other comprehensive income (“FVOCI”) as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial asset – Business model assessment

The Groupmakes an assessment of the objective of the business model in which a financial asset is heldin the portfolio level because it betterreflects the way the business is managed and information is provided to Management. Information considered includes:

(i)

The stated policies and objectives set for the portfolio and the operation of those policies in practice. These include whether Management´s strategy focuses on achieving contractual interest income, maintaining a particular interest rate profile, matching the duration of financial assets with the duration of related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

(ii)	How the performance of the portfolio is evaluated and reported to the Group's Management;
(iii)	The risks that affect the performance of the business model (and the financial assets held according to that business model) and how those risks are managed;
(iv)	How the managers of the business are compensated – e.g., whether compensation is based on the fair value of assets managed or the contractual cash flows earned; and
(v)	The frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales.

CI&T Inc.

Consolidated financial statements

December 31, 2022

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales, in a manner consistent with the continuing recognition of the assets of the Company and its subsidiaries.

Financial assets held for trading or managed and whose performance is evaluated on a fair value basis are measured at fair value through profit or loss.

Financial asset– assessment of whether contractual cash flows are solely principal and interest payments

For the purposes of this assessment,‘principal' is defined as the fair value of the financial asset upon initial recognition. Interest’ is defined as consideration for the time value of money and the credit risk associated with the principal amount outstanding over a given period of time and for the other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

  Contingent events that would change the amount or timing of cash flows;
  Terms that may adjust the contractual coupon rate, including variable-rate features;
  Prepayment and extension features; and
  Terms that limit the Group's access to cash flows from specific assets (e.g., non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract. In addition, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Financial assets - Subsequent measurement and gains and losses

Financial assets at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss .

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

CI&T Inc.

Consolidated financial statements

December 31, 2022

Financial liabilities – classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as measured at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities measured at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense, foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

(iii) Derecognition

Financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers rights to receive the contractual cash flows in a transaction in which either: (i) substantially all the risks and rewards of ownership of the financial asset are transferred, or (ii) the Group neither transfers nor retains substantially all of the risks and rewards of ownership of it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its statements of financial position, but retains all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

The Group derecognizes a financial liability when its contractual obligations are discharged or canceled, or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Onthe derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest benchmark reform, the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met: (i) the changes are necessary as a direct consequence of the reform; and (ii) the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applied the policies on accounting for modifications to the additional changes.

CI&T Inc.

Consolidated financial statements

December 31, 2022

(iv) Offsetting

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(v) Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency and interest rate exposures.

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

(vi) Non-derivative financial instruments and hedge accounting

The Group designates certain non-derivative financial instruments as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates.

At the inception of designated hedging relationships, the Group documents the risk management objective and strategy for undertaking the hedge. The Group also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and the hedging instrument are expected to offset each other.

Cash flows hedges

When a non-derivative financial instrument is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the non-derivative financial instrument is recognized in OCI and accumulated in the hedging reserve. The effective portion of changes in the fair value of the non-derivative financial instrument that is recognized in OCI is limited to the cumulative change in fair value ofthe hedged item, determined on a present basis, from the inception of the hedge. Any ineffective portion of changes in the fair value of non-derivative financial instrument is recognized immediately in profit or loss.

The Group designates only the change in fair value of the spot element of forward exchange contracts as the hedging instrument in cash flow hedging relationships. The change in fair value of forward element of forward exchange contracts (forward points) is separately accounted for as a cost of hedging and recognized in costs of hedging reserve within equity.

When the hedged forecast transaction subsequently results in the recognition of a non-financial item such as financial investments, the amount accumulated in the hedging reserve and the cost of hedging reserve is included directly in the initial cost of the non-financial item when it is recognized.

For all other hedged forecast transactions, the amount accumulated in the hedging reserve and the cost of hedging reserve is reclassified to profit or loss in the same period or periods during which the hedged expected future cash flows affect profit or loss.

If the hedge no longer meets the criteria for hedge accounting or the hedging instrument is sold, expires, is terminated or is exercised, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the hedge reserve remains in equity until, for a hedge of a transaction resulting in the recognition of a non-financial item, it is included in the non-financial item cost’s on its initial recognition or, for other cash flow hedges, it is reclassified to profit or loss in the same period or periods as the hedged expected future cash flows affect profit or loss.

If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in the hedging reserve and the cost of hedging reserve are immediately reclassified to profit or loss.

Additionally, when a financial instrument designated as a hedging instrument expires or is settled, the Group may replace it with another financial instrument, in order to ensure the continuity of the hedging relationship. Similarly, when a transaction designated as a hedged item takes place, the Group may designate the financial instrument that hedged that transaction as a hedging instrument in a new hedging relationship. The ineffective portion of exchange rate variations arising from hedging instruments is recorded in the financial result for the period. The effective amount of gain or loss on the instrument is accounted for under the heading “Other comprehensive income” and the ineffective amount under the heading of “Net finance cost”, with the accumulated gains and losses recognized in profit or loss.

CI&T Inc.

Consolidated financial statements

December 31, 2022

k. Equity

Share capital

According to the Company’s Articles of Association, two classes of common shares are authorized: Class A common shares, which are entitled to one vote per share, and Class B common shares, which are entitled to ten votes per share and maintain a proportional ownership interest in the event that additional Class A common shares are issued. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value.

Capital reserve

The breakdown of capital reserves arises from the corporate restructuring that occurred in 2021 (note 1.a), share-based compensation (note 21.d) and the share issuance costs (note 21.c).

l. Impairment

(i) Non-derivative financial assets

Financial instruments and contract assets

The Group recognizes loss allowances for expected credit losses on:

  Financial assets measured at amortized cost
  Contract assets

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime expected credit losses.

When determining whether the credit risk of a financial assets has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment, that includes forward-looking information.

The Group considers a financial asset to be in default when:

  It is unlikely that the creditor will fully pay its credit obligations to the Group, without resorting to actions such as the realization of the guarantee (if any); or
  The financial asset is more than 360 daysoverdue;

Lifetime credit losses are the expected credit losses that result from all possible default events over the expected life of the financial instrument.

The maximum period considered in the expected credit loss estimate is the maximum contractual period over which the Groupis exposed to credit risk.

CI&T Inc.

Consolidated financial statements

December 31, 2022

(ii) Measurement of expected credit losses

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

(iii) Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is “credit-impaired” when one or more events that have a detrimental impact on the future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

  Significant financial difficulty of the debtor;
  A breach of contract such as a default or being more than 90 days past due;
  The restructuring of a loan or advance by the Groupon terms that the Groupwould not consider otherwise;
  It is probable that the debtor will enter bankruptcy or other financial reorganization; or
  The disappearance of an active market for a security because of financial difficulties.

Presentation of allowance for expected credit losses in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from gross carrying amount of the assets.

(iv) Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectation of recovering the financial asset in whole or in part. For customers, the Group has a policy of writing off the gross amount when the financial asset is 360 days past due based on historical experience of recoveries of similar assets, unless the Group has reasonable and supportable information to demonstrate that another writing off criterion is more appropriate. For corporate customers, the Group individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

CI&T Inc.

Consolidated financial statements

December 31, 2022

(v) Non-financial assets

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

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

m. Provisions

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)   Disputes and litigations

The provision for disputes and litigation is recognized when it is probable that the Group will be required to make future payments as a result of past events. Such payments include, but are not limited to, the various claims, processes and actions initiated by both third parties and the Group, relating to labor disputes, complaints from tax authorities and other judicial matters.

(ii)  Provision for indemnity of the shared-based compensation plan

The provision for the indemnity of the share-based compensation plan was recognized upon the cancellation of all programs and agreements entered into in the Group’s shared-based compensation Plan. Payments to the beneficiaries of the plan grant the Group full discharge on any right related to the Plan.

CI&T Inc.

Consolidated financial statements

December 31, 2022

n. Leases

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-to-use asset is initially measured at cost, which comprises the initial amount of the liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as a discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

  Fixed payments, including in-substance fixed payments;
  Variable lease payments that depend on an index or a rate, initiallymeasured using the index or rate as the commencement date;
  Amounts expected to be payable under a residual value guarantee; and
  The exercise price under a purchase option that the Groupis reasonably certain to exercise, lease payments in an optional renewal period of the Groupare reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Groupis reasonably certain not or terminate early.

Regarding the option to extend office leases, the Group applies a 5-year additional to determine the right-of-use amounts, except when there is no certain probability of continuity of activities in such locations. Renewal clauses generally use an inflation update index that is updated annually.

For the years disclosed, the Group does not have lease agreements with variable payments.

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

CI&T Inc.

Consolidated financial statements

December 31, 2022

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in the profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term leases and leases of low-value assets

The Group has elected not to recognize right-of-use assets and lease liabilities of low-value assets and short-term leases, including IT equipment. The Group recognizes lease payments associated with these leases as expenses on a straight-line basis over the lease term.

o. Operating profit

Operating profit is the result generated from the continuing principal revenue-producing activities of the Group as well as other income and expenses related to operating activities. Operating profit excludes net finance costs, share of profit of equity-accounted investees and income taxes.

p. Fair value measurement

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

If there is no quoted price in an active market, the Group uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

If an asset or a liability measured at fair value has a bid price and an ask price, then the Group measures assets and long positions at a bid price and liabilities and short positions at an ask price.

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received. If the Group determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based in a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but not later than when the valuation is wholly supported by observable market data or the transaction is closed out.
9Business combination

9.1 Business combination - Dextra

On June 26, 2021, CI&T Brazil entered into a purchase agreement to acquire 100% of the shareholding control of Dextra Investimentos S.A. (“Dextra Holding”) and its subsidiaries (“Dextra Group”). On July 22, 2021, the transaction was approved by the Administrative Council for Economic Defense (CADE), a Brazillian regulator. All conditions precedent were met on August 10, 2021, the date on which the closing term of the acquisition was formalized, and CI&T Brazil obtained the shareholding control of the Dextra Group. Dextra Group is primarily involved in customized software development.

The total consideration of acquisition in the purchase agreement was R$ 800,000. The Company paid R$ 650,000 on August 10, 2021, and R$ 50,938 on December 2, 2021. The Management revised the purchase price on the closing date based on the Agreement, and reduced the price based in the amount of R$ 16,427, thus the total of consideration transferred was R$ 783,573.

CI&T Inc.

Consolidated financial statements

December 31, 2022

a.     Consideration transferred

The following table summarizes the fair value of each major class of consideration transferred on the acquisition date:

Cash	700,938
Accounts payable for business combination (note 18)	82,635
Accounts payable to former shareholders (i)	45,726
Retained amount (ii)	30,000
Other (i)	6,909
Total consideration transferred (note 9.1.d)	783,573

(i) These amounts were settled in August 10, 2022. See note 18.

(ii) The amount of R$ 30,000 related to a portion of the remaining balance payable was retained for any materialized contingencies, which will be paid on the fifth anniversary of the closing date.

b.     Acquisition-related cost

The Company incurred acquisition-related costs of R$2,109 on legal fees and due diligence costs. These costs have been recognized in “administrative expenses”.

c.      Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed on the acquisition date:

Assets	Fair value
Current
Cash and cash equivalents	8,216
Trade receivables (a)	56,313
Recoverable taxes	1,668
Other assets	2,386
Current assets	68,583
Non-current
Recoverable taxes	3,932
Property, plant and equipment (note 13)	9,149
Intangible assets (i) (note 14)	148,523
Right-of-use assets (note 15)	5,414
Non-current assets	167,018
Total assets	235,601

Liabilities	Fair value
Current
Suppliers	5,627
Lease liabilities (note 15)	3,105
Salaries and welfare charges	23,436
Tax liabilities	10,569
Contract liabilities	1,933
Other liabilities	26
Current liabilities	44,696

Non-current
Other liabilities	18
Lease liabilities (note 15)	3,035
Non-current liabilities	3,053
Total liabilities	47,749
Total identifiable net assets acquired (note 9.1.d)	187,852

(a)      Gross contractual amount receivable was R$56,854 and R$541was not expected to be collected.

CI&T Inc.

Consolidated financial statements

December 31, 2022

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

  The fair value estimate for the non-compete agreement was calculated based on the “With and Without” method. Its useful life is 5 years.

  The fair value estimate for customer relationship was calculated based on the multi-period excess earnings. Its useful life is 7.4 years.

d.     Goodwill

Goodwill arising from the acquisition has been recognized as follows:

	Note	Goodwill
Consideration transferred	9.1.a	783,573
Fair value of identifiable net assets	9.1.c	(187,852)
Goodwill (note 14)		595,721

Goodwill is attributable mainly to the skills and technical talent of Dextra’s workforce and the synergies expected to be achieved from integrating the Company. The recognized goodwillis deductible for tax purposes during the merger, which occurred on December 31, 2021.

CI&T Inc.

Consolidated financial statements

December 31, 2022

e.      Purchase consideration cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	Note	Amount
Cash consideration	9.1.a	700,938
Less: Balances acquired – Cash and cash equivalents	9.1.c	(8,216)
Net outflow of cash - investing activities		692,722

9.2 Business combination - Somo

On January 14, 2022, the Company entered into a Sale and Purchase Agreement (“Agreement” or “SPA”) to acquire 100% of the shareholding control of Somo Global Ltd ("Somo") and its subsidiaries (“Somo Group”), a digital product agency headquartered in the United Kingdom. On January 27, 2022, after all conditions precedent were met, the acquisition was formalized, and the Company obtained the shareholding control of the Somo Group. Somo has offices in the UK, the USA and Colombia.

The total consideration of acquisition in the purchase agreement was R$ 447,414 as detailed below.

a.     Consideration transferred

The following table summarizes the fair value of each major class of consideration transferred on the acquisition date:

Cash	340,777
Restricted cash in escrow account (note 18)	23,061
Retained amount (i)(note 18)	7,206
Earn-out (ii)(note 18)	59,868
Contingent consideration (note 18)	2,465
Class A common shares issued (iii)	14,037
Total consideration transferred (note 9.2.d)	447,414

(i)The amount of R$ 7,206 (£ 1,000) is related to a portion of the remaining balance payable that was retained for any materialized contingencies.

(ii)The Agreement also contemplates an earn-out clause of up to R$ 59,868 (£ 8,307)based on future performance (see note 14). As of December 31, 2022, the fair value of the contingent consideration was R$ 61,529 (£ 9,800).

(iii) Issuance of 225,649 Class A common shares in connection with the transaction, per a total amount of R$ 14,037, issued to electing sellers in accordance with the Agreement.

CI&T Inc.

Consolidated financial statements

December 31, 2022

b.     Acquisition-related cost

The Group incurred acquisition-related costs of R$ 2,601 on legal fees and due diligence costs. These costs have been recognized in “general and administrative expenses”.

c.      Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed on the acquisition date:

Assets	Fair value
Current
Cash and cash equivalents	98,701
Trade receivables (a)	38,677
Contract assets	13,359
Recoverable taxes	275
Other assets	2,454
Current assets	153,466
Non-current
Deferred taxes	8,061
Property, plant and equipment (note 13)	2,359
Right-of-use assets (note 15)	6,800
Intangible assets (i)(note 14)	57,285
Non-current assets	74,505
Total assets	227,971

Liabilities	Fair value
Current
Suppliers and other payables	30,409
Loans and borrowings (note 13)	25,213
Lease liabilities	4,440
Contract liabilities	730
Tax liabilities	3,948
Salaries and welfare charges	9,668
Other liabilities	11,295
Current liabilities	85,703
Non-current
Loans and borrowings (note 13)	9,267
Lease liabilities	2,360
Other liabilities	406
Non-current liabilities	12,033
Total liabilities	97,736
Total identifiable net assets acquired (note 9.2.d)	130,235

CI&T Inc.

Consolidated financial statements

December 31, 2022

(a)    Gross contractual amount receivable was R$ 38,703 and R$ 26 was not expected to be collected.

(i) According to the purchase price on January 27, 2022:
Fair value
Customer relationship (note 14)	49,539
Brands (note 14)	7,746
Total intangible assets at fair value (note 14)	57,285

Measurement of fair values

The following fair values have been determined on the assumptions:

•The fair value estimate for brands was calculated based on the “Relief from Royalty or Savings of Royalties” method, which estimates the asset's value based on hypothetical royalty payments that would be saved by the asset holder compared to what would be paid for licensing the asset owned by third parties, considering its useful life. The useful life for brands is 15 months.

•The fair value estimate for customer relationship was calculated based on the multi-period excess earnings. Its useful life is 227 months.

d.     Goodwill

Goodwill arising from the acquisition has been recognized as follows:

	Note	Goodwill
Consideration transferred	9.2.a	447,414
Fair value of identifiable net assets	9.2.c	(130,235)
Goodwill (note 10)		317,179

Goodwill is attributable mainly to the skills and technical talent of Somo’s workforce and the synergies expected to be achieved from integrating the Group. This goodwill was not deductible for tax purposes.

e.      Purchase consideration cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	Note	Amount
Cash consideration	9.2.a	340,777
Retained amount payment (i)	18	5,688
Less: Balances acquired – Cash and cash equivalents	9.2.c	(98,701)
Outflow of cash - investing activities		247,764
Restricted cash in escrow account		23,061
Net outflow of cash - investing activities		270,825

(i)  The retained amount of R$ 7,206 for any materialized contingencies was reviewed and settled on June 3, 2022, per an amount of R$ 5,688 (£939), after negotiation agreed upon per both parties.

CI&T Inc.

Consolidated financial statements

December 31, 2022

9.3 Business combination – Box 1824

On June 1, 2022, the Group entered into a Sale and Purchase Agreement (“Agreement” or “SPA”) to acquire 100% of the shareholding control of BOX 1824 Planejamento e Marketing Ltda ("Box 1824"), a strategic consulting firm headquartered in São Paulo, Brazil, to accelerate its global strategic capabilities.

The final total consideration of acquisition in the purchase agreement was R$ 34,179 as detailed below.

a.     Consideration transferred

The following table summarizes the fair value of each major class of consideration transferred on the acquisition date:

Cash	20,768
(-) Price adjustment	(558)
Retained amount (i) (note 18)	8,871
Share-based payment – vested immediately (note 22.c)	4,124
Other (note 18)	974
Total consideration transferred (note 9.3.d)	34,179

(i)  The amount of R$ 8,871 was related to a portion of the remaining balance payable that was retained for any materialized contingencies that occurred after June 1, 2022 but related to contingencies liabilities before the acquisition date. The remaining balance, as adjusted, will be paid in the next three years, on each anniversary of the closing date.

b.     Acquisition-related cost

The Group incurred acquisition-related costs of R$ 717 related to legal fees and due diligence costs. These costs have been recognized in “general and administrative expenses”.

c.      Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed on the acquisition date:

CI&T Inc.

Consolidated financial statements

December 31, 2022

Assets	Fair value
Current
Cash and cash equivalents	1,728
Trade receivables (a)	1,695
Contract assets	1,598
Recoverable taxes	104
Other assets	312
Current assets	5,437
Non-current
Indemnity asset	13,583
Property, plant and equipment (note 13)	51
Intangible assets (i)(note 14)	11,981
Non-current assets	25,615
Total assets	31,052

Liabilities	Fair value
Current
Suppliers and other payables	533
Contract liabilities	962
Tax liabilities	920
Salaries and welfare charges	442
Contingent liabilities (note 19)	13,583
Other liabilities	6
Current liabilities	16,446
Non-current
Tax liabilities	1,952
Non-current liabilities	1,952
Total liabilities	18,398
Total identifiable net assets acquired (note 9.3.d)	12,654

(a)      Gross contractual amount receivable was R$ 1,696 and R$ 1was not expected to be collected.

(i)According to the purchase price on September 30:
Fair value
Customer relationship (note 14)	6,430
Brands (note 14)	5,536
Software (note 14)	15
Total intangible assets at fair value (note 14)	11,981

CI&T Inc.

Consolidated financial statements

December 31, 2022

Measurement of fair values

The following fair values have been determined on the assumptions:

•	The fair value estimate for brands was calculated based on the “Relief from Royalty or Savings of Royalties” method, which estimates the asset's value based on hypothetical royalty payments that would be saved by the asset holder compared to what would be paid for licensing the asset owned by third parties, considering its useful life. The useful life for brands is252 months.
•	The fair value estimate for customer relationship was calculated based on the multi-period excess earnings. Its useful life is91 months.

d.     Goodwill

The Goodwill arising from the acquisition has been recognized as follows:

	Note	Goodwill
Consideration transferred	9.3.a	34,179
Fair value of identifiable net assets	9.3.c	(12,654)
Goodwill (note 10)		21,525

Goodwill is attributable mainly to the skills and technical talent of Box 1824’s workforce and the synergies expected to be achieved from integrating the Group. The recognized goodwill is expected to be deductible for tax purposes during the merger, which occurred on December 30, 2022.

e.      Purchase consideration cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	Note	Amount
Cash consideration	9.3.a	20,768
Less: Balances acquired – Cash and cash equivalents	9.3.c	(1,728)
Net outflow of cash - investing activities		19,040

CI&T Inc.

Consolidated financial statements

December 31, 2022

9.4 Business combination – Transpire

On September 1, 2022, the Group entered into a Sale and Purchase Agreement (“Agreement”) to acquire 100% of the shareholding control of Transpire Technology Pty Ltd ("Transpire"), digital product agency based in Australia.

The total consideration of acquisition in the purchase agreement was R$ 77,310 as detailed below.

a.     Consideration transferred

The following table summarizes the fair value of each major class of consideration transferred on the acquisition date:

Cash	60,392
Price adjustment (i)	729
Class A common shares issued (note 22.a)	16,189
Total consideration transferred (note 9.4.d)	77,310

(i) The purchase price adjustment was paid in November 2022, negotiation agreed upon per both parties.

b.     Acquisition-related cost

The Group incurred acquisition-related costs of R$ 1,776 related to legal fees and due diligence costs. These costs have been recognized in “general and administrative expenses”.

c.      Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed on the acquisition date:

CI&T Inc.

Consolidated financial statements

December 31, 2022

Assets	Fair value
Current
Cash and cash equivalents	5,397
Trade receivables (a)	9,322
Contract assets	239
Other assets	277
Current assets	15,235

Non-current
Bank guarantee	766
Property, plant and equipment (note 9)	1,183
Right-of-use assets (note 11)	1,314
Intangible assets (i)(note 10)	12,692
Non-current assets	15,955
Total assets	31,190

Liabilities	Fair value
Current
Suppliers and other payables	4,384
Contract liabilities	2,065
Tax liabilities	479
Salaries and welfare charges	7,963
Lease liability (note 11)	1,314
Other liabilities	1,380
Current liabilities	17,585
Non-current
Loans and borrowings (note 12)	5,490
Non-current liabilities	5,490
Total liabilities	23,075
Total identifiable net assets acquired (note 9.4.d)	8,115

(a)     Gross contractual amount receivable was R$ 9,333 and R$ 11 was not expected to be collected.

CI&T Inc.

Consolidated financial statements

December 31, 2022

(i)According to the purchase price on September 01, 2022:
Fair value
Customer relationship (note 14)	12,665
Software (note 14)	5
Brands (note 14)	22
Total intangible assets at fair value (note 14)	12,692

Measurement of fair values

The following fair value has been determined on the assumption:

•       The fair value estimate for customer relationship was calculated based on the multi-period excess earnings. Its useful life is 46 months.

d.     Goodwill

The Goodwill arising from the acquisition has been recognized as follows:

	Note	Goodwill
Consideration transferred	9.4.a	77,310
Fair value of identifiable net assets	9.4.c	(8,115)
Goodwill (note 10)		69,195

Goodwill is attributable mainly to the skills and technical talent of Transpire’s workforce and the synergies expected to be achieved from integrating the Group. This goodwill was not deductible for tax purposes.

CI&T Inc.

Consolidated financial statements

December 31, 2022

e.      Purchase consideration cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	Note	Amount
Cash consideration	9.4.a	60,392
Price adjustment paid		729
Less: Balances acquired – Cash and cash equivalents	9.4.c	(5,397)
Net outflow of cash - investing activities		55,724

9.5 Business combination – NTERSOL

On October 14, 2022, the Group entered into a Sale and Purchase Agreement (“Agreement”) to acquire 100% of the shareholding control of NTERSOL Consulting LLC ("NTERSOL"), a U.S. based digital transformation provider, to expand its financial services expertise in North America. On November 1, 2022, the Group announced the completion of the acquisition of NTERSOL.

The total consideration of acquisition in the purchase agreement was R$ 664,652 as detailed below. The remaining balance payable retained for any materialized contingencies will be paid on the second anniversary of the closing date (November 1, 2024), per a fair value amount of R$ 75,096 (US$ 14,582).

a.     Consideration transferred

The following table summarizes the fair value of each major class of consideration transferred on the acquisition date:

Cash	418,007
(+) Estimated price adjustment	775
Retained amount (note 18)	75,096
Share-based payment – vested immediately (note 22.c)	170,774
Total consideration transferred (note 9.4.d)	664,652

CI&T Inc.

Consolidated financial statements

December 31, 2022

b.     Acquisition-related cost

The Group incurred acquisition-related costs of R$ 7,194 related to legal fees and due diligence costs. These costs have been recognized in “general and administrative expenses”.

c.      Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed on the acquisition date:

Assets	Fair value
Current
Cash and cash equivalents	17,870
Trade receivables (a)	36,064
Other assets	2,455
Current assets	56,389

Non-current
Other assets	88
Property, plant and equipment (note 13)	68
Right-of-use assets (note 15)	2,921
Intangible assets (i)(note 14)	157,007
Non-current assets	160,084
Total assets	216,473

Liabilities	Fair value
Current
Suppliers and other payables	1,091
Salaries and welfare charges	1,627
Lease liability (note 15)	673
Other liabilities	9,338
Current liabilities	12,729
Non-current
Lease liability (note 15)	2,248
Non-current liabilities	2,248
Total liabilities	14,977
Total identifiable net assets acquired (note 9.5.d)	201,496

CI&T Inc.

Consolidated financial statements

December 31, 2022

(a)     Gross contractual amount receivable was R$ 36,085 and R$ 679was not expected to be collected.

(i)According to the purchase price on November 01, 2022:
Fair value
Customer relationship (note 14)	153,644
Software (note 14)	3,363
Total intangible assets at fair value (note 14)	157,007

Measurement of fair values

The following fair value has been determined on the assumption:

•	The fair value estimate for customer relationship was calculated based on the multi-period excess earnings. Its useful life was87months.
•	The fair value estimate for software was calculated based on “Relief from Royalty or Savings of Royalties” method, which estimates the asset's value based on hypothetical royalty payments that would be saved by the asset holder compared to what would be paid for licensing the asset owned by third parties, considering its useful life. The useful life for brands was60 months.

d.     Goodwill

The Goodwill arising from the acquisition has been recognized as follows:

	Note	Goodwill
Consideration transferred	9.5.a	664,652
Fair value of identifiable net assets	9.5.c	(201,496)
Goodwill (note 14)		463,156

Goodwill is attributable mainly to the skills and technical talent of NTERSOL’s workforce and the synergies expected to be achieved from integrating the Group. This goodwill is deductible for tax purposes.

e.      Purchase consideration cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	Note	Amount
Cash consideration	9.5.a	418,007
Less: Balances acquired – Cash and cash equivalents	9.5.c	(17,870)
Net outflow of cash - investing activities		400,137

9.6 Revenue and profit

Since the acquisition, Somo, Box 1824, Transpire and NTERSOL contributed revenue and profit to the Group results as shown below:

Revenue and profit of acquisition on December 31, 2022:

Amount
Revenue	234,168
Loss	(7,705)

Management’s estimate of revenue and profit for the year ended December 31, 2022 (had the acquisition occurred at the beginning of the reporting period):

Amount
Revenue	2,384,367
Profit	131,824

CI&T Inc.

Consolidated financial statements

December 31, 2022

10            Cash and cash equivalents and financial investments

10.1 Cash and cash equivalents

.	December 31, 2022	December 31, 2021

Cash and cash equivalents	127,263	69,720
Short-term financial investments	58,464	66,007
Total	185,727	135,727

Short-term financial investments are represented by fixed income securities, with interest rate ranging from 101% to 102% on December 31, 2022 (100% to 103% as of December 31, 2021) of the changes of Interbank Deposit Certificate (CDI) variation which (i) Management expects to use for short-term commitments; (ii) present daily liquidity; and (iii) are readily convertible into a known amount of cash, subject to an insignificant risk of change in value.

10.2 Financial investments

.	December 31, 2022	December 31, 2021
Financial investments	96,299	798,786

On December 31, 2022, the balance of R$96,299 (US$18,456) (R$ 798,786 (US$ 143,139) as of December 31, 2021) is allocated between an interest-bearing account and time deposits. Both instruments are in US$, and they bear interest rates ranging from0.57% p.a. to 4.20% p.a.on December 31, 2022 (0.05% p.a. as of December 31, 2021), and such account presents immediate liquidity.The Group holds US$ amount for short-term commitments in the same currency. A foreign currency exposure arises from these financial investments held in US$, since the amount may be subject to a significant exchange rate once translated to R$. Part of the Group’s financial investments was addressed for highly probable future acquisitions, so hedge accounting was applied to hedge exposures to exchange variations. This hedge accounting was discontinued in October 2022 (for further information about cash flow hedge accounting, see note 28).

11            Trade receivables

The balances of trade receivables are presented, as follows:

	December 31, 2022	December 31, 2021
Trade receivables – Dollar denominated – from US customers	304,693	226,154
Trade receivables – Reais denominated – from Brazilian customers	133,582	100,581
Trade receivables – from other customers	64,049	14,843
(-) Expected credit losses	(653)	(1,059)
Trade receivables, net	501,671	340,519

CI&T Inc.

Consolidated financial statements

December 31, 2022

The balances of trade receivables by maturity date are as follows:

	December 31, 2022		December 31, 2021
	Trade receivables	(-) Expected credit losses	Trade receivables	(-) Expected credit losses
Not due	458,802	(146)	319,450	(134)
Overdue:
from 1 to 60 days (i)	36,995	(261)	20,020	(40)
61 to 360 days	6,140	(119)	1,564	(854)
Over 360 days	387	(127)	544	(31)
Total	502,324	(653)	341,578	(1,059)

(i)    As of December 31, 2022, the balance of trade receivables overdue from 1to 60 days of R$36,995 (R$20,020 as of December 31, 2021), refers to a series of clients. The Group considers these extensions and delays as expected in its credit risk analysis.

The movement of impairment loss on trade receivables is as follows:

Balance as of December 31, 2020	(692)
Provision	(3,106)
Reversal	2,826
Exchange variation	(87)

Balance as of December 31, 2021	(1,059)
Provision	(1,130)
Reversal	707
Write-off	655
Exchange variation	174

Balance as of December 31, 2022	(653)

12            Other assets

	December 31, 2022	December 31, 2021
Prepaid expenses (a)	37,527	29,743
Rental security deposits	3,179	2,471
Advance payments to suppliers	242	162
Others	975	592
Total	41,923	32,968

Current	38,269	29,994
Non-current	3,654	2,974
Total	41,923	32,968

(a)   Prepaid expenses are mostly comprised of prepaid insurance, mainly related to the directors and officers liability insurance, consulting, and software support prepayments.

CI&T Inc.

Consolidated financial statements

December 31, 2022

13            Property, plant and equipment

.	December 31, 2022	December 31, 2021
IT equipment	37,963	35,230
Furniture and fixtures	5,064	6,283
Leasehold improvements (a)	12,226	16,051
Property, plant and equipment in progress	13	157
Total	55,266	57,721

(a)     Improvements are depreciated on a straight-line basis over the duration of the lease agreement.

The changes in the balances are as follows:

.	IT equipment	Furniture and fixtures	Vehicles	Leasehold improvements	In progress	Hardware devices	Total
Cost:
Balance as of December 31, 2020	34,852	12,941	86	28,292	222	487	76,880
Exchange rate changes	386	176	-	375	37	-	974
Spin-off	(128)	(4)	-	-	(313)	(625)	(1,070)
Addition due to business combination (note 9.1.c)	7,379	1,018	-	752	-	-	9,149
Additions	22,527	301	-	1,052	1,724	138	25,742
Disposals	(1,376)	(563)	(86)	(909)	(160)	-	(3,094)
Transfers	-	-	-	1,353	(1,353)	-	-
Balance as of December 31, 2021	63,640	13,869	-	30,915	157	-	108,581
Exchange rate changes	(1,308)	(289)	-	(553)	-	-	(2,130)
Addition due to business combination (note 9.2.c, 9.3.c, 9.4.c and 9.5.c)	2,822	526	-	313	-	-	3,661
Additions	18,777	317	-	95	154	-	19,343
Disposals	(8,390)	(4,115)	-	(9,554)	(30)	-	(22,089)
Transfers	6	-	-	262	(268)	-	-
Balance as of December 31, 2022	75,547	10,308	-	21,498	13	-	107,366

Depreciation:
Balance as of December 31, 2020	(19,445)	(6,577)	(59)	(11,832)	-	(196)	(38,109)
Exchange rate changes	(214)	(42)	-	57	-	-	(199)
Spin-off	10	2	-	-	-	280	292
Additions	(9,625)	(1,451)	(5)	(3,908)	-	(84)	(15,073)
Disposals	864	482	64	819	-	-	2,229
Balance as of December 31, 2021	(28,410)	(7,586)	-	(14,864)	-	-	(50,860)
Exchange rate changes	775	104	-	162	-	-	1,041
Additions	(16,645)	(1,405)	-	(3,401)	-	-	(21,451)
Disposals	6,696	3,643	-	8,831	-	-	19,170
Balance as of December 31, 2022	(37,584)	(5,244)	-	(9,272)	-	-	(52,100)
Balance as of:
December 31, 2021	35,230	6,283	-	16,051	157	-	57,721
December 31, 2022	37,963	5,064	-	12,226	13	-	55,266

The Group does not have property, plant or equipment pledged as collateral.

CI&T Inc.

Consolidated financial statements

December 31, 2022

14            Intangible assets

.	December 31, 2022	December 31, 2021
Software	5,641	2,399
Internally developed software (i)	4,059	3,911
Software in progress	1,032	391
Customer relationship	288,943	84,195
Non-compete agreement	10,865	13,897
Brands	7,464	14,541
Subtotal	318,004	119,334
Goodwill	1,432,894	619,469
Total	1,750,898	738,803

(i)        Refers to internal expenses with software development to be sold by the Group and also for internal use.

Goodwill arising from the following acquisitions:

	December 31, 2022	December 31, 2021
CI&T IN Software (i)	2,871	2,871
CI&T Japan	1,007	1,233
Comrade (i)	18,367	19,644
Dextra (i)	595,721	595,721
Somo	260,466	-
Box 1824 (i)	21,525	-
Transpire	63,702	-
Ntersol	469,235	-
	1,432,894	619,469

(i)       Merged subsidiaries.

CI&T Inc.

Consolidated financial statements

December 31, 2022

For the purpose of impairment testing, goodwill is allocated to a unique cash generating unit (CGU).

The change in the balances of intangible assets as follows:

	Software	Internally developed software	Software in progress	Customer relationship	Non-compete agreement	Brands	Goodwill	Total
Cost:
Balance as of December 31, 2020	9,732	13,351	115	-	-	-	14,570	37,768
Additions due to business combination (note 9)	191	22,613	-	88,961	16,257	20,501	595,721	744,244
Exchange rate changes	38	-	-	-	-	-	9,178	9,216
Additions	1,999	1,428	738	-	-	-	-	4,165
Impairment loss (a)	-	(20,723)	-	-	(2,795)	-	-	(23,518)
Write-off	(18)	-	(550)	-	-	-	-	(568)
Transfers	-	(88)	88	-	-	-	-	-
Balance as of December 31, 2021	11,942	16,581	391	88,961	13,462	20,501	619,469	771,307
Additions due to business combination Somo (note 9.2)	-	-	-	49,539	-	7,746	317,179	374,464
Additions due to business combination Box (note 9.3)	15	-	-	6,430	-	5,536	21,525	33,506
Additions due to business combination Transpire (note 9.4)	-	5	-	12,665	-	22	69,195	81,887
Additions due to business combination Ntersol (note 9.5)	3,363	-	-	153,644	-	-	463,156	620,163
Exchange rate changes	(7)	-	-	2,020	-	-	(57,630)	(55,617)
Additions	901	-	2,723	-	-	-	-	3,624
Write-off	(1,078)	-	(32)	-	-	(7)	-	(1,117)
Transfers	50	2,000	(2,050)	-	-	-	-	-
Balance as of December 31, 2022	15,186	18,586	1,032	313,259	13,462	33,798	1,432,894	1,828,217
Amortization:
Balance as of December 31, 2020	(8,636)	(10,966)	-	-	-	-	-	(19,602)
Exchange rate changes	(32)	-	-	-	-	-	-	(32)
Additions	(893)	(1,708)	-	(4,766)	(1,189)	(5,960)	-	(14,516)
Impairment loss (a)	-	-	-	-	1,624	-	-	1,624
Write-off	18	4	-	-	-	-	-	22
Balance as of December 31, 2021	(9,543)	(12,670)	-	(4,766)	435	(5,960)	-	(32,504)
Exchange rate changes	89	-	-	-	-	-	-	89
Additions	(1,129)	(1,857)	-	(19,550)	(3,032)	(20,374)	-	(45,942)
Write-off	1,038	-	-	-	-	-	-	1,038
Balance as of December 31, 2022	(9,545)	(14,527)	-	(24,316)	(2,597)	(26,334)	-	(77,319)
Balance at:
December 31, 2021	2,399	3,911	391	84,195	13,897	14,541	619,469	738,803
December 31, 2022	5,641	4,059	1,032	288,943	10,865	7,464	1,432,894	1,750,898

(a)	After the consummation of the Dextra Group acquisition, the Group decided to discontinue the investment in the intangible assets, acquired in the business combination and initially recognized as internally developed software, in the amount of R$20,723, due to growth strategies in the digital transformation market, with the purpose more directed to the development of customized and on demand software for customers. The residual amount with respect to a non-compete agreement, in the amount of R$1,171,was also recognized as impairment. The total amount of impairment loss of intangible assets was recognized in the caption “Other income (expenses), net” (note 24.1), in the amount of R$21,895, as of December 31, 2021.

CI&T Inc.

Consolidated financial statements

December 31, 2022

Impairment test – Goodwill

The recoverable amount of the CGU was based on the value in use, determined through the discounted future cash flows to be generated by the continuous use of the CGU.

The discounted cash flow methodology was used to determine the value in use of the CGU, calculated based on the capitalization of free cash flows discounted at a weighted-average cost of capital (WACC) that corresponds to the discount rate, considering the weighted average cost of the different financing forms present in the Group’s capital structure.

The values attributed to the main assumptions, as detailed below, represent the assessment of future management trends in relevant sectors and were based on historical data from internal and external sources.

	December 31, 2022	December 31, 2021
Discount rate - before tax	25.00%	19.06%
Discount rate - after tax	17.00%	12.94%
Budgeted EBITDA growth rate (average for the next five years)	22%	22%
Terminal value growth rate:	3.0%	3.5%

The financial projections of the business unit in Brazil were prepared in Brazilian reais, in nominal values for the next five years.

The discount rate was estimated after tax based on the historical weighted average cost of capital rate at which the CGU operates.

Cash flow projections were prepared for five years and a growth rate in perpetuity after this period was considered. The rate of growth in perpetuity was determined as the lower value between the inflation of the countries where the Group operates and the estimated annual compound rate of long-term growth of EBITDA, which Management believes to be consistent with the market.

The key estimates used were as follows:

•	Revenue growth was projected considering the average growth levels experienced over the past years and the growth for the next five years between 28% and 43%, considering effective tax rates on the base date of assessment.
•	The variation in EBITDA follows revenues, costs, and expenses. The EBITDA margin was maintained at 22% over the projected period.

Management therefore believes that no reasonably possible change in any of the above key assumptions would cause the carrying amount of goodwill not to be recoverable.

The estimated recoverable amount of the CGU exceeded its carrying amount by approximately R$1,987 (R$ 1,919 in December 31, 2021).

The Group did not recognize any impairment loss for the years ended December 31, 2022, 2021 and 2020.

CI&T Inc.

Consolidated financial statements

December 31, 2022

15            Leases

a.           Right-of-use assets

.a.	December 31, 2022	December 31, 2021
Properties	48,415	69,441
Vehicles	7,772	4,173
IT equipment	-	213
Total	56,187	73,827

Some of the Group’s leases have the option of an extension that can be exercised for an indefinite period, and in these cases the Group has already considered in the measurement of the lease amounts the extensions that are reasonably certain to be exercised.

The Group applies the short-term lease recognition exemption to its short-term leases of properties (those leases that have a lease term of 12 months or less). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expenses on a straight-line basis. The remaining rental expenses for the year totaled R$5,815 as of December 31, 2022(R$5,922 as of December 31, 2021and R$4,669 as of December 31, 2020).

The changes to balances of the right-of-use are:

	Properties	Vehicles	IT equipment	Total
Cost:
Balance on December 31, 2020	88,549	5,008	851	94,408
Additions due to business combination (note 9.c)	5,414	-	-	5,414
Foreign currency difference	2,744	3	-	2,747
Additions	11,815	3,724	-	15,539
Derecognition of right-of-use assets	(2,200)	(2,363)	-	(4,563)
Remeasurement of right-of-use assets	1,318	-	-	1,318
Balance on December 31, 2021	107,640	6,372	851	114,863
Additions due to business combination (note 9.c)	11,035	-	-	11,035
Foreign currency difference	(3,226)	-	-	(3,226)
Additions	8,144	6,930	-	15,074
Derecognition of right-of-use assets	(33,006)	(1,104)	(851)	(34,961)
Balance on December 31, 2022	90,587	12,198	-	102,785

Depreciation:
Balance on December 31, 2020	(22,090)	(2,199)	(354)	(24,643)
Foreign currency difference	(856)	(1)	-	(857)
Depreciation	(16,535)	(1,944)	(284)	(18,763)
Derecognition of right-of-use assets	1,657	1,945	-	3,602
Remeasurement of right-of-use assets	(376)	-	-	(376)
Balance on December 31, 2021	(38,200)	(2,199)	(638)	(41,037)
Foreign currency difference	123	-	-	123
Depreciation	(23,679)	(3,273)	(213)	(27,165)
Derecognition of right-of-use assets	19,584	1,046	851	21,481
Balance on December 31, 2022	(42,172)	(4,426)	-	(46,598)

Net balance at:
December 31, 2021	69,441	4,173	213	73,827
December 31, 2022	48,415	7,772	-	56,187

CI&T Inc.

Consolidated financial statements

December 31, 2022

b.           Lease liabilities

.	Average discount rate (per year)	December 31, 2022	December 31, 2021
Properties	8.26% (2021: 10.88%)	54,369	77,366
Vehicles	16.63% (2021: 14.54%)	8,439	4,285
IT equipment	7.70% (2021: 7.70%)	-	237
Total		62,808	81,888
Current		21,539	21,214
Non-current		41,269	60,674
Total		62,808	81,888

The change in lease liabilities is disclosed in the reconciliation of change in liabilities to cash flows in note 16.

16            Loans and borrowings

Loans and borrowings operations can be summarized as follows:

	Currency	Average interest rate per year (%)	Year of maturity	December 31, 2022	December 31, 2021
Itaú (i)	US$	4.82% p.a.	2022	-	2,349
Itaú (ii)	US$	4.86% p.a.	2023	53,500	-
Citibank (iii)	US$	Libor 3 months rate + 1.90%	2022	-	11,164
Banco doBrasil (ii)	US$	3.68% p.a.	2022	-	56,551
Citibank (ii)	US$	4.06% p.a. / 2.28% p.a.	2023	14,937	28,328
Bradesco (i)	R$	CDI + 1.10% p.a.	2023	1,669	11,684
Citibank (ii)	US$	3.80% p.a.	2023	10,191	-
Bradesco (ii)	US$	3.98% p.a.	2023	15,183	-
Santander Bank S/A (iv)	R$	CDI + 1.60% p.a.	2026	-	204,047
Bradesco (i)	R$	CDI + 1.75% p.a.	2026	296,774	306,417
Citibank (ii)	US$	Libor 3 months rate + 2.07%	2026	129,701	168,169
Santander (iv)	US$	5.02% p.a.	2026	111,106	-
Citibank (iv)	US$	SOFR2.79% p.a.	2027	209,193	-
HSBC (iv)	US$	SOFR2.90% p.a.	2027	131,977	-
Total				974,231	788,709

(i)      Export credit note - NCE: Refers to financing to export software development services.

(ii)     Advance on Foreign Exchange Contract (ACC).

(iii)    Refers to Revolving Credit Facility.

(iv)    Refers to Law 4131 - Foreign currency loans granted by the banks abroad to a Brazilian company.

These balances were included as current and non-current borrowings in the consolidated statement of financial position as follows:

	December 31, 2022	December 31, 2021
Current	231,296	164,403
Non-current	742,935	624,306
Total	974,231	788,709

CI&T Inc.

Consolidated financial statements

December 31, 2022

The principal balances of long-term loans and borrowings as of December 31, 2022,mature as follows:

Maturity
2024	168,668
2025	239,632
2026	230,281
2027	104,354
Non-current liabilities	742,935

The reconciliation of change in liabilities to cash flows arising from financing activities is shown below:

	Liabilities	Leases	Share premium and	Total
	Loans and borrowings	Leases (note 15.b)	Reserves
Balance as of January 1, 2022	788,709	81,888	1,052,042	1,922,639
Changes in cash flow from financing activities
Proceeds from loans and borrowings	527,507	-	-	527,507
Loans, borrowings and lease liabilities payments	(350,571)	(26,993)	-	(377,564)
Proceeds from exercise of share options	-	-	12,668	12,668
Settlement of derivatives	390	-	-	390
Total changes in cash flow from financing activities	177,326	(26,993)	12,668	163,001
Exchange rate changes	1,707	(2,689)	-	(982)
Other changes - liabilities
Additions due to business combination (note 9.2.c/9.4.c/9.5.c)	39,970	11,035	-	51,005
New leases	-	15,074	-	15,074
Interest expenses	68,198	3,823	-	72,021
Interest paid	(70,096)	(6,169)	-	(76,265)
Other borrowing/lease costs	(31,193)	(464)	-	(31,657)
Early lease termination	-	(12,697)	-	(12,697)
Total other changes - liabilities	6,879	10,602	-	17,481
Total other changes - equity	-	-	336,554	336,554
Balance as of December 31, 2022	974,621	62,808	1,401,264	2,439,083

CI&T Inc.

Consolidated financial statements

December 31, 2022

	Liabilities	Leases	Share premium and	Total
	Loans and borrowings	Leases (note 15.b)	Reserves
Balance as of January 1, 2021	89,230	75,228	116,072	280,530
Changes in cash flow from financing activities
Proceeds from loans and borrowings	740,596	-	-	740,596
Loans, borrowings and lease liabilities payments	(75,196)	(17,656)	-	(92,852)
Issuance of common shares at initial public offering	-	-	915,947	915,947
Transaction cost of offering	-	-	(66,876)	(66,876)
Share-based plan contributions	-	-	1,282	1,282
Interest on equity paid	-	-	(6,288)	(6,288)
Dividends paid (note 22)	-	-	(126,045)	(126,045)
Total changes in cash flow from financing activities	665,400	(17,656)	718,020	1,365,764
Exchange rate changes	601	2,054	-	2,655
Other changes - liabilities
Additions due to business combination (note 9.c)	-	6,139	-	6,139
New leases	-	15,504	-	15,504
Remeasurement	-	1,351	-	1,351
Interest expenses	23,366	6,369	-	29,735
Interest paid	(12,149)	(5,753)	-	(17,902)
Other borrowing/lease costs	22,261	(213)	-	22,048
Early lease termination	-	(1,135)	-	(1,135)
Total other changes- liabilities	33,478	22,262	-	55,740
Total other changes- equity	-	-	217,950	217,950
Balance as of December 31, 2021	788,709	81,888	1,052,042	1,922,639

	Liabilities	Leases	Net Equity	Total
	Loans and financing	Leases (Note 15.b)	Reserves
Balance as of January 1, 2020	27,849	77,393	36,937	142,179
Financing cash flow variations
Proceeds from loans and borrowings	144,269	-	-	144,269
Loan and borrowings payments, and lease payments	(88,107)	(15,500)	-	(103,607)
Interest on own capital	-	-	(4,276)	(4,276)
Dividends paid	-	-	(30,977)	(30,977)
Total changes in financing cash flows	56,162	(15,500)	(35,253)	5,409
Effect of changes in exchange rates	1,310	7,657	-	8,967
Other changes - related to liabilities
New leases	-	16,715	-	16,715
Interest expense	5,281	5,023	-	10,304
Interest paid	(3,880)	(5,023)	-	(8,903)
Other costs	2,508	-	-	2,508
Lease termination	-	(11,037)	-	(11,037)
Total other changes related to liabilities	3,909	5,678	-	9,587
Total other changes related to equity	-	-	114,388	114,388
Balance as of December 31, 2020	89,230	75,228	116,072	280,530

CI&T Inc.

Consolidated financial statements

December 31, 2022

Loans and borrowings covenants

The loans and borrowings are subject to covenants, which establish the early maturity of debts. Early maturity of the loans could be caused by:

•	Disposal, merger, incorporation, spin-off, or any other corporate reorganization process that implies a change in the shareholding control, except for the prior consent from the creditor, and if it does not affect the liquidity capacity of this instrument.

In 2022, the Company had three events that required prior communication to creditors, as follow:

•	Acquisition of 100% of Box 1824 (note 9.3), becoming a full subsidiary of the group in May 2022 and merged into the indirect subsidiary CI&T Brazil in December 2022;
•	Acquisition of 100% of Transpire (note 9.4), becoming an integral subsidiary of the group in September 2022; and
•	Acquisition of NTERSOL (note 9.5), becoming a wholly owned subsidiary of the group in October 2022.
•	Some of the debt contracts held by the Group include covenants that demand the maintenance of specific ratios, such as the Net Debt to EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) ratio.

17            Salaries and welfare charges

	December 31, 2022	December 31, 2021
Salaries	30,551	31,342
Accrued vacation and charges	107,801	83,750
Bonus	64,815	72,810
Withholding income tax	29,267	20,604
Payroll charges (social contributions)	15,168	18,124
Others	12,554	7,543
Total	260,156	234,173

CI&T Inc.

Consolidated financial statements

December 31, 2022

18            Accounts payable for business combination

	December 31, 2022	December 31, 2021
Dextra (note 9.1)
Acquisition cost	-	48,817
Retained amount	34,183	30,000
Other	-	6,909
	34,183	85,726
Somo (note 9.2)
Earn-out	61,529	-
Escrow account	20,091	-
Other	2,148	-
	83,768	-
Box 1824 (note 9.3)
Retained amount	9,165	-
Other	974	-
	10,139	-
NTERSOL (note 9.5)
Retained amount	76,084
Other	775	-
	76,859	-
Current	71,650	48,923
Non-current	133,299	36,803
Total	204,949	85,726

The table below shows the movement of the accounts payable for business combination:

	2022
	Balance as of January 1, 2022	Monetary adjustment (i)	Price adjustment review	Acquisitions (note 9)	Exchange variation	Fair value adjustment	Payment	Balance as of December, 2022
Accounts payable for business combination	85,726	9,108	2,582	177,541	(11,114)	9,132	(68,026)	204,949
Dextra	85,726	8,430	2,365	-	-	-	(62,338)	34,183
Somo	-	-	-	92,600	(12,102)	8,958	(5,688)	83,768
Box (note 9.3)	-	678	(558)	9,845	-	174	-	10,139
Ntersol (note 9.5)	-	-	775	75,096	988	-	-	76,859

	2021
	Balance as of August 10, 2021	Acquisition (Note 9)	Monetary adjustment (i)	Payment	Balance as of December 31, 2021
Accounts payable for business combination	-	133,573	3,091	(50,938)	85,726
Dextra (note 9.1)	-	133,573	3,091	(50,938)	85,726

(i)	Adjusted by the CDI rate.
F-55

CI&T Inc.

Consolidated financial statements

December 31, 2022

19            Provisions

The Group is involved in tax and labor lawsuits that were considered probable losses and are provisioned according to the table below:

	Balance as of January 1, 2021	Provisions	Balance as of December 31, 2021	Provisions	Provisions assumed in a business combination (note 9.3.c)	Reversal of provisions assumed in a business combination	Reversal	Payments	Balance as of December 31, 2022
Tax	11	120	131	77	-	-	(3)	-	205
Labor	150	352	502	582	13,583	(2,240)	(270)	(15)	12,142
Total Provisions	161	472	633	659	13,583	(2,240)	(273)	(15)	12,347

The main labor lawsuits above refer to the compliance with a minimum quota of employees with disabilities and lack of control over working hours.

In relation to the business combination with Box 1824, the Group has also assumed an amount of R$ 11,343 (R$ 13,583 on the acquisition date) related to labor contingencies liability (note 9.3.c/d).

Additionally, the Group is a party to civil, labor and tax lawsuits, whose likelihood of loss is regarded as possible, for which no provision was recorded, in the amount of R$ 10,563 as of December 31, 2022 (R$ 4,292 as of December 31, 2021).

The main discussion assessed as possible loss refers to:

•	Tax lawsuits related to non-contribution tax credits referring to payroll in the period from January 1 to December 31, 2011.
•	In relation to the business combination with Box 1824 (note 9.3), the Group has also assumed the labor contingencies liability, for which no provision was recorded, in the amount of R$ 6,283 as of December 31, 2022.

Judicial deposits

As of December 31, 2022, the Group’s judicial deposits totaled R$ 9,819 (R$ 3,079 as of December 31, 2021), recognized in the statement of financial position, in non-current assets. Of this amount, R$ 9,405 (R$ 2,933 as of December 31, 2021) refers to tax lawsuits, R$ 415 (R$ 142 as of December 31, 2021) refers to labor lawsuits and R$ 4 as of December 31, 2021 refers to civil lawsuits.

20            Employee benefits

The Group provides its employees with benefits that include medical care, dental care and life insurance during their employment. These benefits are paid by the Group and according to the category of health plans elected, with a consideration paid by the employee.

Additionally, the Group offers its employees the option to participate in a private pension plan to which voluntary contributions are made. For CI&T Brazil, the contributions are made exclusively by the participants; for CI&T US, CI&T UK and CI&T Canada the companies contribute with the same amount as the participants up to 4% of the employee salary. In both scenarios there is no consideration to be paid by the subsidiaries, as there are no post-employment obligations. The nature of the plan allows employees to suspend or discontinue their contributions at any time and allows the Management to transfer the portfolio to another administrator.

The Group does not have additional post-employment obligations and none other long-term benefits, such as time-of-service leave, lifetime health plan and other time-service benefits.

CI&T Inc.

Consolidated financial statements

December 31, 2022

21      Share-based compensation

a. Equity-settled share-based payment arrangement

Stock option program

First plan (2020 / 2021)

On March 30, 2020, the Board of Directors approved the 1st and 2nd stock option programs and, on February 26, 2021, approved the 3rd and 4th stock option programs, through which selected executives were granted options that concede the right to exercise the stock purchase, subject to certain conditions under the “Stock Option Plan” (“SOP”), with the option to settle in equity or cash.

On October 29, 2021, in connection with the corporate reorganization mentioned in the note 1.a, the Board of Directors approved the migration of the plan from the subsidiary CI&T Brazil to the Company. The Company recognized the rights of each participant accrued under the corresponding plan and related programs and shall assume all obligations of CI&T Software under such plan. Since that, the Company remeasured the fair value of the stock options granted, both of the Company and of the subsidiary CI&T Brazil on the date of the plan migration. The remeasurement to fair value of the stock options granted was immaterial.

The options granted become options granted under the CI&T Cayman Plan, provided that each option shall concede the right to acquire one class A common share issued by Company.

Considering that the number of shares forming the Company’s capital stock is approximately 68.14 times the number of shares forming the subsidiary CI&T Brazil, the number of granted options and the exercise price were adjusted in the same proportion.

Second plan (2022)

On June 9, 2022, the Board of Directors approved the 2nd stock option plan, through which selected executives were granted options that confer the right to exercise the stock purchase, subject to certain conditions under the “Stock Option Plan”, with the option to settle in equity.

Incentive stock options program

On October 1, 2022, the Board of Directors approved the Incentive Stock Options (“ISO”) program. An ISO is a stock option that meets the requirements of Section 422 of the U.S. Code. The ISO may be granted only to Company employees or employees of certain of the Company’s subsidiaries and must have an exercise price of no less than 100% of the fair market value (or 110% with respect to a 10% shareholder) of a Class A common share of the Company on the grant date and a term of no more than 10 years (or five years with respect to a 10% shareholder). The aggregate fair market value, determined at the time of grant, of the Class A common shares of the Company subject to ISOs that are exercisable for the first time by a participant during any calendar year may not exceed US$ 100,000. The Plan provides that participants terminated for “cause” will forfeit all of their ISOs, whether or not vested. Participants terminated for any other reason will forfeit their unvested ISOs, retain their vested ISOs. No dividends or dividend equivalents will be paid on ISOs.

Restricted stock units program

On October 1, 2022, the Board of Directors approved the Restricted Stock Units (“RSU”) program. A restricted stock unit is an unfunded and unsecured obligation to issue Class A common shares of the Company (or an equivalent cash amount) to participants in the future. The RSU become payable on terms and conditions determined by the Company and will vest and be settled at such times in cash, shares, or other specified property, as determined by the Company. Participants have no rights of a shareholder as to the RSU, including no voting rights or rights to dividends, until the underlying Class A common shares of the Company are issued or become payable to the participant. Expect as otherwise provided by the Company, in the event a participant is terminated for any reason, the vesting with respect to the participant’s RSU will cease, each of the participant’s outstanding unvested RSU will be forfeited for no consideration as of the date such termination, and any shares remaining undelivered with respect to the participant’s vested RSU will be delivered on the delivery date specified in the applicable award agreement.

CI&T Inc.

Consolidated financial statements

December 31, 2022

The key terms and conditions related to the grants under these programs are as follows:

Plan	Currency	Number of granted options/RSUs	Fair value at grant date (R$)	Contractual life (i)	Limit date (i)
Stock options plan (SOP)
04/01/2020 - 1st and 2nd program	R$	3,940,478	1,846	6.8 years	01/01/2027
04/01/2021 - 3rd program	R$	666,616	1,275	5.8 years	01/01/2027
04/01/2021 - 4th program	R$	187,820	298	5.8 years	01/01/2027
04/01/2022	US$	290,099	4,593	6.8 years	01/01/2028
08/01/2022	US$	133,245	737	5.5 years	01/01/2028
09/01/2022	US$	87,629	170	5.4 years	01/01/2028
10/01/2022	US$	7,606	11	5.3 years	01/01/2028

Incentive stock options (ISO)
10/01/2022	US$	83,522	187	5.3 years	01/01/2027

Restricted stock units (RSU)
10/01/2022	US$	46,314	2,250	5.3 years	01/01/2027
11/01/2022	US$	1,399,998	59,771	3.5 years	01/01/2026

(i)	Conditional upon the grace period and assuming the possibility of anticipated vesting in face of a liquidity event.

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

b. Cash-settled share-based payment arrangement

Stock option program

The stock options program settle in cash are under the plans mentioned above in item "a" - First Plan 2020 (2nd and 4th programs) and Second Plan 2022.

This stock option program was also migrated from the subsidiary CI&T Brazil to the Company. The number of granted options was proportionally adjusted by the equivalent of the Company’s shares.

The amount to be settled in cash is based on the increase of the Company’s share price between the grant date and the exercise date.

The key terms and conditions related to the grants under these programs are as follows:

CI&T Inc.

Consolidated financial statements

December 31, 2022

Grant date	Currency	Number of granted options/RSUs	Contractual life	Limit date	Liabilities carrying amount as of December 31, 2022
Stock options plan (SOP)
04/01/2020 - 2nd Program	R$	69,774	6.8 years	01/01/2027	865
10/06/2021 - 3rd program	R$	6,065	5.3 years	01/01/2027	32
10/21/2021 - 4th program	R$	6,065	5.2 years	01/01/2027	16
10/11/2022	US$	13,101	5.3 years	01/01/2028	2

c.            Measurement of fair values

The Group calculated the fair value on the grant date using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions, including the fair value of the Company's shares, expected volatility, expected term, risk-free interest rate and dividend yield.

The Company's grants under its share-based compensation plan with employees are measured based on fair value of the Group's shares at the grant date and recognized as compensation expense on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

The Company estimated the following assumptions for the calculation of the fair value of the share options:

c.1 Equity settled.

Grant date	Currency	Exercise price	Share price at grant date	Interest rate	Volatility (% p.a.)	Fair value at grant date	Expected life (weighted-average)
Stock options plan (SOP)
04/01/2020 - 1st and 2nd Program	R$	9.58	21.68	24.19%	1.53%	0.48	3.7 years
04/01/2021 - 3rd program	R$	19.84	21.68	27.73%	2.66%	1.81	4.3 years
04/01/2021 - 4th program	R$	19.84	21.68	27.73%	2.66%	1.85	4.3 years
04/01/2022	US$	16.75	17.50	27.44%	0.39%	3.37	3.0 years
04/01/2022	US$	15.00	11.50	27.44%	2.60%	1.08	2.4 years
04/01/2022	US$	16.75-16.95	8.13	27.44%	3.26%	0.65	2.4 years
04/01/2022	US$	17.50	9.39	27.44%	3.83%	0.26	2.4 years

Incentive stock options (ISO)
10/01/2022	US$	16.75	9.39	27.44%	3.83%	0.44	2.3 years

Restricted stock units (RSU)
10/01/2022	US$	n/a	9.39	27.44%	3.83%	9.39	3.7 years
10/01/2022	US$	n/a	8.29	27.44%	4.07%	8.29	3.5 years

CI&T Inc.

Consolidated financial statements

December 31, 2022

● Expected volatility: The expected volatility was estimated based on the historical volatility of the comparable companies share prices. The expected life of options represents the period of time the granted options are expected to be outstanding.

On October 29, 2021, as a result of the corporate reorganization (see note 1.a), the exercise price of the options changed from R$ 653.21 to R$ 9.58 for the 1st and 2nd programs and changed from R$ 1,352.00 to R$ 19.84 for the 3rd and 4th programs, to be updated according to the official national price index (IPCA / IBGE). The participants must pay the exercise price in cash and the program does not provide for alternatives for paying cash back to participants.

c.2 Cash-settled

Grant date	Currency	Exercise price	Share price at grant date	Interest rate	Volatility (% p.a.)	Fair value at grant date	Expected life (weighted-average)
Stock options plan (SOP)
04/01/2020 - 2nd Program	R$	9.58	21.68	1.53%	24.19%	7.76	3.7 years
21/06/2021 - 4th program	R$	19.84	21.68	27.73%	2.66%	16.86	4.3 years
10/21/2021 - 4th program	R$	19.84	21.68	27.73%	2.66%	16.86	4.3 years
10/01/2022	US$	16.75	9.98	3.83%	27.44%	2.10	2.3 years

The inputs used in the measurement of the fair value at grant date were remeasured at December 31, 2022:

Grant date	Currency	Exercise price	Share price on December 31, 2022	Interest rate	Volatility (% p.a.)	Fair value at remeasured date December 31, 2022	Expected life (weighted-average)
Stock options plan (SOP)
04/01/2020 - 2nd Program	R$	9.58	34.18	6.16%	31.71%	26.03	3.7 years
10/06/2021 - 4th program	R$	19.84	34.18	6.13%	31.71%	17.35	4.3 years
10/21/2021 - 4th program	R$	19.84	34.18	6.13%	31.71%	17.34	4.3 years
10/01/2022	US$	16.75	6.55	3.83%	31.71%	0.43	2.3 years

d. Reconciliation of outstanding share options and RSUs

The following shows the evolution of the share options and RSUs for the year ended at December 31, 2022:

d.1 Equity-settled

CI&T Inc.

Consolidated financial statements

December 31, 2022

Grant date	Number of granted options/RSUs	(-) Canceled	(-) Exercised	Number of outstanding on 12/31/2022	Number of vested on 12/31/2022
Stock options plan (SOP)
04/01/2020 - 1st and 2nd Program	3,940,478	(78,360)	(965,052)	2,897,066	1,902,444
04/01/2021 - 3rd program	666,616	-	(71,716)	594,900	84,403
04/01/2021 - 4th program	187,820	(19,900)	(12,367)	155,553	24,624
04/01/2022	290,099	-	-	290,099	-
08/01/2022	133,245	-	-	133,245	-
09/01/2022	87,629	-	-	87,629	-
10/01/2022				-	-
	5,305,887	(98,260)	(1,049,135)	4,158,492	2,011,471

Incentive stock options (ISO)
10/01/2022	83,522	-	-	83,522	-
	83,522	-	-	83,522	-

Restricted stock units (RSU)
10/01/2022	46,314	-	-	46,314	-
11/10/2022	1,399,998	-	-	1,399,998	-
	1,446,312	-	-	1,446,312	-

d.2 Cash-settled

Grant date	Number of granted options/RSUs	(-) Canceled	(-) Exercised	Number of outstanding on 12/31/2022	Number of vested on 12/31/2022
Stock options plan (SOP)
04/01/2020 - 2nd Program	69,774	-	(1,774)	68,000	30,526
10/06/2021 - 3rd program	6,065	-	(909)	5,156	909
10/21/2021 - 4th program	6,065	-	-	6,065	909
10/01/2022	13,101	-	-	13,101	-

e.            Share-based compensation - shares granted to executive officers

Box 1824

On May 31, 2022, the Company granted to the former controlling shareholder of the subsidiary Box 1824 the right to receive 45,255 shares. Box’s shareholder became an executive of the Group, and the granting of the shares is conditioned to continuing employment in the Group until the first and second maturities, on May 31, 2026 and 2027, respectively. The fair value of the shares was estimated on the acquisition date of the subsidiary, based on the share price, in the amount of R$3,521.

In the year ended on December 31, 2022, the Group recognized in the statement of profit or loss an amount of R$ 448 related to expenses of the share-based compensation plan (shares granted) (see details in item “f”).

Comrade, Inc – McMillian Family Trust

In August 2017, the Company granted to the former controlling shareholders of the subsidiary Comrade, Inc. (later merged into CI&T US) the right to receive 16,530 shares. Comrade’s shareholders became executives of the Group, and the granting of the shares is conditioned to continuing employment in the Group for a period of four years from the acquisition date of Comrade. The fair value of the shares was estimated on the acquisition date of the subsidiary, using the “Black-Scholes” pricing model, in the amount of R$5,120.

On October 8, 2021, the executive officers exercised the options through the issuance of 16,530 new common shares, with no par value, at the total issuance price of R$28,697, subscribed by McMillian Family Trust. The subscribed shares were paid through the transfer of 15,896 shares issued by the subsidiary CI&T US to the subsidiary CI&T Brazil.

CI&T Inc.

Consolidated financial statements

December 31, 2022

As of December 31, 2021, the impact on profit or loss totaled R$246 (R$751 as of December 31, 2020), see details below in item “f” – expenses recognized in profit or loss.

f.            Expenses recognized in profit or loss

	December 31, 2022	December 31, 2021	December 31, 2020
Plan in force:
Equity settled - SOP	1,776	967	142
Equity settled – RSU	3,401	-	-
Equity settled - ISO	49	-	-
Cash settled	(188)	1,318	41
Shares granted to executives’ officers	448	246	751
Expenses recognized in profit or loss (note 24)	5,486	2,531	934
Other effects in shareholders’ equity	-	1,282	1,751
Total	5,486	3,813	2,685

(-) Effect of cash settled	188	(1,318)	(41)
Effect of movements in exchange rates	(127)	3	8
Total shareholders’ equity	5,547	2,498	2,652
22            Equity

a.            Share capital

	December 31, 2022		December 31, 2021
Number of ordinary nominative shares		133,814,311		132,197,896
Par value	R$	0.00027	R$	0.00027
Share capital	R$	37	R$	36

As of December 31, 2022, the total issued share capital of R$ 37 (R$ 36 as of December 31, 2021) is divided into 133,814,311 common shares (132,197,896 as of December 31, 2021).

Those common shares are divided into 19,969,110 Class A common shares, including 225,649 Class A common shares that were issued as part of the payment for the Somo acquisition in January 2022 (see note 9.2), 341,631 Class A common shares that were issued in August 2022 as part of the payment for the Transpire acquisition on September 1, 2022 (see note 9.4), both of them issued accordingly the CI&T´s share price at their respective transaction dates, and 1,049,135 Class A common shares issued from January to December 2022 in connection with the Company's share-based compensation plan (see note 21), and 113,845,201 Class B common shares.

CI&T Inc.

Consolidated financial statements

December 31, 2022

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

b.            Share premium

After the Company has completed its initial public offering in November 2021 (note 1), the share premium referred to the difference between the subscription price (US$15.00 per share) that the shareholders paid for the shares and their nominal value (US$0.00005 per share), as a total amount of R$ 915,947 (US$ 166,666).

In connection with the business combinations occurred from January to November 2022, the share premium increased by R$ 14,037 from shares issued as part of the payment for the Somo acquisition in January 2022 (see note 2.2) and R$ 16,189 from shares issued as part of the payment for the Transpire acquisition in September 2022. As of December 31, 2022, the total amount of share premium is R$ 946,173 (R$ 915,947 as of December 31, 2021).

c.            Capital reserve

Corporate Restructuring

As described in note 1.a above, the Company did not perform any corporate restructuring during the year ended on December 31, 2022. During the prior year, CI&T completed its corporate restructuring in November 2021. CI&T Brazil ceased to be ultimate parent company, and CI&T (non-operating holding company) became the ultimate parent company. This transaction occurred through the transfer of the shares of its shareholders from CI&T Brazil to CI&T Delaware and, subsequently, to CI&T, which result in the capital increase of 121,086,781 shares at par value of R$ 0.00027 per share, in the amount of R$ 33, and the remaining amount of R$ 88,206 was recorded as capital reserve.

Share-based compensation

The Group share-based compensation plans in place were accounted as Capital reserve (see note 21).

Share issuance costs

The Company incurred incremental costs directly attributable to the public offering in the amount of R$ 66,876, net of taxes, recorded in the Capital reserve.

Share-based payment - Vested immediately

Refers to the purchase price to be paid in common shares in connection with business combination, but considered as vested immediately at each acquisition date, and the amount was measured at fair value on the same date in the amount of R$ 4,124(Box 1824 – note 9.3a) and R$ 170,774 (Ntersol – note 9.5a). The amount will be converted into an equivalent number of shares on each anniversary of the closing date.

d.            Earnings reserves

	December 31, 2022	December 31, 2021	December 31, 2020
Retained earnings reserve	251,873	125,957	95,515

As of December 31, 2022, the Company’s Board of Directors has not yet decided on the earnings reserve application.

CI&T Inc.

Consolidated financial statements

December 31, 2022

e.            Other comprehensive income

Translation differences

Accumulated translation adjustments include all foreign currency translation differences on investments abroad.

Foreign currency translation exchange differences arising on translation of the foreign controlled entity are recognised in other comprehensive income, as described in note 8.b.ii, and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Cash flow hedges

As mentioned on note 28, in January 2022, the Company decided to apply hedge accounting for financial instruments (non-derivates), with the purpose of hedging exchange rates in transactions related to highly probable risk operations. The movement of exchange variation to be realized by highly probable transactions is accumulated in other comprehensive income.

f.            Dividends and interest on shareholders’ equity

The dividends and interest on shareholder´s equity shown below occurred before the corporate reorganization. As of December 31, 2022, the Company had no dividends and interest on shareholder´s equity liabilities.

	1st January 2020	Additions	Tax withholding income	Payments	December 31, 2020	Additions	Tax withholding income	Payments	Capitalization	December 31, 2021
Dividends	14,714	46,940	-	(30,977)	30,677	145,368	-	(126,045)	(50,000)	-
Interest on company capital	-	4,276	(641)	(3,635)	-	6,288	(943)	(5,345)	-	-
	14,714	51,216	(641)	(34,612)	30,677	151,656	(943)	(131,390)	(50,000)	-

23            Net revenue

The Group generates revenue primarily through the provision of services described in the table below, which is summarized by nature:

	December 31, 2022	December 31, 2021	December 31, 2020
Software development revenue	2,094,090	1,394,583	891,012
Software maintenance revenue	57,035	30,026	31,133
Revenue from software license agent	1,210	1,637	2,413
Consulting revenue	32,724	15,922	28,601
Other revenue	2,651	2,212	3,360
Total net revenue	2,187,710	1,444,380	956,519

The following table sets forth the net revenue by industry vertical for the periods indicated:

.	December 31, 2022	December 31, 2021	December 31, 2020
By Industry Vertical
Financial services	649,166	487,177	324,118
Food and beverages	429,023	340,709	244,590
Pharmaceuticals and cosmetics	281,300	206,375	134,763
Technology, media, and telecom	328,500	169,311	81,961
Retail and manufacturing	135,566	93,871	83,046
Education and services	78,452	64,336	41,323
Logistic and Transportation	73,248	37,247	15,159
Others	212,454	45,353	31,559
Total net revenue	2,187,710	1,444,380	956,519

CI&T Inc.

Consolidated financial statements

December 31, 2022

Performance obligations and revenue recognition policies

The revenue is measured based on the consideration specified in the contract with the client. The Group recognizes revenue when it transfers control over the product or service to the customer.

The table below provides information on the nature and timing of performance obligations in contracts with customers, including the revenue recognition policies listed in the main types of services:

Type of service	Nature and timing of performance obligations	Revenue recognition
Services provision: - software development; - software maintenance; - consultancy.

The Group has determined that the customer controls all work in progress as the services are provided. This is because, according to these contracts, services are provided according to the client’s specifications and, if a contract is terminated by the client, the Group will be entitled to reimbursement of the costs incurred to date, including a reasonable margin. Invoices are issued in accordance with contractual terms and are usually paid on average in 69 days as of December 31, 2022 (70 days as of December 31, 2021). Unbilled amounts are presented as contract assets.

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

CI&T Inc.

Consolidated financial statements

December 31, 2022

The balances from contract assets are shown and segregated in the statement of financial position as follows:

.	December 30, 2022	December 31, 2021
Contract assets – Dollar denominated – from US customers	94,613	80,107
Contract assets – Reais denominated – from Brazilian customers	104,836	50,350
Contract assets – from other customers	18,474	4,844
(-) Expected credit losses from contract assets	(673)	(913)
Total	217,250	134,388

The movement of expected credit losses of contract assets, is as follows:

Balance as of December 31, 2020	(675)
(Provision)	(217)
Effect of movements in exchange rates	(21)
Balance as of December 31, 2021	(913)
(Provision)	94
Effect of movements in exchange rates	146
Balance as of December 31, 2022	(673)

24            Expenses by nature

Information on the nature of expenses recognized in the consolidated statement of profit or loss is presented below:

.	December 31, 2022	December 31, 2021	December 31, 2020
Employee expenses	(1,573,253)	(1,010,989)	(628,699)
Third-party services and other inputs	(120,742)	(65,023)	(55,660)
Short-term leases	(7,497)	(5,922)	(4,669)
Insurance	(15,045)	(3,214)	(883)
Travel expenses	(13,396)	(4,156)	(8,656)
Depreciation and amortization(a)	(94,558)	(48,354)	(29,882)
Training	(6,788)	(4,353)	(1,863)
Share-based compensation(b) (note 21)	(5,486)	(2,531)	(934)
Consulting(c)	(18,480)	(9,177)	(446)
Expected credit loss	(329)	(497)	(196)
Impairment of intangible assets (note 14)	-	(21,895)	-
Other post-acquisition expenses (d)	(25,650)	-	-
Surplus of indemnity	-	-	18
Other costs and expenses	(32,568)	(23,663)	(16,405)
Total	(1,913,792)	(1,199,774)	(748,275)
Disclosed as:
Costs of services provided	(1,425,219)	(935,732)	(600,866)
Selling expenses	(163,871)	(89,654)	(65,093)
General and administrative expenses	(315,915)	(151,681)	(81,161)
Research and technological innovation expenses	-	(4)	(3,462)
Impairment loss on trade receivables and contract assets	(329)	(497)	(196)
Other income (expenses) net	(8,458)	(22,206)	2,503
Total	(1,913,792)	(1,199,774)	(748,275)

CI&T Inc.

Consolidated financial statements

December 31, 2022

(a)	Depreciation and amortization include R$40,968 (R$31,884 as of December 31, 2021 and R$24,089 as of December 31, 2020) classified as cost of services; R$10,521 (R$9,365 as of December 31, 2021 and R$5,793 as of December 31, 2020) as general and administrative expenses, and R$43,069 (R$7,105 as of December 31, 2021) regarding intangible assets acquired in business combination as general and administrative expenses.
(b)	Share-based compensation includes R$4,235 (R$1,930 as of December 31, 2021 and R$139 as of December 31, 2020) classified as cost of services and R1,251 (R$600 as of December 31, 2021 and R$795 as of December 31, 2020) as expenses.
(c)	Consulting expenses includes R$18,335 (R$6,957 as of December 31, 2021 and R$446 as of December 31, 2020) related to acquisitions and R$2,220 as of December 31, 2021 referring to costs directly attributable to secondary public share offering.
(d)	Other post-acquisition expenses include the fair value adjustment on account payable for business combination (R$11,497) and other expenses related to the obligation of business combination (R$11,153).

24.1            Other income (expenses), net

.	December 31, 2022	December 31, 2021	December 31, 2020
Costs attributable to secondary offering	-	(2,220)	-
Impairment of intangible assets (note 14)	-	(21,895)	-
Government grant	1,141	2,481	1,571
Fair value adjustment on account payable for business combination	(11,497)	-	-
Other	1,898	(572)	932
	(8,458)	(22,206)	2,503

25            Net finance costs

	December 31, 2022	December 31, 2021	December 31, 2020
Finance income:
Income from financial investments	7,406	4,321	2,626
Foreign-exchange gain	136,544	46,302	28,135
Gains on derivatives	25,655	18,585	16,652
Interest received	2,549	99	170
Monetary variation	117	314	29
Other finance income	725	195	196
	172,996	69,816	47,808

Finance costs:
Exchange variation loss	(131,970)	(49,237)	(20,080)
Loss on derivatives	(15,366)	(18,112)	(31,575)
Interest and charges on loans and leases (note 16)	(73,837)	(29,729)	(10,304)
Bank guarantee expenses	(471)	(17)	(17)
Commissions and brokerage	-	(2,598)	-
Monetary variation	(9,018)	(3,092)	-
Other finance costs	(15,980)	(1,263)	(1,285)
	(246,642)	(104,048)	(63,261)
Net finance costs	(73,646)	(34,232)	(15,453)

CI&T Inc.

Consolidated financial statements

December 31, 2022

26            Income tax and social contribution

Income tax and social security contribution recognized in profit or loss for the year are shown as follows:

.	December 31, 2022	December 31, 2021	December 31, 2020
Current income tax and social security contribution	(69,873)	(95,375)	(66,912)
Deferred income tax	(4,483)	10,958	1,775
Income tax and social contributions	(74,356)	(84,417)	(65,137)

The reconciliation of the effective rate with the average nominal rate is shown as follows:

.	December 31, 2022	December 31, 2021	December 31, 2020
Profit before income tax and social contribution	200,272	210,374	192,791
Combined income tax and social contribution rate	34%	34%	34%
Tax using the Company’s domestic tax rate	(68,092)	(71,527)	(65,549)
Interest on own capital	-	2,138	1,469
Expected income tax expense and interest on own capital	(68,092)	(69,389)	(64,080)
Tax incentives	-	-	219
Taxation of profit before income tax generated abroad	(1,362)	(9,610)	-
Impairment loss (intangible)	-	(6,864)	-
Other permanent exclusions (additions)	(4,902)	1,446	(1,276)
Income Tax and Social Contribution Expenses	(74,356)	(84,417)	(65,137)

Current	(69,873)	(95,375)	(66,912)
Deferred	(4,483)	10,958	1,775
	(74,356)	(84,417)	(65,137)
Effective rate	37%	40%	34%

CI&T Inc.

Consolidated financial statements

December 31, 2022

Amounts recognized directly in shareholders' equity

.	December 31, 2022	December 31, 2021	December 31, 2020
Share-based compensation plan	-	(147)	45
Total	-	(147)	45
Current	-	-	8,698
Deferred	-	(147)	(8,653)
Total taxes recognized in equity	-	(147)	45

Deferred tax

The composition and changes in the deferred income tax and social contribution are described below:

December 31, 2022
.	Net balance on January 1st 2022	Recognition in profit or loss	Deferred tax acquired from business combination (9.2.c)	Other	Exchange variation effect	Net amount	Deferred tax asset	Deferred tax liabilities
Provisions	1,677	1,529	-	102	(35)	3,273	3,273	-
Bonus accrued	25,768	(5,227)	-	-	470	21,011	21,011	-
Restrict stock Units	-	719	-	-	-	719	719	-
Lease	2,122	408	-	-	81	2,611	2,611	-
Other items	607	(832)	2,316	-	(1,326)	765	765	-
R&D tax credit	-	-	5,745	-	(951)	4,794	4,794	-
Tax loss carry amount	1,815	(1,080)	-	1,826	(596)	1,965	1,965	-
Net tax liability (assets)	31,989	(4,483)	8,061	1,928	(2,357)	35,138	35,138	-

December 31, 2021
.	Net balance on January 1st 2021	Recognition in equity	Recognition in profit or loss	Other	Exchange variation effect	Net amount	Deferred tax asset	Deferred tax liabilities
Provisions	2,038	-	(437)	-	76	1,677	1,739	(62)
Bonus accrued	18,447	-	6,354	-	968	25,768	25,768	-
Lease	2,168	-	(41)	-	(5)	2,122	2,122	-
Other items	(8,629)		2,630	6,913	(307)	607	2,440	(1,833)
Indemnity on share-based compensation	214	(147)	(67)	-	-	-	-	-
Tax loss carry amount	915	-	2,519	(1,619)	-	1,815	3,228	(1,413)
Net tax liability (assets)	15,152	(147)	10,958	5,294	732	31,989	35,297	(3,308)

CI&T Inc.

Consolidated financial statements

December 31, 2022

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

	December 31, 2022	December 31, 2021	December 31, 2020
Numerator
Profit attributable to holders of common shares	125,916	125,957	127,654
Denominator
Weighted average number of basic shares held by shareholders	133,186,441	121,777,128	119,960,383
Earnings per share – basic	0.95	1.03	1.06

Numerator
Profit attributable to holders of common shares	125,916	125,957	127,654
Denominator
Weighted average number of diluted shares held by shareholders	134,774,674	125,155,798	123,287,891
Net earnings per share – diluted	0.93	1.01	1.04

Weighted average number of commonshares.

	December 31, 2022	December 31, 2021	December 31, 2020
Weighted average common shares (basic)	133,186,441	121,777,128	119,960,383
Effect of share-based compensation when exercised	1,588,233	3,378,670	3,327,508
Weighted average number of common shares	134,774,674	125,155,798	123,287,891

28            Financial instruments and risk management

28.1            Financial instrument categories

The Group maintains operations with derivative and non-derivative financial instruments. The control policy consists of monitoring the terms contracted against current terms and conditions in the market. The Company does not make investments of speculative nature in derivatives or any other risk assets.

The estimated fair value of the Group's financial instruments considered the following methods and assumptions:

•	Cash and cash equivalents and financial investment: recognized at cost plus income earned up to the closing date of the financial statements, which approximate their fair value.
•	Trade receivables: arise directly from the Group's operations, classified at amortized cost, are recorded at their original values, adjusted based on the exchange rate changes, when applicable, and subject to a provision for losses. Their carrying amount is a reasonable approximation of fair value.
•	Loans and borrowings: classified as financial liabilities measured at amortized cost and are recorded at their contractual values. The contractual flow of loans and borrowings is adjusted to the future value of the liabilities considering the interest until maturity.

CI&T Inc.

Consolidated financial statements

December 31, 2022

•

Derivative financial instruments: The Group used derivative financial instruments to manage the interest rate risk exposure. This risk arises from the possibility of the Group incurring losses because of interest rate fluctuations that increase finance costs related to loans. Since April 2021, the Group has decided not to engage in new derivative agreements to manage the foreign exchange risk exposure. Existing contracts were maintained: NDFs — non-deliverable forwards are used for operations with derivative instruments, for the discounted cash flow model for fair value calculation, with future dollar and interest assumptions obtained at B3 — Brasil, Bolsa, Balcão. Black and Scholes fair value statistical model is used for transactions with currency option (dollar), with future dollar and interest assumption obtained at B3. The financial instruments were valued by calculating the present value through the use of market curves that impact the specific instrument on the calculation dates. For this, future curves of US$ Libor3M, exchange coupon, and currency quotation are used. For interest rate swaps, the present value of the asset position and the liability position are both estimated by discounting cash flows at the interest rate of the currency in which the swap is denominated. The difference between the present value of the asset and the liability position of the swap generates its fair value. For exchange forward swaps, the present value of the asset position and the liability position are both estimated by discounting cash flows at the rate of currency in which the swap is denominated. The difference between the present value of the asset and the liability position of the swap generates its fair value.

•	Non-derivatives financial instruments: Based on the Group's risk management and considering the existing natural hedge on exchange rate variations, the Group designated hedge relationships between “highly probable future transactions” (hedged item) and non-derivative financial instruments (hedging instruments), and their exchange effects were recognized at the same time in the OCI. The exchange rate variations in proportions of cash flows from non-derivative financial instruments were designated as hedging instruments. At the inception of designated hedging relationships, the Group documented the risk management objective and strategy for undertaking the hedge. The Group also documented the economic relationship between the hedged item and the hedging instrument, including identification of: (i) the hedging instrument; (ii) the hedged item; (iii) the nature of the risk being hedged; and (iv) the assessment whether the hedging relationship meets the hedge effectiveness requirements.

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, segregated by category:

	December 31, 2022
	Amortized cost	Assets/liabilities measuredat FVTPL	Assets / liabilities measured at FVOCI	Total
Financial assets
Cash and cash equivalents	185,727	-	-	185,727
Financial investments	96,299	-	-	96,299
Trade receivables	501,671	-	-	501,671
Contract assets	217,250	-	-	217,250
Derivatives	-	11,194	-	11,194
Non-derivatives financial instruments - future exports revenue	-	-	19,637	19,637
Other assets	41,923	-	-	41,923
	1,042,870	11,194	19,637	1,073,701

Financial liabilities
Suppliers and other payables	33,376	-	-	33,376
Loans and borrowings	974,231	-	-	974,231
Lease liabilities	62,808	-	-	62,808
Accounts payable for business combination	66,561	138,388	-	204,949
Derivatives	-	4,109	-	4,109
Non-derivatives financial instruments – future exports revenue	-	-	35,169	35,169
Contract liabilities	32,136	-	-	32,136
Other liabilities	51,031	-	-	51,031
	1,220,143	142,497	35,169	1,397,809

CI&T Inc.

Consolidated financial statements

December 31, 2022

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

Management interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (lBORs) with alternative nearly risk-free rates (referred to as ‘lBOR reform’). In 2021, the Group undertook amendments to most financial instruments with contractual terms indexed to lBORs such that they incorporated new benchmark rates. As at December 31 2022, the Group’s remaining lBOR exposure is indexed to US dollar LIBOR. The alternative reference rate for all US dollar LIBOR is the Secured Overnight Financing Rate (SOFR). The Group finished the process of implementing appropriate fallback clauses for all US dollar LIBOR indexed exposures in 2021. These clauses automatically switch the instruments from USD LIBOR to SOFR as and when USD LIBOR ceases. As announced by the Financial Conduct Authority (FCA) in early 2022, the panel bank submissions for US dollar LIBOR will cease in mid-2023.

The risk Management monitors and manages the Group´s transition to alternative rates. The Management evaluates the extent to which contracts reference lBOR cash flows, whether such contracts will need to be amended as a result of lBOR reform and how to manage communication about lBOR reform with counterparties. The Management reports to the Company´s board of directors regularly and collaborates with other business functions as needed. It provides periodic reports to management of interest rate risk and risks arising from lBOR reform.

CI&T Inc.

Consolidated financial statements

December 31, 2022

a.1            Foreign currency –Exchange rate changes

The Group is exposed to foreign exchange risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables, and borrowings are denominated and the respective functional currencies of the Company and its subsidiaries.

Therefore, foreign exchange risk is inherent to the Group’s business model. The Group’s revenue is mainly denominated in foreign currency and, consequently, is exposed to exchange rate changes. The Group’s expenses, on the other hand, are mainly denominated in the Group’s functional currency (Brazilian Reais) and, consequently, are not exposed to exchange rate changes. The Group is exposed to exchange rate risk on its financial investments, suppliers and other payables, trade receivables, loans and borrowings, accounts payable for business combination, lease liabilities and derivatives. See below the total exposure to foreign currency:

	December, 2022			December, 2021
	US$	£	Other currencies	US$	Other currencies
Financial investments	96,299	-	-	798,786	-
Suppliers and other payables	(4,229)	(2,264)	(2,078)	(8,763)	(722)
Trade receivables	304,617	51,152	12,306	233,724	7,273
Loans and borrowings	(223,512)	-	-	(266,561)	-
Lease liabilities	(29,147)	(1,009)	(2,493)	(32,159)	(962)
Accounts payable for business combination	(76,859)	(83,768)	-	-	-
Derivatives	(4,109)	-	-	361	-
Net exposure	63,060	(35,889)	7,735	725,388	5,589

Cash flow hedge for the Group's future investments:

In January 2022, the Group decided to apply hedge accounting for certain financial instruments (non-derivatives), with the purpose of hedging exchange rates in transactions related to highly probable risk operations.

On January 3, 2022, the Company designated hedge relationships “highly probable future acquisitions” and non-derivative US dollar financial investment for a total amount of R$ 572,940 (US$ 104,615). On January 27, 2022, as mentioned in note 9.2, the Company acquired the Somo Group. In connection with this acquisition, an amount of R$ 347,704 (US$ 64,615) was used to pay for the acquisition. On September 1, 2022, as mentioned in note 9.4, the Company acquired Transpire. In connection with this acquisition, an amount of R$ 55,545 (US$ 10,725) was used to pay for the acquisition. On November 1, 2022, as mentioned in note 9.5, the Company acquired NTERSOL. In connection with this acquisition, an amount of R$ 80,181 (US$ 15,000) was used to pay for the acquisition. The Group monitored on a monthly basis the relationships between the hedged item and hedging instruments, and the remaining balance of R$ 75,044 (US$ 14,275) of financial investments no longer meets the criteria for hedge accounting, then the hedge accounting was discontinued in October 2022, therefore, the cumulative gain or loss that was recognised in other comprehensive income, in the amount of R$ 5,337, was reclassified from equity to profit or loss.

CI&T Inc.

Consolidated financial statements

December 31, 2022

The individual hedge relationships were established on a one-to-one basis, that is, each month’s “highly probable future acquisitions” and the proportions of cash flows from financial investments made abroad, used in each hedge relationship, have the same face value in US dollars. The Company considered as “highly probable future acquisitions” only part of its total planned acquisitions.

The exposure of the Group's future investments in acquisitions in hard currency to the risk of variations in the R$/US$ exchange rate (liability position) was offset by an inverse exposure equivalent to its US dollars financial investments (asset position) to the same type of risk.

Cash flow hedge for the Group's future Revenues:

Considering the natural hedge and the risk management strategy, the Group designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from proportions of its long-term debt obligations (denominated in U.S. dollars) and foreign exchange gain or loss of its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of profit or loss in the same periods.

The schedule of cash flow hedge involving the Company´s future exports as of December 31, 2022 is set below:

					Present value of hedging instrument notional value at December 31, 2022
Hedging Instrument	Hedged Transaction	Nature of the Risk	Maturity Date	US$	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency - Real vs U.S. Dollar Spot Rate	2023 to 2026
Citibank (i)			2026	30,000	156,531
Citibank(ii)			2023	3,000	15,653
Bradesco (ii)			2023	3,000	15,653
Citibank(ii)			2023	2,000	10,435
Itaú (ii)			2023	10,000	52,177
Total amounts designated as of December 31, 2022				48,000	250,449

(i)	Export credit note - NCE: Refers to financing to export software development services.
(ii)	Advance on Foreign Exchange Contract (ACC).

Changes in the fair value of US$ foreign exchange debt obligation (non-derivative financial instruments) designated as effective cash flow hedges have their effective component recorded in Equity, Other Comprehensive Income (“OCI”) and the ineffective component recorded in Statement of Profit or Loss, in finance income (expense). The amounts accumulated in Equity are recognized in the Statement of Profit or Loss in the years in which the hedged item affects the result, the effects of which are appropriated to the result, in order to minimize the variations in the hedged item.

The individual hedge relationships are established on a one-to-one basis, that is, the “highly probable exports” of each month and the proportions of cash flows from foreign exchange debt obligation made abroad, used in each relationship and individual hedge, have the same face value in US dollars.

CI&T Inc.

Consolidated financial statements

December 31, 2022

The exposure of the Group's future exports in hard currency to the risk of variations in the R$/US$ exchange rate (liability position) is offset by an inverse exposure equivalent to its US dollars debt (asset position) to the same type of risk.

Hedge Accounting Effects

The movement of exchange variation accumulated in other comprehensive income as of December 31, 2022, resulting from completed investments in acquisitions during the year are set out below:

Exchange variation
Balance as of December 31, 2021
Recognized in Other comprehensive income	(30,600)
Reclassified to the statements of financial position - occurred investments in acquisitions	25,263
Reclassified to the statements of profit or loss - ineffective portion	5,337
Balance as of December 31, 2022	-

The movement of exchange variation accumulated in other comprehensive income as of December 31, 2022, resulting from completed and expected exports are set out below:

Exchange variation
Balance as of December 31, 2021
Recognized in Other comprehensive income	(23,855)
Reclassified to the statements of profit or loss - occurred exports	8,323
Balance as of December 31, 2022	(15,532)

As of December 31, 2022, the annual expectation of realization of the exchange rate variation balance accumulated in equity is R$ 8,951.

For all other hedged forecast transactions, the amount accumulated in the hedging reserve and the cost of hedging reserve is reclassified to profit or loss in the same period or periods during which the hedged expected future cash flows affect profit or loss.

a.2            Interest rate risk

Derives from the possibility of the Group incurring gains or losses resulting from changes in interest rates applicable to its financial assets and liabilities. The Group may also enter into derivative contracts in order to mitigate this risk.

CI&T Inc.

Consolidated financial statements

December 31, 2022

a.3            Sensitivity analysis of non-derivative financial instruments

Exchange rate fluctuation and changes in interest rates may positively or adversely affect the financial statements, due to an increase or decrease in the balances of trade receivables and investments in foreign currency and the variation in the balances of financial investments and loans and borrowings.

The Group mitigates its risks relating to non-derivative financial assets and liabilities substantially through the contracting of derivative financial instruments. Accordingly, the Group identified the main risk factors that may generate losses for its operations with derivative financial instruments and this sensitivity analysis is based on three scenarios that may impact the Group’s future results and cash flows, as described below:

(i)	Probable scenario: The Group’s projections, based on internal and external data, considered the highest projection expected by the Company for the next 12 months: (i) the interest rate index in order to analyze the sensitivity of the index in short-term investments and loans and borrowings was 13.95% for CDI and 4.65% for Libor (only applicable for some loans and borrowings); (ii) the exchange rate of R$ 5.40 for US$ and R$ 6.39 for £, related to the closing rate projected by the Company, for the purposes of analyzing the foreign exchange exposure. Based on these factors, variations in the adverse and remote scenarios were calculated.
(ii)	Adverse scenario: considered a variation of 25% in the main risk factor of each transaction.
(iii)	Remote scenario: considered a variation of 50% in the main risk factor of each transaction.

For each scenario, the gross finance income or finance costs were calculated, excluding taxes and the maturity flow of each agreement. The base date considered was December 31, 2022, projecting the indexes for one year and verifying their sensitivity in each scenario.

Sensitivity analysis for interest rate risk

	Risk	Exposure in R$	Period rates	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Short-term financial investments	Interest rate increase - CDI	58,464	13.65%	13.95%	17.44%	20.93%
				175	2,216	4,256

Loans and borrowings	Interest rate increase - CDI	(298,443)	13.65%	13.95%	17.44%	20.93%
				(895)	(11,311)	(21,727)

Accounts payable for business combination	Interest rate increase – CDI	(43,348)	13.65%	13.95%	17.44%	20.93%
				(130)	(1,643)	(3,156)

Loans and borrowings	Interest rate increase - Libor	(129,701)	3.81%	4.65%	5.81%	6.98%
				(1,089)	(2,594)	(4,112)

Loans and borrowing	Interest rate increase - SOFR	(341,170)	4.31%	4.88%	6.10%	7.32%
				(1,945)	(6,107)	(10,269)

Derivatives (interest rate swap)	Interest rate increase - Libor	129,701	3.81%	4.65%	5.81%	6.98%
				1,089	2,594	4,112

Net effect				(2,795)	(16,845)	(30,896)

CI&T Inc.

Consolidated financial statements

December 31, 2022

Sensitivity analysis for exchange rate risk

	Risk	Exposure in US$	Probable scenario (i)	Adverse Scenario (ii)	Remote Scenario (iii)
Net exchange variation on transactions
Exchange variation in the year	Foreign currency appreciation - US$	5.2177	5.4039	6.7549	8.1059
Financial investments		18,456	3,437	28,371	53,305
Suppliers and other payables		(811)	(151)	(1,246)	(2,341)
Trade receivables		58,381	10,871	89,744	168,617
Loans and borrowings		(42,837)	(7,976)	(65,849)	(123,723)
Derivatives		20,003	3,724	30,748	57,772
Lease liabilities		(5,586)	(1,040)	(8,587)	(16,134)
Accounts payable for business combination		(14,582)	(1,941)	(21,641)	(41,341)
			6,924	51,540	96,155

	Risk	Exposure in $	Probable scenario (i)	Adverse Scenario (ii)	Remote Scenario (iii)
Net exchange variation on transactions
Exchange variation in the year	Foreign currency appreciation - £	6.2785	6.3960	7.9950	9.5940
Suppliers and other payables		(361)	(42)	(619)	(1,196)
Trade receivables		8,147	957	13,985	27,012
Lease liabilities		(161)	(19)	(276)	(533)
Accounts payable for business combination		(13,342)	(1,568)	(22,902)	(44,236)
			(672)	(9,812)	(18,953)

b.            Credit risk

Credit risk refers to the risk that a counterparty will not comply with its contractual obligations, causing the Group to incur financial losses. Credit risk is the risk of a counterparty in a business transaction not complying with an obligation provided by a financial instrument or an agreement with a client, which would cause financial loss. To mitigate these risks, the Group analyzes the financial and equity condition of its counterparties, as well as the definition of credit limits and permanent monitoring of outstanding positions.

The Group applies the simplified standard approach to commercial financial assets, where the provision for losses is analyzed over the remaining life of the asset.

In addition, the Group is exposed to credit risk with respect to financial guarantees granted to banks.

CI&T Inc.

Consolidated financial statements

December 31, 2022

The Group held cash and cash equivalents of R$ 185,727 on December 31, 2022 (R$ 135,727 as of December 31, 2021) and financial investments of R$ 96,299 on December 31, 2022 (R$ 798,786 as of December 31, 2021). The cash and cash equivalents and financial investments are held with bank and financial institution counterparties, which are rated BB- to A+, based on Standard & Poor’s ratings.

The carrying amount of financial assets represents the maximum credit exposure. The maximum credit risk exposure on the date of the financial statements is:

	December 31, 2022	December 31, 2021
Hedge financial instruments (current and non-current)	11,194	896
Cash and cash equivalents	185,727	135,727
Financial investments	96,299	798,786
Trade receivables	501,671	340,519
Contract assets	217,250	134,388
Other receivables (current and non-current)	41,923	32,949
	1,054,064	1,443,265

On 31 December 2022, the exposure to credit risk for trade receivables, contract assets and other receivables by geographic region was as follows:

	December 31, 2022	December 31, 2021
NAE (North America and Europe)	499,626	297,430
North America	426,166	287,992
Europe	73,460	9,438
LATAM (Latin America)	246,270	202,528
APJ (Asia, Pacific and Japan)	14,948	7,917
Total	760,844	507,875

c.            Liquidity risk

The Group monitors liquidity risk by managing its cash resources and financial investments.

Liquidity risk is also managed by the Group through its cash flow projection, which aims to ensure the availability of funds to meet the Group’s both operational and financial obligations.

The Group also maintains approved credit lines with financial institutions in order to adequate levels of liquidity in the short, medium and long terms.

The maturities of the long-term installments of the loans are described in note 16.

The following are the remaining contractual maturities of financial liabilities on the reporting date. The amounts are gross and undiscounted, including contractual interest payments and excluding the impact of netting agreements:

CI&T Inc.

Consolidated financial statements

December 31, 2022

	2022
	Carrying amount	Cash contractual cash flow	6 months or less	6- 12 months	1-2 years	2-5 Years
Non-derivative financial liabilities
Trade payables	33,376	33,376	33,376	-	-	-
Loans and borrowings	974,231	1,176,743	146,564	107,207	273,298	649,674
Lease liabilities	62,808	70,837	13,903	11,480	17,981	27,473
Accounts payable for business combination	204,949	229,547	64,888	7,484	95,858	61,317
Contract liabilities	32,136	32,136	32,136	-	-	-
Other payables (current and non-current)	51,031	51,031	51,031	-	-	-
Derivatives	4,109	4,109	4,109	-	-	-
Non-derivatives financial instruments	35,169	35,169	35,169	-	-	-
	1,397,809	1,632,948	381,176	126,171	387,137	738,464

	2021
	Carrying amount	Cash contractual cash flow	6 months or less	6- 12 months	1-2 years	2-5 Years
Non-derivative financial liabilities
Trade payables	33,566	33,566	33,566	-	-	-
Loans and borrowings	788,709	974,942	136,161	88,045	171,022	579,714
Lease liabilities	81,888	87,662	12,435	12,251	22,284	40,692
Accounts payable for business combination	85,726	85,726	1,064	47,860	12,179	24,623
Contract liabilities	13,722	13,722	13,722	-	-	-
Other payables (current and non-current)	15,329	15,329	15,329	-	-	-
Derivatives	535	535	535	-	-	-
	1,019,475	1,211,482	212,812	148,156	205,485	645,029

Bank credit lines

	December 31, 2022	December 30, 2021
Used	-	11,161
Not used	54,786	47,434
	54,786	58,595

The Group has credit lines for working capital with the banks HSBC and Citibank, in the amount of US$10,500 or R$54,786, at the exchange rate of 5.2177, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Brazilian Central Bank (note 16).

28.3            Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. As of December 31, 2022, the Group no longer entered into purchase and sale agreement for derivative financial instruments (NDFs).

CI&T Inc.

Consolidated financial statements

December 31, 2022

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

For comparison purpose, as of December 31, 2021, the Group had the following agreements for financial derivatives (NDFs):

	2021
Maturity	Nominal value (US$)	Contracted rate	Amount in R$	Market rate	Fair value
February 25, 2022	(560)	5.6220	(3,148)	5.3459	(17)
Total					(17)

The Group also used options in order to protect exports against the risk of exchange variation. The Group may enter into zero-cost collar strategies, which consists of the purchase of a put option and the sale of a call option, contracted with the same counterparty and with a net zero premium.

The composition of the balances involving options to buy and sell currencies is as follows:

	2021
Maturity	Nominal value (US$)	Contracted rate	Amount in R$	Market rate	Fair value
01/21/2021 - 01/17/2022	875	Put option	4,900	5.8257	(349)
02/25/2021 - 02/25/2022	490	Put option	2,909	5.6490	(170)
					(519)

01/21/2021 - 01/17/2022	875	Call option	(4,900)	5.5563	298
02/25/2021 - 02/25/2022	490	Call option	(2,909)	5.4690	196
					494
					(25)

During 2021, the Group entered into an interest rate swap transaction with the purpose of hedging the exposure to variable interest rate related to the Export Credit Note – NCE with Citibank.

In May 2022, the Group entered a swap operation exchanging the CDI based rate to a US$ prefixed rate, related to a portion of an Export Credit Note - NCE with Bradesco.

The interest rate profile of the Group’s interest-bearing financial instruments, as reported to the Group’s Management, is as follows:

	2022
Maturity	Notional (US$)	Amount in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	30,000	152,100	3-months LIBOR	3.07%	11,194
07/07/2026	-	100,000	CDI	Foreign Exchange + 4.90%	(4,109)
					7,085

	2021
Maturity	Notional (US$)	Amount in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	30,000	152,100	3-month LIBOR	3.07%	403
					403

CI&T Inc.

Consolidated financial statements

December 31, 2022

28.4            Classification of financial instruments by type of measurement of fair value

The Group has financial instruments measured at fair value, which are qualified as defined below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the group may have access to on the measurement date;

Level 2 - Observable information for the asset or liability, directly or indirectly, except for quoted prices included in Level 1; and

Level 3 - Unobservable data for the asset or liability.

	Carrying amount		Fair value
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Level 2
Derivatives:
Non-Deliverable Forward - NDF	-	(17)	-	(17)
Interest rate swap	7,085	403	7,085	403
Call and put option term	-	(25)	-	(25)
Total	7,085	361	7,085	361

Non-derivatives
Lease liabilities	(62,808)	(81,888)	(62,808)	(81,888)
Loans and borrowings	(974,231)	(788,709)	(974,231)	(788,709)
Accounts payable for business combination	(204,949)	(85,726)	(204,949)	(85,726)
Total	(1,241,988)	(956,323)	(1,241,988)	(956,323)
Total	(1,234,903)	(955,962)	(1,234,903)	(955,962)

Cash and cash equivalents, financial investments, trade receivables, and suppliers and other payables were not included in the table above. The Group understands that these financial instruments have no classification, as the carrying amount of these items is a reasonable approximation of fair value.
29            Related parties

Transactions with key management personnel

The Group paid R$10,997 as of December 31, 2022 (R$11,096 as of December 31, 2021 and R$9,519 as of December 31, 2020) as direct compensation to key management personnel. These amounts correspond to the executive board compensation, related social charges and short-term benefits and are recorded under line “General and administrative expenses”.

In 2020, the amount of R$43,354 was paid to the key management personnel, due to the cancellation of the Group's share-based compensation plan as disclosed in note 21.c. The remaining amount, of R$628, was approved and paid in July 2021.

The executive officers also participate in the Group's share-based compensation program (see note 21). For the year ended on December 31, 2022, R$ 21 (R$99 as of December 31, 2021 and R$22 as of December 31, 2020) were recognized in the statement of profit or loss.

The Group has no additional post-employment obligation, as well as no other long-term benefits, such as premium leave and other severance benefits. The Group also does not offer other benefits in connection with the dismissal of its Senior Management’s members, in addition to those defined by the Brazilian labor legislation in force.

CI&T Inc.

Consolidated financial statements

December 31, 2022

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

The table below summarizes net revenues by geographic region:

.	December 31, 2022	December 31, 2021	December 31, 2020
NAE (North America and Europe)	1,129,166	693,006	471,763
North America	923,174	654,858	451,999
Europe	205,992	28,148	19,764
LATAM (Latin America)	975,948	701,206	435,987
APJ (Asia, Pacific and Japan)	82,596	50,168	48,769
Total (Note 23)	2,187,710	1,444,380	956,519

Net revenues by geographic area were determined based on the country where the sale was made. The net revenue from a single customer represents 15% of the Company’s total net revenues as of December 31, 2022 (20% as of December 31, 2021 and also as of December 31, 2020).

CI&T Inc.

Consolidated financial statements

December 31, 2022

Revenue by client concentration

The following table sets forth net revenue contributed by the top client, and top ten clients for the periods indicated:

.	December 31, 2022	December 31, 2021	December 31, 2020
Top client	325,505	283,311	190,599
Top 10 clients	1,079,941	913,890	644,722

Geographic information of the Group's non-current assets

The table below summarizes non-current assets, except deferred taxes, based on assets geographic location:

	December 31, 2022	December 31, 2021
Brazil	819,873	818,221
Cayman	405,145	-
United States of America	676,167	58,061
China	2,317	2,239
Australia	2,987	8
United Kingdom	1,804	74
Canada	280	284
Portugal	569	387
Other countries	1,858	176
Total	1,911,000	879,450

