Form 20-F
period 2023-12-31
CI&T Inc
filed 2024-03-28
CIK 1868995

As filed with the Securities and Exchange Commission on March 28, 2024

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

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

Cayman Islands

(Jurisdiction of incorporation or organization)

Estrada Giuseppina Vianelli de Napoli, 1455 - Bl. C,
pavimento superior, Globaltech,
Campinas - State of São Paulo
13086-530 - Brazil
+55 19 21024500

(Address of principal executive offices)

Stanley Rodrigues
Chief Financial Officer
Phone: +55 19 21024500
Estrada Guiseppina Vianelli De Napoli, 1455 – Bl. C, pavimento superior, Globaltech
Campinas – State of São Paulo
13086-530- Brazil

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class A common shares, par value US$0.00005 per share	CINT	New York Stock Exchange

 Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each class of stock of CI&T Inc as of December 31, 2023 was:

21,365,297 Class A common shares, each with par value of US$0.00005
113,046,717 Class B common shares, each with par value of US$0.00005

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company.  See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board ☒   Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

1

2

PART I.
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

All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or “IASB”.

Financial Statements

We are a Cayman Islands-exempted company, incorporated with an indefinite term and limited liability on June 7, 2021 for purposes of carrying out our initial public offering.  Until the contribution of shares of CI&T Software S.A., or CI&T Brazil, to us prior to the consummation of the initial public offering, we had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.  On October 4, 2021, we established, as a sole member, our subsidiary CI&T Delaware LLC, or CI&T Delaware.  On November 8, 2021, all CI&T Brazil’s shares were contributed to CI&T Delaware and, subsequently the CI&T Delaware’s shares were transferred to CI&T Inc. Until this corporate reorganization, CI&T Brazil, an operating company, was the ultimate holding of our group, and it consolidated the results of all companies until that date.  We accounted for the restructuring as a business combination of entities under common control, and the pre-combination carrying amounts of CI&T Brazil are included in the CI&T’s consolidated financial statements with no fair value uplift.  Thus, our consolidated financial statements reflect:

(i)	For the year ended December 31, 2021, the historical operating results of CI&T Brazil prior to the restructuring;
(ii)	Our consolidated results following the restructuring; and
(iii)	The number of ordinary shares issued by CI&T, as a result of the restructuring, is reflected retroactively, for purposes of calculating earnings per share for the year ended December 31, 2021;

We maintain our books and records in Brazilian reais, the functional currency of our operations in Brazil and the presentation currency for our financial statements.  Our annual consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB.  Unless otherwise noted, the financial information presented herein has been derived from our audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, together with the accompanying notes thereto.  All references herein to “our financial statements” and “our audited consolidated financial statements” are to our consolidated financial statements included elsewhere in this annual report.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Financial Information in U.S. dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.  Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023, as reported by the Brazilian Central Bank.

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

We calculate Adjusted Gross Profit as Gross Profit, adjusted to exclude costs and expenses that do not relate to the direct management of our services (depreciation and amortization related to costs of services provided and share-based compensation expenses). We calculate Adjusted Gross Profit Margin by dividing Adjusted Gross Profit by the Net Revenue of the same period.

We calculate Adjusted EBITDA as Net Profit, plus net finance costs, income tax expense, depreciation and amortization and (i) share-based compensation expenses; (ii) government grants related to tax reimbursement in the Chinese subsidiary; (iii) acquisition-related expenses: fair value adjustment on accounts payable for business combination, consulting expenses, and retention packages; and (iv) business restructuring expenses, associated with severance payments made to senior employees from acquired companies. We calculate Adjusted EBITDA Margin by dividing Adjusted EBITDA by the Net Revenue of the same period. We make these adjustments to isolate our operating results in a given period, in order to verify whether we are being efficient in generating operating profits, or how much of our Net profit is being consumed by operating costs, and how much is reverting to operating profitability.

We calculate Adjusted Net Profit as Net Profit, adjusted to exclude (i) acquisition-related expenses: amortization of intangible assets from acquired companies, fair value adjustment on accounts payable for business combination, consulting expenses, and retention packages; (ii) business restructuring expenses, associated with severance payments made to senior employees from acquired companies; (iii) income tax effects on Non-IFRS adjustments. We calculate Adjusted Net Profit Margin by dividing Adjusted Net Profit by Net Revenue for the same period.

We calculate Net Revenue at Constant Currency and Net Revenue Increase at Constant Currency by translating Net revenue from entities reporting in foreign currencies into Brazilian reais using the comparable foreign currency exchange rates from the prior period. For example, the comparable rates in effect for the fiscal year ended December 31, 2022 were used to convert revenue for the fiscal year ended December 31, 2023, rather than the actual exchange rates in effect during the respective period. The Net Revenue Increase at Constant Currency considers the percentage growth in relation to the Reported Net Revenue from the previous year.

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

The non-IFRS financial measures described in this report are not a substitute for the IFRS measures of earnings. Additionally, our calculations of Adjusted Gross Profit, Adjusted EBITDA and Adjusted Net Profit, may be different from the calculations used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.  For a reconciliation of Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit, Adjusted Net Profit Margin and Net Revenue at Constant Currency and Net Revenue Increase at Constant Currency, each to its most directly comparable IFRS measure, see “Item 5. Operating and Financial Review and Prospects — Non-IFRS Measures.”

Market Share and Other Information

This report contains data related to economic conditions in the market in which we operate.  The information contained in this report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable.  Market data and certain industry forecast data used in this report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission, or SEC, website) and industry publications, including industry research reports we commissioned from International Data Corporation, or IDC.

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

Forward-looking statement include, but are not limited to, statements about:

●	the impact of the ongoing war in Ukraine and economic sanctions imposed by Western economies over Russia, as well as the Israel and Hamas conflict, and their impact on global economy, which are highly uncertain and are difficult to predict;

●	global economic conditions including supply chain disruptions, market volatility (volatility in the global banking sector), inflation and measures to control inflations (e.g., high interest rates), lack of liquidity in the capital and financial markets, and labor challenges, among other factors;
●	our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration;
●	our ability to maintain favorable pricing, productivity levels and utilization rates;
●	our ability to adapt to technological change and innovate solutions for our clients;
●	our ability to effectively manage our international operations, including our exposure to foreign currency exchange rate fluctuations;
●	the effects of increased competition as well as innovations by new and existing competitors in our market;
●	our ability to sustain our revenue growth rate in the future;
●	our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel, such as relating to our recent acquisitions;
●	our expectations of future operating results of financial performance;

●	our ability to attract and retain highly-skilled IT professionals at cost-effective rates;
●	our ability to retain continued services of our senior development team or other key employees,
●	our plans for growth and future operations, including our ability to manage our growth;
●	uncertainty concerning the current economic, political, and social environment in Latin America, specifically in Brazil, including changes in laws and regulations and in the interpretation thereof, and impacts of legal decisions by the Brazilian Federal Supreme Court (Supremo Tribunal Federal, or STF); and
●	the impact of pandemics, epidemics or disease outbreaks (such as the COVID-19 pandemic) and measures taken in response thereto.

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
A.Directors and senior management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE
A.Offer statistics

Not applicable.

B. Method and expected timetable

Not applicable.

9

ITEM 3.                        KEY INFORMATION
A.Reserved
B.Capitalization and indebtedness

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

Certain Risks Relating to Our Business and Industry

●	If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or contract with us, our revenues, business and results of operations may be adversely affected.
●	Our clients may terminate engagements before completion or choose not to enter into new engagements with us.
●	Geopolitical tensions and the outbreak of military hostilities, including the ongoing military conflict between Russia and Ukraine and Israel and Hamas, and the economic sanctions imposed as a result of these conflicts may materially adversely affect us.
●	Pandemics, epidemics or disease outbreaks and measures taken in response thereto may impact our business, financial condition, results of operations and prospects.
●	Degradation of the quality of the solutions we offer could diminish demand for our services or cause disruptions in our clients’ businesses, adversely affecting our ability to attract and retain clients, harming our business, results of operations and corporate reputation and subjecting us to liability.
●	Our contracts could be or become unprofitable.
●	Our business depends on a strong brand and corporate reputation.
●	We face intense competition.
●	We must attract and retain highly skilled IT professionals. Increases in our current levels of attrition may increase our operating costs and adversely affect our future business prospects.
●	Breaches of, or significant disruptions to, our information technology systems and solutions and those of our third-party service providers and subprocessors and unauthorized access to or misuse of the information and data we collect, transmit, use, store and otherwise process may cause us to lose current or future clients and our reputation and business may be harmed.

Certain Risks Relating to Our Growth Strategy

●	We may not be able to sustain our revenue growth rate in the future.
●	We are focused on growing our client base internationally and may not be successful.
●	Potential future acquisitions could prove difficult to integrate, disrupt our business, dilute shareholder value and strain our resources.
●	If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive.
●	We are subject to numerous risks associated with the evolving market for products with artificial intelligence (AI) capabilities, and the evolving legal and regulatory landscape applicable to AI could adversely affect our business, financial condition and results of operations.

Certain Risks Relating to Our Organizational Structure

●	We have identified a material weakness in our internal control over financial reporting, which resulted in the restatement of previously issued financial statements. If we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.
●	Requirements associated with being a public company in the United States demand significant company resources and management attention.
●	We are dependent on members of our senior management team and other key employees, including key executives of acquired companies.
●	We are exposed to fluctuations in foreign currency exchange rates and enter into derivatives transactions to manage our exposure to exchange rate risk.
●	Our holding company structure makes us dependent on the operations of our subsidiaries.

Certain Compliance, Tax, Legal and Regulatory Risks

●	Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our services, and could have a negative impact on our business.
●	We and our clients may be subject to new and evolving privacy and data protection-related laws and regulations that impose obligations concerning the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data.
●	Changes in tax or labor laws, incentives or benefits, or differing interpretations of such laws may adversely affect our results of operations.
Certain Risks Relating to Brazil
●	Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.
●	The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement and Brazil’s political and economic conditions could harm us and the price of our Class A common shares.
●

Risks related to the global economy may affect the perception of risks in other countries, particularly in the United States, Europe and emerging markets, adversely affecting the Brazilian economy and the market price of securities of issuers with principal operations in Brazil, including our Class A common shares.

Certain Risks Relating to Our Class A Common Shares

●	An active trading market for our Class A common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares and our ability to raise capital in the future may be impaired.
●	The dual class structure of our common stock has the effect of concentrating voting control with the holders of our Class B common shares (“Class B Shareholders”); this will limit or preclude your ability to influence corporate matters.
●	Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly.
●	We are a Cayman Islands-exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders of companies incorporated under and governed by the laws of U.S. jurisdictions.

Certain Risks Relating to Our Business and Industry

If any of our largest clients terminate, decrease the scope of, or fail to renew its business relationship or contract with us, our revenues, business and results of operations may be adversely affected.

We generate a significant portion of our revenues from our ten largest clients.  During the year ended December 31, 2023, our largest client based on revenues accounted for 8% of our Net revenue, and our ten largest clients together accounted for 40% of our Net revenue.  During the year ended December 31, 2022, our largest client based on revenues accounted for 15% of our Net revenue, and our ten largest clients together accounted for 49% of our Net revenue.

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

Our clients may terminate or reduce their use of our services for several reasons, including if they are not satisfied with our services, the value proposition of our services or our ability to meet their needs and expectations. Even if we successfully deliver on contracted services and maintain close relationships with our clients, many factors outside of our control could cause the loss of or reduction in business or revenue from our existing clients. These factors include, among other things:

●	the business or financial condition of that client or the economy generally;
●	a change in strategic priorities by our clients, resulting in a reduced level of spending on technology services;
●	changes in the personnel at our clients who are responsible for procurement of information technology, or IT, services or with whom we primarily interact;
●	a demand for price reductions by our clients;
●	mergers, acquisitions or significant corporate restructurings involving one of our clients; and
●	a decision by that client to move work in-house or to one or several of our competitors.

The ability of our clients to terminate their engagement with us at any time makes our future revenue uncertain.  We may not be able to replace any client that chooses to terminate or not renew its contract with us, which could materially adversely affect our revenue and, thus, our results of operations. Furthermore, terminations in engagements may make it difficult to plan our project resource requirements. If a significant number of clients cease using or reduce their usage of our services, we may be required to spend significantly more on sales and marketing than we currently plan to spend in order to maintain or increase revenue from clients. Such additional sales and marketing expenditures could adversely affect our business, results of operations and financial condition.

Geopolitical tensions and the outbreak of military hostilities and the economic sanctions imposed as a result of these conflicts may materially adversely affect us

Our business is subject to risks and uncertainties related to our global operations. The U.S. and global markets have experienced and may continue to experience volatility and disruption following the escalation of geopolitical tensions and the military conflict between Russia and Ukraine. Although the length and impact of the ongoing military conflict involving Russia and Ukraine and the economic sanctions imposed by the United States, the European Union and other countries are highly unpredictable, the conflict and resulting sanctions may significantly affect prices, disrupt supply chains, cause turmoil in the global financial system and lead to market disruptions, including significant volatility in credit and capital markets. These factors could materially affect our business and financial condition, along with our operating and development costs, and may impact the demand for our services and our ability to execute our growth plans. The war in Ukraine may also increase geopolitical tensions, further affecting the world economy. Further escalation of the conflict in Ukraine or in other locations, and the related imposition of sanctions or other trade barriers, could disrupt the global markets in ways that cannot yet be anticipated and we cannot predict the impact on our business, financial position or results of operations.

On October 7, 2023, Hamas, a group in control of Gaza, carried out a surprise attack on Israeli cities and towns near the Gaza Strip. Following this attack, Israel declared war on Hamas and other organizations in Gaza. The military conflict is ongoing, and its length and outcome are highly unpredictable. Further escalation of this conflict could lead to significant market and other disruptions, which could have a material adverse effect on our business, financial position or results of operations.

Pandemics, epidemics or disease outbreaks,  and measures taken in response thereto may impact our business, financial condition, results of operations and prospects

Pandemics, epidemics or disease outbreaks (such as the COVID-19 pandemic) and related restrictions could limit our clients’ ability to continue to operate, obtain inventory, generate sales, invest in digital solutions or make timely payments to us.  It could disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, or for dependents for whom external care is unavailable.  It could cause delays or disruptions in services provided by key suppliers and vendors, make us and our service providers more vulnerable to security breaches, denial of service attacks or other hacking or phishing attacks, or have other unpredictable effects.

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

With COVID-19 sufficiently controlled, we may also generally experience decreases or decreased growth rates in sales of digital transformation solutions to clients, as our prospective and existing clients may be less dependent on digital solutions, which would negatively affect our business, financial condition and operating results.

Degradation of the quality of the solutions we offer could diminish demand for our services or cause disruptions in our clients’ businesses, adversely affecting our ability to attract and retain clients, harming our business, results of operations and corporate reputation and subjecting us to liability.

Our clients expect a consistent level of quality in the provision of our solutions and services.  Our clients use our products for important aspects of their businesses, and any errors, defects, security vulnerabilities, service interruptions or disruptions to our products and any other performance problems with our products could disrupt and cause damage to our clients’ businesses. Although we regularly update our products, they may contain undetected errors, failures, vulnerabilities and errors, faults or flaws in our computer program or hardware system (bugs) when first introduced or released.  Real or perceived errors, failures or bugs in our products could result in negative publicity, loss of, or delay in, market acceptance of our solutions, loss of competitive position, lower client retention or claims by clients for losses sustained by them.  In such events, we may be required, or may choose, for client relations or other reasons, to expend additional resources to help correct the problem, which may result in increased costs to us.  Any failure to maintain the high quality of our products and services, or a market perception that we do not maintain a high-quality service, could erode client trust and adversely affect our reputation, business, results of operations and financial condition.

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

We must attract and retain highly skilled IT professionals.  Increases in our current levels of attrition may increase our operating costs and adversely affect our future business prospects.

In order to sustain our growth, we must attract and retain a large number of highly skilled and talented IT professionals. Our business is people-driven and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals in our delivery. We believe there is significant competition for technology professionals in the geographic regions in which we operate and that such competition is likely to continue for the foreseeable future. Our ability to properly staff projects, maintain and renew existing engagements and win new business depends, in large part, on our ability to recruit, train and retain IT professionals.

In addition, the technology industry generally experiences a significant rate of turnover of its workforce. There is a limited pool of individuals with the skills and training needed to help us grow our company. We compete for such talented individuals not only with other companies in our industry but also with companies in other industries, such as software services, engineering services, financial services and technology generally, among others.  High attrition rates of IT personnel would increase our hiring and training costs and could have an adverse effect on our ability to complete existing contracts on time, meet client objectives and expand our business.  Failure to hire, train and retain IT professionals in sufficient numbers could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our profitability and the cost of providing our services are affected by the utilization rates of our employees in the locations in which we operate.  If we are not able to maintain appropriate utilization rates for our employees involved in delivering our services, our profit margin and our profitability may suffer.  Our utilization rates are affected by a number of factors, including:

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

If the demand for our services decreases, we may have idle capacity, our margins may be adversely impacted and we may need to lay off employees. Our revenue could also suffer if we misjudge demand patterns and do not recruit sufficient personnel to satisfy our future demand.  Employee shortages could prevent us from completing our contractual commitments on time and cause us to lose contracts or clients. Further, to the extent that we lack sufficient personnel with lower levels of seniority and daily or hourly rates, we may be required to deploy more senior employees with higher rates on projects without the ability to pass such higher rates along to our clients, which could adversely affect our profit margin and profitability.

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

The length of our selling cycle for clients, from initial evaluation to contract execution, is generally 1 to 12 months for large enterprise clients and 1 to 6 months for small and mid-market clients, but can vary substantially. The timing of our sales with our clients is difficult to predict because of the length and unpredictability of the selling cycle for these clients.  Mid-market and large enterprise clients, particularly those in highly regulated industries and those requiring highly customized solutions, may have an even more lengthy selling cycle for the evaluation and implementation of our products and services.

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

Historically, we have focused on developing industry expertise and deep client relationships in a limited number of industry verticals.  As a result, a substantial portion of our revenue has been generated by clients operating in the financial services, food and beverage and pharmaceutical and cosmetics industry verticals.  Net revenue from the Financial Services, Consumer Goods and Technology and Communications industry verticals represented 29%, 20% and 17% of total Net revenue for the year ended December 31, 2023 respectively, and 30%, 22% and 15% of total Net revenue for the fiscal year ended December 31, 2022, respectively.  Our business growth largely depends on continued demand for our services from clients in these sectors, and any slowdown or reversal of the trend to spend on technology services in these sectors could result in a decrease in the demand for our services and materially adversely affect our revenue, business, financial condition, results of operations and prospects.

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

The services we provide are often critical to our clients’ businesses. Certain of our client contracts require us to comply with security obligations, which could include maintaining network security and backup data, ensuring our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees who work with our clients by conducting background checks.  Any failure in a client’s or third-party service provider’s system, whether or not a result of or related to the services we provide, or a breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us.  Our liability for breaches of data security requirements or breaches or incidents affecting our clients’ equipment or systems, for which we may be required to indemnify our clients, may be extensive and could result in reputational damage or a loss of clients and revenue.

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

Certain of our solutions and software that is delivered to our clients may incorporate software components that are licensed to us by third parties under various “open source” licenses, including the GNU General Public License, the GNU Lesser General Public License, the BSD License, the Apache License and others, and we may also rely on licensed software for the provision of our services.  Despite our efforts to comply with such licenses, we or our clients may be subject to claims from third parties that our use or our clients’ use of certain open-source software infringes the claimants’ intellectual property rights.  Generally, our agreements require that we indemnify clients against such claims. In addition, the use of open-source software may entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code.  To the extent that our solutions and software depend upon the successful operation of open-source software, any undetected errors or defects in this open-source software could prevent the deployment or impair the functionality of our solutions and software, delay the introduction of new solutions, result in a failure of our software, and injure our reputation.  For example, undetected errors or defects in open-source software could render it vulnerable to breaches or security attacks, making our systems more vulnerable to data breaches.

Certain open source licenses require that users who distribute or convey the open source software subject to such licenses make available the source code of any modifications or derivative works based on such open source software.  Although we monitor our use of open source software in an effort both to comply with the terms of the applicable open source licenses and to avoid subjecting our solutions and software to restrictions we do not intend, the terms of many open source licenses have not been interpreted by courts in relevant jurisdictions, and therefore the potential impact of such licenses on our business is not fully known or predictable.  There is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to market certain of our software solutions or our clients’ ability to use the software we develop for them and operate their businesses as they intend.  The terms of certain open-source licenses may require our clients or us to release the source code of the software we develop for our clients that is combined with or linked to open-source software, and to make such software available under the applicable open-source licenses. In the event that portions of our solutions or client deliverables are determined to be subject to an open source license, we or our clients could be required to publicly release the affected portions of source code, pay damages for breach of contract, re-engineer all, or a portion of, the applicable software, discontinue sales of one or more of our solutions in the event reengineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts.  Disclosing could allow our competitors or our clients’ competitors to create similar products with lower development effort and time and ultimately could result in a loss of sales for us or our clients.  Any of these events could create liability for us to our clients, increase our costs and damage our reputation, which could have a material adverse effect on our revenue, business, financial condition, results of operations and prospects.

We may not receive sufficient intellectual property rights from our employees and independent contractors to comply with our obligations to our clients and we may not be able to prevent unauthorized use of our intellectual property.  We may also be subject to claims by third parties asserting that we, the companies we have acquired, our employees or our independent contractors have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

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

Our success also depends in part on certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing, protecting, enforcing and maintaining our proprietary and intellectual property rights.  To protect our proprietary and intellectual property rights, we rely upon a combination of technical measures, license agreements, nondisclosure and other contractual arrangements as well as trade secret, copyright, trademark laws and other similar laws. We consider trade secrets and confidential know-how to be important to our business.  However, trade secrets and confidential know-how are difficult to maintain as confidential.  We attempt to protect this type of information and our proprietary and intellectual property rights generally by requiring our employees, consultants, contractors and advisors to enter into confidentiality agreements with us.  We also seek to preserve the integrity and confidentiality of our technology, data, trade secrets and know-how by maintaining physical security of our premises and physical and electronic security of our information technology systems. Despite our efforts to protect our confidential information, intellectual property, and technology, unauthorized third parties may gain access to our confidential proprietary information, develop and market solutions similar to ours, or use trademarks similar to ours, any of which could materially harm our business and results of operations.  Moreover, policing our intellectual property rights is expensive, time-consuming and unpredictable. If a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such a competitor from using that technology or information to compete with us, which could harm our competitive position.  Further, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret.  To the extent that we seek to enforce our rights, we could be subject to defenses, counterclaims, and claims that our intellectual property rights are invalid, unenforceable, or licensed to the party against whom we are pursuing a claim.  If we are not successful in defending or enforcing such claims in litigation, we could lose valuable intellectual property rights or we may be subject to damages that could, in turn, harm our results of operations.  Even if we are successful in defending or enforcing our claims, litigation could result in substantial costs and diversion of resources and could negatively affect our business, reputation, results of operations and financial condition.  If we are unable to protect our technology and to adequately maintain and protect our intellectual property rights, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative solutions that have enabled us to be successful to date.

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

We may be materially and adversely affected by unfavorable economic developments in any country where we have operations.  Activities outside of Brazil accounted for 59% of our Net revenue for the year ended December 31, 2023 and 55% of our Net revenue for the fiscal year ended December 31, 2022.  A significant deterioration in economic conditions in any of the markets that are most significant for our operations, including economic slowdowns or recessions, inflationary pressures and/or disruptions in the credit and capital markets, could lead to decreased consumer spending and decreased consumer confidence generally, thereby reducing demand for our services.  Unfavorable economic conditions may also negatively impact our clients, suppliers and financial counterparties, who may face cash flow problems, increased defaults or other financial problems. In addition, volatility in the credit and capital markets caused by unfavorable economic developments and uncertainties may result in the unavailability of financing or an increase in its cost. In Brazil, for example, credit markets have been significantly impacted by the Americanas case, which has led lenders to be more cautious and selective in granting credit and widened banking spreads, which may increase the risk of default by our clients, suppliers, service providers and other counterparties, and reduce the ability of our clients to make additional investments. Our business may also be affected by other economic developments, such as fluctuations in exchange rates, the imposition of any import, investment or foreign exchange restrictions, including tariffs and import quotas, or any restrictions on the repatriation of earnings and capital. Any of these developments could materially adversely affect our business, financial condition, results of operations and prospects.

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

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our operating results, financial condition and prospects.

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

We have experienced rapid revenue growth in recent periods.  Our Net revenue increased by 2.1% and 51.5% in the years ended December 31, 2023 and 2022 respectively, compared to the prior year.  We may not be able to sustain revenue growth consistent with our recent history or at all. You should not consider our revenue growth in recent periods as indicative of our future performance.  We believe our ability to attract new clients and our revenue growth depends on a number of factors, including:

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

We are focused on geographic expansion, particularly in North America and Europe. In the year ended December 31, 2023, 54% of our Net revenue came from clients in North America and Europe, an increase of 2 percentage points when compared to the year ended December 31, 2022.  In the fiscal year 2021, 52% of our Net revenue came from clients in North America and Europe, an increase of 4 percentage points compared to fiscal year 2021.  We have made significant investments to expand in North America and Europe, however, our ability to add new clients depends on a number of factors, including the market perception of our services, our ability to successfully add nearshore delivery center capacity and pricing, competition and overall economic conditions.  In January 2022, we completed the acquisition of Somo Global Ltd. to accelerate our growth in the EMEA region. In addition, in June 2022 we acquired Box 1824 Planejamento e Marketing Ltda. to accelerate our global strategic capabilities. In September 2022, we completed the acquisition of Transpire Technology Pty Ltd and, in November 2022, we completed the acquisition of NTERSOL Consulting LLC, with a view to enhancing our growth in the Asia-Pacific region (“APAC”) and North America, respectively. If we are unable to retain existing clients and attract new clients in North America, Europe and elsewhere, we may be unable to grow our revenue and our business and results of operations could be adversely affected.

Potential future acquisitions could prove difficult to integrate, disrupt our business, dilute shareholder value and strain our resources.

We may continue to expand our operations through strategically targeted acquisitions of additional businesses.  For example, in 2021 we acquired Dextra Investimentos S.A. in Brazil, in January 2022 we acquired Somo Global Ltd, in June 2022 we acquired Box 1824 Planejamento e Marketing LTDA., in September 2022, we acquired Transpire Technology Pty Ltd in APAC and in November 2022 we acquired NTERSOL Consulting LLC in the United States.  In the future, we may acquire additional businesses that we believe could complement or expand our business.  The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business.  We cannot assure you that any of these acquisitions will produce the results that we expect at the time we enter into or complete a given transaction.  Future acquisitions may increase our level of indebtedness and negatively affect our liquidity.

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

We are subject to numerous risks associated with the evolving market for products with artificial intelligence (AI) capabilities, and the evolving legal and regulatory landscape applicable to AI could adversely affect our business, financial condition and results of operations.

The markets and applications for products with artificial intelligence (AI) capabilities are evolving rapidly. The evolution of these technologies are difficult to predict, and may affect the demand for our products and services. We use machine learning and AI technologies in our services, platforms and solutions, and we are making investments to expand our artificial intelligence capabilities, including ongoing deployment and improvement of existing machine learning and AI technologies, as well as developing new product features using AI technologies, such as the CI&T/FLOW AI-powered platform launched in July 2023. The investments we have been making to develop products to address what we believe will be increasing demand for AI capabilities may not be sufficient, and we face significant hurdles, including whether demand will materialize, and whether we will be successful in developing products that can compete with offerings by established competitors.

Our use of AI technology may subject us to reputational, financial, legal or regulatory risks. As we incorporate AI technology into our products and services, any failure to address concerns relating to aggregate AI technology in our products and services, especially concerns related to intellectual property, may cause harm to our reputation or financial liability and, as such, may increase our costs to address or mitigate such risks and issues. AI technology may create ethical issues, generate defective algorithms, increase cybersecurity risks and present other risks that create challenges with respect to its adoption. In addition, evolving rules, regulations, and industry standards governing AI may require us to expend significant resources to modify, maintain, or align our business practices or products to comply with U.S. and non-U.S. rules and regulations, the nature of which cannot be determined at this time. The use of AI technologies in our services, platforms and solutions may result in governmental or regulatory scrutiny, ethical concerns, legal liability, or other implications that could adversely affect our reputation, business, financial condition, or results of operations.

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

Certain Risks Relating to Our Organizational Structure

We have identified a material weakness in our internal control over financial reporting, which resulted in the restatement of previously issued financial statements. If we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.

Our management has identified a material weakness in our internal controls over financial reporting.

The identified material weakness relates to insufficient number of trained resources with expertise in technical accounting internal control over certain areas of the financial statements. As a result, we were unable to maintain effective risk assessment and did not have effective process-level control activities over the following areas:

(i) deferred income taxes (specifically over tax deductible goodwill amortization); and

(ii) presentation of the effects of exchange differences related to Loans and borrowings denominated in foreign currency

Our management concluded that this material weakness resulted in material misstatement in deferred income taxes and the classification corrections of non-derivatives hedge accounting and loans and borrowings and resulted in the restatement of our audited consolidated financial statements as of and for the year ended December 31, 2022 and our condensed consolidated interim financial statements as of and for the periods ended March 31, 2023, June 30, 2023 and September 30, 2023. Following the identification of the material weakness, we have begun taking measures, and we will continue to take measures, to remediate control deficiencies. See “Item 15. Controls and Procedures for further information about the remediation plan for the material weakness.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. However, these remediation measures have been and may continue to be time consuming and costly and we cannot assure you that these initiatives will ultimately have the intended effects. If we are unable to remediate our material weaknesses in a timely manner or identify additional material weaknesses, we may be unable to provide required financial information in a timely and reliable manner and may incorrectly report financial information. If our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities. Failure to timely file may also cause us to be ineligible to utilize short form registration statements on Form F-3 or Form F-4, which may impair our ability to obtain capital in a timely fashion, to provide liquidity to our employees and shareholders, to execute our business strategies or issue shares to effect an acquisition. Similarly, if we are unable to successfully remediate the identified material weakness, if we discover any additional material weaknesses or if we are otherwise unable to report financial statements accurately or in a timely manner, we would be required to continue disclosing any such material weaknesses in future filings with the SEC, which could adversely affect our business, investor confidence in the company and the market price of our ordinary shares and could subject us to litigation or regulatory enforcement actions. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the market value of our shares.

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

We are subject to certain reporting requirements of the Exchange Act, and the other rules and regulations of the SEC and the NYSE.  We are also subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act.  These rules and regulations increase our legal, accounting and financial compliance costs and make some activities more time-consuming and costly.  For example, these rules and regulations make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. As of the date of this document, our director and officer liability insurance  coverage is limited to US$10 million.  New rules and regulations relating to information disclosure (including cybersecurity risk), financial reporting and controls and corporate governance, which could be adopted by the SEC, the NYSE or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

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

Our future success heavily depends upon the continued services of our senior management team, particularly, our Chief Executive Officer, key executives of acquired companies, and other key employees.  We currently do not maintain key person life insurance for any of the members of our senior management team, key executives or other key employees.  Our entitlement to receive notice of an executive offer or senior executive terminating their respective employment varies across offices and positions and for some positions, no notice is required.  We seek to incentivize retention by granting our senior executives stock options with vesting periods that range from 5 to 7 years and we are consistently assessing the market to align our executive compensation packages.  However, if one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily, on a timely basis or at all.  The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business, and could affect our corporate culture.  In addition, if the perceived value of our stock awards declines, it may adversely affect our ability to recruit and retain highly skilled employees.

In addition, competition for senior executives and key employees in our industry is intense, and we may be unable to retain our senior executives and key employees or attract and retain new senior executives and key employees in the future, in which case our business may be severely disrupted.  Our senior executives have non-compete clauses in their employment contracts with us, however, if any of our senior executives or key personnel joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key IT professionals and staff members to them.  Also, if any of our business development managers, who generally keep a close relationship with our clients, join a competitor or form a competing company, we may lose clients, and our revenues may be materially adversely affected.  Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel.  If any dispute arises between our senior executives or key personnel and us, any non-competition, non-solicitation and non-disclosure agreements we have with our senior executives or key personnel might not provide effective protection to us.

If we fail to attract new personnel or fail to retain and motivate our current personnel, it could adversely affect our business and future growth prospects.

We are exposed to fluctuations in foreign currency exchange rates and enter into derivatives transactions to manage our exposure to exchange rate risk.

We hold certain funds in non-Brazilian real currencies, and may enter into derivatives transactions such as foreign exchange hedges, and our offshore operating subsidiaries generate revenue in non-Brazilian real currencies. Accordingly, our financial results are affected by the translation of these non-real currencies into reais. In addition, to the extent that we need to convert future financing proceeds into Brazilian reais for our operations, any appreciation of the Brazilian real against the relevant foreign currencies would materially reduce the Brazilian real amounts we would receive from the conversion, and any depreciation of the Brazilian real against the relevant foreign currencies could increase the amounts in Brazilian reais that we are required to convert into the relevant foreign currencies to service such relevant foreign currency financings. No assurance can be given that fluctuations in foreign exchange rates will not have a significant impact on our business, financial condition, results of operations and prospects. We may also have foreign exchange risk on any of our other assets and liabilities denominated in currencies, or with pricing linked to currencies, other than our functional currency, including certain contract assets.  Fluctuations in the Brazilian real versus any of these foreign currencies may have a material adverse effect on our financial position and results of operations, for example as a result of overall market declines and increased market volatility due to the global macroeconomic conditions.

We may enter into  derivatives transactions to manage our exposure to exchange rate risk.  While such derivative transactions are designed to protect us against increases or decreases in exchange rates, they may not be effective. If we have entered into derivatives transactions to protect against, for example, decreases in the value of the real and the real instead increases in value, we may incur financial losses. Such losses could materially and adversely affect us.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We are a Cayman Islands-exempted company with limited liability. As a holding company, our corporate purpose is to invest, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, where most of our operations are located, in the United States, where a significant amount of our revenues come from, and other countries such as United Kingdom, Portugal, Canada, China, Japan and Australia, Colombia and Argentina. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations and, in turn, the payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution.  In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our Class A common shares, could be restricted under financing arrangements that we or our subsidiaries may enter into in the future and we and such subsidiaries may be required to obtain the approval of lenders to make such payments to us in the event they are in default of their repayment obligations.  Furthermore, we may be adversely affected if the Brazilian government, or the governments of any of the jurisdictions in which our subsidiaries are located, impose legal restrictions on dividend distributions by our existing subsidiaries.  Exchange rate fluctuations will also affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries.

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

Since we maintain operations and provide services to clients throughout the world, we are subject to numerous, and sometimes conflicting, legal requirements on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, anti-bribery, whistleblowing, internal and disclosure control obligations, intellectual property, data protection and privacy and labor relations and work visa policies.  Our failure to comply with these regulations in the conduct of our business could result in fines, penalties, criminal sanctions against us or our officers, disgorgement of profits, prohibitions on doing business and an adverse impact on our reputation.  Our failure to comply with these regulations in connection with the performance of our obligations to our clients could also result in liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations.  Due to the varying degree of development of the legal systems of the countries in which we operate, local laws might be insufficient to defend and preserve our rights.

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

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised) (the “Economic Substance Act”).  The Economic Substance Act is supplemented by the issuance of related Guidance on Economic Substance for Geographically Mobile Activities, version 3.2 of which was issued in July 2022.  We are currently subject to the Economic Substance Act.  Given our business activities and operations may change from time to time, it is difficult to predict if we will continue to be subject to the Economic Substance Act and the impact that the Economic Substance Act could have on us and our subsidiaries.  For example, compliance with any applicable obligations may create significant additional costs that may be borne by us or otherwise affect our management and operation.  We will continue to consider the implications of the Economic Substance Act on our business activities and operations and reserve the right to adopt such arrangements as we deem necessary or desirable to comply with any applicable requirements.

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

The Brazilian currency has been historically volatile and devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies.  The real/U.S. dollar exchange rate reported by the Central Bank was R$5.580 per U.S.$1.00 on December 31, 2021, which reflected a 7.4% depreciation in the real against the U.S. dollar during 2021. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.2177 per U.S.$1.00 on December 31, 2022, which reflected a 7.85% appreciation in the real against the U.S. dollar during 2022. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.8413 per U.S.$1.00 on December 31, 2023, which reflected a 7.8% appreciation in the real against the U.S. dollar during 2023. Although the real appreciated in 2023, there can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

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

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations.  The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions.  We have no control over and cannot predict what measures or policies the Brazilian government may take in the future.  We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

●       expansion and contraction of the Brazilian economy, measured by the gross domestic product growth rates;

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

Economic, health, political, environmental or any other type of crisis that can impact the Brazilian economy can affect the purchasing power of the Brazilian population, which — in turn — can adversely affect us.  Our performance depends on the overall health and growth of the Brazilian economy.  Brazilian GDP growth has fluctuated over the past few years, with a contraction of 3.3% in 2016, followed by growth of 1.3% in 2017, 1.8% in 2018, 1.1% in 2019, a contraction of 4.1% in 2020, a growth of 4.6% in 2021, a growth of 2.9% in 2022, and a growth of 2.9% for the year ended December 31, 2023. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, “IPCA”), which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), Brazilian inflation rates were 4.62%, 5.79% and 10.06%, as of December 31, 2023, 2022 and 2021, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares.  In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates.  For example, the official interest rate in Brazil oscillated from 14.25% as of December 31, 2015 to 6.50% as of December 31, 2018, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil - COPOM). As of August 5, 2020, the SELIC rate target was set at 2.0% p.a. From 2021, COPOM started to gradually increase the interest rate, until it reached 13.75% p.a. on August 3, 2022. Since August 3, 2023, the COPOM has been gradually lowering the interest rate. As of December 31, 2023, the SELIC rate target was 11.75% p.a..

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

Rating agencies started to review Brazil’s sovereign ratings in September 2015.  Subsequently, Brazil lost its investment grade, according to the credit rating reviewed by the three main credit rating agencies.  After an initial downgrade in September 2015, Standard & Poor’s downgraded again from BB-plus to BB and, in January 2018, downgraded Brazil’s sovereign credit rating from BB to BB-minus, in addition to changing the outlook from negative to stable.  In December 2015, Moody’s placed Brazil’s Baa3 issuer and bond rating under review for a downgrade and subsequently downgraded Brazil’s ratings to below investment grade, or Ba2, with a negative outlook.  In April 2018, Moody’s maintained Brazil’s Ba2 rating and changed the outlook from negative to stable.  In December 2015, Fitch downgraded Brazil’s sovereign credit rating to BB- plus, with a negative outlook, and made a further downgrade in May 2016 to BB with a negative outlook, which was maintained in 2017. In February 2018, Fitch further downgraded Brazil’s sovereign credit rating to BB-minus, with a stable outlook, which was maintained in 2022.  In June 2023, Standard & Poor’s raised Brazil’s sovereign credit outlook to positive.

As of the date of this annual report, Brazil’s sovereign credit ratings were BB- positive, Ba2 stable and BB- stable by Standard & Poor’s and Moody’s and Fitch, respectively.  We cannot assure that rating agencies will maintain Brazil’s sovereign credit ratings and any downgrades may adversely affect us.

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
37

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

In addition, our Articles of Association provide that Class B common shares may only be issued pursuant to (i) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (ii) subject to the Class B Shareholder Consent (as defined in our Articles of Association), a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (iii) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership interests in CI&T (following an offer by us to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in CI&T pursuant to our Articles of Association), provided that such rights to purchase additional Class B common shares may only be exercised with Class B Shareholder Consent.

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

As of the date of this annual report, we have 21,365,297 Class A common shares and 113,046,717 Class B common shares outstanding. Our shareholders or entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC.  If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their Class A common shares, the market price of our Class A common shares may decline significantly.  In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A common shares to decline.

We are a Cayman Islands exempted company with limited liability.  The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders of companies incorporated under and governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability.  Our corporate affairs are governed by our Articles of Association, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and by the laws of the Cayman Islands.  The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions.

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

In order to maintain our current status as a foreign private issuer, either (i) more than 50% of the Company’s outstanding shares must be either directly or indirectly owned of record by non-residents of the United States or (ii) (a) a majority of our executive officers or directors may not be U.S. citizens or residents, (b) more than 50% of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States.  If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers.  We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules.  The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.  As a foreign private issuer, we are permitted to, and we will rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors.  This may afford less protection to holders of our Class A common shares.

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

In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of common shares from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders. In July 2017, S&P Dow Jones announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the S&P 500, the S&P MidCap 400, and the S&P SmallCap 600, to exclude companies with multiple classes of shares of common stock, such as ours, from being added to these indices; however, in April 2023, S&P Dow Jones announced its decision that companies with multiple share class structures will be considered eligible candidates for addition to the S&P Composite 1500 and its component indices provided they meet all other eligibility criteria. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and has temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index; however, in October 2018, MSCI announced that equity securities of companies with “unequal voting structures” would be eligible for addition to the ACWI IMI and other relevant indexes. These policies are still relatively new, and it remains unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices in the longer term, but it is possible that they may depress these valuations compared to those of other similar companies that are included. In addition, there can be no assurance that other stock indices will not adopt a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

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

Most of our assets are located in Brazil.  If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real.  Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date (i) of actual payment, (ii) on which such judgment is rendered, or (iii) on which collection or enforcement proceedings are started against us, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date.  The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.

ITEM 4.                        INFORMATION ON THE COMPANY
A.History and Development of the Company

CI&T Software S.A. was founded in 1995 in Brazil and began working with research and development (R&D) companies for software development before expanding to provide technical services to “nearshore” customers. Over the course of more than 29 years of operations, we have demonstrated a strong track record of revenue growth and have grown to provide services to a client list consisting of over 150 large enterprises and fast-growing companies from several industries across the globe.

During this period, we evolved from a niche R&D internet software company operating in Brazil to a global end-to-end digital transformation specialist impacting some of the world’s leading brands by combining digital strategy with customer-centric design and best-in-class software engineering.  From our initial operations mainly in the Brazilian market, we began to work with large companies. We later expanded our business to include development centers located in Brazil and China, to accommodate our clients worldwide. As of December 31, 2023, our clients are located mainly in the United States and Brazil, which accounted for 44% and 41% of our Net revenue for the year ended December 31, 2023, respectively.

In 2019, funds managed by Advent International, or Advent, a global private equity firm and asset manager, raised funds with investors, making a strategic minority investment in CI&T through Advent-Managed Vehicles. Meanwhile, our founders, Cesar Nivaldo Gon, Bruno Guiçardi Neto and Fernando Matt Borges Martins, remained the majority shareholders of the business. This strategic and financial partnership has enabled us to accelerate our global growth strategy, which is focused on increasing market share and brand awareness, attracting new talent, strengthening capabilities and expanding geographically.  With its deep sector expertise, global platform, and operational resources, Advent has helped us build on our strong momentum.

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

In August 2021, we completed the acquisition of Dextra Group, based in Brazil and focused on customized software development, and an expert in combining design methodology, agile development and data science to deliver digital products to its clients.

On November 10, 2021, our Class A common shares began trading on the NYSE under the symbol “CINT” in connection with our initial public offering.

In January 2022, we completed the acquisition of Somo Global Ltd, or Somo, to accelerate our growth in EMEA, the second-largest market for digital services.

In June 2022, we completed the acquisition of Box 1824 Planejamento e Marketing Ltda., a strategic consulting firm headquartered in São Paulo, Brazil, to accelerate our global strategic capabilities.

In September 2022, we completed the acquisition of Transpire Technology Pty Ltd (“Transpire”), an Australian technology consultancy, to enhance our growth in APAC.

In November 2022, we completed the acquisition of NTERSOL Consulting LLC (“NTERSOL”), a U.S.-based digital transformation provider, to expand our financial services expertise in North America.

B. Business Overview

CI&T is a provider of strategy, design and software engineering services to enable digital transformation for some of the world’s largest enterprises and fast-growing companies. As companies race to provide their end-customers with a digital-first experience, our highly talented multidisciplinary teams of strategists, designers and engineers bring a 29-year track record of accelerating business innovations through our end-to-end scalable digital solutions.  Through our collaborative approach, we are deeply embedded within our clients’ organizations helping drive digital transformation in their day-to-day business operations and strategic thinking. We do this at scale with a global presence of over 6,100 professionals spread across nine countries. As a result, many blue-chip companies and fast-growing companies across geographies and industry verticals trust CI&T as their partner for digital transformation.

In recent years, many emerging technologies and market trends, such as mobility, cloud computing, artificial intelligence and hyper-connectivity, have revolutionized and continue to alter how end-users interact with their brands, forcing businesses to redefine engagement models and customer experiences.  As companies across industries seek to transform their businesses, they require specialized engineering and creative talent to design customized, innovative solutions rapidly and at scale.  Many companies and traditional IT outsourcing vendors today often lack the know-how and talent to implement these transformational changes at speed and scale. We believe this dynamic creates an attractive opportunity for a digitally native company like ours to help companies rapidly adapt while meeting the demands of their end customers.

According to the International Data Corporation, or IDC, the digital transformation services market is massive.  While this market encompasses several distinct technology solutions, we focus on application development and deployment, consulting, technology outsourcing, and support of IT systems to enable enterprise-wide digital change.

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

Our Growth Units are industry-agnostic and multidisciplinary, incorporating talent from across the organization to provide clients with holistic solutions.  Growth Units are empowered to focus on the needs of clients and leverage CI&T’s centralized shared services platform for branding, human capital strategy and corporate learning support.  Four to eight multidisciplinary senior leaders comprise an executive leadership team and work together to lead each Growth Unit.  This structure enables our executives to actively manage their teams while staying close to our clients.  Within each Growth Unit, multiple teams of approximately 10 people are dedicated to a specific client or project, typically including a project manager, designers, architects, data scientists, and developers, among others, or the Squads.  Using Dunbar’s number as a guide, when a Growth Unit reaches approximately 400 people, we split it into smaller units to ensure our organization stays flat, agile and collaborative.  Our Growth Units are further supported by our PowerHouses, specialized teams with deep digital competencies that help our clients remain updated with the latest emerging trends and technologies regardless of their sector.  By empowering smaller teams, we have found that our employees remain more engaged and entrepreneurial while we continue to expand our global reach and scale.

Our approach has enabled us to attract numerous blue-chip companies, such as Johnson & Johnson, AB InBev, Nestlé, Google, Itaú Unibanco, Coca-Cola, LifeScan, Audi and Kraft Heinz among many others. While focused on expanding our business in North America and Europe, we believe our deep roots in Latin America, especially in Brazil, benefit our growth strategy given the region’s massive size and heightened demand for digital transformation services. Our end-to-end solutions and collaborative approach allow us to establish deeply embedded, long-term relationships with our clients that in some instances date back over 17 years. We actively help our clients innovate through these trusted relationships while increasing our share of revenues, as demonstrated by our Net Revenue Retention Rate, which is the ratio of  the difference between the Net revenue and the Net revenue generated from new clients in a given year, over Net revenue from the previous year.  Over the last five years, our Net Revenue Retention Rate was 120% on average.

In July 2023, we launched CI&T/FLOW, our groundbreaking AI-powered platform that redefines the very essence of software and digital development. With its comprehensive set of boosters powered by AI, CI&T/FLOW unleashes hyper-productivity, igniting a new level of efficiency and innovation at enterprises.

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

This paradigm shift in business models was underway before the outbreak of the COVID-19 pandemic; however, the pandemic has accelerated the adoption of digital technology to support remote working environments and remote customer engagement. Despite significant budget pressures and cost containment measures, according to IDC, overall investments in digital resiliency increased steadily throughout 2020 and continue to increase as businesses prioritize or accelerate the adoption of cloud computing, collaboration, and digital transformation projects.

Companies have recognized this shift in customer demand and competitive landscape. However, to maximize their investments, organizations must adopt digital technologies to specific products and customer experiences, embedding digital strategies into their operating model to create new value and efficiencies that differentiate them from competitors. This digital journey is not simply a matter of a single process or application, but is the result of iterative development across the entire organization. Notable digital transformation use cases, in terms of global spending, include improving operational efficiency through innovation, scaling and operation, back-office support and infrastructure and enhancing customer experience. According to IDC, global spending on Digital Transformation is expected to approach $3.9 trillion by 2027, with a projected five-year CAGR of 16.1%.

In 2023, numerous companies underwent a significant realignment in their technology investments, focusing on the implementation of artificial intelligence (“AI”) and the integration of AI-enabled products and services. In particular, generative AI (“Gen AI”) has emerged as a key driver of investments in traditional AI solutions, as it enables revenue growth and improved business outcomes. In addition, it plays a critical role in reducing the time and cost associated with use cases related to customer and employee productivity.

According to IDC, expenditures on GenAI solutions are expected to reach $151.1 billion by 2027. This forecast underscores the growing prominence of generative AI as a key driver in shaping the AI investment landscape and its expected significant impact on the technological trajectory of businesses in the coming years.

Despite this potential, many organizations lack the resources or expertise to develop and execute a digital transformation plan. According to IDC, 73% of organizations are still 12 to 24 months away from developing a plan to operationalize their enterprise digital strategies. Faced with these challenges, some organizations have turned to large IT outsourcers for support.  However, most of these providers have an embedded cost-first approach, are burdened with a legacy strategy and are unable to provide clients with digital-first multidisciplinary teams and a holistic digital transformation strategy to clients. These limitations have supported the emergence of a new class of digital-only, such as CI&T.

The CI&T Way: Our Delivery & Growth Model

The CI&T Way is concentrated into three pillars: impact, people and learning.  This approach informs how we deliver end-to-end digital transformation solutions to our clients to enable them to grow and expand their businesses.  We attribute a great part of our success to our proprietary methodology based on three main pillars, which have Environmental, Social and Corporate Governance, or ESG, principles as a foundation:

●	Impact. Combines a results-focused strategy with client-centric design and technical mastery to deliver end-to-end solutions in short 90-day cycles to improve operating and financial results.
●	People. Our employees represent our culture, allowing us to unlock people’s potential and keep them always evolving. Trust is a foundation of our people’s culture with important cornerstones such as: Human First, Power of Choice, Continuous Learning & Developing, Collective Intelligence and Diversity and Inclusion & Respect. We unlock our team’s potential by promoting from within and investing in individualized development plans for each one of our employees while creating an environment of diversity and trust. We have built a lean operation that helps us attract, keep, engage, and motivate talent. We believe this makes us an attractive company for employees and creates an environment that fosters long and rewarding careers, as evidenced by our strong employee engagement and retention levels. We are currently recognized as one of the top employers in our sector by the Glassdoor “Overall rating” and “Recommend to a Friend” indicators, and over the last 17 consecutive years we have been certified as a “Great Place to Work” in Brazil by the GPTW Institute. We also received GPTW certifications in the United States, Canada, Colombia, the UK, Portugal, Japan and Australia.
●	Learning. We manage the business and our people through an Adhocracy model, a decentralized decision-making process that promotes entrepreneurship and autonomy, enabling us to quickly adapt and learn. We believe that the combination of Adhocracy and an attitude of being an “always learning” organization makes us unique. Our growth and delivery model is focused on bringing together multidisciplinary teams that gain a comprehensive view of the client’s challenges and strategic objectives. By leveraging our PowerHouses’ deep domain capabilities and vertical expertise, we support our clients through a multi-year digital transformation journey. As a form of recognition, our Adhocracy managerial approach was featured in a case study at the London Business School in 2020.

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

Through the use of our Squads, Growth Units and PowerHouses, we believe that we can bring together everything that our clients need in terms of digital competencies as we aim to assemble teams that:

(i)	are fluent in the relevant industry verticals;
(ii)	have deep expertise on the lifecycle of digital products;
(iii)	master a wide range of technologies and full-stack digital practices;
(iv)	are well versed in the leadership and culture of agile organizations, to deliver success to our clients; and
(v)	foster physical presence, shoulder-to-shoulder engagement between our clients, executives and local teams to perform critical engineering tasks and complement this on the ground service delivery with nearshore teams in compatible time zones.

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

(i)      Digital Strategy.

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

(ii)    Customer-Centric Design.

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

(iii)  Top-of-the-Line Software Engineering.

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

(i)      Strategies in a Journey

●	Attracting: We aim to attract outsiders to work with us.
●	Belonging: We foster a community of belonging at CI&T.
●	Learning: We are continuously learning and adapting in order to face new challenges and opportunities.

(ii)    Horizontal strategy

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

Sales and Marketing

Our strategy for expanding engagements with current clients and attracting new clients is based on a concept we call “Land & Expand,” which combines pursuing business opportunities with existing clients, landing new businesses through Account Based Marketing actions and traditional marketing, leveraging our strong partnership program with companies such as Google, and turning to our Advisory Growth Boards to provide us with opportunities and introduce us to potential clients.  Over 100 CI&T executives are dedicated to this process, in addition to regular client interactions for engagements.  Under this strategy, we pursue the following:

●	Land new client relationships. We believe there are significant untapped opportunities to win new large enterprises and other fast-growing companies across different industries globally. With an Account Based Marketing, or ABM, approach, we gather creativity, intelligence and data in an engine that transforms leads into new clients by identifying the Ideal Customer Profile, or ICP. Our ABM approach further allows us to understand the ICP’s needs and objectives allowing us to customize the strategic sales pitch that suits their specific needs. In addition to large enterprises, we also work with smaller, fast-growing companies that require a different set of services that allow us to test new offerings and develop new capabilities, or what we call our “muscle builder” strategy for learning and constantly evolving our offerings. We prioritize our efforts to develop business in different regions including North America & Europe, Latin America, and Asia Pacific.
●	Expand existing client relationships. We have a successful track record of leveraging our existing client relationships to add new capabilities and/or help solve new challenges as shown by our five-year average Net Revenue Retention Rate of 120%. As part of our strong culture, we take it upon ourselves to always deliver for our clients and we believe that, as a result, they end up becoming our biggest advocates and promoters over time.
●	Partner relationships. As digital transformation trends take hold across industries, we actively develop new strategic channels and connections that provide us with significant new and ongoing business within our partners’ ecosystems (Google, Acquia, Microsoft, VTEX, Bain & Company etc.). In addition, our close ties with our main shareholder, Advent, has also opened doors to many new opportunities that we are capitalizing on.
●	Advisory Growth Boards. We have established advisory boards, called Growth Boards, comprising seasoned senior executives from different industries and specialties that generate business opportunities to support our go-to-market strategy. Many Growth Board members are former CI&T clients who deeply understand our differentiators and introduce us to and help us target new clients who can benefit from our digital expertise. We have Growth Boards in North America, Europe, and Asia that actively help us onboard new business opportunities.

Clients

Over 150 large enterprises and fast-growing companies trust CI&T as one of their go-to partners for digital transformation.  Our clients are primarily blue-chip enterprises based in the United States and Brazil operating in the financial services, consumer goods, and technology and telecommunications.  We are also focused on growing our client base in other industry verticals, including retail and industrial goods, life sciences and others.  Today, some of our Top 10 clients have been with us for over 17 years.

Our approach has enabled us to attract numerous blue-chip companies, such as Johnson & Johnson, AB InBev, Nestlé, Google, Itaú Unibanco, Coca-Cola, LifeScan, Audi and Kraft Heinz, among many others.  While focused on expanding our business in North America and Europe, we believe our deep roots in Latin America, especially in Brazil, benefit our growth strategy given the region’s massive size and heightened demand for digital transformation services. Our end-to-end solutions and collaborative approach allow us to establish deeply embedded, long-term relationships with our clients that in some instances date back over 17 years.  We actively help our clients innovate throughout these trusted relationships while increasing our share of revenues, as demonstrated by our five-year average Net Revenue Retention Rate of 120%.

Top Clients' share of Revenue

The following table represents the breakdown of our Net revenue based on our top clients:

	Year ended December 31,
	2023	2023		2022
	(in thousands of US$)[1]	(in thousands of Brazilian reais, except for percentages)
Top Clients' share of revenue
Top Client	38,278	185,317	8%	325,505	15%
Top Ten Clients	183,274	887,282	40%	1,079,941	49%
Total Net Revenue	461,336	2,233,466	100%	2,187,710

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

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

	Year ended December 31,
	2023	2022	2021
R$10 million+	50	38	25
R$5 million +	85	78	43
R$1 million +	176	178	94

Clients by Industry Vertical

The following table sets forth a breakdown of Net revenue by industry vertical and as a percentage of our total Net revenue for the years indicated:

	Year ended December 31,
	2023	2023		2022
	(in thousands of US$)[1]	(in thousands of Brazilian reais, except for percentages)
By Industry Vertical
Financial Services	133,655	647,063	29.0%	652,089	29.8%
Consumer Goods	92,658	448,587	20.1%	473,871	21.7%
Technology and Telecommunications	79,997	387,291	17.3%	329,787	15.1%
Retail and Industrial Goods	56,711	274,557	12.3%	307,995	14.1%
Life Sciences	51,027	247,038	11.1%	274,353	12.%
Others	47,287	228,930	10.3%	149,615	6.8%
Total Net Revenue	461,336	2,233,466	100%	2,187,710	100%

(1)	For convenience purposes only, amounts in reais for the period ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

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

CI&T has been a signatory of the UN Global Compact since July 2021, which is an initiative with a special focus on reducing inequality and creating economic development through business. On December 31, 2023, we reached 50.3% of representation in our teams by the following groups: women, people of color, people from the LGBTQIAP+ community and people with disabilities.

We also have made progress towards our gender diversity goals and have increased the representation of women across our teams from 22% in 2018 to 29.2% in 2023. In addition, we have been increasing the percentage of women in our top leadership from 20% in 2018 to 24.3% in 2023. These indicators include the acquired companies.

In March 2024, we adopted our Environmental Policy, which provides guidance on the principles that we intend to uphold to minimize our impact across various relevant areas, including climate, waste and water, energy,  as well as our relationships with customers and suppliers. This policy is public on the company's website.

To oversee these initiatives, we have committees with regular meetings ranging from CI&T’s board of directors to the regional action groups consisting of employees who voluntarily engage with these actions.

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

Regulatory Overview

Data protection and privacy

Not only our employees' data, but also the customer data that our platform uses collects, stores, transmits, and processes to run our business is an integral part of our business model.  As a result, our compliance with federal, state and foreign laws and regulations dealing with the use, collection, storage, transmission, disclosure, disposal and other processing of personal data is core to the operation of our business.  Regulators worldwide have adopted or proposed requirements regarding the collection, use, transfer, security, storage, destruction, and other processing of personal data.  The applicability of these laws and regulations to us, and their scope and interpretation, are constantly evolving, often uncertain, and may conflict between jurisdictions, and we anticipate the number of data privacy laws and the scope of individual data privacy and protection rights will increase, and as a result, the associated compliance burdens and costs could increase in the future.  It may be costly to implement security or other measures designed to comply with these laws and regulations, as well as any new or updated laws or regulations.  Any actual or perceived failure to safeguard data adequately, destroy data securely, or otherwise comply with the requirements of these laws and regulations, may subject us to litigation, regulatory investigations or enforcement actions under federal, state or foreign data security, unfair practices or consumer protection laws and contractual penalties, and result in monetary damages, damage to our reputation or adversely affect our ability to retain customers or attract new customers.

A number of the jurisdictions in which we operate have adopted or are considering adopting data protection and privacy laws and regulations, including, among others, Brazil, the United States, the European Union,  the United Kingdom, China and Japan.

Brazil

In August2020, Brazilian Federal Law No. 13,709/2018, the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais), or LGPD, came into effect to regulate the processing of personal data in Brazil.  The LGPD establishes general principles, obligations and detailed rules to be observed by individuals or public or private companies in operations involving the processing of personal data in Brazil, including the collection, use, processing and storage of personal data, which affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is processed, whether in a digital or physical environment.  The LGPD provides for, among others, the rights of holders of personal data, the legal bases applicable to the processing of personal data, the requisites for obtaining consent, the obligations and requisites related to security incidents and leakages and transfers of data, either Brazilian or international, as well as the creation of the National Authority for Data Protection (Autoridade Nacional de Proteção de Dados), or ANPD, responsible for the inspection, promotion, disclosure, regulation, the establishment of guidelines and application of the law.

In case of non-compliance with the LGPD, we are subject to administrative sanctions applicable by the ANPD from August 1, 2021 onwards, on an isolated or cumulative basis, that can range from a warning, obligation to disclose incidents, temporary blocking and/or elimination of personal data related to the infraction, a fine of up to 2.0% of our revenue, or revenue of the company or group of companies in Brazil for the last fiscal year, excluding taxes, up to the global amount of R$50 million per violation, a daily fine, up to the aforesaid global limit, suspension of the operation of the database related to the infraction for a maximum period of six months, which can be extended for an equal period, until the regularization of the processing by the controlling shareholder, suspension of activities related to the processing of personal data related to the infraction for a period of six months, which can be extended for an equal period, and partial or total prohibition to exercise activities related to data processing.

The imposition of the administrative sanctions of the LGPD does not prevent the imposition of administrative sanctions set forth by other laws that address issues related to data privacy and protection, such as the Brazilian Code of Consumer Defense and the Brazilian Civil Rights Framework for the Internet.  These administrative sanctions can be applied by other public authorities, such as the Attorney General’s Office and consumer protection agencies.  We can also be subject to civil liabilities for indemnifications related to the violation of these laws.

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

United States

In the United States, various laws and regulations apply to the security, collection, storage, use, disclosure and other processing of certain types of data. In 2020, California enacted the  California Consumer Privacy Act, or CCPA. The CCPA marked the beginning of the first comprehensive consumer privacy law in a U.S. state. Since then, an increasing number of states have enacted or are in the process of enacting comprehensive consumer privacy laws. All 50 states have enacted laws requiring consumers to be notified  of a security breach involving their personal information. The CCPA continues to be used as a benchmark, as compliance with California's stringent requirements often leads to compliance with similar standards in other states. The state's privacy and data security laws are extensive and cover diverse areas, with many statutes addressing multiple topics. The CCPA establishes a privacy framework for covered businesses, including a broad definition of personal information and data privacy rights for California residents. Among other requirements, the CCPA grants consumers the right to know what personal information businesses collect about them, the right to request deletion of that information, and the right to opt out of the sale of their personal information. The CCPA also requires businesses to disclose information about their data practices, provide equal service and price regardless of privacy choices, and enhance safeguards for the personal information they handle. In addition, in November 2020, California voters passed the California Privacy Rights Act, or CPRA, which added additional privacy compliance requirements to the CCPA and established a regulatory agency to enforce those requirements.

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

On October 29th, 2021, our Board of Directors adopted the CI&T Anti-corruption Policy, which is applicable to CI&T Inc and all of its subsidiaries. This policy is publicly available on our website.

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

We benefit from certain tax incentives in Brazil. For example, Brazilian Law No. 12.546/2011, enacted as part of the Brazilian Federal Government’s program called “Plano Brasil Maior,” currently grants tax benefits regarding social security contributions levied on the company’s payroll.  This tax benefit authorizes us to calculate and collect social security contributions based on 4.5% of our gross revenues, instead of 20% of salaries on our payroll, reducing our social security burden.  This program is expected to expire by the end of 2027, and thereafter, we will be required to calculate and collect social security contributions based on our payroll, which will increase our tax burden and reduce our margins. There can be no assurance that we will continue to be able to benefit from such a program.

Another example is the benefits provided by Brazilian Law No. 11,196/2005, which currently grants tax benefits to companies that invest in research and development, provided that some requirements are met, which reduces our annual corporate income tax expense.  If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be adversely affected.  In Brazil, our activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços, or ISS).  Any increases in ISS rates could also harm our profitability.  Furthermore, Brazilian governmental authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the recent economic downturn in Brazil and also in order to simplify the tax system.  If these proposals are enacted they may harm our profitability by increasing our tax liabilities, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows.  Tax rules in Brazil, particularly at the local level, can change sometimes at short notice given the dynamics allowed by the tax legislation system based on a combination of voting, sanction and veto powers from the many legislators.  Additionally, the Brazilian tax system is quite complex and requires substantial compliance costs, time and effort from companies operating in Brazil.  Despite the fact that the company applies all the proper efforts to manage its tax obligations, we may not always be timely aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations, which may result in additional tax assessments and penalties for our company.

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

Before the consummation of our initial public offering, existing shareholders of CI&T Brazil contributed all of their shares in CI&T Brazil to our wholly-owned subsidiary CI&T Delaware, and subsequently contributed their shares of CI&T Delaware to us, or the Contribution.  In return for this Contribution, we issued 121,086,785 new Class B common shares to the existing shareholders of CI&T Brazil in a one to 68.14 exchange for the shares of CI&T Brazil indirectly contributed to us.  As a result, CI&T Brazil is our indirect wholly-owned subsidiary as of the consummation of the Contribution.  After accounting for the Contribution and the new 11,111,111 Class A common shares that were issued and sold by us in our initial public offering and the 3,888,889 Class A Common shares sold by the selling shareholders, including through the exercise of the over-allotment option, we had a total of 132,197,896 common shares issued and outstanding immediately following the offering, of which, 117,197,896 were Class B common shares beneficially owned by our pre-IPO shareholders, and 15,000,000 were Class A common shares beneficially owned by investors purchasing in the IPO and as of December 31, 2021.

Organizational Chart

A simplified organizational chart showing our corporate structure as of December 31, 2023 is shown below:

In 2024, we intend to implement a corporate reorganization to simplify the corporate structure of our subsidiaries in Australia and in the UK.

Corporate Information

Our principal executive office is located at Estrada Giuseppina Vianelli De Napoli, 1455 – Bl. C, pavimento superior, Globaltech, Zip Code: 13086-530, Campinas — state of São Paulo, Brazil.  Our telephone number at this address is +55 19 21024500.

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

ITEM 4.                        UNRESOLVED STAFF COMMENTS

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

A.Operating Results.

Factors Affecting Our Results of Operations

We believe that the trends affecting our performance for historical periods and future periods include the following key factors:

●	High global demand for digital transformation services: Demand for digital transformation services has increased in recent periods. Many of our key clients which had previously invested in digital transformation projects, accelerated their investment in initiatives to digitize legacy applications and processes and increase the efficiency of their customer interactions as the COVID-19 pandemic led to an accelerated adoption of digital technology to support remote working environments and remote customer engagement. The rate at which such demand continues to grow and is sustained will be a key driver of our growth.
●	Ability to recruit and retain talent: Our ability to attract and retain highly skilled IT professionals is key. In order to sustain our growth, we must attract and retain a large number of highly skilled and talented IT professionals. Our business is people-driven and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals in our delivery. We believe that there is significant competition for technology professionals in the geographic regions in which we operate and that such competition is likely to continue for the foreseeable future.
In addition, other significant factors affecting our performance and results of our operations include:
●	The impact of macroeconomic uncertainty and global geopolitical tensions, including associated with the war in Ukraine and related economic sanctions imposed over Russia as a result of the ongoing conflict;
●	The impact of pandemics, epidemics or disease outbreaks (such as the COVID-19 pandemic) on the global macroeconomic environment (including how long and how deeply it will generate economic uncertainty and reduced economic activity);
●	Economic growth rates in the industries and countries in which our clients operate, as well as their impact on our client’s expenditures on digital services;
●	Economic, health, political, social and environmental policies and development in the countries we operate, particularly in Brazil and in the United States, where most of our clients are based;
●	Wage rates and operating costs in the countries where we operate, particularly in Brazil and the United States, where most of our employees are based;
●	Changes in foreign exchange rates, particularly fluctuations in exchange rates between the U.S. Dollar and the Brazilian Real, Euro, British Pound, Australian Dollar, Yen and Yuan;
●	Our ability to retain existing clients, as well as to increase our revenue from existing clients pursuant to the expansion of services provided to them;
●	Our ability to attract new clients;
●	Our ability to maintain favorable pricing;
●	Our ability to expand and deepen the quality, range and diversity of our portfolio of service offerings while maintaining excellent quality standards;
●	Our ability to maintain adequate resource utilization rates and productivity levels;
●	Our ability to maintain and strengthen a strong brand and corporate reputation;
●	Our ability to continuously innovate, and continuously remain at the forefront of emerging technologies and related market trends; and
●	Our ability to identify, integrate and effectively manage future acquisitions.
Please refer to “Risk Factors” for additional information on factors that may affect our results of operations.
58

Components of Results of Operations

The following is a summary of the principal components comprising consolidated statements of profit or loss.

Net revenue

In accordance with our strategy, we analyze revenue results by industry vertical, geography, and client concentration.

Net revenue by Industry Vertical

We provide technology services to enterprises in a range of industry verticals including Financial Services, Consumer Goods, Technology and Communications, Retail and Industrial Goods, Life Sciences, among others.

Net Revenue by Geography

We present our Net revenue by geographic market based on the location where the sale was made. Our Net revenue derives from three main geographic regions: North America (primarily from the United States), Europe (primarily from the United Kingdom), Latin America (primarily from Brazil), and Asia Pacific (primarily from Japan, Australia and China).

Net revenue by client concentration

We present our Top clients’ revenue share by aggregating the Net revenue from our top client and top ten clients by the amount and as a percentage of our Net revenue for the periods indicated.

Cost of services provided

Our cost of services provided includes employee expenses and non-reimbursable project-related costs.  Within employee expenses, we have salaries, benefits, payroll taxes, and training and development costs.  The non-reimbursable project-related costs include short-term lease agreements and depreciation of machinery and equipment, as well as the amortization of software and intangible assets.

Operating expenses net

Our operating expenses, net, include (i) selling expenses, (ii) general and administrative expenses, (iii) research and technological innovation expenses, (iv) impairment loss on trade receivables and contract assets, and (v) other expenses.  Selling expenses are composed primarily of sales and marketing expenses.  General and administrative expenses include expenses for personnel that provide services that are not allocated into specific projects, real property short-term lease agreements, and additional expenses related to the maintenance of such real property, depreciation of machinery and equipment related to such real property, as well as the amortization of software and intangible assets.

Net finance costs

Our finance income consists of income from financial investments, foreign-exchange gains, gains on derivatives, interest received, and other finance income. Our finance costs are mainly related to interest and charges on loans and leases, exchange variation losses, loss on derivatives, commissions and brokerage, negative monetary variation and other finance costs.

Income taxes

Income tax expenses consist primarily of income taxes current and deferred, in certain foreign jurisdictions where we conduct business. The current and deferred income taxes are calculated on the basis of the tax laws enacted at the end of the reporting period in the countries where we operate and generate taxable income. In our subsidiary in Brazil, the tax rate is 34%; in our subsidiaries in the United States, the federal tax rate is 21%; in our subsidiary in Canada, the tax rate is 26.5%; in our subsidiary in Japan, the tax rate is 23.2%; in our subsidiary in China, the tax rate is 25%; in our subsidiary in Australia, the tax rate is 26%; in our subsidiaries in the United Kingdom, the tax rate is 19%; in our subsidiary in Portugal, the tax rate is 21% and in our subsidiaries in Colombia, the tax rate is 35%.

Consolidated Results of Operations

The Consolidated Financial Statements for the year ended December 31, 2022 have been restated to reflect the correction of certain errors identified by us. See note 30 - Correction of errors to the  financial statements included elsewhere in this annual report.

Year ended December 31, 2023 compared to the year ended December 31, 2022 (restated)
	Year ended December 31,
	2023	2023	2022	Var.%
		(restated)
	(in thousands of US$)(1)	(in thousands of Brazilian reais, except for percentages)
Net revenue	461,336	2,233,466	2,187,710	2.1%
Costs of services provided	(307,302)	(1,487,742)	(1,425,219)	4.4%
Gross Profit	154,034	745,724	762,491	-2.2%
Selling, general, administrative and other expenses (2)	94,746	(458,692)	(488,244)	-3.3%
Impairment loss on trade receivables and contract assets	(321)	(1,556)	(329)	372.9%
Operating profit before net finance costs and income tax expense	58,967	285,476	273,918	4.2%
Finance income	15,542	75,245	172,996	-56.5%
Finance costs	(31,278)	(151,426)	(246,642)	-38.9%
Net finance costs	(15,736)	(76,181)	(73,646)	3.4%
Profit before income tax	43,231	209,295	200,272	4.5%
Income tax expense (3)	(15,847)	(76,722)	(104,562)	-26.6%
Net profit for the year	27,384	132,573	95,710	38.5%

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.
(2)	Includes for the years ended December 31, 2023 and 2022, respectively, selling expenses of R$173,643 thousand and R$163,871 thousand, general and administrative expenses of R$290,499 thousand and R$315,915 thousand, and other income (expense) of R$5,450 thousand and R$(8,458) thousand.
(3)	Includes for the years ended December 31, 2023 and 2022, respectively, current income tax and social contribution expenses of R$34,536 thousand and R$59,570 thousand and deferred income tax expenses of R$42,186 thousand and R$44,992 thousand.
Net revenue

Our main source of revenue comes from offering technology services to primarily medium and large-sized companies worldwide. Net revenue in 2023 was R$2,233,466 thousand, representing an increase of R$45,756 thousand, or 2.1%, from R$2,187,710 thousand in 2022. The increase was mainly due to an expansion of our contracts with our clients that generates more than R$10.0 million in revenue per annum, which increased from 38 clients in 2022 to 50 clients in 2023. This effect was partially offset by a reduction in revenue from our top client, due to our top client's decision to decrease the scope of our existing contract.

We provide below the breakdown of our net revenue by industry vertical, geography, and client concentration.

Net revenue by industry vertical

The following table sets forth a breakdown of Net revenue by industry vertical and as a percentage of our total Net revenue for the years indicated:

	Year ended December 31,
	2023	2023		2022
	(in thousands of US$)(1)	(in thousands of Brazilian reais, except for percentages)
By Industry Vertical
Financial Services	133,655	647,063	29.0%	652,089	29.8%
Consumer Goods	92,658	448,587	20.1%	473,871	21.7%
Technology and Telecommunication	79,997	387,291	17.3%	329,787	15.1%
Retail and Industrial Goods	56,711	274,557	12.3%	307,995	14.1%
Life Sciences	51,027	247,038	11.1%	274,353	12.5%
Others	47,287	228,930	10.3%	149,615	6.8%
Total Net Revenue	461,336	2,233,466	100%	2,187,710	100%

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.8413 to US$1.0000, the commercial selling rate for U.S. dollars as of December 31, 2023, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Net revenue by geography

The following table sets forth a breakdown of net revenue by geographic region and as a percentage of our total Net revenue for the years indicated:

	Year ended December 31,
	2023	2023		2022
	(in thousands of US$)(1)	(in thousands of Brazilian reais, except for percentages)
By Geography
North America	201,943	977,663	43.8%	923,174	42.2%
Europe	46,413	224,698	10.1%	205,992	9.4%
Latin America	191,038	924,874	41.4%	975,948	44.6%
Asia Pacific	21,943	106,231	4.8%	82,596	3.8%
Total Net revenue	461,336	2,233,466	100%	2,187,710	100%

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Net revenue by client concentration

The following table sets forth the Net revenue derived from our Top Client and Top Ten Clients by Net revenue and as a percentage of our total Net revenue for the periods indicated:

	Year ended December 31,
	2023	2023		2022
	(in thousands of US$)(1)	(in thousands of Brazilian reais, except for percentages)
Top Clients' share of revenue
Top Client	38,278	185,317	8%	325,505	15%
Top Ten Clients	183,274	887,282	40%	1,079,941	49%
Total Net Revenue	461,336	2,233,466		2,187,710

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

We generate a significant portion of our net revenue from our ten largest clients. Revenue from our top client reduced to R$185,317 thousand in 2023 from R$325,505 thousand in 2022, due to a decrease in the scope of our contract with our top client As a result, the revenue share from our top client reduced to 8% in 2023 from 15% in 2022.

Revenue from our top ten clients reduced to R$887,282 thousand in 2023 from R$1,079,941 thousand in 2022, mainly due to the reduction in revenue from our top client described above. The share of revenue from our top ten clients reduced from 49% in 2022 to 40% in 2023.

Costs of services provided

Costs of services provided for 2023 amounted to R$1,487,742 thousand, an increase of R$62,523 thousand, or 4.4%, from R$1,425,219 thousand in 2022.

The increase in costs of services provided was mainly due to personnel expenses, which increased 4.3% to R$1,352,623 thousand in 2023, from R$1,297,342 thousand in 2022, due to an increase of salaries paid in U.S. dollars or Australian dollars, as a result of the acquisitions of Ntersol in the US and Transpire in Australia in 2022, partially offset by lower profit-sharing expenses.

Additionally, our costs of services provided also increased as a result of the share-based compensation grants we made in 2023, which increased to R$13,842 thousand from R$4,235 million, in 2022.

Gross profit

As a result of the foregoing, gross profit for 2023 was R$745,724 thousand, an increase of 2.2% from R$762,491 thousand for 2022.

Operating expenses, net

Operating expenses decreased by R$28,325 thousand, or 5.8%, to R$460,248 thousand in 2023, from R$488,573 thousand in 2022, due to a decrease in general and administrative expenses and other expenses, partially offset by the increase in selling expenses.

Selling expenses increased by R$9,772 thousand, or 6.0%, to R$173,643 thousand in 2023, from R$163,871 thousand in 2022. This increase was mostly driven by an increase in share-based compensation expenses of R$ 10,508 thousand, from revaluation of plans already in force in 2022, partially offset by lower personnel expenses, which were reduced by R$ 2,789 thousand, due to lower profit-sharing expenses.

General and administrative expenses decreased by R$25,416 thousand, or 8.0%, to R$290,499 thousand in 2023, from R$315,915 thousand in 2022. This decrease was driven by (i) a R$15,995 thousand reduction in consulting expenses related to acquisitions occurred in 2022; (ii) a reduction in post-acquisition expenses of R$15,195 thousand related to retention packages paid in 2022; and (iii) a decrease in personnel expenses of R$10,053 thousand primarily due to lower profit-sharing expenses. These effects were partially offset by an increase of R$20,997 thousand in expenses associated with severance payments made to senior employees from acquired companies.

Other income (expenses) net was an income of R$5,450 thousand in 2023 compared to an expense of R$8,458 thousand in 2022. This variation was mainly due to  (i) a decrease of R$7,810 thousand in other post-acquisition expenses, which include fair value adjustment on account payable for business acquired and acquisition price adjustments;  and (ii) a reversal of R$2,866 thousand of provision relative to the re-imposition of Social Security Contribution on Gross Revenue in Brazil.

Operating profit before net finance costs and income tax expense

As a result of the foregoing, operating profit before net finance costs and income tax expense for 2023 was R$285,476 thousand, an increase of R$11,558 thousand, or 4.2%, from R$273,918 thousand for 2022.

Net finance costs

In 2023, net finance costs increased by R$2,535 thousand, or 3.4%, to R$76,181 thousand in 2023, from R$73,646 thousand in 2022, mainly due to; (i) an increase of R$9,704 thousand in interest and charges on loans and leases, as a result of higher interest rates in the market; and; (ii) a negative foreign exchange rate impact of R$8,175 thousand in 2023, compared to a positive impact of R$4,574 thousand in 2022 due to the Brazilian Real appreciation against the U.S. dollar in the period. This increase in our net finance costs was partially offset by an increase in our net derivative gains to R$14,735 thousand in 2023, from  R$10,289 thousand in 2022.

Profit before income tax

As a result of the foregoing, profit before income tax was R$209,295 thousand in 2023, an increase of 4.5%, compared to R$200,272 thousand in 2022.

Income tax expense

Income tax expense was R$76,722 thousand in 2023, a decrease of 27%, compared to R$104,562 thousand in 2022. This decrease was primarily attributable to lower non-deductible expenses, including post-acquisition expenses, and an increase in deductible expenses, such as the business restructuring associated with senior employees' termination from acquired companies.

Net profit for the year

As a result of the foregoing, our net profit for 2023 was R$132,573 thousand, an increase of 38.5% compared to a net profit of R$95,710 thousand recorded in 2022.

Year ended December 31, 2022 (restated) compared to the year ended December 31, 2021

	Year ended December 31,		Var.%
	2022	2021
	(restated)
	(in thousands of Brazilian reais, except for percentages)
Net revenue	2,187,710	1,444,380	51.5%
Costs of services provided	(1,425,219)	(935,732)	52.3%
Gross Profit	762,491	508,648	49.9%
Selling, general, administrative and other expenses (1)	(488,244)	(263,545)	85.3%
Impairment loss on trade receivables and contract assets	(329)	(497)	-33.8%
Operating profit before net finance costs and income tax expense	273,918	244,606	12.0%
Finance income	172,996	69,816	147.8%
Finance costs	(246,642)	(104,048)	137.0%
Net finance costs	(73,646)	(34,232)	115.1%
Profit before income tax	200,272	210,374	-4.8%
Income tax expense (2)	(104,562)	(84,417)	23.9%
Net profit for the year	95,710	125,957	-24.0%

(1)	Includes for the year ended December 31, 2022, selling expenses of R$163,871 thousand, general and administrative expenses of R$315,915 thousand, and other expenses of R$8,458 thousand. Includes for the year ended December 31, 2021, selling expenses of R$89,654 thousand, general and administrative expenses of R$151,681 thousand, research and technological innovation expenses of R$4 thousand, and other expenses of R$22,206 thousand
(2)	Includes for the year ended December 31, 2022, current income tax and social contribution expenses of R$59,570 thousand and deferred income tax expenses of R$44,992 thousand. Includes for the year ended December 31, 2021, current income tax and social contribution expenses of R$ 95,375 thousand and a deferred tax benefit of R$10,958 thousand.

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

Net revenue by industry vertical

The following table sets forth a breakdown of Net revenue by industry vertical and as a percentage of our total Net revenue for the years indicated:

	Year ended December 31,
	2022		2021
	(in thousands of Brazilian reais, except for percentages)
By Industry Vertical
Financial Services	652,089	29.8%	494,189	34.2%
Consumer Goods	473,871	21.7%	370,152	25.6%
Technology and Telecommunication	329,787	15.1%	170,296	11.8%
Retail and Industrial Goods	307,995	14.1%	145,846	10.1%
Life Sciences	274,353	12.5%	197,286	13.7%
Others	149,615	6.8%	66,611	4.6%
Total Net Revenue	2,187,710	100%	1,444,380	100%

Net revenue by geography

The following table sets forth a breakdown of net revenue by geographic region and as a percentage of our total Net revenue for the years indicated:

	Year ended December 31,
	2022		2021
	(in thousands of Brazilian reais, except for percentages)
By Geography
North America	923,174	42.2%	664,858	46.0%
Europe	205,992	9.4%	28,148	1.9%
Latin America	975,948	44.6%	701,206	48.5%
Asia Pacific	82,596	3.8%	50,168	3.5%
Total Net Revenue	2,187,710	100%	1,444,380	100%

Net revenue by client concentration

The following table sets forth the Net revenue derived from our Top Client and Top Ten Clients by Net revenue and as a percentage of our total Net revenue for the periods indicated:

	Year ended December 31,
	2022		2021
	(in thousands of Brazilian reais, except for percentages)
Top Clients' share of revenue
Top Client	325,505	14.9%	283,311	19.6%
Top Ten Clients	1,079,941	49.6%	913,890	63.3%
Total Net Revenue	2,187,710		1,444,380

We generate a significant portion of our net revenue from our ten largest clients. We reduced the share of net revenue from our top ten clients to 49% in 2022 compared to 63% in 2021, mainly as a result of the addition of 84 new clients with revenue above R$1 million each and the acquisitions of Somo, Box 1824, Transpire and NTERSOL in 2022, which contributed to the dilution of the revenue share from our top ten clients.

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

Other expenses decreased to an expense of R$8,458 thousand in 2022 from an expense of R$22,206 thousand in 2021, mainly explained by the recognition of certain expenses in 2021 which did not reoccur in 2022, namely impairment of intangible assets related to the Dextra acquisition in the amount of R$21,895 thousand in 2021, and IPO expenses in the amount of R$2,220 thousand in 2021.

Operating profit before finance costs

As a result of the foregoing, operating profit before net finance costs for 2022 was R$273,918 thousand, an increase of R$29,312 thousand, or 12.0%, from R$244,606 thousand for 2021.

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

Income tax expense

Income tax expense was R$104,562 thousand in 2022, an increase of 24%, compared to R$84,417 thousand in 2021. This increase was primarily due to higher expenses such as post-acquisition expenses, depreciation and amortization, and exchange variations in non-taxable jurisdiction, where the tax rate is zero.

Net profit for the year

As a result of the foregoing, our net profit for 2022 was R$95,710 thousand, a decrease of 24%, compared to R$125,957 thousand in 2021.

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

3Adjusted Gross Profit and Adjusted Gross Profit Margin

We use Adjusted Gross Profit as the main key performance indicator (“KPI”) for monitoring the operational performance of our projects.  In calculating Adjusted Gross Profit, we exclude costs and expenses which do not relate to the direct management of our services (depreciation and amortization related to costs of services provided, and share-based compensation expenses). These adjustments are applied in order to allow us to evaluate the profitability of a project or customer reflecting only the outcome under the direct management of the project managers, and to assist us and our project managers in evaluating risks and opportunities associated with potential contract renewals or renegotiations with customers for existing and future projects.

We calculate Adjusted Gross Profit as Gross profit, adjusted to:

●	exclude costs and expenses that are not related to the direct management of our services (depreciation and amortization costs related to costs of services provided); and
●	exclude share-based compensation expenses.

In addition, we also monitor Adjusted Gross Profit Margin, which is Adjusted Gross Profit divided by Net revenue. Adjusted Gross Profit Margin is a useful metric of our profitability and allows us to have a view of the profitability, on a percentage point basis, that we expect to derive from different projects and clients.

Adjusted EBITDA and Adjusted EBITDA Margin

We also regularly monitor Adjusted EBITDA and Adjusted EBITDA Margin.

We calculate Adjusted EBITDA, as Net Profit, plus net finance costs, income tax expense, depreciation and amortization, plus:

●	share-based compensation expenses (for additional information, see note 23 to our audited consolidated financial statements);
●	government grants related to tax reimbursements in our Chinese subsidiary (for additional information, see note 23.1 to our audited consolidated financial statements);
●	acquisition-related expenses: fair value adjustment on accounts payable for business combination, consulting expenses and retention packages; and
●	business restructuring expenses, associated with severance payments made to senior employees from acquired companies.

We make these adjustments to isolate our operating results in a given period, in order to verify whether we are being efficient in generating operating profits, how much of our Net profit is being consumed by operating costs, and how much is reverting to operating profitability.

In addition, we also monitor the Adjusted EBITDA Margin, which is Adjusted EBITDA divided by Net revenue for the same period. Adjusted EBITDA Margin allows us to compare and track operating profitability for different periods.

Adjusted Net Profit for the year and Adjusted Net Profit Margin for the year

We regularly monitor our Adjusted Net Profit for the year and Adjusted Net Profit Margin for the year. We calculate Adjusted Net Profit for the year by excluding certain impacts on Net profit for the year.

We calculate Adjusted Net Profit as Net Profit, plus:

●	acquisition-related expenses: amortization of intangible assets from acquired companies, fair value adjustment on accounts payable for business acquired, consulting expenses and retention packages;
●	business restructuring expenses, associated with severance payments made to senior employees from acquired companies.
●	the income tax effects on non-IFRS adjustments.

We monitor the Adjusted Net Profit Margin for the year, which is Adjusted Net Profit for the period divided by Net revenue. Adjusted Net Profit Margin for the year is a useful metric since it allows us to have a view of profit creation efficiency regardless of changes in the scale of Net profit for different years.

Net Revenue at Constant Currency and Net Revenue Increase at Constant Currency

We monitor our Net Revenue at Constant Currency and Net Revenue Increase at Constant Currency.  As the impact of foreign currency exchange rates is highly volatile and difficult to predict, we believe Net Revenue at Constant Currency and Net Revenue Increase at Constant Currency allow us to better understand the underlying business trends and performance of our ongoing operations on a period-over-period basis by eliminating the effect of fluctuations in the exchange rates we use in the translation of our Net revenue in foreign currencies into Brazilian reais. We calculate Net Revenue at Constant Currency and Net Revenue Growth at Constant Currency by translating Net Revenue from entities reporting in foreign currencies into Brazilian reais using the comparable foreign currency exchange rates  from the prior period. For example, the comparable rates in effect for the fiscal year ended December 31, 2022 were used to convert revenue for the fiscal year ended December 31, 2023, rather than the actual exchange rates in effect during the respective period.

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

	Net revenue increase % (2)	Year ended December 31,
		2023	2022
		(in thousands of Brazilian reais)
Net Revenue (as reported)	2.1%	2,233,466	2,187,710
Net Revenue at Constant Currency(1)	4.1%	2,277,403	2,187,710

(1)	We calculate Net Revenue at Constant Currency and Net Revenue Increase at Constant Currency by translating Net revenue from entities reporting in foreign currencies into Brazilian reais using the comparable foreign currency exchange rates from the prior period. The annual average rates in effect for the fiscal year ended December 31, 2022 that were used to calculate Net Revenue at Constant Currency for the fiscal year ended December 31, 2023 and 2022 were 5.1655 Brazilian reais to U.S. dollars, 3.5863 Brazilian reais to Australian dollars, 3.9705 Brazilian reais to Canadian dollars, 0.7686 Brazilian reais to renminbi, 5.4420 Brazilian reais to euros, 6.3867 Brazilian reais to British pounds and 0.0395 Brazilian reais to Japanese yen.
(2)	Net revenue increase is the percentage increase in Net revenue or Net Revenue at Constant Currency, as applicable from one period to the following comparable period, as measured using Net revenue (as reported) or Net Revenue at Constant Currency, as applicable.
The following table presents a reconciliation of Adjusted Gross Profit, Adjusted EBITDA, Adjusted Net Profit for the period, as well as their respective margins, to the most comparable IFRS measure for each such metric:
	Year ended December 31,
	2023	2023	2022
		(restated)
	(in thousands of US$)(1)	(in thousands of Brazilian reais)
Net revenue	461,336	2,233,466	2,187,710
Reconciliation of Adjusted Gross Profit
Gross Profit	154,034	745,724	762,491
Adjustments
Depreciation and amortization (cost of services provided)	7,426	35,953	40,968
Share-based compensation	2,859	13,842	4,235
Adjusted Gross Profit	164,319	795,518	807,694
Adjusted Gross Profit Margin	35.6%	35.6%	36.9%
Reconciliation of Adjusted EBITDA
Net profit for the year	27,384	132,573	95,710
Adjustments
Net finance costs	15,736	76,181	73,646
Income tax expense	15,847	76,722	104,562
Depreciation and amortization	19,254	93,213	94,558
Share-based compensation	5,808	28,116	5,486
Government grants	(192)	(931)	(1,141)
Acquisition-related expenses (2)	1,071	5,184	44,652
Business restructuring	4,337	20,997	-
Adjusted EBITDA	89,244	432,056	417,473
Adjusted EBITDA Margin	19.3%	19.3%	19.1%
Reconciliation of Adjusted Net Profit
Net profit for the period	27,384	132,573	95,710
Adjustments
Acquisition-related expenses(3)	10,476	50,717	87,721
Business restructuring	4,337	20,997	-
Tax effects on Non-IFRS adjustment	(2,136)	(10,341)	(13,970)
Adjusted Net profit for the year	40,061	193,946	169,460
Adjusted Net profit Margin for the year	8.7%	8.7%	7.7%

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been, or could be converted at that or any other exchange rate.
(2)	Include present value and fair value adjustments on accounts payable for business acquired, consulting expenses, and retention packages.
(3)	Includes amortization of intangible assets from acquired companies totaling (R$45,533) thousand in 2023 and (R$43,069) thousand in 2022, present value and fair value adjustment on accounts payable for business acquired, consulting expenses and retention packages.
67

B. Liquidity and Capital Resources

As of December 31, 2023, we had R$211,638 thousand in cash and cash equivalents and R$3,164 thousand in financial investments.

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

We believe that our cash and cash equivalents (in the amount of R$211,638 thousand as of December 31, 2023), and financial investments (in the amount of R$3,164 thousand as of December 31, 2023) will be adequate to meet our capital expenditure requirements and liquidity needs in 2024.

We have R$112,719 thousand in loans and borrowings maturing in 2024. We have non-current loans and borrowings of R$614,744 thousand, of which R$168,738 thousand will mature in 2025, and R$446,006 thousand will mature up to 2028. We believe that the cash generated from operations, new borrowings in the financial and capital markets, or additional equity issuance will be adequate to meet our capital expenditure requirements and liquidity needs for the next twelve months.

As of December 31, 2023, 71% of our cash and cash equivalents are held in U.S. dollars and Brazilian reais, with the remaining 29% held in Australian dollars, euros, British pounds, Canadian dollars, Chinese Yuan and Japanese yen based on the relevant subsidiary. Additionally, as of December 31, 2023, we had R$3,164 thousand in financial investment in U.S. dollars and British pound , presenting immediate liquidity.

We aim to maintain adequate liquidity levels at each of our subsidiaries, based on the cash generated from operating activities and borrowings from private banks.  However, our liquidity assumptions may prove to be incorrect, and we could exhaust our available financial resources sooner than we currently expect.  We may seek to raise additional funds at any time through equity, equity-linked or debt-financing arrangements.  Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in the section of this report captioned “Risk Factors”. We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all.

We believe we have an efficient cash flow control system that allows us to maintain cash available in sufficient amounts to meet our obligations as they become due, and we also have an investment policy to direct our available resources to the available options in the market.  Our investment policy is designed to minimize the credit risk of our counterparties.

In 2023 and 2022, we did not declare and paid dividends. The following table shows the generation and use of cash for the years ended December 31, 2023 and 2022:

Cash Flow Data:

	Year ended December 31,
	2023	2023	2022
	(in thousands of US$)(1)	(in thousands of Brazilian reais)
Net cash from operating activities	60,984	295,242	36,092
Net cash from (used in) investing activities	13,672	66,189	(82,560)
Net cash from (used in) financing activities	(68,848)	(333,315)	100,663
Exchange variation effect on cash and cash equivalents	(455)	(2,205)	(4,195)
Cash and cash equivalents as of January 1st	38,363	185,727	135,727
Net increase in Cash and cash equivalents at end of period(2)	5,352	25,911	50,000

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.
(2)	It includes exchange variation.

Net cash generated from operating activities

Net cash from operating activities was R$295,242 thousand for 2023, compared to net cash from operating activities of R$36,092 thousand for 2022. This increase is mainly attributed to a reduction in operating assets, including trade receivables and contract assets in 2023, partially offset by  a reduction in operating liabilities, including salaries and welfare charges paid and other taxes payable. In addition, income tax paid in 2023 was R$27,407 in 2023 from R$48,299 thousand in 2022, a decrease of R$20,892 thousand.

Net cash from (used in) investing activities

Net cash from investing activities was R$66,189 thousand for 2023, compared to net cash used in investing activities of R$82,560 thousand for 2022. In 2023, the amount of redemption in financial investments was R$90,298 thousand and the investments in the acquisition of property, plant and equipment and intangible assets totaled R$24,109 thousand. In 2022, the amount of redemption in financial investments was R$655,533 thousand, mainly to finance the acquisitions of subsidiaries, which totaled R$722,665 thousand. The investments in the acquisition of property, plant and equipment and intangible assets was  R$22,967 thousand in 2022.

Net cash from (used in) financing activities

Net cash used in financing activities was R$333,315 thousand for 2023, compared to net cash generated from financing activities of R$100,663 thousand in 2022. This increase in cash used is mainly attributed to: (i) a decrease in the amount of proceeds from loans and borrowings to R$205,093 thousand in 2023 from R$527,507 thousand in 2022; (ii) higher payment of loans and borrowings, to R$407,013 thousand in 2023 from R$350,571 thousand in 2022; (iii) cash used to repurchase shares in 2023, in an amount of R$43,414 thousand; (iv) higher payment of account payables of business acquired to R$77,338 thousand in 2023 from R$62,338 thousand in 2022; (v) the lower inflow from exercised stock-options, to R$1,227 thousand in 2023 from R$12,668 thousand in 2022; partially offset by (vi) a higher inflow from the settlement of derivatives to R$12,200 thousand in 2023 from R$390 thousand in 2022 and; (vii) lower payment of lease liabilities to R$24,070 thousand from R$26,993 thousand in 2022.

Indebtedness

As of December 31, 2023, our total outstanding consolidated indebtedness (non-current and current loans and borrowings) was R$727,463 thousand, consisting of R$112,719 thousand of short-term indebtedness, and R$614,744 thousand of long-term indebtedness. The decrease of R$262,300 thousand in total outstanding consolidated indebtedness from December 31, 2022 is mainly related to regular payments of short-term debts. The outstanding debt as of December 31, 2023 is presented in the table below. We seek to obtain financing at the most favorable rate available to maintain a balanced debt profile combining fixed and variable rate debt.

	Average interest rate (%)	Year of maturity	December 31, 2023
In US$
Export Credit Note (NCE)	SOFR Overnight(a) + 2.33% p.a.	2026	110,648
Working Capital Loan	5.02% p.a. / SOFR Overnight(a) + 2.79% p.a. to 2.90% p.a.	2026 to 2028	380,757
Total			491,405

In R$
Export Credit Note (NCE)	CDI(b) + 1.10% p.a. to 1.75% p.a.	2023 to 2028	236,058
Total			236,058

Total loans and borrowings			727,463

The loans and borrowings are subject to covenants, which establish the early maturity of debts. Early maturity of the loans could be caused by:

(i)	Disposal, merger, incorporation, spin-off, or any other corporate reorganization process that implies a change in the shareholding control, without prior consent from the creditor;
(ii)	Some of the debt contracts demand the maintenance of specific ratios, such as the Net Debt to EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) ratio.

We were in compliance with financial covenants as of December 31, 2023, 2022 and 2021.

Capital Expenditures

In 2023, we made investments in property, plant and equipment and intangible assets of R$25,599 thousand, and in 2022, we made investments in property and equipment and intangible assets of R$22,967 thousand. These capital expenditures are mainly related to new IT equipment and software investments.

The increase in capital expenditures is mainly due to the increase in intangible assets to R$18,702 thousand in 2023 from R$3,624 thousand in 2022, related to software in progress to support the Company's growth, implementation of corporate management systems to adhere to new compliance and regulatory standards, and improvement of corporate databases to align with information security, data protection and regulatory protocols. This effect was partially offset by a decrease in the acquisition of fixed assets, related to lower IT equipment (laptops, monitors and smartphones) acquired, which reduced to R$5,980 thousand in 2023 from R$18,777 thousand in 2022. The following table sets forth our capital expenditures for the fiscal years 2023 and 2022:

	Year ended December 31,
	2023	2023	2022
	(in thousands of US$)(1)	(in thousands of Brazilian reais)
Fixed assets acquisitions	1,425	6,897	19,343
Intangible assets acquisitions	3,863	18,702	3,624
Total Capital Expenditures	5,288	25,599	22,967

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

We expect to increase our capital expenditures, mainly related to IT equipment, as we hire new people to support the growth of our business and operations. We expect to meet our capital expenditure requirements for the next 12 months from our cash generated from operations, new borrowings in the financial and capital markets or additional equity issuances.

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
A. Directors and Senior Management

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

The following table presents the names of the members of our board of directors:

Name	Age	Position
Fernando Matt Borges Martins	51	Director
Brenno Raiko de Souza	39	Chairperson
Cesar Nivaldo Gon	52	Director
Patrice Philippe Nogueira Baptista Etlin	60	Director
Silvio Romero de Lemos Meira	69	Independent Director
Maria Helena dos Santos Fernandes de Santana	64	Independent Director
Eduardo Campozana Gouveia	59	Independent Director
Carla Alessandra Trematore	48	Independent Director

The following is a brief summary of the business experience of our directors.  Unless otherwise indicated, the current business address for our directors is Estrada Guiseppina Vianelli De Napoli, 1455 – Bl. C, pavimento superior, Globaltech, Zip Code: 13086-530 , Campinas — state of São Paulo — Brazil.

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

Cesar Nivaldo Gon.  Cesar Nivaldo Gon.  Mr. Gon is a member of our board of directors and our global CEO. Mr. Gon has been leading CI&T since he co-founded it in 1995. Mr. Gon is an entrepreneur in the technology and digital space. He taught himself computer programming by the age of 11, and at 13 sold the code of a chess game to a tech magazine. At the age of 23, he founded CI&T.  Under his leadership as CEO, the company has grown and expanded globally. He is also an active investor in venture funds and startups, and a board member at Itaú Unibanco Holdings S.A., Lean Enterprise Institute, and Sensedia. Co-author of the book “Faster, Faster: The Dawn of Lean Digital” (2020) and a columnist for MIT Sloan Management Review. In 2019, he was awarded EY Entrepreneur Of The Year™ in Brazil.  Mr. Gon is a computer engineer, with a master’s degree in Computer Science from UNICAMP.

Eduardo Campozana Gouveia. Mr. Gouveia is an independent member of our board of directors, a member of our audit committee, and an investor and board member at start-ups such as Allya, PinPeople, Hands, AsaaS, Hublocal and Marvin, and a board member at large companies such as Mapfre Seguradora ( chairman of the board), Quero-Quero, Raymundo da Fonte, Baterias Moura and Inspirali Educacao.  Mr. Gouveia was the CEO of Cielo, a payment solutions, technology and retail services company, until August 2018.  Before taking over Cielo in early 2017, he was the CEO of Alelo, a voucher Company.  He also founded and was the CEO of Livelo, a customer loyalty company of Banco do Brasil and Bradesco.  Mr. Gouveia was also the first CEO of Multiplus Fidelidade.  Prior to that, Mr. Gouveia was Vice President of Sales and Marketing at Cielo between 2006 and 2010.  He held the positions of Vice President of Marketing (Walmart Brasil), Chief Marketing Officer (Bompreço) and General Officer (HiperCard).  He started his career in the IT department of Banco Banorte then served in the bank’s product, marketing and sales departments.  Mr. Gouveia holds a bachelor’s degree in Computer Science from the Universidade Federal do Pernambuco (UFPE), a specialization degree in Finance from IBMEC and an MBA in Marketing from the Fundação Getúlio Vargas (FGV).

Patrice Philippe Nogueira Baptista Etlin.  Mr. Etlin is a member of our board of directors and also a managing partner at Advent. Mr. Etlin joined Advent in 1997 and started the firm’s investment activities in Brazil.  As one of Advent’s global managing partners and a member of its executive committee, he helps oversee the firm’s strategic direction and investment activities, with a particular focus on Latin America.  Mr. Etlin has 30 years of private equity experience and has led, co-led or participated in over 30 investments in the region.  Before joining Advent, from 1994 to 1997, he was a partner at International Venture Partners in São Paulo, where he was responsible for the overall operation of a media and communications fund focused on Brazil.  Previously, he was a general representative for Brazil at Matra Marconi Space for five years. He received an undergraduate degree in electronic engineering from the University of São Paulo, a master’s degree in industrial engineering from École Centrale de Paris and an MBA from INSEAD. He also served for six years as Chairperson of the Latin American Private Equity & Venture Capital Association (LAVCA) and was a board member of the Associação Brasileira de Private Equity e Venture Capital (ABVCAP) from 2000 to 2017.

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

Maria Helena dos Santos Fernandes de Santana.  Ms. Santana is an independent member of our board of directors and chair of our audit committee, since August 2021. She is an independent director and chair of the audit committee of Itau Unibanco Holding S.A and an independent director and member of the audit committee of Fortbras S.A. Ms. Santana has, since 2013, acted as non-executive director for companies as XP Inc, Bolsas y Mercados Españoles – BME, Companhia Brasileira de Distribuicao S.A. – CBD, Totvs S.A. , CPFL Energia S.A and Oi S.A.  In addition, she served as the executive chairperson of the Brazilian Securities and Exchange Commission – CVM from July 2007 to July 2012 and as a commissioner from 2006 to 2007.  She was chair of the executive committee of IOSCO - International Organization of Securities Commissions from 2011 to 2012.  Among other roles, she served as a member of the board of trustees of the International Financial Reporting Standards Foundation from 2014 to 2019 and worked for the São Paulo Stock Exchange for 12 years, acting as head of listings and issuer relations from 2000 to June 2006.  She is a member of the Latin-American Corporate Governance Roundtable of the Organization for Economic Co-operation and Development.  She holds a bachelor’s degree in economics from the Faculdade de Economia e Administração da Universidade de São Paulo – USP in Brazil.

Carla Alessandra Trematore. Ms. Trematore is an independent member of our board of directors and member of our audit committee, since September 2022.  She worked at big four audit firms from 1996 to 2010, and also served as accounting partner at Hirashima & Associados, a boutique consulting firm specializing in advisory services for M&A transactions. Among other previous roles, Ms. Trematore was the chairperson of the audit committee of Caixa Econômica Federal from 2017 to 2020 and member of the board of directors of BRB – Banco de Brasília. She currently serves as (i) independent member of the board of directors and coordinator of the audit committee of BR Partners Participações; (ii) independent member of the board of directors and audit committee of Allied Tecnologia; (iii) independent member of the audit committee of Cosan, Agrogalaxy and Grupo Oncoclínicas, and (iv) member of the fiscal councils of Embraer, Rumo, Comgás, Ânima Educação, Localiza and ISA-CTEEP. She graduated in Computer Science from the Universidade Estadual Paulista – UNESP and in Accounting from Pontifícia Universidade Católica de Minas Gerais – PUC Minas, both in Brazil.

Executive Officers

Our executive officers are responsible for the management and representation of our company.  We have a strong centralized management team led by Cesar Nivaldo Gon, our CEO, with broad experience in the technology/IT services industry.

The following table lists our executive officers:

Name	Age	Position
Cesar Nivaldo Gon	52	Chief Executive Officer
Stanley Rodrigues	53	Chief Financial Officer
Bruno Guiçardi Neto	52	Director of Operations

The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business address for our executive officers is Estrada Guiseppina Vianelli De Napoli, 1455 – Bl. C, pavimento superior, Globaltech, Zip Code: 13086-530 , Campinas — São Paulo State — Brazil.

Cesar Nivaldo Gon, Chief Executive Officer.  See “Board of Directors” above.

Stanley Rodrigues, Chief Financial Officer.  Mr. Rodrigues is our CFO and has been the CFO of CI&T Brazil since 2014.  He has 28 years of work experience in the information technology industry in both private and public companies, with extensive experience in mergers & acquisitions transactions. He was previously the CFO of Sonda IT in Brazil and Mexico and controller of Atos Origin.  He holds a degree in Civil Engineering from UNICAMP and an MBA from Fundação Instituto de Administração — Universidade de São Paulo.

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

For the year ended December 31, 2023, the aggregate compensation expense for the members of our board of directors and executive officers for services in all capacities was R$11,232 thousand, which includes both benefits paid in kind and compensation.  See note 28 to our audited consolidated financial statements included elsewhere in this report.

Following the restatement of our financial statements as of and for the year ended December 31, 2022, our board of directors performed a recovery analysis based on our clawback policy. Our board of directors concluded that no recovery was applicable, as no compensation has been awarded to our executive officers based on financial reporting measures impacted by such restatement.

Employment Agreements

Some of our executive officers have entered into employment agreements with us, certain of which provide for notice of termination periods and include restrictive covenants, including with respect to confidentiality, non-compete and exclusivity and severance obligations.  None of our directors have entered into service agreements with us.

Long-Term Incentive Plan

Currently, the Company has three types of long-term incentive plans: the Stock Options Plans, the Equity, Incentive Plan and Restricted Stock Units.

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

In 2023, we granted a total of 379,337 options and shares related to the 2nds Stock Option Plan, Incentive Stock Options and Restricted Stock Units (“RSU”), while in 2022, we granted a total of 2,053,908 options and shares. For more information regarding the exercise price, see note 20 to our audited consolidated financial statements.

In 2023, we issued 597,703 Class A common shares in connection with our long-term incentive plans. In 2022, we issued 1,049,135 class A common shares upon exercise of the options of the existing 1st Stock Option Plan. Further issuance of Class A common stock upon the exercise of options will have a dilutive effect on existing shareholders. In 2023, we established a matching program under the Restricted Stock Units Plan, which provides for the granting of Restricted Stock Units (“RSUs”) to selected participants who fulfill the condition acquiring CI&T’s shares and holding the acquired shares as restricted and non-negotiable shares for the respective vesting period. Under the matching program, participants have the right to receive, on each grant date, the matching shares granted in accordance with the vesting period, equivalent to 50% of the shares they acquired. The Matching Shares shall become vested on the second anniversary of the grant date. In December 2023, we granted 6,719 RSUs in the form of matching shares.

Directors’ and Officers’ Insurance

We have civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

C.Board Practices

Committees

Audit Committee

Our audit committee, which consists of Eduardo Campozana Gouveia,  Maria Helena dos Santos Fernandes de Santana and Carla Alessandra Trematore, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Maria Helena dos Santos Fernandes de Santana serves as a Chairperson of the committee. The audit committee consists exclusively of independent members of our board of directors who are financially literate, and Carla Alessandra Trematore is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Eduardo Campozana Gouveia, Maria Helena dos Santos Fernandes de Santana and Carla Alessandra Trematore satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The audit committee is governed by a charter that complies with applicable SEC and NYSE rules.  The audit committee is responsible for, among other things:

●	the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;
●	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
●	reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;
●	obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;
●	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;
●	reviewing with management and the independent auditor, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company;
●	reviewing, in conjunction with our Chief Executive Officer and Chief Financial Officer our disclosure controls and procedures and internal control over financial reporting;
●	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters and also is responsible for handling complaints against any member of our senior management team, if not involved; and
●	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee meets as often as it determines to be appropriate to carry out its responsibilities, but in any event, meets at least 4 times per year.

Nominating Committee

Our Nominating Committee, which consists of Fernando Matt Borges Martins, Eduardo Campozana Gouveia and Brenno Raiko de Souza, assists our board of directors in nominating candidates for election to the board of directors and overseeing the human resources policies and practices adopted by the Company and its subsidiaries, as appropriate. Fernando Matt Borges Martins serves as Chairperson of the committee. As a foreign private issuer, our nominating committee is not required to satisfy the “independence” requirements as set forth in NYSE Rule 303.A.00. The nominating committee is governed by a charter that complies with otherwise applicable SEC and NYSE rules. The nominating committee is responsible for, among other things:

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

All of our employees receive annual mandatory Ethics and Conduct training, in order to reinforce all directives described on our Code of Ethics and Conduct and key Compliance Policies.

All violations to our Code of Ethics and policies may be reported through our whistleblower channel (ethics.ciandt.com), which is publicly available on our website. Reports are confidential and may be made anonymously. We have an Ethics Commission to review and discuss about complaints and determines the disciplinary measures to be taken.

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

D.Employees

Our People

Since our incorporation, we have considered our employees our greatest asset, making sure that we have a healthy and humane environment, and that we offer an opportunity for people to grow professionally along with us.  From 2022 through 2023, our employee attrition rate based on voluntary employee departures was 9.25% (excluding employee departures with less than a six-month tenure).  Our employees’ salaries are adjusted annually according to inflation indexes and based on labor union negotiations.

In 2023, our employee base decreased 11%, from 6,904 in 2022 to 6,111.

As of the periods shown below, we had the following employees, broken out by geography:

	Year ended December 31,
	2023	2022	2021
United States	249	358	130
Canada	27	30	28
United Kingdom	146	160	13
Portugal	65	48	39
Brazil	5,182	5,843	5,139
Colombia	105	107	-
Japan	14	19	24
China	280	241	188
Australia	43	98	3
Total	6,111	6,904	5,564
E.Share Ownership

The shares and any outstanding shares beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Major Shareholders.”

F.Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares by: (i) each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares; and (ii) our executive officers and directors, as a group, as of the date of this annual report, unless otherwise noted. Percentages in the table below are based on 21,365,297 outstanding Class A common shares and 113,046,717 outstanding Class B common shares.

	Class A		Class B
Shareholders	Shares	% of Class A	Shares	% of Class B
5% Shareholders
Cesar Nivaldo Gon(2)	66,392	0.3%	23,303,273	20.6%
Fernando Matt Borges Martins(3)	82,196	0.4%	22,722,913	20.1%
Bruno Guiçardi Neto(4)	85,775	0.4%	15,298,381	13.5%
Advent Managed Fund LLCs(5)	556,699	2.6%	49,081,192	43.4%
Brasil Capital(6)	2,280,038	10.7%	-	-
T. Rowe Price Associates(7)	2,239,515	10.5%	-	-
GIC Private Limited(8)	1,559,909	7.3%	-	-
WCM Investment Management(9)	1,326,624	6.2%	-	-
Grandeur Peak Global Advisors(10)	1,236,343	5.8%	-	-
Other Officers and Directors(11)	54,852	0.3%	166,122	0.1%

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Additional Information — B. Memorandum and Articles of Association — Description of Share Capital.”
(2)	Mr. Cesar Nivaldo Gon, our Chief Executive Officer and member of our board of directors, beneficially owns Class B common shares in us indirectly through his ownership of interests in ENIAC Capital Group Ltd., an entity incorporated under the laws of the British Virgin Islands with registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(3)	Mr. Fernando Matt Borges Martins, a member of our board of directors, beneficially owns Class B common shares in us indirectly through his ownership of interests in Guaraci Investments Ltd., an entity incorporated under the laws of the British Virgin Islands with registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(4)	Mr. Bruno Guiçardi Neto, our Director of Operations, owns 8,998,381 Class B common shares directly and beneficially owns 6,300,000 Class B common shares through The Ferreira Guiçardi Family Trust, an entity incorporated under the laws of the State of Delaware with registered office at 200 Bellevue Parkway, Suite 250, Wilmington, DE 19809, United States of America.
(5)	Includes 16,360,375 Class B common shares owned by AI Calypso Brown LLC (“Calypso Brown”), 16,360,375 Class B common shares owned by AI Iapetus Grey LLC (“Iapetus Grey”) and 16,360,442 Class B common shares owned by AI Titan Black LLC (“Titan Black”). The managing members and beneficial owners of each of Calypso Brown, Iapetus Grey and Titan Black are the following funds (the “Advent LAPEF VI Funds”): Advent Latin American Private Equity Fund VI Limited Partnership, Advent Latin American Private Equity Fund VI-A Limited Partnership (of which Advent LAPEF VI Feeder Limited Partnership is a limited partner), Advent Latin American Private Equity Fund VI-B Limited Partnership, Advent Latin American Private Equity Fund VI-C Limited Partnership, Advent Latin American Private Equity Fund VI-D Limited Partnership, Advent Latin American Private Equity Fund VI-E Limited Partnership, Advent Latin American Private Equity Fund VI-F Limited Partnership, Advent Latin American Private Equity Fund VI-G Limited Partnership, Advent Latin American Private Equity Fund VI-H Limited Partnership, Advent Partners LAPEF VI Limited Partnership and Advent Partners LAPEF VI-A Limited Partnership. The Advent LAPEF VI Funds have direct or indirect ownership interests in Calypso Brown, Iapetus Grey and Titan Black, but none of the Advent LAPEF VI Funds has voting or dispositive power over any shares. LAPEF VI GP Limited Partnership (“LAPEF VI GP LP”) is the general partner of the Advent LAPEF VI Funds, and Advent International LAPEF VI, LLC (“Advent LAPEF VI GP LLC”) is the general partner of LAPEF VI GP LP. Advent International Corporation (“Advent”) is the sole member and manager of Advent LAPEF VI GP LLC and may be deemed to have voting and dispositive power over the shares held by the Advent Managed Fund LLCs. Voting and investment decisions by the Advent Managed Fund LLCs are made by a number of individuals currently comprised of John L. Maldonado, David M. McKenna and David M. Mussafer. The address of each of the entities and individuals named in this footnote is c/o Advent International Corporation, Prudential Tower, 800 Boylston St., Suite 3300, Boston, MA 02199.n
(6)	As reported by Brasil Capital, a group of investment advisors including BC Gestão de Recursos Ltda and Brasil Capital Adviser LLC, in its Schedule 13G/A filed with SEC on February 16, 2024. Includes 1,384,990 shares deemed beneficially owned by BC Gestão de Recursos Ltda; 895,048 shares deemed beneficially owned by Brasil Capital Adviser LLC.
(7)	As reported by T. Rowe Price Associates, Inc. and T. Rowe Price International Discovery Fund in its Schedule 13G filed with SEC on February 14, 2024.
(8)	As reported by GIC Private Limited in its Schedule 13G/A filed with SEC on February 9, 2024.
(9)	As reported by WCM Investment Management, LLC in its Schedule 13G/A filed with SEC on January 30, 2024.
(10)	As reported by Grandeur Peak Global Advisors, LLC. in its Schedule 13G filed with SEC on February 9, 2024.
(11)	Shares held by Stanley Rodrigues, our chief financial officer. Mr. Rodrigues also holds 37,663 options. Disclosure regarding the equity interest held by Cesar Nivaldo Gon, Fernando Matt Borges Martins and Bruno Guiçardi Neto is above. Silvio Romero de Lemos Meira, Eduardo Campozana Gouveia and Maria Helena dos Santos Fernandes Santana, members of our board of directors hold 23,216, 22,566 and 3,952 options, respectively. Carla Alessandra Trematore holds no options as of the date of the current report, but is entitled to 4,959 RSUs in 2024.

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

Related Party Transactions Policy

Prior to the consummation of our initial public offering, we entered into a Related Party Transactions policy. In October 2021, our board of directors approved our Related Party Transaction Policy, which is available on our Investors’ website (Governance Documents) and reviewed annually. The information contained in, or accessible through, our website is not incorporated into this report.

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

CI&T IOT

In connection with the spin-off of Neowrk Sistemas Inteligentes S/A. (formerly known as CI&T IOT Comércio de Hardware e Software Ltda. and herein referred to as “NeoWrk”) from CI&T Brazil, on July 22, 2021, the companies entered into a partnership agreement governing the terms of their cooperation for a period of 18 months, which was later extended for until March 2024. Pursuant to the terms of this agreement, CI&T Brazil is required to rent space inside its building to NeoWrk in the amount of R$7.400,00 per month, referring to the square footage occupied by NeoWrk according to CI&T’s contract with the property owner, and NeoWrk is required to offer CI&T Brazil certain workplace management and monitoring services through CI&T IOT’s software application Free Room in the amount of R$6.708,50 per month, which was determined based on market value for this type of rental.  The partnership agreement does not restrict in any way the Company’s ability to operate in any market or industry.

One of our directors, Fernando Matt Borges Martins, is the CFO, board member, and shareholder of Neowrk.

C. Interests of Experts and Counsel

Not applicable

ITEM 8.                        FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information

We have included the Consolidated Financial Statements as part of this annual report.  See “Item 18. Financial Statements.”

Legal Proceedings

We may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business.  We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows.  Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management time and resources and other factors.  For additional information, see note 18 to our audited consolidated financial statements included elsewhere in this report.

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

B. Significant Changes

None.

ITEM 9.                        THE OFFER AND LISTING
A.Offering and Listing Details

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
A.Share Capital

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

Our affairs are governed principally by: (i) CI&T’s Articles (the “Articles”); (ii) the Companies Act; and (iii) the common law of the Cayman Islands.  As provided in the Articles, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges.  Our registered office is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Our Articles of Association authorize the issuance of up to 1,000,000,000 shares of a nominal or par value of US$0.00005 each, which at the date of this annual report comprise 500,000,000 Class A common shares and 250,000,000 Class B common shares (which may be converted into Class A common shares in the manner contemplated in our Articles of Association), and 250,000,000 shares of such class or classes (howsoever designated) and having the rights that our board of directors may determine.  As of the date of this annual report, we have 21,365,297 Class A common shares and 113,046,717 Class B common shares of our authorized share capital issued and outstanding.

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

As of December 31, 2023 we have a total issued share capital of R$36,903 divided into 134,412,014 shares of a nominal or par value of US$0.00005 each, comprising (i) 21,365,297 Class A common shares; and (ii) 113,046,717 Class B common shares.

Treasury Stock

On May 17, 2023, our board of directors approved a share repurchase program, pursuant to which we repurchased 1,500,000 of the Company’s Class A common shares, all of which were held as treasury shares following the repurchases. In November 2023, we distributed this entire amount of treasury share to fulfill obligations to former owners of Ntersol and related to the exercise of restricted stock units (note 21.c to our audited consolidated financial statements).

On November 16, 2023, our board of directors approved a new share repurchase program, pursuant to which we may repurchase up to 2.5 million of our outstanding class A common shares until December 31, 2024.

Issuance of Shares

Except as expressly provided in our Articles, our board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act.  In accordance with our Articles, we shall not issue bearer shares.  We shall not issue any class of shares with dividend rights, conversion rights, redemption rights and/or liquidation preference superior to the rights of the Class B common shares, or shares having more than one vote per share, without the Class B Shareholder Consent.

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

The Articles provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:

(i)	Class consents from the holders of Class A common shares or Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares, however, the Directors may treat any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposal;
(ii)	The rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and
(iii)	The rights attached to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

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

Equal Status

Except as expressly provided in our Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share proportionally and are identical in all respects as to all matters.  In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not CI&T is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.  In the event of any (i) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third-party pursuant to an agreement to which CI&T is a party, or (ii) any tender or exchange offer by CI&T to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

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

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call annual general meetings; however, our Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors.  For the annual general meeting of shareholders, the agenda will include, among other things, the presentation of the annual accounts and the report of the existing directors and the election of new directors.  In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

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

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than 14 clear days’ notice prior to the relevant shareholders meeting and convened by a notice, as discussed below.  Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

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

Pursuant to the Articles, general meetings of shareholders are to be chaired by the chairperson of our board of directors or in his absence the vice-chairperson of the board of directors.  If both the chairperson and vice-chairperson of our board of directors are absent, the directors present at the meeting shall appoint one of them to be chairperson of the general meeting.  If neither the chairperson nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairperson.  The order of business at each meeting shall be determined by the chairperson of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Liquidation Rights

If CI&T is voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between CI&T and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between CI&T and any person or persons (including without limitation any bilateral or any multilateral set-off or netting arrangements between the CI&T and any person or persons) and subject to any agreement between CI&T and any person or persons to waive or limit the same, shall apply CI&T’s property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in CI&T.

Changes to Capital

Pursuant to our Articles of Association, we may from time to time by ordinary resolution:

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
87

Transfer of Shares

Subject to any applicable restrictions set forth in our Articles of Association, any of our shareholders may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by the New York Stock Exchange or “NYSE” or any other form approved by our board of directors.

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

On May 17, 2023, our board of directors approved a share repurchase program, pursuant to which we may repurchase up to 1.5 million of our outstanding Class A common shares in the next 12 months. The program was approved taking into consideration our commitment to deliver shares under our stock-based compensation plan and corporate reorganization.

On November 16, 2023, our board of directors approved a new share repurchase program, pursuant to which we may repurchase up to 2.5 million of its outstanding class A common shares until December 31, 2024.

Dividends and Capitalization of Profits

We have not adopted a dividend policy with respect to payments of any future dividends by us.  Subject to the Companies Act, our shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors.  The board of directors may also declare dividends.  Dividends may be declared and paid out of funds lawfully available to us.  Except as otherwise provided by the rights attached to shares and the Articles, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (i) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly and (ii) where we have shares in issue which are not fully paid up (as to par value) we may pay dividends in proportion to the amounts paid up on each share.

The holders of Class A common shares and Class B common shares are entitled to share equally in any dividends that may be declared in respect of our common shares from time to time.  In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (i) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be and (ii) the holders of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

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

Our Articles of Association provide that directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting.  Each director shall be appointed for annual terms or such other terms as the resolution appointing him or her may determine or until his or her death, resignation or removal.

Our Articles of Association also provide that we may enter into agreements with one or more shareholders granting them the right to appoint and remove one or more directors on such terms as our board of directors may determine from time to time.  In this regard, in connection with the offering, we entered into the Shareholders’ Agreement with the Founders, entities controlled by the Founders and the Advent Managed Fund LLCs.  The Shareholders’ Agreement provided that, so long as the agreement is in force, the Founders will have the right to appoint a majority of our board of directors.  The Shareholders’ Agreement also provided that, so long as the Advent Managed Fund LLCs hold shares representing at least 20% of the voting rights of the Company, the Advent Managed Fund LLCs will have the right to appoint two directors; and for so long as the Advent Management Fund LLCs hold shares representing at least 10% of the voting rights of the company, it will have the right to appoint one director.

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

Grounds for Removing a Director

A director, other than a director appointed by the Founders and the Advent Managed Fund LLCs in accordance with the Shareholders’ Agreement, may be removed with or without cause by ordinary resolution. The notice of the general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting.  The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (i) becomes prohibited by law from being a director, (ii) becomes bankrupt or makes an arrangement or composition with his creditors, (iii) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director, (iv) resigns his office by notice to us or (v) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Proceedings of the Board of Directors

Our Articles of Association provide that our business is to be managed and conducted by the board of directors.  The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present) and business at any meeting shall be decided by a majority of votes.  In the case of an equality of votes, the chairperson shall have a casting vote.

Subject to the provisions of our Articles, the board of directors may regulate its proceedings as they determine is appropriate.  Board meetings shall be held at least once a quarter and shall take place either in Campinas, Brazil or at such other place as the directors may determine.

Subject to the provisions of Our Articles of Association , to any directions given by ordinary resolution of the shareholders and the listing rules of the NYSE, our board of directors may from time to time at its discretion exercise all powers of CI&T, including, subject to the Companies Act, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

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

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against us, or derivative actions in CI&T’s name, to challenge (i) an act which is ultra vires or illegal, (ii) an act which constitutes a fraud against the minority and the wrongdoers themselves control CI&T and (iii) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

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

For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company.  In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association.  The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies together with a declaration as to: (i) the solvency of the consolidated or surviving company, (ii) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies, (iii) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction, (iv) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property, (v) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors, (vi) a list of the assets and liabilities of each constituent company, (vii) the non-surviving constituent company has retired from any fiduciary office held or will do so (viii) that the constituent company has complied with any requirements under the regulatory laws, where relevant, and (ix) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

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

A general notice may be given to the board of directors to the effect that (i) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (ii) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest.  This notice shall specify the nature of the interest in question.  Following the disclosure being made pursuant to our Articles and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairperson of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

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

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (i) becomes prohibited by law from being a director, (ii) becomes bankrupt or makes an arrangement or composition with his creditors, (iii) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director, (iv) resigns his office by notice to us or (v) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

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

Handling of Mail

Mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address, which will be supplied by us.  None of us, our directors, officers, advisors or service providers (including the organization that provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

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

THE TAX CONCESSIONS LAW UNDERTAKING AS TO TAX CONCESSIONS

In accordance with the Tax Concessions Law the following undertaking is hereby given to the Issuer.  “the Company”:

(i)	That no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and
(ii)	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable
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

Based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not believe that we were a PFIC in 2023, and we do not anticipate becoming a PFIC for our current taxable year or in the reasonably foreseeable future.  However, the determination whether we are a PFIC must be made annually after the close of each taxable year and based on the facts and circumstances at that time, such as the valuation of our assets, including goodwill and other intangible assets, which may depend on the value of our Class A common shares at the time and can be expected to vary over time.

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

You should consult your own tax advisor regarding the potential application of the PFIC regime to your investment in the Company and the U.S. federal income tax considerations discussed above .

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

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the Class A common shares to a holder that is a United States person (as defined in the code) generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless such holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption.

A holder that is not a United States person may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a holder will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

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

We held cash and cash equivalents of R$211,638 thousand on December 31, 2023 (R$185,727 as of December 31, 2022) and financial investments of R$3,164 thousand on December 30, 2023 (R$96,299 as of December 31, 2022). The cash and cash equivalents and financial investments are held with bank and financial institution counterparties, which are rated BB- to A-, based on Standard & Poor’s, Moody’s and Fitch ratings.

The carrying amount of our financial assets represents the maximum credit exposure. The maximum credit risk exposure on the date of the financial statements is:

	December 31, 2023	December 31, 2022
Hedge financial instruments - SWAP	9,620	11,194
Cash and cash equivalents	211,638	185,727
Financial investments	3,164	96,299
Trade receivables	471,951	501,671
Contract assets	147,620	217,250
Other receivables (current and non-current)	28,099	41,923
Total	872,092	1,054,064

Foreign Currency — Exchange rate risk

Foreign currency risk is intrinsic to our business model.  Our revenue is mostly in foreign currency and thus is exposed to exchange rate variation.  Our expenses, on the other hand, are mostly in our functional currency (Brazilian reais) and, as a consequence, are not as exposed to exchange rate risks (when compared to our revenue).  We are exposed to exchange rate risk on our financial investments, trade payables, trade receivables, loans and borrowing, accounts payable for business acquired, lease liabilities and derivatives.

	Year ended December 31,
	December, 2023			December, 2022
	US$	£	Other currencies(1)	US$	£	Other currencies(1)
Financial investments	2,695	469	-	96,299	-	-
Suppliers and other payables	(3,987)	(793)	(1,700)	(4,229)	(2,264)	(2,078)
Trade receivables	245,763	65,196	11,100	304,617	51,152	12,306
Loans and borrowings	(110,648)	-	-	(239,044)	-	-
Lease liabilities	(20,880)	(1,085)	(1,796)	(29,147)	(1,009)	(2,493)
Accounts payable for business acquired	(74,499)	(20,051)	-	(81,955)	(83,768)	-
Restricted cash - escrow account	-	20,021	-	-	20,209	-
Derivatives	2,728	-	-	(4,109)	-	-
Net exposure	41,172	63,757	7,604	42,432	(15,680)	7,735

(1) Includes amounts in Euro, Australian dollars, Canadian dollars, Japanese yen, Colombian pesos, and Chinese yuan

Sensitivity analysis for exchange rate risk

The Company, based on information from rating agencies, estimates that in a reasonably possible scenario, the foreign exchange rate variation against the Real on December 31, 2024, will be a depreciation of 2% for the US dollar and 4% for the British pound. The Company conducted a historical analysis of the last 5 years of its exposure and impacts on the results due to currency volatility, considering an adverse scenario compared to the reasonably possible scenario, and realized a variation of approximately 25%.

	Net effect - Profit or loss
	Reasonably Possible Scenario US$ 2% / £ 4%	Adverse Scenario 25%
Year ended on December 31, 2023
US$	823	10,293
	£2,550	15,940

	Net effect - Profit or loss
	Reasonably Possible Scenario US$ 2% / £ 4%	Adverse Scenario 25%
Year ended on December 31, 2022
US$	1,697	10,608
	£(314)	(3,920)

Interest Rate Risk

Interest rate risk exists due to the possibility of incurring gains or losses resulting from fluctuations in interest rates on our financial assets and liabilities.  We may also enter into derivative contracts in order to mitigate this risk.

	Year ended December 31,
	December, 2023		December, 2022
	CDI	SOFR	CDI	SOFR	Libor
Short-term financial investments	147,948	-	58,464	-	-
Loans and borrowings	(236,058)	(406,786)	(298,443)	(341,170)	(142,658)
Accounts payable for business acquired	(40,529)	-	(43,348)	-	-
Derivatives (interest rate swap)	-	110,648	-	-	142,658
Net exposure	(128,639)	(296,138)	(283,327)	(341,170)	-
Sensitivity analysis for interest rate risk

The Company, based on information from rating agencies, estimates that in a reasonably possible scenario, the interest rates could increase by up to 154 basis points for CDI and up to 60 basis points for SOFR on December 31, 2024. The Company conducted a historical analysis of the last 10 years of its exposure and impacts on the results due to the interest rate changes, considering an adverse scenario compared to the reasonably possible scenario, and estimated a variation by 291 basis points for CDI and by 60 basis points for SOFR.

	Net effect - Profit or loss
	Reasonably Possible Scenario CDI 154 bp SOFR 60 bp	Adverse Scenario CDI 291 bp SOFR 60 bp
Year ended on December 31, 2023
Variable-rate instruments CDI	(1,981)	(3,743)
Variable-rate instruments SOFR	(2,441)	2,441
Interest rate swaps SOFR	664	(664)
Cash flow sensitivity (net)	(3,758)	(1,967)

Year ended on December 31, 2022
Variable-rate instruments CDI	(4,363)	(9,661)
Variable-rate instruments SOFR	(2,047)	2,047
Cash flow sensitivity (net)	(6,410)	(7,614)

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

The maturity of the long-term installments of the loans and borrowings are described in note 15 to our audited consolidated financial statements.

			Year Ended December 31, 2023
			R$(thousands)
	Carrying amount	Cash contractual cash flow	6 months (or less)	6-12 months	1-2 years	2-5 years
Non-derivative financial liabilities
Suppliers and other payables	21,690	21,690	21,690	-	-	-
Loans and borrowings	727,463	911,313	57,697	113,549	453,672	286,395
Lease liabilities	44,899	50,749	13,047	8,907	13,361	15,434
Accounts payable for business acquired	136,054	148,335	3,866	86,013	35,108	23,348
Contract liabilities	48,079	48,079	48,079	-	-	-
Other liabilities (current and non-current)	35,097	35,097	35,097	-	-	-
	1,013,282	1,215,263	179,476	208,469	502,141	325,177

			Year Ended December 31, 2022
			R$(thousands)
	Carrying amount	Cash contractual cash flow	6 months (or less)	6-12 months	1-2 years	2-5 years
Non-derivative financial liabilities
Suppliers and other payables	33,376	33,376	33,376	-	-	-
Loans and borrowings	989,763	1,176,743	146,564	107,207	273,298	649,674
Lease liabilities	62,808	70,837	13,903	11,480	17,981	27,473
Accounts payable for business acquired	210,045	234,643	69,984	7,484	95,858	61,317
Contract liabilities	32,136	32,136	32,136	-	-	-
Other liabilities (current and no-current)	51,031	51,031	51,031	-	-	-
Derivatives	4,109	4,109	4,109	-	-	-
	1,383,268	1,602,875	351,103	126,171	387,137	738,464

Derivative financial instruments risk

We use derivative financial instruments to hedge our foreign currency and interest rate risk exposures. We entered into an interest rate swap operation with the purpose of hedging the exposure to variable interest rate related to the Export Credit Note – NCE. In May 2022, we entered a swap operation exchanging the CDI based rate to a US$ prefixed rate, related to a portion of an Export Credit Note - NCE.

The interest rate profile of our interest-bearing financial instruments, as reported to our Management, is as follows:

	December 31, 2023
Maturity	Notional (US$)	Notional in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	22,500	108,929	SOFR Overnight	3.07%	6,892
07/07/2026	-	78,571	CDI	Foreign Exchange + 4.90%	2,728
					9,620
	December 31, 2022
Maturity	Notional (US$)	Notional in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	30,000	152,100	3-months LIBOR	3.07%	11,194
07/07/2026	-	100,000	CDI	Foreign Exchange + 4.90%	(4,109)
					7,085

ITEM 12.                     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II.
ITEM 13.                     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                     CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures

Disclosure controls and procedures, pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act, are required to be designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that information relating to the Company is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2023. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as of December 31, 2023 were not effective because of a material weakness in internal control over financial reporting as described below.

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

Our management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2023 due to the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Our management concluded that we did not have a sufficient number of trained resources with expertise in technical accounting internal control over certain areas of the financial statements. As a result, we were unable to maintain effective risk assessment and did not have effective process-level control activities over the following areas:

(i)	deferred income taxes (specifically over tax deductible goodwill amortization); and
(ii)	presentation of the effects of exchange differences related to Loans and borrowings denominated in foreign currency

This material weakness resulted in the restatement of our audited consolidated financial statements as of and for the year ended December 31, 2022 and our condensed consolidated interim financial statements as of and for the periods ended March 31, 2023, June 30, 2023 and September 30, 2023. The restatement is described in Note 30 to the  financial statements included elsewhere in this annual report.

Notwithstanding such material weakness, in internal control over financial reporting, our Chief Executive Officer and Chief Financial Officer have concluded that our consolidated financial statements included in this annual report present fairly, in all material respects, our financial position, results of operations and cash flows at and for the periods presented in conformity with IFRS.

Remediation Plan for Material Weakness

We are taking and will continue to take steps to remediate the material weakness. Our management, under the oversight of our Audit Committee, is in the process of developing and implementing a remediation plan to address the material weakness.

We are committed to ensuring that our internal controls over financial reporting are effective.

Our remediation plan includes:

●	Regular technical training for our employees, mainly those involved with the financial reporting process.
●	Enhancement of risk assessment and prioritization of remediation activities to reduce the risk that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis.
●	Implementation and monitoring of our phased approach to remediation of process-level control activities.
●	Reporting regularly to the audit committee on the progress and results of the remediation plan, including the identification, status, and resolution of internal control deficiencies.

The process of implementing and operating an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. Additional time is required to complete implementation as well as to assess and ensure the sustainability of these procedures. We believe that the actions we take will be effective in remediating the material weakness described above and we will continue to devote significant time and attention to these remediation efforts. As we continue to evaluate and take actions to improve our internal control over financial reporting, we may take additional actions to address control deficiencies or modify certain of the remediation measures described above. We cannot assure you that the actions we are taking and will take will be sufficient to remediate the material weakness by December 31, 2024. At this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time consuming and may incur significant costs.

C.Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report by our independent registered public accounting firm because, as an “emerging growth company,” as defined under the JOBS Act, we are exempt from this requirement.

D.Changes in Internal Control Over Financial Reporting

Except as described under “-Remediation Plan for the Material Weakness” above, there have been no changes in our internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.                     RESERVED
A.Audit Committee Financial Expert

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

B. Code of Ethics

We have adopted a code of ethics applicable to our personnel and our subsidiaries’ personnel, including board members, directors, officers, employees, interns and all people acting on our behalf or on behalf of our corporate group. Our code of ethics is also applicable to relevant third parties involved in our activities, such as suppliers, consultants and other service providers. Our code of ethics describes our mission, vision and values and provides the relevant conduct standards that must be followed by our personnel and our subsidiaries’ personnel. It regulates our interactions with our suppliers, clients, and governmental entities and agents. Our code of ethics also provides fundamental rules of conduct related to conflict of interest situations, the protection of our confidential information and assets and our compliance with applicable laws and relevant information on whistleblowing procedures. Our Code of Ethics and Conduct is available on our Investors' website (Governance Documents). The information contained in, or accessible through, our website is not incorporated by reference in this report.

C. Principal Accountant Fees and Services

The following table sets forth the fees billed by categories specified below in connection with certain professional services rendered by KPMG Auditores Independentes Ltda. (“KPMG”), our principal accountants, for the periods indicated.

	Year ended December 31,
	2023	2022
	(US$ thousand)
Audit fees	462	359
Audit-related fees	13	52
Total fees	475	411

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

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth the information of our purchases of our Class A common shares in 2023. See note 21 to our consolidated financial statements for further information about our share repurchase programs.

	Total number of common shares purchased	Average price paid per common share (US$)	Total number of common shares purchased as part of publicly announced programs(1)(2)	Maximum number of shares that may yet be purchased under the programs
January 2023	-	-	-	-
February 2023	-	-	-	-
March 2023	-	-	-	-
April 2023	-	-	-	-
May 2023	-	-	-	-
June 2023	640,148	$5.87	42.7%	859,852
July 2023	180,945	$6.36	12.1%	678,907
August 2023	183,448	$5.06	12.2%	495,459
September 2023	313,840	$5.97	20.9%	181,619
October 2023	181,619	$6.11	12.1%	-
November 2023	-	-	-	-
December 2023	-	-	-	-
Total	1,500,000		100%	0

(1)	On May 17, 2023, our board of directors approved a share repurchase program, pursuant to which we may repurchase up to 1.5 million of our outstanding Class A common shares in the following 12 months.
(2)	On November 16, 2023, our board of directors approved a new share repurchase program, pursuant to which we may repurchase up to 2.5 million of its outstanding class A common shares until December 31, 2024.
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

As a foreign private issuer, we are permitted to follow home country practices in lieu of certain Stock Exchange corporate governance rules, subject to certain requirements.  We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

●	NYSE Rule 303A.01, which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.
●	NYSE Rule 303A.04, which requires that a company have a nomination/corporate governance committee composed entirely of “independent directors.” Although we currently have a nominating committee, we are not required by the laws of the Cayman Islands, nor do we intend to have such committee comply with NYSE Rule 303A.04.
●	NYSE Rule 303A.05, which requires that a company have a compensation committee composed entirely of independent directors. Although our nominating committee also serves as a compensation committee, we are not required by the laws of the Cayman Islands, nor do we intend to have such committee comply with NYSE Rule 303A.05.
109

H. Mine Safety Disclosure

Not applicable.

I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

J. Insider trading policies

Not applicable.

K.Cybersecurity

Risk Management and Strategy

We maintain a comprehensive process for assessing, identifying and managing material risks from cybersecurity threats including risks relating to disruption of business operations or financial reporting systems, intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk, as part of our overall risk management system and processes.

Our cybersecurity risk management processes include the following:

●	Aligning our cyber practices with internationally established cybersecurity frameworks is a key focus. In addition to being ISO 27001 certified, we have adhered to market best practices and frameworks, including CIS Controls, NIST SCF, and Mitre ATT&CK. We prioritize the use of monitoring solutions for security, implementing systems to identify anomalous traffic on the local network or in the cloud, along with antimalware measures for endpoint security. Cloud monitoring is supported by a specific solution, and logs from critical assets are sent to our central Security Information and Event Management (“SIEM”) system. SIEM is operated 24/7 by outsourced professionals, who promptly notify our security team of critical alerts for appropriate intervention.
●	Maintaining a strict cybersecurity protocol to protect sensitive data and ensure system integrity. Our advanced security measures include multifactor authentication, robust firewalls, and an eXtended Detection and Response (“XDR”) system serving as antivirus, regularly updated. Proactive vulnerability management is conducted to identify and address potential breaches promptly. As part of our ongoing cybersecurity efforts, we undergo penetration testing twice a year by an accredited external firm to assess our security posture and further enhance defenses against digital threats.
●	Involving a comprehensive team responsible for day-to-day cybersecurity related matters. Our legal department provides guidance on regulatory and legal matters, ensuring compliance with cybersecurity laws and regulations. Internal audit conducts independent assessments of the effectiveness of our security controls, identifying areas for improvement. Our human resources department plays a crucial role in ensuring that every new hire is trained on safe computing practices and data protection. Our compliance area ensures that our policies are aligned with applicable regulatory standards. Our IT team works closely with SecOps experts to implement and maintain robust defense systems. Additionally, our corporate security team plays a complementary role in protecting physical assets that can impact digital security.
●	Carrying insurance against potential losses resulting from cybersecurity incidents and regularly reviewing our policy and coverage levels based on relevant risks. Our insurance policies provide financial protection in the event of data breaches, cyberattacks, or other security incidents, helping to mitigate the financial impact on our organization. By regularly assessing our policies and coverage levels, we aim to ensure that our insurance is adequately aligned with the constantly evolving threat landscape and potential vulnerabilities in our systems.

●	Conducting annual cybersecurity awareness training sessions, mandatory for all company employees. These sessions are designed to educate about the latest cybersecurity threats, best practices for protecting sensitive information, and the importance of maintaining vigilance in their digital activities. Additionally, weekly posts are made on our corporate social network, along with simulated phishing exercises and real-world case studies. Our trainings are intended to equip employees with the knowledge and skills necessary to identify and effectively respond to potential security risks.
●	Maintaining a robust incident response plan which defines the procedures and protocols to be followed in the event of any cyber incident, from initial detection to full resolution. Our incident response plan establishes the roles and responsibilities of the various teams involved, to ensure a prompt and coordinated response. Additionally, the plan includes steps for impact mitigation and recovery of affected systems and data. In the event of an incident, the plan also provides for an internal escalation process, pursuant to which incidents are initially addressed by the cybersecurity team and, if necessary, escalated to higher levels of leadership, aiming at swift and effective responses. We regularly review and update our incident response plan in order to ensure its effectiveness in light of the constantly evolving cyber threat landscape.
●	Involvement in broader industry initiatives and organizations relating to cybersecurity, such as collaborating with organizations across different industries to share best practices, fight cybercrime, enhance privacy, discuss new technologies, and advance capabilities in these areas. We are actively involved in initiatives and organizations related to cybersecurity as members of an external group composed of several companies that discuss information security topics. Participating in this group provides us with access to valuable insights and best practices in cybersecurity, allowing us to keep our security posture updated and aligned with the latest industry trends.
We also engage trusted partners to ensure the effectiveness of our security practices. One of these partners played a key role in the successful implementation of the ISO 27001 standard, providing expertise and specialized guidance throughout the process. This implementation process was validated by a third-party market audit firm, responsible for certifying our compliance with ISO 27001. Additionally, we evaluate the structure and test the effectiveness of our processes and to provide training. Our cybersecurity risk management processes extend to the oversight and identification of cybersecurity risks from our association with our use of third-party service providers. Our risk management program includes supplier management as a component of our cybersecurity strategy. We evaluate our vendors to ensure that they meet our security standards and requirements, including by assessing their cybersecurity practices, data protection measures, and compliance with relevant regulations. We prioritize partnerships with vendors who demonstrate a strong commitment to security and provide transparency regarding their security posture. Additionally, our contracts provide an outline of our expectations and define responsibilities in connection with cybersecurity.

As of the date of this report, our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents. We cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents.

Governance

Board of Directors

Our board of directors and our audit committee are primarily responsible for overseeing risks related to information security. As noted below, such risks are managed by our security team, an independent division led by a senior manager, an executive manager, and a director. This team regularly participates in meetings with our audit committee, where information security and security risk management agendas are discussed. Additionally, topics discussed at these meetings, including significant incidents and potential impacts, are presented and discussed at meetings of the board of directors.

Management

The cyber risk management processes described above are overseen by the information security team and audited annually by internal and external audit teams as part of the ISO 27001 certification review. As part of this management, we are attentive to the risks in our supply chain, and have established a policy to annually assess the security maturity level of the most critical third parties.

Our security team follows market-recognized best practices and frameworks such as MITRE, CIS, NIST, among others. Furthermore, we hold ISO 27001 certification and subject our Information Security Management System (ISMS) to internal and external audits annually to validate ISO 27001 controls, ensuring certification renewal.

PART III.
ITEM 17.                     FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                     FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1.

ITEM 19.                     EXHIBITS

The following documents are filed or incorporated by reference as part of this registration statement

Exhibit No.	Exhibit
1.1	Memorandum and Articles of Association of CI&T Inc.†
2.1	Description of Share Capital
8.1	List of Subsidiaries
10.1	Form of Indemnification Agreement.†
10.2	Form of Registration Rights Agreement.†
10.3	Form of Shareholders’ Agreement.†
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer and the Chief Financial Officer
23.1	Consent of KPMG Auditores Independentes Ltda.
97	Clawback Policy
101	Interactive Data File
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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
Name: Stanley Rodrigues
Title: Chief Financial Officer

Date: March 28, 2024

CI&T Inc

Consolidated financial statements

December 31, 2023

F-1

CI&T INC FINANCIAL STATEMENTS

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
CI&T Inc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of CI&T Inc and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Correction of a Misstatement

As discussed in Note 30 to the consolidated financial statements, the 2022 financial statements have been restated to correct a misstatement.

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

Campinas, Brazil
March 28, 2024

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

CI&T Inc

Consolidated statements of financial position as of December 31, 2023 and 2022

 (In thousands of Brazilian Reais - R$)

Assets	Note	December 31, 2023	December 31, 2022 restated	Liabilities and equity	Note	December 31, 2023	December 31, 2022 restated

Cash and cash equivalents	10.1	211,638	185,727	Suppliers and other payables		21,690	33,376
Financial investments	10.2	3,164	96,299	Loans and borrowings	15	112,719	236,030
Trade receivables	11.a	471,951	501,671	Lease liabilities	14.b	17,862	21,539
Contract assets	11.b	147,620	217,250	Salaries and welfare charges	16	196,396	260,156
Recoverable taxes		23,588	17,922	Accounts payable for business acquired	17	13,365	76,746
Tax assets		17,483	2,959	Derivatives	27.1	-	4,109
Derivatives	27.1	9,620	11,194	Tax liabilities		2,602	3,890
Other assets		27,072	38,269	Other taxes payable		15,275	14,382
				Contract liability		48,079	32,136
				Other liabilities		27,290	47,501

Total current assets		912,136	1,071,291	Total current liabilities		455,278	729,865

Recoverable taxes		959	3,624
Deferred tax assets	25	18,284	15,571
Judicial deposits	18.b	7,280	9,819
Restricted cash - Escrow account and indemnity asset	18.c	29,061	31,552	Loans and borrowings	15	614,744	753,733
Other assets		1,027	3,654	Deferred tax liabilities	25	68,465	20,942
Property, plant and equipment	12	38,584	55,266	Lease liabilities	14.b	27,037	41,269
Intangible assets and goodwill	13	1,669,865	1,755,994	Provisions	18.a	9,620	12,347
Right-of-use assets	14.a	39,695	56,187	Accounts payable for business acquired	17	122,689	133,299
				Other liabilities		7,807	3,530
Total non-current assets		1,804,755	1,931,667

				Total non-current liabilities		850,362	965,120

				Equity	21
				Share capital		37	37
				Share premium		980,893	946,173
				Capital reserves		174,153	203,218
				Retained earnings reserves		354,240	221,667
				Other comprehensive income (loss)		(98,072)	(63,122)

				Total equity		1,411,251	1,307,973

Total assets		2,716,891	3,002,958	Total equity and liabilities		2,716,891	3,002,958

The accompanying notes are an integral part of these consolidated financial statements.

The comparative information is restated on account of correction of errors. See note 30.

CI&T Inc

Consolidated statements of profit or loss

For the years ended on December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais – R$)

	Note	December 31, 2023	December 31, 2022 restated	December 31, 2021
Net revenue	22	2,233,466	2,187,710	1,444,380
Costs of services provided	23	(1,487,742)	(1,425,219)	(935,732)
Gross profit		745,724	762,491	508,648
Selling expenses	23	(173,643)	(163,871)	(89,654)
General and administrative expenses	23	(290,499)	(315,915)	(151,681)
Research and technological innovation expenses	23	-	-	(4)
Impairment loss on trade receivables and contract assets	23	(1,556)	(329)	(497)
Other income (expenses) net	23	5,450	(8,458)	(22,206)
Operating expenses net		(460,248)	(488,573)	(264,042)
Operating profit before net finance costs and income tax expense		285,476	273,918	244,606
Finance income	24	75,245	172,996	69,816
Finance cost	24	(151,426)	(246,642)	(104,048)
Net finance costs		(76,181)	(73,646)	(34,232)
Profit before income tax		209,295	200,272	210,374
Income tax expense
Current	25	(34,536)	(59,570)	(95,375)
Deferred	25	(42,186)	(44,992)	10,958
Total income tax expense		(76,722)	(104,562)	(84,417)
Net profit for the year		132,573	95,710	125,957
Profit attributable to:
Controlling shareholders		132,573	95,710	125,957
Net profit for the year		132,573	95,710	125,957
Earnings per share
Earnings per share – basic (in R$)	26	0.97	0.72	1.03
Earnings per share – diluted (in R$)	26	0.95	0.71	1.01

The accompanying notes are an integral part of these consolidated financial statements.

The comparative information is restated on account of correction of errors. See note 30.

CI&T Inc

Consolidated statements of other comprehensive income

For the years ended on December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais – R$)

	Note	December 31, 2023	December 31, 2022 restated	December 31, 2021
Net profit for the year		132,573	95,710	125,957
Other comprehensive income (OCI):
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(48,153)	(84,840)	23,830
Cash flow hedges - effective portion of changes in fair value	27.3.a.1	13,203	(15,532)	-
Total comprehensive income for the year		97,623	(4,662)	149,787
Total comprehensive income attributed to
Owners of the Company		97,623	(4,662)	149,787
Total comprehensive income for the year		97,623	(4,662)	149,787

The accompanying notes are an integral part of these consolidated financial statements.

The comparative information is restated on account of correction of errors. See note 30.

CI&T Inc

Consolidated statements of changes in equity

For the years ended on December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais – R$)

						Profit reserves
	Notes	Share capital	Share premium	Treasury share reserve	Capital reserve	Legal reserve	Retained earnings reserve	Retained earnings	Other comprehensive income (loss)	Total equity
Balances as of January 1, 2021		68,968	-	-	6,764	13,793	95,515	-	13,420	198,460
Comprehensive income for the year
Net profit for the period		-	-	-	-	-	-	125,957	-	125,957
Exchange variation in foreign investments		-	-	-	-	-	-	-	23,830	23,830
Total comprehensive income for the year		-	-	-	-	-	-	125,957	23,830	149,787
Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Equity settled share-based compensation		-	-	-	2,498	-	-	-	-	2,498
Tax effect on the share-based compensation		-	-	-	-	-	(147)	-	-	(147)
Shares exercised of executive officers		28,697	-	-	(28,697)	-	-	-	-	-
Corporate restructuring		(88,206)	-	-	95,711	(13,793)	6,288	-	-	-
Capital contribution		3	-	-	-	-	-	-	-	3
Initial public offering proceeds, gross		-	915,947	-	-	-	-	-	-	915,947
Initial public offering costs, net of taxes		-	-	-	(66,876)	-	-	-	-	(66,876)
2020 additional dividends		-	-	-	-	-	(95,368)	-	-	(95,368)
Interest on shareholders´ equity		-	-	-	-	-	(6,288)	-	-	(6,288)
Constitution of retained earnings reserve		-	-	-	-	-	125,957	(125,957)	-	-
Total contributions and distribution and constitution of reserves		(59,506)	915,947	-	2,636	(13,793)	30,442	(125,957)	-	749,769
Changes in ownership interest
Spin-off of the CI&T IOT		(9,426)	-	-	597	-	-	-	-	(8,829)
Merger of Hoshin		-	-	-	108	-	-	-	-	108
Total changes in ownership interest		(9,426)	-	-	705	-	-	-	-	(8,721)
Balances as of December 31, 2021		36	915,947	-	10,105	-	125,957	-	37,250	1,089,295
Comprehensive income for the year
Net profit for the year (restated)		-	-	-	-	-	-	95,710	-	95,710
Exchange variation in foreign investments		-	-	-	-	-	-	-	(84,840)	(84,840)
Cash flow hedges - effective portion of changes in fair value	27.3.a.1	-	-	-	-	-	-	-	(15,532)	(15,532)
Total comprehensive income for the year (restated)		-	-	-	-	-	-	95,710	(100,372)	(4,662)
Transactions with the owner of the Group
Contributions, distribution and constitution of reserves (restated)
Issues of ordinary shares related to business combinations	21.b	-	30,226	-	-	-	-	-	-	30,226
Equity settled share-based payment - Vested immediately	21.d	-	-	-	174,898	-	-	-	-	174,898
Equity settled share-based payment	20	-	-	-	5,547	-	-	-	-	5,547
Share options exercised	20.c.1	1	-	-	12,668	-	-	-	-	12,669
Constitution of retained earnings reserve (restated)		-	-	-	-	-	95,710	(95,710)	-	-
Total contributions and distribution and constitution of reserves (restated)		1	30,226	-	193,113	-	95,710	(95,710)	-	223,340
Restated balances as of December 31, 2022		37	946,173	-	203,218	-	221,667	-	(63,122)	1,307,973
Comprehensive income for the year
Net profit for the year		-	-	-	-	-	-	132,573	-	132,573
Exchange variation in foreign investments		-	-	-	-	-	-	-	(48,153)	(48,153)
Cash flow hedges - effective portion of changes in fair value	27.3.a.1	-	-	-	-	-	-	-	13,203	13,203
Total comprehensive income for the year		-	-	-	-	-	-	132,573	(34,950)	97,623
Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired	21.c	-	-	(43,414)	-	-	-	-	-	(43,414)
Equity settled share-based payment	20	-	-	-	47,371	-	-	-	-	47,371
Restricted stock units exercised	21.b	-	16,119	5,090	(20,738)	-	-	-	-	471
Share options exercised	20.c.1	-	-	-	1,227	-	-	-	-	1,227
Treasury shares reissued	21.b	-	18,601	38,324	(56,925)	-	-	-	-	-
Constitution of retained earnings reserve		-	-	-	-	-	132,573	(132,573)	-	-
Total contributions and distribution and constitution of reserves		-	34,720	-	(29,065)	-	132,573	(132,573)	-	5,655
Balance as of December 31, 2023		37	980,893	-	174,153	-	354,240	-	(98,072)	1,411,251

The accompanying notes are an integral part of these consolidated financial statements.

The comparative information is restated on account of correction of errors. See note 30.

CI&T Inc

Consolidated statements of cash flows

For the years ended on December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais – R$)

	Notes	December 31, 2023	December 31, 2022 restated	December 31, 2021
Cash flows from operating activities
Net profit for the year		132,573	95,710	125,957
Adjustments for:
Depreciation and amortization	12, 13, 14	93,213	94,558	48,354
Loss on sale and write-off of fixed assets	12, 13, 14, 15	1,689	3,781	1,237
Interest, monetary variation and exchange rate changes		86,793	57,156	55,087
Unrealized loss (gain) on financial instruments		(14,735)	(7,114)	3,084
Income tax expenses	25	76,722	104,562	84,417
Impairment losses on trade receivables and contract assets	11	1,556	329	497
Impairment of intangible assets		-	-	21,894
(Reversal of) Provision for tax and labor risks	18.a	(424)	386	472
Share-based plan	23	28,116	5,486	2,531
Restructuring expenses		18,327	-	-
Changes in fair value of accounts payable for business acquired		4,863	11,497	-
Others		(571)	(1,855)	98
Changes in operating assets and liabilities
Trade receivables		4,381	(116,574)	(102,300)
Contract assets		63,327	(69,101)	(52,876)
Recoverable taxes		(31,755)	(547)	(13,806)
Suppliers		(13,112)	(29,769)	11,011
Salaries and welfare charges		(61,538)	10,729	63,083
Tax liabilities		1,720	(9,681)	(17,364)
Contract liabilities		17,175	9,636	1,922
Other receivables and payables, net		5,976	1,467	(20,071)
Cash generated from operating activities		414,296	160,656	213,227
Income tax paid		(27,407)	(48,299)	(64,150)
Interest paid on loans and borrowings	15	(91,788)	(70,096)	(12,149)
Interest paid on lease	15	(4,057)	(6,169)	(5,753)
Income tax refund		4,198	-	-
Net cash from operating activities		295,242	36,092	131,175
Cash flows from investing activities
Acquisition of property, plant and equipment and intangible assets		(24,109)	(22,967)	(28,703)
Redemption (contribution in) of financial investments	10.2	90,298	655,533	(784,915)
Acquisition of subsidiary net of cash acquired		-	(722,665)	(692,722)
Escrow deposit		-	(23,061)	-
Cash outflow on hedge accounting settlement	27.3.a.1	-	25,263	-
Hedge accounting – ineffective portion inflow	27.3.a.1	-	5,337	-
Net cash from (used in) investing activities		66,189	(82,560)	(1,506,340)

CI&T Inc

Consolidated statements of cash flows

For the years ended on December 31, 2023, 2022 and 2021

(In thousands of Brazilian Reais – R$)

Cash flows from financing activities
Share-based plan contributions		-	-	1,282
Issuance of common shares at initial public offering		-	-	915,947
Transaction cost of offering		-	-	(55,874)
Dividends paid		-	-	(126,045)
Exercised share-based compensation		1,227	12,668	-
Interest on equity, paid	15	-	-	(6,288)
Payment of lease liabilities	15	(24,070)	(26,993)	(17,656)
Proceeds from loans and borrowings	15	205,093	527,507	740,596
Settlement of derivatives	15	12,200	390	-
Payment of loans and borrowings	15	(407,013)	(350,571)	(75,196)
Payment of installment related to accounts payable of business acquired	15	(77,338)	(62,338)	-
Repurchase of treasury shares	15	(43,414)	-	-
Net cash from (used in) financing activities		(333,315)	100,663	1,376,766
Net increase in cash and cash equivalents		28,116	54,195	1,601
Cash and cash equivalents as of January 1st		185,727	135,727	162,827
Exchange variation effect on cash and cash equivalents		(2,205)	(4,195)	(20,949)
Cash reduction due to spin-off effect		-	-	(7,752)
Cash and cash equivalents as of December 31st		211,638	185,727	135,727

The accompanying notes are an integral part of these consolidated financial statements.

The comparative information is restated on account of corrections of errors. See note 30.

CI&T Inc.
Consolidated financial statements
December 31, 2023

Notes to the consolidated financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1	Operational context

CI&T Inc (“CI&T” or “Company”) is a publicly held company incorporated in the Cayman Islands in June 2021, headquartered at Estrada Giuseppina Vianelli Di Napoli, 1455, Polo II de Alta Tecnologia, in the City of Campinas, State of São Paulo, Brazil. As a holding company, it is mainly engaged in the investment, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, and other countries. The Company’s subsidiaries are mainly engaged in the development of customizable software through the implementation of software solutions, including machine learning, artificial intelligence (AI), analytics, cloud migration and mobility technologies.

These consolidated financial statements comprise the Company and its subsidiaries (collectively referred to as the “Group”).

Since November 10, 2021 CI&T has been a publicly-held company registered with the US Securities and Exchange Commission (the “SEC”) and its shares are traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “CINT”.

CI&T Inc.
Consolidated financial statements
December 31, 2023

2	List of direct and indirect subsidiaries

Information on the Company’s direct and indirect subsidiaries is presented below:

		December 31,2023		December 31,2022		December 31,2021
Subsidiaries	Country of origin	Direct	Indirect	Direct	Indirect	Direct	Indirect
CI&T Delaware LLC	United States	100%	-	100%	-	100%	-
CI&T Software S.A. (“CI&T Brazil”) (a)	Brazil	-	100%	-	100%	-	100%
CI&T Japan, Inc. (“CI&T Japan”)	Japan	-	100%	-	100%	-	100%
CI&T China Inc. (“CI&T China”)	China	-	100%	-	100%	-	100%
CI&T Portugal Unipessoal Lda. (“CI&T Portugal”)	Portugal	-	100%	-	100%	-	100%
CI&T Australia PTY Ltd.	Australia	-	100%	-	100%	-	100%
Dextra Inc. (b)	United States	-	-	-	100%	-	100%
CINQ Inc.	United States	-	100%	-	100%	-	100%
CI&T Inc. (“CI&T US”)	United States	-	100%	-	100%	-	100%
CI&T Software Inc. (“CI&T Canada”)	Canada	-	100%	-	100%	-	100%
CI&T UK Limited. (“CI&T UK”)	United Kingdom	-	100%	-	100%	-	100%
CI&T Colombia	Colombia	-	100%	-	100%	-	-
CI&T Argentina S/A	Argentina	-	100%	-	100%	-	100%
CI&T Financial Services Solutions, LLC (c)	United States	-	100%	-	100%	-	-
CI&T FinTech Services, Inc. (c)	United States	-	100%	-	100%	-	-
Somo Global Ltd (“Somo”) (d)	United Kingdom	100%	-	100%	-	-	-
Somo Custom Ltd (“Somo UK”) (d)	United Kingdom	-	100%	-	100%	-	-
Somo Global Inc. (d)	United States	-	100%	-	100%	-	-
Somo Global SAS. (“Somo Colombia”) (d)	Colombia	-	100%	-	100%	-	-
Ideonyx Ltd (in liquidation) (d)	United Kingdom	-	100%	-	100%	-	-
Somo Ltd (dormant) (d)	United Kingdom	-	100%	-	100%	-	-
CI&T Oceania PTY Ltd (“CI&T Oceania”) (e)	Australia	100%	-	100%	-	-	-
Unconstrained Thinking PTY Ltd (e)	Australia	-	-	-	100%	-	-

CI&T Inc.
Consolidated financial statements
December 31, 2023

(a)	In June 2022, CI&T Brazil completed the acquisition of 100% of the shareholding control of Box 1824 Planejamento e Marketing Ltda (“Box 1824”). In December 2022, Box 1824 was merged with CI&T Brazil.
(b)	In 2023, Dextra Inc. was extinct.
(c)	In November 2022, the Company completed the acquisition of 100% of the shareholding control of NTERSOL Consulting LLC (“NTERSOL”) and its subsidiary (see note 9). In 2023 NTERSOL was renamed to CI&T Financial Services Solutions, LLC and Core IP was renamed to CI&T FinTech Services, Inc.
(d)	In January 2022, the Company completed the acquisition of 100% of the shareholding control of Somo Global Ltd (“Somo”) and its subsidiaries (see note 9).
(e)	In September 2022, the Company completed the acquisition of 100% of the shareholding control of Transpire Technology Pty Ltd (“Transpire”) and its subsidiary (see note 9). In 2023, Transpire was renamed to CI&T Oceania PTY Ltd and Unconstrained Thinking PTY Ltd was extinct.

3	Basis of accounting

These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These financial statements have been restated to reflect the correction of certain errors identified by the Company in its Consolidated Financial Statements for the year ended December 31, 2022, previously publicly available (see note 30).

The issuance of these consolidated financial statements was authorized by the Company’s Board of Directors and Audit Committee on March 28, 2024.

Details of the Group’s accounting policies are included in note 8.

4	Functional and presentation currency

These consolidated financial statements are presented in Brazilian Reais (“R$”), which is the Company’s functional currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

5	Use of judgments and estimates

In preparing these consolidated financial statements, Management has made judgments and estimates about the future, that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

a.     Judgments

Information about judgments made in the application of accounting policies that have the most significant effects on the amounts recognized in the financial statements are included in the following note:

•	Note 14 – lease term: whether the Group is reasonably certain to exercise extension options;

CI&T Inc.
Consolidated financial statements
December 31, 2023

b.     Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties at the reporting date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year is included in the following notes:

•	Note 9 – acquisition of subsidiary: fair value of the consideration transferred (including contingent consideration), and fair value of identifiable intangibles;
•	Note 13 – impairment test of intangible assets and goodwill: key assumptions underlying recoverable amounts; and
•	Note 25 – recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized.

c.     Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has established an internal process with respect to the measurement of fair value. This includes the review of significant fair value measurements, significant unobservable data and valuation adjustments. If third-party information, such as broker quotes or pricing services, is used to measure fair values, this information is evaluated to support the conclusion that such valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

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

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the changes have occurred.

Further information about the assumptions made in measuring fair values is included in the following notes:

•	Note 9 – business combination – acquisition of subsidiary;
•	Note 20 – share-based payment transactions and the compensation for the cancellation of the share based plan; and
•	Note 27 – financial instruments.

CI&T Inc.
Consolidated financial statements
December 31, 2023

6	Changes in material accounting policies

(i)               Deferred tax related assets and liabilities arising from a single transaction

The Group has adopted deferred tax related to assets and liabilities arising from a single transaction (amendments to IAS 12) from January 1, 2023. The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences – e.g. leases. For leases, an entity is required to recognize the associated deferred tax asset and liabilities from beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments apply to transactions that occur after the beginning of the earliest period presented.

The Group previously accounted for deferred tax on leases by applying the integrally linked approach, resulting in a similar outcome as under the amendments, except that the deferred tax asset or liability was recognized on a net basis. Following the amendments, the Group has recognized a separate deferred tax asset in relation to its lease liabilities and a deferred tax liability in relation to its right-of-use assets. However, there was no impact on the statement of financial position because the balances qualify for offset under paragraph 74 of IAS 12. There was also no impact on the opening retained earnings as at January 1, 2022 as a result of the change. The key impact for the Group relates to disclosure of the deferred tax assets and liabilities recognized (see Note 25).

(ii)             Material accounting policy information

The Group also adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) from January 1, 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policies information disclosed in the financial statements.

The amendments require the disclosure of 'material', rather than 'significant', accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the financial statements.

Management reviewed the accounting policies and made updates to the information disclosed in note 8 - Material accounting policies (2022: Significant accounting policies) in certain instances in line with the amendments.

(iii)            Accounting standards issued but not yet effective

A number of new accounting standards are effective for annual periods beginning after January 1, 2024 and earlier application is permitted. However, the Group has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

The following new and amended accounting standards are not expected to have a significant impact on the Group's consolidated financial statements:

•	Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants (Amendments to /AS 1)
•	Supplier Finance Arrangements (Amendments to /AS 7 and IFRS 7)
•	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
•	Lack of Exchangeability (Amendments to /AS 21)

CI&T Inc.
Consolidated financial statements
December 31, 2023

7	Basis of measurement

The consolidated financial statements have been prepared based on the historical cost basis, except for derivative financial instruments, non-derivatives financial instruments, contingent consideration assumed in a business combination and liabilities for cash-settled shared-based payment arrangements which are measured at fair value at each reporting date.

8	Material accounting policies

The Group has consistently applied the following accounting policies to all the periods presented in these consolidated financial statements.

a. Basis of consolidation

(i) Business combination

The Group accounts for business combinations under the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

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

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

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

(ii) Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date in which control commences until the date on which control ceases.

CI&T Inc.
Consolidated financial statements
December 31, 2023

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency translation gains or losses) arising from intra-group transactions, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b. Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of the Company and its subsidiaries by the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in foreign currency are translated at the exchange rate on the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance costs.

However, foreign currency differences arising from the translation of investments abroad and the qualifying cash flow hedges to the extent that the hedges are effective are recognized in other comprehensive income.

(ii) Foreign operations

The Company’s subsidiaries functional currencies are:

Subsidiaries	Country of origin	Functional currency/ defined as
CI&T Delaware LLC	United States	Brazilian Reais (“R$” or “BRL”)
CI&T Software S.A. (“CI&T Brazil”)	Brazil	Brazilian Reais (“R$” or “BRL”)
CI&T Japan, Inc.	Japan	Yen
CI&T China Inc.	China	Yuan
CI&T Portugal Unipessoal Lda.	Portugal	Euro
CI&T Australia PTY Ltd.	Australia	Australian dollar (“AU$”)
Dextra Inc.	United States	US dollar (“US$” or “USD”)
CINQ Inc.	United States	US dollar (“US$” or “USD”)
CI&T Inc. (“CI&T US”)	United States	US dollar (“US$” or “USD”)
CI&T Software Inc. (“CI&T Canada”)	Canada	Canadian dollar
CI&T UK Limited. (“CI&T UK”)	United Kingdom	Pound sterling (“£” or “GBP”)
CI&T Colombia	Colombia	Colombian peso
CI&T Argentina S/A	Argentina	Argentinian Peso
CI&T Financial Services Solutions, LLC	United States	US dollar (“US$” or “USD”)
CI&T FinTech Services, Inc.	United States	US dollar (“US$” or “USD”)
Somo Global Ltd (“Somo”)	United Kingdom	Pound sterling (“£” or “GBP”)
Somo Custom Ltd	United Kingdom	Pound sterling (“£” or “GBP”)
Somo Global Inc.	United States	US dollar (“US$” or “USD”)
Somo Global SAS.	Colombia	Colombian peso
Ideonyx Ltd (in liquidation)	United Kingdom	Pound sterling (“£” or “GBP”)
Somo Ltd (dormant)	United Kingdom	Pound sterling (“£” or “GBP”)
CI&T Oceania PTY Ltd (“CI&T Oceania”)	Australia	Australian dollar (“AU$”)
Unconstrained Thinking PTY Ltd	Australia	Australian dollar (“AU$”)

CI&T Inc.
Consolidated financial statements
December 31, 2023

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into Brazilian Reais at the exchange rates at the reporting date. The income and expenses of operations abroad are translated into Brazilian Reais at the monthly average exchange rates. Equity and non-monetary items that are measured based on historical cost in foreign currency are translated at the exchange rate on the date of the transaction.

Foreign currency differences are recognized in other comprehensive income and accumulated in the translation reserve.

c. Revenue from contracts with customers

The revenue is measured based on the consideration specified in the contract with the client. The Group recognizes revenue when it transfers control over the service to the customer.

The following table provides information on the nature and timing of satisfaction of performance obligations in contracts with customers, including significant payment terms, and the related revenue recognition policies:

Type of service	Nature and timing of performance obligations	Revenue recognition
Services provision: software development; software maintenance; consultancy.

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
Invoices are issued in accordance with contractual terms. Unbilled amounts are presented as contract assets.
Software License Agency	The Group acts as an agent in software license agreements between the developer and the customer.	Revenue related to fees as agent is recognized when contracts are entered into.
Invoices (related to agency fees) are issued in accordance with the contractual terms.

d. Employee benefits

(i) Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(ii) Defined contribution plan

Obligations for contributions to defined contribution plans are expensed as the related services is provided.

CI&T Inc.
Consolidated financial statements
December 31, 2023

(iii) Long-term employee benefits

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

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

The Group does not have other long-term benefits, such as time-of-service leave, lifetime health plan and other time-service benefits, and post-employment obligation.

CI&T Inc.
Consolidated financial statements
December 31, 2023

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

The Group has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

CI&T Inc.
Consolidated financial statements
December 31, 2023

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends. Current tax assets and liabilities are offset only if certain criteria are met.

(ii) Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

  Temporary differences on the initial recognition of assets or liabilities in a transaction that:
  is not a business combination; and
  at the time of the transaction (i) affects neither accounting nor taxable profit or loss and (ii) does not give rise to equal taxable and deductible temporary differences;
  Temporary differences related to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and
  Taxable temporary differences arising from on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for each individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

g. Cash and cash equivalents and financial investments

For the purpose of presentation in the statement of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

The financial investments include foreign currencies, which may be subject to a significant exchange rate variation once translated to R$. The financial investments are amounts that do not meet the definition of cash and cash equivalents and are kept with the purposes of payment of accounts payable for business acquired.

Table of Content

CI&T Inc.
Consolidated financial statements
December 31, 2023

h. Property, plant and equipment

(i) Recognition and measurement

Items of property, plant and equipment items are measured at cost, less accumulated depreciation and any accumulated impairment losses.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on the disposal of an item of property, plant and equipment is recognized in profit or loss.

(ii) Subsequent expenditure

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group.

(iii) Depreciation

Depreciation is calculated to write-off the cost of items of property, plant and equipment less their estimated residual values under the straight-line method based over their estimated useful lives, and is generally recognized in profit and loss. The leasehold improvements are depreciated on a straight-line basis over the duration of the lease agreement. Land is not depreciated.

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

IT equipment	2 to 5 years
Furniture and fixtures	7-10 years
Leasehold improvements	1 to 8 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

CI&T Inc.
Consolidated financial statements
December 31, 2023

i. Intangible assets and goodwill

(i) Recognition and measurement

Goodwill

Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses.

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

Directly attributable costs, which are capitalized as a part of the software product, include the costs of employees allocated to software development and an appropriate portion of the applicable indirect expenses.

Other development costs that do not meet these criteria for capitalization are recognized as expenses as they are incurred. Development costs previously recognized as expenses are not recognized as assets in subsequent periods.

Software in progress

Software in progress is capitalized only if the expenditure can be measured reliably, the product or progress is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient intention and resources to complete development and use or sell the asset. Otherwise, it is recognized in profit and loss as incurred. Subsequent to initial recognition, intangible in progress is measured at cost less any accumulated impairment losses.

(ii) Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including brands and patents, are recognized in profit or loss as incurred.

CI&T Inc.
Consolidated financial statements
December 31, 2023

(iii) Amortization

Amortization is calculated to write-off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative periods are as follows:

Software	5 years
Internally developed software	3 years
Customer relationship	6 – 19 years
Non-compete agreement	5 years
Brands	1-21 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

j. Financial instruments

(i) Recognition and initial measurement

Trade receivables are initially recognized on the date they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not measured at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. Trade receivable without a significant financing component is initially measured at the transaction price.

(ii) Classification and subsequent measurement

Financial assets - classification

Upon initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”) — debt investment; FVOCI — equity investment; or at FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

  It is held within a business model whose objective is to hold assets to collect contractual cash flows; and
  Its contractual terms give rise on specific dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets.

CI&T Inc.
Consolidated financial statements
December 31, 2023

Financial asset – Business model assessment

The Group makes an assessment of the objective of the business model in which a financial asset is held in the portfolio level because this best reflects the way the business is managed and information is provided to Management. Information considered includes:

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

Financial asset – assessment of whether contractual cash flows are solely payments of principal and interest

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
  Prepayment and extension features; and
  Terms that limit the Group's claim to cash flows from specified assets (e.g., non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract. In addition, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition. The Group had no financial assets held outside trading business models that failed the solely payments of principal and interest assessment.

Financial assets - Subsequent measurement and gains and losses

Financial assets at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

CI&T Inc.
Consolidated financial statements
December 31, 2023

Financial assets at amortized cost

These assets are subsequently measured at amortized cost under the effective interest method. The gross carrying amount is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Financial liabilities – classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as measured at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition, and the net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost under the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss. See note 27.1 for financial liabilities recognized in profit or loss.

(iii) Derecognition

Financial assets are derecognized when:

  The contractual rights to receive cash flows from the asset expires.
  The Group transfers the contractual rights to receive cash flows on a financial asset in a transaction in which: substantially all the risks and benefits of ownership of the financial asset or the Company neither transfers nor keeps substantially all the risks and benefits of ownership of the financial asset and does not have control over the financial asset.

Financial liabilities are derecognized when contractual obligations are withdrawn, canceled, or expired. The difference between the extinct book value and the consideration paid (including transferred assets or assumed liabilities) is recognized in the consolidated statements of profit or loss.

(iv) Offsetting

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(v) Derivative financial instruments

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are generally recognized in profit or loss.

(vi) Non-derivative financial instruments and hedge accounting

CI&T Inc.
Consolidated financial statements
December 31, 2023

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

Cash flows hedges

When a non-derivative financial instrument is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the non-derivative financial instrument is recognized in Other Comprehensive Income (“OCI”) and accumulated in the hedging reserve. The effective portion of changes in the fair value of the non-derivative financial instrument that is recognized in OCI is limited to the cumulative change in fair value of the hedged item, determined on a present basis, from the inception of the hedge. Any ineffective portion of changes in the fair value of non-derivative financial instrument is recognized immediately in profit or loss, under the heading of “Net finance cost”.

The Group designates only the change in fair value of the spot element of forward exchange contracts as the hedging instrument in cash flow hedging relationships. The change in fair value of forward element of forward exchange contracts (forward points) is separately accounted for as a cost of hedging, recognized in other comprehensive income and accumulated in a separate component of equity.

When the hedged forecast transaction subsequently results in the recognition of a non-financial item such as financial investments, the amount accumulated in the hedging reserve and the cost of hedging reserve is included directly in the initial cost of the non-financial item when it is recognized.

For all other hedged forecast transactions, the amount accumulated in the hedging reserve and the cost of hedging reserve is reclassified to profit or loss, under the heading of “Net finance cost”, in the same period or periods during which the hedged expected future cash flows affect profit or loss.

If the hedge no longer meets the criteria for hedge accounting or the hedging instrument is sold, expires, is terminated or is exercised, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the hedge reserve remains in equity until, for a hedge of a transaction resulting in the recognition of a non-financial item, it is included in the non-financial item’s cost on its initial recognition or, for other cash flow hedges, it is reclassified to profit or loss in the same period or periods as the hedged expected future cash flows affect profit or loss, under the heading of “Net finance cost”.

If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in the hedging reserve and the cost of hedging reserve are immediately reclassified to profit or loss, under the heading of “Net finance cost”.

Additionally, when a financial instrument designated as a hedging instrument expires or is settled, the Group may replace it with another financial instrument, in order to ensure the continuity of the hedging relationship. Similarly, when a transaction designated as a hedged item takes place, the Group may designate the financial instrument that hedged that transaction as a hedging instrument in a new hedging relationship. The effective amount of gain or loss on the instrument is accounted in OCI and the ineffective amount under the heading of “Net finance cost”, with the accumulated gains and losses recognized in profit or loss. The ineffective portion of exchange rate variations arising from hedging instruments is recognized in profit or loss for the period, under the heading of “Net finance cost”.

CI&T Inc.
Consolidated financial statements
December 31, 2023

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

Treasury share reserve

Repurchase and reissue of shares:

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are recognized at the treasury shares reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

Capital reserve

The capital reserves arise from the corporate restructuring that occurred in 2021, share-based payment arrangements (note 20.c) and share repurchase and issuance costs.

l. Impairment

(i) Non-derivative financial assets

Financial instruments and contract assets

The Group recognizes loss allowances for expected credit losses on:

  Financial assets measured at amortized cost (cash and cash equivalents and trade and other receivables); and
  Contract assets.

Loss allowances for trade receivables and contract assets are measured based on the estimate of lifetime expected credit losses.

When determining whether the credit risk of a financial assets has increased significantly since initial recognition and when estimating expected credit losses, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment, that includes forward-looking information.

The Group periodically reviews the economic circumstances and market conditions to define the client´s credit risk increasing.

The Group considers a trade receivables to be in default when the financial asset is more than 360 days past due.

The 12-month of expected credit losses are the portion of expected credit losses that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instruments is less than 12 months).

The maximum period considered when estimating the expected credit loss is the maximum contractual period over which the Group is exposed to credit risk.

CI&T Inc.
Consolidated financial statements
December 31, 2023

(ii) Measurement of expected credit losses

The expected credit losses (ECL) are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

(iii) Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is “credit-impaired” when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

  Significant financial difficulty of the debtor;
  A breach of contract such as a default or being more than 90 days past due;
  The restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;
  It is probable that the debtor will enter bankruptcy or other financial reorganization; or
  The disappearance of an active market for a security because of financial difficulties.

Presentation of allowance for expected credit losses in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

(iv) Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectation of recovering a financial asset in its entirety or a portion thereof. For individual customers, the Group may write off the gross carrying amount when the financial asset is 360 days past due based on historical experience of recoveries of similar assets, unless the Group has reasonable and supportable information to demonstrate that another writing off criterion is more appropriate. For corporate customers, the Group individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off.

CI&T Inc.
Consolidated financial statements
December 31, 2023

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

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

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

CI&T Inc.
Consolidated financial statements
December 31, 2023

n. Leases

At inception of a contract or on modification, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessee, at commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

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

The right-of-use asset is subsequently depreciated under the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

  Lease payments included in the measurement of the lease liability comprise the following:
  Fixed payments, including in-substance fixed payments;
  Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
  Amounts expected to be payable under a residual value guarantee; and
  The exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period of the Group are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in the profit or loss if the carrying amount of the right-of-use asset has been reduced to nil.

CI&T Inc.
Consolidated financial statements
December 31, 2023

Short-term leases and leases of low-value assets

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognizes lease payments associated with these leases as expenses on a straight-line basis over the lease term.

The Group does not have any contract acting as a lessor.

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

If there is no quoted price in an active market, then the Group uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

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

CI&T Inc.
Consolidated financial statements
December 31, 2023

9	Business combination

The summary of the prior period acquisitions on each acquisition date is as follows:

Companies	Somo	Box 1824	Transpire	NTERSOL
Acquisition/closing date	January 27, 2022	June 1, 2022	September 1, 2022	November 1, 2022
Cash consideration	247,764	19,040	55,724	400,137
Cash acquired in business combination	98,701	1,728	5,397	17,870
Other adjustments	(5,688)	-	(729)	-
Cash transferred	340,777	20,768	60,392	418,007
Restricted cash in escrow account	23,061	-	-	-
Earn-out	59,868	-	-	-
Contingent consideration - Retained amount	9,671	8,871	-	75,096
Class A common shares issued	14,037	-	16,189	-
Stock-based payment – vested immediately (i)	-	4,124	-	170,774
Other	-	974	-	-
Price adjustment	-	(558)	729	5,871
Total consideration transferred at the acquisition date	447,414	34,179	77,310	669,748
Total identifiable net assets acquired	(130,235)	(12,654)	(8,115)	(201,496)
Goodwill	317,179	21,525	69,195	468,252

(i)	Refers to the purchase price to be paid in common shares in connection with business combination, but considered as vested immediately at each acquisition date, measured at fair value on the same date.

10	Cash and cash equivalents and financial investments

10.1 Cash and cash equivalents

	December 31, 2023	December 31, 2022
Cash and cash equivalents	63,690	127,263
Short-term financial investments	147,948	58,464
Total	211,638	185,727

Short-term financial investments are represented by fixed income securities, with interest rate ranging from 100% to 101% on December 31, 2023 (101% to 102% as of December 31, 2022) of the changes of Interbank Deposit Certificate (CDI) variation which (i) Management expects to use for short-term commitments; (ii) present daily liquidity; and (iii) are readily convertible into a known amount of cash, subject to an insignificant risk of change in value.

CI&T Inc.
Consolidated financial statements
December 31, 2023

10.2 Financial investments

.	December 31, 2023	December 31, 2022
Financial investments	3,164	96,299

As of December 31, 2023 the balance of R$ 3,164 (R$ 96,299 as of December 31, 2022), with bear interest rates ranging from 0.57% to 5.28% p.a. (from 0.57% to 4.2% p.a. on December 31, 2022). The Company holds US$ and £ amounts for short-term commitments in the same currencies.

11	Trade receivables and contract assets

11.1 Trade receivables

The balances of trade receivables are presented, as follows:

	December 31, 2023	December 31, 2022
Trade receivables – Dollar denominated – from US customers	243,680	304,693
Trade receivables – Reais denominated – from Brazilian customers	151,456	133,582
Trade receivables – in other foreign currencies	78,527	64,049
(-) Expected credit losses from trade receivables	(1,712)	(653)
Trade receivables, net	471,951	501,671

The balances of trade receivables by maturity date are as follows:

	December 31, 2023		December 31, 2022
	Trade receivables	(-) Expected credit losses	Trade receivables	(-) Expected credit losses
Not due	438,076	(797)	458,802	(146)
Overdue:
from 1 to 60 days	30,182	(9)	36,995	(261)
61 to 360 days	5,401	(902)	6,140	(119)
Over 360 days	4	(4)	387	(127)
Total	473,663	(1,712)	502,324	(653)

The movement of impairment loss on trade receivables is as follows:

Balance as of January 1, 2022	(1,059)
Provision	(1,130)
Reversal	707
Write-off	655
Exchange variation	174

Balance as of December 31, 2022	(653)
Provision	(3,747)
Reversal	2,705
Write-off	20
Exchange variation	(37)

Balance as of December 31, 2023	(1,712)

CI&T Inc.
Consolidated financial statements
December 31, 2023

11.2 Contract assets

Contract assets relate mainly to the Group’s rights to consideration for services performed, for which control has been transferred to the client, but not invoiced on the reporting date. Contract assets are transferred to receivables when the Group issues an invoice to the client.

The balances from contract assets are shown and segregated in the statement of financial position as follows:

	December 31, 2023	December 31, 2022
Contract assets – Reais denominated – from Brazilian customers	77,933	94,613
Contract assets – Dollar denominated – from US customers	38,248	104,836
Contract assets – from other customers	32,632	18,474
(-) Expected credit losses from contract assets	(1,193)	(673)
Total	147,620	217,250

The movement of expected credit losses of contract assets, is as follows:

Balance as of December 31, 2021	(913)
Reversal	94
Effect of movements in exchange rates	146
Balance as of December 31, 2022	(673)

Balance as of December 31, 2022	(673)
Provision	(534)
Effect of movements in exchange rates	14
Balance as of December 31, 2023	(1,193)

12	Property, plant and equipment

	December 31, 2023	December 31, 2022
IT equipment	26,288	37,963
Furniture and fixtures	3,117	5,064
Leasehold improvements	9,168	12,226
Property, plant and equipment in progress	11	13
Total	38,584	55,266

CI&T Inc.
Consolidated financial statements
December 31, 2023

The changes in the balances are as follows:

	IT equipment	Furniture and fixtures	Leasehold improvements	In progress	Total
Cost:
Balance as of December 31, 2021	63,640	13,869	30,915	157	108,581
Exchange rate changes	(1,308)	(289)	(533)	-	(2,130)
Addition due to business combination	2,822	526	313	-	3,661
Additions	18,777	317	95	154	19,343
Disposals	(8,390)	(4,115)	(9,554)	(30)	(22,089)
Transfers	6	-	262	(268)	-
Balance as of December 31, 2022	75,547	10,308	21,498	13	107,366
Exchange rate changes	(554)	(294)	(559)	-	(1,407)
Additions	5,980	104	15	798	6,897
Disposals	(5,328)	(3,035)	(972)	(1)	(9,336)
Transfers	5	18	776	(799)	-
Balance as of December 31, 2023	75,650	7,101	20,758	11	103,520

Depreciation:
Balance as of December 31, 2021	(28,410)	(7,586)	(14,864)	-	(50,860)
Exchange rate changes	775	104	162	-	1,041
Additions	(16,645)	(1,405)	(3,401)	-	(21,451)
Disposals	6,696	3,643	8,831	-	19,170
Balance as of December 31, 2022	(37,584)	(5,244)	(9,272)	-	(52,100)
Exchange rate changes	441	132	237	-	810
Additions	(17,136)	(1,000)	(3,238)	-	(21,374)
Disposals	4,917	2,137	674	-	7,728
Transfers	-	(9)	9	-	-
Balance as of December 31, 2023	(49,362)	(3,984)	(11,590)	-	(64,936)
Balance as of:
December 31, 2022	37,963	5,064	12,226	13	55,266
December 31, 2023	26,288	3,117	9,168	11	38,584

The Group does not have property, plant or equipment pledged as collateral.

CI&T Inc.
Consolidated financial statements
December 31, 2023
13	Intangible assets and goodwill

	December 31, 2023	December 31, 2022 restated
Customer relationship	239,087	288,943
Software in progress	13,771	1,032
Non-compete agreement	7,833	10,865
Internally developed software	6,814	4,059
Brands	5,134	7,464
Software	4,407	5,641
Subtotal	277,046	318,004
Goodwill	1,392,819	1,437,990
Total	1,669,865	1,755,994

The change in the balances of intangible assets as follows:

	Software	Internally developed software	Software in progress	Customer relationship	Non-compete agreement	Brands	Goodwill (i)	Total
Cost:
Balance as of December 31, 2021	11,942	16,581	391	88,961	13,462	20,501	619,469	771,307
Additions due to business combination restated (i)	3,378	5	-	222,278	-	13,304	876,151	1,115,116
Exchange rate changes	(7)	-	-	2,020	-	-	(57,630)	(55,617)
Additions	901	-	2,723	-	-	-	-	3,624
Write-off	(1,078)	-	(32)	-	-	(7)	-	(1,117)
Transfers	50	2,000	(2,050)	-	-	-	-	-
Balance as of December 31, 2022 restated	15,186	18,586	1,032	313,259	13,462	33,798	1,437,990	1,833,313
Exchange rate changes	(293)	-	-	(11,229)	-	(1)	(45,171)	(56,694)
Additions	562	-	18,140	-	-	-	-	18,702
Write-off	(5,317)	(429)	-	-	-	-	-	(5,746)
Transfers	-	5,401	(5,401)	-	-	-	-	-
Balance as of December 31, 2023	10,138	23,558	13,771	302,030	13,462	33,797	1,392,819	1,789,575
Amortization:
Balance as of January 1, 2022	(9,543)	(12,670)	-	(4,766)	435	(5,960)	-	(32,504)
Exchange rate changes	89	-	-	-	-	-	-	89
Additions	(1,129)	(1,857)	-	(19,550)	(3,032)	(20,374)	-	(45,942)
Write-off	1,038	-	-	-	-	-	-	1,038
Balance as of December 31, 2022 restated (i)	(9,545)	(14,527)	-	(24,316)	(2,597)	(26,334)	-	(77,319)
Exchange rate changes	67	-	-	890	-	-	-	957
Additions	(1,550)	(2,217)	-	(39,517)	(3,032)	(2,329)	-	(48,645)
Write-off	5,297	-	-	-	-	-	-	5,297
Balance as of December 31, 2023	(5,731)	(16,744)	-	(62,943)	(5,629)	(28,663)	-	(119,710)
Balance at:
December 31, 2022 restated (i)	5,641	4,059	1,032	288,943	10,865	7,464	1,437,990	1,755,994
December 31, 2023	4,407	6,814	13,771	239,087	7,833	5,134	1,392,819	1,669,865

(i) In November 2022, the Group signed the Share Purchase and Sale Agreement for the acquisition of all the shares of Ntersol. The measurement of the fair values of assets acquired and liabilities assumed, on a provisional basis, disclosed in the financial statements of December 31, 2022 was completed within one year after the acquisition date. In May 2023, after calculation of price adjustment conclusion, the Company registered the amount of R$ 5,096 in goodwill and account payable for business acquired, retrospectively.

In accordance with IFRS 3, during the measurement period, the acquirer shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognize as of that date. Therefore, this adjustment was due to the application of the accounting standard and not an error in the previous year's disclosure, this matter was not included in note 30 Correction of errors.

CI&T Inc.
Consolidated financial statements
December 31, 2023

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

	December 31, 2023	December 31, 2022
Discount rate - before tax	17.64%	25.00%
Discount rate - after tax	13.65%	17.00%
Budgeted EBITDA growth rate (average for the next five years)	19%	22%
Terminal value growth rate:	3.5%	3%
Projected period	5 years	5 years

The discount rate was estimated after tax based on the historical weighted average cost of capital rate at which the CGU operates.

The cash flow projections were prepared for five years and a growth rate in perpetuity after this period was considered. The rate of growth in perpetuity was determined as the lower value between the inflation of the countries where the Group operates and the estimated annual compound rate of long-term growth of Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”), which Management believes to be consistent with the market.

The key estimates used were as follows:

•

Revenue growth was projected considering the average growth levels experienced over the past years and the growth for the next five years between 2.5% and 10.0%, considering effective tax rates on the base date of assessment.

•	The variation in EBITDA follows revenues, costs, and expenses. The average EBITDA margin was 19% over the projected period.

Management therefore believes that any changes to the key assumptions above would not result in the carrying value of goodwill to be unrecoverable.

The Group did not recognize any impairment loss for the years ended December 31, 2023, 2022 and 2021.

CI&T Inc.
Consolidated financial statements
December 31, 2023

14	Leases

a.     Right-of-use assets

	December 31, 2023	December 31, 2022
Properties	33,903	48,415
Vehicles	5,792	7,772
Total	39,695	56,187

Some of the Group’s leases have the option of an extension that can be exercised for an indefinite period, and in these cases the Group has already considered in the measurement of the lease amounts the extensions that are reasonably certain to be exercised.

The Group applies the short-term lease recognition exemption to its short-term leases of properties (those leases that have a lease term of 12 months or less). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expenses on a straight-line basis. These rental expenses for the year totaled R$ 5,969 as of December 31, 2023 (R$ 7,497 as of December 31, 2022 and R$ 5,922 as of December 31, 2021).

The changes to balances of the right-of-use are:

	Properties	Vehicles	IT equipment	Total
Cost:
Balance on December 31, 2021	107,640	6,372	851	114,863

Additions due to business combination	11,035	-	-	11,035
Exchange rate changes	(3,226)	-	-	(3,226)
Additions	8,144	6,930	-	15,074
Derecognition of right-of-use assets	(33,006)	(1,104)	(851)	(34,961)

Balance on December 31, 2022	90,587	12,198	-	102,785

Exchange rate changes	(3,716)	-	-	(3,716)
Additions	8,152	3,276	-	11,428
Derecognition of right-of-use assets	(7,303)	(4,129)	-	(11,432)

Balance on December 31, 2023	87,720	11,345	-	99,065

Depreciation:
Balance on December 31, 2021	(38,200)	(2,199)	(638)	(41,037)

Exchange rate changes	123	-	-	123
Depreciation	(23,679)	(3,273)	(213)	(27,165)
Derecognition of right-of-use assets	19,584	1,046	851	21,481

Balance on December 31, 2022	(42,172)	(4,426)	-	(46,598)

Exchange rate changes	1,880	-	-	1,880
Depreciation	(19,196)	(3,998)	-	(23,194)
Derecognition of right-of-use assets	5,671	2,871	-	8,542

Balance on December 31, 2023	(53,817)	(5,553)	-	(59,370)

Net balance at:
December 31, 2022	48,415	7,772	-	56,187
December 31, 2023	33,903	5,792	-	39,695

CI&T Inc.
Consolidated financial statements
December 31, 2023

b.     Lease liabilities

.	Average discount rate (per year)	December 31, 2023	December 31, 2022
Properties	6.96% (2022: 8.26%)	38,602	54,369
Vehicles	17.38% (2022: 16.63%)	6,297	8,439
Total		44,899	62,808
Current		17,862	21,539
Non-current		27,037	41,269

The change in lease liabilities is disclosed in the reconciliation of change in liabilities to cash flows in note 15.

15	Loans and borrowings (restated)

Loans and borrowings operations can be summarized as follows:
	Average interest rate (%)	Year of maturity	December 31, 2023	December 31, 2022 restated
In US$
Advance on Foreign Exchange Contract (ACC)	2.28% p.a. to 4.86% p.a.	2023	-	96,386
Export Credit Note (NCE)	SOFR Overnight(a) + 2.33% p.a.	2026	110,648	142,658
Working Capital Loan	5.02% p.a. / SOFR Overnight(a) + 2.79% p.a. to 2.90% p.a.	2026 to 2028	380,757	452,276
Total			491,405	691,320
In R$
Export Credit Note (NCE)	CDI(b) + 1.10% p.a. to 1.75% p.a.	2023 to 2028	236,058	298,443
Total			236,058	298,443
Total loans and borrowings			727,463	989,763

(a)	SOFR Overnight means Secured Overnight Financing Rate.
(b)	CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil, average during the corresponding period.

These balances are presented as current and non-current borrowings in the consolidated statement of financial position as follows:

	December 31, 2023	December 31, 2022 restated
Current
Advance on Foreign Exchange Contract (ACC)	-	96,386
Export Credit Note (NCE)	52,182	87,989
Working Capital Loan	60,537	51,655
	112,719	236,030
Non-current
Export Credit Note (NCE)	294,524	353,112
Working Capital Loan	320,220	400,621
	614,744	753,733
	727,463	989,763

CI&T Inc.
Consolidated financial statements
December 31, 2023

The principal balances of long-term loans and borrowings as of December 31, 2023, mature as follows:

Maturity
2025	168,738
2026	190,639
2027	145,923
2028	109,444
Non-current liabilities	614,744

The reconciliation of change in liabilities to cash flows arising from financing activities is shown below:

	Liabilities			Derivative (assets)/liabilities		Net Equity
	Loans and borrowings	Leases (note 14.b)	Accounts payable for business acquired (note 17)	Derivative – assets	Derivative – liabilities	Reserves	Total
Balance as of January 1, 2023	989,763	62,808	210,045	(11,194)	4,109	1,371,095	2,626,626
Changes in cash flow from financing activities
Proceeds from loans and borrowings	205,093	-	-	-	-	-	205,093
Payments related to loans, borrowings, lease liabilities and business acquired	(407,013)	(24,070)	(77,338)	-	-	-	(508,421)
Proceeds from exercise of share options	-	-	-	-	-	1,227	1,227
Repurchase of treasury shares	-	-	-	-	-	(43,414)	(43,414)
Settlement of derivatives	-	-	-	8,266	3,934	-	12,200
Total changes in cash flow from financing activities	(201,920)	(24,070)	(77,338)	8,266	3,934	(42,187)	(333,315)
Exchange rate changes	(48,031)	(2,054)	(7,020)	-	-	-	(57,105)
Other changes - liabilities
New leases (note 14)	-	11,428	-	-	-	-	11,428
Interest expenses	79,439	4,102	-	-	-	-	83,541
Present/fair value adjustment	-	-	4,863	-	-	-	4,863
Interest paid	(91,788)	(4,057)	-	-	-	-	(95,845)
Early lease termination	-	(3,258)	-	-	-	-	(3,258)
Unrealized loss (gain) on financial instruments	-	-	-	(6,692)	(8,043)	-	(14,735)
Monetary adjustment of accounts payable for business acquired	-	-	4,677	-	-	-	4,677
Other changes	-	-	827	-	-	-	827
Total other changes - liabilities	(12,349)	8,215	10,367	(6,692)	(8,043)	-	(8,502)
Total other changes – equity	-	-	-	-	-	180,415	180,415
Balance as of December 31, 2023	727,463	44,899	136,054	(9,620)	-	1,509,323	2,408,119

CI&T Inc.
Consolidated financial statements
December 31, 2023

	Liabilities			Derivative (assets)/liabilities		Net Equity
	Loans and borrowings	Leases (note 14.b)	Accounts payable for business acquired (note 17)	Derivative – assets	Derivative – liabilities	Reserves	Total
Balance as of January 1, 2022	788,709	81,888	85,726	(896)	535	1,052,042	2,008,004
Changes in cash flow from financing activities
Proceeds from loans and borrowings	527,507	-	-	-	-	-	527,507
Payments related to loans, borrowings, lease liabilities and business acquired	(350,571)	(26,993)	(62,338)	-	-	-	(439,902)
Proceeds from exercise of share options	-	-	-	-	-	12,668	12,668
Settlement of derivatives	-	-	-	(647)	1,037	-	390
Total changes in cash flow from financing activities	176,936	(26,993)	(62,338)	(647)	1,037	12,668	100,663
Exchange rate changes	(13,954)	(2,689)	(11,114)	-	-	-	(27,757)
Other changes - liabilities
Additions due to business combination	39,970	11,035	182,637	-	-	-	233,642
New leases (note 14)	-	15,074	-	-	-	-	15,074
Interest expenses	68,198	3,823	-	-	-	-	72,021
Interest paid	(70,096)	(6,169)	-	-	-	-	(76,265)
Fair value adjustment	-	-	11,497	-	-	-	11,497
Early lease termination	-	(12,697)	-	-	-	-	(12,697)
Unrealized loss (gain) on financial instruments	-	-	-	(9,651)	2,537	-	(7,114)
Monetary adjustment of accounts payable for business acquired	-	-	9,108	-	-	-	9,108
Price adjustment review related to business acquired	-	-	217	-	-	-	217
Other changes	-	(464)	(5,688)	-	-	-	(6,152)
Total other changes – liabilities	38,072	10,602	197,771	(9,651)	2,537	-	239,331
Total other changes – equity (restated)	-	-	-	-	-	306,385	306,385
Restated balance as of December 31, 2022	989,763	62,808	210,045	(11,194)	4,109	1,371,095	2,626,626

CI&T Inc.
Consolidated financial statements
December 31, 2023

	Liabilities			Derivative (assets)/liabilities		Net Equity
	Loans and borrowings	Leases	Accounts payable for business acquired	Derivative – assets	Derivative – liabilities	Reserves	Total
Balance as of January 1, 2021	89,230	75,228	-	(8,837)	5,392	185,040	346,053
Changes in cash flow from financing activities
Proceeds from loans and borrowings	740,596	-	-	-	-	-	740,596
Payments related to loans, borrowings and lease liabilities	(75,196)	(17,656)	-	-	-	-	(92,852)
Issuance of common shares at initial public offering	-	-	-	-	-	915,947	915,947
Transaction cost of offering	-	-	-	-	-	(66,876)	(66,876)
Share-based plan contributions	-	-	-	-	-	1,282	1,282
Interest on equity paid	-	-	-	-	-	(6,288)	(6,288)
Dividends paid	-	-	-	-	-	(126,045)	(126,045)
Total changes in cash flow from financing activities	665,400	(17,656)	-	-	-	718,020	1,365,764
Exchange rate changes	22,862	2,054	-	-	-	-	24,916
Other changes - liabilities
Additions due to business combination	-	6,139	-	-	-	-	6,139
New leases	-	15,504	-	-	-	-	15,504
Remeasurement	-	1,351	-	-	-	-	1,351
Interest expenses	23,366	6,369	-	-	-	-	29,735
Interest paid	(12,149)	(5,753)	-	-	-	-	(17,902)
Early lease termination	-	(1,135)	-	-	-	-	(1,135)
Unrealized loss (gain) on financial instruments	-	-	-	7,941	(4,857)	-	3,084
Other changes	-	(213)	85,726	-	-	-	85,513
Total other changes – liabilities	11,217	22,262	85,726	7,941	(4,857)	-	122,289
Total other changes - equity	-	-	-	-	-	148,982	148,982
Balance as of December 31, 2021	788,709	81,888	85,726	(896)	535	1,052,042	2,008,004

Loans and borrowings covenants

The loans and borrowings are subject to covenants, which establish the early maturity of debts. Early maturity of the loans could be caused by:

•	Disposal, merger, incorporation, spin-off, or any other corporate reorganization process that implies a change in the shareholding control, without prior consent from the creditor;
•	Some of the debt contracts demand the maintenance of specific ratios, such as the Net Debt to EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) ratio.

The Group has complied with financial covenants as of December 31, 2023, 2022 and 2021.

The loans and borrowings are not secured by property, plant or equipment, or trade receivables.

CI&T Inc.
Consolidated financial statements
December 31, 2023
16	Salaries and welfare charges

	December 31, 2023	December 31, 2022
Salaries	28,082	30,551
Accrued vacation and charges	109,025	107,801
Bonus accrued	9,571	64,815
Withholding income tax	27,013	29,267
Payroll charges (social contributions)	16,188	15,168
Others	6,517	12,554
Total	196,396	260,156

17	Accounts payable for business acquired

	Interest rate per year	Maturity	December 31, 2023	December 31, 2022 restated (i)
In R$
Retained amount	CDI (13.04%)	2024 to 2027	40,529	43,348
Other	N/A	2026 to 2027	974	974
Total			41,503	44,322

In US$
Retained amount	T-Bills (4.79%)	2024	74,499	76,084
Other	N/A	2023	-	5,871
Total			74,499	81,955

In £
Earn-out	N/A	2023	-	61,529
Escrow account	England base rate (5.25%)	2025	18,150	20,091
Other	England base rate (5.25%)	2025	1,902	2,148
Total			20,052	83,768

Total accounts payable for business acquired			136,054	210,045

These balances are presented as current and non-current accounts payable for business acquired in the consolidated statement of financial position as follows:

	December 31, 2023	December 31, 2022 restated (i)
Current	13,365	76,746
Non-current	122,689	133,299
Total	136,054	210,045

(i)    Refers to note 13.

CI&T Inc.
Consolidated financial statements
December 31, 2023

18	Provisions, judicial deposits and restricted cash – escrow account and indemnity asset

a. Provision

The Group is involved in tax and labor lawsuits that were considered probable losses and are provisioned according to the table below:

	Tax	Labor	Total
Balance as of December 31, 2021	131	502	633
Provisions	77	582	659
Provision of obligations assumed in a business combination (i)	-	13,583	13,583
Reversal of obligations assumed in a business combination (i)	-	(2,240)	(2,240)
Reversal	(3)	(270)	(273)
Payments	-	(15)	(15)
Balance as of December 31, 2022	205	12,142	12,347

Balance as of December 31, 2022	205	12,142	12,347
Provisions	-	18	18
Reversal	(205)	(237)	(442)
Reversal of obligations assumed in a business combination (i)	-	(2,303)	(2,303)
Balance as of December 31, 2023	-	9,620	9,620

(i)	In relation to Box 1824 business combination, the Group has assumed an amount of R$ 13,583 related to labor contingencies liability, on the acquisition date. As of December 31, 2023, the amount provisioned was R$ 9,040 (R$ 11,343 as of December 31,2022).

The Group is a party to civil, labor and tax lawsuits, whose likelihood of loss is regarded as possible, for which no provision was recorded, in the amount of R$ 8,519 as of December 31, 2023 (R$ 10,563 as of December 31, 2022).

b. Judicial deposits

As of December 31, 2023, the Group’s judicial deposits totaled R$ 7,280 (R$ 9,819 as of December 31, 2022), recognized in the statement of financial position, in non-current assets. Of this amount, R$ 7,008 (R$ 9,405 as of December 31, 2022) refers to tax lawsuits, and R$ 272 (R$ 415 as of December 31, 2022) refers to labor lawsuits.

c. Restricted cash – escrow account and indemnity asset

	December 31, 2023	December 31, 2022
Escrow account (i)	20,021	20,209
Indemnity asset (ii)	9,040	11,343
Total	29,061	31,552

(i)	Refers to guarantee in connection with business combination, in order to satisfy certain claims, if occur.
(ii)	Refers to an indemnification asset in connection with a business combination, where the Group has the right to be indemnified for all losses that may occur related to labor contingent liabilities.

19	Employee benefits

The Group provides its employees with benefits that include medical care, dental care and life insurance during their employment. These benefits are paid by the Group and according to the category of health plans elected, with a consideration paid by the employee.

CI&T Inc.
Consolidated financial statements
December 31,2023

Additionally, the Group offers its employees the option to participate in a private pension plan to which voluntary contributions are made. For CI&T US, CI&T UK and CI&T Canada, the subsidiaries contribute with the same amount as the participants up to 4% of the employee salary. There is no consideration to be paid by the subsidiaries, as there are no post-employment obligations. The nature of the plan allows employees to suspend or discontinue their contributions at any time and allows the Management to transfer the portfolio to another administrator.

The Group does not have additional post-employment obligations and none other long-term benefits, such as time-of-service leave, lifetime health plan and other time-service benefits.

20	Share-based payment arrangements

a.     Stock Incentive plans programs

Stock option program

First plan (2020 / 2021)

The Group granted the Stock option programs 1, 2, 3 and 4, through which selected executives were granted options that concede the right to exercise the stock purchase, subject to certain conditions under the “Stock Option Plan” (“SOP”) , with the option by the Company to settle in equity or cash. The settlement in equity occurs through the controlling company CI&T Cayman, with each option granting the right to acquire one class A common share issued by the Company.

Second plan (2022)

On June 9, 2022, the Board of Directors approved the second stock option plan, through which selected executives were granted options that confer the right to exercise the stock purchase, subject to certain conditions under the “Stock Option Plan”, with the option to settle in equity.

In June, 2023 the Company's management modified the exercise price of the shares granted to $4.10 referring to second plan (2022) for all subsidiaries executives in order to promote the exercise of the shares. In counterpart to modifying the exercise price and to reduce the Plan's potential dilution in relation to the Company's current shareholders, it was agreed to reduce the total number of options granted regarding to second plan (2022) in 15% (fifteen percent). The Company remeasured the fair value of the stock options granted on the date of the plan modification. For the year ended December 31, 2023, the remeasurement to fair value of the stock options granted resulted in an adjustment of R$ 3,690 in the Company’s statement of profit or loss.

Incentive stock options program

In October 2022, the Board of Directors approved the Incentive Stock Options (“ISO”) program. The ISO may be granted only to Company employees or employees of certain of the Company’s subsidiaries and must have an exercise price of no less than 100% of the fair market value (or 110% with respect to a 10% shareholder) of a Class A common share of the Company on the grant date and a term of no more than 10 years (or five years with respect to a 10% shareholder). In October 2023 the Company's management approved the change in the exercise price of the options granted from US$ 16.75 to US$ 6.30, resulting an incremental fair value of the option in the total vesting period of R$ 790.

Restricted stock units program

In October 2022, the Board of Directors approved the Restricted Stock Units (“RSU”) program. A restricted stock unit is an unfunded and unsecured obligation to issue Class A common shares of the Company (or an equivalent cash amount) to participants in the future. The RSU become payable on terms and conditions determined by the Company and will vest and be settled at such times in cash, shares, or other specified property, as determined by the Company.

Matching shares

In 2023, the Company established a matching program under the Restricted Stock Units Plan, which provides for the granting of Restricted Stock Units (“RSUs”) to selected participants who fulfill the condition acquiring CI&T’s shares and holding the acquired shares as restricted and non-negotiable shares for the respective vesting period. Under the matching program, participants have the right to receive, on each grant date, the matching shares granted in accordance with the vesting period, equivalent to 50% of the shares they acquired. The 50% of the Matching Shares shall become vested on the second anniversary of the grant date.

CI&T Inc.
Consolidated financial statements
December 31, 2023

The summary of all shared-based payments are as follows:

Grant date	Number of instruments	Settlement	Stock incentive plan	Vesting Conditions	Contractual life of options
2020	3,940,478	Equity	SOP	Remains providing service in the Company until the expiration of the vesting periods.	6.8 years
2020	69,774	Cash	SOP	Same as above	6.76 years
2021	854,436	Equity	SOP	Remains providing service in the Company until the expiration of the vesting periods.	5.8 years
2021	12,130	Cash	SOP	Same as above	5.24 years
2022	440,434	Equity	SOP	Remains providing service in the Company until the expiration of the vesting periods.	5.3 - 5.8 years
2022	93,896	Equity	ISO	Remains providing service in the Company until the expiration of the vesting periods.	2.9 - 4.3 years
2022	1,449,277	Equity	RSU	Remains providing service in the Company until the expiration of the vesting periods.	1.0 - 3.5 years
2022	13,101	Cash	SOP	Remains providing service in the Company until the expiration of the vesting periods.	5.25 years
2023	89,432	Equity	SOP	Remains providing service in the Company until the expiration of the vesting periods.	3.5 - 4.5 years
2023	265,167	Equity	RSU	Remains providing service in the Company until the expiration of the vesting periods.	1.0 - 4.0 years
2023	6,719	Equity	Matching	Remains providing service in the Company until the expiration of the vesting period and doesn´t trade the options during this period.	2.4 years

b.     Measurement of fair values

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

CI&T Inc.
Consolidated financial statements
December 31, 2023

The Company estimated the following assumptions for the calculation of the fair value of the share options:

Grant date	Stock incentive plan	Plan	Settlement	Fair value at grant date	Share price at grant date	Exercise price (weighted average)	Expected volatility (weighted average)	Expected life (weighted average)	Expected dividends	Interest Rate

2020	SOP	1st - 2nd	Equity	R$ 0.48	R$ 21.68	R$ 9.58	24.19%	6.8 years	5.05%	1.53%
2020	SOP	2nd	Cash	R$ 4.69	R$ 21.68	R$ 9.58	31.71%	3.7 years	-	1.53%
2021	SOP	3rd	Equity	R$ 1.81	R$ 21.68	R$ 19.84	27.73%	5.8 years	5.05%	2.66%
2021	SOP	4th	Cash	R$ 16.86	R$ 21.68	R$ 19.84	27.73%	4.3 years	-	2.66%
2021	SOP	4th	Equity	R$ 1.85	R$ 21.68	R$ 19.84	27.73%	5.8 years	5.05%	2.66%
2022	SOP	1st	Cash	US$ 2.10 (R$ 11.35)	US$ 9.98 (R$ 53.96)	US$ 4.10 (R$ 22.17)	27.44%	2.3 years	-	3.83%
2022	SOP	1st	Equity	US$ 0.39 - 3.63 (R$ 1.98 - 18.48)	US$ 5.57 - 17.50 (R$ 28.36 - 89.11)	US$ 4.10 (R$ 20.88)	29.91%	5.0 years	-	0.39% - 3.73%
2022	ISO	1st	Equity	US$ 0.44 - 1.14 (R$ 2.38 - 6.16)	US$ 6.30 (R$ 34.06)	US$ 6.30 (R$ 34.06)	31.71%	6.2 years	-	4.69%
2022	RSU	1st	Equity	US$ 8.29 - 9.39 (R$ 44.40 - 50.29)	US$ 8.29 - 9.39 (R$ 44.40 - 50.29)	n/a	29.86%	3.5 years	-	3.8% - 4.0%
2023	SOP	2nd	Equity	US$ 1.40 - 2.41 (R$ 7.01 - 12.06)	US$ 4.79 - 6.30 (R$ 23.98 - 31.53)	US$5.04 (R$ 25.23)	33.08%	4.3 years	-	3.61% - 4.69%
2023	RSU	2nd	Equity	US$ 5.57 - 6.30 (R$ 27.73 - 31.36)	US$ 5.57 - 6.30 (R$ 27.73 - 31.36)	n/a	33.63%	4.4 years	-	3.7% - 4.7%
2023	Matching	1st	Equity	US$5.04 (R$ 24.96)	US$5.04 (R$ 24.96)	n/a	32.22%	2.0 years	-	4.18%

The liabilities arising from the Cash-settled stock options were R$ 949 as of December 31, 2023 (R$ 915 as of December 31, 2022).

CI&T Inc.
Consolidated financial statements
December 31, 2023

Reconciliation of outstanding share options and RSUs:

	SOP		SOP		ISO		RSU		Matching
	Equity-settled		Cash-settled		Equity-settled		Equity-settled		Equity-settled
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	Number of options	Number of options	Number of options	Number of options	Number of options	Number of options	Number of options	Number of options	Number of options	Number of options
Outstanding at January 1	4,158,492	4,696,654	92,322	81,904	83,522	-	1,446,312	-	-	-
Forfeited during the year	(14,523)	-	-	-	-	-	-	-	-	-
Exercised during the year	(93,018)	(1,049,135)	-	(2,683)	-	-	(504,685)	-	-	-
Modification during the year (a)	(75,219)	-	-	-	-	-	-	-	-	-
Granted during the year	94,112	510,973	-	13,101	10,374	83,522	268,132	1,446,312	6,719	-
Outstanding at December 31	4,069,844	4,158,492	92,322	92,322	93,896	83,522	1,209,759	1,446,312	6,719	-
Exercisable at December 31	1,585,656	2,011,471	44,570	32,344	18,779	-	-	-	-	-

(a)	The modification of the plan is explained in the first part of this explanatory note.

c. Expenses recognized in profit or loss

For the details of the related employee benefit expenses see note 23.

CI&T Inc.
Consolidated financial statements
December 31, 2023

21	Equity

a.                Share capital
		December 31, 2023		December 31, 2022
Number of ordinary nominative shares		134,412,014		133,814,311
Class A		21,365,297		19,969,110
Class B		113,046,717		113,845,201
Par value		R$ 0.00027		R$ 0.00027
Share capital	R$	37	R$	37

As of December 31, 2023, the total issued share capital of R$ 37 (R$ 37 as of December 31, 2022) is divided into 134,412,014 common shares (133,814,311 as of December 31, 2022).

The holders of the Class A common shares and Class B common shares have rights that differs in: (i) the holders of Class B common shares are entitled to ten votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued, however that such rights to purchase additional Class B common shares may only be exercised with Class B Shareholder Consent.

b.                Share premium

After the Company completed its initial public offering in November 2021 (note 1), the share premium relates to the difference between the subscription price (US$ 15.00 per share) that the shareholders paid for the shares and their nominal value (US$ 0.00005 per share), as a total amount of R$ 915,947 (US$ 166,666). In connection with the subsidiaries acquired in 2022, the share premium increased by R$ 14,037 and R$ 16,189 from shares issued as part of the payment for some acquisitions.

In 2023, the share premium increased by R$ 34,720 due to the restricted stock units exercised and treasury shares reissued (see note 21.c). As of December 31, 2023, the total amount of share premium is R$ 980,893 (R$ 946,173 as of December 31, 2022).

c.                Treasury share reserve

On May 17, 2023, the Board of Directors approved a share repurchase program, pursuant to which the Company may repurchase up to 1.5 million of its outstanding class A common shares. After this date, the Group conducted a series of shares repurchases, reaching the approved total of 1,500,000 shares (R$ 43,414) in October 2023.

In November 2023, the Company distributed the entire amount of its treasury shares in the amount of R$ 38,324 (1,333,333 shares) to fulfill obligations to former owners of Ntersol and for the exercise of restricted stock units the amount of R$ 5,090 (166,667 shares).

On November 16, 2023, the Board of Directors approved a new share repurchase program, pursuant to which the Company may repurchase up to 2.5 million of its outstanding class A common shares until December 31, 2024. In January 2024, the Company repurchased 15,000 of its outstanding class A common shares in the amount of R$ 2,116.

CI&T Inc.
Consolidated financial statements
December 31, 2023

d.                Capital reserve

Share-based compensation

As of December 31, 2023, the amount of R$123,056 (R$95,196 as of December 31, 2022) refers to the Group’s share-based compensation plans (see note 20).

Share-based payment – vested immediately

As of December 31, 2023, the amount of R$117,973 (R$174,897 as of December 31, 2022) refers to the purchase price to be paid in common shares in connection with business combination but considered as share-based payment vested immediately at each acquisition date (note 9). The amount is being converted into an equivalent number of shares on each anniversary of the closing date.

Share issuance costs

In November 2021, the Company incurred incremental costs directly attributable to the public offering in the amount of R$66,876, net of taxes.

e.                Earnings reserves

	December 31, 2023	December 31, 2022 restated	December 31, 2021
Retained earnings reserve	354,240	221,667	125,957

As of December 31, 2023, the Company’s Board of Directors has not yet decided on the earnings reserve application.

22	Net revenue

The Group generates revenue primarily through the provision of services described in the table below, which is summarized by nature:

	December 31, 2023	December 31, 2022	December 31, 2021
Software development revenue	2,129,258	2,094,090	1,394,583
Software maintenance revenue	58,874	57,035	30,026
Consulting revenue	37,141	32,724	15,922
Other revenue	8,193	3,861	3,849
Total net revenue	2,233,466	2,187,710	1,444,380
F-50

CI&T Inc.
Consolidated financial statements
December 31, 2023

The following table sets forth the net revenue by industry vertical for the periods indicated:

	December 31, 2023	December 31, 2022	December 31, 2021
By industry vertical
Financial services	647,063	652,089	494,189
Consumer goods	448,587	473,871	370,152
Technology and telecommunications	387,291	329,787	170,296
Retail and industrial goods	274,557	307,995	145,846
Life sciences	247,038	274,353	197,286
Others	228,930	149,615	66,611
Total net revenue	2,233,466	2,187,710	1,444,380

The table below summarizes net revenues by geographic region:

	December 31, 2023	December 31, 2022	December 31, 2021
North America	977,663	923,174	664,858
Latin America	924,874	975,948	701,206
Europe	224,698	205,992	28,148
Asia Pacific	106,231	82,596	50,168
Total	2,233,466	2,187,710	1,444,380

Net revenues by geographic area were determined based on the country where the sale was made. The net revenue from a single customer represents 8% of the Company’s total net revenues as of December 31, 2023 (15% as of December 31, 2022 and 20% as of December 31, 2021).

Revenue by client concentration

The following table sets forth net revenue contributed by the top client, and top ten clients for the periods indicated:

	December 31, 2023	December 31, 2022	December 31, 2021
Top client	185,317	325,505	283,311
Top 10 clients	887,282	1,079,941	913,890
F-51

CI&T Inc.
Consolidated financial statements
December 31, 2023
23	Expenses by nature

Information on the nature of expenses recognized in the consolidated statement of profit or loss is presented below:

	December 31, 2023	December 31, 2022	December 31, 2021
Employee expenses	(1,613,380)	(1,570,942)	(1,010,989)
Third-party services and other inputs	(131,197)	(120,742)	(65,023)
Short-term leases	(5,969)	(7,497)	(5,922)
Insurance	(12,243)	(15,045)	(3,214)
Travel expenses	(15,462)	(13,396)	(4,156)
Depreciation and amortization (a)	(93,213)	(94,558)	(48,354)
Training	(3,421)	(6,788)	(4,353)
Share-based compensation (b) (note 20)	(28,116)	(5,486)	(2,531)
Consulting	(2,540)	(18,480)	(9,177)
Impairment loss on trade receivables and contract assets	(1,556)	(329)	(497)
Impairment of intangible assets	-	-	(21,895)
Other post-acquisition expenses (c)	(2,645)	(25,650)	-
Other costs and expenses (d)	(38,248)	(34,879)	(23,663)
Total	(1,947,990)	(1,913,792)	(1,199,774)
Disclosed as:
Costs of services provided	(1,487,742)	(1,425,219)	(935,732)
Selling expenses	(173,643)	(163,871)	(89,654)
General and administrative expenses	(290,499)	(315,915)	(151,681)
Research and technological innovation expenses	-	-	(4)
Impairment loss on trade receivables and contract assets	(1,556)	(329)	(497)
Other income (expenses) net	5,450	(8,458)	(22,206)
Total	(1,947,990)	(1,913,792)	(1,199,774)

(a)	Depreciation and amortization include R$35,953 (R$40,968 as of December 31,2022 and R$31,884 as of December 31, 2021) classified as cost of services; R$11,727 (R$10,521 as of December 31,2022 and R$9,365 as of December 31, 2021) classified as general and administrative expenses, and R$45,533 (R$43,069 as of December 31, 2022 and R$7,105 as of December 31, 2021) of amortization of intangible assets acquired also classified as general and administrative expenses.
(b)	Share-based compensation includes R$13,842 (R$4,235 as of December 31, 2022 and R$1,930 as of December 31, 2021) classified as cost of services and R$14,274 (R$1,251 as of December 31, 2022 and R$600 as of December 31, 2021) as general and administrative expenses.
(c)	Other post-acquisition expenses mainly include the fair value adjustment on account payable for business acquired (R$4,863 as of December 31, 2023 and R$11,497 as of December 31,2022) and other income (expenses) related to the obligation of business acquired.
(d)	Other costs and expenses include mainly the restructuring expenses occurred in 2023 (R$20,997) in some subsidiaries acquired.

CI&T Inc.
Consolidated financial statements
December 31, 2023
23.1	Other income (expenses), net

	December 31, 2023	December 31, 2022	December 31, 2021
Costs attributable to secondary offering	-	-	(2,220)
Impairment of intangible assets	-	-	(21,895)
Government grant	931	1,141	2,481
Fair value adjustment on accounts payable for business acquired	(4,863)	(11,497)	-
Other(a)	9,382	1,898	(572)
Total	5,450	(8,458)	(22,206)

(a)	Refers mainly to: (i) in 2023, a reversal of provision relative to the re-imposition of Social Security Contribution on Gross Revenue in Brazil (R$2,866), other revenue related to the Brazilian Incentive Food Program (R$ 2,277) and a reversal of bonus retention (R$ 1,666); (ii) in 2022, the recognition of research and development tax credit (R$ 2,439); and (iii) in 2021, it comprises miscellaneous expenses.

24	Net finance costs

	December 31, 2023	December 31, 2022	December 31, 2021
Finance income:
Income from financial investments	8,207	7,406	4,321
Foreign-exchange gain	38,877	136,544	46,302
Gains on derivatives	24,451	25,655	18,585
Interest received	1,325	2,549	99
Monetary variation	2,374	117	314
Other finance income	11	725	195
	75,245	172,996	69,816
Finance costs:
Exchange variation loss	(47,052)	(131,970)	(49,237)
Loss on derivatives	(9,716)	(15,366)	(18,112)
Interest and charges on loans and leases (note 15)	(83,541)	(73,837)	(29,729)
Monetary variation	(5,097)	(9,018)	(3,092)
Other finance costs	(6,020)	(16,451)	(3,878)
	(151,426)	(246,642)	(104,048)
Net finance costs	(76,181)	(73,646)	(34,232)

CI&T Inc.
Consolidated financial statements
December 31, 2023

25	Income tax and social contribution (restated)

Income tax and social security contribution recognized in profit or loss for the year are shown as follows:

	December 31, 2023	December 31, 2022 restated	December 31, 2021
Current income tax and social security contribution	(34,536)	(59,570)	(95,375)
Deferred income tax	(42,186)	(44,992)	10,958
Income tax and social contributions	(76,722)	(104,562)	(84,417)

The reconciliation of the effective rate with the average nominal rate is shown as follows:

	December 31, 2023	December 31, 2022 restated	December 31, 2021
Profit before income tax and social contribution	209,295	200,272	210,374
Combined income tax and social contribution rate	34%	34%	34%
Tax using the Company’s domestic tax rate	(71,160)	(68,092)	(71,527)
Interest on own capital	-	-	2,138
Expected income tax expense and interest on own capital	(71,160)	(68,092)	(69,389)
Taxation of profit before income tax generated abroad	1,070	(1,362)	(9,610)
Write-off of intangible assets	-	-	(6,864)
Current-year losses for which no deferred tax asset is recognized.	(3,220)	(11,342)	(2,650)
Tax effects on income of subsidiaries abroad (taxed at zero rate) (a)	(4,403)	(22,122)	3,389
Other permanent exclusions (additions)	991	(1,644)	707
Income tax and social contribution expenses	(76,722)	(104,562)	(84,417)

Current	(34,536)	(59,570)	(95,375)
Deferred	(42,186)	(44,992)	10,958
	(76,722)	(104,562)	(84,417)
Effective rate	37%	52%	40%

(a)	The income is substantially comprised of expenses related to post-acquisition expenses, depreciation and amortization, and exchange variations in non-taxable jurisdictions where the tax rate is zero.

Amounts recognized directly in shareholders' equity

	December 31, 2023	December 31, 2022 restated	December 31, 2021
Share-based compensation plan	-	-	(147)
Total	-	-	(147)
Deferred	-	-	(147)
Total taxes recognized in equity	-	-	(147)

CI&T Inc.
Consolidated financial statements
December 31, 2023

Movement in deferred tax balances:

December 31, 2023
	Net balance on January 1st 2023 restated	Recognition in profit or loss	Other	Exchange variation effect	Net amount	Deferred tax asset	Deferred tax liabilities
Goodwill - tax benefit on unamortized goodwill	(40,509)	(46,477)	-	90	(86,896)	-	(86,896)
Provisions	3,014	1,140	-	7	4,161	4,161	-
Property, plant and equipment	1,212	3,883	-	71	5,166	6,447	(1,281)
Derivatives	(2,271)	3,817	-	-	1,546	1,546	-
Bonus accrued	21,011	(15,601)	-	(423)	4,987	4,987	-
Share-based compensation	1,928	4,492	-	(157)	6,263	6,263	-
Lease	2,634	(126)	-	(70)	2,438	36,082	(33,644)
Other temporary differences	851	6,533	(217)	(68)	7,099	7,376	(277)
Research and development tax credit	4,794	(69)	(1,472)	(122)	3,131	3,131	-
Net tax loss carryforward	1,965	222	-	(263)	1,924	1,924	-
Tax assets (liabilities) before set-off	(5,371)	(42,186)	(1,689)	(935)	(50,181)	71,917	(122,098)
Set-off of tax					-	(53,633)	53,633
Net tax assets (liabilities)					(50,181)	18,284	(68,465)

December 31, 2022 – restated (i)

	Net balance on January 1st 2022	Recognition in profit or loss	Deferred tax from business acquired	Other	Exchange variation effect	Net amount	Deferred tax asset	Deferred tax liabilities
Goodwill - tax benefit on unamortized goodwill	-	(40,509)	-	-	-	(40,509)	-	(40,509)
Provisions	1,603	1,348	-	102	(39)	3,014	3,014	-
Property, plant and equipment	652	1,047	-	-	(487)	1,212	1,212	-
Derivatives	826	(2,667)	-	-	(430)	(2,271)	-	(2,271)
Bonus accrued	25,768	(5,227)	-	-	470	21,011	21,011	-
Share-based compensation	287	1,636	-	-	5	1,928	1,928	-
Lease	2,803	(250)	-	-	81	2,634	29,782	(27,148)
Other temporary differences	(3,178)	708	2,316	1,413	(408)	851	851	-
Research and development tax credit	-	-	5,745	-	(951)	4,794	4,794	-
Net tax loss carryforward	3,228	(1,080)	-	413	(596)	1,965	1,965	-
Tax assets (liabilities) before set-off	31,989	(44,994)	8,061	1,928	(2,355)	(5,371)	64,557	(69,928)
Set-off of tax						-	(48,986)	48,986
Net tax assets (liabilities)						(5,371)	15,571	(20,942)

(i) See note 30.

CI&T Inc.
Consolidated financial statements
December 31, 2023
December 31, 2021
	Net balance on January 1st 2021	Recognition in equity	Recognition in profit or loss	Other	Exchange variation effect	Net amount	Deferred tax asset	Deferred tax liabilities
Provisions	2,038	-	(437)	-	2	1,603	1,665	(62)
Property, plant and equipment	419	-	233	-	-	652	652	-
Derivatives	(854)	-	1,695	-	(15)	826	826	-
Bonus accrued	18,447	-	6,354	-	967	25,768	25,768	-
Lease	1,778	-	1,030	-	(5)	2,803	21,021	(18,218)
Other temporary differences	(7,805)	-	(655)	5,500	(218)	(3,178)	68	(3,246)
Share-based compensation	214	(147)	220	-	-	287	287	-
Tax loss carried forward	915	-	2,519	(206)	-	3,228	3,228	-

Tax assets (liabilities) before set-off	15,152	(147)	10,959	5,294	731	31,989	53,515	(21,526)
Set-off of tax						-	(21,526)	21,526
Net tax assets (liabilities)						31,989	31,989	-

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of tax losses is an amount of R$ 3,220 as of December 31, 2023 (R$ 11,342 as of December 31, 2022 and R$ 2,650 as of December 31, 2021), because it is not probable that the future profit will be available against which the Group can use the benefits therefrom. These tax losses for which no deferred tax asset was recognized do not expire.

26	Earnings per share (restated)

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the profit attributable to the holders of common shares and weighted-average number of outstanding common shares. The calculation of diluted earnings per share was based on the profit attributable to the holders of common shares and weighted-average number of outstanding common shares, after adjustments for the effects of all potentially dilutive common shares.

	December 31, 2023	December 31, 2022 Restated	December 31, 2021
Numerator
Profit attributable to holders of common shares	132,573	95,710	125,957
Denominator
Weighted average number of basic shares held by shareholders	136,419,395	133,186,441	121,777,128
Earnings per share – basic	0.97	0.72	1.03

Numerator
Profit attributable to holders of common shares	132,573	95,710	125,957
Denominator
Weighted average number of diluted shares held by shareholders	139,148,469	134,774,674	125,155,798
Net earnings per share – diluted	0.95	0.71	1.01

Weighted average number of common shares.

	December 31, 2023	December 31, 2022 Restated	December 31, 2021
Weighted average common shares	136,419,395	133,186,441	121,777,128
Effect of share-based compensation when exercised	2,729,074	1,588,233	3,378,670
Weighted average number of common shares	139,148,469	134,774,674	125,155,798

CI&T Inc.
Consolidated financial statements
December 31, 2023

27	Financial instruments – Fair values and risk management

The Group maintains operations with derivative and non-derivative financial instruments. The control policy consists of monitoring the terms contracted against current terms and conditions in the market. The Company does not make investments of speculative nature in derivatives or any other risk assets.

27.1 Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including the levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

December 31, 2023

	Carrying amount			Fair value
Financial assets	Amortized cost	Assets / liabilities measured at FVTPL	Total	Level 2
Derivatives	-	9,620	9,620	9,620
Cash and cash equivalents	211,638	-	211,638	-
Financial investments	3,164	-	3,164	-
Trade receivables	471,951	-	471,951	-
Contract assets	147,620	-	147,620	-
Other assets	28,099	-	28,099	-
	862,472	9,620	872,092	9,620
Financial liabilities
Suppliers and other payables	(21,690)	-	(21,690)	-
Loans and borrowings	(727,463)	-	(727,463)	-
Lease liabilities	(44,899)	-	(44,899)	-
Accounts payable for business acquired	(136,054)	-	(136,054)	-
Contract liabilities	(48,079)	-	(48,079)	-
Other liabilities	(35,097)	-	(35,097)	-
	(1,013,282)	-	(1,013,282)	-

CI&T Inc.
Consolidated financial statements
December 31, 2023
December 31, 2022 restated

	Carrying amount			Fair value
Financial assets	Amortized cost	Assets / liabilities measured at FVTPL	Total	Level 2
Derivatives	-	11,194	11,194	11,194
Cash and cash equivalents	185,727	-	185,727	-
Financial investments	96,299	-	96,299	-
Trade receivables	501,671	-	501,671	-
Contract assets	217,250	-	217,250	-
Other assets	41,923	-	41,923	-
	1,042,870	11,194	1,054,064	11,194
Financial liabilities
Derivatives	-	(4,109)	(4,109)	(4,109)
Suppliers and other payables	(33,376)	-	(33,376)	-
Loans and borrowings	(989,763)	-	(989,763)	-
Lease liabilities	(62,808)	-	(62,808)	-
Accounts payable for business acquired	(210,045)	-	(210,045)	-
Contract liabilities	(32,136)	-	(32,136)	-
Other liabilities	(51,031)	-	(51,031)	-
	(1,379,159)	(4,109)	(1,383,268)	(4,109)

CI&T Inc.
Consolidated financial statements
December 31, 2023

27.2 Measurement of fair values

The Group has financial instruments measured at fair value, which are classified as defined in the note 5.c, and all of them are under the Level 2 in the fair value hierarchy. The estimated fair value of the Group’s financial instruments considered the following methods and assumptions:

  Loans and borrowings: classified as financial liabilities measured at amortized cost and are recorded at their contractual values. The contractual flow of loans and borrowings is adjusted to the future value of the liabilities considering the interest until maturity.
  Leases liabilities: classified as financial liabilities measured at amortized cost and are recorded at their contractual values. The contractual flow of leases liabilities is adjusted to the future value of the liabilities considering the interest until maturity.
  Accounts payable for business acquired: classified as financial liabilities measured at amortized cost and are recorded at their contractual values. Some contractual flow of this obligation is adjusted to the future value of the liabilities considering the interest until maturity. For some obligations, the contractual flow is adjusted considering the present value of expected payments, discounted using a risk-adjusted discount rate (discounted cash flows).
  Derivative financial instruments: The financial instruments were valued by calculating the present value using market curves that impact the specific instrument on the calculation dates. For this, future curves of CDI and SOFR, exchange coupon, and currency quotation are used. For interest rate swaps, the present value of the asset position and the liability position are both estimated by discounting cash flows at the interest rate of the currency in which the swap is denominated. The difference between the present value of the asset and the liability position of the swap generates its fair value. For exchange forward swaps, the present value of the asset position and the liability position are both estimated by discounting cash flows at the rate of currency in which the swap is denominated. The difference between the present value of the asset and the liability position of the swap generates its fair value.

27.3 Financial risk management

The Group has exposure to the following risk arising from financial instruments:

  Market risk;
  Credit risk; and
  Liquidity risk.

Risk management framework

The Group's risk management policies are established to identify and analyze the risks faced by the Group, in order to define appropriate risk limits and controls, and also to monitor risks and compliance with the limits. The risk management policies and systems are frequently reviewed to reflect changes in market conditions and in the activities of the Group.

CI&T Inc.
Consolidated financial statements
December 31, 2023

a. Market risks

The Group is exposed to market risks resulting from the normal course of its activities, such as inflation, interest rates and exchange rate changes.

Thus, the Group's operating results may be affected by changes in economic policies especially regarding short and long-term interest rates, inflation targets and exchange rate policy. Exposures to market risk are measured by sensitivity analysis.

a.1 Currency risk

The Group is exposed to foreign exchange risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables, and borrowings are denominated and the respective functional currencies of the Company and its subsidiaries.

Therefore, foreign exchange risk is inherent to the Group’s business model. The Group’s revenue is mainly denominated in foreign currency and, consequently, is exposed to exchange rate changes. The Group’s expenses, on the other hand, are mainly denominated in the Group’s functional currency (Brazilian Reais) and, consequently, are not exposed to exchange rate changes. The Group is exposed to exchange rate risk on its financial investments, suppliers and other payables, trade receivables, loans and borrowings, accounts payable for business acquired, lease liabilities and derivatives. See below the total exposure to foreign currency:

	December, 2023			December, 2022
	US$	£	Other currencies	US$	£	Other currencies
Financial investments	2,695	469	-	96,299	-	-
Suppliers and other payables	(3,987)	(793)	(1,700)	(4,229)	(2,264)	(2,078)
Trade receivables	245,763	65,196	11,100	304,617	51,152	12,306
Loans and borrowings	(110,648)	-	-	(239,044)	-	-
Lease liabilities	(20,880)	(1,085)	(1,796)	(29,147)	(1,009)	(2,493)
Accounts payable for business acquired	(74,499)	(20,051)	-	(81,955)	(83,768)	-
Restricted cash - escrow account	-	20,021	-	-	20,209	-
Derivatives	2,728	-	-	(4,109)	-	-
Net exposure	41,172	63,757	7,604	42,432	(15,680)	7,735

Cash flow hedge for the Group's future Revenues

The Group designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from proportions of its long-term debt obligations (denominated in U.S. dollars) and foreign exchange gain or loss of its highly probable future revenues denominated in U.S. dollar, so that gains or losses associated with the hedged transaction (the highly probable future revenues denominated U.S. dollar denominated) and the hedging instrument (debt obligations) are recognized in the statement of profit or loss in the same periods.

The schedule of cash flow hedge involving the Company´s future revenues as of December 31, 2023 is set below:

					Present value of hedging instrument notional value on December 31, 2023
Hedging instrument	Hedged transaction	Nature of the risk	Maturity date	US$	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly revenues	Foreign Currency - Real vs U.S. Dollar Spot Rate
Export Credit Note (NCE)			2024 to 2026	22,500	108,929
Total amounts designated as of December 31, 2023				22,500	108,929

CI&T Inc.
Consolidated financial statements
December 31, 2023

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

The individual hedge relationships are established on a one-to-one basis, that is, the “highly probable revenue” of each month and the proportions of cash flows from foreign exchange debt obligation made abroad, used in each relationship and individual hedge, have the same face value in US dollars.

The exposure of the Group's future revenues in hard currency to the risk of variations in the R$/US$ exchange rate (liability position) is offset by an inverse exposure equivalent to its US dollars debt (asset position) to the same type of risk.

Hedge accounting effects

The movement of exchange variation accumulated in other comprehensive income as of December 31, 2023, resulting from completed and expected revenues are set out below:

Exchange variation
Balance as of January 1, 2022	-
Recognized in other comprehensive income – future revenues denominated in U.S. dollar	(23,855)
Reclassified to the statements of profit or loss - revenues denominated in U.S. dollar	8,323
Balance as of December 31, 2022	(15,532)
Recognized in other comprehensive income–future revenues denominated in U.S. dollar	11,591
Reclassified to the statements of profit or loss - revenues denominated in U.S. dollar	4,055
Reclassified to the statements of profit or loss - ineffective portion	(2,443)
Balance as of December 31, 2023	(2,329)

As of December 31, 2023, the annual expectation of realization of the exchange rate variation balance accumulated in equity is R$ 1,393.

a.2 Interest rate risk

Derives from the possibility of the Group incurring gains or losses resulting from changes in interest rates applicable to its financial assets and liabilities. The Group may also enter into derivative contracts in order to mitigate this risk.

	December 31, 2023		December 31, 2022
	CDI	SOFR	CDI	SOFR	Libor
Short-term financial investments	147,948	-	58,464	-	-
Loans and borrowings	(236,058)	(406,786)	(298,443)	(341,170)	(142,658)
Accounts payable for business acquired	(40,529)	-	(43,348)	-	-
Derivatives (interest rate swap)	-	110,648	-	-	142,658
Net exposure	(128,639)	(296,138)	(283,327)	(341,170)	-

CI&T Inc.
Consolidated financial statements
December 31, 2023

a.3 Sensitivity analysis

The Company, based on information from rating agencies, estimates that in a reasonably possible scenario, the foreign exchange rate variation against the Real on December 31, 2024, will be a depreciation of 2% for the US dollar and 4% for the British pound. The Company conducted a historical analysis of the last 5 years of its exposure and impacts on the results due to currency volatility, considering an adverse scenario compared to the reasonably possible scenario, and realized a variation of approximately 25%.

Sensitivity analysis for exchange rate risk

	Net effect - Profit or loss
	Reasonably Possible Scenario	Adverse Scenario
	US$ 2% / £ 4%	25%
December 31, 2023
US$	823	10,293
	£2,550	15,940

	Net effect - Profit or loss
	Reasonably Possible Scenario	Adverse Scenario
	US$ 4% / £ 2%	25%
December 31, 2022
US$	1,697	10,608
	£(314)	(3,920)

Sensitivity analysis for interest rate risk

The Company, based on information from rating agencies, estimates that in a reasonably possible scenario, the interest rates could increase by up to 154 basis points for CDI and by up to 60 basis points for SOFR on December 31, 2024. The Company conducted a historical analysis of the last 10 years of its exposure and impacts on the results due to the interest rate changes, considering an adverse scenario compared to the reasonably possible scenario, and estimated a variation by 291 basis points for CDI and by 60 basis points for SOFR.

	Net effect - Profit or loss
	Reasonably Possible Scenario	Adverse Scenario
	CDI 154 bp / SOFR 60 bp	CDI 291 bp / SOFR 60 bp

December 31, 2023
Variable-rate instruments CDI	(1,981)	(3,743)
Variable-rate instruments SOFR	(2,441)	2,441
Interest rate swaps SOFR	664	(664)
Cash flow sensitivity (net)	(3,758)	(1,967)

December 31, 2022
Variable-rate instruments CDI	(4,363)	(9,661)
Variable-rate instruments SOFR	(2,047)	2,047
Cash flow sensitivity (net)	(6,410)	(7,614)

CI&T Inc.
Consolidated financial statements
December 31, 2023

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

The Group held cash and cash equivalents of R$ 211,638 on December 31, 2023 (R$ 185,727 as of December 31, 2022) and financial investments of R$ 3,164 on December 31, 2023 (R$ 96,299 as of December 31, 2022). The cash and cash equivalents and financial investments are held with bank and financial institution counterparties, which are rated BB- to A-, based on Standard & Poor’s, Moodys and Fitch ratings.

The carrying amount of financial assets represents the maximum credit exposure. The maximum credit risk exposure on the date of the financial statements is:

	December 31, 2023	December 31, 2022
Hedge financial instruments – SWAP	9,620	11,194
Cash and cash equivalents	211,638	185,727
Financial investments	3,164	96,299
Trade receivables	471,951	501,671
Contract assets	147,620	217,250
Other receivables (current and non-current)	28,099	41,923
	872,092	1,054,064

As of 31 December 2023, the exposure to credit risk for trade receivables, contract assets and other receivables by geographic region was as follows:

	December 31, 2023	December 31, 2022
North America	293,195	426,166
Europe	91,471	73,460
Latin America	249,959	246,270
Asia Pacific	13,045	14,948
Total	647,670	760,844

c. Liquidity risk

The Group monitors liquidity risk by managing its cash resources and financial investments.

Liquidity risk is also managed by the Group through its cash flow projection, which aims to ensure the availability of funds to meet the Group’s both operational and financial obligations.

The Group also maintains approved credit lines with financial institutions to adequate levels of liquidity in the short, medium and long terms.

The maturities of the long-term installments of the loans are described in note 15.

CI&T Inc
Consolidated financial statements
December 31, 2023

The following table shows the remaining contractual maturities of financial liabilities on the reporting date. The amounts are gross and undiscounted, including contractual interest payments and excluding the impact of netting agreements:

	December 31, 2023
	Carrying amount	Cash contractual cash flow	6 months or less	6-12 months	1-2 years	2-5 Years
Non-derivative financial liabilities
Suppliers and other payables	21,690	21,690	21,690	-	-	-
Loans and borrowings	727,463	911,313	57,697	113,549	453,672	286,395
Lease liabilities	44,899	50,749	13,047	8,907	13,361	15,434
Accounts payable for business acquired	136,054	148,335	3,866	86,013	35,108	23,348
Contract liabilities	48,079	48,079	48,079	-	-	-
Other liabilities (current and non-current)	35,097	35,097	35,097	-	-	-
	1,013,282	1,215,263	179,476	208,469	502,141	325,177

	December 31, 2022
	Carrying amount	Cash contractual cash flow	6 months or less	6- 12 months	1-2 years	2-5 Years
Non-derivative financial liabilities
Suppliers and other payables	33,376	33,376	33,376	-	-	-
Loans and borrowings	989,763	1,176,743	146,564	107,207	273,298	649,674
Lease liabilities	62,808	70,837	13,903	11,480	17,981	27,473
Accounts payable for business acquired	210,045	234,643	69,984	7,484	95,858	61,317
Contract liabilities	32,136	32,136	32,136	-	-	-
Other liabilities (current and non-current)	51,031	51,031	51,031	-	-	-
Derivatives	4,109	4,109	4,109	-	-	-
	1,383,268	1,602,875	351,103	126,171	387,137	738,464

27.4 Derivative financial instruments

The Group may hold derivative financial instruments to hedge its foreign currency and interest rate risk exposures.

The Group entered into an interest rate swap transaction with the purpose of hedging the exposure to variable interest rate related to the Export Credit Note – NCE.

In May 2022, the Group entered a swap operation exchanging the CDI based rate to a US$ prefixed rate, related to a portion of an Export Credit Note - NCE.

CI&T Inc
Consolidated financial statements
December 31, 2023

The interest rate profile of the Group’s interest-bearing financial instruments, as reported to the Group’s Management, is as follows:

	December 31, 2023
Maturity	Notional (US$)	Notional in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	22,500	108,929	SOFR Overnight	3.07%	6,892
07/07/2026	-	78,571	CDI	Foreign Exchange + 4.90%	2,728
					9,620

	December 31, 2022
Maturity	Notional (US$)	Notional in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	30,000	152,100	3-months LIBOR	3.07%	11,194
07/07/2026	-	100,000	CDI	Foreign Exchange + 4.90%	(4,109)
					7,085

28	Related parties

Transactions with key management personnel

The Group paid R$ 11,232 as of December 31, 2023 (R$ 10,997 as of December 31, 2022 and R$ 11,096 as of December 31, 2021) as direct compensation to key management personnel. These amounts correspond to the executive board compensation, related social charges and short-term benefits and are recorded under line “General and administrative expenses”.

The executive officers also participate in the Group's share-based compensation program. For the year ended on December 31, 2023, R$ 768 (R$ 21 as of December 31, 2022 and R$ 99 as of December 31, 2021) were recognized in the statement of profit or loss.

The Group has no additional post-employment obligation, as well as no other long-term benefits, such as premium leave and other severance benefits. The Group also does not offer other benefits in connection with the dismissal of its Senior Management’s members.

CI&T Inc.
Consolidated financial statements
December 31, 2023
29	Operating segments

Operating segments are defined based on business activities that reflect how CODM - Chief Operating Decision Maker reviews financial information for decision.

The Group's CODM is the Group's Board of Director. The CODM oversees operational decisions related to resource allocation and performance evaluation. The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment.

Geographic information

The geographic information analyses the Group’s net revenue and non-current assets by the Company’s country of domicile. In presenting the geographic information, the net revenue has been based on the country where the sale was made (see note 22) and the non-current assets, except deferred taxes, were based on the geographic location, as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Brazil	788,138	819,873	818,221
United States of America	604,036	681,263	58,061
United Kingdom	321,927	331,683	74
Australia	67,580	78,253	8
China	2,543	2,317	2,239
Portugal	642	569	387
Canada	199	280	284
Other countries	1,406	1,858	176
Total	1,786,471	1,916,096	879,450

CI&T Inc.
Consolidated financial statements
December 31, 2023

30	Correction of errors

The restated information presented correct the following errors as of and for the year ended December 31, 2022:

(i)	failure to recognize deferred tax liabilities related to the amortization of tax-deductible goodwill;
(ii)	the amortization of the identifiable intangible assets arising from business combination was erroneously determined to be nondeductible in the income tax calculation; and
(iii)	misclassification of the effects of exchange differences related to debt loans denominated in foreign currency (USD) and designated as hedge instrument in a cash flow hedge relationship.

The errors have been corrected by restating each of the affected financial statements line items and footnotes as of and for the year ended December 31, 2022. The impacted line items and the referred notes are identified in the tables below.

The following tables summarize the impacts on the Group’s consolidated financial statements:

Consolidated statements of financial position	Note	As previously reported	Reclassification	Adjustments	As restated
Current assets
Non-derivatives - hedge accounting (iii)		19,637	(19,637)	-	-
Recoverable taxes (ii)		7,619	-	10,303	17,922
Total current assets		1,080,625	(19,637)	10,303	1,071,291

Non-current assets
Deferred tax assets (i)	25	35,138	-	(19,567)	15,571
Total non-current assets		1,951,234	-	(19,567)	1,931,667
Total assets		3,031,859	(19,637)	(9,264)	3,002,958

Current liabilities
Loans and borrowings (iii)	15	231,296	4,734	-	236,030
Non-derivatives - hedge accounting (iii)		35,169	(35,169)	-	-
Total current liabilities		760,300	(30,435)	-	729,865

Non-current liabilities
Loans and borrowings (iii)	15	742,935	10,798	-	753,733
Deferred tax liabilities (i)	25	-	-	20,942	20,942
Total non-current liabilities		933,380	10,798	20,942	965,120
Total liabilities		1,693,680	(19,637)	20,942	1,694,985
Total equity (i)/(ii)		1,338,179	-	(30,206)	1,307,973
Total equity and liabilities		3,031,859	(19,637)	(9,264)	3,002,958

CI&T Inc.
Consolidated financial statements
December 31, 2023

Consolidated statements of profit or loss	Note	As previously reported	Adjustments	As restated
Profit before income tax		200,272	-	200,272
Current (ii)	25	(69,873)	10,303	(59,570)
Deferred (i)	25	(4,483)	(40,509)	(44,992)
Total income tax expense		(74,356)	(30,206)	(104,562)
Net profit for the year		125,916	(30,206)	95,710
Earnings per share – basic (in R$)	26	0.95	(0.23)	0.72
Earnings per share – diluted (in R$)	26	0.93	(0.22)	0.71

Consolidated statements of other comprehensive income	As previously reported	Adjustments	As restated
Total comprehensive income (loss) for the year (i)/(ii)	25,544	(30,206)	(4,662)

Consolidated statements of changes in equity	As previously reported	Adjustments	As restated
Net profit for the year (i)/(ii)	125,916	(30,206)	95,710
Balance as of December 31, 2022	1,338,179	(30,206)	1,307,973

Consolidated statements of cash flows	As previously reported	Adjustments	As restated
Net profit for the year	125,916	(30,206)	95,710
Adjustments for:
Income tax (i)/(ii)	74,356	30,206	104,562
Other lines not affected by the error	164,224	-	164,224
Changes in operating assets and liabilities:	(203,840)	-	(203,840)
Cash generated from operating activities	160,656	-	160,656

CI&T Inc.
Consolidated financial statements
December 31, 2023

Basic and diluted earnings per share	As previously reported	Adjustments	As restated
Numerator
Profit attributable to holders of common shares (i)/(ii)	125,916	(30,206)	95,710
Denominator
Weighted average number of basic shares held by shareholders	133,186,441	-	133,186,441
Earnings per share – basic	0.95	(0.23)	0.72
Numerator
Profit attributable to holders of common shares (i)/(ii)	125,916	(30,206)	95,710
Denominator
Weighted average number of diluted shares held by shareholders	134,774,674	-	134,774,674
Net earnings per share – diluted	0.93	(0.22)	0.71

31	Subsequent events

Loan agreement

On March 01, 2024, the Company signed a working capital loan contract with interest SOFR 6 months + 2.80%, semi-annual interest payment and grace period with the first installment of principal amount starting on June, 25. The agreed debt is R$ 49,5 million (US$ 10 million) at the transaction date.

