Form 20-F
period 2024-12-31
CI&T Inc
filed 2025-03-28
CIK 1868995

As filed with the Securities and Exchange Commission on March 28, 2025

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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
pavimento superior, Globaltech
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each class of stock of CI&T Inc as of December 31, 2024 was:

22,498,572 Class A common shares, each with par value of US$0.00005
112,183,684 Class B common shares, each with par value of US$0.00005

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

All references to “IFRS - Accounting Standards” are to International Financial Reporting Standards - Accounting Standards as issued by the International Accounting Standards Board (IFRS - Accounting Standards) .

Financial Statements

We are a publicly held company incorporated in the Cayman Islands in June 2021, headquartered at Estrada Giuseppina Vianelli Di Napoli, 1455, Polo II de Alta Tecnologia, in the City of Campinas, State of São Paulo, Brazil. As a holding company, we are mainly engaged in the investment, as a partner or shareholder, in other companies, consortia or joint ventures in the U.S., Brazil, and other countries. Our subsidiaries are mainly engaged in the development of customizable software through the implementation of software solutions, including machine learning, artificial intelligence, analytics, cloud migration and mobility technologies. Our annual consolidated financial statements were prepared and presented in accordance with International Financial Reporting Standards - Accounting Standards as issued by the International Accounting Standards Board ("IFRS - Accounting Standards"). Unless otherwise noted, the financial information presented herein has been derived from our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, together with the accompanying notes thereto. All references herein to “our consolidated financial statements” and “our audited consolidated financial statements” are to our consolidated financial statements included elsewhere in this annual report.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Changes in presentation currency

In 2024, we changed our presentation currency from R$ to US dollars (“US$”) to enhance the comparability of the Group´s financial information with those of its international peers and to better reflect the global nature of its business operations. The change in presentation currency represents a voluntary change in accounting policy, which is accounted for retrospectively. The consolidated financial statements for all periods presented have been translated into the new presentation currency.

For additional information on the translation of foreign currency transactions into our presentation currency and foreign operations with functional currencies that are different from our presentation currency, see Note 2.4.1 to our audited consolidated financial statements.

Special Note Regarding Non-IFRS Accounting Standards Financial Measures

This report presents our Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Profit, Adjusted Profit Margin, Revenue at Constant Currency, which are non-IFRS Accounting Standards  financial measures used by management in the evaluation of our performance. A non-IFRS Accounting Standards financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be adjusted in the most comparable IFRS Accounting Standards measure.

We calculate Adjusted Gross Profit as Gross Profit, adjusted to exclude costs and expenses that do not relate to the direct management of our services (depreciation and amortization included in costs of services provided and share-based compensation expenses). We calculate Adjusted Gross Profit Margin by dividing Adjusted Gross Profit by the Revenue of the same period.

 We calculate Adjusted EBITDA as Profit for the year, plus net finance costs, income tax expense, depreciation and amortization and (i) share-based compensation expenses; (ii) acquisition-related expenses: fair value adjustment on accounts payable for business combination, other expenses include, when applicable, consulting expenses, retention packages, and external deal cost; and (iii) business restructuring expenses, related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance costs, and legal services associated with employee separations for 2024 and business restructuring expenses, associated with senior employees' separation from acquired companies in 2023. In 2023 we adjusted government grants related to our office in China.

We calculate Adjusted EBITDA Margin by dividing Adjusted EBITDA by the Revenue of the same period. We make these adjustments to isolate our operating results in a given period, in order to verify whether we are being efficient in generating operating profits, or how much of our  Profit for the year is being consumed by operating costs, and how much is reverting to operating profitability.

 We calculate Adjusted Profit as Profit for the year, adjusted to exclude (i) acquisition-related expenses: amortization of intangible assets from acquired companies, fair value adjustment on accounts payable for business combination, other expenses, include when applicable, consulting expenses, retention packages, and external deal cost; (ii) business restructuring expenses, related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance costs, and legal services associated with employee separations for 2024 and business restructuring expenses, associated with senior employees' separation from acquired companies in 2023; and (iii) income tax effects on Non-IFRS Accounting Standard adjustments.

Adjusted Net Profit and Adjusted Net Profit Margin are measures that exclude amortization of intangible assets acquired from business combinations. Our acquisition activities have resulted in the recognition of intangible assets, which consist primarily of client portfolio and digital platform, Finite-lived intangible assets are amortized over their estimated useful lives and are tested for impairment when events indicate that the carrying value may not be recoverable. The amortization of intangible assets acquired from business combinations is reflected in our consolidated statements of profit or loss and Intangible asset amortization is an expense that typically fluctuates based on the size and timing of our acquisition activity. Accordingly, we believe that excluding the amortization of intangible assets acquired from business combinations enhances our and our investors' ability to compare our past financial performance with its current performance and to analyze underlying business performance and trends. While amortization of intangible assets acquired from business combinations was excluded from Adjusted Net Profit, the revenue generated by such intangible assets acquired from business combinations has not been excluded from such non-GAAP financial measures.

We calculate Revenue at Constant Currency by translating Revenue from entities reporting in foreign currencies into U.S. dollars using the comparable foreign currency exchange rates from the prior period. For example, the comparable rates in effect for the fiscal year ended December 31, 2023 were used to convert revenue for the fiscal year ended December 31, 2024, rather than the actual exchange rates in effect during the respective period. The Revenue at Constant Currency considers the percentage growth/(decrease) in relation to the Revenue at Constant Currency in the previous year.

We present Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted  Profit, Adjusted  Profit Margin, and  Revenue at Constant Currency because management uses them in evaluating our performance also provide investors with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis.

The non-IFRS Accounting Standards financial measures described in this report are not a substitute for the IFRS Accounting Standards measures of earnings. Additionally, our calculations of Adjusted Gross Profit, Adjusted EBITDA and Adjusted Net Profit, may be different from the calculations used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies. For a reconciliation of Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Profit, Adjusted Profit Margin and Revenue at Constant Currency, each to its most directly comparable IFRS Accounting Standards  measure, see “Item 5. Operating and Financial Review and Prospects ”

Market Share and Other Information

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

Forward-looking statements include, but are not limited to, statements about:

-	global economic conditions including supply chain disruptions, market volatility (volatility in the global banking sector), inflation and measures to control inflations (e.g., high interest rates), lack of liquidity in the capital and financial markets, and labor challenges, among other factors;
-	our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration;
-	our ability to maintain favorable pricing, productivity levels and utilization rates;
-	our ability to adapt to technological change and innovate solutions for our clients;
-	our ability to effectively manage our international operations, including our exposure to foreign currency exchange rate fluctuations;
-	the impact of the ongoing war in Ukraine and economic sanctions imposed by Western economies over Russia, as well as the conflicts in the Middle East, and their impact on global economy, which are highly uncertain and are difficult to predict;
-	the effects of increased competition as well as innovations by new and existing competitors in our market;
-	our ability to sustain our revenue growth rate in the future;
-	our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel, such as relating to our recent acquisitions;
-	our expectations of future operating results of financial performance;
-	our ability to attract and retain highly-skilled IT professionals at cost-effective rates;
-	our ability to retain continued services of our senior development team or other key employees,
-	our plans for growth and future operations, including our ability to manage our growth;
-	uncertainty concerning the current economic, political, and social environment in Latin America, specifically in Brazil, including changes in laws and regulations and in the interpretation thereof, and impacts of legal decisions by the Brazilian Federal Supreme Court (Supremo Tribunal Federal, or STF);
-	changes and uncertainty related to U.S. trade policy and regulations, including increased tariffs, in regions in which we operate; and
-	the impact of pandemics, epidemics or disease outbreaks (such as the COVID-19 pandemic) and measures taken in response thereto.
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

6

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

8

ITEM 3.                    KEY INFORMATION

A.           [Reserved]

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

Certain Risks Relating to Our Business and Industry

-	If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or contract with us, our revenues, business and results of operations may be adversely affected.
-	Our clients may terminate engagements before completion or choose not to enter into new engagements with us.
-	Geopolitical tensions and the outbreak of military hostilities and the economic sanctions imposed as a result of these conflicts may materially adversely affect us
-	Pandemics, epidemics or disease outbreaks, and measures taken in response thereto may impact our business, financial condition, results of operations and prospects.
-	Degradation of the quality of the solutions we offer could diminish demand for our services or cause disruptions in our clients’ businesses, adversely affecting our ability to attract and retain clients, harming our business, results of operations and corporate reputation and subjecting us to liability.
-	Our contracts could be or become unprofitable.
-	Our business depends on a strong brand and corporate reputation.
-	We face intense competition.
-	We must attract and retain highly skilled IT professionals. Increases in our current levels of attrition may increase our operating costs and adversely affect our future business prospects.
-	Potential clients may be reluctant to switch to a new provider of digital solutions.
-	We must maintain adequate resource utilization rates and productivity levels.
-	Our profitability could suffer if we are not able to maintain favorable pricing.
-	We have experienced, and may in the future experience, a long selling cycle with respect to certain projects that require significant investment of human resources and time by both our clients and us.
-	Our cash flows and results of operations may be adversely affected if we are unable to collect on billed and unbilled receivables from clients.
-	If we fail to offer high-quality client support, our business and reputation could suffer.

-	Our revenue is dependent on a limited number of industry verticals, and any decrease in demand for technology services in these sectors or our failure to effectively penetrate new sectors could adversely affect our revenue, business, financial condition, results of operations and prospects.
-	If we are unable to comply with our contractual security obligations or are required to indemnify our clients for data breaches or any significant failure related to their equipment or systems, we may face reputational damage and lose clients and revenue.

-	Breaches of, or significant disruptions to, our information technology systems and solutions and those of our third-party service providers and subprocessors and unauthorized access to or misuse of the information and data we collect, transmit, use, store and otherwise process may cause us to lose current or future clients and our reputation and business may be harmed.
-	We may incorporate third-party open source software in our solutions, and any defects or security vulnerabilities in the open source software or our failure to comply with the terms of the underlying open source software licenses could adversely impact our clients, negatively affect our business, subject us to litigation, and create potential liability.
-	We may not receive sufficient intellectual property rights from our employees and independent contractors to comply with our obligations to our clients and we may not be able to prevent unauthorized use of our intellectual property. We may also be subject to claims by third parties asserting that we, the companies we have acquired, our employees or our independent contractors have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

-	If our current insurance coverage is or becomes insufficient to protect against losses incurred, our business, financial condition, results of operations and prospects may be adversely affected.
-	We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could subject us to fines and reputational harm, which could in turn harm our business, financial condition or results or operations.

-	Internet regulation in Brazil is recent and still limited and several legal issues related to the internet are uncertain.
-	Unfavorable developments and economic, political, social and other risks in the countries where we operate may materially adversely affect us.
-	Changes in government policies, regulatory frameworks, and other political developments following recent elections in the United States could adversely impact our business, and financial condition.

Certain Risks Relating to Our Growth Strategy

-	We may not be able to sustain our revenue growth rate in the future.
-	We are focused on growing our client base internationally and may not be successful.
-	Potential future acquisitions could prove difficult to integrate, disrupt our business, dilute shareholder value and strain our resources.
-	If we do not continue to innovate and remain at the forefront of emerging technologies and related market trends, we may lose clients and not remain competitive.
-	We are subject to numerous risks associated with the evolving market for products with artificial intelligence (AI) capabilities, and the evolving legal and regulatory landscape applicable to AI could adversely affect our business, financial condition and results of operations.

Certain Risks Relating to Our Organizational Structure

-	If we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and / or prevent fraud
-	Requirements associated with being a public company in the United States demand significant company resources and management attention.
-	We are dependent on members of our senior management team and other key employees, including key executives of acquired companies.
-	We are exposed to fluctuations in foreign currency exchange rates and enter into derivatives transactions to manage our exposure to exchange rate risk
-	Our holding company structure makes us dependent on the operations of our subsidiaries.

Certain Compliance, Tax, Legal and Regulatory Risks

-	Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our services, and could have a negative impact on our business.
-	We and our clients may be subject to new and evolving privacy and data protection-related laws and regulations that impose obligations concerning the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data.
-	Changes in tax or labor laws, incentives or benefits, or differing interpretations of such laws may adversely affect our results of operations.
-	Our business, financial condition and results of operations may be adversely affected by the various conflicting and/or onerous legal and regulatory requirements imposed on us by the countries where we operate.

-	We are subject to anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations.
-	We are subject to the Economic Substance Regime in the Cayman Islands.
-	Our operations may be adversely affected by a failure to timely obtain or renew any licenses required to operate our occupied properties.
-	We may be subject to various legal proceedings which could adversely affect our business, financial condition or results of operations.

Certain Risks Relating to Brazil

-	Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.
-	The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement and Brazil’s political and economic conditions could harm us and the price of our Class A common shares.
-	Risks related to the global economy may affect the perception of risks in other countries, particularly in the United States, Europe and emerging markets, adversely affecting the Brazilian economy and the market price of securities of issuers with principal operations in Brazil, including our Class A common shares.
-	Economic, health, political, environmental or any other type of crisis that can impact the Brazilian economy can affect the purchasing power of the population, which can adversely affect us.
-	Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares.

-	Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

Certain Risks Relating to Our Class A Common Shares

-	An active trading market for our Class A common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares and our ability to raise capital in the future may be impaired.
-	The dual class structure of our common stock has the effect of concentrating voting control with the holders of our Class B common shares (“Class B Shareholders”); this will limit or preclude your ability to influence corporate matters.
-	Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly.
-	We are a Cayman Islands-exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders of companies incorporated under and governed by the laws of U.S. jurisdictions.
-	We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
-	Our Articles of Association contain anti-takeover provisions that may discourage a third-party from acquiring us and adversely affect the rights of holders of our Class A common shares.
-	We do not anticipate paying any cash dividends in the foreseeable future.
-	Holders of our Class B common shares have preemptive rights to acquire shares that we may sell in the future, which preemptive rights are only exercisable with Class B Shareholder Consent, which may impair our ability to raise funds.
-	If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline. We cannot predict the effect our dual-class structure may have on the market price of our Class A common shares.

-	As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act) , we have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

-	Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.
-	United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.
-	Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais, and the applicable exchange rate in force at the time may not offer non-Brazilian investors full compensation for any claim arising from our obligations

Certain Risks Relating to Our Business and Industry

If any of our largest clients terminate, decrease the scope of, or fail to renew its business relationship or contract with us, our revenues, business and results of operations may be adversely affected.

We generate a significant portion of our revenues from our ten largest clients.  During the year ended December 31, 2024, our largest client based on revenues accounted for 7.6% of our Revenue, and our ten largest clients together accounted for 41.1% of our Revenue.  During the year ended December 31, 2023, our largest client based on revenues accounted for 8.3% of our Revenue, and our ten largest clients together accounted for 39.7% of our Revenue.

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

Our clients may terminate or reduce their use of our services for several reasons, including if they are not satisfied with our services, the value proposition of our services or our ability to meet their needs and expectations. Even if we successfully deliver on contracted services and maintain close relationships with our clients, many factors outside of our control could cause the loss of or reduction in business or revenue from our existing clients. These factors include, among other things:

-	the business or financial condition of that client or the economy generally;
-	a change in strategic priorities by our clients, resulting in a reduced level of spending on technology services;
-	changes in the personnel at our clients who are responsible for procurement of information technology, or IT, services or with whom we primarily interact;
-	a demand for price reductions by our clients;
-	mergers, acquisitions or significant corporate restructurings involving one of our clients; and
-	a decision by that client to move work in-house or to one or several of our competitors.

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

Geopolitical tensions and the outbreak of military hostilities and the economic sanctions imposed as a result of these conflicts may materially adversely affect us

Our business is subject to risks and uncertainties related to our global operations. The U.S. and global markets have experienced and may continue to experience volatility and disruption following the escalation of geopolitical tensions.

Ongoing military conflicts, such as the war involving Russia and Ukraine and the conflicts in the Middle East, along with related sanctions, trade barriers, and disruptions in these regions, remain highly unpredictable. These conflicts have led to economic sanctions imposed by the United States, the European Union, and other countries, which may significantly affect prices, disrupt supply chains, cause turmoil in the global financial system, and create volatility in credit and capital markets. These factors could materially affect our business and financial condition, along with our operating and development costs, and may impact the demand for our services and our ability to execute our growth plans. These conflicts may also increase geopolitical tensions, further affecting the world economy. Any further escalation, whether in these regions or in other locations, could result in market disruptions with consequences that cannot yet be fully anticipated, potentially having a material adverse effect on our business, financial position, and results of operations.

Pandemics, epidemics or disease outbreaks,  and measures taken in response thereto may impact our business, financial condition, results of operations and prospects

Future pandemics such as the Covid 19 pandemic, epidemics, or other health crises, and the measures taken to control them, could adversely affect our operations and financial results. Such events may limit our clients’ ability to continue to operate, obtain inventory, generate sales, invest in digital solutions or make timely payments to us.

Another health crisis could delay or disrupt the ability of employees to work because they become sick or are required to care for those who become sick, or for dependents for whom external care is unavailable.  It could cause delays or disruptions in services provided by key suppliers and vendors, make us and our service providers more vulnerable to security breaches, denial of service attacks or other hacking or phishing attacks, or have other unpredictable effects.

To the extent there is a sustained general economic downturn caused by a pandemic or related disruption and our solutions are perceived by clients and potential clients as costly, or too difficult to deploy or migrate to, our revenue may be disproportionately affected. Our revenue may also be disproportionately affected by delays or reductions in general information technology spending. Competitors may also respond to market conditions by lowering prices and attempting to lure away our clients. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry.

While the global response to COVID-19 has accelerated the adoption of digital transformation solutions, any return to pre-pandemic business practices could make us generally experience a decrease or lower growth rates in sales of digital transformation solutions to clients, as our prospective and existing clients may be less dependent on digital solutions, which would negatively affect our business, financial condition and operating results.

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

In addition, a small proportion of the contracts are priced by project, which is highly dependent on our assumptions and forecasts about the costs we expect to incur to complete the related services, which are based on limited data and could be inaccurate.  Any failure by us to accurately estimate the resources, including the skills and seniority of our employees, required to complete a fixed-price contract on time and on budget, or any unexpected increase in the cost of our employees assigned to a client account, office space or materials could expose us to risks associated with cost overruns and could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, any unexpected changes in economic conditions that affect any of the previous assumptions and predictions could render contracts that would have been favorable to us when signed, subsequently unfavorable. Furthermore errors during project execution may lead to excessive costs, resulting in unprofitable contracts. Given the reliance on human resources in our projects, operational mistakes could further exacerbate these risks.

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

Our profitability and the cost of providing our services are affected by the utilization rates of our employees in the locations in which we operate.  If we are not able to maintain appropriate utilization rates for our employees involved in delivering our services, our profit margin and our profitability may suffer.  Our utilization rates are affected by a number of factors, including:

-	our ability to promptly transition our employees from completed projects to new assignments and to hire and integrate new employees;
-	our ability to forecast demand for our services and thereby maintain an appropriate number of employees in each of the locations in which we operate;
-	our ability to deploy employees with appropriate skills and seniority to projects;
-	our ability to manage the attrition of our employees; and
-	our need to devote time and resources to training, professional development and other activities that cannot be billed to our clients.

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

Our profitability could suffer if we are not able to maintain favorable pricing.

Our profitability and operating results are dependent on the rates we are able to charge for our services.

Our rates are affected by a number of factors, including:

-	our clients’ perception of our ability to add value through our services;
-	our competitors’ pricing policies;
-	bid practices of clients and their use of third-party advisors;
-	the ability of large clients to exert pricing pressure;
-	employee wage levels and increases in compensation costs;
-	employee utilization levels;
-	our ability to charge premium prices when justified by market demand or the type of service; and
-	general economic conditions, including inflation rates.

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

The length of our selling cycle for clients, from initial evaluation to contract execution, is generally one to 12 months for large enterprise clients and one to six months for small and mid-market clients, but can vary substantially. The timing of our sales with our clients is difficult to predict because of the length and unpredictability of the selling cycle for these clients.  Mid-market and large enterprise clients, particularly those in highly regulated industries and those requiring highly customized solutions, may have an even more lengthy selling cycle for the evaluation and implementation of our products and services.

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

Historically, we have focused on developing industry expertise and deep client relationships in a limited number of industry verticals.  As a result, a substantial portion of our revenue has been generated by clients operating in the financial services, consumer goods, technology and telecommunications and life sciences industry verticals. Revenue from the Financial Services, Consumer Goods, and Technology and Communications industry verticals represented 28.8%, 21.8% and 11.5% of Total Revenue for the fiscal year ended December 31, 2024, respectively, and 29.0%, 20.1% and 17.3% of Total Revenue for the fiscal year ended December 31, 2023, respectively. Our business growth largely depends on continued demand for our services from clients in these sectors, and any slowdown or reversal of the trend to spend on technology services in these sectors could result in a decrease in the demand for our services and materially adversely affect our revenue, business, financial condition, results of operations and prospects.

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

Certain open source licenses require that users who distribute or convey the open source software subject to such licenses make available the source code of any modifications or derivative works based on such open source software.  Although we monitor our use of open source software in an effort both to comply with the terms of the applicable open source licenses and to avoid subjecting our solutions and software to restrictions we do not intend, the terms of many open source licenses have not been interpreted by courts in relevant jurisdictions, and therefore the potential impact of such licenses on our business is not fully known or predictable.  There is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to market certain of our software solutions or our clients’ ability to use the software we develop for them and operate their businesses as they intend.  The terms of certain open- source licenses may require our clients or us to release the source code of the software we develop for our clients that is combined with or linked to open-source software, and to make such software available under the applicable open-source licenses.  In the event that portions of our solutions or client deliverables are determined to be subject to an open source license, we or our clients could be required to publicly release the affected portions of source code, pay damages for breach of contract, re-engineer all, or a portion of, the applicable software, discontinue sales of one or more of our solutions in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts.  Disclosing could allow our competitors or our clients’ competitors to create similar products with lower development effort and time and ultimately could result in a loss of sales for us or our clients.  Any of these events could create liability for us to our clients, increase our costs and damage our reputation, which could have a material adverse effect on our revenue, business, financial condition, results of operations and prospects.

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

In addition, the risks described above may be further exacerbated by the use of artificial intelligence. This technology is increasingly applied to projects to enhance scalability and agility in deliverables. However, there is currently no legislation that guarantees intellectual property rights related to the results generated by these tools.

If our current insurance coverage is or becomes insufficient to protect against losses incurred, our business, financial condition, results of operations and prospects may be adversely affected.

We provide technology services that are critical to our clients’ businesses.  If we were to default in the provision of any contractually agreed-upon services, our clients could suffer significant damages and make claims against us for those damages. Our insurance coverage is very limited, for instance, CI&T Brazil’s errors and omissions liability coverage for all of its services is limited to R$10 million, subject to lower sub-limits in certain cases.  Our insurance policies, including our errors and omissions insurance, may be inadequate or insufficient to compensate us for the potentially significant losses resulting from claims arising from breaches of our contracts, disruptions in our services, failures or disruptions to our infrastructure, catastrophic events and disasters or otherwise. Additionally, while some CI&T entities, such as CI&T US, have cyber insurance, CI&T Brazil does not currently carry this coverage. This absence of cyber insurance may leave us vulnerable to potential losses that could exceed our financial resources. Further, such insurance may not be available to us in the future on economically reasonable terms, or at all. To the extent client damages are deemed recoverable against us in amounts substantially in excess of our insurance coverage, or if our claims for insurance coverage are denied by our insurance carriers for any reason, including reasons beyond our control, there could be a material adverse effect on our revenue, business, financial condition, results of operations and prospects.

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

Our operations are also subject to a variety of other risks and uncertainties related to their global operations, including political, social or other adverse developments. Political and/or social unrest, possible health problems, natural disasters, disease outbreaks or pandemics, politically motivated violence, and terrorist threats and/or actions may also occur in countries where we operate. Any of these developments could materially adversely affect our business, financial condition and performance.

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

Changes in government policies, regulatory frameworks, and other political developments following recent elections in the United States could adversely impact our business, and financial condition.
22

Political and regulatory uncertainty, particularly in the United States, may lead to shifts in regulations, tax regimes, and trade restrictions. For example, evolving U.S. trade policies, including the announcement of recent tariff increases affecting imports from Canada, Mexico, Colombia and China, could adversely impact our U.S. operations and financial results. Any modifications to trade agreements, tax policies, or regulatory frameworks affecting cross-border services in these regions could increase our operational costs, impact our clients’ operational costs, reducing demand for our services, or require adjustments to our delivery model, potentially affecting our business and financial performance. Additionally, the implementation of new tariffs or taxes on cross-border services could require us to modify our current business practices by increasing our cost of doing business. The ultimate impact of the changes in tariffs and any future tariffs will depend on various factors, including if such tariffs are ultimately implemented, the timing of implementation and the amount, scope and nature of such tariffs, as well as retaliatory measures by the affected countries in response to these policies. We will continue to monitor political and regulatory developments and assess their potential impact on our operations and financial outlook. However, there can be no assurance that we will be able to fully offset any adverse effects, which could materially impact our results.

Certain Risks Relating to Our Growth Strategy

We may not be able to sustain our revenue growth rate in the future.

We have experienced rapid Revenue Growth at Constant Currency in recent periods. Our  Revenue Growth at Constant Currency was 1.3% and 4.2% in the years ended December 31, 2024 and 2023, respectively, compared to the prior year. We may not be able to sustain revenue growth consistent with our recent history or at all. You should not consider our revenue growth in recent periods as indicative of our future performance. We believe our ability to attract new clients and our revenue growth depends on a number of factors, including:

-	our current or potential clients’ spending levels;
-	competitive factors affecting the digital transformation market, including the introduction of competing services, discount pricing and other strategies that may be implemented by our competitors;
-	our ability to execute our growth strategy and operating plans;
-	our clients’ level of satisfaction with our solutions;
-	changes in our relationships with third parties, including our business partners, app developers, theme designers, referral sources and payment processors;
-	the timeliness and success of our solutions;
-	the frequency and severity of any system outages;
-	technological change;
-	our ability to adequately obtain, maintain, protect and enforce our intellectual property and proprietary rights;
-	concerns relating to actual or perceived breaches of our IT systems or the data contained therein;
-	the continued willingness of the end-consumers of our clients to use the internet for commerce; and
-	our focus on long-term value over short-term results, through strategic decisions that may not maximize our short-term revenue or profitability if we believe that the decisions are consistent with our mission and will improve our financial performance over the long term.

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

Moreover, as we introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and it may require substantial management efforts and skills to mitigate these risks and challenges. We expect to continue to spend substantial financial and other resources on, among other things:

-	investments in our IT team, improvements in security and data protection, the development of new products, features and functionality and enhancements to our solutions;
-	sales and marketing, including the continued expansion of our direct sales and marketing programs, especially for businesses outside of Brazil;
-	expansion of our operations and infrastructure, both domestically and internationally; and
-	general administration, including legal, accounting and other expenses related to being a public company.

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

We are focused on geographic expansion, particularly in North America. In the year ended December 31, 2024, 44.3% of our Revenue came from clients in North America, an increase of 0.6 percentage point compared to the year ended December 31, 2023. In the year ended December 31, 2023, 43.7% of our Revenue came from clients in North America, an increase of 1.5 percentage points compared to the year ended December 31, 2022. We have made significant investments to expand in North America, however, our ability to add new clients depends on a number of factors, including the market perception of our services, our ability to successfully add nearshore delivery center capacity and pricing, competition and overall economic conditions. If we are unable to retain existing clients and attract new clients in North America and elsewhere, we may be unable to grow our revenue and our business and results of operations could be adversely affected.

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

Integrating the operations of acquired businesses successfully or otherwise realizing any of the anticipated benefits of acquisitions, including anticipated cost savings and additional revenue opportunities, involves a number of potential challenges. The failure to meet these integration challenges could seriously harm our financial condition and results of operations. Realizing the benefits of acquisitions depends partly on the integration of operations and personnel. These integration activities are complex and time- consuming, and we may encounter unexpected difficulties or incur unexpected costs, including:

-	our inability to achieve the operating synergies anticipated in the acquisitions;
-	diversion of management attention from ongoing business concerns to integration matters;
-	consolidating and rationalizing information technology platforms and administrative infrastructures;
-	complexities associated with managing the geographic separation of the combined businesses and consolidating multiple physical locations;
-	retaining IT professionals and other key employees;
-	integrating personnel from different corporate cultures while maintaining focus on providing consistent, high quality service;
-	demonstrating to our clients and to clients of acquired businesses that the acquisition will not result in adverse changes in client service standards or business focus;
-	possible cash flow interruption or loss of revenue as a result of transitional matters; and
-	inability to generate sufficient revenue to offset acquisition costs.

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

The markets and applications for products with artificial intelligence (AI) capabilities are evolving rapidly. The evolution of these technologies are difficult to predict, and may affect the demand for our products and services. We use machine learning and AI technologies in our services, platforms and solutions, and we are making investments to expand our artificial intelligence capabilities, including ongoing deployment and improvement of existing machine learning and AI technologies, as well as developing new product features using AI technologies, such as the CI&T FLOW AI-powered platform launched in 2023. The investments we have been making to develop products to address what we believe will be increasing demand for AI capabilities may not be sufficient, and we face significant hurdles, including whether demand will materialize, and whether we will be successful in developing products that can compete with offerings by established competitors.

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

Certain Risks Relating to Our Organizational Structure

We have in the past identified a material weakness in our internal control over financial reporting in preparing our consolidated financial statements. If we identify new material weaknesses in the future or we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, which may adversely affect our business and stock price or cause our access to the capital market to be impaired.

We have in the past identified a material weakness in our internal controls over financial reporting. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. If we fail to implement and maintain effective internal control over financial reporting, this could result in errors in our financial statements that could result in a material restatement of our financial statements, we could fail to meet our public reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information and cause a decline in the price of our Class A common shares. Additionally, failure to implement and maintain effective internal control over financial reporting could also subject us to potential delisting from the NYSE or to other regulatory investigations and civil or criminal sanctions.

 As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations and the listing standards of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we evaluate the effectiveness of our disclosure controls and procedures and internal control over financial reporting. This assessment must include disclosure of any material weaknesses identified by management in internal controls over financial reporting. We have incurred and expect to continue to incur significant management time in complying with these requirements.

 In addition, until we cease to be an “emerging growth company” as such term is defined in the JOBS Act, which may not be until after five full fiscal years following the date of our initial public offering, our independent registered public accounting firm is not required to attest to and report on, and did not attest to and report on, the effectiveness of our internal control over financial reporting. In addition, our current reporting obligations as a SEC-reporting company may place a significant strain on our management, operational and financial resources, and systems for the foreseeable future. There can be no assurance that in the future we will not have material weaknesses in our internal control over financial reporting.

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

Our future success heavily depends upon the continued services of our senior management team, particularly, our Chief Executive Officer, key executives of acquired companies, and other key employees.  We currently do not maintain key person life insurance for any of the members of our senior management team, key executives or other key employees.  Our entitlement to receive notice of an executive offer or senior executive terminating their respective employment varies across offices and positions and for some positions, no notice is required.  We seek to incentivize retention by granting our senior executives stock options and we are consistently assessing the market to align our executive compensation packages.  However, if one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily, on a timely basis or at all.  The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business, and could affect our corporate culture.  In addition, if the perceived value of our stock awards declines, it may adversely affect our ability to recruit and retain highly skilled employees.

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

Changes in exchange rates for the currencies in which we conduct operations could adversely affect our financial condition and results of operations.

A substantial portion of our revenues, trade receivables and debt are denominated in U.S. dollars, and given that our functional currency is the Brazilian real, changes in exchange rates may result in (i) losses or gains on our net U.S. dollar denominated indebtedness and accounts receivable and (ii) fair value losses or gains on currency derivatives we use to stabilize our cash flow in U.S. dollars.

In 2024, we had net foreign exchange gains of US$1,893 compared to net foreign exchange losses of US$1,648 in 2023. In addition, changing values of the Brazilian real, the Canadian dollar, the Colombian Pesos, the Chinese yuan and other currencies against the U.S. dollar affects our results since a relevant portion of our revenue is denominated in the U.S. dollar, while our costs are mostly Brazilian Reais. We expect currency fluctuations to continue to affect our financial income, expenses and cash flow generation.

As of December 31, 2024, the U.S. dollar commercial selling rate published by the Central Bank was R$6.1923 per US$1.00, which represents a 27.91% increase as compared to the selling rate of R$4.8413 per US$1.00 as of December 31, 2023. Significant volatility in currency prices, among other factors, may also result in disruption of foreign exchange markets, which could limit our ability to transfer or to convert certain currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. The central banks and governments of the countries in which we operate may institute restrictive exchange rate policies in the future and impose taxes on foreign exchange transactions. The Company may enter into hedge activities to mitigate the risk related to changes in exchange rates.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We are a Cayman Islands-exempted company with limited liability. As a holding company, our corporate purpose is to invest, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, where most of our operations are located, in the United States, where a significant amount of our revenues come from, and other countries such as United Kingdom, Portugal, Canada, China, Japan, Australia, Colombia and Argentina. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations and, in turn, the payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution.  In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our Class A common shares, could be restricted under financing arrangements that we or our subsidiaries may enter into in the future and we and such subsidiaries may be required to obtain the approval of lenders to make such payments to us in the event they are in default of their repayment obligations.  Furthermore, we may be adversely affected if the Brazilian government, or the governments of any of the jurisdictions in which our subsidiaries are located, impose legal restrictions on dividend distributions by our existing subsidiaries.  Exchange rate fluctuations will also affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries.

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

In addition, our financial condition and results of operations may decline if certain tax incentives are not retained or renewed. For a discussion of certain key tax benefits, see “Taxation.” The Brazilian Federal Government recently enacted the Brazilian Tax Reform through Constitutional Amendment No. 132 (PLPs 68/24 and 108/24), which has already been approved by Congress. This reform aims to simplify Brazil’s tax system by replacing multiple consumption taxes with two new ones. Implementation will follow a long transition period as additional regulatory measures are still required for full implementation. Any resulting changes may adversely affect our results and operations.

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

Regulators may increase enforcement of these obligations, which may require us to adjust our compliance and anti-money laundering programs, including the procedures we use to verify the identity of our clients and to monitor our transactions and transactions made through our platform. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records, verify clients' identities, and report any change in such thresholds to the applicable regulatory authorities, which could result in increased costs to comply with these legal and regulatory requirements. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new clients to join our network and reduce the attractiveness of our services.

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

The Brazilian currency has been historically volatile and devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden depreciations, periodic mini-depreciations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. On December 31, 2022, the Central Bank reported a real/U.S. dollar exchange rate of R$5.2177 per US$1.00, reflecting a 7.8% appreciation of the real against the U.S. dollar during 2022. On December 31, 2023, the Central Bank reported a real/U.S. dollar exchange rate of R$4.8413 per US$1.00,  reflecting a 10.4% appreciation of the real against the U.S. dollar during 2023. On December 31, 2024, the Central Bank reported a real/U.S. dollar exchange rate of R$6.1923 per US$1.00, reflecting a 21.0% depreciation of the real against the U.S. dollar during 2024.

A depreciation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability.  In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy.  These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention.  A depreciation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

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

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations.  The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency depreciations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

-	expansion and contraction of the Brazilian economy, measured by the gross domestic product growth rates;
-	growth or downturn of the Brazilian economy;
-	interest rates and monetary policies;
-	exchange rates and currency fluctuations;
-	inflation;
-	liquidity of the domestic capital and lending markets;
-	import and export controls;
-	exchange controls and restrictions on remittances abroad and payments of dividends;
-	modifications to laws and regulations according to political, social and economic interests;
-	fiscal policy and changes in tax laws;
-	economic, political and social instability, including general strikes and mass demonstrations;
-	the regulatory framework governing the education industry;
-	labor and social security regulations;
-	energy and water shortages and rationing;
-	commodity prices; and
-	other political, diplomatic, social and economic developments in or affecting Brazil.

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

Economic, health, political, environmental or any other type of crisis that can impact the Brazilian economy can affect the purchasing power of the Brazilian population, which — in turn — can adversely affect us. Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with a growth of 1.1% in 2019, a contraction of 4.1% in 2020, a growth of 4.6% in 2021, a growth of 2.9% in 2022, a growth of 2.9% in 2023, and a growth of 3.4% for the year ended December 31, 2024. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

The financial crisis that originated in the United States in the third quarter of 2008, for example, caused the dollar to rise against the real. This led to a credit restriction in the domestic market, increased unemployment rates, increased defaults, and, consequently, a reduction in consumption in Brazil. Similarly, the political-economic crisis experienced in Brazil between 2013-2016 had a relevant impact on unemployment rates, decreased the purchasing power of the population and, consequently, decreased consumption in the country. As a result of, the COVID-19, pandemic which had a negative impact on the global economy, we believe that the purchasing power of the Brazilian population decreased, which negatively impacted consumption.

In addition, global macroeconomic instability, rising inflationary pressures, geopolitical tensions, such as the conflicts in Ukraine and the Middle East, and ongoing uncertainties surrounding interest rate policies in major economies, have created volatility in financial markets. These factors have contributed to fluctuations in the U.S. dollar against the real, impacting Brazil’s economic recovery and affecting employment, consumption, and investment levels, which could have an adverse effect on us.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, “IPCA”), which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), Brazilian inflation rates were 4.83%, 4.62%, and 5.79%, as of December 31, 2024, 2023 and 2022, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. Starting in 2021, Brazil’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil - COPOM) started to gradually increase the SELIC rate to control rising inflation, reaching a peak of 13.75% p.a. in August 2022. Since then, COPOM has been implementing a monetary easing cycle, progressively reducing the SELIC rate. As of December 31, 2024, the SELIC rate target was 12.25% per year.

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

After a series of downgrades that led to Brazil losing its investment-grade status from the three main credit rating agencies in 2015, Brazil’s sovereign ratings began showing signs of improvement from 2018 onward. In 2023, Standard & Poor’s upgraded Brazil’s sovereign credit rating from BB-minus to BB and revised the outlook from negative to stable. Moody’s maintained Brazil’s rating at Ba2 with a stable outlook but subsequently revised the outlook to positive. Fitch affirmed Brazil’s rating at BB with a stable outlook.

In 2024, Brazil’s ratings continued to reflect its ongoing fiscal and structural challenges alongside improvements in economic indicators and governance. Standard & Poor’s maintained Brazil’s rating at BB with a stable outlook, Moody’s upgraded Brazil’s sovereign credit rating to Ba1 with a positive outlook, and Fitch reaffirmed Brazil’s rating at BB with a stable outlook.

As of the date of this annual report, Brazil’s sovereign credit ratings were BB (stable) by Standard & Poor’s, Ba1 (positive) by Moody’s, and BB (stable) by Fitch. However, there can be no assurance that rating agencies will maintain or further upgrade Brazil’s sovereign credit ratings. Any downgrade or adverse revision to Brazil’s credit outlook may adversely affect us.

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

In addition to the risks described above, the market price of our Class A common shares may be influenced by many factors, some of which are beyond our control, including:

-	actual or forecast fluctuations in revenue or in other operating and financial results;
-	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;
-	action by securities analysts who begin or continue to cover us, changes in the financial estimates of any securities analysts who follow our company or our failure to meet these estimates or investors’ expectations;
-	announcements by us or by our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;
-	negative media coverage or publicity affecting us, whether true or not;
-	changes in the operating performance and stock market valuations of digital transformation companies in general, including our competitors;
-	fluctuations in the price and volume of the stock market in general, including as a result of trends in the economy as a whole;
-	threats of lawsuits and actions brought against us or decided against us;
-	developments in the legislation or regulatory action, including interim or final decisions by judicial or regulatory bodies;
-	changes in accounting standards, policies, guidelines, interpretations or principles;
-	any significant changes in our board of directors or management;
-	any security incidents or public reports of security incidents related to us or our sector;
-	statements, comments or opinions from public officials that our offerings are or may be illegal, regardless of interim or final decisions of judicial or regulatory bodies; and
-	other events or factors, including those resulting from war, terrorist incidents, natural disasters or responses to such events.

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

As of the date of this annual report, we have 22,498,572Class A common shares and 112,183,684Class B common shares outstanding. Our shareholders or entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC.  If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their Class A common shares, the market price of our Class A common shares may decline significantly.  In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A common shares to decline.

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

In particular, as a matter of Cayman Islands law, directors and officers owe the following fiduciary duties: (i) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty to exercise powers fairly as between different sections of shareholders; (v) duty to exercise independent judgment; and (vi) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests.  With respect to the duty of directors to avoid conflicts of interest, our Articles of Association vary from the applicable provision of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairperson of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.  In addition to the above, under Cayman Islands law, directors also owe a duty of care that is not fiduciary in nature.  This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience that director has.  As stated above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position.  However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors.  This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings, and our Articles of Association provide for such permission in relation to conflicts of interest as noted above.  Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities.  In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria.  We cannot assure you that any of the above-mentioned conflicts will be resolved in our favor.  Furthermore, each of our officers and directors has pre-existing fiduciary obligations to other businesses of which they are officers or directors.  Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.  See “Description of Share Capital — Principal Differences between Cayman Islands and U.S. Corporate Law.

”We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

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

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline. We cannot predict the effect our dual-class structure may have on the market price of our Class A common shares.

The trading market for our Class A common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or too few securities or industry analysts maintain coverage of our company, the trading price for our Class A common shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

Our dual class capital structure means our shares will not be included in certain indices. We cannot predict whether this structure will impact the price and trading volume of our Class A common shares. Since 2017, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices.

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

ITEM 4.                    INFORMATION ON THE COMPANY
A.            History and Development of the Company

CI&T Software S.A. was founded in 1995 in Brazil and began working with research and development (R&D) companies for software development before expanding to provide technical services to “nearshore” customers. During this period, we evolved from a niche R&D internet software company operating in Brazil to a global technology transformation specialist, helping clients navigate change to deliver accelerated business impact, with deep expertise across AI, strategy, customer experience, software development, cloud services, data, and more. Over the course of 30 years of operations, we have demonstrated a strong track record of revenue growth. Currently, we are operating globally with over 6,900 professionals across nine countries, and  with a client list consisting of over 100 large enterprises and fast-growing companies from several industries across the globe. Forrester Research, a leading global market research company, has recognized CI&T as a Leader in The Forrester Wave™: Modern Application Development Services. As of December 31, 2024, our clients are located mainly in the United States and Brazil, which accounted for 44.3% and 41.5% of our Net revenue respectively.

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

We successfully expanded our operations in 2020, opening “nearshore” service hubs in Europe (London and Lisbon) and Canada, and continued our global expansion with a new push into Australia. Our expansion into these countries offers our global clients worldwide coverage and enables us to target new ones. In 2021, we expanded our China delivery center with a new office in Chengdu. As global development centers, these “nearshore” hubs are focused on expanding our technology integration services to support our engagements with our clients.  We expect that these “nearshore” hubs will allow us to increase our delivery capacity of solutions to major international brands operating in the key markets of North America and Europe and enable us to energize innovation and digital transformation worldwide. In August 2021, we completed the acquisition of Dextra Group, based in Brazil and focused on customized software development, and an expert in combining design methodology, agile development and data science to deliver digital products to its clients.

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

In September 2024, we incorporated CI&T SG PTE. LTD in Singapore, and in December, 2024 we incorporated CI&T Philippines, Inc. in the Philippines.

B.           Business Overview

CI&T is a provider of strategy, design and software engineering services to enable technology transformation for some of the world’s largest enterprises and fast-growing companies. As companies race to provide their end-customers with a digital-first experience, our highly talented multidisciplinary teams of strategists, designers and engineers bring a 30-year track record of accelerating business innovations through our end-to-end scalable digital solutions.  Through our collaborative approach, we are deeply embedded within our clients’ organizations helping drive digital transformation in their day-to-day business operations and strategic thinking. We do this at scale with a global presence of over 6,900 professionals spread across nine  countries. As a result, many blue-chip companies and fast-growing companies across geographies and industry verticals trust CI&T as their partner for technology transformation.

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

According to IDC, the digital transformation services market is massive. While this market encompasses several distinct technology solutions, we focus on application development and deployment, consulting, technology outsourcing, and support of IT systems to enable enterprise-wide digital change.

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

Our Growth Units are industry-agnostic and multidisciplinary teams, incorporating talent from across the organization to provide clients with holistic solutions.  Growth Units are empowered to focus on the needs of clients and leverage CI&T’s centralized shared services platform for branding, human capital strategy and corporate learning support.  Four to eight multidisciplinary senior leaders comprise an executive leadership team and work together to lead each Growth Unit.  This structure enables our executives to actively manage their teams while staying close to our clients.  Within each Growth Unit, multiple teams of approximately 10 people are dedicated to a specific client or project, typically including a project manager, designers, architects, data scientists, and developers, among others, or the Squads.  Using Dunbar’s number as a guide, when a Growth Unit reaches approximately 400 people, we split it into smaller units to ensure our organization stays flat, agile and collaborative.  Our Growth Units are further supported by our PowerHouses, specialized teams with deep digital competencies that help our clients remain updated with the latest emerging trends and technologies regardless of their sector.  By empowering smaller teams, we have found that our employees remain more engaged and entrepreneurial while we continue to expand our global reach and scale. Through the use of our Squads, Growth Units and PowerHouses, we believe that we can bring together everything that our clients need in terms of digital competencies as we aim to assemble teams that:

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

Our approach has enabled us to attract numerous blue-chip companies, such as Johnson & Johnson, AB InBev, Nestlé, Google, Itaú Unibanco, Coca-Cola, LifeScan, Audi and Kraft Heinz among many others. While focused on expanding our business in North America, we believe our deep roots in Latin America, especially in Brazil, benefit our growth strategy given the region’s massive size and heightened demand for digital transformation services. Our end-to-end solutions and collaborative approach allow us to establish deeply embedded,  long-term relationships with our clients that in some instances date back over 19 years. We actively help our clients innovate through these trusted relationships while increasing our share of revenues, as demonstrated by our Net Revenue Retention Rate, which is the ratio of  the difference between the Net revenue and the Net revenue generated from new clients in a given year, over Net revenue from the previous year.  Over the last five years, our Net Revenue Retention Rate was 111% on average.

In July 2023, we launched CI&T FLOW, our groundbreaking AI-powered platform that redefines the very essence of software and digital development. With its comprehensive set of engines powered by AI, CI&T FLOW unleashes hyper-productivity, igniting a new level of efficiency and innovation at enterprises. Currently, 85% of our professionals leverage CI&T FLOW, reinforcing our commitment to an AI-first transformation.

As specialists in AI-first enterprise transformation, we bring the expertise to scale AI adoption effectively within organizations. This strategy empowers our teams to create tailored and impactful solutions, improving client experiences through advanced personalization and automation. Our commitment to Agentic AI, as demonstrated by the CI&T FLOW platform, ensures our solutions continuously adapt and learn from interactions, providing an intuitive experience that drives engagement.

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

According to IDC’s Worldwide Digital Transformation Spending Guide, global spending on Digital Transformation (DX) is projected to reach nearly US$4 trillion by 2027, driven primarily by advancements in AI and Generative AI. The DX market is expected to grow at a compound annual growth rate (CAGR) of 16.2% from 2022 to 2027, with Latin America and China identified as the fastest-growing regions, boasting CAGRs of 17.9% and 17.4%, respectively. This significant growth underscores the increasing importance of digital transformation initiatives across various sectors as organizations seek to enhance operational efficiency and customer engagement.

Additionally, IDC’s Worldwide AI and Generative AI Spending Guide forecasts that global AI-related spending—including AI-enabled applications, infrastructure, and related IT and business services—will more than double by 2028, reaching an estimated US$632 billion. This surge in investment reflects the rapid integration of AI technologies, particularly Generative AI, into a diverse array of products and services. The AI market is expected to grow at a CAGR of 29.0% from 2024 to 2028, presenting a significant opportunity that we are well-positioned to capitalize on as we continue to innovate and expand our offerings in this evolving landscape.

The CI&T Way: Our Delivery & Growth Model

The CI&T Way is concentrated into three pillars: impact, people and learning.  This approach informs how we deliver end-to-end digital transformation solutions to our clients to enable them to grow and expand their businesses.

-	Impact. Combines a results-focused strategy with client-centric design and technical mastery to deliver end-to-end solutions in short 90-day cycles to improve operating and financial results.
-	People. Our employees represent our culture, allowing us to unlock people’s potential and keep them always evolving. Trust is a foundation of our people’s culture with important cornerstones such as: Human First, Power of Choice, Continuous Learning & Developing, Collective Intelligence and Diversity and Inclusion & Respect. We unlock our team’s potential by promoting from within and investing in individualized development plans for each one of our employees while creating an environment of diversity and trust. We have built a lean operation that helps us attract, keep, engage, and motivate talent. We believe this makes us an attractive company for employees and creates an environment that fosters long and rewarding careers, as evidenced by our strong employee engagement and retention levels. We are currently recognized as one of the top employers in our sector by the Glassdoor “Overall rating” and “Recommend to a Friend” indicators, and over the last 17 consecutive years we have been certified as a “Great Place to Work” in Brazil by the GPTW Institute. We also received GPTW certifications in the United States, Canada, Colombia , Portugal, Japan and Australia.
-	Learning. We manage the business and our people through an Adhocracy model, a decentralized decision-making process that promotes entrepreneurship and autonomy, enabling us to quickly adapt and learn. We believe that the combination of Adhocracy and an attitude of being an “always learning” organization makes us unique. Our growth and delivery model is focused on bringing together multidisciplinary teams that gain a comprehensive view of the client’s challenges and strategic objectives. By leveraging our PowerHouses’ deep domain capabilities and vertical expertise, we support our clients through a multi-year digital transformation journey. As a form of recognition, our Adhocracy managerial approach was featured in a case study at the London Business School in 2020.

In addition to these foundational pillars, we integrate our AI platform, CI&T FLOW, to enhance efficiency, productivity, and quality of all our solutions, making the interaction between humans and AI as seamless as possible, ensuring that we leverage cutting-edge technology to support our teams with great experience and our clients with unprecedented results.

CI&T FLOW is our proprietary, ever-evolving AI platform design to transform how organizations leverage Artificial Intelligence, streamlining operations and boosting productivity. By providing a platform with ready-made solutions and a modular design, FLOW enables coders, no-coders, and AI makers to optimize workflows efficiently. With an emphasis on context, flexibility, and adaptability, it supports the transition to becoming an AI-First Company, allowing teams to focus on innovation rather than repetitive tasks. As an Agentic AI, FLOW not only assists users but also learns from interactions to enhance its functionality and responsiveness to deliver a more intuitive and tailored experience. This approach enhances decision-making, fosters collaboration, and increases employee engagement by enabling exploration of new ideas. CI&T FLOW is essential in supporting our Growth Units and PowerHouses, ensuring our teams deliver tailored, high-impact solutions that meet the evolving needs of our clients.

As we navigate the complexities of the digital landscape, our commitment to ESG principles is unwavering. We believe that responsible business practices are essential for sustainable growth and positive impact. By integrating ESG considerations into our strategies, we enhance our operational resilience while contributing to the well-being of the communities we serve. Our focus on ethical governance and social responsibility guides us in creating effective and sustainable solutions.

Our Solutions and Services

We stand out as technology transformation specialists, offering comprehensive solutions that drive significant business impact through the strategic use of AI. Our core competencies include: Digital Strategy, where we collaborate with clients to understand their challenges and develop customized digital roadmaps; Customer-Centric Design, where we analyze user experiences to create efficient and satisfying digital products, using AI to optimize interactions; and Top-of-the-Line Software Engineering, where we integrate agile methodologies, Lean principles, and DevOps to modernize legacy systems and meet current digital demands, enhancing efficiency and productivity.

Our services are highly customized, providing end-to-end solutions by first understanding our clients' businesses and desired outcomes through our consulting services. This approach involves collaboration among our teams of strategists, data scientists, value-stream managers, solutions architects, and designers to build and test solutions including digital products such as mobile applications, eCommerce experiences, data/AI platforms, and digital customer journeys.

We are focused on delivering impact that can scale and transform businesses digitally. While a significant portion of our revenue comes from software development and maintenance services, our consulting services play a crucial role in engaging clients to identify business needs and develop tailored software solutions for digital transformation. Our process prioritizes digital initiatives that will create the most impact and value for our clients and their end customers.

The majority of our strategy, design, and software architecture services are delivered by onsite teams that seamlessly integrate within clients’ environments, while most software coding and testing work is handled by nearshore teams located in compatible time zones. In the United States, our teams focus on strategy definition, design, and, in select instances, software engineering. For most U.S.-based clients, we leverage our onsite strategy and design teams, complemented by our nearshore engineering teams in Brazil.

At the core of our transformative approach is our commitment to an AI-First mindset, empowering organizations to harness the full potential of AI. By embedding AI into our digital solutions, we enable businesses to unlock new revenue streams, optimize operations, and foster innovation. This transformation rethinks how organizations operate and make decisions. Our AI capabilities analyze vast amounts of data, generate actionable insights, and support predictive analytics, ensuring our clients stay ahead of the competition. By prioritizing AI in every engagement, we equip businesses with tools necessary to adapt to market changes, enhance decision-making, and create value in a digital landscape. This integration of AI into business processes not only boosts efficiency but also cultivates a culture of continuous improvement, positioning our clients for sustained success in the digital age.

Key Service Offerings

We work with our clients to create digital experiences that meet their business goals and leave lasting impressions on their audiences. Our key offerings include:

(i) Application Modernization: We leverage our AI-driven application modernization services to enhance performance and drive innovation. We offer cloud-native solutions that boost agility, speed up time to market, and reduce costs, transforming our clients' ecosystems into more efficient and competitive operations.

(ii) Cloud Migration: We help clients scale and enhance customer experiences worldwide with our cloud migration services. Utilizing Generative AI, we streamline the migration of legacy applications to modern cloud architectures, improving digital interactions and enabling businesses to focus on growth and innovation.

(iii) Digital Strategy: We prepare businesses for the future through our strategy services by combining research, consultancy, and Generative AI to create innovative plans. These drive growth, ensure digital product success, maximize investments, prioritize resources, and enhance customer satisfaction through outstanding digital experiences.

(iv) Data and AI: We ensure long-term success with our Data & AI services, making data central to our clients' decision-making. Our expertise in AI and analytics helps transform data into actionable insights, driving impactful business outcomes and empowering growth.

(v) Digital Experience: We leverage Generative AI in our Digital Experience services to create seamless, personalized brand journeys through data-driven interactions. We enhance customer engagement, boost retention, and maximize ROI by customizing cross-channel experiences and optimizing customer journeys with innovative solutions for growth.

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

The platform is divided into two strategies:

(i)     Strategies in a Journey

-	Attracting: We aim to attract outsiders to work with us.
-	Belonging: We foster a community of belonging at CI&T.
-	Learning: We are continuously learning and adapting in order to face new challenges and opportunities.

(ii)   Horizontal strategy

-	Center of Culture, Leadership and Emotional Safety: Leadership empowerment initiative driven by the CI&T culture and an emotionally safe environment.
-	People Lab: The People Lab uses technology to support the People’s strategy at CI&T.
-	People Operations: A sustainable people operation that enables safe decision-making and focuses on a positive and collaborative experience.

Sales and Marketing

Our strategy for expanding engagements with current clients and attracting new clients is based on a concept we call “Land & Expand,” which combines pursuing business opportunities with existing clients, landing new businesses through Account Based Marketing actions and traditional marketing, leveraging our strong partnership program with companies such as Google, AWS, Microsoft, Databricks, Adobe and Acquia, and turning to our Advisory Growth Boards to provide us with opportunities and introduce us to potential clients.   Under this strategy, we pursue the following:

-	Land new client relationships. We believe there are significant untapped opportunities to win new large enterprises and other fast-growing companies across different industries globally. With an Account Based Marketing, or ABM, approach, we gather creativity, intelligence and data in an engine that transforms leads into new clients by identifying the Ideal Customer Profile, or ICP. Our ABM approach further allows us to understand the ICP’s needs and objectives allowing us to customize the strategic sales pitch that suits their specific needs. In addition to large enterprises, we also work with smaller, fast-growing companies that require a different set of services that allow us to test new offerings and develop new capabilities, or what we call our “muscle builder” strategy for learning and constantly evolving our offerings. We prioritize our efforts to develop business in different regions including North America & Europe, Latin America, and Asia Pacific.
-	Expand existing client relationships. We have a successful track record of leveraging our existing client relationships to add new capabilities and/or help solve new challenges as shown by our five-year average Net Revenue Retention Rate of 111%. As part of our strong culture, we take it upon ourselves to always deliver for our clients and we believe that, as a result, they end up becoming our biggest advocates and promoters over time.
-	Partner relationships. As digital transformation trends take hold across industries, we actively develop new strategic channels and connections that provide us with significant new and ongoing business within our partners’ ecosystems (Google, AWS, Microsoft etc.). In addition, our close ties with our main shareholder, Advent, has also opened doors to many new opportunities that we are capitalizing on.
-	Advisory Growth Boards. We have established advisory boards, called Growth Boards, comprising seasoned senior executives from different industries and specialties that generate business opportunities to support our go-to-market strategy. Many Growth Board members are former CI&T clients who deeply understand our differentiators and introduce us to and help us target new clients who can benefit from our digital expertise. We have Growth Boards in North America, Europe, and Asia that actively help us onboard new business opportunities.
-	Growth Machines. We built teams of industry experts, solution strategists, and AI specialists working together to disrupt our sales process. This transformation of our global sales organization utilizes AI for faster, more accurate insights into client needs and enhances our effectiveness in providing tailored solutions.

Clients

Over 100 large enterprises and fast-growing companies trust CI&T as one of their go-to partners for digital transformation.  Our clients are primarily blue-chip enterprises based in the United States and Brazil operating in the financial services, consumer goods, and technology and telecommunications.  We are also focused on growing our client base in other industry verticals, including retail and industrial goods, life sciences and others.  Today, some of our Top 10 clients have been with us for over 19 years.

Our approach has enabled us to attract numerous blue-chip companies, such as Johnson & Johnson, AB InBev, Nestlé, Google, Itaú Unibanco, Coca-Cola, LifeScan, Audi and Kraft Heinz, among many others.  While focused on expanding our business in North America, we believe our deep roots in Latin America, especially in Brazil, benefit our growth strategy given the region’s massive size and heightened demand for digital transformation services. Our end-to-end solutions and collaborative approach allow us to establish deeply embedded, long-term relationships with our clients that in some instances date back over 19 years.  We actively help our clients innovate throughout these trusted relationships while increasing our share of revenues, as demonstrated by our five-year average Net Revenue Retention Rate of 111%.

Top Clients' share of Revenue

The following table represents the breakdown of our Revenue based on our top clients:

	Year ended December 31,
	2024		2023
	(in thousands of US$, except for percentages)
Top Clients' share of revenue
Top Client	33,416	8%	36,911	8%
Top Ten Clients	180,481	41%	177,419	40%
Total Revenue	438,961	100%	446,943	100%

We typically enter into a master services agreement with our clients, which provides a framework for services that is then supplemented by statements of work, which specify the particulars of each individual engagement, including the services to be performed, pricing terms, and performance criteria.

We are focused on expanding our relationship with all clients and have a track record of executing this strategy. For instance, in 2024, we increased our share of wallet in our top 10 clients. The table below shows the number of clients that generated greater than US$10 million, US$5 million,US$1 million and US$500 thousand of Net revenue for the periods indicated.

	Year ended December 31,
	2024	2023	2022
US$10 million+	10	10	9
US$5 million +	11	13	10
US$1 million +	55	62	58
US$500 thousand	32	34	35

Clients by Industry Vertical

The following table sets forth a breakdown of Revenue by industry vertical and as a percentage of our Total Revenue for the years indicated:

	Year ended December 31,
	2024		2023
	(in thousands of US$, except for percentages)
By Industry Vertical
Financial Services	126,576	29%	129,512	29%
Consumer Goods	95,568	22%	89,847	20%
Retail and Industrial Goods	85,855	20%	54,942	12%
Technology and Telecommunications	50,569	11%	77,275	17%
Life Sciences	40,334	9%	49,457	11%
Others	40,059	9%	45,910	10%
Total Revenue	438,961	100%	446,943	100%

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

Given the large market, there are numerous players; however, only a few are digital native specialists like CI&T.  Our primary competitors include Globant S.A., EPAM Systems, Inc., Endava plc and Thoughtwork Holdings, Inc. We also compete with traditional IT providers such as Accenture PLC, Capgemini SE, Cognizant Technology Solutions Corporation, Infosys; and digital agencies and consulting firms including Ideo, Tata Consultancy Services, NTT Data and McKinsey & Company.

Corporate and Social Responsibility

Since 2009 we have been improving and evolving our environmental, social and governance (ESG) efforts as a foundational part of our business. ESG-driven business resonates with our purpose and we believe it increases our attractiveness for people, customers and the communities of which we are a part.

CI&T has been a signatory of the UN Global Compact since July 2021, which is an initiative with a special focus on reducing inequality and creating economic development through business. On December 31, 2024, we reached 51% of representation in our teams by the following groups: women, people of color, people from the LGBTQIAP+ community and people with disabilities.

We also have made progress towards our gender diversity goals and have increased the representation of women across our teams from 22% in 2018 to 29% in 2024. In addition, we have been increasing the percentage of women in our top leadership from 20% in 2018 to 26% in 2024. These indicators include the acquired companies.

In March 2024, we adopted our Environmental Policy, which provides guidance on the principles that we intend to uphold to minimize our impact across various relevant areas, including climate, waste and water, energy, as well as our relationships with customers and suppliers. This policy is public on the company's website.

To oversee these initiatives, we have  regular meetings ranging from CI&T’s leadership team  to the regional action groups consisting of employees who voluntarily engage with these actions.

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

Regulatory Overview

Data protection and privacy

Not only our employees' data, but also the customer data that our platform collects, stores, transmits, and processes to run our business is an integral part of our business model.  As a result, our compliance with federal, state and foreign laws and regulations dealing with the use, collection, storage, transmission, disclosure, disposal and other processing of personal data is core to the operation of our business.  Regulators worldwide have adopted or proposed requirements regarding the collection, use, transfer, security, storage, destruction, and other processing of personal data.  The applicability of these laws and regulations to us, and their scope and interpretation, are constantly evolving, often uncertain, and may conflict between jurisdictions, and we anticipate the number of data privacy laws and the scope of individual data privacy and protection rights will increase, and as a result, the associated compliance burdens and costs could increase in the future.  It may be costly to implement security or other measures designed to comply with these laws and regulations, as well as any new or updated laws or regulations.  Any actual or perceived failure to safeguard data adequately, destroy data securely, or otherwise comply with the requirements of these laws and regulations, may subject us to litigation, regulatory investigations or enforcement actions under federal, state or foreign data security, unfair practices or consumer protection laws and contractual penalties, and result in monetary damages, damage to our reputation or adversely affect our ability to retain customers or attract new customers.

A number of the jurisdictions in which we operate have adopted or are considering adopting data protection and privacy laws and regulations, including, among others, Brazil, the United States, the European Union,  the United Kingdom, China and Japan.

Brazil

In August 2020, Brazilian Federal Law No. 13,709/2018, the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais), or LGPD, came into effect to regulate the processing of personal data in Brazil. The LGPD establishes general principles, obligations and detailed rules to be observed by individuals or public or private companies in operations involving the processing of personal data in Brazil, including the collection, use, processing and storage of personal data, which affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is processed, whether in a digital or physical environment.  The LGPD provides for, among others, the rights of holders of personal data, the legal bases applicable to the processing of personal data, the requisites for obtaining consent, the obligations and requisites related to security incidents and leakages and transfers of data, either Brazilian or international, as well as the creation of the National Authority for Data Protection (Autoridade Nacional de Proteção de Dados), or ANPD, responsible for the inspection, promotion, disclosure, regulation, the establishment of guidelines and application of the law.

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

The imposition sanctions of the LGPD does not prevent the imposition of other administrative sanctions set forth by other laws that address issues related to data privacy and protection, such as the Brazilian Code of Consumer Defense and the Brazilian Civil Rights Framework for the Internet.  These administrative sanctions can be applied by other public authorities, such as the Attorney General’s Office and consumer protection agencies.  We can also be subject to civil liabilities for indemnifications related to the violation of these laws.

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

If any person knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands (the “FRA”), pursuant to the Proceeds of Crime Act (as revised) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property.

In order to regulate this subject, we have implemented an Anti-Corruption And Anti-Money Laundering And Combating The Financing of Terrorism Policy that applies to all personnel within our organization and is publicly accessible at our website.

Taxation

We benefit from certain tax incentives in Brazil. For example, Brazilian Law No. 12.546/2011 and Law No. 14.897/2024, enacted under the Plano Brasil Maior program, provide benefits related to social security contributions on payroll. From 2012 to 2024, the Social Security Contribution on Gross Revenue (CSSC) was 4.50% of our gross revenues, while the payroll-based social security contribution was 0%.

In 2024, the Brazilian government introduced new rules to gradually reduced the tax incentives on the payroll, known as the payroll tax resumption “Reoneração da folha de pagamento”, effective January 1, 2025. The CSSC rates will gradually decrease as follows: (i) 3.6% in 2025; (ii) 2.7% in 2026; (iii) 1.8% in 2027; and (iv) 0% in 2028. At the same time, payroll-based contributions will incrementally increase as follows: (i) 5% in 2025; (ii) 10% in 2026; (iii) 15% in 2027; and (iv) 20% in 2028.

The Brazilian tax landscape is highly dynamic, particularly at the local level, due to frequent legislative changes, including new proposals, approvals, and potential vetoes. Additionally, the complexity of Brazil’s tax system results in significant compliance costs, requiring substantial time and effort from companies operating in the country.

In 2024, we implemented global measures to ensure compliance with Brazilian Transfer Pricing Law No. 14.596/2023, aligning our transfer pricing policies with the arm’s length principle across all international operations. We adopted the Transactional Net Margin Method (TNMM) for services and made the necessary fiscal adjustments to maintain compliance and transparency. These efforts reinforce our commitment to global tax integrity.

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

C.           Organizational Structure

Organizational Chart

We are a publicly held company incorporated in the Cayman Islands.  As a holding company, we are mainly engaged in the investment, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, in the U.S., and other countries. Our subsidiaries are mainly engaged in the development of customizable software through the implementation of software solutions, including machine learning, artificial intelligence, analytics, cloud migration and mobility technologies

A simplified organizational chart showing our significant subsidiaries as of December 31, 2024 is shown below:

		Ownership December 31, 2024
Subsidiaries	Country of incorporation	Direct	Indirect
CI&T Delaware LLC	United States	100%	-
CI&T Software S.A. (“CI&T Brazil”)	Brazil	-	100%
CI&T Japan, Inc. (“CI&T Japan”)	Japan	-	100%
CI&T China Inc. (“CI&T China”)	China	-	100%
CI&T P. Unipessoal Lda. (“CI&T Portugal”)	Portugal	-	100%
CI&T Australia PTY Ltd.	Australia	-	100%
CINQ Inc.	United States	-	100%
CI&T Inc. (“CI&T US”)	United States	-	100%
CI&T Software Inc. (“CI&T Canada”)	Canada	-	100%
CI&T UK Limited. (“CI&T UK”)	United Kingdom	-	100%
CI&T Colombia	Colombia	-	100%
CI&T Argentina S/A	Argentina	-	100%
CI&T Financial Services Solutions, LLC	United States	-	100%
CI&T FinTech Services, Inc.	United States	-	100%
CI&T Holding Company Ltd (a)	United Kingdom	100%	-
CI&T Digital Ltd (a)	United Kingdom	-	100%
Somo Global Inc.	United States	-	100%
Somo Global SAS. (“Somo Colombia”)	Colombia	-	100%
CI&T Philippines, Inc (b)	Philippines	-	100%
CI&T SG PTE. LTD. (“CI&T Singapore”) (b)	Singapore	-	100%
Ideonyx Ltd (in liquidation)	United Kingdom	-	100%
Somo Ltd (dormant)	United Kingdom	-	100%
CI&T Oceania PTY Ltd (“CI&T Oceania”)	Australia	100%	-

(a)	In 2024, Somo Global Ltd was renamed to CI&T Holding Company Ltd and Somo Custom Ltd was renamed to CI&T Digital Ltd.
(b)	In 2024, CI&T Philippines and CI&T Singapore were incorporated, both as a direct subsidiaries of CI&T Holding Company Ltd. These subsidiaries are expected to start their operations during the first quarter of 2025.

Corporate Information

Our principal executive office is located at Estrada Giuseppina Vianelli De Napoli, 1455 – Bl. C, pavimento superior, Globaltech, Zip Code: 13086-530, Campinas — state of São Paulo, Brazil.  Our telephone number at this address is +55 19 21024500.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office, or via email at investors@ciandt.com.  Our principal website is https://ciandt.com/us/en-us. The information contained in, or accessible through, our website is not incorporated into this report.

D.           Property, Plant and Equipment

Our corporate headquarter is located in Campinas, São Paulo - Brazil, where we lease approximately 108,000 square feet of office space. We provide services from Brazil, Colombia, China, Japan, Portugal, United Kingdom, Canada and the U.S., as well as provide services by staff working remotely.  We rent all of our facilities. We believe that our current facilities are suitable and adequate to meet our current and foreseeable future needs.

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

Our consolidated financial statements for the fiscal years ended December 31, 2024 and 2023 and for the three years period ended December 31, 2024 are presented in U.S. dollars and have been prepared in accordance with IFRS Accounting Standards.

In 2024, we changed our presentation currency from R$ to US dollars (“US$”) to enhance the comparability of the Group´s financial information with those of its international peers and to better reflect the global nature of its business operations. The change in presentation currency represents a voluntary change in accounting policy, which is accounted for retrospectively. The consolidated financial statements for all periods presented have been translated into the new presentation currency.

             Operating Results.

Factors Affecting Our Results of Operations

We believe that the trends affecting our performance for historical periods and future periods include the following key factors:

-	High global demand for digital transformation services: Many of our key clients which had previously invested in digital transformation projects, accelerated their investment in initiatives to digitize legacy applications and processes and increase the efficiency of their customer interactions as the COVID-19 pandemic led to an accelerated adoption of digital technology to support remote working environments and remote customer engagement. The rate at which such demand continues to grow and is sustained will be a key driver of our growth.
-	Ability to recruit and retain talent: Our ability to attract and retain highly skilled IT professionals is key. In order to sustain our growth, we must attract and retain a large number of highly skilled and talented IT professionals. Our business is people-driven and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals in our delivery. We believe that there is significant competition for technology professionals in the geographic regions in which we operate and that such competition is likely to continue for the foreseeable future.

In addition, other significant factors affecting our performance and results of our operations include:

-	The impact of macroeconomic uncertainty and global geopolitical tensions, including associated with the war in Ukraine and related economic sanctions imposed over Russia as a result of the ongoing conflict, as well as the conflicts in the Middle East;
-	The impact of pandemics, epidemics or disease outbreaks on the global macroeconomic environment (including how long and how deeply it will generate economic uncertainty and reduced economic activity);
-	Economic growth rates in the industries and countries in which our clients operate, as well as their impact on our client’s expenditures on digital services;
-	Economic, health, political, social and environmental policies and development in the countries we operate, particularly in Brazil and in the United States, where most of our clients are based;
-	Wage rates and operating costs in the countries where we operate, particularly in Brazil and the United States, where most of our employees are based;
-	Changes in foreign exchange rates, particularly fluctuations in exchange rates between the U.S. Dollar and the Brazilian Real, Euro, British Pound, Australian Dollar, Yen and Yuan;
-	Our ability to retain existing clients, as well as to increase our revenue from existing clients pursuant to the expansion of services provided to them;
-	Our ability to attract new clients;
-	Our ability to maintain favorable pricing;
-	Our ability to expand and deepen the quality, range and diversity of our portfolio of service offerings while maintaining excellent quality standards;
-	Our ability to maintain adequate resource utilization rates and productivity levels;
-	Our ability to maintain and strengthen a strong brand and corporate reputation;
-	Our ability to continuously innovate, and continuously remain at the forefront of emerging technologies and related market trends; and
-	Our ability to identify, integrate and effectively manage future acquisitions.

Please refer to “Risk Factors” for additional information on factors that may affect our results of operations.

Components of Results of Operations

The following is a summary of the principal components comprising consolidated statements of profit or loss.

Revenue

In accordance with our strategy, we analyze revenue results by industry vertical, country, and client concentration.

Revenue by Industry Vertical

We provide technology services to enterprises in a range of industry verticals including Financial Services, Consumer Goods, Technology and Communications, Retail and Industrial Goods, Life Sciences, among others.

Revenue by Country

We present our Revenue by country based on the location where the sale was made. Our revenue derives from three main countries: the United States, the United Kingdom, and Brazil.

Revenue by client concentration

We present our Top clients’ revenue share by aggregating the Revenue from our top client and top ten clients by the amount and as a percentage of our Revenue for the periods indicated.

Cost of services provided

Our cost of services provided includes employee expenses and non-reimbursable project-related costs. Within employee expenses, we have salaries, benefits, payroll taxes, share-based compensation, bonus and training and development costs. The non-reimbursable project-related costs include short-term lease agreements, depreciation of machinery and equipment, as well as the amortization of software and intangible assets and third party services.

Operating expenses net

Our operating expenses, net, include (i) selling expenses, (ii) general and administrative expenses, (iii) impairment losses on accounts receivable and contract assets, and (iv) other income (expenses) net. Selling expenses are composed primarily of sales and marketing expenses. General and administrative expenses are composed primarily of employee expenses, real property short-term lease agreements, and additional expenses related to the maintenance of such real estate, depreciation of machinery and equipment related to such real estate, as well as the amortization of software and intangible assets.

Net finance costs

Our finance income consists of income from financial investments, foreign-exchange gains, gains on derivatives, interest received, and other finance income. Our finance costs are mainly related to interest and charges on loans and leases, foreign-exchange losses, loss on derivatives, and other finance costs.

Income taxes

Income tax expenses consist primarily of current and deferred income taxes, in  foreign jurisdictions where we conduct business. The current and deferred income taxes are calculated on the basis of the tax laws enacted at the end of the reporting period in the countries where we operate and generate taxable income. In our subsidiary in Brazil, the tax rate is 34%; in our subsidiaries in the United States, the blend income tax rate is 26%; in our subsidiary in Canada, the tax rate is 27%; in our subsidiary in Japan, the tax rate is 23%; in our subsidiary in China, the tax rate is 25%; in our subsidiary in Australia, the tax rate is 26%; in our subsidiaries in the United Kingdom, the tax rate is 25%; in our subsidiary in Portugal, the tax rate is 23%; and in our subsidiaries in Colombia, the tax rate is 35%.

Consolidated Results of Operations

Year ended December 31, 2024 compared to the year ended December 31, 2023

	Year ended December 31,		Var.%
	2024	2023
	(in thousands of US$, except for percentages)
Revenue	438,961	446,943	-1.8%
Costs of services provided	(288,715)	(297,733)	-3.1%
Gross Profit	150,246	149,210	0.9%
Selling, general, administrative and other expenses (1)	(92,045)	(91,939)	0.8%
Impairment losses on accounts receivable and contract assets	(2,610)	(305)	672.5%
Operating profit before net finance costs and income tax expense	55,591	56,966	-2.6%
Finance income	15,001	15,092	-0.6%
Finance costs	(26,823)	(30,359)	-11.6%
Net finance costs	(11,822)	(15,267)	-22.6%
Profit before income tax	43,769	41,699	4.7%
Income tax expense (2)	(14,275)	(15,336)	-2.3%
Profit for the year	29,494	26,363	8.8%

(1)	Includes for the years ended December 31, 2024 and 2023, respectively, selling expenses of US$39,007 thousand and US$34,760 thousand, general and administrative expenses of US$53,569 thousand and US$58,271 thousand, and other income (expense) net of US$531 thousand and US$1,092 thousand.
(2)	Includes for the years ended December 31, 2024 and 2023, respectively, current tax expenses of US$9,658 thousand and US$6,892 thousand and deferred tax expenses of US$4,617 thousand and US$8,444 thousand.

Revenue

Our main source of revenue comes from providing technology services to primarily medium and large-sized companies worldwide. Revenue in 2024 was US$438,961 thousand, representing a decrease of US$7,982 thousand or 1.8%, from US$446,943 thousand in 2023.

The decrease was primarily due to the appreciation of the USD against other currencies, mainly the real, given the annual average exchange rate from reais to U.S. dollars increased to R$5.392 in 2024 from R$4.996 in 2023. This impact was partially offset by the expansion of our contracts with our top 10 clients, which increased to US$180,481 thousand in 2024 from US$177,419 thousand in 2023. On a local currency basis, Revenue of our Brazilian operation increased by 6.2% (to R$981,876 in 2024 from R$924,874 in 2023), due to the expansion of our contracts with our clients in this region. We present below the breakdown of our revenue by industry vertical, country, and client concentration.

Revenue by industry vertical

The following table sets forth a breakdown of Revenue by industry vertical and as a percentage of our Total Revenue for the years indicated:

	Year ended December 31,
	2024		2023
	(in thousands of US$, except for percentages)
By Industry Vertical
Financial Services	126,576	28.8%	129,512	29.0%
Consumer Goods	95,568	21.8%	89,847	20.1%
Retail and Industrial Goods	85,855	19.6%	54,942	12.3%
Technology and Telecommunication	50,569	11.5%	77,275	17.3%
Life Sciences	40,334	9.2%	49,457	11.1%
Others	40,059	9.1%	45,910	10.3%
Total Revenue	438,961	100%	446,943	100%

Revenue by country

The following table sets forth a breakdown of revenue by country and as a percentage of our Total Revenue for the years indicated:

	Year ended December 31,
	2024		2023
	(in thousands of US$, except for percentages)
By Country
United States of America	194,478	44.3%	195,437	43.7%
Brazil	181,981	41.5%	185,250	41.4%
United Kingdom	43,534	9.9%	45,037	10.1%
Other countries	18,968	4.3%	21,219	4.8%
Total revenue	438,961	100%	446,943	100%
55

Revenue by client concentration

The following table sets forth the Revenue derived from our Top Client and Top Ten Clients by Revenue and as a percentage of our Total Revenue for the periods indicated:

	Year ended December 31,
	2024		2023
	(in thousands of US$, except for percentages)
Top Clients' share of revenue
Top Client	33,416	7.6%	36,911	8.3%
Top Ten Clients	180,481	41.1%	177,419	39.7%
Total Revenue	438,961	-	446,943	-

 We generate a significant portion of our Revenue from our ten largest clients. Revenue from our top client decreased to US$33,416 thousand in 2024, from US$36,911 thousand in 2023. In 2023, our top client was a global company based in North America within the consumer goods sector, which accounted for 8.3% of our Revenue. In 2024, our top client was a leading financial institution based in Brazil, contributing 7.6% of our Revenue.

Revenue from our top ten clients increased to US$180,481 thousand in 2024 from US$177,419 thousand in 2023, primarily due to the expansion of our existing contracts within this group. The share of revenue from our top ten clients increased to 41.1% in 2024, from 39.7% in 2023.

Costs of services provided

Costs of services provided for 2024 amounted to US$288,715 thousand, a decrease of US$9,018 thousand, or -3.0%, from US$297,733 thousand in 2023.

The decrease in costs of services provided was mainly due to a reduction in personnel costs, which decreased to US$262,736 thousand in 2024 from US$270,673 thousand in 2023, due to the appreciation of USD against other currencies, mainly the real. On a local currency basis, costs of services provided by our Brazilian operation increased by 4.4% (to R$1,556,124 in 2024 from R$1,487,742 in 2023). In addition, costs related to depreciation and amortization decreased to US$6,382 thousand in 2024 from US$7,201 thousand in 2023. These impacts were partially offset by higher profit-sharing expenses, which increased to US$5.7 million in 2024 compared to US$1.2 million in 2023.

Gross profit

As a result of the foregoing, gross profit for 2024 was US$150,246 thousand, an increase of 0.7% from US$149,210 thousand in 2023.

Operating expenses, net

Operating expenses increased by US$2,411 thousand, or 2.6%, to US$94,655 thousand in 2024, from US$92,244 thousand in 2023. The increase was mainly due to an increase of US$1,995 thousand, or 3.5%, in employee expenses to US$54,001 thousand in 2024 from US$52,196 thousand in 2023, combined with an increase of US$2,305 thousand in impairment losses on accounts receivable and contract assets to US$2,610 thousand in 2024, from US$305 thousand in 2023. These increases were partially offset by a reduction in share-based compensation expenses of US$764 thousand, to US$2,110 thousand in 2024, from US$2,874 thousand in 2023.

Selling expenses increased by US$4,247 thousand, or 12.2%, to US$39,007 thousand in 2024, from US$34,760 thousand in 2023. This increase was primarily driven by higher personnel expenses due to the hiring of new sales executives globally.

General and administrative expenses decreased by US$4,702 thousand, or -8.1%, to US$53,569 thousand in 2024, from US$58,271 thousand in 2023. The decrease was mainly due to a decrease of US$1,920 thousand, or 7.3%, in employee expenses to US$24,377 thousand in 2024 from US$26,297 thousand in 2023, combined with a reduction in depreciation and amortization expenses to US$9,771 thousand in 2024 from US$10,738 thousand in 2023. In addition, there was a reduction of US$1,185 thousand in business restructuring expenses to US$3,103 in 2024 from US$4,288 in 2023. In 2024, we incurred business restructuring expenses, including termination charges, severance and legal services for employee separations from our subsidiaries in the United Kingdom, the United States, Canada and Australia, which amounted to US$3,103 thousand. In 2023, we incurred business restructuring expenses mainly related to the accelerated vesting of share-based compensation for the founder of one of our acquired businesses, which corresponded to US$3,743 thousand.

Operating profit before net finance costs and income tax expense

As a result of the foregoing, operating profit before net finance costs and income tax expense for 2024 was US$55,591 thousand, a decrease of US$1,375 thousand, or -2.4%, from US$56,966 thousand for 2023.

Net finance costs

In 2024, net finance costs decreased by US$3,445 thousand, or -22.6%, to US$11,822 thousand in 2024, from US$15,267 thousand in 2023, mainly due to a reduction of US$2,778 thousand in interest on loans and leases, to US$13,947 thousand in 2024 from US$16,725 thousand in 2023, as a result of lower loans and borrowings in 2024, compared to 2023. Income from financial investments increased US$810 thousand, to US$2,444 thousand in 2024, from US$1,634 thousand in 2023, due to higher cash and cash equivalents in 2024 compared to 2023.

Profit before income tax

As a result of the foregoing, profit before income tax was US$43,769 thousand in 2024, an increase of 5.0%, compared to US$41,699 thousand in 2023.

Income tax expense

Income tax expense was US$14,275 thousand in 2024, a decrease of 6.9%, compared to US$15,336 thousand in 2023. This decrease was primarily attributable to an increase in tax incentives in Brazil, which was partially offset by a higher pre-tax income and tax losses for which no Deferred Income Tax Asset is recognized.

Profit for the year

As a result of the foregoing, our net profit for 2024 was US$29,494 thousand, an increase of 11.9% compared to a net profit of US$26,363 thousand recorded in 2023.

Year ended December 31, 2023 compared to the year ended December 31, 2022

	Year ended December 31,		Var.%
	2023	2022
	(in thousands of US$, except for percentages)
Revenue	446,943	424,105	5.4%
Costs of services provided	(297,733)	(276,300)	7.8%
Gross Profit	149,210	147,805	1.0%
Selling, general, administrative and other expenses (1)	(91,939)	(94,739)	-3.0%
Impairment losses on accounts receivable and contract assets	(305)	(18)	1,594.4%
Operating profit before net finance costs and income tax expense	56,966	53,048	7.4%
Finance income	15,092	34,001	-55.6%
Finance costs	(30,359)	(48,226)	-37.0%
Net finance costs	(15,267)	(14,225)	7.3%
Profit before income tax	41,699	38,823	7.4%
Income tax expense (2)	(15,336)	(20,116)	-23.8%
Profit for the year	26,363	18,707	40.9%

(1)	Includes for the years ended December 31, 2023 and 2022, respectively, selling expenses of US$34,760 thousand and US$31,789 thousand, general and administrative expenses of US$58,271 thousand and US$61,322 thousand, and other income (expense) net of US$1,092 thousand and US$(1,628) thousand.

(2)	Includes for the years ended December 31, 2023 and 2022, respectively, current tax expenses of US$6,892 thousand and US$11,314 thousand and deferred tax expenses of US$8,444 thousand and US$8,802 thousand.

Revenue

Our main source of revenue comes from providing technology services to primarily medium and large-sized companies worldwide. Revenue in 2023 was US$446,943 thousand, representing an increase of US$22,838 thousand, or 5.4%, from US$424,105 thousand in 2022. The increase was mainly due to an expansion of our contracts with our clients that generate more than US$5 million in revenue per annum, which increased from 19 clients in 2022 to 23 in 2023, combined with the appreciation of the real against other currencies, mainly the USD. This effect was partially offset by a reduction in revenue from our top client, due to our top client's decision to decrease the scope of our existing contract.

We present below the breakdown of our revenue by industry vertical, country and client concentration.

Revenue by industry vertical

The following table sets forth a breakdown of Revenue by industry vertical and as a percentage of our Total Revenue for the years indicated:

	Year ended December 31,
	2023		2022
	(in thousands of US$, except for percentages)
By Industry Vertical
Financial Services	129,512	29.0%	126,529	29.8%
Consumer Goods	89,847	20.1%	91,920	21.7%
Technology and Telecommunication	77,275	17.3%	63,795	15.1%
Retail and Industrial Goods	54,942	12.3%	59,763	14.1%
Life Sciences	49,457	11.1%	53,164	12.5%
Others	45,910	10.3%	28,934	6.8%
Total Revenue	446,943	100%	424,105	100%

Revenue by country

The following table sets forth a breakdown of revenue by country and as a percentage of our Total Revenue for the years indicated:

	Year ended December 31,
	2023		2022
	(in thousands of US$, except for percentages)
By Country
United States of America	195,437	43.8%	178,846	42.2%
United Kingdom	45,037	10.1%	39,986	9.4%
Brazil	185,250	41.4%	189,330	44.6%
Other countries	21,219	4.8%	15,943	3.8%
Total Revenue	446,943	100%	424,105	100%

Revenue by client concentration

The following table sets forth the Revenue derived from our Top Client and Top Ten Clients by Net revenue and as a percentage of our Total Revenue for the periods indicated:

	Year ended December 31,
	2023		2022
	(in thousands of US$, except for percentages)
Top Clients' share of revenue
Top Client	36,911	8.3%	63,213	14.9%
Top Ten Clients	177,419	39.7%	209,605	49.4%
Total Revenue	446,943	-	424,105	-

We generate a significant portion of our revenue from our ten largest clients. Revenue from our top client reduced to US$36,911 thousand in 2023 from US$63,213 thousand in 2022, due to a decrease in the scope of our contract with our top client. As a result, the revenue share from our top client reduced to 8% in 2023 from 15% in 2022.

Revenue from our top ten clients reduced to US$177,419 thousand in 2023 from US$209,605 thousand in 2022, mainly due to the reduction in revenue from our top client described above. The share of revenue from our top ten clients reduced to 40% in 2023 from 49% in 2022.

Costs of services provided

Costs of services provided for 2023 amounted to US$297,733 thousand, an increase of US$21,433 thousand, or 7.8%, from US$276,300 thousand in 2022.

The increase in costs of services provided was mainly due to personnel costs, which increased 7.6% to US$270,673 thousand in 2023, from US$251,549 thousand in 2022, due to an increase of salaries paid in U.S. dollars and Australian dollars, as a result of the acquisitions of Ntersol in the U.S. and Transpire in Australia in 2022, combined with the appreciation of the real against other currencies, mainly the USD. These effects were partially offset by lower profit-sharing expenses.

Additionally, our costs of services provided also increased as a result of the share-based compensation grants we made in 2023, which increased to US$2,791 thousand from US$816 thousand, in 2022.

Gross profit

As a result of the foregoing, gross profit for 2023 was US$149,210 thousand, an increase of 1.0% from US$147,805 thousand for 2022.

Operating expenses, net

Operating expenses decreased by US$2,513 thousand, or -2.7%, to US$92,244 thousand in 2023, from US$94,757 thousand in 2022, due to a decrease in general and administrative expenses and other expenses, partially offset by the increase in selling expenses.

Selling expenses increased by US$2,971 thousand, or 9.3%, to US$34,760 thousand in 2023, from US$31,789 thousand in 2022. This increase was mostly driven by an increase in share-based compensation expenses of US$2,109 thousand, from the revaluation of plans already in force in 2022, partially offset by lower personnel expenses, which were reduced by US$235 thousand, due to lower profit-sharing expenses.

General and administrative expenses decreased by US$3,051 thousand, or -5.0%, to US$58,271 thousand in 2023, from US$61,322 thousand in 2022. This decrease was driven by (i) a reduction of US$3,150 thousand in consulting expenses related to acquisitions that occurred in 2022; (ii) a reduction in post-acquisition expenses of US$2,936 thousand related to retention packages paid in 2022; and (iii) a decrease in personnel expenses of  US$1,108 thousand primarily due to lower profit-sharing expenses. These effects were partially offset by an increase of US$4,288 thousand in expenses associated with severance payments made to senior employees from acquired companies.

Other income (expenses) net was an income of US$1,092 thousand in 2023 compared to an expense of US$(1,628) thousand in 2022. This variation was mainly due to (i) a decrease of US$1,517 thousand in other post-acquisition expenses, which include fair value and present value adjustment on accounts payable for business acquired; and (ii) a reversal of US$566 thousand of provision relative to the reimposition of Social Security Contribution on Gross Revenue in Brazil.

Operating profit before net finance costs and income tax expense

As a result of the foregoing, operating profit before net finance costs and income tax expense for 2023 was US$56,966 thousand, an increase of US$3,918 thousand, or 7.4%, from US$53,048 thousand for 2022.

Net finance costs

In 2023, net finance costs increased by US$1,042 thousand, or 7.3%, to US$15,267 thousand in 2023, from US$14,225 thousand in 2022, mainly due to (i) an increase of US$2,378 thousand in interest on loans and leases, as a result of higher interest rates in the market; and (ii) a negative foreign exchange rate impact of US$1,648 thousand in 2023, compared to a positive impact of US$1,012 thousand in 2022 due to the Brazilian Real appreciation against the U.S. dollar in the period. This increase in our net finance costs was partially offset by an increase in our net derivative gains to US$2,967 thousand in 2023, from US$1,962 thousand in 2022.

Profit before income tax

As a result of the foregoing, profit before income tax was US$41,699 thousand in 2023, an increase of 7.4%, compared to US$38,823 thousand in 2022.

Income tax expense

Income tax expense was US$15,336 thousand in 2023, a decrease of 24%, compared to US$20,116 thousand in 2022. This decrease was primarily attributable to lower non-deductible expenses, including post-acquisition expenses, and an increase in deductible expenses, such as the business restructuring associated with senior employees' termination from acquired companies.

Profit for the year

As a result of the foregoing, our Profit for 2023 was US$26,363 thousand, an increase of 40.9% compared to a profit of US$18,707 thousand recorded in 2022.

Non-IFRS Accounting Standards Measures

We regularly monitor a number of financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. These non-IFRS Accounting Standards financial measures,  including Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit for the period, Adjusted Net Profit Margin for the period, and Revenue at Constant Currency, are not measures calculated in accordance with IFRS Accounting Standards, has limitations as an analytical tool, and should be considered in addition to results prepared in accordance with IFRS Accounting Standards, but not as substitutes for IFRS Accounting Standards results.

In addition, our calculation of these non-IFRS Accounting Standards financial measures may be different from the calculation used by other companies, and therefore comparability may be limited. These non-IFRS Accounting Standards financial measures are provided as additional information to enhance investors’ overall understanding of the historical and current financial performance of our operations.

Adjusted Gross Profit and Adjusted Gross Profit Margin

We use Adjusted Gross Profit as the main key performance indicator (“KPI”) for monitoring the operational performance of our projects. In calculating Adjusted Gross Profit, we exclude costs and expenses which do not relate to the direct management of our services (depreciation and amortization included in costs of services provided, and share-based compensation expenses). These adjustments are applied in order to allow us to evaluate the profitability of a project or customer reflecting only the outcome under the direct management of the project managers, and to assist us and our project managers in evaluating risks and opportunities associated with potential contract renewals or renegotiations with customers for existing and future projects.

We calculate Adjusted Gross Profit as Gross Profit, adjusted to:

-	exclude depreciation and amortization costs included in costs of services provided; and
-	exclude share-based compensation expenses.

In addition, we also monitor Adjusted Gross Profit Margin, which is Adjusted Gross Profit divided by Net revenue. Adjusted Gross Profit Margin is a useful metric of our profitability and allows us to have a view of the profitability, on a percentage point basis, that we expect to derive from different projects and clients.

Adjusted EBITDA and Adjusted EBITDA Margin

We also regularly monitor Adjusted EBITDA and Adjusted EBITDA Margin.

We calculate Adjusted EBITDA, as Net Profit, plus net finance costs, income tax expense, depreciation and amortization, plus:

●	share-based compensation expenses;
●	acquisition-related expenses: fair value adjustment on accounts payable for business combination, other expenses include, when applicable, consulting expenses, retention packages, and external deal cost
●	business restructuring expenses related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance and legal services for employee separations from North America, Europe and Asia Pacific regions for 2024 and business restructuring expenses, associated with senior employees' separation from acquired companies in 2023.
We make these adjustments to isolate our operating results in a given period, in order to verify whether we are being efficient in generating operating profits, how much of our Net Profit is being consumed by operating costs, and how much is reverting to operating profitability.
61

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

We calculate Adjusted Net Profit as Net Profit, plus:

●      acquisition-related expenses (including amortization of intangible assets from acquired companies, present value and fair value adjustments to accounts payable for businesses acquired, consulting expenses, and retention packages);

●      share-based compensation expenses;

●      business restructuring expenses related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance and legal services for employee separations from North America, Europe and Asia Pacific regions for 2024 and business restructuring expenses, associated with senior employees' separation from acquired companies in 2023; and

●      the tax effects of non-IFRS Accounting Standards adjustments.

We monitor the Adjusted Net Profit Margin for the year, which is Adjusted Net Profit for the period divided by Net revenue. Adjusted Net Profit Margin for the year is a useful metric since it allows us to have a view of profit creation efficiency regardless of changes in the scale of Net profit for different years.

Revenue   at Constant Currency

We monitor our Revenue at Constant Currency.    As the impact of foreign currency exchange rates is highly volatile and difficult to predict, we believe Revenue at Constant Currency allow us to better understand the underlying business trends and performance of our ongoing operations on a period-over-period basis by eliminating the effect of fluctuations in the exchange rates we use in the translation of our Revenue in foreign currencies into U.S. dollars. We calculate Revenue at Constant Currency by translating Revenue from entities reporting in foreign currencies into U.S. dollars using the comparable foreign currency exchange rates from the prior period. For example, the comparable rates in effect for the fiscal year ended December 31, 2023 were used to convert revenue for the fiscal year ended December 31, 2024, rather than the actual exchange rates in effect during the respective period.

While we believe that Revenue at Constant Currency provide useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of Revenue at Constant Currency has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS Accounting Standards. Further, other companies, including companies in our industry, may report Revenue at Constant Currency differently.

	Year ended December 31,
	2024	2023
	(in thousands of US$)
Revenue as reported under IFRS Accounting Standards	438,961	446,943
Revenue increase(decrease)%	-1.8%	5.4%
Revenue at Constant Currency (1,2)	453,193	441,872
Impact of Foreign exchange fluctuations	3.1%	-1.2%
Revenue increase(decrease) at Constant Currency % (2)	1.3%	4.1%

(1)	We calculate Revenue at Constant Currency by translating Revenue from entities reporting in foreign currencies into U.S. dollars using the comparable foreign currency exchange rates from the prior period. The annual average rates in effect for the fiscal year ended December 31, 2023 that were used to calculate Revenue growth at Constant Currency for the fiscal year ended December 31, 2024 were 4.9953 Brazilian reais to U.S. dollars, 3.3205 Brazilian reais to Australian dollars, 3.7026 Brazilian reais to Canadian dollars, 0.7062 Brazilian reais to Chinese yuan, 5.4023 Brazilian reais to euros, 6.2119 Brazilian reais to British pounds, 0.0357 Brazilian reais to Japanese yen and 0.2004 U.S. dollars to Brazilian reais.
(2)	Revenue increase is the percentage increase in revenue or Revenue at Constant Currency, as applicable from one period to the following comparable period, as measured using Revenue (as reported) or Revenue at Constant Currency, as applicable.
62

The following table presents a reconciliation of Adjusted Gross Profit, Adjusted EBITDA, Adjusted Net Profit for the year, as well as their respective margins, to the most comparable IFRS Accounting Standards measure for each such metric:

	Year ended December 31,
	2024	2023
	(in thousands of US$)
Revenue	438,961	446,943
Cost of services provided	(288,715)	(297,733)
Gross Profit	150,246	149,210
Gross Profit Margin	34.2%	33.4%
Reconciliation of Adjusted Gross Profit
Adjustments
Depreciation and amortization (cost of services provided)	6,382	7,201
Share-based compensation	3,455	2,791
Adjusted Gross Profit	160,083	159,203
Adjusted Gross Profit Margin	36.5%	35.6%
Profit for the year	29,494	26,363
Profit Margin for the year	6.7%	5.9%
Reconciliation of Adjusted EBITDA
Profit for the year	29,494	26,363
Adjustments
Net finance costs	11,822	15,267
Income tax expense	14,275	15,336
Depreciation and amortization	16,888	18,659
Share-based compensation	5,565	5,665
Government grants	-	(188)
Acquisition-related expenses[1]	808	1,021
Business restructuring²	3,103	4,288
Adjusted EBITDA	81,955	86,411
Adjusted EBITDA Margin	18.7%	19.3%
Reconciliation of Adjusted Profit
Profit for the year	29,494	26,363
Adjustments
Acquisition-related expenses[3]	8,334	10,129
Business restructuring²	3,103	4,288
Share-based compensation	5,565	5,665
Tax effects on Non-IFRS Accounting Standards adjustments(4)	(2,138)	(2,099)
Adjusted Profit for the year	44,358	44,347
Adjusted Profit Margin for the year	10.1%	9.9%

(1)	Include fair value adjustment on accounts payable for business combination, other expenses include, when applicable, consulting expenses, retention packages, and external deal cost.
(2)	Expenses related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance and legal services for employee separations from North America, Europe and Asia Pacific regions for 2024 and business restructuring expenses, associated with senior employees' separation from acquired companies in 2023.
(3)	Includes amortization of intangible assets from acquired companies totaling (US$7,526) thousand in 2024 and (US$9,108) thousand in 2023, present value and fair value adjustment on accounts payable for business acquired, and other expenses, include when applicable, consulting expenses, retention packages, and external deal.

(4)	The calculation of the tax effect on non-IFRS Accounting Standards adjustments considers the nature of the expense, whether it is deductible or not, as well as whether it is a temporary or permanent difference. We also evaluate the tax scenario of each entity, taking into account whether deferred income tax assets would be realizable. Then, we apply the corresponding tax rate for the entity.

A. Liquidity and Capital Resources

As of December 31, 2024, we had US$56,621 thousand in cash and cash equivalents.

In the ordinary course of business, our principal funding requirements are for working capital requirements, capital expenditures and investments, and servicing our indebtedness. We typically meet these requirements through operational cash flow and borrowings from private banks.  As a result of such borrowings, we may be subject to restrictions and covenants in the agreements governing these transactions that may place limitations on us. See “Indebtedness” below. Our financing strategy is to fund our necessary capital expenditures and to preserve our liquidity while meeting our debt payment obligations.

We have US$46,227 thousand in loans and borrowings maturing in 2025. We have non-current loans and borrowings of US$92,508 thousand, of which US$38,909 thousand will mature in 2026, and US$53,599 thousand will mature up to 2028. We believe that the cash generated from operations, new borrowings in the financial and capital markets, or additional equity issuance will be adequate to meet our capital expenditure requirements and liquidity needs for the next twelve months.

As of December 31, 2024, 86.9% of our cash and cash equivalents are held in U.S. dollars and reais, with the remaining 13.1% held in Australian dollars, euros, British pounds, Canadian dollars, Chinese Yuan and Japanese yen based on the relevant subsidiary. Additionally, as of December 31, 2024, we had US$15,559 thousand in financial investment in U.S. dollars and British pound, presenting immediate liquidity.

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

In 2024 and 2023, we did not declare and paid dividends. The following table shows the generation and use of cash for the years ended December 31, 2024 and 2023:

Cash Flow Data

	Year ended December 31,
	2024	2023
	(in thousands of US$)
Net cash from operating activities	68,984	59,291
Net cash from (used in) investing activities	(9,937)	13,279
Net cash used in financing activities	(35,970)	(67,274)
Exchange variation effect on cash and cash equivalents	(10,171)	2,823
Cash and cash equivalents as of January 1st	43,715	35,596
Net increase in Cash and cash equivalents at end of period(1)	23,077	5,296

(1)	It includes exchange variation.

Net cash generated from operating activities

Net cash from operating activities was US$68,984 thousand for 2024, compared to US$59,291 thousand for 2023. This increase is mainly attributed to an increase in salaries and welfare charges, partially offset by an increase in accounts receivable and contract assets in 2024. Additionally, interest paid on loans and borrowings decreased to US$12,399 thousand in 2024 from US$18,485 thousand in 2023, while income tax paid decreased to US$4,415 thousand in 2024 from US$5,499 thousand in 2023.

Net cash from (used in) investing activities

Net cash used in investing activities was US$(9,937) thousand for 2024, compared to net cash generated from investing activities of US$13,279 thousand for 2023. In 2024, the amount of investments in the acquisition of property and equipment and intangible assets totaled US$10,572 thousand, compared to US$4,843 thousand in 2023. In 2024, the amount of redemption in financial investments was US$635 thousand, compared with US$18,122 thousand in 2023. In 2023, we redeemed short-term financial investments to fulfill our liquidity requirements.

Net cash used in financing activities

Net cash used in financing activities was US$35,970 thousand for 2024, compared to US$67,274 thousand in 2023. This decrease in cash used is mainly attributed to: (i) a decrease in the amount of proceeds from loans and borrowings to US$19,818 thousand in 2024 from US$42,084 thousand in 2023; (ii) lower payment of loans and borrowings to US$21,994 thousand in 2024 from US$82,956 thousand in 2023; (iii) a lower inflow from the settlement of derivatives to US$1,542 thousand in 2024 from US$2,447 thousand in 2023; partially offset by (iv) higher cash used to repurchase shares, to US$14,098 thousand in 2024 from US$8,853 thousand in 2023; and (v) higher payment of accounts payable for businesses acquired to US$17,900 thousand in 2024 from US$15,418 thousand in 2023.

Indebtedness

As of December 31, 2024, our total outstanding consolidated indebtedness (non-current and current loans and borrowings) was US$138,735 thousand, consisting of US$46,227 thousand of short-term indebtedness, and US$92,508 thousand of long-term indebtedness. The decrease of US$11,527 thousand in total outstanding consolidated indebtedness in 2024 compared to 2023 is mainly related to regular payments of short-term debt, partially offset by a new advance on foreign exchange (ACC) contract in the amount of US$9,818 thousand and a new loan in the amount of US$10,000 thousand for working capital requirements. In the table below, we present the average effective rates of each loan contract.

For the contracts established between the banks and the company, we have the following rates: In US$: Export credit note: SOFR Overnight(a) + 2.33% p.a; ACC: 6.31% and Working Capital Loan: 5.02% p.a. / SOFR Overnight(a) + 2.79% p.a. to 2.90% p.a. / SOFR (6M) +2.80% and in R$: Export credit note CDI +1.75% p.a. The outstanding debt as of December 31, 2024 is presented in the table below. We continue to focus on obtaining financing at the most favorable rates available to maintain a balanced debt profile combining fixed and variable rate debt.

	Average effective interest rate p.a.	Year of maturity	December 31, 2024
In US$
Export Credit Note	7.56%	2026	16,746
Advance on foreign exchange contract	6.31%	2025	10,297
Working Capital Loan	5.02% to 8.02%	2026 to 2028	76,497
Total			103,540

In R$
Export Credit Note	12.58%	2026 to 2028	35,195
Total			35,195

Total loans and borrowings			138,735

We have restrictive financial covenants in certain of our loans and financing agreements, as summarized below:

Covenant	Measurement frequency	Indicators	Required
Export Credit Note	Annual	Net debt (a)/ EBITDA(b)	Less than or equal to 3.0X
Working capital	Annual	Net debt(a)/ EBITDA(b)	Less than or equal to 3.0X
(a)	Net debt means total loans, less cash and cash equivalents.
(b)	EBITDA means earnings before interest, tax, depreciation and amortization, where interest refers to net finance costs.

As of December 31, 2024, we were in compliance with the financial covenants above.

Non-compliance with the financial covenants could trigger the early maturity of our loans and financing agreements. Early maturity of our loans and financing agreements could also be triggered by disposal, merger, incorporation, spin-off, or any other corporate reorganization process that implies a change in shareholding control, without prior consent from the creditor.

Capital Expenditures

In 2024, we made investments in property and equipment and intangible assets of US$10,572 thousand, compared to US$4,843 thousand in 2023. These capital expenditures are mainly related to new IT equipment and software investments.

The increase in capital expenditures is primarily attributable to an increase in intangible assets, which increased to US$7,623 thousand in 2024 from US$3,773 thousand in 2023. This increase is mainly related to our investment in proprietary software development aimed at supporting our growth initiatives. Additionally, we have implemented corporate management systems and enhanced our global enterprise resource planning system to align with information security, data protection, and regulatory protocols. Additionally, the acquisition of property and equipment increased to US$2,949 thousand in 2024 from US$1,070 thousand in 2023, related to acquisition of IT equipment (laptops, monitors and smartphones). The following table sets forth our capital expenditures for the fiscal years 2024 and 2023:

	Year ended December 31,
	2024	2023
	(in thousands of US$)
Property and equipment acquisitions	2,949	1,070
Intangible assets acquisitions	7,623	3,773
Total Capital Expenditures	10,572	4,843

We expect to increase our capital expenditures, mainly related to IT equipment, as we hire new personnel to support the growth of our business and operations, and to invest in proprietary software development. We expect to meet our capital expenditure requirements for the next 12 months from our cash generated from operations, new borrowings in the financial and capital markets, or additional equity issuances.

Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products, and the continued market acceptance of our products.

B.           Research and Development, Patents and Licenses, etc.

See “Item 4. Business Overview — Intellectual Property.”

C.          Trend Information

See “Item 5. Operating and Financial Review and Prospects — Factors Affecting Results of Operations.”

D.           Critical Accounting Policies and Estimates

Our audited consolidated financial statements are prepared in conformity with International Financial Reporting Standards - Accounting Standards as issued by the International Accounting Standards Board ("IFRS - Accounting Standards"). In preparing our audited consolidated financial statements, we exercise judgments, make estimates, and adopt assumptions that have an impact on amounts reported in our audited consolidated financial statements. However, the inherent uncertainty associated with these judgments, assumptions, and estimates may lead to substantial adjustments to the carrying amounts of assets, liabilities, income, and expenses in future periods.

We reevaluate our judgments, estimates and assumptions at least at each reporting date. The revisions to estimates are recognized in the period in which the estimates are revised. See note 2.5 to our audited consolidated financial statements.

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

The following table presents the names of the members of our board of directors:

Name	Age	Position
Fernando Matt Borges Martins	52	Chairperson
Brenno Raiko de Souza	40	Director
Cesar Nivaldo Gon	53	Director
Patrice Philippe Nogueira Baptista Etlin	61	Director
Silvio Romero de Lemos Meira	69	Independent Director
Maria Helena dos Santos Fernandes de Santana	65	Independent Director
Eduardo Campozana Gouveia	60	Independent Director
Carla Alessandra Trematore	49	Independent Director

The following is a brief summary of the business experience of our directors.  Unless otherwise indicated, the current business address for our directors is Estrada Guiseppina Vianelli De Napoli, 1455 – Bl. C, pavimento superior, Globaltech, Zip Code: 13086-530 , Campinas — state of São Paulo — Brazil.

Fernando Matt Borges Martins.  Mr. Martins is the Chairperson of our board of directors and one of the founders of CI&T.  Mr. Martins was CI&T Brazil’s CFO from 2002 until 2014.  He is an experienced executive in the information technology industry and was the Chairperson of CI&T Brazil from June 2014 to May 2021, as well as a member of CI&T Brazil’s finance committee, and nominating committee and ESG committee.  Mr. Martins also serves as director of Sensedia, Baita, Neowrk and is an angel investor in tech and non-tech start-ups.  Mr. Martins holds a master’s degree in Economics and Finance from Fundação Getúlio Vargas — EAESP, Brazil and degrees in business administration and computer engineering from Fundação Getúlio Vargas — CEAG, Brazil and the State University of Campinas (UNICAMP).

Brenno Raiko de Souza.  Mr. Raiko is a member of our board of directors. Mr. Raiko is a Managing Director of Advent, which he joined in 2011, and is based in Advent’s São Paulo office and is responsible for the technology sector in Latin America. Mr. Raiko has worked on 16 investments while at Advent, including CI&T, Easynvest, EBANX, Nubank, YDUQS, Siesa, Inspira, Sophos Solutions and Fleury.  Previously, he was an associate at Kearney in São Paulo and New York. His consultancy experience includes M&A strategy, commercial due diligence, and corporate strategy and operations for a broad range of industries.  Mr. Raiko holds a BS in Economics from Fundação Getulio Vargas in Rio de Janeiro and earned an MBA from Harvard Business School, with a Fundação Estudar merit-based scholarship.

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

Eduardo Campozana Gouveia.  Mr. Gouveia is an independent member of our board of directors, a member of our audit committee, and an investor and board member at start-ups such as Allya, PinPeople, Hands, AsaaS, Hublocal and Marvin, and a board member at large companies such as Mapfre Seguradora (chairman of the board), Quero-Quero, Raymundo da Fonte, Baterias Moura and Inspirali Educacao.  Mr. Gouveia was the CEO of Cielo, a payment solutions, technology and retail services company, until August 2018.  Before taking over Cielo in early 2017, he was the CEO of Alelo, a voucher Company.  He also founded and was the CEO of Livelo, a customer loyalty company of Banco do Brasil and Bradesco.  Mr. Gouveia was also the first CEO of Multiplus Fidelidade. Prior to that, Mr. Gouveia was Vice President of Sales and Marketing at Cielo between 2006 and 2010. He held the positions of Vice President of Marketing (Walmart Brasil), Chief Marketing Officer (Bompreço) and General Officer (HiperCard). He started his career in the IT department of Banco Banorte then served in the bank’s product, marketing and sales departments. Mr. Gouveia holds a bachelor’s degree in Computer Science from the Universidade Federal do Pernambuco (UFPE), a specialization degree in Finance from IBMEC and an MBA in Marketing from the Fundação Getúlio Vargas (FGV).

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

Silvio Romero de Lemos Meira.  Mr. Meira is an independent member of our board of directors, and a teacher at the Recife Center for Advanced Studies and Systems (CESAR), where he was also chief scientist until 2014, distinguished Research Fellow at the Asia School of Business, Kuala Lumpur and “Emeritus” Professor at the Centre of Informatics of the Federal University of Pernambuco, Recife.  He is a founder of The Digital Strategy Company and of Porto Digital where he also chairs the board of directors.  Mr. Meira is a member of the boards of Magazine Luiza and MRV Engenharia.  He is part of the innovation committees of Zro Bank. Mr. Meira works in strategy, digital transformation, software engineering, innovation, new business and education. He served as a fellow and faculty associate at the Berkman Klein Center for Internet and Society at Harvard University from 2012 to 2015 and as associate professor of law at FGV in Rio de Janeiro from 2014 to 2017.

Maria Helena dos Santos Fernandes de Santana.  Ms. Santana is an independent member of our board of directors and chair of our audit committee, since August 2021. She is an independent director and chair of the audit committee of Itau Unibanco Holding S.A and an independent director and member of the audit committee of Fortbras S.A.  Ms. Santana has, since 2013, acted as non-executive director for companies as XP Inc, Bolsas y Mercados Españoles – BME, Companhia Brasileira de Distribuicao S.A. – CBD, Totvs S.A., CPFL Energia S.A and Oi S.A.  In addition, she served as the executive chairperson of the Brazilian Securities and Exchange Commission – CVM from July 2007 to July 2012 and as a commissioner from 2006 to 2007.  She was chair of the executive committee of IOSCO - International Organization of Securities Commissions from 2011 to 2012.  Among other roles, she served as a member of the board of trustees of the International Financial Reporting Standards Foundation from 2014 to 2019 and worked for the São Paulo Stock Exchange for 12 years, acting as head of listings and issuer relations from 2000 to June 2006.  She is a member of the Latin-American Corporate Governance Roundtable of the Organization for Economic Co-operation and Development.  She holds a bachelor’s degree in economics from the Faculdade de Economia e Administração da Universidade de São Paulo – USP in Brazil.

Carla Alessandra Trematore.  Ms. Trematore is an independent member of our board of directors and member of our audit committee, since September 2022.  She worked at big four audit firms from 1996 to 2010, and also served as accounting partner at Hirashima & Associados, a boutique consulting firm specializing in advisory services for M&A transactions. Among other previous roles, Ms. Trematore was the chairperson of the audit committee of Caixa Econômica Federal from 2017 to 2020 and member of the board of directors of BRB – Banco de Brasília. She currently serves as (i) independent member of the board of directors and coordinator of the audit committee of BR Partners Participações; (ii) independent member of the board of directors and audit committee of Allied Tecnologia; (iii) independent member of the audit committee of Cosan, Agrogalaxy and Americanas, and (iv) member of the fiscal councils of Natura, Embraer, Rumo, Comgás, Ânima Educação, Localiza and ISA-CTEEP. She graduated in Computer Science from the Universidade Estadual Paulista – UNESP and in Accounting from Pontifícia Universidade Católica de Minas Gerais – PUC Minas, both in Brazil.

Executive Officers

Our executive officers are responsible for the management and representation of our company.  We have a strong centralized management team led by Cesar Nivaldo Gon, our CEO, with broad experience in the technology/IT services industry.

The following table lists our executive officers:

Name	Age	Position
Cesar Nivaldo Gon	53	Chief Executive Officer
Stanley Rodrigues	53	Chief Financial Officer
Bruno Guiçardi Neto	52	Director of Operations

The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business address for our executive officers is Estrada Giuseppina Vianelli De Napoli, 1455 – Bl. C, pavimento superior, Globaltech, Zip Code: 13086-530 , Campinas — São Paulo State — Brazil.

Cesar Nivaldo Gon, Chief Executive Officer.  See “Board of Directors” above.

Stanley Rodrigues, Chief Financial Officer. Mr. Rodrigues is our CFO and has been the CFO of CI&T Brazil since 2014. He has 32 years of work experience, including 28 years in the information technology industry in both private and public companies, with extensive experience in mergers & acquisitions transactions. He was previously the CFO of Sonda IT in Brazil and Mexico and controller of Atos Origin.  He holds a degree in Civil Engineering from UNICAMP and an MBA from Fundação Instituto de Administração — Universidade de São Paulo.

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

For the year ended December 31, 2024, we paid to  the members of our board of directors and executive officers for services in all capacities in aggregate, direct compensation of US$1,717 thousand, including both benefits paid in kind and compensation and US$83 thousand under our share-based compensation program. See note 27 to our audited consolidated financial statements included elsewhere in this report.

Employment Agreements

Some of our executive officers have entered into employment agreements with us, certain of which provide for notice of termination periods and include restrictive covenants, including with respect to confidentiality, non-compete and exclusivity and severance obligations.  None of our directors have entered into service agreements with us.

Long-Term Incentive Plan

Currently, we have three types of long-term incentive plans: stock options plans, equity incentive plan, and restricted stock units.

We currently have two stock option plans: (i) the 1st Stock Option Plan, with grants in 2020 and 2021, has four separate stock option programs, and (ii) the 2nd Stock Option Plan, with grants in 2022, 2023 and 2024, has three separate stock option programs. Under each of these plans, we grant executives, officers, and directors eligible options that are settled in equity, subject, without limitation, to criteria determined by the Nominating Committee .

Our Incentive Stock Option Plan, part of our equity incentive plan, provides US resident employees with eligible stock options that are settled in equity, subject, without limitation, to criteria determined by the Board of Directors and/or the Nominating Committee.

Under our Restricted Stock Units Plan, we grant executives, officers, and directors eligible shares that are settled in equity, subject, without limitation, to criteria determined by the Board of Directors and/or Nominating Committee. Additionally, we have a matching program under our Restricted Stock Units Plan, which provides for the granting of Restricted Stock Units ("RSUs") to selected participants who fulfill the condition of acquiring CI&T's shares and holding the acquired shares as restricted and non-negotiable shares for the respective vesting period. Under the matching program, participants have the right to receive, on each grant date, the matching shares granted in accordance with the vesting period, equivalent to 50% of the shares they acquired. Matching shares become vested on the second anniversary of the grant date.

In 2024, we did not grant RSUs in the form of matching shares. In 2023, we granted 6,719 RSUs in the form of matching shares.

In 2024, we granted a total of 1,747,959 options and shares related to Stock Option Plan, Incentive Stock Option Plan, and Restricted Stock Units Plan, while in 2023, we granted a total of 379,337 options and shares. For more information regarding the exercise price, see note 19.1 to our audited consolidated financial statements.

In 2024, we delivered 745,570 Class A common shares in connection with our long-term incentive plans, while in 2023, we issued 597,703 Class A common shares.

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

The audit committee is governed by a charter that complies with applicable SEC and NYSE rules.  The audit committee is responsible for, among other things:

-	the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;
-	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
-	reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;
-	obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;
-	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;
-	reviewing with management and the independent auditor, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS Accounting Standards methods on the financial statements; and other critical accounting policies and practices of the Company;
-	reviewing, in conjunction with our Chief Executive Officer and Chief Financial Officer our disclosure controls and procedures and internal control over financial reporting;
-	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters and also is responsible for handling complaints against any member of our senior management team, if not involved; and
-	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

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

Nominating Committee

Our Nominating Committee, which consists of Fernando Matt Borges Martins, Eduardo Campozana Gouveia and Brenno Raiko de Souza, assists our board of directors in nominating candidates for election to the board of directors and overseeing the human resources policies and practices adopted by the Company and its subsidiaries, as appropriate. Fernando Matt Borges Martins serves as Chairperson of the committee. As a foreign private issuer, our nominating committee is not required to satisfy the “independence” requirements as set forth in NYSE Rule 303.A.00. The nominating committee is governed by a charter that complies with otherwise applicable SEC and NYSE rules. The nominating committee is responsible for, among other things:

-	identifying, evaluating and recommending individuals qualified to become directors for nomination for election to the Board and appointments to committees of the board or other senior management positions;
-	managing and developing compensation, benefits and incentive policies;
-	monitoring KPIs and performance targets of directors and others in senior management positions; and
-	developing actions plans and monitoring KPIs of ESG matters.

Code of Ethics

We have implemented a comprehensive Code of Ethics and Conduct that applies to all personnel within our organization, including those of our subsidiaries. This encompasses board members, directors, officers, employees, interns, and anyone acting on our behalf or on behalf of our corporate group. Additionally, we have a Code of Ethics and Conduct for Third Parties such as suppliers, consultants, and other service providers. All documents are publicly accessible on our website.

Our Code outlines our mission, vision, and values, and establishes the conduct standards that must be adhered to by all personnel. It governs our interactions with suppliers, clients, government entities, and agents. Furthermore, it sets forth essential guidelines regarding conflicts of interest, safeguarding our confidential information and assets, and ensuring compliance with applicable laws, including detailed provisions on whistleblowing procedures.

To address various compliance risks, we have established policies targeting issues such as conflicts of interest, insider trading, anti-corruption measures, and related party transactions.

We have developed a robust Compliance Program based on eight key pillars designed to prevent, detect, and rectify actions contrary to the company's principles and values. This program aims to safeguard our integrity by fostering a fair and transparent corporate environment while ensuring adherence to relevant laws and regulations. The pillars of our Compliance Program are: Code of Ethics and Conduct and Policies, Communication and Training, Ethics Reporting Channel, Internal Investigations, Due Diligence, Senior Management Support, Risk Management and Internal Compliance Controls, and Internal Audit. Our Compliance Policy is publicly accessible on our website.

All employees are required to undergo annual mandatory training on Ethics and Conduct to reinforce the directives outlined in our Code of Ethics and key Compliance Policies.

Any violations of our Code of Ethics and policies can be reported through our Ethics Reporting Channel (ethics.ciandt.com), which is accessible on our website. Reports are treated confidentially and may be submitted anonymously.

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

D.           Employees

Our People

Since our incorporation, we have considered our employees our greatest asset, making sure that we have a healthy and humane environment, and that we offer an opportunity for people to grow professionally along with us. On December 31, 2024, our employee attrition rate based on voluntary employee departures was 10.7% (excluding employee departures with less than a six-month tenure).  Our employees’ salaries are adjusted annually according to inflation indexes and based on labor union negotiations.

In 2024, our employee base increased 13.0%, from 6,111 in 2023 to 6,907.

As of the periods shown below, we had the following employees, broken out by geography:

	Year ended December 31,
	2024	2023	2022
North America
United States	202	249	358
Canada	27	27	30
Europe
United Kingdom	78	146	160
Portugal	80	65	48
Latin America
Brazil	5,962	5,182	5,843
Colombia	199	105	107
Asia Pacific
Japan	11	14	19
China	328	280	241
Australia	20	43	98
Total	6,907	6,111	6,904
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

ITEM 7.                    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.           Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares by: (i) each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares; and (ii) our executive officers and directors, as a group, as of the date of this annual report, unless otherwise noted. Percentages in the table below are based on 22,498,572 outstanding Class A common shares and 112,183,684 outstanding Class B common shares.

	Class A		Class B
Shareholders	Shares	% of Class A	Shares	% of Class B
5% Shareholders
Cesar Nivaldo Gon(2)	66,392	0.3%	23,303,273	20.8%
Fernando Matt Borges Martins(3)	82,196	0.4%	22,722,913	20.3%
Bruno Guiçardi Neto(4)	85,775	0.4%	15,298,381	13.6%
Advent Managed Fund LLCs(5)	556,699	2.5%	49,081,192	43.8%
T. Rowe Price Associates(6)	3,857,993	14.8%	-	-
BW Gestão de Investimentos Ltda.(7)	2,599,342	12.6%	-	-
WCM Investment Management(8)	1,448,203	6.4%	-	-
Brasil Capital(9)	1,146,033	5.1%	-	-
Other Officers and Directors(10)	75,282	0.3%	166,122	0.1%

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Additional Information — B. Memorandum and Articles of Association — Description of Share Capital.”
(2)	Mr. Cesar Nivaldo Gon, our Chief Executive Officer and member of our board of directors, beneficially owns Class B common shares in us indirectly through his ownership of interests in ENIAC Capital Group Ltd., an entity incorporated under the laws of the British Virgin Islands with registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(3)	Mr. Fernando Matt Borges Martins, a member of our board of directors, beneficially owns Class B common shares in us indirectly through his ownership of interests in Guaraci Investments Ltd., an entity incorporated under the laws of the British Virgin Islands with registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(4)	Mr. Bruno Guiçardi Neto, our Director of Operations, owns 8,998,381 Class B common shares directly and beneficially owns 6,300,000 Class B common shares through The Ferreira Guiçardi Family Trust, an entity incorporated under the laws of the State of Delaware with registered office at 200 Bellevue Parkway, Suite 250, Wilmington, DE 19809, United States of America.
(5)	Includes 16,360,375 Class B common shares owned by AI Calypso Brown LLC (“Calypso Brown”), 16,360,375 Class B common shares owned by AI Iapetus Grey LLC (“Iapetus Grey”) and 16,360,442 Class B common shares owned by AI Titan Black LLC (“Titan Black”). The managing members and beneficial owners of each of Calypso Brown, Iapetus Grey and Titan Black are the following funds (the “Advent LAPEF VI Funds”): Advent Latin American Private Equity Fund VI Limited Partnership, Advent Latin American Private Equity Fund VI-A Limited Partnership (of which Advent LAPEF VI Feeder Limited Partnership is a limited partner), Advent Latin American Private Equity Fund VI-B Limited Partnership, Advent Latin American Private Equity Fund VI-C Limited Partnership, Advent Latin American Private Equity Fund VI-D Limited Partnership, Advent Latin American Private Equity Fund VI-E Limited Partnership, Advent Latin American Private Equity Fund VI-F Limited Partnership, Advent Latin American Private Equity Fund VI-G Limited Partnership, Advent Latin American Private Equity Fund VI-H Limited Partnership, Advent Partners LAPEF VI Limited Partnership and Advent Partners LAPEF VI-A Limited Partnership. The Advent LAPEF VI Funds have direct or indirect ownership interests in Calypso Brown, Iapetus Grey and Titan Black, but none of the Advent LAPEF VI Funds has voting or dispositive power over any shares. LAPEF VI GP Limited Partnership (“LAPEF VI GP LP”) is the general partner of the Advent LAPEF VI Funds, and Advent International LAPEF VI, LLC (“Advent LAPEF VI GP LLC”) is the general partner of LAPEF VI GP LP. Advent International L.P.(“Advent”) is the sole member and manager of LAPEF VI SH LLC, which is itself the sole member and manager of Advent LAPEF VI GP LLC, and Advent may be deemed to have voting and dispositive power over the shares held by the Advent Managed Fund LLCs. Voting and investment decisions by the Advent Managed Fund LLCs are made by a number of individuals currently comprised of Christopher Egan, David M. Mussafer and Christopher Pike.The address of each of the entities and individuals named in this footnote is c/o Advent International, L.P, Prudential Tower, 800 Boylston St., Suite 3300, Boston, MA 02199.
(6)	As reported by T. Rowe Price Associates, Inc. and T. Rowe Price International Discovery Fund in its Schedule 13F filed with SEC on February 14, 2025.
(7)	As reported by BW Gestão de Investimentos Ltda in its 13G/A filed with SEC on March 07,2025.
(8)	As reported by WCM Investment Management, LLC in its Schedule 13F filed with SEC on February 11,2025.
(9)	As reported by Brasil Capital, a group of investment advisors including BC Gestão de Recursos Ltda and Brasil Capital Adviser LLC, in its Schedule 13G/A filed with SEC on February 14, 2025 Includes 600,054shares deemed beneficially owned by BC Gestão de Recursos Ltda; 545,979895,048 shares deemed beneficially owned by Brasil Capital Adviser LLC.
(10)	Shares held by Stanley Rodrigues, our chief financial officer. Mr. Rodrigues also holds 70,591 options. Disclosure regarding the equity interest held by Cesar Nivaldo Gon, Fernando Matt Borges Martins and Bruno Guiçardi Neto is above. Silvio Romero de Lemos Meira, Eduardo Campozana Gouveia, Maria Helena dos Santos Fernandes Santana and Carla Alessandra Trematore , members of our board of directors have 31,344, 30,694, 7,905 and 3,854 granted options, respectively.

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

B.            Related Party Transactions

We enter into intercompany commercial transactions with related parties regarding software development, support, and consultancy services and intercompany financial transactions ( priced on an arm’s length basis).

Related Party Transactions Policy

We have implemented a Related Party Transactions Policy that applies to our board members and officers, complementing the conflict-of-interest provisions outlined in our Conflict of Interest Policy. Both policies are publicly available on our website.

The Related Party Transactions Policy defines related parties to include our officers, board members, and their immediate family members. Additionally, it covers transactions involving unconsolidated entities within our group.

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

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.                    FINANCIAL INFORMATION
A.           Consolidated Statements and Other Financial Information

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
77

ITEM 10.                    ADDITIONAL INFORMATION.
A.               Share Capital

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

Our Articles of Association authorize the issuance of up to 1,000,000,000 shares of a nominal or par value of US$0.00005 each, which at the date of this annual report comprise 500,000,000 Class A common shares and 250,000,000 Class B common shares (which may be converted into Class A common shares in the manner contemplated in our Articles of Association), and 250,000,000 shares of such class or classes (howsoever designated) and having the rights that our board of directors may determine.  As of the date of this annual report, we have 22,498,572 Class A common shares and 112,183,684 Class B common shares of our authorized share capital issued and outstanding.

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

As of the date of this annual report, CI&T’s total authorized share capital was US$50,000, divided into shares with par value of US$0.00005 each, of which:

-	500,000,000 shares are designated as Class A common shares;
-	250,000,000 shares are designated as Class B common shares;
-	250,000,000 are yet undesignated and may be issued as common shares or shares with preferred, deferred or other special rights or restrictions.

As of December 31, 2024 we have a total issued share capital of US$ 6,654 divided into 134,682,256 shares of a nominal or par value of US$0.00005 each, comprising (i) 22,498,572 Class A common shares; and (ii) 112,183,684 Class B common shares.

Treasury Stock

On May 17, 2023, our board of directors approved a share repurchase program, pursuant to which we repurchased 1,500,000 of the Company’s Class A common shares, all of which were held as treasury shares following the repurchases. In November 2023, we distributed this entire amount of treasury share to fulfill obligations to former owners of Ntersol and related to the exercise of restricted stock units (note 20.1 to our audited consolidated financial statements).

On November 16, 2023, our board of directors approved a new share repurchase program, under which we repurchased 2,500,000 of our outstanding Class A common shares. Following the completion of these repurchases on December 10, 2024, all repurchased shares were held as treasury shares.

On December 19, 2024, our board of directors approved another share repurchase program, allowing us to repurchase up to 5 million outstanding Class A common shares to be used for M&A obligations and long-term incentive plans.

As of December 31, 2024, we held 914,218 shares in our treasury reserve.

Issuance of Shares

Except as expressly provided in our Articles of Association, our board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act.  In accordance with our Articles, we shall not issue bearer shares.  We shall not issue any class of shares with dividend rights, conversion rights, redemption rights and/or liquidation preference superior to the rights of the Class B common shares, or shares having more than one vote per share, without the Class B Shareholder Consent.

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

Changes to Capital

Pursuant to our Articles of Association, we may from time to time by ordinary resolution:

-	increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
-	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
-	convert all or any of our paid-up shares into stock and reconvert that stock into paid up shares of any denomination;
-	subdivide our existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or
-	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and the Articles, we may:

-	issue shares on terms that they are to be redeemed or are liable to be redeemed;
-	purchase our own shares (including any redeemable shares); and
-	make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of our own capital.

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

However, our board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share.  The board of directors may also decline to register any transfer of any common share unless:

-	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to us in respect thereof;
-	the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
-	the instrument of transfer is in respect of only one class of shares;
-	the instrument of transfer is properly stamped, if required;
-	the common shares transferred are free of any lien in our favor; and
-	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

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

On May 17, 2023, our board of directors approved a share repurchase program, under which we repurchased 1.5 million of our outstanding Class A common shares. This program was approved in alignment with our commitment to delivering shares under our long-term incentive plans and M&A commitments.  On November 16, 2023, our board of directors approved another share repurchase program, under which we repurchased 2.5 million outstanding Class A common shares. The repurchase was fully executed on December 10, 2024.

On December 19, 2024, our board of directors approved a new share repurchase program, authorizing the repurchase of up to 5 million outstanding Class A common shares for use in M&A obligations and long-term incentive plans.

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

Under Cayman Islands law, CI&T must keep a register of shareholders that includes:

-	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;
-	the date on which the name of any person was entered on the register as a member; and
-	the date on which any person ceased to be a member.

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

Exempted Company

We are an exempted company with limited liability under the Companies Act.  The Companies Act distinguishes between ordinary resident companies and exempted companies.  Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company.  The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

-	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
-	an exempted company’s register of shareholders is not open to inspection;
-	an exempted company does not have to hold an annual general meeting;
-	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
-	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
-	an exempted company may register as a limited duration company; and
-	an exempted company may register as a segregated portfolio company.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by each class of shareholders and creditors with whom the arrangement is to be made, by shareholders or creditors representing three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose.  The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.  While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

-	CI&T is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;
-	the shareholders have been fairly represented at the meeting in question;
-	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
-	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

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

In principle, CI&T itself would normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on behalf of CI&T in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that CI&T has a good case against the defendant, and that it is proper for the shareholder to continue the action rather than the Company’s board of directors.  Examples of circumstances in which derivative actions would be permitted to continue are where:

-	a company is acting or proposing to act illegally or beyond the scope of its authority;
-	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and
-	those who control the company are perpetrating a “fraud on the minority.”

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

 These concessions shall be for a period of 20 years from June 9, 2021.

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

Dividends paid in a currency other than U.S. dollars generally will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividends.  Any gain or loss on a subsequent sale, conversion or other disposition of such non-U.S. currency generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States.

The U.S. dollar amount of dividends received by an individual with respect to the shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term positions, dividends paid on the shares will be treated as qualified dividends if:

-	the shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and
-	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

Our Class A common shares are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are listed.  Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2023 and 2024 taxable years.  In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future.  Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Dividend distributions with respect to our Class A common shares generally will be treated as “passive category” income from sources outside the United States for purposes of determining your U.S. foreign tax credit limitation.

If you receive distributions of additional Class A common shares or rights to subscribe for Class A common shares as part of a pro rata distribution to all our shareholders, you generally will not be subject to U.S. federal income tax in respect of the distributions, unless you have the right to receive cash or property, in which case you will be treated as if it received cash equal to the fair market value of the distribution.

Taxation of Dispositions of Shares

Subject to the discussion below under “—Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of Class A common shares, you will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and your adjusted tax basis in the Class A common shares.  Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the Class A common shares have been held for more than one year.  Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate.  The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of Class A common shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Status

Special U.S. tax rules apply to investors in companies that are considered to be PFICs.  We will be classified as a PFIC in a particular taxable year if, taking into account our proportionate share of the income and assets of our subsidiaries under applicable “look-through” rules, either

-	75 percent or more of our gross income for the taxable year is passive income; or
-	50 percent or more of the value of our assets (generally determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income.

Based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not believe that we were a PFIC in 2024, and we do not anticipate becoming a PFIC for our current taxable year or in the reasonably foreseeable future.  However, the determination whether we are a PFIC must be made annually after the close of each taxable year and based on the facts and circumstances at that time, such as the valuation of our assets, including goodwill and other intangible assets, which may depend on the value of our Class A common shares at the time and can be expected to vary over time.

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

If you own an equity interest in a PFIC, you generally must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of your taxable years for which such form is required to be filed.  As a result, the taxable years with respect to which you fail to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

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

A holder that is not a “United States person” (as defined in the code)  may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

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

I.                Subsidiary Information

See note 1.1 to our audited consolidated financial statements for a description of the Company’s subsidiaries.

J.               Annual Report to Security Holders

Not applicable.

ITEM 11.                    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks arising from our normal business activities, including fluctuations in inflation, interest rates, and exchange rates. Consequently, our operating results may be impacted by changes in economic policies, particularly those related to short- and long-term interest rates, inflation targets, and exchange rate policies. Exposures to market risk are assessed using sensitivity analysis.

Credit Risk

We employ a simplified standard approach for commercial financial assets, whereby the provision for losses is assessed over the remaining life of the asset. For additional details regarding the expected credit losses related to accounts receivable and contract assets, please refer to notes 3.4 and 6 to our audited consolidated financial statements.

In addition, we are exposed to credit risk with respect to financial guarantees granted to banks.

We held cash and cash equivalents of US$56,621 thousand as of December 31, 2024 (US$43,715 thousand as of December 31, 2023). The cash and cash equivalents and financial investments are held with bank and financial institution counterparties, which are rated BB to AAA, based on Standard & Poor's, Moody's, and Fitch ratings.

The carrying amount of our financial assets represents the maximum credit exposure. The maximum credit risk exposure on the date of the consolidated financial statements is:

	December 31, 2024	December 31, 2023
	in thousands of US$
Cash and cash equivalents	56,621	43,715
Financial investments	-	654
Accounts receivable and contract assets	115,973	127,976
Derivatives	723	1,987
Other receivables (current and non-current)	8,286	5,804
Total	181,603	180,136
Currency risk

We are exposed to foreign exchange risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables, and borrowings are denominated and our functional currency and the respective functional currencies of our subsidiaries.

Foreign exchange risk is intrinsic to our business model. Our revenue is mainly denominated in the functional currency of our subsidiaries. On the other hand, significant part of our employee expenses are denominated in Brazilian reais . We are exposed to exchange rate risk on our financial investments, suppliers and other payables, accounts receivable, loans and borrowings, accounts payable for businesses acquired, lease liabilities, and derivatives.

The exposure to significant exchange rate changes is detailed as follows:

	Year ended December 31,
	2024			2023
	USD (thousands)	GBP (thousands)	Other(1) (thousands)	USD (thousands)	GBP (thousands)	Other(1) (thousands)
Financial investments	-	-	-	557	97	-
Accounts receivable	6,676	-	1,384	50,764	13,467	2,293
Restricted cash - escrow account	-	4,247	-	-	4,135	-
Derivatives	(2,370)	-	-	563	-	-
Suppliers and other payables	-	-	-	(824)	(164)	(351)
Loans and borrowings	(27,043)	-	-	(22,855)	-	-
Lease liabilities	-		-	(4,313)	(224)	(371)
Accounts payable for business acquired	-	(4,625)	-	(15,388)	(4,142)	-
Net exposure	(22,737)	(18)	1,384	8,504	13,169	1,571

(1)	Includes amounts in Euro, Australian dollars, Canadian dollars, Japanese yen, Colombian pesos, and Chinese yuan

Sensitivity analysis for currency risk

Based on information from rating agencies, we estimate that, in a reasonably possible scenario, the foreign exchange rate variation against the Brazilian Real on December 31, 2024, will result in a depreciation of 4% for the U.S. dollar and 2.80% for the British pound. We conducted a historical analysis of the past 10 years of our exposure and the impacts on our results due to currency volatility. This analysis revealed an average variation of approximately 17% for the U.S. dollar and the British pound in an adverse scenario compared to current exchange rates, and 47% for the U.S. dollar and 40% for the British pound in a remote scenario compared to current exchange rates.

	US$ exposure
	Exchange rate	December 31, 2024
Assets (liabilities) net exposure	6.1923	(22,737)
Effects on profit or loss
Reasonably possible scenario -4.10%	5.9398	927
Exchange rate depreciation -47%	3.2819	10,686
Exchange rate depreciation -17%	5.1396	3,865
Exchange rate appreciation 47%	9.1027	(10,686)
Exchange rate appreciation 17%	7.2450	(3,865)

	GBP (£) exposure
	Exchange rate	December 31, 2024
Assets (liabilities) net exposure	7.7620	(18)
Effects on profit or loss
Reasonably possible scenario -2.80%	7.5439	1
Exchange rate depreciation -40%	4.6572	7
Exchange rate depreciation -17%	6.4425	3
Exchange rate appreciation 40%	10.8668	(7)
Exchange rate appreciation 17%	9.0815	(3)

Interest Rate Risk

We hold financial assets and liabilities linked to various interest rates. Our sensitivity analysis considers the impact on annual interest solely for positions exposed to these fluctuations. Additionally, we engage in derivative contracts to mitigate this risk.

               The summarized exposure to interest rate variation is as follows:

	Year ended December 31,
	December, 2024		December, 2023
	CDI	SOFR	CDI	SOFR
Short-term financial investments	31,758	-	13,672	-
Loans and borrowings	(35,195)	(80,454)	(48,759)	(84,024)
Accounts payable for business acquired	(5,490)	-	(8,372)	-
Derivatives (interest rate swap)	-	16,746	-	22,855
Net exposure	(8,927)	(63,708)	(43,459)	(61,169)

Sensitivity analysis for interest rate risk

 Based on information from rating agencies, we estimate that, in a reasonably possible scenario, interest rates could increase by up to 26.70% for CDI and by up to 7.1% for SOFR as of December 31, 2024. We have conducted a historical analysis of the past 10 years to assess our exposure and the impact of interest rate changes on our results, considering a remote scenario compared to current interest rates, and observed a variation of 40% for CDI. We consider CDI interest rate variation in the possible scenario as already being adverse, given the current economic projections in Brazil. Due to the limited historical data and stability of SOFR, we do not consider a remote or adverse scenario for this interest rate.

	CDI exposure		SOFR exposure
	Interest rate p.a.	December 31, 2024	Interest rate p.a.	December 31, 2024
Assets(liabilities) net exposure	12.15%	(8,927)	4.49%	(63,708)
Effects on profit or loss
Reasonably possible scenario +26.70% CDI	15.39%	(289)	-	-
Reasonably possible scenario -7.10% SOFR	-	-	4.17%	204
Interest rate decrease -40%	7.29%	434	-	-
Interest rate increase +40%	17.01%	(434)	-	-

 Liquidity Risk

We monitor liquidity risk by effectively managing our cash resources and financial investments. Liquidity risk is further mitigated through cash flow projection, which aims to ensure the availability of funds to meet both operational and financial obligations. Additionally, we maintain approved credit lines with financial institutions to uphold adequate liquidity levels in the short, medium, and long term. The maturities of the long-term loans are detailed in note 13.4 to our audited consolidated financial statements. The following table outlines the remaining contractual maturities of financial liabilities as of the reporting date. The amounts presented are gross and undiscounted, including contractual interest payments and excluding the impact of netting agreements.

	Year Ended December 31, 2024
	USD(thousands)
	Carrying amount	Cash contractual cash flow	6 months or less	6-12 months	1-2 years	2-5 years
Financial liabilities
Suppliers and other payables	4,803	4,803	4,803	-	-	-
Loans and borrowings	138,735	161,076	15,714	40,168	46,012	59,182
Lease liabilities	9,495	10,443	2,425	1,984	3,297	2,737
Accounts payable for business acquired	9,911	10,081	4,938	1,489	1,713	1,941
Contract liabilities	6,766	6,766	6,766	-	-	-
Other liabilities (current and non-current)	5,586	5,586	3,763	-	47	1,776
Derivatives	2,370	2,370	2,370	-	-	-
	177,666	201,125	40,779	43,641	51,069	65,636

	Year Ended December 31, 2023
	USD(thousands)
	Carrying amount	Cash contractual cash flow	6 months or less	6-12 months	1-2 years	2-5 years
Financial liabilities
Suppliers and other payables	4,480	4,480	4,480	-	-	-
Loans and borrowings	150,262	188,261	11,919	23,457	93,720	59,164
Lease liabilities	9,275	10,484	2,695	1,840	2,760	3,188
Accounts payable for business acquired	28,103	30,643	799	17,769	7,253	4,823
Contract liabilities	9,931	9,931	9,931	-	-	-
Other liabilities (current and non-current)	7,248	7,248	7,4248	-	-	-
	209,299	251,047	37,072	43,066	103,733	67,175

Derivatives

We use derivative financial instruments to hedge our foreign currency and interest rate risk exposures. We entered into an interest rate swap operation with the purpose of hedging the exposure to variable interest rate related to the Export Credit Note. We also entered a swap operation exchanging the interest rate CDI floating rate to a US$ fixed rate, related to a portion of an Export Credit Note.

	December 31, 2024
Maturity	Notional in US$	Notional in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	16,500	102,173	SOFR Overnight	3.09%	723
07/07/2026	-	57,500	CDI	US$ variation + 4.90%	(2,370)
Total					(1,647)

	December 31, 2023
Maturity	Notional in US$	Notional in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	22,500	108,929	SOFR Overnight	3.07%	1,423
07/07/2026	-	78.571	CDI	US$ variation + 4.90%	564
Total					1,987
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
ITEM 13.                 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
99

ITEM 15.                 CONTROLS AND PROCEDURES
A.               Disclosure Controls and Procedures

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

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2024. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as of December 31, 2024 were effective.

B.               Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15-d15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS Accounting Standards as issued by IASB.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the consolidated financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

C.               Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report by our independent registered public accounting firm because, as an “emerging growth company,” as defined under the JOBS Act, we are exempt from this requirement.

D.               Changes in Internal Control Over Financial Reporting

In our annual report on Form 20-F for the fiscal year ending December 31, 2023, we reported a material weakness in our internal control over financial reporting. In 2024, our management implemented several measures to remediate this material weakness: (i) to address the lack of sufficient trained resources with expertise in technical accounting internal control over certain areas of the financial statements, we have hired trained professionals with expertise in accounting, internal controls, and experience with SEC reporting companies; and (ii) as part of the enhancement of our control environment, we have conducted a comprehensive review of existing processes, established additional controls, and implemented a regular reporting process to the Audit Committee.

ITEM 16.                 [RESERVED]

A.               Audit Committee Financial Expert

The audit committee, which currently consists of Eduardo Campozana Gouveia, Maria Helena dos Santos Fernandes de Santana and Carla Alessandra Trematore, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Maria Helena dos Santos Fernandes de Santana serves as Chairperson of the audit committee. The audit committee consists exclusively of independent members of our board of directors who are financially literate, and Carla Alessandra Trematore qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Our board of directors has determined that Eduardo Campozana Gouveia, Maria Helena dos Santos Fernandes de Santana and Carla Alessandra Trematore satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. For more information, see “Directors, Senior Management and Employees — C. Board Practices — Board Committees —Committees —Audit Committee.”

B.               Code of Ethics

We have a Code of Ethics and Conduct that applies to all personnel within our organization, including those of our subsidiaries. This encompasses board members, directors, officers, employees, interns, and anyone acting on our behalf or on behalf of our corporate group. Additionally, we have a Code of Ethics and Conduct for Third Parties such as suppliers, consultants, and other service providers. All documents are publicly accessible on our website.

Our Code of Ethics and Conduct outlines our mission, vision, and values, and establishes the conduct standards that must be adhered to by all personnel. It governs our interactions with suppliers, clients, government entities, and agents. Furthermore, it sets forth essential guidelines regarding conflicts of interest, safeguarding our confidential information and assets, and ensuring compliance with applicable laws, including detailed provisions on whistleblowing procedures.

For whistleblowing purposes, we provide an Ethics Reporting Channel, which can be accessed through the website ethics.ciandt.com. Anyone, whether inside or outside the company, can submit a report through the channel, either anonymously or identified.

C.               Principal Accountant Fees and Services

The following table sets forth the fees billed by categories specified below in connection with certain professional services rendered by KPMG Auditores Independentes Ltda. (“KPMG”), our principal accountants, for the periods indicated.

	Year ended December 31,
	2024	2023
	(US$ thousand)
Audit fees	657	462
Audit-related fees	15	13
Total fees	672	475

“Audit Fees” are the aggregate fees billed by KPMG for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees.” This category comprises fees for review of registration statements and comfort letters for the Company, agreed upon procedure engagements and other attestation services subject to regulatory requirements. It also includes, among others: accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statue or regulation and consultation concerning financial accounting and reporting standards.

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

E.               Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth the information of our purchases of our Class A common shares in 2024. See note 20.2 to our consolidated financial statements for further information about our share repurchase programs.

	Total number of common shares purchased	Average price paid per common share (US$)	Total number of common shares purchased as part of publicly announced programs(1), (2)	Maximum number of shares that may yet be purchased under the programs
January 2024	5,000	4.55	0.2%	2,495,000
February 2024	95,314	4.45	4.0%	2,399,686
March 2024	88,202	4.34	7.5%	2,311,484
April 2024	235,154	4.33	16.9%	2,076,330
May 2024	368,842	3.99	31.7%	1,707,488
June 2024	522,968	4.87	52.6%	1,184,520
July 2024	242,369	5.63	62.3%	942,151
August 2024	29,712	5.98	63.5%	912,439
September 2024	306,380	6.80	75.8%	606,059
October 2024	205,290	7.08	84.0%	400,769
November 2024	261,878	6.81	94.4%	138,891
December 2024(2)	195,103	6.58	34.1%	4,943,788
Total	2,556,212	$5.45	34.1%	4,943,788

(1)	On November 16, 2023, our board of directors approved a new share repurchase program, pursuant to which we may repurchase up to 2,500,000 of its outstanding class A common shares until December 31, 2024.
(2)

On December 19, 2024, our board of directors approved a new share repurchase program, pursuant to which we may repurchase up to 5 million of our outstanding class A common shares, until December 31, 2025.

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

As a foreign private issuer, we are permitted to follow home country practices in lieu of certain Stock Exchange corporate governance rules, subject to certain requirements.  We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

-	NYSE Rule 303A.01, which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.
-	NYSE Rule 303A.04, which requires that a company have a nomination/corporate governance committee composed entirely of “independent directors.” Although we currently have a nominating committee, we are not required by the laws of the Cayman Islands, nor do we intend to have such committee comply with NYSE Rule 303A.04.
-	NYSE Rule 303A.05, which requires that a company have a compensation committee composed entirely of independent directors. Although our nominating committee also serves as a compensation committee, we are not required by the laws of the Cayman Islands, nor do we intend to have such committee comply with NYSE Rule 303A.05.

H.               Mine Safety Disclosure

Not applicable.

I.                 Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

J.                Insider trading policies

We have adopted an Insider Trading Policy (the “Insider Trading Policy”), which, among other things, governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. Our Insider Trading Policy was reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our Insider Trading Policy and procedures is filed as Exhibit 11.1 to this annual report and is also available on our website.

K.               Cybersecurity

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

Our cybersecurity risk management processes include the following:

-	Aligning our cyber practices with internationally established cybersecurity frameworks is a key focus. In addition to being ISO 27001 certified, we have adhered to market best practices and frameworks, including CIS Controls, NIST SCF, and Mitre ATT&CK. We prioritize the use of monitoring solutions for security, implementing systems to identify anomalous traffic on the local network or in the cloud, along with antimalware measures for endpoint security. Cloud monitoring is supported by a specific solution, and logs from critical assets are sent to our central Security Information and Event Management (“SIEM”) system. SIEM is operated 24/7 by outsourced professionals, who promptly notify our security team of critical alerts for appropriate intervention.
-	Maintaining a strict cybersecurity protocol to protect sensitive data and ensure system integrity. Our advanced security measures include multifactor authentication, robust firewalls, and an eXtended Detection and Response (“XDR”) system serving as antivirus, regularly updated. Proactive vulnerability management is conducted to identify and address potential breaches promptly. As part of our ongoing cybersecurity efforts, we undergo penetration testing twice a year by an accredited external firm to assess our security posture and further enhance defenses against digital threats.
-	Involving a comprehensive team responsible for day-to-day cybersecurity related matters. Our legal department provides guidance on regulatory and legal matters, ensuring compliance with cybersecurity laws and regulations. Internal audit conducts independent assessments of the effectiveness of our security controls, identifying areas for improvement. Our human resources department plays a crucial role in ensuring that every new hire is trained on safe computing practices and data protection. Our compliance area ensures that our policies are aligned with applicable regulatory standards. Our IT team works closely with SecOps experts to implement and maintain robust defense systems. Additionally, our corporate security team plays a complementary role in protecting physical assets that can impact digital security.
-	Carrying insurance against potential losses resulting from cybersecurity incidents and regularly reviewing our policy and coverage levels based on relevant risks. Although CI&T Brazil does not have cyber liabilty insurance coverage, the policy held by CI&T US provides financial protection in the event of data breaches, cyberattacks, or other security incidents, helping to mitigate the financial impact on our organization. By regularly assessing our policies and coverage levels, we aim to ensure that our insurance is adequately aligned with the constantly evolving threat landscape and potential vulnerabilities in our systems.
-	Conducting annual cybersecurity awareness training sessions, mandatory for all company employees. These sessions are designed to educate about the latest cybersecurity threats, best practices for protecting sensitive information, and the importance of maintaining vigilance in their digital activities. Additionally, weekly posts are made on our corporate social network, along with simulated phishing exercises and real-world case studies. Our trainings are intended to equip employees with the knowledge and skills necessary to identify and effectively respond to potential security risks.
-	Maintaining a robust incident response plan which defines the procedures and protocols to be followed in the event of any cyber incident, from initial detection to full resolution. Our incident response plan establishes the roles and responsibilities of the various teams involved, to ensure a prompt and coordinated response. Additionally, the plan includes steps for impact mitigation and recovery of affected systems and data. In the event of an incident, the plan also provides for an internal escalation process, pursuant to which incidents are initially addressed by the cybersecurity team and, if necessary, escalated to higher levels of leadership, aiming at swift and effective responses. We regularly review and update our incident response plan in order to ensure its effectiveness in light of the constantly evolving cyber threat landscape.
-	Involvement in broader industry initiatives and organizations relating to cybersecurity, such as collaborating with organizations across different industries to share best practices, fight cybercrime, enhance privacy, discuss new technologies, and advance capabilities in these areas. We are actively involved in initiatives and organizations related to cybersecurity as members of an external group composed of several companies that discuss information security topics. Participating in this group provides us with access to valuable insights and best practices in cybersecurity, allowing us to keep our security posture updated and aligned with the latest industry trends.
103

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

As of the date of this report, our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats. We cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents.

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
104

PART III.
ITEM 17.                 FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                 FINANCIAL STATEMENTS
See our consolidated financial statements beginning at page F-1.

ITEM 19.                 EXHIBITS

The following documents are filed or incorporated by reference as part of this registration statement

Exhibit No.	Exhibit
1.1	Memorandum and Articles of Association of CI&T Inc.†
2.1	Description of Share Capital
8.1	List of Subsidiaries
10.1	Form of Indemnification Agreement.†
10.2	Form of Registration Rights Agreement.†
10.4	Form of Shareholders’ Agreement.†
11.1	Insider Trading Policy
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer and the Chief Financial Officer
23.1	Consent of KPMG Auditores Independentes Ltda.
97	Clawback Policy
101	Interactive Data File
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†              Incorporated by reference

**            Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.

105

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CI&T Inc

By:	/s/ Cesar Nivaldo Gon
Name: Cesar Nivaldo Gon
Title: Chief Executive Officer

By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer

Date: March 28, 2025

106

CI&T Inc

Consolidated financial statements

December 31, 2024

F-1

CI&T Inc. Consolidated financial statements December 31, 2024

Auditor Name: KPMG Auditores Independentes Ltda.

Auditor Location: São Paulo, Brazil

Auditor Firm ID: 1124

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
CI&T Inc
Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of CI&T Inc and subsidiaries (the Company) as of December 31, 2024 and 2023 and January 1, 2023, the related consolidated statement of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, 2023 and January 1, 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Change in Accounting Policy As discussed in Note 2.4.1 to the consolidated financial statements, the Company has elected to change its presentation currency to US dollar as of December 31, 2024.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion

/s/ KPMG Auditores Independentes Ltda.
We have served as the Company’s auditor since 2018.
Campinas, Brazil
March 28, 2025

CI&T Inc.
Consolidated statement of financial position as of December 31, 2024 and December 31, 2023
(In thousands of United States dollars – US$)

Assets	Note	December 31, 2024	December 31, 2023	January 1, 2023	Liabilities and equity	Note	December 31, 2024	December 31, 2023	January 1, 2023
Cash and cash equivalents	5	56,621	43,715	35,596	Suppliers and other payables		4,803	4,480	6,397
Financial investments		-	654	18,456	Loans and borrowings	13	46,227	23,283	45,236
Accounts receivable and contract assets	6	115,973	127,976	137,785	Lease liabilities	14	3,867	3,690	4,128
Recoverable taxes	7	7,511	8,483	4,002	Salaries and welfare charges	16	44,554	40,567	49,860
Derivatives	17	723	1,987	2,145	Accounts payable for business acquired	15	6,522	2,761	14,709
Restricted cash	8	4,247	-	-	Derivatives	17	2,370	-	788
Other assets		6,685	5,592	7,334	Current tax liabilities		5,885	3,692	3,502
					Contract liability		6,766	9,931	6,159
					Other liabilities		3,989	5,636	9,104

Total current assets		191,760	188,407	205,318	Total current liabilities		124,983	94,040	139,883

Recoverable taxes	7	6,077	198	695
Deferred tax assets	24	1,427	3,777	2,984
Judicial deposits	9	1,316	1,504	1,882	Loans and borrowings	13	92,508	126,979	144,457
Restricted cash	8	1,000	6,003	6,047	Deferred tax liabilities	24	16,282	14,142	4,014
Other assets		1,601	212	700	Lease liabilities	14	5,628	5,585	7,909
Property and equipment	10	5,896	7,970	10,592	Provisions for tax and labor risks	18	1,076	1,987	2,366
Intangible assets and goodwill	11	309,284	344,921	336,546	Accounts payable for business acquired	15	3,389	25,342	25,547
Right-of-use assets	12	8,055	8,198	10,769	Other liabilities		2,426	1,612	677

Total non-current assets		334,656	372,783	370,215	Total non-current liabilities		121,309	175,647	184,970

					Equity	20
					Share capital		7	7	7
					Share premium		186,333	181,092	174,646
					Treasury share reserve		(6,457)	-	-
					Capital reserves		26,659	33,945	39,314
					Retained earnings reserve		97,908	68,414	42,051
					Other comprehensive income (loss)		(24,326)	8,045	(5,338)

					Total equity		280,124	291,503	250,680

Total assets		526,416	561,190	575,533	Total equity and liabilities		526,416	561,190	575,533

The accompanying notes are an integral part of these consolidated financial statements.

CI&T Inc. Consolidated statement of profit or loss
For the years ended on December 31, 2024, 2023 and 2022
(In thousands of United States dollars – US$, except basic and diluted result per share)

	Note	December 31, 2024	December 31, 2023	December 31, 2022
Revenue	21	438,961	446,943	424,105
Costs of services provided	22	(288,715)	(297,733)	(276,300)
Gross profit		150,246	149,210	147,805
Selling expenses	22	(39,007)	(34,760)	(31,789)
General and administrative expenses	22	(53,569)	(58,271)	(61,322)
Impairment losses on accounts receivable and contract assets	22	(2,610)	(305)	(18)
Other income (expenses) net	22	531	1,092	(1,628)
Operating expenses net		(94,655)	(92,244)	(94,757)
Operating profit before net finance costs and income tax expense		55,591	56,966	53,048
Finance income	23	15,001	15,092	34,001
Finance costs	23	(26,823)	(30,359)	(48,226)
Net finance costs		(11,822)	(15,267)	(14,225)
Profit before income tax		43,769	41,699	38,823
Income tax expense
Current	24	(9,658)	(6,892)	(11,314)
Deferred	24	(4,617)	(8,444)	(8,802)
Total income tax expense		(14,275)	(15,336)	(20,116)
Profit for the year		29,494	26,363	18,707
Profit attributable to:
Controlling shareholders		29,494	26,363	18,707
Profit for the year		29,494	26,363	18,707
Earnings per share
Earnings per share – basic (in US$)	25	0.22	0.19	0.14
Earnings per share – diluted (in US$)	25	0.22	0.19	0.14

The accompanying notes are an integral part of these consolidated financial statements.

CI&T Inc.
Consolidated statement of other comprehensive income
For the years ended on December 31, 2024, 2023 and 2022
(In thousands of United States dollars – US$)

	Note	December 31, 2024	December 31, 2023	December 31, 2022
Profit for the year		29,494	26,363	18,707
Other comprehensive income:
Items that are or may be reclassified subsequently to statement of profit or loss
Cash flow hedges – effective portion of changes in fair value – net of tax	26.2.2	(4,452)	2,320	(4,736)
Cash flow hedges – reclassified to profit or loss – net of tax	26.2.2	888	828	1,576
Cash flow hedges – ineffective portion reclassified to profit or loss – net of tax	26.2.2	-	(490)	-
Translation adjustments of foreign operations		(28,807)	10,725	(3,210)
Total other comprehensive income (loss)		(32,371)	13,383	(6,370)
Total comprehensive income (loss) for the year		(2,877)	39,746	12,337
Total comprehensive income (loss) attributed to
Owners of the Company		(2,877)	39,746	12,337
Total comprehensive income (loss) for the year		(2,877)	39,746	12,337

The accompanying notes are an integral part of these consolidated financial statements.

CI&T Inc. Consolidated statement of changes in equity
For the years ended on December 31, 2024, 2023 and 2022
(In thousands of United States dollars – US$)

	Note	Share capital	Share premium	Treasury share reserve	Capital reserve	Retained earnings reserve	Other comprehensive income (loss)	Total equity
Balances as of December 31, 2023		7	181,092	-	33,945	68,414	8,045	291,503
Comprehensive income for the year
Profit for the year		-	-	-	-	29,494	-	29,494
Exchange variation in foreign investments		-	-	-	-	-	(28,807)	(28,807)
Cash flow hedges – net of taxes	26.2.2	-	-	-	-	-	(3,564)	(3,564)
Total comprehensive income (loss) for the year		-	-	-	-	29,494	(32,371)	(2,877)
Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired	20.2	-	-	(14,098)	-	-	-	(14,098)
Equity settled share-based payment		-	-	-	4,739	-	-	4,739
Restricted stock units exercised		-	717	1,283	(2,000)	-	-	-
Share options exercised		-	(188)	458	544	-	-	814
Incentive stock options exercised		-	(32)	75	-	-	-	43
Treasury shares reissued		-	4,744	5,825	(10,569)	-	-	-
Total contributions and distribution and constitution of reserves		-	5,241	(6,457)	(7,286)	-	-	(8,502)
Balances as of December 31, 2024		7	186,333	(6,457)	26,659	97,908	(24,326)	280,124

CI&T Inc. Consolidated statement of changes in equity
For the years ended on December 31, 2024, 2023 and 2022
(In thousands of United States dollars – US$)

	Note	Share capital	Share premium	Treasury share reserve	Capital reserve	Retained earnings reserve	Other comprehensive income (loss)	Total equity
Balances as of December 31, 2022		7	174,646	-	39,314	42,051	(5,338)	250,680
Comprehensive income for the year
Profit for the year		-	-	-	-	26,363	-	26,363
Exchange variation in foreign investments		-	-	-	-	-	10,725	10,725
Cash flow hedges – net of tax	26.2.2	-	-	-	-	-	2,658	2,658
Total comprehensive income (loss) for the year		-	-	-	-	26,363	13,383	39,746
Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired	20.2	-	-	(8,853)	-	-	-	(8,853)
Equity settled share-based payment		-	-	-	9,595	-	-	9,595
Restricted stock units exercised		-	3,250	1,038	(4,196)	-	-	92
Share options exercised		-	-	-	243	-	-	243
Issuance of shares as consideration		-	3,196	7,815	(11,011)	-	-	-
Total contributions and distribution and constitution of reserves		-	6,446	-	(5,369)	-	-	1,077
Balances as of December 31, 2023		7	181,092	-	33,945	68,414	8,045	291,503

CI&T Inc. Consolidated statement of changes in equity
For the years ended on December 31, 2024, 2023 and 2022
(In thousands of United States dollars – US$)

	Share capital	Share premium	Treasury share reserve	Capital reserve	Retained earnings reserve	Other comprehensive income (loss)	Total equity
Balances as of January 1, 2022	7	168,997	-	1,817	23,344	1,032	195,197
Comprehensive income for the year
Profit for the year	-	-	-	-	18,707	-	18,707
Exchange variation in foreign investments	-	-	-	-	-	(3,210)	(3,210)
Cash flow hedges – net of tax	-	-	-	-	-	(3,160)	(3,160)
Total comprehensive income (loss) for the year	-	-	-	-	18,707	(6,370)	12,337
Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Issues of ordinary shares related to business combinations	-	5,649	-	-	-	-	5,649
Equity settled share-based payment - Vested immediately	-	-	-	34,023	-	-	34,023
Equity settled share-based payment	-	-	-	1,061	-	-	1,061
Share options exercised	-	-	-	2,413	-	-	2,413
Total contributions and distribution and constitution of reserves	-	5,649	-	37,497	-	-	43,146
Balances as of December 31, 2022	7	174,646	-	39,314	42,051	(5,338)	250,680

The accompanying notes are an integral part of these consolidated financial statements.

CI&T Inc. Consolidated statement of cash flows
For the years ended on December 31, 2024, 2023 and 2022
(In thousands of United States dollars – US$)

	Notes	December 31, 2024	December 31, 2023	December 31, 2022
Cash flows from operating activities
Profit for the year		29,494	26,363	18,707
Adjustments for:
Depreciation and amortization	10,11,12	16,888	18,659	18,364
Loss on sale and write-off of fixed assets	10,11,12	808	348	750
Interest and exchange rate changes		13,553	18,325	13,172
Unrealized loss (gain) on financial instruments		2,125	(2,967)	(1,347)
Income tax expenses	24	14,275	15,336	20,116
Impairment losses on account receivable and contract assets	6	2,610	305	18
Share-based compensation	22	5,565	5,665	1,057
Others		(17)	3,546	(268)
Changes in operating assets and liabilities
Accounts receivable and contract assets		52	13,819	(37,043)
Recoverable taxes		(6,554)	(6,325)	(209)
Suppliers and other payables		(43)	(2,502)	(5,746)
Salaries and welfare charges		12,290	(12,364)	1,289
Contract liabilities		(2,805)	3,673	1,837
Other receivables and payables, net		(2,602)	1,352	(1,111)
Cash generated from operating activities		85,639	83,233	29,586
Income tax paid		(4,415)	(5,499)	(9,495)
Interest paid on loans and borrowings	13	(12,399)	(18,485)	(13,540)
Interest paid on lease	14	(703)	(811)	(1,199)
Income tax refund		862	853	-
Net cash from operating activities		68,984	59,291	5,352
Cash flows from investing activities
Acquisition of property and equipment and intangible assets		(10,572)	(4,843)	(4,451)
Redemption of financial investments		635	18,122	123,697
Acquisition of subsidiary net of cash acquired		-	-	(141,855)
Cash outflow on hedge accounting settlement		-	-	4,801
Hedge accounting – ineffective portion inflow		-	-	1,018
Net cash from (used in) investing activities		(9,937)	13,279	(16,790)

CI&T Inc. Consolidated statement of cash flows
For the years ended on December 31, 2024, 2023 and 2022
(In thousands of United States dollars – US$)

Cash flows from financing activities
Exercised share-based compensation		857	243	2,413
Payment of lease liabilities	14	(4,195)	(4,821)	(5,240)
Proceeds from loans and borrowings	13	19,818	42,084	102,371
Proceeds from settlement of derivatives	17	1,542	2,447	69
Payment of loans and borrowings	13	(21,994)	(82,956)	(69,189)
Payment of installment related to accounts payable for business acquired	15	(17,900)	(15,418)	(12,123)
Repurchase of treasury shares	20.2	(14,098)	(8,853)	-
Net cash from (used in) financing activities		(35,970)	(67,274)	18,301
Net increase in cash and cash equivalents		23,077	5,296	6,863
Cash and cash equivalents as of January 1st		43,715	35,596	24,322
Exchange variation effect on cash and cash equivalents		(10,171)	2,823	4,411
Cash and cash equivalents as of December 31st		56,621	43,715	35,596

The accompanying notes are an integral part of these consolidated financial statements.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

1.    Operational context

CI&T Inc. (“CI&T” or “Parent Company”) is a publicly held company incorporated in the Cayman Islands in June 2021, headquartered at Estrada Giuseppina Vianelli Di Napoli, 1455, Polo II de Alta Tecnologia, in the City of Campinas, State of São Paulo, Brazil. As a holding company, it is mainly engaged in the investment, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, in the United States of America, and other countries. The Company’s subsidiaries are mainly engaged in the development of customizable software through the implementation of software solutions, including machine learning, artificial intelligence, analytics, cloud migration and mobility technologies.

These consolidated financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”).

Since November 10, 2021 CI&T has been a publicly-held company registered with the US Securities and Exchange Commission (the “SEC”) and its shares are traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “CINT”.

1.1 Organizational structure

The table below outlines the information on the Parent Company’s direct and indirect subsidiaries:

		December 31,2024		December 31,2023		December 31,2022
Subsidiaries	Country of origin	Direct	Indirect	Direct	Indirect	Direct	Indirect
CI&T Delaware LLC	United States	100%	-	100%	-	100%	-
CI&T Software S.A. (“CI&T Brazil”)	Brazil	-	100%	-	100%	-	100%
CI&T Japan, Inc. (“CI&T Japan”)	Japan	-	100%	-	100%	-	100%
CI&T China Inc. (“CI&T China”)	China	-	100%	-	100%	-	100%
CI&T P. Unipessoal Lda. (“CI&T Portugal”)	Portugal	-	100%	-	100%	-	100%
CI&T Australia PTY Ltd.	Australia	-	100%	-	100%	-	100%
Dextra Inc. (a)	United States	-	-	-	-	-	100%
CINQ Inc.	United States	-	100%	-	100%	-	100%
CI&T Inc. (“CI&T US”)	United States	-	100%	-	100%	-	100%
CI&T Software Inc. (“CI&T Canada”)	Canada	-	100%	-	100%	-	100%
CI&T UK Limited. (“CI&T UK”)	United Kingdom	-	100%	-	100%	-	100%
CI&T Colombia	Colombia	-	100%	-	100%	-	100%
CI&T Argentina S/A	Argentina	-	100%	-	100%	-	100%
CI&T Financial Services Solutions, LLC	United States	-	100%	-	100%	-	100%
CI&T FinTech Services, Inc.	United States	-	100%	-	100%	-	100%
CI&T Holding Company Ltd (b)	United Kingdom	100%	-	100%	-	100%	-
CI&T Digital Ltd (b)	United Kingdom	-	100%	-	100%	-	100%
Somo Global Inc.	United States	-	100%	-	100%	-	100%
Somo Global SAS. (“Somo Colombia”)	Colombia	-	100%	-	100%	-	100%
CI&T Philippines, Inc (c)	Philippines	-	100%	-	-	-	-
CI&T SG PTE. LTD. (“CI&T Singapore”) (c)	Singapore	-	100%	-	-	-	-
Ideonyx Ltd (in liquidation)	United Kingdom	-	100%	-	100%	-	100%
Somo Ltd (dormant)	United Kingdom	-	100%	-	100%	-	100%
CI&T Oceania PTY Ltd (“CI&T Oceania”)	Australia	100%	-	100%	-	100%	-
Unconstrained Thinking PTY Ltd (a)	Australia	-	-	-	-	-	100%

(a)	In 2023, these companies were extinct.
(b)	In 2024, Somo Global Ltd was renamed to CI&T Holding Company Ltd and Somo Custom Ltd was renamed to CI&T Digital Ltd.
(c)

In 2024, CI&T Philippines and CI&T Singapore were incorporated, both as a direct subsidiaries of CI&T Holding Company Ltd. These subsidiaries are expected to begin their operations during the 1st quarter of 2025.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)
2.    Basis for preparation and presentation of consolidated financial statements

2.1  Statement of compliance

These consolidated financial statements of the Group have been prepared and are presented in accordance with the International Financial Reporting Standards – Accounting Standards as issued by the International Accounting Standards Board (“IFRS – Accounting Standards”).

The issuance of these consolidated financial statements was authorized by the Group’s Board of Directors and Audit Committee on March 28, 2025.

2.2   Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention, except for the following significant items measured at fair value:

•	Short-term investments which are classified as cash and cash equivalents.
•	Short-term investments;
•	Cash-settled shared-based payment arrangements; and
•	Derivative financial instruments.

2.3    Consolidation

The consolidated financial statements reflect the assets, liabilities and transactions of the Parent Company and its direct and indirect controlled entities (“subsidiaries’’). These subsidiaries are consolidated when the Parent Company is exposed or has rights to variable returns from its involvement with the investee and has the ability to direct the significant activities of the investee.

Intercompany balances and transactions, and any unrealized income and expenses (except for foreign currency translation gains or losses) arising from intra-group transactions, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

2.4    Functional and presentation currency

The financial statements of the Parent Company and its subsidiaries are measured using the currency of the primary economic environment in which the entity operates (‘‘functional currency’’), which in the case of the Parent Company is the Brazilian Real (‘‘R$’’).

2.4.1 Changes in presentation currency

The Parent Company changed its presentation currency from R$ to US dollars (“US$”) to enhance the comparability of the Group´s financial information with those of its international peers and to better reflect the global nature of its business operations. The change in presentation currency represents a voluntary change in accounting policy, which is accounted for retrospectively. The consolidated financial statements for all periods presented have been translated into the new presentation currency.

These consolidated financial statements are presented in US$, together with the comparative information as of December 31, 2023 and January 1, 2023 and for the three years ended December 31, 2024. For comparative purposes, historical consolidated financial statements were recast in US$ by translating assets and liabilities at the closing exchange rate in effect at the end of the respective period, revenues and expenses, as well as cash flows at the average exchange rates for the respective period and equity transactions at historical rates. Any exchange differences arising from the translation of the consolidated financial statements were recognized as cumulative translation adjustments (“CTA”) within accumulated other comprehensive income in the consolidated statements of changes in equity. Earnings per share have also been restated to U.S. dollars to reflect the change in presentation currency.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

The change in presentation currency resulted in the following impact on January 1 2023 for the opening consolidated statement of financial position:

	As of January 1, 2023
	As previously reported in R$	Presentation currency change	As recasted in US$
Consolidated statement of financial position
Current assets	1,071,291	(865,973)	205,318
Non-current assets	1,931,667	(1,561,452)	370,215
Total assets	3,002,958	(2,427,425)	575,533

Current liabilities	729,865	(589,982)	139,883
Non-current liabilities	965,120	(780,150)	184,970
Total liabilities	1,694,985	(1,370,132)	324,853

Equity
Share capital	37	(30)	7
Share premium	946,173	(771,527)	174,646
Capital reserves	203,218	(163,904)	39,314
Retained earnings reserve	221,667	(179,616)	42,051
Other comprehensive income (loss)	(63,122)	57,784	(5,338)
Total equity	1,307,973	(1,057,293)	250,680
F-14

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

The change in presentation currency resulted in the following impact on December 31, 2023 for the consolidated statement of financial position:

	As of December 31, 2023
	As previously reported in R$	Presentation currency change	As recasted in US$
Consolidated statement of financial position
Current assets	912,136	(723,729)	188,407
Non-current assets	1,804,755	(1,431,972)	372,783
Total assets	2,716,891	(2,155,701)	561,190

Current liabilities	455,278	(361,238)	94,040
Non-current liabilities	850,362	(674,715)	175,647
Total liabilities	1,305,640	(1,035,953)	269,687

Equity
Share capital	37	(30)	7
Share premium	980,893	(799,801)	181,092
Capital reserves	174,153	(140,208)	33,945
Retained earnings reserve	354,240	(285,826)	68,414
Other comprehensive income (loss)	(98,072)	106,117	8,045
Total equity	1,411,251	(1,119,748)	291,503
F-15

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

The change in presentation currency resulted in the following impact on December 31, 2022 for the consolidated statement of profit or loss:

	As of December 31, 2022
	As previously reported in R$	Presentation currency change	As recasted in US$
Gross profit	762,491	(614,686)	147,805
Operating expenses net	(488,573)	393,816	(94,757)
Operating profit before net finance costs and income tax expense	273,918	(220,870)	53,048
Net finance costs	(73,646)	59,421	(14,225)
Profit before income tax	200,272	(161,449)	38,823
Total income tax expense	(104,562)	84,446	(20,116)
Profit for the year	95,710	(77,003)	18,707
Controlling shareholders	95,710	(77,003)	18,707
Profit for the year	95,710	(77,003)	18,707
Earnings per share
Earnings per share – basic	0.72	(0.58)	0.14
Earnings per share – diluted	0.71	(0.57)	0.14

The change in presentation currency resulted in the following impact on the December 31, 2023 consolidated statement of profit or loss:

	As of December 31, 2023
	As previously reported in R$	Presentation currency change	As recasted in US$
Gross profit	745,724	(596,514)	149,210
Operating expenses net	(460,248)	368,004	(92,244)
Operating profit before net finance costs and income tax expense	285,476	(228,510)	56,966
Net finance costs	(76,181)	60,914	(15,267)
Profit before income tax	209,295	(167,596)	41,699
Total income tax expense	(76,722)	61,386	(15,336)
Profit for the year	132,573	(106,210)	26,363
Controlling shareholders	132,573	(106,210)	26,363
Profit for the year	132,573	(106,210)	26,363
Earnings per share
Earnings per share – basic	0.97	(0.78)	0.19
Earnings per share – diluted	0.95	(0.76)	0.19
F-16

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

The change in presentation currency resulted in the following impact on December 31, 2022 for the consolidated statement of other comprehensive income:

	As of December 31, 2022
	As previously reported in R$	Presentation currency change	As recasted in US$
Profit for the year	95,710	(77,003)	18,707
Items that will not be reclassified to profit or loss	-	13,187	13,187
Items that are or may be reclassified subsequently to statement of profit or loss – net of taxes	(100,372)	80,815	(19,557)
Total comprehensive income for the year	(4,662)	16,999	12,337

Total comprehensive income attributed to
Owners of the Company	(4,662)	16,999	12,337
Total comprehensive income for the year	(4,662)	16,999	12,337

The change in presentation currency resulted in the following impact on December 31, 2023 for the consolidated statement of other comprehensive income:

	As of December 31, 2023
	As previously reported in R$	Presentation currency change	As recasted in US$
Profit for the year	132,573	(106,210)	26,363
Items that will not be reclassified to statement of profit or loss	-	20,516	20,516
Items that are or may be reclassified subsequently to statement of profit or loss – net of taxes	(34,950)	27,817	(7,133)
Total comprehensive income for the year	97,623	(57,877)	39,746

Total comprehensive income attributed to
Owners of the Company	97,623	(57,877)	39,746
Total comprehensive income for the year	97,623	(57,877)	39,746
F-17

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

The change in presentation currency resulted in the following impact on December 31, 2022 for the consolidated statement of cash flows:

	As of December 31, 2022
	As previously reported in R$	Presentation currency change	As recasted in US$
Cash generated from operating activities	36,092	(30,740)	5,352
Cash flows from investing activities	(82,560)	65,770	(16,790)
Cash flows from financing activities	100,663	(82,362)	18,301
Net increase in cash and cash equivalents	54,195	(47,332)	6,863
Cash and cash equivalents as of January 1st	135,727	(111,405)	24,322
Exchange variation effect on cash and cash equivalents	(4,195)	8,606	4,411
Cash and cash equivalents as of December 31st	185,727	(150,131)	35,596

The change in presentation currency resulted in the following impact on December 31, 2023 for the consolidated statement of cash flows:

	As of December 31, 2023
	As previously reported in R$	Presentation currency change	As recasted in US$
Cash generated from operating activities	295,242	(235,951)	59,291
Cash flows from investing activities	66,189	(52,910)	13,279
Cash flows from financing activities	(333,315)	266,041	(67,274)
Net increase in cash and cash equivalents	28,116	(22,820)	5,296
Cash and cash equivalents as of January 1st	185,727	(150,131)	35,596
Exchange variation effect on cash and cash equivalents	(2,205)	5,028	2,823
Cash and cash equivalents as of December 31st	211,638	(167,923)	43,715
F-18

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

2.5   Accounting judgment, estimates and assumptions

The preparation of these consolidated financial statements requires Management to exercise judgment, make estimates, and adopt assumptions that impact the reported amounts of revenues, expenses, assets, and liabilities. However, the inherent uncertainty associated with these judgments, assumptions, and estimates may lead to substantial adjustments to the carrying amounts of assets, liabilities, income, and expenses in future periods.

Information about judgments made in the application of accounting policies that have the most significant effects on the amounts recognized in the financial statements are included in the note 12 – lease term: whether the Group is reasonably certain to exercise extension options.

The Group reviews the estimates and underlying assumptions used in its accounting estimates in each reporting period. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

The significant estimates and assumptions applied by the Group in the preparation of these financial statements are as follows:

Description	Note
Expected credit losses (“ECL”): measurement of ECL allowance for accounts receivable and contract assets – key assumptions in determining the weighted-average loss rate.	3.4 and 6
Deferred tax assets: recognition of deferred tax assets – availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized.	3.7 and 24
Impairment of non-current assets: impairment test of goodwill – key assumptions underlying recoverable amounts.	11.1
Provisions: recognition and measurement of provisions – key assumptions about the likelihood and magnitude of an outflow of resources.	18
Fair values estimate: estimating the fair value using inputs that are observable for the asset or liability – Level 2.	26.1

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

3.    Material accounting policies

The Group has consistently applied the following accounting policies to all the periods presented in these consolidated financial statements.

3.1     Foreign currency

3.1.1 Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non‑monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non‑monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance costs.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into US$ at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into US$ at the exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income and accumulated in the translation reserve. When a foreign operation is partially disposed of or sold, foreign exchange differences that were recognized in equity are recognized in the statement of profit or loss.

Transactions in foreign currencies are translated into the functional currency of Group companies using the exchange rate prevailing at the transaction date. The foreign exchange gains and losses resulting from the translation at the exchange rates prevailing at the end of the year are recognized in the statement of profit or loss as ‘‘financial income or expense”.

The statement of profit or loss, the statement of the financial position and the statement of changes in equity of the Group’s companies for which the functional currency is different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing rate at the statement of financial position date.
(ii)	income and expenses are translated at the monthly average exchange rates, except for specific significant transactions that are translated at the rate at the transaction date; and
(iii)	capital, capital reserves and treasury stock of the Parent Company are translated at the rate at each transaction date.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

3.1.2 Foreign operations

The Parent Company’s subsidiaries functional currencies are:

Subsidiaries	Country of origin	Functional currency
CI&T Delaware LLC	United States	Brazilian Reais (“R$”)
CI&T Software S.A. (“CI&T Brazil”)	Brazil	Brazilian Reais (“R$”)
CI&T Japan, Inc.	Japan	Yen (“JP¥”)
CI&T China Inc.	China	Yuan (“¥”)
CI&T Portugal Unipessoal Lda.	Portugal	Euro (“€”)
CI&T Australia PTY Ltd.	Australia	Australian dollar (“AU$”)
CINQ Inc.	United States	US dollars (“US$”)
CI&T Inc. (“CI&T US”)	United States	US dollars (“US$”)
CI&T Software Inc. (“CI&T Canada”)	Canada	Canadian dollar (“C$”)
CI&T UK Limited. (“CI&T UK”)	United Kingdom	Pound sterling (“£”)
CI&T Colombia	Colombia	Colombian peso (“COP$”)
CI&T Argentina S/A	Argentina	Argentinian peso (“ARS$”)
CI&T Financial Services Solutions, LLC	United States	US dollars (“US$”)
CI&T FinTech Services, Inc.	United States	US dollars (“US$”)
CI&T Ltd.	United Kingdom	Pound sterling (“£”)
CI&T Digital Ltd.	United Kingdom	Pound sterling (“£”)
Somo Global Inc.	United States	US dollars (“US$”)
Somo Global SAS.	Colombia	Colombian peso (“COP$”)
CI&T Philippines, Inc (c)	Philippines	Philippine peso (“S$”)
CI&T SG PTE. LTD. (“CI&T Singapore”) (c)	Singapore	Singapore dollar (“₱”)
Ideonyx Ltd (in liquidation)	United Kingdom	Pound sterling (“£”)
Somo Ltd (dormant)	United Kingdom	Pound sterling (“£”)
CI&T Oceania PTY Ltd (“CI&T Oceania”)	Australia	Australian dollar (“AU$”)

The main exchange rates used by the Group to translate its foreign operations are as follows:

	Closing rate
	December 31, 2024	December 31, 2023	December 31, 2022
US Dollars ("US$")	6.1923	4.8413	5.2177
Pound sterling (“£”)	7.7620	6.1586	6.2785
Euro (“€”)	6.4363	5.3516	5.5694
Australian Dollar (“AU$”)	3.8392	3.2882	3.5459

	Annual average rate
	December 31, 2024	December 31, 2023	December 31, 2022
US Dollars ("US$")	5.3920	4.9960	5.1643
Pound sterling (“£”)	6.8970	6.2124	6.3840
Euro	5.8340	5.4031	5.4391
Australian Dollar (“AU$”)	3.5583	3.3227	3.5858
F-21

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

3.2  Financial assets

Financial assets are recognized when the entity becomes a party to the contractual terms of the instrument. They are classified based on the characteristics of their cash flows and the asset business model. The table below illustrates the classification and measurement of financial assets:

Category	Initial measurement	Subsequent measurement
Amortized cost	Fair value, plus or minus costs directly attributable to its issuance or its acquisition.

These assets are subsequently measured at amortized cost under the effective interest method. The gross carrying amount is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Fair value through profit and loss.	Fair value	Changes in fair value are recognized in the statement of profit or loss.

3.2.1 Financial asset – Business model assessment

The Group makes an assessment of the objective of the business model in which a financial asset is held at a the portfolio level because this best reflects the way the business is managed and information is provided to Management. Information considered includes:

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

3.2.2 Financial asset – assessment whether contractual cash flows are solely payments of principal and interest

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

Further details regarding financial measurement and presentation of the Group’s financial assets can be found in the specific notes on accounting policies.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

3.2.3 Derecognition

Financial assets are derecognized when:

  The contractual rights to receive cash flows from the asset expires.
  The Group transfers the contractual rights to receive cash flows on a financial asset in a transaction in which: substantially all the risks and benefits of ownership of the financial asset or the Group neither transfers nor keeps substantially all the risks and benefits of ownership of the financial asset and does not have control over the financial asset.

3.2.4 Impairment of non-derivative financial assets

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
  A breach of contract such as a default or being more than 90 days past due; or
  It is probable that the debtor will enter bankruptcy or other financial reorganization.

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

3.2.5 Offsetting

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

3.3  Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, bank deposits and highly liquid short-term investments that mature within 90 days of the investment date. These investments are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Securities classified in this group, by their very nature, are measured at fair value through profit or loss.

Resources that do not qualify as cash and cash equivalents are categorized as financial investments.

The financial investments include foreign currencies, which may be subject to a significant exchange rate variation once translated to US$.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

3.4  Accounts receivable and contract assets

The Group classifies its rights to consideration in exchange for services provided as either an accounts receivable or a contract asset.

An accounts receivable represents an unconditional right to consideration, meaning that only the passage of time is required before payment is due. Accounts receivables are reported net of expected credit losses. Outstanding accounts receivable are reviewed periodically, and expected credit losses are established for the estimated amounts that may be uncollectible.

A contract asset represents a right to consideration that is conditional upon factors other than the passage of time. Contract assets primarily pertain to unbilled amounts. These assets are recorded when control has been transferred, but the Group does not possess an unconditional right to receive consideration. Contract assets are transferred to accounts receivable when the Group issues an invoice to the client.

Loss allowances for accounts receivable and contract asset are measured based on the estimate of lifetime expected credit losses. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating expected credit losses, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment, that includes forward-looking information. The Group periodically reviews the economic circumstances and market conditions to define the client´s credit risk is increasing.

The expected credit losses (“ECL”) are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

3.5  Derivatives

Derivatives are initially recognized at fair value on the date the Group enters into a derivative contract and are subsequently remeasured at fair value. Any changes in fair value are recorded as financial expenses, net, except for derivatives designated as hedging instruments under cash flow hedge accounting, where changes in fair value are recognized in other comprehensive income.

At the inception of designated hedging relationships, the Group documents the relationship between the hedging instruments and the hedged items. This documentation includes the risk management objectives, the strategy for executing the transaction, and the methods that will be employed to assess the effectiveness of the hedging relationship.

For the fiscal years presented, the Group did not have any derivatives designated as hedging instruments under cash flow hedge accounting.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

3.6  Restricted cash

The Group holds restricted cash resulting from business combinations to secure certain indemnity events. The classification of such assets as either current or non-current is determined in accordance with the contractual terms governing the release of funds to each party.

3.7  Income taxes

Income tax expenses comprise current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

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

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•         Temporary differences on the initial recognition of assets or liabilities in a transaction that:

-          is not a business combination; and

-       at the time of the transaction (i) affects neither accounting nor taxable profit or loss and (ii) does not give rise to equal taxable and deductible temporary differences;

•         Temporary differences related to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•         Taxable temporary differences arising from on the initial recognition of goodwill.

Deferred tax assets and liabilities are presented on a net basis when there is a legally enforceable right to offset them, provided they are under the jurisdiction of the same tax authority and pertain to the same taxable entity.

Deferred tax assets and liabilities are measured at the tax rates applicable in the period when it is expected that the asset will be realized or the liability will be settled, based on rates that have been enacted or substantively enacted by the end of the reporting period.

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

The Group has analyzed relevant tax rulings from higher courts to determine if they conflict with the positions taken by the Group, as consequence no uncertain tax positions were identified. The Group conducts periodic evaluations of positions taken where uncertainties exist regarding the adopted tax treatment and will establish a provision, when applicable.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

3.8  Property and equipment

Property and equipment acquired in the ordinary course of the Group’s operations are recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, and is generally recognized in profit and loss.. The leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term or the estimated useful life of the improvement. Maintenance and repair costs are expensed as incurred. Any gain or loss on the disposal of an item of property, plant and equipment is recognized in profit or loss.

The estimated useful lives of property and equipment for current and comparative periods are as follows:

IT equipment	2 - 5 years
Furniture and fixtures	7-10 years
Leasehold improvements	1 - 8 years

The estimated useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

3.9  Intangible and goodwill

Group’s intangible assets are comprised of software, customer relationships, non-compete agreements and other.

Acquired intangible assets are measured at cost, while those from business combinations are recognized at fair value on the acquisition date. Subsequent to initial recognition, intangible assets are presented at cost reduced by the correspondent accumulated amortization and impairment losses, where applicable.

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

Intangible assets with definite useful lives are amortized on a straight-line basis over their economic useful lives. The amortization period and method are reviewed at least annually, and changes are applied prospectively. Amortization expenses for intangible assets with finite lives are recorded in the statement of profit or loss under the relevant expense function.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. The estimated useful lives of intangible assets are as follows:

Intangible assets	December 31, 2024	December 31, 2023
Software	3 - 5 years	3 - 5 years
Customer relationship	4 – 19 years	4 – 19 years
Non-compete agreement	5 years	5 years
Other	20 years	1 - 20 years

3.9.1 Goodwill

Goodwill is allocated to cash-generating units (“CGU”) for impairment testing purposes. The allocation is made to the cash-generating units or groups of cash-generating units that are expected to benefit from the business combination from which the goodwill originated. Units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes. The lowest level at which goodwill is monitored for internal management purposes is based on its single operating segment (see note 28).

Goodwill is not subject to amortization and is reviewed for impairment at least annually, or more frequently if there are indicators that the business may be impaired. The recoverable amount of an asset or “CGU” is the greater of its value in use and its fair value less costs of disposal. Value in use is based on estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. If the recoverable amount of the business is less than its carrying amount, the impairment loss is first allocated to reduce the carrying amount of any goodwill associated with the business, and then to the other assets of the business on a pro-rata basis, based on the carrying amount of each asset.

Any impairment loss for goodwill is recognized directly in the statement of profit or loss.

The Group has not recognized any goodwill impairment loss for the years ended December 31, 2024, 2023, and 2022.

3.10   Impairment of non-financial assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than deferred tax assets and contract assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash-generating units (“CGUs”).

The recoverable amount of an asset or CGU is the higher of its value in use and its fair value less costs of disposal. Value in use is based on estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

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

3.11   Leases

The Group assesses whether an arrangement qualifies as a lease or contains a lease at the inception date. When applicable, this results in the recognition of a right-of-use asset and a lease liability.

The right-of-use asset reflects the Group’s entitlement to utilize the underlying asset throughout the lease term. These assets are depreciated over the term of the contract, with the associated expense recognized in the statement of profit or loss.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

Lease liabilities are initially measured at the present value of outstanding lease payments.

The present value of both the right-of-use asset and lease liabilities is determined by applying the readily determinable rate implicit in the lease. If this rate is not available, the incremental borrowing rate of the lessee is utilized.

Lease agreements may incorporate options to extend or terminate the lease. The Group includes such options in the lease term when it is reasonably certain that the option will be exercised. Right-of-use assets are recognized based on the initial measurement of lease liabilities, adjusted for initial direct costs and lease incentives.

The right-of-use assets are subject to impairment reviews whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Group has elected to apply the practical expedient for short-term lease recognition exemptions for all classes of lease assets with an original term of twelve months or less, except for the ones within real estate group.

The Group has elected to recognize leases of low-value as expenses on a straight-line basis over the lease term.

3.12  Financial liabilities – classification, subsequent measurement and gain and losses

Financial liabilities are measured at amortized cost or FVTPL. A financial liability is measured at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition, and the net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost under the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

3.12.1 Derecognition

Financial liabilities are derecognized when contractual obligations are withdrawn, canceled, or expired. The difference between the extinct book value and the consideration paid (including transferred assets or assumed liabilities) is recognized in the consolidated statements of profit or loss.

3.13  Provisions for tax and labor risks

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

3.13.1 Disputes and litigation

The provision for disputes and litigation is recognized when it is probable that the Group will be required to make future payments as a result of past events. Such payments include, but are not limited to, the various claims and lawsuits initiated by third parties, relating to labor disputes, complaints from tax authorities and other judicial matters.

3.14  Employees and management profit sharing

Employees are eligible for profit sharing contingent upon specific targets established annually in an agreement with related Union. The anticipated profit-sharing amount to be disbursed is recognized in the statement of profit or loss, based on the likelihood of achieving the specified targets.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

3.15  Share-based compensation

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

The fair value of the amount payable to employees in respect of cash settled arrangements, is recognized as an expense with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the shares. Any changes in the liability are recognized in profit or loss.

The grant date fair value for share-based arrangements is estimated using the Black-Scholes option-pricing valuation model. The Black-Scholes model requires the input of highly subjective assumptions, including the fair value of the Parent Company's shares, expected volatility, expected term, risk-free interest rate and dividend yield.

3.16  Shareholders’ equity

3.16.1 Share capital

In accordance with the Parent Company’s bylaws, the holders of the Class A common shares and Class B common shares have rights that differs in: (i) the holders of Class B common shares are entitled to ten votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued, however that such rights to purchase additional Class B common shares may only be exercised with Class B Shareholder . Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity.

3.16.2 Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value.

3.16.3 Treasury shares

Treasury shares represent the Parent Company’s repurchased shares that are held in treasury and are not considered outstanding. They are recorded at acquisition cost and disclosed as a reduction in capital share. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

3.16.4 Capital reserve

The capital reserves arise from the corporate restructuring that occurred in 2021, share-based payment arrangements and shares issuance costs.

3.16.5 Retained earnings reserve

It consists of undistributed profits from prior years that have been retained for the Group's future expansion, at the discretion of the Board of Directors.

The Parent Company has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as its results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by the Board of Directors and, where applicable, its shareholders. As of December 31, 2024, the Parent Company retained all available funds to fund the development and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

3.17  Other comprehensive income (loss)

Accumulated other comprehensive income (loss) consists of changes in the cumulative foreign currency translation adjustments and cash flow hedge unrealized effects, net of taxes.

3.18  Revenue from contracts with customers

Revenue is recognized when control of the services has been transferred to the customer, reflecting the consideration the Group anticipates receiving for those services. Control may be transferred either over time or at a specific point in time, depending on the fulfillment of the obligations specified in the contract. The expected consideration may include both fixed and variable components, which are allocated to each separately identifiable performance obligation based on their relative standalone selling prices. Estimating the amount of variable consideration involves assumptions and judgments that can significantly impact the revenue reported.

The Group generates revenue from a diverse range of service arrangements, such as the development of customizable software through the implementation of software solutions, including machine learning, artificial intelligence, analytics, cloud migration and mobility. Fees for these contracts may be structured as time-and-materials or fixed-price arrangements. The majority of the Group’s revenue is derived from time-and-materials contracts, which are billed based on hourly rates to determine the amounts charged directly to customers.

The following table provides details on the nature and timing of performance obligation satisfaction in customer contracts, including significant payment terms and the corresponding revenue recognition policies:

Type of service	Nature and timing of satisfaction of performance obligations	Revenue recognition
Services provision: software development; software maintenance; consulting.

The Group has established that the customer control all work in progress as services are provided. This determination arises from the nature of the contracts, which stipulate that services are provided based on the client's specifications. In the event of contract termination by the client, the Group is entitled to reimbursement for costs incurred to date, along with a reasonable margin.   Invoices are issued in accordance with the terms of the contracts. Any unbilled amounts are classified as contract assets.

The associated revenue and costs are recognized over time. The progress of the performance obligation is measured based on the hours incurred.
Type of service	Nature and timing of satisfaction of performance obligations	Revenue recognition
Software License Agency	The Group operates as an agent in software license agreements between the developer and the customer. Invoices related to agency fees are issued in accordance with the terms of the contract.	Revenue related to fees as agent is recognized as point in time when contracts are entered into.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

3.19  Cost of services provided

This primarily includes salaries, bonuses, fringe benefits, stock-based compensation, travel costs related to projects, and fees for subcontractors assigned to customer projects. The salaries and other compensation expenses for the Group’s delivery professionals are recorded as cost of revenues, regardless of whether the employees are actively providing customer services during the reporting period. This group also comprises depreciation and amortization expenses.

3.20  Selling expenses

This group encompasses expenses related to the promotion and sale of the Group’s services. These expenses include salaries, bonuses, fringe benefits, stock-based compensation, severance for commercial personnel, travel costs, advertising, and other promotional activities.

3.21  General and administrative expenses

Consists of expenses associated with general and administrative functions of the business. These expenses include the costs of salaries, bonuses, fringe benefits, stock-based compensation, severance, accounting services, insurance and facilities.
3.22  Finance income and finance costs

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

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

3.23  Earnings per share

Basic earnings per share (EPS) is calculated by dividing the income available to common shareholders by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings per share is determined by dividing the income available to common shareholders by the weighted average number of shares of common stock outstanding during the period, adjusted for the additional shares that would have been outstanding if the potentially dilutive securities had been issued.

Potentially dilutive securities include outstanding stock options and unvested restricted stock. The potential dilutive effect of these securities is incorporated into the diluted earnings per share calculation using the treasury stock method.

3.24  Fair value measurement

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

If the inputs used to measure the fair value of an asset or liability fall into different levels, the measurement is categorized at the lowest significant input level.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the changes have occurred.

When available, the Group measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is considered ‘active’ if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If no quoted price exists in an active market, the Group uses valuation techniques that maximize relevant observable inputs and minimize unobservable inputs, incorporating all factors that market participants would take into account when pricing a transaction.

If an asset or a liability measured at fair value has a bid price and an ask price, then the Group measures assets and long positions at a bid price and liabilities and short positions at an ask price.

The best evidence of the fair value of a financial instrument on initial recognition is usually the transaction price – i.e. the fair value of the consideration given or received. If the Group determines that fair value on initial recognition differs from the transaction price and this difference cannot be supported by a quoted price in an active market or by a valuation technique with insignificant unobservable inputs, the financial instrument is initially measured at fair value, adjusted to defer the difference. Subsequently, the difference is recognized in profit or loss over the life of the instrument but not later than when the valuation is entirely supported by observable market data or when the transaction is closed out.

Further information about the assumptions made in measuring fair values is included in the following notes:

  Note 19 – shared-based payment transactions; and
  Note 26 – financial instruments.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

3.25 Non-derivative financial instruments and hedge accounting

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

3.25.1 Cash flow hedges

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

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

4.    New standards and amendments

4.1  Accounting standards effective as from January 1, 2024

A number of new accounting standards are effective for annual periods beginning after January 1, 2024, and their adoption and applicability to the group is described below:

•	Classification of liabilities as current or non- current – amendments to IAS-1;
•	Lease liability in a sale and leaseback – amendments to IFRS-16; and
•	Supplier finance arrangements – amendments to IAS-7 and IFRS-7

The adoption of these amendments did not have any impact to the consolidated financial statements.

4.2   Accounting standards issued but not yet effective

A number of new accounting standards are effective for annual periods beginning after January 1, 2024 and earlier application is permitted. However, the Group has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

4.2.1 IFRS-18 Presentation and Disclosure in Financial Statements,

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements:

•	Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities' net profit will not change;
•	Management-defined performance measures (“MPMs”) are disclosed in a single note in the financial statements; and
•	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Group’s statement of profit or loss, the statement of cash flows and the additional disclosures required for MPMs.

4.2.2 Other accounting standards

The following new and amended accounting standards are not expected to have a significant impact on the Group’s consolidated financial statements:

•	Lack of Exchangeability (Amendments to IAS 21); and
•	Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7).

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

5.    Cash and cash equivalents

	December 31, 2024	December 31, 2023
Cash and cash equivalents	8,708	13,156
Short-term financial investments	47,913	30,559
Total	56,621	43,715

The following is a breakdown of highly liquid short-term financial fixed income securities investments included in cash and cash equivalents:

	Weighted average rate (p.a.)	December 31, 2024	December 31, 2023
Short-term financial investments
Short-term financial investments – Reais	12.15%	31,758	13,672
Short-term financial investments – US Dollars	3.68%	12,379	15,448
Short-term financial investments – Pounds	2.50%	3,180	1,439
Short-term financial investments – Canadian Dollar	0.75%	596	-
Total		47,913	30,559

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

6.    Accounts receivable and contract assets

Accounts receivable and contract assets are being presented as single line in the current year and prior year amounts have been reclassified for comparability. The balances of accounts receivable and contract assets are presented as follows:

	December 31, 2024	December 31, 2023
In US$ – from United States based customers
Accounts receivable	58,777	50,334
Contract assets	6,966	7,900
In R$ –from Brazil based customers
Accounts receivable	26,562	31,284
Contract assets	12,607	16,098
Other currencies - from other foreign based customers
Accounts receivable	11,122	16,220
Contract assets	2,819	6,740
(-) Expected credit losses	(2,880)	(600)
Accounts receivable and contract assets, net	115,973	127,976

The balance of accounts receivable by maturity date is as follows:

	December 31, 2024	December 31, 2023
Current	107,491	121,225
Overdue:
from 1 to 60 days	8,860	6,234
61 to 360 days	2,430	1,116
Over 360 days	72	1
(-) Expected credit losses	(2,880)	(600)
Total	115,973	127,976

By February 28, 2025, of the total overdue amount for up to 60 days, a payment of US$ 3,563 has already been received.

The rollforward of the allowance for credit expected losses is as follows:

	December 31, 2024	December 31, 2023
Balance at beginning of year	(600)	(254)
Provision	(8,792)	(1,785)
Reversal	6,182	1,476
Write-off	-	4
Translation to presentation currency	330	(41)
Balance at end of year	(2,880)	(600)

As of December 31, 2024, the average expected credit loss rate under the method applied by the Group was 0.02% (0.03% as of December 31, 2023), except for certain customers with impairment ranging from 80% and 100%, resulting in an expected credit loss amounting to US$ 2,609. As of December 31, 2023, the exception pertains to certain customers with impairment ranging from 10% to 100%, resulting in a total impairment amount of US$ 550.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

7.    Recoverable taxes

	December 31, 2024	December 31, 2023
Income tax	12,058	8,042
Value-added tax	435	168
Other taxes	1,095	471
Total	13,588	8,681
Current	7,511	8,483
Non-current	6,077	198

8.    Restricted cash

The Group holds restricted cash balances as collateral to secure the settlement of future financial obligations that may arise from past events related to the acquisition of companies through business combinations, as outlined below:

	December 31, 2024	December 31, 2023
Escrow account	4,247	4,136
Indemnity asset	1,000	1,867
Total	5,247	6,003
Current	4,247	-
Non-current	1,000	6,003

9.    Judicial deposits

The judicial deposits consist of amounts that serve as collateral to ensure the Group meets any potential financial obligations arising from legal disputes. The balances of the judicial deposits are as follows, with the total amount reported as non-current assets:

	December 31, 2024	December 31, 2023
Tax	1,272	1,448
Labor	44	56
Total	1,316	1,504

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

10.    Property and equipment

The rollforward of the balances is as follows:

Cost	Weighted average rate (p.a.)	December 31, 2023	Additions	Disposals	Transfers	Translation to presentation currency	December 31, 2024
IT equipment		15,773	2,556	(749)	(5)	(3,444)	14,131
Leasehold improvements		4,347	3	(3)	84	(818)	3,613
Furniture and fixtures		1,493	18	(60)	8	(271)	1,188
In progress		2	123	-	(87)	(3)	35
		21,615	2,700	(812)	-	(4,536)	18,967
Depreciation
IT equipment	20.90%	(10,343)	(2,620)	684	-	2,469	(9,810)
Leasehold Improvements	16.10%	(2,453)	(666)	-	-	601	(2,518)
Furniture and fixtures	10.90%	(849)	(152)	58	-	200	(743)
		(13,645)	(3,438)	742	-	3,270	(13,071)
Total		7,970	(738)	(70)	-	(1,266)	5,896

Cost	Weighted average rate (p.a.)	January 1, 2023	Additions	Disposals	Transfers	Translation to presentation currency	December 31, 2023
IT equipment		14,479	1,189	(1,085)	1	1,189	15,773
Leasehold improvements		4,120	3	(199)	157	266	4,347
Furniture and fixtures		1,975	21	(612)	4	105	1,493
In progress		3	161	-	(162)	-	2
		20,577	1,374	(1,896)	-	1,560	21,615
Depreciation
IT equipment	26.80%	(7,203)	(3,432)	1,001	-	(709)	(10,343)
Leasehold improvements	13.90%	(1,777)	(646)	138	2	(170)	(2,453)
Furniture and fixtures	11.80%	(1,005)	(200)	429	(2)	(71)	(849)
		(9,985)	(4,278)	1,568	-	(950)	(13,645)
Total		10,592	(2,904)	(328)	-	610	7,970

The Group does not have property or equipment pledged as collateral.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

11.    Intangible assets and goodwill

The rollforward of intangible assets is as follows:

Cost	Weighted average rate (p.a.)	December 31, 2023	Additions	Disposals	Transfers	Translation to presentation currency	December 31, 2024
Customer relationship		62,546	-	-	-	(6,780)	55,766
Software		6,972	53	(201)	7,181	(2,161)	11,844
Software in progress		2,845	7,570	(262)	(7,181)	(796)	2,176
Non-compete agreement		2,805	-	-	-	(680)	2,125
Other		7,017		(4)	-	(1,535)	5,478
Goodwill		287,696	2,889	-	-	(29,819)	260,766
		369,881	10,512	(467)	-	(41,771)	338,155
Amortization
Customer relationship	13.20%	(13,161)	(6,941)	-	-	2,434	(17,668)
Software	24.00%	(4,655)	(1,685)	6	-	1,177	(5,157)
Non-compete agreement	20.00%	(1,187)	(565)	-	-	402	(1,350)
Other	5.00%	(5,957)	111	-	-	1,150	(4,696)
		(24,960)	(9,080)	6	-	5,163	(28,871)
Total		344,921	1,432	(461)	-	(36,608)	309,284

Cost	Weighted average rate (p.a.)	January 1, 2023	Additions	Disposals	Transfers	Translation to presentation currency	December 31, 2023
Customer relationship		60,037	-	-	-	2,509	62,546
Software		6,472	111	(1,174)	1,102	461	6,972
Software in progress		198	3,662	-	(1,102)	87	2,845
Non-compete agreement		2,580	-	-	-	225	2,805
Other		6,478	-	-	-	539	7,017
Goodwill		275,599	-	-	-	12,097	287,696
		351,364	3,773	(1,174)	-	15,918	369,881
Amortization
Customer relationship	15.84%	(4,660)	(7,917)	-	-	(584)	(13,161)
Software	12.00%	(4,613)	(756)	1,082	-	(368)	(4,655)
Non-compete agreement	20.00%	(498)	(608)	-	-	(81)	(1,187)
Other	5.00%	(5,047)	(454)	-	-	(456)	(5,957)
		(14,818)	(9,735)	1,082	-	(1,489)	(24,960)
Total		336,546	(5,962)	(92)	-	14,429	344,921

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

11.1 Impairment test – Goodwill

The lowest level at which goodwill is monitored for internal management purposes is based on its single operating segment (see note 28). Consequently, the Group has only one cash generating unit, therefore, goodwill is tested for impairment based on such assumption.

The discounted cash flow methodology was used to determine the value in use of the CGU, calculated based on the capitalization of free cash flows discounted at a weighted-average cost of capital (“WACC”) that corresponds to the discount rate, considering the weighted average cost of the different financing forms present in the Group’s capital structure.

The values attributed to the main assumptions, as detailed below, represent the assessment of future management trends in relevant sectors and were based on historical data from internal and external sources.

	December 31, 2024	December 31, 2023
Revenue growth	21.84% to 24.43%	2.00% to 10.00%
Discount rate - before tax	21.53%	17.64%
Discount rate - after tax	16.74%	13.65%
Budgeted adjusted EBITDA margin (average for the next five years)	20.67%	18.95%
Projected period	5 years	5 years
Terminal growth rate:	3.50%	3.50%

The discount rate was estimated after tax based on the historical weighted average cost of capital rate at which the CGU operates.

The cash flow projections were prepared for five years and a growth rate in perpetuity after this period was considered. The rate of growth in perpetuity was determined as the lower value between the inflation of the countries where the Group operates and the estimated annual compound rate of long-term growth of Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”, where interest refers to net finance costs), which Management believes to be consistent with the market.

Management believes that any changes to the key assumptions above would not result in the carrying value of goodwill to be unrecoverable.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

12.    Right-of-use assets

The rollforward of the right-of-use assets is set for the below:

	Weighted average rate (p.a.)	December 31, 2023	Additions	Derecognition of right-of-use assets	Translation to presentation currency	December 31, 2024
Cost
Real estate		19,370	4,623	(2,422)	(2,073)	19,498
Vehicles		2,343	918	(827)	(523)	1,911
		21,713	5,541	(3,249)	(2,596)	21,409
Depreciation
Real estate	21.62%	(12,368)	(3,628)	2,103	1,513	(12,380)
Vehicles	33.00%	(1,147)	(742)	642	273	(974)
		(13,515)	(4,370)	2,745	1,786	(13,354)
Total		8,198	1,171	(504)	(810)	8,055

	Weighted average rate (p.a.)	January 1, 2023	Additions	Derecognition of right-of-use assets	Translation to presentation currency	December 31, 2023
Cost
Real estate		18,523	1,636	(1,496)	707	19,370
Vehicles		2,337	651	(824)	179	2,343
		20,860	2,287	(2,320)	886	21,713
Depreciation
Real estate	20.90%	(9,243)	(3,845)	1,165	(445)	(12,368)
Vehicles	33.00%	(848)	(801)	573	(71)	(1,147)
		(10,091)	(4,646)	1,738	(516)	(13,515)
Total		10,769	(2,359)	(582)	370	8,198

Some of the Group’s leases have the option of an extension that can be exercised for an indefinite period, and in these cases the Group has already considered in the measurement of the lease amounts the extensions that are reasonably certain to be exercised.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

13. Loans and borrowings

The loans and borrowings rollforward are summarized as follows:

	Average effective interest rate p.a.	Year of maturity	December 31, 2023	Proceeds from loans and borrowings	Payments related to loans and borrowings	Interest paid	Interest expenses	Exchange rate changes	Translation to presentation currency	December 31, 2024
In US$
Advance on foreign exchange contract	6.31%	2025	-	9,818	-	-	301	1,325	(1,147)	10,297
Export credit note	7.56%	2026	22,855	-	(5,909)	(1,631)	1,544	4,824	(4,937)	16,746
Working capital loan	5.02% to 8.02%	2026 to 2028	78,648	10,000	(12,142)	(6,274)	6,253	-	12	76,497
			101,503	19,818	(18,051)	(7,905)	8,098	6,149	(6,072)	103,540
In R$
Export credit note	12.58%	2026 to 2028	48,759	-	(3,943)	(4,494)	5,137	-	(10,264)	35,195
			48,759	-	(3,943)	(4,494)	5,137	-	(10,264)	35,195
Total			150,262	19,818	(21,994)	(12,399)	13,235	6,149	(16,336)	138,735

Current			23,283							46,227
Non-current			126,979							92,508

	Average effective interest rate p.a.	Year of maturity	January 1, 2023	Proceeds from loans and borrowings	Payments related to loans and borrowings	Interest paid	Interest expenses	Exchange rate changes	Translation to presentation currency	December 31, 2023
In US$
Advance on foreign exchange contract	3.80% to 4.86%	2023	18,473	9,990	(28,006)	(1,136)	639	(1,078)	1,118	-
Export credit note	7.40%	2026	27,341	-	(4,496)	(1,808)	1,834	(2,135)	2,119	22,855
Working capital loan	5.02% to 7.91%	2026 to 2028	86,681	-	(7,779)	(6,356)	6,098	-	4	78,648
			132,495	9,990	(40,281)	(9,300)	8,571	(3,213)	3,241	101,503
In R$
Export credit note	14.96%	2023 to 2028	57,198	32,094	(42,675)	(9,185)	7,335	-	3,992	48,759
			57,198	32,094	(42,675)	(9,185)	7,335	-	3,992	48,759
Total			189,693	42,084	(82,956)	(18,485)	15,906	(3,213)	7,233	150,262

Current			45,236							23,283
Non-current			144,457							126,979

The loans and borrowings are unsecured by property and equipment or accounts receivable.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

13.1 Advance on foreign exchange contract

On June 16, 2024, the subsidiary CI&T Brazil raised US$ 9,818, at a nominal rate of 6.31% per year, and single payment of interest and principal in July 2025.

13.2 Working capital loan

On March 1, 2024, the subsidiary CI&T US raised US$ 10,000, at a nominal rate of Secured Overnight Financing Rate (“SOFR”) 6 months + 2.80% per year, and semi-annual payment of interest and principal until December 2028.

13.3 Covenants

As of December 31, 2024, the Group has restrictive financial clauses, denominated covenants, in certain of its loans and financing agreements, as summarized below:

Restrictive clause related to:	Measurement frequency	Indicators	Required	Result
Export credit note	Annual	Net debt(a)/ EBITDA(b)	Less than or equal to 3.0X	In compliance
Working capital	Annual	Net debt (a)/ EBITDA(a)	Less than or equal to 3.0X	In compliance

(a) Net debt means total loans, less cash and cash equivalents.

(b) EBITDA means earnings before interest, tax, depreciation and amortization, where interest refers to net finance costs.

The early maturity of the loans could be also caused by disposal, merger, incorporation, spin-off, or any other corporate reorganization process that implies a change in the shareholding controls, without prior consent from the creditor.

13.4 Loans and borrowings maturity

Maturity	December 31, 2024
2025	46,227
2026	38,909
2027	30,877
2028	22,722
Total	138,735
Current	46,227
Non-current	92,508

CI&T Inc. Notes to the consolidated financial statements December 31, 2024 (In thousands of United States dollars – US$, unless otherwise indicated)

14. Lease liabilities

	Weighted average rate p.a.	December 31, 2023	Additions	Payments	Interest paid	Interest incurred	Disposals	Translation to presentation currency	December 31, 2024
Real estate	6.78%	7,974	4,623	(3,455)	(513)	522	(35)	(636)	8,480
Vehicles	17.86%	1,301	918	(740)	(190)	190	(192)	(272)	1,015
Total		9,275	5,541	(4,195)	(703)	712	(227)	(908)	9,495
Current		3,690							3,867
Non-current		5,585							5,628

	Weighted average rate p.a.	January 1, 2023	Additions	Payments	Interest paid	Interest incurred	Disposals	Translation to presentation currency	December 31, 2023
Real estate	6.96%	10,420	1,612	(4,021)	(571)	570	(337)	301	7,974
Vehicles	17.38%	1,617	675	(800)	(240)	249	(317)	117	1,301
Total		12,037	2,287	(4,821)	(811)	819	(654)	418	9,275
Current		4,128							3,690
Non-current		7,909							5,585

15. Accounts payable for business acquired

Acquisition	Effective interest rate p.a.	Maturity	December 31, 2023	Exchange rate changes	Interest	Reversal	Payment	Translation to presentation currency	December 31, 2024
Ntersol	4.01%	2024	15,388	-	612		(16,007)	7	-
Somo	3.75%	2025	4,142	973	579	(391)	-	(1,039)	4,264
Dextra(a)	12.15%	2027	6,889	-	615	-	(1,195)	(1,460)	4,849
Box(a)	12.15%	2027	1,684	-	103	-	(698)	(291)	798
Total			28,103	973	1,909	(391)	(17,900)	(2,783)	9,911
Current			2,761						6,522
Non-current			25,342						3,389

Acquisition	Effective interest rate p.a.	Maturity	January 1, 2023	Exchange rate changes	Interest	Escrow deposit	Payment	Translation to presentation currency	December 31, 2023
Ntersol	4.79%	2024	15,707	-	1,367	-	(1,710)	24	15,388
Somo	5.25%	2025	16,055	(220)	(340)	145	(12,232)	734	4,142
Dextra(a)	11.65%	2027	6,551	-	688	-	(874)	524	6,889
Box(a)	11.65%	2027	1,943	-	186	-	(602)	157	1,684
Total			40,256	(220)	1,901	145	(15,418)	1,439	28,103
Current			14,709						2,761
Non-current			25,547						25,342

(a) Subsidiaries merged into CI&T Brazil.
F-44

CI&T Inc. Notes to the consolidated financial statements December 31, 2024 (In thousands of United States dollars – US$, unless otherwise indicated)

16. Salaries and welfare charges

	December 31, 2024	December 31, 2023
Accrued vacation and charges	20,025	22,521
Bonus	8,071	1,977
Salaries	5,978	5,800
Withholding income tax	5,184	5,580
Payroll charges	3,496	3,343
Others	1,800	1,346
Total	44,554	40,567

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

The Group provides its employees with benefits that include medical care, dental care and life insurance during their employment. These benefits are paid by the Group and according to the category of health plans elected, with a consideration paid by the employee. Additionally, the Group offers its employees the option to participate in a private pension plan to which voluntary contributions are made. For CI&T US, CI&T UK and CI&T Canada, the subsidiaries contribute with the same amount as the participants up to 4% of the employee salary. There is no consideration to be paid by the subsidiaries, as there are no post-employment obligations. The nature of the plan allows employees to suspend or discontinue their contributions at any time and allows the Management to transfer the portfolio to another administrator. The Group does not have any additional post-employment obligations or other long-term benefits, such as time-of-service leave, lifetime health plans, and other time-service benefits.

17.    Derivatives

The Group entered an interest rate swap transaction with the purpose of hedging the exposure to variable interest rate related to the export credit note.

The Group entered into a swap operation exchanging the interest rate Interbank Deposit Certificate (“CDI” - an average of interbank overnight rates in Brazil)  floating rate to a US$ fixed rate, related to a portion of an export credit note.

	December 31, 2024
Maturity	Notional in (US$)	Notional in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	16,500	102,173	SOFR overnight	3.09%	723
07/07/2026	-	57,500	CDI	US$ variation + 4.90%	(2,370)
Total					(1,647)

	December 31, 2023
Maturity	Notional in (US$)	Notional in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	22,500	108,929	SOFR overnight	3.07%	1,423
07/07/2026	-	78,571	CDI	US$ variation + 4.90%	564
Total					1,987

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

The rollforward of the derivatives is as follows:

Interest rate swaps
December 31, 2023	1,987
Gains (losses) recognized in the statement of profit or loss	(2,125)
Payments (receipts)	(1,542)
Translation adjustment	33
December 31, 2024	(1,647)
Assets with current derivative financial instruments	723
Liabilities with current derivative financial instruments	(2,370)

Interest rate swaps
January 1, 2023	1,357
Gains (losses) recognized in the statement of profit or loss	2,967
Payments (receipts)	(2,447)
Translation adjustment	110
December 31, 2023	1,987
Assets with current derivative financial instruments	1,987
Liabilities with current derivative financial instruments	-

18. Provisions for tax and labor risks

The balances of lawsuits with estimated probable and possible losses are as follows:

	Probable losses		Possible losses
Description	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Tax	-	-	606	769
Labor(a)	1,076	1,987	720	991
Total	1,076	1,987	1,326	1,760

(a)	Mostly related to labor risks associates with a prior business combination. As of December 31, 2024, the amount recognized was US$ 1,000 (US$ 1,867 as of December 31, 2023) and the amount of US$ 521 as of December 31, 2024 (US$ 942 as of December 31, 2023) was related to possible losses which have not been recognized.

The rollforward of lawsuits with estimated probable losses which are recorded in the financial statements are as follows:

	Tax	Labor	Total
Balance as of December 31, 2023	-	1,987	1,987
Provisions	-	49	49
Reversal	-	(66)	(66)
Reversal of obligations assumed in a business combination	-	(460)	(460)
Translation to presentation currency	-	(434)	(434)
Balance as of December 31, 2024	-	1,076	1,076
	Tax	Labor	Total
January 1, 2023	39	2,327	2,366
Provisions	-	4	4
Reversal	(40)	(47)	(87)
Reversal of obligations assumed in a business combination	-	(476)	(476)
Translation to presentation currency	1	179	180
Balance as of December 31, 2023	-	1,987	1,987

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

19. Share-based payment arrangements

Stock option program

The Group granted stock option programs in the years 2020, 2021, 2023, and 2024, through which selected executives received options granting the right to purchase shares, subject to certain conditions outlined in the “Stock Option Plan” (“SOP”). The Company has the option to settle these options in equity or cash. Settlement in equity occurs through the parent company, CI&T Cayman, with each option granting the right to acquire one Class A ordinary share issued by the Company.

Incentive stock options program

In October 2022, the Board of Directors approved the Incentive Stock Option (“ISO”) program. The ISO may be granted only to employees of the Company or employees of certain subsidiaries of the Company and must have an exercise price not less than 100% of the fair market value (or 110% in relation to a 10% shareholder) of a Class A common share of the Company on the date of grant and a term of no more than 10 years (or five years in relation to a 10% shareholder). There were grants under this plan in the years 2022 and 2024.

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

The summary of the outstanding share-based payment arrangements is presented below:

Grant date	Number of instruments	Settlement	Stock incentive plan	Contractual life of options (years)
2020	3,940,478	Equity	SOP	6.8
2020	69,774	Cash	SOP	6.8
2021	890,436	Equity	SOP	5.0
2021	12,130	Cash	SOP	5.0
2022	441,838	Equity	SOP	5.0
2022	93,896	Equity	ISO	6.0
2022	49,279	Equity	RSU	4.0
2022	1,399,998	Equity	RSU	4.0
2022	13,101	Cash	SOP	5.0
2023	89,432	Equity	SOP	4.0
2023	265,167	Equity	RSU	4.0
2023	6,719	Equity	Matching	2.0
2024	458,594	Equity	SOP	4.0
2024	804,861	Equity	RSU	4.0
2024	447,100	Equity	ISO	4.0
2024	17,267	Cash	SOP	4.0
2024	15,480	Cash	RSU	3.0

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

19.1 Fair values of equity-settled share-based payment arrangements

Grant date	Stock Incentive Plan	Plan	Program	Currency	Fair value at grant date	Share price at grant date	Exercise price (weighted average)	Expected volatility (weighted average) %	Expected life (weighted average) (years)	Expected dividends %	Interest Rate %
2020	SOP	1st	1	R$	0.09	4.14	1.83	27.73	6.8	5.05	5.31
2020	SOP	1st	2	R$	0.09	4.14	1.83	27.73	6.8	5.05	5.31
2021	SOP	1st	3	R$	0.32	3.81	3.49	27.73	5.0	5.05	5.31
2021	SOP	1st	4	R$	0.33	3.81	3.49	27.73	5.0	5.05	5.31
2022	SOP	2nd	1	US$	0.18 - 2.42	5.57	4.10 - 16.75	31.71	5.0	n/a	3.73
2022	ISO	1st	1	US$	0.44 - 1.54	6.30 - 9.39	6.30 - 16.75	27.44 - 31.71	6.0	n/a	3.83 - 4.69
2022	RSU	1st	1	US$	8.29 - 9.39	n/a	n/a	n/a	4.0	n/a	n/a
2023	SOP	2nd	2	US$	1.40 - 4.00	4.79 - 6.30	4.10 - 5.81	32.69	4.0	n/a	3.61 - 4.69
2023	Matching	1st	1	US$	5.04	n/a	n/a	n/a	2.0	n/a	n/a
2024	SOP	2nd	3	US$	2.15	4.77	3.95	53.89	4.0	n/a	6.37
2024	ISO	1st	2	US$	2.42	4.77	3.95	53.98	4.0	n/a	6.72
2024	RSU	1st	2	US$	4.77	n/a	n/a	n/a	3.0	n/a	n/a

19.2 Fair values of cash-settled share-based payment arrangements

	Stock Options								Restricted stock units
	Grant date April 1, 2020	Measurement date December 31, 2024	Grant date April 1, 2021	Measurement date December 31, 2024	Grant date October 1, 2022	Measurement date December 31, 2024	Grant date June 8, 2024	Measurement date December 31, 2024	Grant date June 8, 2024	Measurement date December 31, 2024
Fair value	0.09	4.50	0.33	3.72	3.31	2.56	2.46	2.70	4.77	6.19
Share price	1.48	6.19	2.96	6.19	6.64	6.19	4.77	6.19	n/a	n/a
Exercise price	1.83	1.75	3.49	1.75	4.10	4.10	3.95	3.95	n/a	n/a
Expected volatility (weighted average) %	24.18	43.07	27.73	46.01	31.71	20.93	59.67	20.05	n/a	n/a
Expected life (weighted average) (years)	6.8	4.0	5.0	3.0	5.0	4.0	4.0	4.0	4.0	4.0
Expected dividends %	4.23	-	5.05	-	-	-	-	-	n/a	n/a
Risk-free interest rate %	1.53	3.19	2.65	6.06	3.80	7.34	4.92	7.02	n/a	n/a
As of December 31, 2024, the liabilities related to cash-settled stock options amounted to US$ 341, compared to US$ 196 as of December 31, 2023. Additionally, the liabilities for restricted stock units were US$ 41 as of December 31, 2024.
F-48

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

19.3 Rollforward of outstanding share-based payments arrangements

	SOP		SOP		ISO		RSU		RSU	Matching
	Equity-settled		Cash-settled		Equity-settled		Equity-settled		Cash-settled	Equity-settled
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2024	2023
	Number of options	Number of options	Number of options	Number of options	Number of options	Number of options	Number of options	Number of options	Number of options	Number of options	Number of options
Outstanding at January 1st	4,069,844	4,158,492	92,322	92,322	93,896	83,522	1,209,759	1,446,312	-	6,719	-
Forfeited during the year	(405,998)	(14,523)	-	-	(45,941)	-	(206,439)	-	-	(546)	-
Exercised during the year	(312,631)	(93,018)	(3,000)	-	(11,000)	-	(421,939)	(504,685)	-	-	-
Modification during the year	-	(75,219)	-	-	-	-	-	-	-	-	-
Granted during the year	495,998	94,112	17,267	-	447,100	10,374	804,861	268,132	15,480	-	6,719
Outstanding at December 31st	3,847,213	4,069,844	106,589	92,322	484,055	93,896	1,386,242	1,209,759	15,480	6,173	6,719
Exercisable at December 31st	1,999,336	1,585,656	52,529	44,570	38,211	18,779	-	-	-	-	-

The outstanding stock options as of December 31, 2024, had an exercise price range of US$ 1.83 to US$ 4.10 (US$ 1.83 to US$ 4.10 as of December 31, 2023) and a weighted average remaining contractual life of 2.7 years (3.6 years as of December 31, 2023).

The weighted average market price of the shares on the exercise date for stock options exercised in 2024 was US$ 5.49 (US$ 5.55 as of December 31, 2023).

The outstanding incentive stock options as of December 31, 2024, had an exercise price ranging from US$ 3.95 to US$ 6.30 (US$ 6.30 as of December 31, 2023) and a weighted average remaining contractual life of 4 years (5 years as of December 31, 2023).

The weighted average price of the shares on the exercise date for stock options exercised in 2024 was US$ 6.54 (no exercises occurred in 2023).

During the fiscal year ending December 31, 2024, the total expenses recognized in the statement of profit or loss related to share-based payment arrangements amounted to US$ 5,565; compared to US$ 5,665 in December 2023 and US$ 1,057 in December 2022.
F-49

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

20.     Equity

20.1   Share capital

As of December 31, 2024, the total authorized share capital was US$ 50, divided into shares with par value of US$ 0.00005 each, of which:

•	500,000,000 shares are designated as Class A common shares;
•	250,000,000 shares are designated as Class B common shares (which may be converted into Class A common shares in the manner contemplated in the Company’s bylaws);
•	250,000,000 are yet undesignated and may be issued as common shares or shares with preferred, deferred or other special rights or restrictions.

The rollforward of share capital is as follows:

	Amount of	Number of ordinary nominative shares
	share capital	Total	Class A	Class B
December 31, 2023	7	134,412,014	21,365,297	113,046,717
Share based compensation	-	270,242	270,242	-
Equity awards settled with treasury shares	-	(308,661)	(308,661)	-
Equity compensation with treasury shares	-	(1,333,333)	(1,333,333)	-
Share buyback	-	2,556,212	2,556,212	-
Treasury shares reserve	-	(914,218)	(914,218)	-
Class B converted to class A	-	-	863,033	(863,033)
December 31, 2024	7	134,682,256	22,498,572	112,183,684

	Amount of	Number of ordinary nominative shares
	share capital	Total	Class A	Class B
January 1, 2023	7	133,814,311	19,969,110	113,845,201
Share based compensation	-	597,703	597,703	-
Class B converted to class A	-	-	798,484	(798,484)
Share buyback	-	1,500,000	1,500,000	-
Equity compensation with treasury shares	-	(1,333,333)	(1,333,333)	-
Equity awards settled with treasury shares	-	(166,667)	(166,667)	-
December 31, 2023	7	134,412,014	21,365,297	113,046,717

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

20.2   Treasury share reserve

On November 16, 2023, the Board of Directors approved a new share repurchase program, pursuant to which the Parent Company may repurchase up to 2.5 million of its outstanding class A common shares until December 31, 2024. The rollforward of the treasury share reserve is as follows:

	Number of shares	Average cost
December 31, 2023	-	-
Treasury shares acquired	2,556,212	14,098
Treasury shares reissued	(1,641,994)	(7,641)
December 31, 2024	914,218	6,457

	Number of shares	Average cost
January 1, 2023	-	-
Treasury shares acquired	1,500,000	8,854
Treasury shares reissued	(1,500,000)	(8,854)
December 31, 2023	-	-

On December 19, 2024, the Board of Directors approved the renewal of share repurchase program, pursuant to which the Parent Company may repurchase up to five million of its outstanding class A common shares.
21.    Revenue

21.1   Revenue by nature of service

The Group primarily generates revenue through the provision of services summarized by nature in the table below:

	December 31, 2024	December 31, 2023	December 31, 2022
Software development revenue	418,802	426,078	405,997
Software maintenance revenue	10,250	11,780	11,059
Consulting revenue	6,899	7,434	6,314
Other revenue	3,010	1,651	735
Total revenue	438,961	446,943	424,105

21.2   Revenue by industry vertical

The following table sets forth the revenue by industry vertical for the periods indicated:

	December 31, 2024	December 31, 2023	December 31, 2022
By industry vertical
Financial services	126,576	129,512	126,529
Consumer goods	95,568	89,847	91,920
Retail and industrial goods	85,855	54,942	59,763
Technology and Telecommunications	50,569	77,275	63,795
Life sciences	40,334	49,457	53,164
Others	40,059	45,910	28,934
Total revenue	438,961	446,943	424,105

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

21.3   Revenue by country

The table below summarizes revenues by country:

	December 31, 2024	December 31, 2023	December 31, 2022
United States of America	194,478	195,437	178,846
Brazil	181,981	185,250	189,330
United Kingdom	43,534	45,037	39,986
Other countries	18,968	21,219	15,943
Total revenue	438,961	446,943	424,105

Revenue by country was determined based on the country in which the sale occurred.

21.4   Revenue by client concentration

The following table sets forth the revenue contributed by the top client, and top ten clients for the periods indicated:

	December 31, 2024	December 31, 2023	December 31, 2022
Top client	33,416	36,911	63,213
Top 10 clients	180,481	177,419	209,605

The revenue generated from a single customer represents 7.6% of the Group's total revenues as of December 31, 2024 (8.3% as of December 31, 2023 and 15% as of December 31, 2022).

22. Expenses by nature

Information on the nature of expenses recognized in the consolidated statement of profit or loss is presented below:

	December 31, 2024	December 31, 2023	December 31, 2022
Employee expenses	(316,737)	(322,871)	(304,615)
Third-party services and other inputs	(24,759)	(26,255)	(23,375)
Depreciation and amortization	(16,888)	(18,659)	(18,364)
Share-based compensation	(5,565)	(5,665)	(1,057)
Travel expenses	(4,361)	(3,108)	(2,600)
Impairment losses on accounts receivable and contract assets	(2,610)	(305)	(18)
Insurance	(1,557)	(2,449)	(2,915)
Short-term leases	(945)	(1,194)	(1,447)
Training	(611)	(684)	(1,321)
Consulting	(66)	(513)	(3,652)
Other post-acquisition expenses	(911)	(508)	(4,961)
Other costs and expenses(a)	(8,360)	(7,766)	(6,732)
Total	(383,370)	(389,977)	(371,057)

(a)

In 2024, the costs primarily consist of business restructuring expenses related to our subsidiaries in the United Kingdom, United States, Canada and Australia, which amounted to US$ 3,103. In 2023, the amount was US$ 4,288, primarily related to the accelerated vesting of share-based compensation for the founder of one of our acquired businesses, which corresponded to US$ 3,743.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

23.    Net finance costs

	December 31, 2024	December 31, 2023	December 31, 2022
Finance income:	15,001	15,092	34,001
Foreign-exchange gain	8,699	7,811	26,949
Income from financial investments	2,444	1,634	1,437
Gains on derivatives	1,822	4,899	4,963
Interest income on other assets	1,133	474	22
Interest received	833	272	494
Other finance income	70	2	136
Finance costs:	(26,823)	(30,359)	(48,226)
Interest and charges on loans and leases	(13,947)	(16,725)	(14,347)
Foreign-exchange loss	(6,806)	(9,459)	(25,937)
Loss on derivatives	(3,947)	(1,932)	(3,001)
Interest expenses on other liabilities	(723)	(1,021)	(1,746)
Other finance costs	(1,400)	(1,222)	(3,195)
Net finance costs	(11,822)	(15,267)	(14,225)

24. Income tax expense

The income tax expense recognized in profit or loss for the year are shown as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Current income tax	(9,658)	(6,892)	(11,314)
Deferred income tax	(4,617)	(8,444)	(8,802)
Total income tax (expenses)	(14,275)	(15,336)	(20,116)

24.1 Effective tax rate reconciliation

The reconciliation of the effective tax rate with the average nominal tax rate is shown as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Profit before income tax	43,769	41,699	38,823
Nominal income tax rate	34%	34%	34%
Tax expenses per nominal income tax rate	(14,881)	(14,178)	(13,200)
Tax benefits incentives	2,947	346	-
Tax rate differences on subsidiaries	682	84	(2,957)
Permanent differences	(913)	(946)	(1,760)
Other	898	-	-
Tax losses for which no DTA is recognized	(3,008)	(642)	(2,199)
Income tax expenses	(14,275)	(15,336)	(20,116)

Current	(9,658)	(6,892)	(11,314)
Deferred	(4,617)	(8,444)	(8,802)
	(14,275)	(15,336)	(20,116)
Effective rate	33%	37%	52%

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

24.2  Movement in deferred tax balances

	December 31, 2023	Recognized in profit or loss	Reclassification	Translation to presentation currency	December 31, 2024	Assets	Liabilities
Goodwill	(17,949)	(9,197)	-	5,137	(22,009)	-	(22,009)
Provisions	859	895	-	(100)	1,654	1,654	-
Property and equipment	1,067	508	-	(259)	1,316	1,328	(12)
Derivatives	319	351	-	(110)	560	560	-
Bonus accrued	1,030	1,454	-	(224)	2,260	2,260	-
Intangible assets	-	881	(3,184)	238	(2,065)	-	(2,065)
Share-based compensation	1,294	1,122	-	(315)	2,101	2,101	-
Lease	504	8	-	(106)	406	406	-
Other temporary differences	1,467	(263)	1	(283)	922	922	-
Research and development tax credit	647	13	(667)	(7)	-	-	-
Net tax loss carryforward	397	(389)	-	(8)	-	-	-
Total	(10,365)	(4,617)	(3,850)	3,977	(14,855)	9,231	(24,086)

	January 1, 2023	Recognized in profit or loss	Other	Translation to presentation currency	December 31, 2023	Assets	Liabilities
Goodwill	(7,925)	(9,302)	-	(722)	(17,949)	-	(17,949)
Provisions	590	228	-	41	859	859	-
Property and equipment	237	777	-	53	1,067	1,332	(265)
Derivatives	(444)	764	-	(1)	319	319	-
Bonus accrued	4,110	(3,123)	-	43	1,030	1,030	-
Share-based compensation	377	899	-	18	1,294	1,294	-
Lease	515	(25)	-	14	504	504	-
Other temporary differences	188	1,308	(43)	14	1,467	1,524	(57)
Research and development tax credit	938	(14)	(295)	18	647	647	-
Net tax loss carryforward	384	44	-	(31)	397	397	-
Total	(1,030)	(8,444)	(338)	(553)	(10,365)	7,906	(18,271)

24.3 Unrecognized deferred tax assets from net operating losses

The following is a breakdown of deferred tax assets that have not been recognized in relation to tax losses, as it is not probable that the future profit will be available against which the Group can use the benefits therefrom:

	December 31, 2024		December 31, 2023		December 31, 2022
Subsidiaries	Unrecognized tax losses	Expiration date	Unrecognized tax losses	Expiration date	Unrecognized tax losses	Expiration date
CI&T Canada	(166)	2027	(212)	2026	(160)	2025
CI&T Portugal	(597)	2029	(763)	2028	(540)	2027
CI&T Oceania	(801)	does not expire	(551)	does not expire	(25)	does not expire
CI&T Digital Ltd	(434)	2025	(637)	2024	(591)	2023
CI&T Japan	(217)	2029	(234)	2028	(193)	2027
Total unrecognized tax losses	(2,215)		(2,397)		(1,509)

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

25.    Earnings per share (“EPS”)

	December 31, 2024	December 31, 2023	December 31, 2022
Numerator
Profit attributable to holders of common shares	29,494	26,363	18,707
Denominator
Weighted average common shares for basic EPS	135,283,813	136,419,395	133,186,441
Earnings per share – basic	0.22	0.19	0.14
Numerator
Profit attributable to holders of common shares	29,494	26,363	18,707
Denominator
Weighted average common shares for diluted EPS	137,101,634	139,148,469	134,774,674
Earnings per share – diluted	0.22	0.19	0.14

25.1   Weighted average number of common shares

	December 31, 2024	December 31, 2023	December 31, 2022
Weighted average common shares	135,283,813	136,419,395	133,186,441
Effect of share-based compensation	1,817,821	2,729,074	1,588,233
Weighted average number of common shares	137,101,634	139,148,469	134,774,674

26.    Financial risk management

The Group is exposed to market risks primarily result from changes in concentration of credit risks, foreign currency exchange rates and interest rates arising from financial instruments.

To mitigate these risks, the Group engages in both derivative and non-derivative financial instruments. All transactions involving derivative and non-derivative instruments for risk management purposes are conducted by employees who possess the required skills, experience, and appropriate oversight. The Group does not engage in speculative investments in derivatives or any other high-risk assets.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

26.1    Fair value hierarchy of financial instruments

The Group has financial instruments measured at fair value, which are classified as defined in the note 3.24. The estimated fair value of the Group’s financial instruments considered the following methods and assumptions:

•	Loans and borrowings: classified as financial liabilities measured at amortized cost and are recorded at their contractual values. The contractual flow of loans and borrowings is adjusted to the future value of the liabilities considering the interest until maturity;
•	Leases liabilities: classified as financial liabilities measured at amortized cost and are recorded at their contractual values. The contractual flow of leases liabilities is adjusted to the future value of the liabilities considering the interest until maturity;
•	Accounts payable for business acquired: classified as financial liabilities measured at amortized cost and are recorded at their contractual values. Some contractual flow of this obligation is adjusted to the future value of the liabilities considering the interest until maturity. For some obligations, the contractual flow is adjusted considering the present value of expected payments, discounted using a risk-adjusted discount rate (discounted cash flows); and
•	Derivative financial instruments: The financial instruments were valued by calculating the present value using market curves that impact the specific instrument on the calculation dates. For this, future curves of CDI and SOFR, exchange coupon, and currency quotation are used. For interest rate swaps, the present value of the asset position and the liability position are both estimated by discounting cash flows at the interest rate of the currency in which the swap is denominated. The difference between the present value of the asset and the liability position of the swap generates its fair value. For exchange forward swaps, the present value of the asset position and the liability position are both estimated by discounting cash flows at the rate of currency in which the swap is denominated. The difference between the present value of the asset and the liability position of the swap generates its fair value.

The table excludes fair value information for financial assets and financial liabilities that are not measured at fair value, provided that the carrying amount is a reasonable approximation of fair value.

			December 31, 2024
Financial assets	Note	Level	Fair value	Carrying amount
Derivative financial instruments	17	2	723	723
Cash and cash equivalents	5	1	56,621	56,621

Financial liabilities
Derivative financial instruments	17	2	(2,370)	(2,370)
Loans and borrowings	13	2	(136,608)	(138,735)

			December 31, 2023
Financial assets	Note	Level	Fair value	Carrying amount
Derivative financial instruments	17	2	1,987	1,987
Cash and cash equivalents	5	1	43,715	43,715
Financial investments		1	4,136	4,136

Financial liabilities
Loans and borrowings	13	-	(150,262)	(150,262)

26.2    Market risks

The Group is exposed to market risks arising from its normal business activities, including fluctuations in inflation, interest rates, and exchange rates. Consequently, the Group's operating results may be impacted by changes in economic policies, particularly those related to short- and long-term interest rates, inflation targets, and exchange rate policies. Exposures to market risk are assessed using sensitivity analysis.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

26.2.1  Currency risk

The Group is exposed to foreign exchange risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables, and borrowings are denominated and the respective functional currencies of the Parent Company and its subsidiaries.

Therefore, foreign exchange risk is inherent to the Group’s business model. The Group’s revenue is mainly denominated in the functional currency of the Group’s subsidiaries. On the other hand, significant part of the Group’s employee expenses are denominated in Brazilian Reais. The Group is exposed to exchange rate risk on its financial investments, suppliers and other payables, accounts receivable, loans and borrowings, accounts payable for business acquired, lease liabilities and derivatives.

The exposure to significant exchange rate fluctuations is detailed as follows:

	December 31, 2024
	US$	£	Other currencies
Accounts receivable	6,676	-	1,384
Restricted cash - escrow account	-	4,247	-
Derivatives	(2,370)	-	-
Loans and borrowings	(27,043)	-	-
Accounts payable for business acquired	-	(4,265)	-
Net exposure	(22,737)	(18)	1,384

	December 31, 2023
	US$	£	Other currencies
Financial investments	557	97	-
Accounts receivable	50,764	13,467	2,293
Restricted cash - escrow account	-	4,135	-
Derivatives	563	-	-
Suppliers and other payables	(824)	(164)	(351)
Loans and borrowings	(22,855)	-	-
Lease liabilities	(4,313)	(224)	(371)
Accounts payable for business acquired	(15,388)	(4,142)	-
Net exposure	8,504	13,169	1,571

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

26.2.1.1  Sensitivity analysis for currency risk

Based on information from rating agencies, the Group estimates that, in a reasonably possible scenario, the foreign exchange rate variation against the Real on December 31, 2024, will result in a depreciation of 4% for the US dollars and 2.80% for the British pound. The Group conducted a historical analysis of the past 10 years of its exposure and the impacts on its results due to currency volatility. This analysis revealed an average variation of approximately 17% for the US dollars and the British pound in an adverse scenario compared to current exchange rates, and 47% for the US dollars and 40% for the British pound in a remote scenario compared to current exchange rates.

	US$ exposure
	Exchange rate	December 31, 2024
Assets (liabilities) net exposure	6.1923	(22,737)

Effects on profit or loss

Reasonably possible scenario -4.10%	5.9398	927
Exchange rate depreciation -47%	3.2819	10,686
Exchange rate depreciation -17%	5.1396	3,865
Exchange rate appreciation 47%	9.1027	(10,686)
Exchange rate appreciation 17%	7.2450	(3,865)

	£ exposure
	Exchange rate	December 31, 2024
Assets (liabilities) net exposure	7.7620	(18)

Effects on profit or loss

Reasonably possible scenario -2.80%	7.5439	1
Exchange rate depreciation -40%	4.6572	7
Exchange rate depreciation -17%	6.4425	3
Exchange rate appreciation 40%	10.8668	(7)
Exchange rate appreciation 17%	9.0815	(3)

26.2.2  Cash flow hedge for the Group's future Revenues

The Group designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from portions of its long-term debt obligations (denominated in US dollars) and foreign exchange gain or loss of its highly probable future revenues (denominated in US dollars). This approach ensures that gains or losses associated with the hedged transaction (the highly probable future revenues denominated US dollars denominated) and the hedging instrument (debt obligations) are recognized in the statement of profit or loss in the same reporting periods.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

The schedule of cash flow hedge involving the Group´s future revenues as of December 31, 2024 is set forth below:

					Present value of hedge on December 31, 2024
Hedging instrument	Hedged transaction	Nature of the risk	Maturity date	US$	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly revenues	Foreign Currency - Real vs US Dollar Spot Rate
Export credit note			2022 to 2026	16,500	102,163
Advance on foreign exchange contract			2025	10,000	61,917
Total amounts designated as of December 31, 2024				26,500	164,080

The rollforward of the gross amount of exchange variations accumulated in other comprehensive income as of December 31, 2024, resulting from realized and expected revenues, is presented below:

	December 31, 2023	Effective portion of changes in fair value recognized in other comprehensive income	Reclassified to the statements of profit or loss	December 31, 2024
Export credit note	(442)	(4,905)	888	(4,459)
Advance on foreign exchange contract	(60)	(1,305)	-	(1,365)
Total	(502)	(6,210)	888	(5,824)

	January 1, 2023	Effective portion of changes in fair value recognized in other comprehensive income	Reclassified to the statements of profit or loss	Ineffective portion recognized in other comprehensive income	December 31, 2023
Export credit note	(2,596)	2,078	76	-	(442)
Advance on foreign exchange contract	(564)	242	752	(490)	(60)
Total	(3,160)	2,320	828	(490)	(502)

As of December 31, 2024, the total of the hedge accounting effects expected for the next 12 months correspond to US$ 1,354.

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

26.2.3  Interest rate risk

As of December 31, 2024, the Group held financial assets and liabilities linked to various interest rates. The sensitivity analysis considered the impact on annual interest solely for positions exposed to these fluctuations. Additionally, the Group engages in derivative contracts to mitigate this risk.

The summarized exposure to the interest rate variation is as follows:

	December 31, 2024		December 31, 2023
	CDI	SOFR	CDI	SOFR
Short-term financial investments	31,758	-	13,672	-
Loans and borrowings	(35,195)	(80,454)	(48,759)	(84,024)
Accounts payable for business acquired	(5,490)	-	(8,372)	-
Derivatives (interest rate swap)	-	16,746	-	22,855
Net exposure	(8,927)	(63,708)	(43,459)	(61,169)

26.2.3.1  Sensitivity analysis for interest rate risk

Based on information from rating agencies, the group estimates that, in a reasonably possible scenario, interest rates could increase by up to 26.70%, for CDI and by up to 7.1% for SOFR as of December 31, 2024. The Group has conducted a historical analysis of the past 10 years to assess exposure and the impact of interest rate changes on its results, considering a remote scenario compared to current interest rates, and observed a variation of 40% for CDI. The Group considers CDI interest rate variation in the possible scenario as already being adverse, given the current economic projections in Brazil. Due to the limited historical data and stability of SOFR, the Group does not consider a remote or adverse scenario for this interest rate.

	CDI exposure		SOFR exposure
	Interest rate p.a.	December 31, 2024	Interest rate p.a.	December 31, 2024
Assets(liabilities) net exposure	12.15%	(8,927)	4.49%	(63,708)

Effects on profit or loss

Reasonably possible scenario +26.70% CDI	15.39%	(289)	-	-
Reasonably possible scenario -7.10% SOFR	-	-	4.17%	204
Interest rate decrease -40%	7.29%	434	-	-
Interest rate increase +40%	17.01%	(434)	-	-

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

26.2.4  Credit risk

The Group employs a simplified standard approach for commercial financial assets, whereby the provision for losses is assessed over the remaining life of the asset. For additional details regarding the expected credit losses related to accounts receivable and contract assets, please refer to Note 6.

In addition, the Group is exposed to credit risk with respect to financial guarantees granted to banks.

The Group held cash and cash equivalents of US$ 56,621 on December 31, 2024 (US$ 43,715 as of December 31, 2023). The cash and cash equivalents and financial investments are held with bank and financial institution counterparties, which are rated BB to AAA, based on Standard & Poor’s, Moody’s and Fitch ratings.

The carrying amount of financial assets represents the maximum credit exposure. The maximum credit risk exposure on the date of the consolidated financial statements is:

	Note	December 31, 2024	December 31, 2023
Cash and cash equivalents	5	56,621	43,715
Financial investments		-	654
Accounts receivable and contract assets	6	115,973	127,976
Derivatives	17	723	1,987
Other receivables (current and non-current)		8,286	5,804
Total		181,603	180,136

As of 31 December 2024, the exposure to credit risk for trade receivables, contract assets and other receivables by country was as follows:

	December 31, 2024	December 31, 2023
United States of America	68,427	60,446
Brazil	41,319	51,591
United Kingdom	12,156	18,771
Other countries	2,357	2,972
Total	124,259	133,780

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

26.3    Liquidity risk

The Group monitors liquidity risk by effectively managing its cash resources and financial investments. Liquidity risk is further mitigated cash flow projection, which aims to ensure the availability of funds to meet both operational and financial obligations. Additionally, the Group maintains approved credit lines with financial institutions to uphold adequate liquidity levels in the short, medium and long term. The maturities of the long-term loan are detailed in note 13. The following table outlines the remaining contractual maturities of financial liabilities as of the reporting date. The amounts presented are gross and undiscounted, including contractual interest payments and excluding the impact of netting agreements:

		December 31, 2024
	Note	Carrying amount	Cash contractual cash flow	6 months or less	6-12 months	1-2 years	2-5 Years
Financial liabilities
Suppliers and other payables		4,803	4,803	4,803	-	-	-
Loans and borrowings	13	138,735	161,076	15,714	40,168	46,012	59,182
Lease liabilities	14	9,495	10,443	2,425	1,984	3,297	2,737
Accounts payable for business acquired	15	9,911	10,081	4,938	1,489	1,713	1,941
Contract liability		6,766	6,766	6,766	-	-	-
Other liabilities (current and non-current)		5,586	5,586	3,763	-	47	1,776
Derivatives	17	2,370	2,370	2,370	-	-	-
Total		177,666	201,125	40,779	43,641	51,069	65,636

		December 31, 2023
	Note	Carrying amount	Cash contractual cash flow	6 months or less	6-12 months	1-2 years	2-5 Years
Financial liabilities
Suppliers and other payables		4,480	4,480	4,480	-	-	-
Loans and borrowings	13	150,262	188,261	11,919	23,457	93,720	59,164
Lease liabilities	14	9,275	10,484	2,695	1,840	2,760	3,188
Accounts payable for business acquired	15	28,103	30,643	799	17,769	7,253	4,823
Contract liability		9,931	9,931	9,931	-	-	-
Other liabilities (current and non-current)		7,248	7,248	7,248	-	-	-
Total		209,299	251,047	37,072	43,066	103,733	67,175

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

 27.    Related parties

Transactions with key management personnel

	December 31, 2024	December 31, 2023	December 31, 2022
Direct compensation	1,717	2,264	2,153
Share-based compensation program	83	25	11

The Group has no additional post-employment obligation, as well as no other long-term benefits, such as premium leave and other severance benefits. The Group also does not offer other benefits in connection with the dismissal of its Senior Management’s members. These expenses are being recognized in general and administrative expenses.

28. Operating segments

Operating segments are defined based on business activities that reflect how the Chief Operating Decision Maker (“CODM”) reviews financial information within the decision-making process.

The Group's CODM is the Group's Board of Director. The CODM oversees operational decisions related to resource allocation and performance evaluation. The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment.

28.1 Information by country

The information by country analyses the Group’s revenue and non-current assets by the subsidiaries’s country of domicile. In presenting the information by country, the revenue has been based on the country where the sale was made (see note 21). The non-current assets, except deferred taxes, were based on the countries, as follows:

Non-current assets by country	December 31, 2024	December 31, 2023
Brazil	134,335	162,795
United States of America	119,015	124,767
United Kingdom	65,288	62,361
Australia	13,292	13,959
Other countries	1,299	5,124
Total	333,229	369,006

CI&T Inc. Notes to the consolidated financial statements
December 31, 2024
(In thousands of United States dollars – US$, unless otherwise indicated)

29. Non-cash transaction

	Additions of property and equipment	Additions and disposals of right-of-use assets	Issuance of shares as consideration	Share-based compensation exercised	Total
Property and equipment	54	-	-	-	54
Right-of-use assets	-	5,314	-	-	5,314
Suppliers and other payables	(54)	-	-	-	(54)
Lease liabilities	-	(5,314)	-	-	(5,314)
Equity settled share-based payment exercised	-	-	-	(1,816)	(1,816)
Equity compensation using treasury shares	-	-	(5,825)	-	(5,825)
Treasury shares reissued	-	-	5,825	1,816	7,641
Balance as of December 31, 2024	-	-	-	-	-

	Additions of property and plant	Additions and disposals of right-of-use assets	Issuance of shares as consideration	Share-based compensation exercised	Total
Property and equipment	303	-	-	-	303
Right-of-use assets	-	1,633	-	-	1,633
Suppliers and other payables	(303)	-	-	-	(303)
Lease liabilities	-	(1,633)	-	-	(1,633)
Equity settled share-based payment exercised	-	-	-	(1,038)	(1,038)
Equity compensation using treasury shares	-	-	(7,815)	-	(7,815)
Treasury shares reissued	-	-	7,815	1,038	8,853
Balance as of December 31, 2023	-	-	-	-	-

