Form 20-F
period 2025-12-31
CI&T Inc
filed 2026-03-11
CIK 1868995

As filed with the Securities and Exchange Commission on March 11, 2026

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

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

Stanley Rodrigues
Chief Financial Officer
Phone: +55 19 21024500
Estrada Giuseppina Vianelli De Napoli, 1455 – Bl. C, pavimento superior, Globaltech
Campinas – State of São Paulo
13086-530- Brazil

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class A common shares, par value US$0.00005 per share	CINT	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each class of stock of CI&T Inc as of December 31, 2025 was:

23,802,836 Class A common shares, each with par value of US$0.00005
110,776,570 Class B common shares, each with par value of US$0.00005

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

U.S. GAAP  International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other 

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

All references to “IFRS Accounting Standards” are to International Financial Reporting Standards - Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Financial Statements

We are a publicly held company incorporated in the Cayman Islands in June 2021, headquartered at Estrada Giuseppina Vianelli Di Napoli, 1455, Polo II de Alta Tecnologia, in the City of Campinas, State of São Paulo, Brazil. Our subsidiaries are mainly engaged in the development of customizable software through the implementation of software solutions, including machine learning, artificial intelligence, data analytics, cloud migration and mobility technologies. Our annual consolidated financial statements were prepared and presented in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board – “IASB” (IFRS Accounting Standards). Unless otherwise noted, the financial information presented herein has been derived from our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, together with the accompanying notes thereto. All references herein to “our consolidated financial statements” and “our audited consolidated financial statements” are to our consolidated financial statements included elsewhere in this annual report.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Special Note Regarding Non-IFRS Accounting Standards Financial Measures

This report presents our Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Profit, Adjusted Profit Margin, Adjusted Diluted EPS and Revenue at Constant Currency, which are non-IFRS Accounting Standards financial measures used by management in the evaluation of our performance. A non-IFRS Accounting Standards financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be adjusted in the most comparable IFRS Accounting Standards measure.

We calculate Adjusted Gross Profit as Gross Profit, adjusted to exclude costs and expenses that do not relate to the direct management of our services (i) depreciation and amortization included in costs of services provided and (ii) share-based compensation expenses. We calculate Adjusted Gross Profit Margin by dividing Adjusted Gross Profit by the Revenue of the same period.

We calculate Adjusted EBITDA as Profit for the year, plus net finance costs, income tax expense, depreciation and amortization and (i) share-based compensation expenses; (ii) acquisition-related expenses: present value adjustment on accounts payable for business acquired, and retention packages; and (iii) business restructuring expenses related to the optimization of our global delivery model based on our nearshoring strategy.

We calculate Adjusted EBITDA Margin by dividing Adjusted EBITDA by Revenue of the same period. We make these adjustments to isolate our operating results in a given period, in order to verify whether we are being efficient in generating operating profits, or how much of our Profit for the year is being consumed by operating costs, and how much is reverting to operating profitability.

We calculate Adjusted Profit as Profit for the year, adjusted to exclude: (i) share-based compensation expenses (ii) acquisition-related expenses: amortization of intangible assets from acquired companies, present value adjustment on accounts payable for business acquired, and retention packages; (iii) business restructuring expenses, related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance costs, and legal services associated with employee separations for 2024; and (iv) income tax effects on Non-IFRS Accounting Standards adjustments. We calculate Adjusted Profit Margin for the year by dividing Adjusted Profit for the year divided by Revenue of the same period. We calculate Adjusted Diluted EPS by dividing Adjusted Profit by the weighted average number of diluted shares outstanding during the period.

Adjusted Profit and Adjusted Profit Margin are measures that exclude amortization of intangible assets acquired from business combinations. Our acquisition activities have resulted in the recognition of intangible assets, which consist primarily of client portfolio and digital platform. Finite-lived intangible assets are amortized over their estimated useful lives and are tested for impairment when events indicate that the carrying value may not be recoverable. The amortization of intangible assets acquired from business combinations is reflected in our consolidated statements of profit or loss and intangible asset amortization is an expense that typically fluctuates based on the size and timing of our acquisition activity. Accordingly, we believe that excluding the amortization of intangible assets acquired from business combinations enhances our and our investors’ ability to compare our past financial performance with its current performance and to analyze underlying business performance and trends. While amortization of intangible assets acquired from business combinations was excluded from Adjusted Profit, the revenue generated by such intangible assets acquired from business combinations has not been excluded from such non-IFRS Accounting Standards financial measures.

We calculate Revenue at Constant Currency by translating Revenue from entities reporting in foreign currencies into U.S. dollars using the foreign currency exchange rates from the prior period. For example, the rates in effect for the fiscal year ended December 31, 2024 were used to convert revenue for the fiscal year ended December 31, 2025, rather than the actual exchange rates in effect during the respective period. The Revenue at Constant Currency considers the percentage growth/(decrease) in relation to the Revenue at Constant Currency in the previous year.

We present Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Profit, Adjusted Profit Margin, Adjusted Diluted EPS and Revenue at Constant Currency, because management uses them in evaluating our performance, and we believe these measures provide investors with supplemental measures of the financial performance of our core operations that facilitate period-to-period comparisons on a consistent basis.

The non-IFRS Accounting Standards financial measures described in this report are not a substitute for the IFRS Accounting Standards measures of earnings. Additionally, our calculations of non-IFRS Accounting Standards measures may be different from the calculations used by other companies, including our competitors. Therefore, our measures may not be comparable to those of other companies. For a reconciliation of Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Profit, Adjusted Profit Margin, Adjusted Diluted EPS and Revenue at Constant Currency, each to its most directly comparable IFRS Accounting Standards measure, see “Item 5. Operating and Financial Review and Prospects”

Market Share and Other Information

This report contains data related to economic conditions in the market in which we operate. The information contained in this report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission, or SEC, website) and industry publications.

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

Forward-looking statements include, but are not limited to, statements about:

-	global economic conditions including supply chain disruptions, market volatility (volatility in the global banking sector), inflation and measures to control inflations (e.g., interest rates), lack of liquidity in the capital and financial markets, and labor challenges, among other factors;
-	our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration;
-	our ability to maintain favorable pricing, productivity levels and utilization rates;
-	our ability to adapt to technological change and innovate solutions for our clients;
-	our ability to successfully identify and implement new commercial models and business strategies to remain competitive;
-	our ability to effectively manage our international operations, including our exposure to foreign currency exchange rate fluctuations;
-	the impact of the ongoing war in Ukraine and economic sanctions imposed by Western economies over Russia, as well as the conflicts in the Middle East, and their impact on global economy, which are highly uncertain and are difficult to predict;
-	the effects of increased competition as well as innovations by new and existing competitors in our market;
-	our ability to sustain our revenue growth rate in the future;
-	our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel;
-	our expectations of future operating results of financial performance;
-	our ability to attract and retain highly-skilled IT professionals at cost-effective rates;
-	our ability to retain continued services of our senior development team or other key employees;
-	our plans for growth and future operations, including our ability to manage our growth;
-	uncertainty concerning the current economic, political, and social environment in Latin America, specifically in Brazil, including changes in laws and regulations and in the interpretation thereof, and impacts of legal decisions by the Brazilian Federal Supreme Court (Supremo Tribunal Federal, or STF);
-	risks related to cybersecurity and data privacy, including our ability to prevent or mitigate data breaches, system attacks, and other cybersecurity incidents in an increasingly digitalized environment;
-	risks related to the evolution and adaptability of our business model due to global technology transformation, including developments involving the internet, cloud, and artificial intelligence;
-	changes and uncertainty related to U.S. trade policy and regulations, including increased tariffs, in regions in which we operate; and
-	the impact of pandemics, epidemics or disease outbreaks and measures taken in response thereto.

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

Certain Risks Relating to Our Business and Industry

-	If any of our largest clients terminates, decreases the scope of, or fails to renew its business relationship or contract with us, our revenues, business and results of operations may be adversely affected.
-	Our clients may terminate engagements before completion or choose not to enter into new engagements with us.
-	Geopolitical instability and military conflicts may erode client confidence and reduce technology spending, adversely affecting our revenue.
-	Degradation of the quality of the solutions we offer could diminish demand for our services or cause disruptions in our clients’ businesses, adversely affecting our ability to attract and retain clients, harming our business, results of operations and corporate reputation and subjecting us to liability.
-	Our business depends on a strong brand and corporate reputation.
-	We face intense competition.
-	We must attract and retain highly skilled IT professionals. Increases in our current levels of attrition may increase our operating costs and adversely affect our future business prospects.
-	We must maintain adequate resource utilization rates and productivity levels.
-	Our profitability could suffer if we are not able to maintain favorable pricing.
-	We have experienced, and may in the future experience, a long selling cycle with respect to certain projects that require significant investment of human resources and time by both our clients and us.
-	Our cash flows and results of operations may be adversely affected if we are unable to collect on billed and unbilled receivables from clients.
-	If we fail to offer high-quality client support, our business and reputation could suffer.
-	Our revenue is dependent on a limited number of industry verticals, and any decrease in demand for technology services in these sectors or our failure to effectively penetrate new sectors could adversely affect our revenue, business, financial condition, results of operations and prospects.
-	If we are unable to comply with our contractual security obligations or are required to indemnify our clients for data breaches or any significant failure related to their equipment or systems, we may face reputational damage and lose clients and revenue.
-	Breaches of, or significant disruptions to, our information technology systems and solutions and those of our third-party service providers and subprocessors and unauthorized access to or misuse of the information and data we collect, transmit, use, store and otherwise process may cause us to lose current or future clients and our reputation and business may be harmed.
-	Changes in government policies, regulatory frameworks, and political developments could adversely impact our business, and financial condition.

Certain Risks Relating to Our Growth Strategy

-	We may not be able to sustain our revenue growth rate in the future.
-	We are focused on growing our client base internationally and may not be successful.
-	Potential future acquisitions could prove difficult to integrate, disrupt our business, dilute shareholder value and strain our resources.
-	If we do not continue to innovate and remain at the forefront of emerging technologies, including generative AI, and related market trends, we may lose clients and not remain competitive.
-	We are subject to numerous risks associated with the evolving market for products with artificial intelligence (AI) capabilities, and the evolving legal and regulatory landscape applicable to AI could adversely affect our business, financial condition and results of operations.

Certain Risks Relating to Our Organizational Structure

-	If we identify material weaknesses in the future or we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, which may adversely affect our business and stock price or cause our access to the capital market to be impaired.
-	We are dependent on members of our senior management team and other key employees, including key executives of acquired companies.
-	Changes in exchange rates for the currencies in which we conduct operations could adversely affect our financial condition and results of operations.
-	Our holding company structure makes us dependent on the operations of our subsidiaries.

Certain Compliance, Tax, Legal and Regulatory Risks

-	Changes in laws and regulations related to the Internet, emerging technologies, such as artificial intelligence, or changes in the Internet infrastructure itself may diminish the demand for our services, and could have a negative impact on our business.
-	We and our clients may be subject to new and evolving privacy and data protection-related laws and regulations that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data.
-	Changes in tax or labor laws, incentives or benefits, or differing interpretations of such laws may adversely affect our results of operations.

Certain Risks Relating to Brazil

-	Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.
-	The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares.
-	Risks related to the global economy may affect the perception of risks in other countries, particularly in the United States, Europe and emerging markets, adversely affecting the Brazilian economy and the market price of securities of issuers with principal operations in Brazil, including our Class A common shares.

Certain Risks Relating to Our Class A Common Shares

-	Shares prices, particularly of technology companies, are subject to significant volatility. Also, an active trading market for our Class A common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares and our ability to raise capital in the future may be impaired.
-	The dual class structure of our common stock has the effect of concentrating voting control with our Class B Shareholders and certain of our Class B Shareholders will have the right to appoint members to our board of directors; this will limit or preclude your ability to influence corporate matters.
-

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

We generate a significant portion of our revenues from our ten largest clients. During the year ended December 31, 2025, our largest client based on revenues accounted for 11.1% of our Revenue, and our ten largest clients together accounted for 42.9% of our Revenue. During the year ended December 31, 2024, our largest client, based on revenues, accounted for 7.6% of our Revenue, and our ten largest clients together accounted for 41.1% of our Revenue.

Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. The volume of work we perform for each client may vary from year to year, and as a result, a major client in one year may not provide the same level of revenues for us in any subsequent year. The technology services we provide to our clients, and the revenues associated with those services, may decline or vary as the type and quantity of technology services we provide change over time. Additionally, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and service terms.

Our clients may terminate engagements before completion or choose not to enter into new engagements with us.

A substantial part of our revenue for software development, maintenance services and consulting is typically generated from clients who also contributed to our revenue during the prior year. We constantly seek to obtain new engagements, and maintain relationships with existing clients when our current engagements are successfully completed or are terminated. Notwithstanding our efforts, our contracts provide that our clients can terminate many of our master services agreements and work orders with or without cause.

Our clients may terminate or reduce their use of our services for several reasons, including if they are not satisfied with our services, the value proposition of our services or our ability to meet their needs and expectations. Even if we successfully deliver on contracted services and maintain close relationships with our clients, many factors outside of our control could cause the loss of or reduction in business or revenue from our existing clients. These factors include, among other things:

-	the business or financial condition of that client or the economy generally;
-	a change in strategic priorities or vendor consolidation initiatives by our clients, resulting in a reduced level of spending or a decrease in the number of technology partners;
-	changes in the personnel at our clients who are responsible for procurement of information technology, or IT, services or with whom we primarily interact;
-	a demand for price reductions by our clients; and
-	mergers, acquisitions or significant corporate restructurings involving one of our clients.

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

Geopolitical instability and military conflicts may erode client confidence and reduce technology spending, adversely affecting our revenue.

We operate globally, and our business is directly influenced by the economic health and risk appetite of our clients. Escalating geopolitical tensions, such as the ongoing conflicts in Ukraine and the Middle East, as well as trade friction between major powers, create significant macroeconomic uncertainty. Unlike industrial companies that suffer primarily from physical supply chain disruptions, our primary exposure to these conflicts is commercial and budgetary. In times of uncertainty, our clients may prioritize cash preservation, leading them to freeze, delay, or cancel technology transformation projects. This reduction in demand would directly impact our revenue and growth prospects.

Furthermore, geopolitical instability can disrupt our global delivery model by imposing visa restrictions, travel limitations, or stricter immigration laws, hindering our ability to deploy professionals to client sites or between our delivery centers. Additionally, these conflicts often result in a heightened risk of state-sponsored cyber-attacks. Such incidents could disrupt the cloud infrastructure and third-party software tools we and our clients rely on, potentially leading to service interruptions. Any further escalation could result in severe market disruptions, negatively affecting demand for our services, our ability to collect payments across borders due to sanctions, and our overall financial condition.

Pandemics, epidemics or disease outbreaks, and measures taken in response thereto may impact our business, financial condition, results of operations and prospects.

Future pandemics (such as the Covid-19 pandemic), epidemics, or other health crises, and the measures taken to control them, could adversely affect our operations and financial results. Such events may limit our clients’ ability to continue to operate, obtain inventory, generate sales, invest in digital solutions or make timely payments to us.

Another health crisis could delay or disrupt the ability of employees to work because they become sick or are required to care for those who become sick, or for dependents for whom external care is unavailable. It could cause delays or disruptions in services provided by key suppliers and vendors, make us and our service providers more vulnerable to security breaches, denial of service attacks or other hacking or phishing attacks, or have other unpredictable effects, including negative impacts on employee mental health and well-being, which could lead to reduced productivity or increased attrition.

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

Our clients expect a consistent level of quality in the provision of our solutions and services. Our clients use our products for important aspects of their businesses. Any errors, defects, security vulnerabilities, service interruptions or disruptions to our products and any other performance problems with our products could disrupt and cause damage to our clients’ businesses. Although we regularly update our products and employ quality assurance processes, our solutions, including those developed with the assistance of Artificial Intelligence (AI) tools or incorporating open-source components, may contain undetected errors, vulnerabilities, or "bugs" when first released. Specifically, the increasing reliance on AI coding assistants introduces the risk of "hallucinations" or subtle logic errors that may evade traditional testing methods. Real or perceived failures in our products could result in negative publicity, loss of market acceptance, lower client retention, or claims for losses. In such events, we may be required to expend significant resources to correct the problem, increasing our costs.

Any defects, whether human-coded or AI-generated, or failure to meet clients’ expectations could result in claims for substantial damages against us. Our contracts generally limit our liability, but there can be no assurance that these provisions will be enforceable or will otherwise protect us from liability for damages if we are subject to any client.

In addition, liabilities related to intellectual property infringement (including risks associated with AI-generated code resembling protected works), data protection breaches, or confidentiality obligations could be substantial. The successful assertion of large claims against us could materially adversely affect our business. A client could also share information about bad experiences on social media, or other publicly available channels, which could result in harm to our reputation.

In certain instances, we guarantee to clients that we will complete a project by a scheduled date or maintain certain service levels (SLAs). We are generally not subject to monetary penalties for failing to complete projects by the scheduled date, but may suffer reputational harm and loss of future business if we do not meet our contractual commitments. In addition, if the project experiences a performance problem, we may not be able to recover the additional costs we will incur, which could exceed the revenue realized from a project.

Our contracts could be or become unprofitable.

Most of the services performed by us are usually charged at monthly rates agreed upon at the time we enter into the contracts. The rates and other pricing terms negotiated with our clients are highly dependent on the internal forecasts of our operating costs and predictions of increases in those costs influenced by marketplace factors, as well as the proposed scope of work. Typically, we do not have the ability to increase the rates established at the outset of a client service agreement, other than on an annual basis and are often subject to caps. Independent of our right to increase our rates annually, client expectations regarding the anticipated cost of our services may limit our practical ability to increase our rates for ongoing work.

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

We face intense competition.

The market for technology and IT solutions and services is intensely competitive, highly fragmented and subject to rapid change and evolving industry standards and we expect competition to intensify. We believe that the principal competitive factors that we face are the ability to innovate ; technical expertise and industry knowledge; end-to-end solution offerings including the integration of AI capabilities; location of operation; price; reputation and track record for high-quality and on-time delivery of work; effective employee recruiting; training and retention; responsiveness to clients’ business needs; scale; and financial stability.

Our primary competitors include technology transformation and software engineering service providers, such as Endava plc, Globant S.A, EPAM Systems Inc. and Thoughtworks Holding, Inc. Other competitors include traditional IT services companies, such as Accenture plc, Capgemini SE, Cognizant Technology Solutions Corporation and Tata Consultancy Services Limited. To a lesser extent, other competitors include digital agencies and consulting companies, such as Deloitte Digital, McKinsey & Company, Omnicom Group Inc., Publicis Sapient, NTT Data and WPP plc. Many of our competitors have, and our potential competitors could have, substantial competitive advantages such as substantially greater financial, technical and marketing resources, greater name recognition, longer operating histories, greater client support resources, lower labor and development costs, and larger and more mature intellectual property portfolios. We also face emerging competition from “AI-native” software development firms that leverage generative AI to deliver code at significantly lower costs and higher speeds than traditional providers.

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

In addition, the technology industry generally experiences a significant rate of turnover of its workforce. There is a limited pool of individuals with the skills and training needed to help us grow our company. We compete for such talented individuals not only with other companies in our industry but also with companies in other industries, such as software services, engineering services, financial services and technology generally, among others. Furthermore, the widespread adoption of remote work has intensified competition, allowing international companies to hire talent directly in our delivery regions, often offering compensation in foreign currencies.

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

Our profitability and the cost of providing our services are affected by the utilization rates of our employees in the locations in which we operate. If we are not able to maintain appropriate utilization rates for our employees involved in delivering our services, our profit margin and our profitability may suffer. Our utilization rates are affected by a number of factors, including:

-	our ability to promptly transition our employees from completed projects to new assignments and to hire and integrate new employees;
-	our ability to forecast demand for our services and thereby maintain an appropriate number of employees in each of the locations in which we operate;
-	our ability to deploy employees with appropriate skills and seniority to projects;
-	our ability to manage the attrition of our employees;
-	our need to devote time and resources to training, professional development and other activities that cannot be billed to our clients; and
-	our ability to effectively reskill and retrain our workforce to adapt to rapidly changing technological demands, such as AI.

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

Our profitability and operating results are dependent on the rates we are able to charge for our services. Our rates are affected by a number of factors, including:

-	our clients’ perception of our ability to add value through our services;
-	our competitors’ pricing policies;
-	bid practices of clients and their use of third-party advisors;
-	the ability of large clients to exert pricing pressure;
-	changes in tax laws and regulations, specifically the implementation of the Brazilian tax reform, and our ability to successfully pass on any resulting increases in tax burdens to our clients;
-	employee wage levels and increases in compensation costs;
-	employee utilization levels;
-	our ability to charge premium prices when justified by market demand or the type of service; and
-	general economic conditions, including inflation rates.

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

Macroeconomic conditions, such as high interest rates or a potential credit crisis in the global financial system as well as in the local markets in which we operate, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables balance and our provision for doubtful debts.

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

Our clients rely on our personnel to support their technology solutions. The provision of high-quality support is important to the renewal and expansion of our agreements with existing clients. The importance of high-quality support will increase as we expand our business and pursue new clients, particularly mid-market and large enterprise clients.

If we do not assist our clients quickly resolve issues or fail to provide effective ongoing support, our ability to sell new solutions to existing and new clients could suffer and our reputation with existing or potential clients could be harmed.

Our revenue is dependent on a limited number of industry verticals, and any decrease in demand for technology services in these sectors or our failure to effectively penetrate new sectors could adversely affect our revenue, business, financial condition, results of operations and prospects.

Historically, we have focused on developing industry expertise and deep client relationships in a limited number of industry verticals. As a result, our revenue has been generated by clients operating in the financial services, retail and industrial goods, consumer goods, technology and telecommunications, life sciences and other industry verticals. Revenue from the Financial Services, Retail and Industrial Goods, Consumer Goods, Technology and Telecommunications, Life Sciences and others industry verticals represented 36.1%, 20.8%, 19.8%, 9.6%, 8.0% and 5.7% of Total Revenue for the fiscal year ended December 31, 2025, respectively, and 28.8%, 19.6%, 21.8%, 11.5%, 9.2% and 9.1% of Total Revenue for the fiscal year ended December 31, 2024, respectively. Our business growth largely depends on continued demand for our services from clients in these sectors, and any slowdown or reversal of the trend to spend on technology services in these sectors could result in a decrease in the demand for our services and materially adversely affect our revenue, business, financial condition, results of operations and prospects.

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

The services we provide are often critical to our clients’ businesses. Certain of our client contracts require us to comply with security obligations, which could include maintaining network security and backup data, protecting against malware and ransomware, securing our software supply chain, and strictly governing the use of generative AI tools to prevent data leakage. Any failure in a client’s or third-party service provider’s system, whether or not a result of or related to the services we provide, or a breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us.

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

Despite our efforts with respect to security measures, this information, and the information technology systems that are used to store and otherwise process such information, including those information technology systems of our service providers and subprocessors, may be vulnerable to cyberattacks and other security threats. These threats are evolving rapidly and include AI-driven social engineering (such as deepfakes and sophisticated phishing), ransomware attacks involving data exfiltration, and malicious or inadvertent acts of employees or AI-coding assistants.

While we strive to maintain reasonable preventative and data security controls, it is not possible to prevent all security threats to our systems and data and those of our third-party service providers, over which we exert less control. In addition, cybersecurity threats and techniques used to obtain unauthorized access, disable or degrade service or sabotage systems continue to increase, evolve in nature and become more sophisticated. Specifically, the widespread availability of Generative AI tools lowers the barrier to entry for cybercriminals, allowing them to launch more frequent and complex attacks against our infrastructure.

If any person circumvents or otherwise compromises our network security, accidentally exposes our data or code, or causes our systems to malfunction, or misappropriates data or code that belongs to us, our clients or our clients’ end users, we could face significant adverse impacts, including those related to breach of contract, diversion of management resources, mandatory public disclosure of such incidents, which could amplify reputational harm. We may also face substantial costs relating to mitigation and remediation of such problems, regulatory actions, penalties, fines, and litigation related to information security.

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

We may not obtain, or be able to transfer, sufficient intellectual property rights in our work product, including AI-generated outputs to comply with our obligations to our clients and we may not be able to prevent unauthorized use of our intellectual property. We may also be subject to claims by third parties asserting that we, the companies we have acquired, our employees or our independent contractors have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

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

In addition, the risks described above may be further exacerbated by the use of AI. This technology is increasingly applied to projects to enhance scalability and agility in deliverables. However, there is currently no legislation that guarantees intellectual property rights related to the results generated by these tools.

If our current insurance coverage is or becomes insufficient to protect against losses incurred, our business, financial condition, results of operations and prospects may be adversely affected.

We provide technology services that are critical to our clients’ businesses. If we were to default in the provision of any contractually agreed-upon services, our clients could suffer significant damages and make claims against us for those damages. Our insurance coverage is very limited, for instance, CI&T Brazil’s errors and omissions liability coverage for all of its services is limited to R$11 million, subject to lower sub-limits in certain cases. Our insurance policies, including our errors and omissions insurance, may be inadequate or insufficient to compensate us for the potentially significant losses resulting from claims arising from breaches of our contracts, disruptions in our services, failures or disruptions to our infrastructure, catastrophic events and disasters or otherwise. Additionally, while some CI&T entities, such as CI&T US, have cyber insurance, CI&T Brazil does not currently carry this coverage. This absence of cyber insurance may leave us vulnerable to potential losses that could exceed our financial resources. Further, such insurance may not be available to us in the future on economically reasonable terms, or at all. To the extent client damages are deemed recoverable against us in amounts substantially in excess of our insurance coverage, or if our claims for insurance coverage are denied by our insurance carriers for any reason, including reasons beyond our control, there could be a material adverse effect on our revenue, business, financial condition, results of operations and prospects.

We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could subject us to fines and reputational harm, which could in turn harm our business, financial condition or results or operations.

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations that affect us include: those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; bank secrecy laws, data protection and privacy laws and regulations; and securities and exchange laws and regulations. For instance, laws and regulations regarding privacy and the collection, storage, use, retention, processing, transfer, transmission, disclosure and protection of personal, sensitive or other regulated data are developing and evolving to take into account the changes in cultural and consumer attitudes towards the protection of personal data. See “Certain Compliance, Tax, Legal and Regulatory Risks” for further information related to our obligations to comply with increased or changing laws and regulations affecting our business. There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment.

Internet regulation in Brazil is still limited and several legal issues related to the internet are uncertain.

Brazil has enacted laws and regulations governing the use of the internet and the processing of personal data, including the Brazilian Civil Rights Framework for the Internet (Marco Civil da Internet) and the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais – LGPD). These laws impose obligations relating to, among other matters, data protection, privacy and the provision of internet-based services, and authorize Brazilian authorities to impose administrative and judicial penalties for non-compliance, including fines, mandatory disclosures and restrictions or suspensions on data processing activities. In certain circumstances, liability for violations may extend to foreign parent companies.

Compliance with these laws and regulations may require significant operational adjustments and increased costs. Any failure to comply could subject us to investigations, administrative or judicial proceedings, significant penalties, and reputational harm, which could adversely affect our business, results of operations and financial condition.

In addition, Brazil’s internet and data protection regulatory framework is relatively recent and continues to evolve. Limited and inconsistent regulatory guidance and case law may result in legal uncertainty and unpredictable interpretations or enforcement, which could lead to adverse rulings, additional compliance burdens and further reputational or financial harm.

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

Changes in government policies, regulatory frameworks, and political developments could adversely impact our business, and financial condition.

Political and regulatory uncertainty, particularly in the United States, may lead to shifts in regulations, tax regimes, and trade restrictions. Further government actions may result in changes to trade policies, tariffs, tax treatment, or regulatory frameworks, which could adversely impact our business, U.S. operations, and financial results. Any modifications to trade agreements, tax policies, or regulatory frameworks affecting cross-border services in the regions in which we operate or serve clients could increase our operational costs, impact our clients’ operational costs, reduce demand for our services, or require adjustments to our delivery model, potentially affecting our business and financial performance. In particular, the imposition or expansion of tariffs may increase our clients’ overall cost structures, which could lead them to reduce spending on technology and digital transformation initiatives. The ultimate impact of these developments will depend on various factors, including whether such measures are implemented, their timing, scope, duration, and the existence of retaliatory measures by affected countries. While we continue to monitor political and regulatory developments and assess their potential impact on our operations and financial outlook, there can be no assurance that we will be able to fully offset any adverse effects, which could materially impact our results of operations and financial condition.

Certain Risks Relating to Our Growth Strategy

We may not be able to sustain our revenue growth rate in the future.

We have experienced double-digit Revenue Growth in 2025. Our Revenue increased 11.5% in December 31, 2025 and decreased 1.8% in December 31, 2024, respectively, compared to the prior year. At constant currency we had 13.2% growth in 2025 and 1.3%, respectively, compared to the prior year. We may not be able to sustain revenue growth consistent with our recent history or at all. You should not consider our revenue growth in recent periods as indicative of our future performance. We believe our ability to attract new clients and our revenue growth depends on a number of factors, including:

-	our current or potential clients’ spending levels;
-	competitive factors affecting the technology transformation market, including the introduction of competing services, discount pricing and other strategies that may be implemented by our competitors;
-	our ability to execute our growth strategy and operating plans;
-	our clients’ level of satisfaction with our solutions;
-	changes in our relationships with third parties, including our business partners, app developers, theme designers, referral sources and payment processors;
-	the timeliness and success of our solutions;
-	the frequency and severity of any system outages;
-	technological change;
-	our ability to adequately obtain, maintain, protect and enforce our intellectual property and proprietary rights;
-	concerns relating to actual or perceived breaches of our IT systems or the data contained therein; and
-	our focus on long-term value over short-term results, through strategic decisions that may not maximize our short-term revenue or profitability, if we believe that the decisions are consistent with our mission and will improve our financial performance over the long term.

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

Moreover, as we introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and it may require substantial management efforts and skills to mitigate these risks and challenges. We expect to continue to spend substantial financial and other resources on, among other things:

-	investments in our IT team, improvements in security and data protection, the development of new products, features and functionality and enhancements to our solutions;
-	Investments in our intellectual property, including CI&T Flow, our AI management system;

-	sales and marketing, including the continued expansion of our direct sales and marketing programs, focusing on our international expansion as well as our domestic market;
-	expansion of our operations and infrastructure, both domestically and internationally; and
-	general administration, including legal, accounting and other expenses related to being a public company.

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

We are focused on geographic expansion, particularly in North America. In the year ended December 31, 2025, 43.4% of our Revenue came from clients in North America, a decrease of 0.9 percentage point compared to the year ended December 31, 2024. In the year ended December 31, 2024, 44.3% of our Revenue came from clients in North America, an increase of 0.6 percentage points compared to the year ended December 31, 2023. We have made significant investments to expand in North America, however, our ability to add new clients depends on a number of factors, including the market perception of our services, our ability to successfully add nearshore delivery center capacity and pricing, competition and overall economic conditions. If we are unable to retain existing clients and attract new clients in North America and elsewhere, we may be unable to grow our revenue and our business and results of operations could be adversely affected.

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

Integrating the operations of acquired businesses successfully or otherwise realizing any of the anticipated benefits of acquisitions, including anticipated cost savings and additional revenue opportunities, involves a number of potential challenges. The failure to meet these integration challenges could seriously harm our financial condition and results of operations. Realizing the benefits of acquisitions depends partly on the integration of operations and personnel. These integration activities are complex and time-consuming, and we may encounter unexpected difficulties or incur unexpected costs, including:

-	our inability to achieve the operating synergies anticipated in the acquisitions;
-	diversion of management attention from ongoing business concerns to integration matters;
-	consolidating and rationalizing information technology platforms and administrative infrastructures;
-	identifying and remediating cybersecurity vulnerabilities or data privacy non-compliance in the acquired company's systems;
-	complexities associated with managing the geographic separation of the combined businesses and consolidating multiple physical locations;
-	retaining IT professionals and other key employees;
-	integrating personnel from different corporate cultures while maintaining focus on providing consistent, high quality service;
-	demonstrating to our clients and to clients of acquired businesses that the acquisition will not result in adverse changes in client service standards or business focus;
-	possible cash flow interruption or loss of revenue as a result of transitional matters; and
-	inability to generate sufficient revenue to offset acquisition costs.

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

If we do not continue to innovate and remain at the forefront of emerging technologies, including generative AI, and related market trends, we may lose clients and not remain competitive.

Our success depends on delivering innovative solutions that leverage emerging technologies and market trends to generate business impact. Technological advances in the technology services industry are constant and increasingly reliant on data engineering, generative AI, digital analytics, and business intelligence. The rapid evolution of these technologies has accelerated the pace of obsolescence for traditional software development methodologies.

As a result, we must continue to invest significant resources to stay abreast of technology developments in order to deliver solutions that our clients will continue to purchase. We cannot guarantee that product enhancements and new solutions will perform as well as, or better than, our existing offerings. In particular, if we fail to effectively integrate generative AI into our delivery processes, our services may be perceived as less efficient or more costly than those of competitors that have successfully adopted such technologies. Product enhancements and new solutions we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may have interoperability difficulties or may not achieve the broad market acceptance necessary to generate significant revenue.

In addition, we must understand our clients’ evolving needs and anticipate changes in the relationship between businesses and their end-consumers. Shifts in consumer habits and demand, including the widespread adoption of AI agents and automation by our clients, may fundamentally change demand from traditional services, such as hiring external developers, to alternative models, such as licensing AI-based solutions, which could reduce the total addressable market for our services.

If we are unable to anticipate technological developments, adopt innovative technologies, enhance our existing solutions or develop and introduce new solutions to keep pace with such changes and meet changing client needs, we may lose clients and our revenue and results of operations could suffer. Our results of operations could also be adversely affected if our employees are not sufficiently responsive to client needs or are unable to assist clients in driving innovation and bringing innovative ideas to market. In addition, our competitors, including new or existing competitors that adopt AI-first approaches, may offer engineering, design and innovation services that are, or that are perceived to be, substantially similar or better than those we offer. This may force us to reduce our daily rates and to expend significant resources to remain competitive, which we may be unable to do profitably or at all. Because many of our clients regularly engage multiple IT service providers, these competitive pressures may be more pronounced than in other industries.

We are subject to numerous risks associated with the evolving market for products with artificial intelligence (AI) capabilities, and the evolving legal and regulatory landscape applicable to AI could adversely affect our business, financial condition and results of operations.

The markets and applications for products with AI capabilities are evolving rapidly. The evolution of these technologies are difficult to predict, and may affect the demand for our products and services. We use machine learning and AI technologies in our services, platforms and solutions, and we are making investments to expand our AI capabilities, including ongoing deployment and improvement of existing machine learning and AI technologies, as well as developing new product features using AI technologies, such as the CI&T FLOW, our AI management system, launched in 2023. The investments we have been making to develop products and intellectual property to address what we believe will be increasing demand for AI capabilities may not be sufficient, and we face significant hurdles, including whether demand will materialize, and whether we will be successful in developing products that can compete with offerings by established competitors.

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

We may need additional capital, and failure to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

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

Certain Risks Relating to Our Organizational Structure

If we identify material weaknesses in the future or we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, which may adversely affect our business and stock price or cause our access to the capital market to be impaired.

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

We are subject to certain reporting requirements of the Exchange Act, and the other rules and regulations of the SEC and the NYSE. We are also subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These rules and regulations increase our legal, accounting and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. As of the date of this document, our director and officer liability insurance coverage is limited to US$11 million. New rules and regulations relating to information disclosure (including cybersecurity risk), financial reporting and controls and corporate governance, which could be adopted by the SEC, the NYSE or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

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

Our future success heavily depends upon the continued services of our senior management team, particularly, our Chief Executive Officer, key executives of acquired companies, and other key employees. We currently do not maintain key person life insurance for any of the members of our senior management team, key executives or other key employees. Our entitlement to receive notice of an executive offer or senior executive terminating their respective employment varies across offices and positions and for some positions, no notice is required. We seek to incentivize retention by granting our senior executives stock options and we are consistently assessing the market to align our executive compensation packages. However, if one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily, on a timely basis or at all. The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business, and could affect our corporate culture. In addition, if the perceived value of our stock declines, it may adversely affect our ability to recruit and retain highly skilled employees.

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

A portion of the revenues, trade receivables and debt of our Brazilian subsidiary are denominated in U.S. dollars, and given that ITS functional currency is the Brazilian real, changes in exchange rates may result in losses or gains on our net U.S. dollar denominated indebtedness and accounts receivable.

In 2025, we had net foreign exchange losses of US$964 compared to net foreign exchange gains of US$1,893 in 2024. In addition, changing values of the Brazilian real, the Canadian dollar, the Colombian Pesos, the Chinese yuan and other currencies against the U.S. dollar affects our results since a relevant portion of our revenue is denominated in the U.S. dollar, while our costs are mostly Brazilian reais. We expect currency fluctuations to continue to affect our financial income, expenses and cash flow generation.

As of December 31, 2025, the U.S. dollar commercial selling rate published by the Central Bank was R$5.5024 per US$1.00, which represents a 11.14% decrease as compared to the selling rate of R$6.1923 per US$1.00 as of December 31, 2024. Significant volatility in currency prices, among other factors, may also result in disruption of foreign exchange markets, which could limit our ability to transfer or to convert certain currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. The central banks and governments of the countries in which we operate may institute restrictive exchange rate policies in the future and impose taxes on foreign exchange transactions. The Company may enter into hedge activities to mitigate the risk related to changes in exchange rates.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We are a Cayman Islands-exempted company with limited liability. As a holding company, our corporate purpose is to invest, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, where most of our operations are located, in the United States, where a significant amount of our revenues come from, and other countries such as the United Kingdom, Portugal, Canada, China, Japan, Australia, Colombia, the Philippines and Singapore. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations and, in turn, the payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our Class A common shares, could be restricted under financing arrangements that we or our subsidiaries may enter into in the future and we and such subsidiaries may be required to obtain the approval of lenders to make such payments to us in the event they are in default of their repayment obligations. Furthermore, we may be adversely affected if the Brazilian government, or the governments of any of the jurisdictions in which our subsidiaries are located, impose legal restrictions on dividend distributions by our existing subsidiaries. Exchange rate fluctuations will also affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries.

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

Certain Compliance, Tax, Legal and Regulatory Risks

Changes in laws and regulations related to the Internet, emerging technologies such as artificial intelligence, or changes in the Internet infrastructure itself may diminish the demand for our services, and could have a negative impact on our business.

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication and business applications, including as a platform for the development, deployment and use of AI-enabled solutions. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet and of artificial intelligence as a commercial medium. Legislators, regulators and courts may make legal and regulatory changes or apply existing laws that require us to incur substantial costs, expose us to unanticipated civil or criminal liability, cause us to change our business practices, or bring legal uncertainty to our business. Changes in these laws or regulations, or in their interpretation, could impact internet neutrality, tariffs, content, copyright protection, distribution, electronic contracts and other communications, consumer protection, data privacy and the development of AI technologies, and adversely affect the demand for our services or require us to modify our solutions to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees, or other charges for accessing the internet or commerce conducted via the internet or for the use of certain AI-enabled services. These laws or charges could limit the growth of internet-related commerce or communications generally, or constrain the adoption of AI-enabled solutions, resulting in reductions in the demand for technology services such as ours. Also, such laws and regulations are often inconsistent and may be subject to amendment or re-interpretation, which may cause us to incur significant costs and expend significant effort to ensure compliance. These laws and regulations and resulting increased compliance and operational costs could materially harm our business, results of operations and financial condition.

In addition, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, including those associated with AI, security, reliability, cost, ease of use, accessibility, and quality of service. The performance of the internet and its acceptance as a business tool have been adversely affected by “ransomware,” “viruses,” “worms,” “malware,” “phishing attacks,” “data breaches” and similar malicious programs, behavior, and events, and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these or any other issues, including issues affecting the availability, performance or regulation of AI-enabled services, demand for our services and solutions could suffer, and our business, financial condition, results of operations and prospects may be materially adversely affected.

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

In addition, our financial condition and results of operations may decline if certain tax incentives are not retained or renewed. For a discussion of certain key tax benefits, see “Taxation.” The Brazilian Federal Government enacted the Tax Reform. This reform simplifies the system by replacing five consumption taxes (PIS, COFINS, and ISS) with a dual VAT system (IBS and CBS) and an Excise Tax (IS). The regulations for the new regime were partially enacted through Complementary Law No. 214/2025 (formerly PLP 68/24), which established the general rules, rates, and taxpayers. Additional regulations concerning the administrative management of the new taxes (formerly PLP 108/24) are subject to legislative conclusion. Moreover, the implementation will follow a transition period starting in 2026 with a test phase, evolving into full implementation by 2033. Resulting changes in tax burden, compliance costs, or delays in the approval of the administrative regulations may adversely affect our results and operations.

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

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised) (the “Economic Substance Act”). The Economic Substance Act is supplemented by the issuance of related Guidance on Economic Substance for Geographically Mobile Activities, version 3.2 of which was issued in July 2022. We are currently subject to the Economic Substance Act. As we are a Cayman Islands exempted company, compliance obligations include filing annual notifications for us, which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. Given our business activities and operations may change from time to time, it is difficult to predict if we will continue to be subject to the Economic Substance Act and the impact that the Economic Substance Act could have on us and our subsidiaries. For example, compliance with any applicable obligations may create significant additional costs that may be borne by us or otherwise affect our management and operation. We will continue to consider the implications of the Economic Substance Act on our business activities and operations and reserve the right to adopt such arrangements as we deem necessary or desirable to comply with any applicable requirements. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

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

If we are unable to renew or obtain such licenses, we may be subject to certain penalties, which include the imposition of fines and/or the suspension or termination of our operations at the respective property. Any such administrative proceedings could result in financial penalties, reputational harm, and diversion of management attention, which could adversely affect our business, results of operations and financial condition.

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

The Brazilian currency has been historically volatile and devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden depreciations, periodic mini-depreciations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. On December 31, 2023, the Central Bank reported a real/U.S. dollar exchange rate of R$4.8413 per US$1.00, reflecting a 10.4% appreciation of the real against the U.S. dollar during 2023. On December 31, 2024, the Central Bank reported a real/U.S. dollar exchange rate of R$6.1923 per US$1.00, reflecting a 21.0% depreciation of the real against the U.S. dollar during 2024. On December 31, 2025, the Central Bank reported a real/U.S. dollar exchange rate of R$5.5024 per US$1.00, reflecting a 11.4% appreciation of the real against the U.S. dollar for the period from January 1 to December 31, 2025.

A depreciation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A depreciation of the real relative to the U.S. dollar may also decrease consumer spending, increase deflationary pressures and reduce economic growth.

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

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency depreciations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

-	expansion and contraction of the Brazilian economy, measured by the gross domestic product growth rates;
-	growth or downturn of the Brazilian economy;
-	interest rates and monetary policies;
-	exchange rates and currency fluctuations;
-	inflation;
-	liquidity of the domestic capital and lending markets;
-	import and export controls;
-	exchange controls and restrictions on remittances abroad and payments of dividends;
-	modifications to laws and regulations according to political, social and economic interests;
-	fiscal policy and changes in tax laws;
-	economic, political and social instability, including general strikes and mass demonstrations;
-	the regulatory framework governing the technology and internet sectors;
-	labor and social security regulations;
-	energy and water shortages and rationing;
-	commodity prices; and
-	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty about the implementation of reforms or changes by the Brazilian federal government generates instability in the Brazilian economy, as well as greater volatility in the domestic capital market. We cannot predict what measures the Brazilian federal government will take in the face of mounting macroeconomic pressures or otherwise.

Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil. The Brazilian markets have seen an increase in volatility due to the uncertainties resulting from investigations and institutional tensions between the Executive, Legislative and Judiciary branches. In addition, social and political unrest and demonstrations have exacerbated uncertainty around an already unstable political environment in Brazil, which may adversely affect our business, operations, results and share price.

Uncertainties regarding the current administration’s fiscal and economic policies, as well as the proximity of the 2026 general elections, may contribute to economic instability. These uncertainties and new measures may increase the volatility of the Brazilian securities market.

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

The market value of securities of an issuer with principal operations in Brazil is affected to varying degrees by economic and market conditions in other countries, including the United States, European countries and emerging market countries. Although economic conditions in the United States and European countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these countries may adversely affect the market value of securities of issuers with principal operations in Brazil, including our common shares. Moreover, crises, geopolitical instability, or significant developments in other countries and capital markets may diminish investors’ interest in securities of issuers with principal operations in Brazil, including our Class A common shares, and their trading price, limiting or preventing our access to capital markets and to funds to finance our operations on acceptable terms.

Economic, health, political, environmental or any other type of crisis that can impact the Brazilian economy can affect business confidence and corporate spending, which can adversely affect us.

Economic, health, political, environmental or any other type of crisis that can impact the Brazilian economy can affect corporate investment levels and the demand for technology services, which — in turn — can adversely affect us. Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with a contraction of 4.1% in 2020, a growth of 4.6% in 2021, a growth of 2.9% in 2022, a growth of 2.9% in 2023, a growth of 3.4% for the year ended December 31, 2024, and a growth of 2.3% for the year ended December 31, 2025.

Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact business confidence and corporate technology budgets, which could limit growth and ultimately have a material adverse effect on us.

The financial crisis that originated in the United States in the third quarter of 2008, for example, caused the dollar to rise against the real. This led to a credit restriction in the domestic market, increased unemployment rates, increased defaults, and, consequently, a reduction in investment in Brazil. Similarly, the political-economic crisis experienced in Brazil between 2013-2016 had a relevant impact on unemployment rates and forced many companies to reduce their operating expenses, including discretionary spending on IT projects. As a result of the COVID-19, pandemic which had a negative impact on the global economy, we believe that general economic uncertainty increased, which negatively impacted long-term strategic planning for some of our clients.

In addition, global macroeconomic instability, rising inflationary pressures, geopolitical tensions, such as the conflicts in Ukraine and the Middle East, and ongoing uncertainties surrounding interest rate policies in major economies, have created volatility in financial markets. These factors have contributed to fluctuations in the U.S. dollar against the real, impacting Brazil’s economic recovery and affecting corporate earnings, capital availability, and investment levels, which could have an adverse effect on us.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, “IPCA”), which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), Brazilian inflation rates were 4.26%, 4.83% and 4.62%, as of December 31, 2025, 2024 and 2023, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. Starting in 2021, Brazil’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil - COPOM) started to gradually increase the SELIC rate to control rising inflation, reaching a peak of 13.75% p.a. in August 2022. While COPOM initiated a monetary easing cycle in 2023, this cycle was interrupted, and rates were adjusted upward again in late 2024 due to renewed inflationary expectations and fiscal uncertainties. As of December 31, 2025, the SELIC rate target was 15% per year.

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

In 2025, Brazil’s ratings continued to reflect its ongoing fiscal and structural challenges alongside improvements in economic indicators and governance. Standard & Poor’s maintained Brazil’s rating at BB with a stable outlook, Moody’s maintained Brazil’s sovereign credit rating at Ba1 with a stable outlook, and Fitch reaffirmed Brazil’s rating at BB with a stable outlook. As of the date of this annual report, Brazil’s sovereign credit ratings were BB (stable) by Standard & Poor’s, Ba1 (stable) by Moody’s, and BB (stable) by Fitch. However, there can be no assurance that rating agencies will maintain or further upgrade Brazil’s sovereign credit ratings. Any downgrade or adverse revision to Brazil’s credit outlook may adversely affect us.

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

In addition to the risks described above, the market price of our Class A common shares may be influenced by many factors, some of which are beyond our control, including:

-	actual or forecast fluctuations in revenue or in other operating and financial results;
-	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;
-	action by securities analysts who begin or continue to cover us, changes in the financial estimates of any securities analysts who follow our company or our failure to meet these estimates or investors’ expectations;
-	announcements by us or by our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;
-	shifts in investor sentiment regarding the impact of Artificial Intelligence on the IT services sector, which can cause sector-wide sell-offs regardless of our individual performance;
-	negative media coverage or publicity affecting us, whether true or not;
-	changes in the operating performance and stock market valuations of technology transformation companies in general, including our competitors;
-	fluctuations in the price and volume of the stock market in general, including as a result of trends in the economy as a whole;
-	threats of lawsuits and actions brought against us or decided against us;
-	developments in the legislation or regulatory action, including interim or final decisions by judicial or regulatory bodies;
-	changes in accounting standards, policies, guidelines, interpretations or principles;
-	any significant changes in our board of directors or management;
-	any security incidents or public reports of security incidents related to us or our sector;
-	statements, comments or opinions from public officials that our offerings are or may be illegal, regardless of interim or final decisions of judicial or regulatory bodies; and
-	other events or factors, including those resulting from war, terrorist incidents, natural disasters or responses to such events.

In addition, price and volume fluctuations in the stock markets have affected and may continue to affect the stock prices of many technology companies. Often, stock prices may fluctuate in ways that are unrelated or disproportionate to the operating performance of companies. This volatility may be further exacerbated by algorithmic trading, high-frequency trading, and the prevalence of passive investment funds that may trade our shares based on sector trends rather than our specific fundamentals.

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

As of the date of this annual report, we have 23,802,836 Class A common shares and 110,776,570 Class B common shares outstanding. Our shareholders or entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their Class A common shares, the market price of our Class A common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A common shares to decline.

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

If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. Specifically, we would be required to file periodic reports and financial statements on U.S. domestic forms, such as quarterly reports on Form 10-Q and current reports on Form 8-K. We would also become subject to the proxy solicitation rules under Section 14 of the Exchange Act and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer. Furthermore, as a U.S. domestic issuer, we would no longer be eligible to rely on certain exemptions from NYSE corporate governance requirements that currently allow us to follow Brazilian home country practices, including requirements regarding the independence of a majority of our board of director and independent director oversight of executive compensation and director nominations. Losing these exemptions would require us to significantly restructure our board of directors and board committees, which could increase our compliance cost and reduce our flexibility in structuring our corporate governance.

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

Furthermore, we are a holding company with no material direct operations. Our ability to pay dividends in the future, if we choose to do so, will depend on our receipt of cash dividends and distributions from our operating subsidiaries, primarily in Brazil. These subsidiaries may be subject to legal, regulatory, or contractual restrictions including debt covenants and applicable currency control regulations, that could limit their ability to transfer cash to us.

Holders of our Class B common shares have preemptive rights to acquire shares that we may sell in the future, which preemptive rights are only exercisable with Class B Shareholder Consent, which may reduce our flexibility or adversely affect the timing or terms on which we are able to raise funds.

Under our Memorandum and Articles of Association, the Class B Shareholders are entitled to preemptive rights to purchase additional common shares in the event that there is an increase in our share capital and additional common shares are issued (which may only be exercised with Class B Shareholder Consent), upon the same economic terms and at the same price, in order to maintain their proportional ownership interests. The exercise by holders of our Class B common shares of their preemptive rights may limit the quantity of shares available to new investors or otherwise adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information see “Additional Information — B. Memorandum and Articles of Association — Description of Share Capital — Preemptive or Similar Rights.”

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

Our dual class capital structure may limit our inclusion in certain stock indices. While some index providers, such as S&P Dow Jones Indices, have recently relaxed restrictions on companies with multiple-class share structures, others, such as FTSE Russell and MSCI, continue to impose strict eligibility criteria related to voting rights and public float. Consequently, our dual class structure may prevent our Class A common shares from being included in these indices or reduce their weight within them.

Exclusion from, or low weighting in, major indices, could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

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

ITEM 4.                        INFORMATION ON THE COMPANY

A.           History and Development of the Company

CI&T Software S.A. was founded in 1995 in Brazil and began working with research and development (R&D) companies for software development before expanding to provide technical services to “nearshore” customers. During this period, we evolved from a niche R&D internet software company operating in Brazil to a global technology transformation specialist, helping clients navigate change to deliver accelerated business impact, with deep expertise across AI, strategy, customer experience, software development, cloud services, data, and more. Over the course of 30 years of operations, we have demonstrated a strong track record of revenue growth. Currently, we are operating globally with over 7,993 professionals across 11countries, and with a client list consisting of over 150 large enterprises and fast-growing companies from several industries across the globe. Forrester Research, a leading global market research company, has recognized CI&T as a Leader in The Forrester Wave™: Modern Application Development Services. As of December 31, 2025, our clients are located mainly in Brazil and the United States, which accounted for 47.1% and 43.4% of our Revenue, respectively.

In 2019, Advent International, or Advent, a global private equity firm and asset manager, raised funds with investors, making a strategic minority investment in CI&T through Advent-Managed Vehicles. Meanwhile, our founders, Cesar Nivaldo Gon, Bruno Guiçardi Neto and Fernando Matt Borges Martins, remained the majority shareholders of the business. This strategic and financial partnership has enabled us to accelerate our global growth strategy, which is focused on increasing market share and brand awareness, attracting new talent, strengthening capabilities and expanding geographically. With its deep sector expertise, global platform, and operational resources, Advent has helped us build on our strong momentum.

We successfully expanded our operations in 2020, opening “nearshore” service hubs in Europe (London and Lisbon) and Canada, and continued our global expansion with a push into Australia. Our expansion into these countries offers our global clients worldwide coverage and enables us to target new ones. In 2021, we expanded our China delivery center with a new office in Chengdu. As global development centers, these “nearshore” hubs are focused on expanding our technology integration services to support our engagements with our clients. We expect that these “nearshore” hubs will allow us to increase our delivery capacity of solutions to major international brands operating in the key markets of North America and Europe and enable us to energize innovation and technology transformation worldwide.

On November 10, 2021, our Class A common shares began trading on the NYSE under the symbol “CINT” in connection with our initial public offering.

Since then, we completed a number of acquisitions, including Somo Global Ltd, Box 1824 Planejamento e Marketing Ltda., Transpire Technology Pty Ltd and NTERSOL Consulting LLC.

B.           Business Overview

We operate as a global partner in tech-integrated business solutions, helping organizations address complex challenges by integrating business strategy, technology, and artificial intelligence into a single, coherent operating model. Our approach is designed to move clients beyond isolated technology initiatives toward scalable, measurable business outcomes.

CI&T enables technology transformation for some of the world’s largest enterprises and fast-growing companies. As companies race to provide their end-customers with a digital-first experience, our highly talented multidisciplinary teams of strategists, designers and engineers bring a 30-year track record of accelerating business innovations through our end-to-end scalable technology solutions. Through our collaborative approach, we are deeply embedded within our clients’ organizations helping drive technology transformation in their day-to-day business operations and strategic thinking. We do this at scale with a global presence of over 7,993 professionals spread across 11 countries. As a result, many blue-chip companies and fast-growing companies across geographies and industry verticals trust CI&T as their partner for technology transformation.

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

Born in the digital space, CI&T has been at the forefront of innovation delivering business impact by transforming ideas into reality. Our end-to-end offering starts by addressing our clients’ challenges and identifying opportunities where technology can create value (Strategy), then iterating with multidisciplinary teams to create viable solutions (Design) and finally, implementing these digital products and platforms at speed and scale (Engineering). We believe this approach uniquely positions us to capitalize on the massive scale and continuous growth within the technology transformation services market.

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

Our Growth Units are further supported by our PowerHouses, specialized teams with deep digital competencies that help our clients remain updated with the latest emerging trends and technologies regardless of their sector. By empowering smaller teams, we have found that our employees remain more engaged and entrepreneurial while we continue to expand our global reach and scale. Through the use of our Squads, Growth Units and PowerHouses, we believe that we can bring together everything that our clients need in terms of technology competencies as we aim to assemble teams that:

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

In July 2023, we launched CI&T FLOW, our groundbreaking AI management system, that redefines the very essence of software and digital development. With its comprehensive set of engines powered by AI, CI&T FLOW unleashes hyper-productivity, igniting a new level of efficiency and innovation.

As specialists in AI-first enterprise transformation, we bring the expertise to scale AI adoption effectively within organizations. This strategy empowers our teams to create tailored and impactful solutions, improving client experiences through advanced personalization and automation. Our commitment to Agentic AI, ensures that our solutions continuously adapt and evolve from interactions, providing an intuitive experience that drives engagement.

In 2025, we advanced and reinforced our market positioning as a provider of tech-integrated business solutions, by fully integrating business strategy, technology, and AI to address complex business challenges. This updated positioning reflects our belief that technology is no longer merely an enabler of business, but a core and inseparable component of it, and underscores our ability to deliver end-to-end solutions through integrated thinking, deep expertise, and execution at scale.

Our Solutions and Services

As a global partner in tech-integrated business solutions, our core capabilities include:

-

Business and Digital Strategy, where we work closely with clients to understand strategic objectives, organizational constraints, and market dynamics. We support the definition of integrated roadmaps that align business priorities with technology and AI initiatives, emphasizing measurable impact and long-term scalability.

-

Customer-Centered Experience and Design, where we analyze customer and user journeys to design digital products, services, and platforms that improve efficiency, engagement, and satisfaction. AI is applied to enhance personalization, optimize interactions, and continuously improve experiences through data-driven feedback loops.

-

Software Engineering and Platform Delivery, where we design, build, modernize, and operate digital platforms using agile, Lean, and DevOps practices. Our engineering approach integrates AI across the software development lifecycle to accelerate delivery, improve quality, and increase productivity, while maintaining strong governance and reliability standards.

Our services are delivered through highly customized, end-to-end engagements. We begin by aligning on business objectives and desired outcomes, then assemble cross-functional teams of strategists, designers, data scientists, engineers, and solution architects to design, test, and scale solutions. These solutions include digital products such as mobile applications, eCommerce platforms, enterprise systems, data and AI platforms, and integrated digital customer journeys.

While a significant portion of our revenue is derived from software development and maintenance services, our consulting and strategy services play a critical role in identifying client needs, shaping transformation agendas, and prioritizing initiatives with the highest potential impact. This integrated model allows us to align strategy, execution, and continuous improvement throughout the engagement lifecycle.

Our delivery model combines onsite, nearshore, and distributed teams. Strategy, design, and architecture services are often delivered close to clients’ operations to ensure alignment with business context, while software engineering and testing are primarily executed by nearshore teams operating in compatible time zones. In the United States, our teams focus on strategy, design, and selected engineering activities, working closely with nearshore teams in Brazil and Colombia.

At the core of our approach is an AI-integrated operating model, where AI is embedded into business processes, engineering workflows, and decision-making systems rather than treated as a standalone capability. Our AI initiatives emphasize disciplined adoption, clear governance, and measurable outcomes, enabling clients to improve productivity, optimize operations, and support new forms of value creation. This model reflects our belief that successful AI transformation depends as much on culture, processes, and governance as on technology itself.

CI&T Core Offerings

Our Core Offerings are developed through a structured framework that governs how we design, scale, and commercialize our solutions in an artificial intelligence-enabled environment. This framework is based on four strategic pillars: (i) the development of intellectual property-based offerings supported by our proprietary platforms; (ii) diversified commercial and pricing models beyond traditional time-and-materials arrangements; (iii) data capabilities as a foundational component of AI-enabled solutions; and (iv) a global ecosystem of technology and strategic partners. These pillars are supported by enabling initiatives that integrate lean problem-solving practices with AI capabilities and strengthen the Company’s global marketing and communications. Collectively, this framework is intended to support the development of repeatable and scalable offerings, enhance differentiation, and enable reinvestment in intellectual property, talent, and long-term growth initiatives.

Application and Legacy Modernization

We provide application and legacy modernization services designed to improve scalability, resilience, and speed to market. These services include the redesign, refactoring, and migration of legacy systems to cloud-native and modular architectures, supported by AI-enabled engineering practices and standardized delivery methodologies. The objective of these services is to reduce technical debt and enable the continuous evolution of enterprise platforms.

Strategy and Experience Consulting (Box1824)

We deliver strategic consulting services focused on business strategy, customer experience, and organizational transformation. These services support clients in defining growth strategies, reimagining value propositions, and aligning brand, experience, and technology initiatives with business objectives.

CI&T Agentic Software Development Life Cycle

Our “Agentic Software Development Life Cycle” embeds AI agents across the end-to-end software development process. This offering integrates AI capabilities into planning, design, development, testing, deployment, and operations to improve productivity, quality, and delivery speed, supported by governance and observability mechanisms.

AI Capacity Augmentation

We enable our clients to enhance workforce productivity by integrating AI tools and agents into delivery and operational workflows. This offering is designed to complement human teams, support hybrid human-and-AI operating models, and scale delivery capacity without proportional increases in headcount.

Data and AI

We design and deliver data platforms and AI solutions that support enterprise-scale analytics, automation, and AI-enabled decision-making. Services include data foundation modernization, AI platform implementation, and governance frameworks intended to promote reliability, security, and responsible use of data and AI technologies.

Customer Experience and Digital Experience Platforms

This offering focuses on the design and delivery of integrated digital customer experiences across channels. We combine experience design, platform engineering, and AI-driven personalization to improve engagement, conversion, and operational efficiency across customer journeys.

Immersive Experiences

We deliver immersive digital experiences using emerging technologies such as extended reality, spatial computing, and interactive environments. These solutions are designed to support engagement, training, marketing, and customer interaction through experiential and data-driven digital interfaces.

Generative AI Business Solutions

We develop applied generative AI solutions targeted at specific business use cases, including productivity enhancement, content generation, customer interaction, and process optimization. These solutions are designed to be scalable, measurable, and governed, enabling clients to integrate generative AI into core business processes.

Delivery Model

Our Core Offerings are delivered through globally distributed teams and supported by standardized pre-sales, delivery, and post-sales playbooks. This operating model is intended to enable consistent execution, scalable growth, and repeatable revenue generation, while allowing offerings to be adapted across industries and technology partner ecosystems. Collectively, these offerings reflect our strategic evolution toward technology-integrated business solutions and its focus on delivering measurable business outcomes in an AI-driven market environment.

People Platform

Our People Platform supports sustainable growth by strengthening talent development, leadership, and organizational culture. Built and refined over more than two decades, the platform enables entrepreneurship, supports governance, and fosters a globally connected culture.

The platform is structured around:

(i)	Journey Strategies, focused on (a) attracting diverse talent aligned with our values and capabilities; (b) fostering inclusion, engagement, and a strong sense of community; and (c) continuous skill development to support evolving technologies and business models, including AI-related capabilities.
(ii)	Horizontal Enablers, focused on: (a) leadership development grounded in CI&T’s culture and an environment that supports collaboration and learning; (b) use of technology and data to support people-related decisions and improve employee experience; and (c) scalable, compliant, and people-centered operations that support growth across regions.

Clients

Over 150 large enterprises and fast-growing companies trust CI&T as one of their go-to partners for technology transformation. Our clients are primarily blue-chip enterprises based in the United States and Brazil operating in the financial services, consumer goods, retail and industrial goods, technology and telecommunications, life sciences and others. Today, some of our Top 10 clients have been with us for over 20 years.

Our approach has enabled us to attract numerous blue-chip companies, such as Johnson & Johnson, AB InBev, Nestlé, Google, Itaú Unibanco, Coca-Cola, LifeScan, Audi and Kraft Heinz, among many others. While focused on expanding our business in North America, we believe our deep roots in Latin America, especially in Brazil, benefit our growth strategy given the region’s massive size and heightened demand for technology transformation services. Our end-to-end solutions and collaborative approach allow us to establish deeply embedded, long-term relationships with our clients that in some instances date back over 20 years. We actively help our clients innovate throughout these trusted relationships while increasing our share of revenues, as demonstrated by our five-year average Net Revenue Retention Rate of 111%.

Top Clients’ share of Revenue

The following table represents the breakdown of our Revenue based on our top clients:

	Year ended December 31,
	2025		2024
	(in thousands of US$, except for percentages)
Top Clients’ share of revenue
Top Client	54,568	11.1%	33,416	7.6%
Top Ten Clients	210,280	42.9%	180,481	41.1%
Total Revenue	489,650	100.0%	438,961	100.0%

We typically enter into a master services agreement with our clients, which provides a framework for services that is then supplemented by statements of work, which specify the particulars of each individual engagement, including the services to be performed, pricing terms, and performance criteria.

We are focused on expanding our relationship with all clients and have a track record of executing this strategy. For instance, in 2025, we increased our share of wallet in our top 10 clients. The table below shows the number of clients that generated greater than US$10 million, US$5 million, US$1 million and US$500 thousand of Revenue for the periods indicated.

	Year ended December 31,
	2025	2024	2023
US$10 million+	11	10	10
US$5 million +	15	11	13
US$1 million +	53	55	62
US$500 thousand	27	32	34

Clients by Industry Vertical

The following table sets forth a breakdown of Revenue by industry vertical and as a percentage of our Total Revenue for the years indicated:

	Year ended December 31,
	2025		2024
	(in thousands of US$, except for percentages)
By Industry Vertical
Financial Services	176,778	36%	126,576	29%
Retail and Industrial Goods	101,724	21%	85,855	20%
Consumer Goods	96,995	20%	95,568	22%
Technology and Telecommunications	47,222	9%	50,569	11%
Life Sciences	39,193	8%	40,334	9%
Others	27,738	6%	40,059	9%
Total Revenue	489,650	100%	438,961	100%

Corporate and Social Responsibility

Since 2009 we have been improving and evolving our environmental, social and governance (ESG) efforts as a foundational part of our business. ESG-driven business resonates with our purpose and we believe it increases our attractiveness for people, customers and the communities of which we are a part.

CI&T has been a signatory of the UN Global Compact since July 2021, which is an initiative with a special focus on reducing inequality and creating economic development through business. On December 31, 2025, we reached 52.2% of representation in our teams by the following groups: women, people of color, people from the LGBTQIAP+ community and people with disabilities.

We also have made progress towards our gender and underrepresented diversity goals and have increased the representation of women across our teams from 23.7% in 2019 to 29.2% in 2025 and the underrepresented group from 29.9% in 2019 to 52.2% in 2025. In addition, we have been increasing the percentage of women in our top leadership from 21.7% in 2019 to 26.3% in 2025, and the underrepresented group in leadership from 23.1% to 40.4% in 2025. These indicators include the acquired companies.

In 2025, we evolved our policies. We launched the Human Rights Policy and Sustainability Policy which provides guidance on the principles that we intend to uphold to minimize our impact across various relevant areas, including climate, waste and water, energy, as well as our relationships with customers and suppliers, reaffirming our commitment to respecting and promoting human rights in all our activities. These policies are public on the company’s website.

To oversee these initiatives, we have regular meetings ranging from CI&T’s leadership team within the Nominating & ESG Committee to the local affinity groups consisting of employees who voluntarily engage with these actions.

INDUSTRY AND MARKET OPPORTUNITY

The rapid expansion of technology, driven by the ubiquity of mobile applications, cloud platforms, artificial intelligence (“AI”) and other connected devices, has increased the prevalence of connected consumers. Empowered by these technologies, consumers are more sophisticated than ever and are increasingly demanding seamless and personalized digital experiences. Meanwhile, companies across industries with new, tech-centric and AI-enabled business models challenge traditional enterprises. To meet rising consumer expectations and compete against these emerging digital-first companies, traditional enterprises continue to invest in technology transformation initiatives to modernize legacy applications and processes and increase the efficiency and effectiveness of customer interactions.

This paradigm shift in business models accelerated the adoption of digital technologies to support operational efficiency and digital customer engagement. As a result, organizations have broadly recognized the need to embed digital and AI capabilities more deeply into their operations. However, industry research indicates that adoption alone does not consistently translate into measurable business impact, particularly when initiatives remain limited to isolated pilots or are not fully integrated into core workflows.

To maximize the return on technology transformation investments, organizations increasingly seek to apply digital and AI technologies to specific products, processes, and customer experiences, embedding these capabilities into their operating models to create sustainable value and efficiencies that differentiate them from competitors. This digital journey is not simply a matter of implementing a single process or application, but rather the result of iterative development, organizational alignment, and continuous improvement across the Enterprise.

Notable technology transformation use cases, in terms of global spending, include improving operational efficiency through innovation, scaling and operation, modernizing back-office support and infrastructure, and enhancing customer experience. According to IDC’s Worldwide Digital Transformation Spending Guide, global spending on digital transformation is projected to reach nearly US$4 trillion by 2027, driven primarily by increased adoption of AI and generative AI technologies. The digital transformation market is expected to grow at a compound annual growth rate (“CAGR”) of approximately 16.2% from 2022 to 2027, with emerging markets, including Latin America, among the fastest-growing regions.

Additionally, IDC’s Worldwide AI and Generative AI Spending Guide forecasts that global AI-related spending—including AI-enabled applications, infrastructure, and related IT and business services—will more than double by 2028, reaching an estimated US$632 billion. The AI market is expected to grow at a CAGR of approximately 29.0% from 2024 to 2028, reflecting the rapid integration of AI technologies into enterprise operations. We believe this growth underscores a significant long-term opportunity as organizations increasingly seek partners capable of supporting scalable, integrated, and outcome-driven technology and AI transformation initiatives.

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

Given the large addressable market, there are numerous players; however, only a few are digital native specialists like CI&T. Our primary competitors include Globant S.A., EPAM Systems Inc., Endava plc, Thoughtwork Holdings Inc and Grid Dynamics. We also compete with traditional IT providers such as Accenture plc, Capgemini SE, Cognizant Technology Solutions Corporation, Infosys; and digital agencies and consulting firms including Ideo, Tata Consultancy Services, NTT Data and McKinsey & Company.

Intellectual Property

We currently do not depend on any patents or registrations for our services or the products we develop for our customers, which are highly customized to our clients’ needs. Based on our contractual arrangements, our clients usually own the intellectual property in the software solutions we deliver.

As a result, most of the intellectual property matters we manage are related to our trademarks and tradenames. We have registered or are registering certain trademarks and tradenames with the agencies responsible for registering trademarks in the countries we operate.

Regulatory Overview

Data protection and privacy

Our operations are subject to stringent data protection and privacy regulations across the jurisdictions where we conduct business, notably the General Data Protection Law (LGPD) in Brazil, the General Data Protection Regulation (GDPR) in the European Union and the United Kingdom, and various state-level frameworks in the United States, including the California Consumer Privacy Act (CCPA). We maintain a global privacy and information security program designed to ensure that the collection, storage, and processing of personal data, integral to our digital transformation services, comply with these evolving legal requirements. We continuously monitor updates from regulatory bodies, such as Brazil’s ANPD, to adapt our internal governance and technical safeguards, ensuring the integrity of both our corporate data and the client environments we manage.

Brazil

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

Following the United Kingdom’s withdrawal from the European Union, and the expiry of transitional arrangements in December, 2020, the data protection obligations of the GDPR continue to apply to United Kingdom-related processing of personal data in substantially unvaried form by virtue of section 3 of the European Union (Withdrawal) Act 2018, as amended, which, together with the amended UK Data Protection Act of 2018, retains the GDPR in UK national law. However, going forward, there may be increasing scope for divergence in the application, interpretation and enforcement of the data protection law between the United Kingdom and the EEA, and the relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains uncertain.

United States

In the United States, various laws and regulations apply to the security, collection, storage, use, disclosure and other processing of certain types of data. In 2020, California enacted the California Consumer Privacy Act, or CCPA. The CCPA marked the beginning of the first comprehensive consumer privacy law in a U.S. state. Since then, an increasing number of states have enacted or are in the process of enacting comprehensive consumer privacy laws. All 50 states have enacted laws requiring consumers to be notified of a security breach involving their personal information. The CCPA, as amended by the California Privacy Rights Act (CPRA), continues to be used as a benchmark, as compliance with California’s stringent requirements often leads to compliance with similar standards in other states. The state’s privacy and data security laws are extensive and cover diverse areas, with many statutes addressing multiple topics. The CCPA establishes a privacy framework for covered businesses, including a broad definition of personal information and data privacy rights for California residents. Among other requirements, the CCPA grants consumers the right to know what personal information businesses collect about them, the right to request deletion of that information, and the right to opt out of the sale of their personal information. The CCPA also requires businesses to disclose information about their data practices, provide equal service and price regardless of privacy choices, and enhance safeguards for the personal information they handle.

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

In 2024, we implemented global measures to ensure compliance with Brazilian Transfer Pricing Law No. 14.596/2023, aligning our transfer pricing policies with the arm’s length principle across all international operations. We adopted the Transactional Net Margin Method (TNMM) for services and made the necessary fiscal adjustments to maintain compliance and transparency. These efforts reinforce our commitment to global tax integrity. In addition, Brazil has introduced new rules relating to the global minimum tax under Pillar Two of the OECD/G20 Inclusive Framework, including through Normative Instruction No. 1,262/2024. These rules are intended to implement a minimum effective tax rate of 15% for large multinational enterprise groups that meet specified revenue thresholds. Based on our current assessment, we do not expect to meet the applicable consolidated revenue threshold for the fiscal year 2025. However, the interpretation, implementation and enforcement of these rules remain subject to change. We continue to monitor developments in Brazil and other relevant jurisdictions, and any changes in applicable tax laws, interpretations or thresholds could result in increased compliance obligations, additional reporting requirements or higher tax liabilities in the future.We are also subject to tax laws and regulations that may be interpreted differently by tax authorities and us. The application of indirect taxes, such as sales and use tax, value-added tax, or VAT, provincial taxes, goods and services tax, business tax and gross receipt tax, to businesses such as ours is complex and continues to evolve. We are required to use significant judgment in order to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is unclear how existing statutes apply to our business. One or more states or municipalities, the federal government or other countries may seek to challenge the taxation or  procedures applied to our transactions, which could impose the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes.

Following the resumption of payroll taxes (reoneração da folha de pagamento) in January 1, 2025, our social security contribution model is undergoing a phased transition through 2028 with the CSSC rates gradually decrease as follows: (i) 3.6% in 2025; (ii) 2.7% in 2026; (iii) 1.8% in 2027; and (iv) 0% in 2028. At the same time, payroll-based contributions will incrementally increase as follows: (i) 5% in 2025; (ii) 10% in 2026; (iii) 15% in 2027; and (iv) 20% in 2028.

C. Organizational Structure

Organizational Chart

We are a publicly held company incorporated in the Cayman Islands. As a holding company, we are mainly engaged in the investment, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, in the U.S., and other countries. Our subsidiaries are mainly engaged in the development of customizable software through the implementation of software solutions, including machine learning, artificial intelligence, data analytics, cloud migration and mobility technologies.

The table below outlines the information of our direct and indirect subsidiaries as of December 31, 2025:

		Ownership December 31, 2025
Subsidiaries	Country of incorporation	Direct	Indirect
CI&T Delaware LLC	United States	100%	--
CI&T Software S.A. (“CI&T Brazil”)	Brazil	–	100%
CI&T Japan, Inc. (“CI&T Japan”)	Japan	–	100%
CI&T China Inc. (“CI&T China”)	China		100%
CI&T P. Unipessoal Lda. (“CI&T Portugal”)	Portugal	–	100%
CI&T Australia PTY Ltd.	Australia	–	100%
CINQ Inc.(a)	United States	–	100%
CI&T Inc. (“CI&T US”)	United States	--	100%
CI&T Software Inc. (“CI&T Canada”)	Canada	–	100%
CI&T UK Limited. (“CI&T UK”)	United Kingdom	–	100%
CI&T Colombia	Colombia	–	100%
CI&T Argentina S/A	Argentina	–	100%
CI&T Financial Services Solutions, LLC	United States	–	100%
CI&T FinTech Services, Inc.	United States	–	100%
CI&T Holding Company Ltd	United Kingdom	100%	--
CI&T Digital Ltd	United Kingdom	–	100%
Somo Global Inc.	United States	–	100%
Somo Global SAS. (“Somo Colombia”)	Colombia	–	100%
CI&T Philippines, Inc	Philippines	–	100%
CI&T SG PTE. LTD. (“CI&T Singapore”)	Singapore	–	100%
CIANDT MEX(b)	Mexico	–	100%
Ideonyx Ltd (in liquidation)	United Kingdom	–	100%
Somo Ltd (dormant)	United Kingdom	–	100%
CI&T Oceania PTY Ltd (“CI&T Oceania”)	Australia	100%	--

(a)	As of December 31, 2025, CINQ is inactive and in the process of closing its activities.
(b)	In 2025, CIANDT MEX was incorporated as a direct subsidiary of CI&T Holding Company Ltd. As of December 31, 2025, the subsidiary is non-operational.

Corporate Information

Our principal executive office is located at Estrada Giuseppina Vianelli De Napoli, 1455 – Bl. C, pavimento superior, Globaltech, Zip Code: 13086-530, Campinas, state of São Paulo, Brazil. Our telephone number at this address is +55 19 21024500.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office, or via email at investors@ciandt.com. Our principal website is https://ciandt.com/us/en-us. The information contained in, or accessible through, our website is not incorporated into this report.

D. Property, Plant and Equipment

Our corporate headquarter is located in Campinas, São Paulo - Brazil, where we lease approximately 108,000 square feet of office space. We provide services from Brazil, Colombia, China, Japan, Portugal, United Kingdom, Canada, the U.S., Mexico, the Philippines and Singapore, as well as provide services by staff working remotely. We rent all of our facilities. We believe that our current facilities are suitable and adequate to meet our current and foreseeable future needs.

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

A.   Operating Results.

Factors Affecting Our Results of Operations

We believe that the trends affecting our performance for historical periods and future periods include the following key factors:

-	High global demand for technology transformation services: Many of our key clients are investing in initiatives to modernize legacy applications and processes, aiming to increase the efficiency of their operations and improve customer interactions. Legacy modernization engagements, cloud migration, and data analytics platforms, among other initiatives, are increasingly incorporating artificial intelligence (AI) and agentic solutions to support automation, analytics and decision-making. While prior growth in demand was driven in part by the adoption of digital technologies, current demand is increasingly influenced by the integration of AI and automation into business and operational processes. In this context, many clients are shifting from incremental digitalization efforts toward broader initiatives to redesign workflows, customer engagement models and internal processes using AI-enabled tools. The extent to which demand for these services continues to grow and be sustained will be an important factor influencing our future growth.
-	Ability to recruit and retain talent: Our ability to attract and retain highly skilled IT professionals is key. In order to sustain our growth, we must attract and retain a large number of highly skilled and talented IT professionals. Our business is people-driven and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals in our delivery. We believe that there is significant competition for technology professionals in the geographic regions in which we operate and that such competition is likely to continue for the foreseeable future.

In addition, other significant factors affecting our performance and results of our operations include:
-	The impact of macroeconomic uncertainty and geopolitical instability, including international conflicts and related economic sanctions, which may lead to market volatility and reduced economic activity;
-	The impact of potential pandemics, epidemics or other widespread health crises and environmental factors on the global macroeconomic environment, including the duration and depth of resulting economic uncertainty;
-	Economic growth rates in the industries and countries in which our clients operate, as well as their impact on our client’s expenditures on digital services;
-	Economic, health, political, social and environmental policies and development in the countries we operate, particularly in Brazil and in the United States, where most of our clients are based;
-	Wage rates and operating costs in the countries where we operate, particularly in Brazil, where most of our employees are based;
-	Changes in foreign exchange rates, particularly fluctuations in exchange rates between the U.S. Dollar and the Brazilian Real, Euro, British Pound, Australian Dollar, Yen and Yuan;
-	Our ability to retain existing clients, as well as to increase our revenue from existing clients pursuant to the expansion of services provided to them;
-	Our ability to attract new clients;
-	Our ability to maintain favorable pricing;
-	Our ability to expand and deepen the quality, range and diversity of our portfolio of service offerings while maintaining excellent quality standards;
-	Our ability to maintain adequate resource utilization rates and productivity levels;
-	Our ability to maintain and strengthen a strong brand and corporate reputation;
-	Our ability to continuously innovate, and continuously remain at the forefront of emerging technologies and related market trends; and
-	Our ability to identify, integrate and effectively manage future acquisitions.

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

Revenue by Country

We present our Revenue by country based on the location where the sale was made. Our Revenue derives from two main countries: the United States and Brazil.

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

Operating expenses net

Our operating expenses, net, include (i) selling expenses, (ii) general and administrative expenses, (iii) impairment gain (loss) on accounts receivable and contract assets, and (iv) other income, net. Selling expenses are composed primarily of employee, sales and marketing expenses. General and administrative expenses are composed primarily of employee expenses, real property short-term lease agreements, and additional expenses related to the maintenance of such real estate, depreciation of machinery and equipment related to such real estate, as well as the amortization of software and intangible assets.

Net finance costs

Our finance income consists of income from financial investments, foreign-exchange gains, gains on derivatives, interest received, and other finance income. Our finance costs are mainly related to interest and charges on loans and leases, foreign-exchange losses, loss on derivatives, and other finance costs.

Income taxes

Income tax expenses consist primarily of current and deferred income taxes in foreign jurisdictions where we conduct business. The current and deferred income taxes are calculated on the basis of the tax laws enacted at the end of the reporting period in the countries where we operate and generate taxable income. In our subsidiary in Brazil, the tax rate is 34%; in our subsidiaries in the United States, the blend income tax rate is 26%; in our subsidiary in Canada, the tax rate is 27%; in our subsidiary in Japan, the tax rate is 35%; in our subsidiary in China, the tax rate is 25%; in our subsidiary in Australia, the tax rate is 30%; in our subsidiaries in the United Kingdom, the tax rate is 25%; in our subsidiary in Portugal, the tax rate is 22%; and in our subsidiaries in Colombia, the tax rate is 35%.

Consolidated Results of Operations

Year ended December 31, 2025 compared to the year ended December 31, 2024

	Year ended December 31,		Var.%
	2025	2024
	(in thousands of US$, except for percentages)
Revenue	489,650	438,961	11.5%
Costs of services provided	(333,084)	(288,715)	15.4%
Gross Profit	156,566	150,246	4.2%
Selling, general, administrative and other income, net (1)	(92,317)	(92,045)	0.3%
Impairment gain (loss) on accounts receivable and contract assets	1,336	(2,610)	-151.2%
Operating profit before net finance costs and income tax expense	65,585	55,591	18.0%
Finance income	16,666	15,001	11.1%
Finance costs	(26,128)	(26,823)	-2.6%
Net finance costs	(9,462)	(11,822)	-20.0%
Profit before income tax	56,123	43,769	28.2%
Income tax expense (2)	(15,503)	(14,275)	8.6%
Profit for the year	40,620	29,494	37.7%

(1)	Includes for the years ended December 31, 2025 and 2024, respectively, selling expenses of US$39,317 thousand and US$39,007 thousand, general and administrative expenses of US$55,280 thousand and US$53,569 thousand, and other income net of US$2,280 thousand and US$531 thousand.
(2)	Includes for the years ended December 31, 2025 and 2024, respectively, current tax expenses of US$7,904 thousand and US$9,658 thousand and deferred tax expenses of US$7,599 thousand and US$4,617 thousand.

Revenue

Our main source of revenue comes from providing technology services to primarily medium and large-sized companies worldwide. Revenue in 2025 was US$489,650 thousand, representing an increase of US$50,689 thousand or 11.5%, from US$438,961 thousand in 2024.

The increase was primarily due to the expansion of existing contracts, particularly with our top 10 clients, whose aggregate revenue increased to US$210,280 thousand in 2025 from US$180,481 thousand in 2024. Additionally, the number of clients generating more than US$10 million in revenue over the last twelve months increased to 11 from 10, and the number of clients generating more than US$5 million increased to 15 from 11. These factors were partially offset by the appreciation of the U.S. dollar against other currencies, primarily the Brazilian real, as the annual average exchange rate increased to R$5.585 per U.S. dollar in 2025 from R$5.392 per U.S. dollar in 2024. We present below a breakdown of our revenue by industry vertical, country, and client concentration.

Revenue by industry vertical

The following table sets forth a breakdown of Revenue by industry vertical and as a percentage of our Total Revenue for the years indicated:

	Year ended December 31,
	2025		2024
	(in thousands of US$, except for percentages)
By Industry Vertical
Financial Services	176,778	36.1%	126,576	28.8%
Retail and Industrial Goods	101,724	20.8%	85,855	19.6%
Consumer Goods	96,995	19.8%	95,568	21.8%
Technology and Telecommunication	47,222	9.6%	50,569	11.5%
Life Sciences	39,193	8.0%	40,334	9.2%
Others	27,738	5.7%	40,059	9.1%
Total Revenue	489,650	100%	438,961	100%

Revenue by country

The following table sets forth a breakdown of revenue by country and as a percentage of our Total Revenue for the years indicated:

	Year ended December 31,
	2025		2024
	(in thousands of US$, except for percentages)
By Country
Brazil	230,670	47.1%	181,981	41.5%
United States of America	212,318	43.4%	194,478	44.3%
Other countries	46,662	9.5%	62,502	14.2%
Total revenue	489,650	100%	438,961	100%

              On a local currency basis, revenue from our Brazilian operations increased by 30.8% to R$1,283,941 thousand in 2025 from R$981,876 thousand in 2024, primarily due to the expansion of our contracts with clients in this region. Revenue in the United States increased by 9.2% to US$212,318 thousand in 2025 from US$194,478 thousand in 2024, while revenue from other countries decreased by 25.3% to US$46,662 thousand in 2025 from US$62,502 thousand in 2024.

Revenue by client concentration

The following table sets forth the Revenue derived from our Top Client and Top Ten Clients by Revenue and as a percentage of our Total Revenue for the periods indicated:

	Year ended December 31,
	2025		2024
	(in thousands of US$, except for percentages)
Top Clients’ share of revenue
Top Client	54,568	11.1%	33,416	7.6%
Top Ten Clients	210,280	42.9%	180,481	41.1%
Total Revenue	489,650	-	438,961	-

 We generate a significant portion of our Revenue from our ten largest clients. In 2025, our top client, a leading financial institution based in Brazil, contributed to US$54,568 thousand, or 11.1% of our Revenue, compared to US$33,416 thousand, or 7.6% of our Revenue in 2024.

Revenue from our top ten clients increased 16.5%, to US$210,280 thousand in 2025 from US$180,481 thousand in 2024, primarily due to the expansion of our existing contracts with clients within this group. The share of revenue from our top ten clients increased to 42.9% in 2025, from 41.1% in 2024.

Costs of services provided

Costs of services provided for 2025 amounted to US$333,084 thousand, an increase of US$44,369 thousand, or 15.4%, from US$288,715 thousand in 2024.

The increase in costs of services provided was mainly due to higher personnel costs, which increased by US$41,830 thousand, or 15.9%, to US$304,566 thousand in 2025 from US$262,736 thousand in 2024. The increase in personnel costs was mainly attributable to a 15.7% increase in headcount, to 7,993 employees as of December 31, 2025, from 6,907 employees as of December 31, 2024. Additionally, expenses related to third-party services increased by 22.1% to US$30,219 thousand in 2025 from US$24,759 thousand in 2024. These increases were partially offset by a decrease in depreciation and amortization expenses to US$5,940 thousand in 2025 from US$6,382 thousand in 2024, as well as by the appreciation of the U.S. dollar against other currencies, primarily the Brazilian real.

Gross profit

As a result of the foregoing, gross profit for 2025 was US$156,566 thousand, an increase of 4.2% from US$150,246 thousand in 2024.

Operating expenses, net

Operating expenses decreased by US$3,674 thousand, or 3.9%, to US$90,982 thousand in 2025, from US$94,655 thousand in 2024. The decrease was mainly due to lower employee-related expenses, which declined by US$2,268 thousand, or 4.2%, to US$51,733 thousand in 2025 from US$54,001 thousand in 2024, as a result of the business restructuring conducted in 2024. In addition, there was a reversal of impairment loss on accounts receivable and contract assets, resulting in a gain of US$1,336 thousand in 2025, compared to an impairment expense of US$2,610 thousand in 2024. These decreases were partially offset by an increase in depreciation and amortization expenses of US$2,390 thousand, to US$12,897 thousand in 2025 from US$10,507 thousand in 2024.

Selling expenses increased by US$310 thousand, or 0.8%, to US$39,317 thousand in 2025, from US$39,007 thousand in 2024. This increase was primarily driven by higher travel expenses, commissions, and third-party service costs.

General and administrative expenses increased by US$1,711 thousand, or 3.2%, to US$55,280 thousand in 2025, from US$53,569 thousand in 2024. The increase was mainly due to higher depreciation and amortization expenses, which increased to US$12,897 thousand in 2025 from US$10,507 thousand in 2024, combined with an increase of US$1,628 thousand in expenses related to third-party services and other inputs, which rose to US$13,113 thousand in 2025, from US$11,485 thousand in 2024. In 2024, we incurred business restructuring expenses, including termination charges, severance and legal services related to employee separations in our subsidiaries in the United Kingdom, the United States, Canada and Australia, totaling US$3,103 thousand.

Operating profit before net finance costs and income tax expense

As a result of the foregoing, operating profit before net finance costs and income tax expense for 2025 was US$65,585 thousand, an increase of US$9,994 thousand, or 18.0%, from US$55,591 thousand for 2024.

Net finance costs

In 2025, net finance costs decreased by US$2,360 thousand, or 20.0%, to US$9,462 thousand from US$11,822 thousand in 2024. This decrease was primarily driven by a reduction in interest and charges on loans and leases of US$1,177 thousand, to US$12,770 thousand in 2025 from US$13,947 thousand in 2024, mainly due to the lower balance of our outstanding debt following scheduled principal repayments in 2025. In addition, net derivatives presented gains of US$1,632 thousand in 2025, compared to a loss of US$2,125 thousand in 2024, primarily due to fair value adjustments on our interest rate swap instruments that are utilized to manage the interest rate exposure of our debt. Income from financial investments increased by US$809 thousand to US$3,253 thousand in 2025 from US$2,444 thousand in 2024, primarily due to higher average interest rates on our short-term financial investment positions.

Profit before income tax

As a result of the foregoing, profit before income tax was US$56,123 thousand in 2025, an increase of 28.2%, compared to US$43,769 thousand in 2024.

Income tax expense

Income tax expense was US$15,503 thousand in 2025, an increase of 8.6%, compared to US$14,275 thousand in 2024. This increase was primarily driven by the growth in our profit before income tax during the period. Additionally the increase in tax expense was proportionally lower than the growth in pre-tax profit mainly due to higher income tax benefits associated with R&D tax incentives, and the recognition of previously unrecognized deferred tax assets on tax losses carryforward of our subsidiary in Portugal. As a result, our effective income tax rate decreased to 28% in 2025, compared to 33% in 2024.

Profit for the year

As a result of the foregoing, our profit for 2025 was US$40,620 thousand, an increase of 37.7% compared to a profit of US$29,494 thousand recorded in 2024.

Diluted EPS

In 2025, diluted earnings per share (EPS) was US$0.304, up 41.4% compared to US$0.215 in 2024.

Year ended December 31, 2024 compared to the year ended December 31, 2023

	Year ended December 31,		Var.%
	2024	2023
	(in thousands of US$, except for percentages)
Revenue	438,961	446,943	-1.8%
Costs of services provided	(288,715)	(297,733)	-3.1%
Gross Profit	150,246	149,210	0.9%
Selling, general, administrative and other income, net (1)	(92,045)	(91,939)	0.8%
Impairment losses on accounts receivable and contract assets	(2,610)	(305)	672.5%
Operating profit before net finance costs and income tax expense	55,591	56,966	-2.6%
Finance income	15,001	15,092	-0.6%
Finance costs	(26,823)	(30,359)	-11.6%
Net finance costs	(11,822)	(15,267)	-22.6%
Profit before income tax	43,769	41,699	4.7%
Income tax expense (2)	(14,275)	(15,336)	-2.3%
Profit for the year	29,494	26,363	8.8%

(1)	Includes for the years ended December 31, 2024 and 2023, respectively, selling expenses of US$39,007 thousand and US$34,760 thousand, general and administrative expenses of US$53,569 thousand and US$58,271 thousand, and other income (expense) net of US$531 thousand and US$1,092 thousand.
(2)	Includes for the years ended December 31, 2024 and 2023, respectively, current tax expenses of US$9,658 thousand and US$6,892 thousand and deferred tax expenses of US$4,617 thousand and US$8,444 thousand.

Note: Certain amounts in this document may not add due to rounding.

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

Note: Certain amounts in this document may not add due to rounding.

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

Operating expenses, net

Operating expenses increased by US$2,411 thousand, or 2.6%, to US$94,655 thousand in 2024, from US$92,244 thousand in 2023. The increase was mainly due to an increase of US$1,995 thousand, or 3.5%, in employee expenses to US$54,001 thousand in 2024 from US$52,196 thousand in 2023, combined with an increase of US$2,305 thousand in impairment loss on accounts receivable and contract assets to US$2,610 thousand in 2024, from US$305 thousand in 2023. These increases were partially offset by a reduction in share-based compensation expenses of US$764 thousand, to US$2,110 thousand in 2024, from US$2,874 thousand in 2023.

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

Profit for the year

As a result of the foregoing, our profit for 2024 was US$29,494 thousand, an increase of 11.9% compared to a profit of US$26,363 thousand recorded in 2023.

Non-IFRS Accounting Standards Measures

We regularly monitor a number of financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. These non-IFRS Accounting Standards financial measures, including Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Profit, Adjusted Profit Margin, Adjusted Diluted EPS and Revenue at Constant Currency, are not measures calculated in accordance with IFRS Accounting Standards, has limitations as an analytical tool, and should be considered in addition to results prepared in accordance with IFRS Accounting Standards, but not as substitutes for IFRS Accounting Standards results.

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

In addition, we also monitor Adjusted Gross Profit Margin, which is Adjusted Gross Profit divided by Revenue. Adjusted Gross Profit Margin is a useful metric of our profitability and allows us to have a view of the profitability, on a percentage point basis, that we expect to derive from different projects and clients.

Adjusted EBITDA and Adjusted EBITDA Margin

We also regularly monitor Adjusted EBITDA and Adjusted EBITDA Margin.

We calculate Adjusted EBITDA, as Profit, plus net finance costs, income tax expense, depreciation and amortization, plus:

  share-based compensation expenses;
  acquisition-related expenses: present value adjustment on accounts payable for business acquired, and retention packages;
  business restructuring expenses related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance and legal services for employee separations from North America, Europe and Asia Pacific regions for 2024.

We make these adjustments to isolate our operating results in a given period, in order to verify whether we are being efficient in generating operating profits, how much of our Profit is being consumed by operating costs, and how much is reverting to operating profitability.

In addition, we also monitor the Adjusted EBITDA Margin, which is Adjusted EBITDA divided by Revenue for the same period. Adjusted EBITDA Margin allows us to compare and track operating profitability for different periods.

Adjusted Profit for the year, Adjusted Profit Margin for the year and Adjusted Diluted EPS

We regularly monitor our Adjusted Profit for the year and Adjusted Profit Margin for the year. We calculate Adjusted Profit for the year by excluding certain impacts on Profit for the year.

We calculate Adjusted Profit as Profit, plus:

  share-based compensation expenses;
  acquisition-related expenses: amortization of intangible assets from acquired companies, present value adjustment on accounts payable for business acquired, and retention packages;
  business restructuring expenses related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance and legal services for employee separations from North America, Europe and Asia Pacific regions for 2024; and
  the tax effects of non-IFRS Accounting Standards adjustments.

We monitor the Adjusted Profit Margin for the year, which is Adjusted Profit for the year divided by Revenue. Adjusted Profit Margin for the year is a useful metric since it allows us to have a view of profit creation efficiency regardless of changes in the scale of profit for different years.

We calculate Adjusted Diluted EPS by dividing Adjusted Profit by the weighted average number of diluted shares outstanding during the period.

Revenue at Constant Currency

We monitor our Revenue at Constant Currency. As the impact of foreign currency exchange rates is highly volatile and difficult to predict, we believe Revenue at Constant Currency allow us to better understand the underlying business trends and performance of our ongoing operations on a period-over-period basis by eliminating the effect of fluctuations in the exchange rates we use in the translation of our Revenue in foreign currencies into U.S. dollars. We calculate Revenue at Constant Currency by translating Revenue from entities reporting in foreign currencies into U.S. dollars using the comparable foreign currency exchange rates from the prior period. For example, the comparable rates in effect for the fiscal year ended December 31, 2024 were used to convert revenue for the fiscal year ended December 31, 2025, rather than the actual exchange rates in effect during the respective period.

While we believe that Revenue at Constant Currency provide useful information to investors in understanding and evaluating our results of operations in the same manner as our management, the use of Revenue at Constant Currency has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS Accounting Standards. Further, other companies, including companies in our industry, may report Revenue at Constant Currency differently.

	Year ended December 31,
	2025	2024
	(in thousands of US$)
Revenue as reported under IFRS Accounting Standards	489,650	438,961
Revenue increase(decrease)%	11.5%	-1.8%
Impact of Foreign exchange fluctuations	1.7%	3.1%
Revenue increase at Constant Currency % (1)	13.2%	1.3%

(1)	We calculate Revenue at Constant Currency by translating Revenue from entities reporting in foreign currencies into U.S. dollars using the comparable foreign currency exchange rates from the prior period. The annual average rates in effect for the fiscal year ended December 31, 2024 that were used to calculate Revenue growth at Constant Currency for the fiscal year ended December 31, 2025 were 5.3920 Brazilian reais to U.S. dollars, 3.5583 Brazilian reais to Australian dollars, 3.9342 Brazilian reais to Canadian dollars, 0.7494 Brazilian reais to Chinese yuan, 5.8340 Brazilian reais to euros, 6.8970 Brazilian reais to British pounds, 0.0356 Brazilian reais to Japanese yen and 0.1863 U.S. dollars to Brazilian reais. Revenue increase is the percentage increase in revenue or Revenue at Constant Currency, as applicable from one period to the following comparable period, as measured using Revenue (as reported) or Revenue at Constant Currency, as applicable.

The following table presents a reconciliation of Adjusted Gross Profit, Adjusted EBITDA, Adjusted Profit for the year, as well as their respective margins, to the most comparable IFRS Accounting Standards measure for each such metric:

	Year ended December 31,
	2025	2024
	(in thousands of US$)
Revenue	489,650	438,961
Cost of services provided	(333,084)	(288,715)
Gross Profit	156,566	150,246
Gross Profit Margin	32.0%	34.2%
Reconciliation of Adjusted Gross Profit
Adjustments
Depreciation and amortization (cost of services provided)	5,940	6,382
Share-based compensation	2,914	3,455
Adjusted Gross Profit	165,420	160,083
Adjusted Gross Profit Margin	33.8%	36.5%
Reconciliation of Adjusted EBITDA
Profit for the year	40,620	29,494
Adjustments
Net finance costs	9,462	11,822
Income tax expense	15,503	14,275
Depreciation and amortization	18,837	16,888
Share-based compensation	4,971	5,565
Government grants	-	-
Acquisition-related expenses(1)	-	808
Business restructuring(2)	-	3,103
Adjusted EBITDA	89,393	81,955
Adjusted EBITDA Margin	18.3%	18.7%
Reconciliation of Adjusted Profit
Profit for the year	40,620	29,494
Adjustments
Acquisition-related expenses(1)	8,189	8,334
Business restructuring(2)	-	3,103
Share-based compensation	4,971	5,565
Tax effects on Non-IFRS Accounting Standards adjustments(3)	1,926	(2,138)
Adjusted Profit for the year	51,854	44,358
Adjusted Profit Margin for the year	10.6%	10.1%

(1)	Include present value adjustment on accounts payable for business acquired, and when applicable retention packages. Adjusted Profit and Adjusted Diluted EPS includes amortization of intangible assets from acquired companies totaling (US$8,189) thousand in 2025 and (US$7,526) thousand in 2024.
(2)	Expenses related to the optimization of our global delivery model based on our nearshoring strategy, including termination charges, severance and legal services for employee separations from North America, Europe and Asia Pacific regions for 2024.
(3)	The calculation of the tax effect on non-IFRS Accounting Standards adjustments considers the nature of the expense, whether it is deductible or not, as well as whether it is a temporary or permanent difference. We also evaluate the tax scenario of each entity, taking into account whether deferred income tax assets would be realizable. Then, we apply the corresponding tax rate for the entity.

The following table presents a reconciliation of Adjusted Diluted EPS for the periods indicated:

	Year ended December 31,
	2025	2024
Adjusted Diluted EPS	(in US$)
Diluted EPS	0.30	0.22
Adjustments(1)
Acquisition-related expenses	0.06	0.06
Business restructuring	0.00	0.02
Share-based compensation	0.04	0.04
Tax effects on non-IFRS adjustments	-0.01	-0.02
Adjusted Diluted EPS(2)	0.39	0.32

(1)	The reconciliation of Adjusted Diluted EPS reflects adjustments for certain non-IFRS items, as described in footnotes (2) and (3) of the Adjusted Profit reconciliation table above.
(2)	We calculate Adjusted Diluted EPS by dividing Adjusted Profit by the weighted average number of diluted shares outstanding (133,451,642 diluted outstanding shares in 2025 and 137,101,634 diluted outstanding shares in 2024), during the period.

B.           Liquidity and Capital Resources

As of December 31, 2025, we had US$47,864 thousand in cash and cash equivalents.

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

We have US$66,443 thousand in loans and borrowings maturing in 2026. We have non-current loans and borrowings of US$56,185 thousand, of which US$32,031 thousand will mature in 2027, and US$24,154 thousand will mature up to 2028. We believe that the cash generated from operations and new borrowings in the financial and capital markets will be adequate to meet our capital expenditure requirements and liquidity needs for the next twelve months.

As of December 31, 2025, 81.9% of our cash and cash equivalents are held in U.S. dollars and reais, with the remaining 18.1% are held in Australian dollars, euros, British pounds, Canadian dollars, Chinese Yuan and Japanese yen based on the relevant subsidiary. Additionally, as of December 31, 2025, we had US$24,302 thousand in short-term financial investment in U.S. dollars and British pound, presenting immediate liquidity.

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

In 2025 and 2024, we did not declare or pay dividends. The following table shows the generation and use of cash for the years ended December 31, 2025, and 2024:

Cash Flow Data

	Year ended December 31,
	2025	2024
	(in thousands of US$)
Net cash from operating activities	60,560	68,984
Net cash (used in) investing activities	(14,765)	(9,937)
Net cash used in financing activities	(61,111)	(35,970)
Exchange variation effect on cash and cash equivalents	6,559	(10,171)
Cash and cash equivalents as of January 1	56,621	43,715
Net (decrease) increase in cash and cash equivalents at end of period(1)	(15,316)	23,077

(1)	It includes exchange variation.

Net cash generated from operating activities

Net cash from operating activities was US$60,560 thousand for 2025, compared to US$68,984 thousand for 2024. This decrease was primarily driven by higher income taxes paid, which increased to US$8,371 thousand in 2025 from US$4,415 thousand in 2024, combined with changes in working capital, primarily an increase in accounts receivable and contract assets, which resulted in a use of cash of US$10,412 thousand in 2025, compared to a cash inflow of US$52 thousand in 2024. These factors were partially offset by a reduction in interest paid on loans and borrowings, which decreased to US$11,877 thousand in 2025 from US$12,399 thousand in 2024.

Net cash used in investing activities

Net cash used in investing activities was US$14,765 thousand for 2025, compared to net cash used in investing activities of US$9,937 thousand for 2024. In 2025, cash outflows were primarily attributable to investments in property and equipment and intangible assets, which totaled US$14,765 thousand, compared to US$10,572 thousand in 2024. In addition, there were no redemptions of financial investments in 2025, compared to US$635 thousand in 2024.

Net cash used in financing activities

Net cash used in financing activities was US$61,111 thousand in 2025, compared to US$35,970 thousand in 2024. This increase in cash used is mainly attributed to: (i) higher repayments of loans and borrowings, which increased to US$45,400 thousand in 2025 from US$21,994 thousand in 2024, and (ii) an increase in repurchase of treasury shares, which rose to US$35,527 thousand in 2025 from US$14,098 thousand in 2024. These outflows were partially offset by a decrease in installment payments related to accounts payable for business acquired, which declined to US$1,842 thousand in 2025 from US$17,900 thousand in 2024.

In 2024 and 2023, we did not declare or pay dividends. The following table shows the generation and use of cash for the years ended December 31, 2024 and 2023:

Cash Flow Data

	Year ended December 31,
	2024	2023
	(in thousands of US$)
Net cash from operating activities	68,984	59,291
Net cash (used in) investing activities	(9,937)	13,279
Net cash used in financing activities	(35,970)	(67,274)
Exchange variation effect on cash and cash equivalents	(10,171)	2,823
Cash and cash equivalents as of January 1	43,715	35,596
Net (decrease) increase in cash and cash equivalents at end of period(1)	23,077	5,296

(1)	It includes exchange variation.

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

Net cash from (used in) investing activities

Net cash used in investing activities was US$9,937 thousand for 2024, compared to net cash generated from investing activities of US$13,279 thousand for 2023. In 2024, the amount of investments in the acquisition of property and equipment and intangible assets totaled US$10,572 thousand, compared to US$4,843 thousand in 2023. In 2024, the amount of redemption in financial investments was US$635 thousand, compared to US$18,122 thousand in 2023. In 2023, we redeemed short-term financial investments to fulfill our liquidity requirements.

Net cash used in financing activities

Net cash used in financing activities was US$35,970 thousand in 2024, compared to US$67,274 thousand in 2023. This decrease in cash used is mainly attributed to: (i) a decrease in the amount of proceeds from loans and borrowings to US$19,818 thousand in 2024 from US$42,084 thousand in 2023; (ii) lower payment of loans and borrowings to US$21,994 thousand in 2024 from US$82,956 thousand in 2023; (iii) a lower inflow from the settlement of derivatives to US$1,542 thousand in 2024 from US$2,447 thousand in 2023; partially offset by (iv) higher cash used to repurchase shares, to US$14,098 thousand in 2024 from US$8,853 thousand in 2023; and (v) higher payment of accounts payable for businesses acquired to US$17,900 thousand in 2024 from US$15,418 thousand in 2023.

Indebtedness

As of December 31, 2025, our total outstanding consolidated indebtedness (non-current and current loans and borrowings) was US$122,628 thousand, consisting of US$66,443 thousand of short-term indebtedness, and US$56,185 thousand of long-term indebtedness. The decrease of US$16,107 thousand in total outstanding consolidated indebtedness in 2025 compared to 2024 is mainly related to the amortization and settlement of long-term loans, specifically Export Credit Notes (NCE) and Working Capital loans. This decrease was partially offset by an increase in short-term indebtedness, primarily driven by new Advance on Foreign Exchange (ACC) contracts.

The outstanding debt as of December 31, 2025 is presented in the table below. We continue to focus on obtaining financing at the most favorable rates available to maintain a balanced debt profile combining fixed and variable rate debt.

	Nominal interest rate	Year of maturity	December 31, 2025
In US$
Advance on foreign exchange contract	5.15% to 6.31%	2025 to 2026	25,711
Export Credit Note	SOFR + 2.33%	2026	9,120
Working Capital Loan	SOFR + 2.60% to 5.02%	2026 to 2028	55,299
Total			90,130
In R$
Export Credit Note	CDI + 1.75%	2026 to 2028	32,498
Total			32,498
Total loans and borrowings			122,628

We have restrictive financial covenants in certain of our loans and financing agreements, as summarized below:

Restrictive clause related to:	Measurement frequency	Indicators	Required	Result
Export credit note	Annual	Net debt(a)/ EBITDA(b)	Less than or equal to 3.0X	In compliance
Working capital	Annual	Net debt(a)/ EBITDA(b)	Less than or equal to 3.0X	In compliance

(a)	Net debt means total loans, less cash and cash equivalents.
(b)	EBITDA means earnings before interest, tax, depreciation and amortization, where interest refers to net finance costs.

 Non-compliance with the financial covenants could trigger the early maturity of our loans and financing agreements. Early maturity of our loans and financing agreements could also be triggered by disposal, merger, incorporation, spin-off, or any other corporate reorganization process that implies a change in shareholding control, without prior consent from the creditor.

Capital Expenditures

In 2025, we made investments in property and equipment and intangible assets of US$14,765 thousand, compared to US$10,572 thousand in 2024. These capital expenditures are mainly related to software investments and new IT equipment.

The increase in capital expenditures is primarily driven by higher investment in intangible assets, which increased to US$11,113 thousand in 2025 from US$7,623 thousand in 2024. This increase is mainly related to our investment in proprietary software development aimed at supporting our innovation, service offerings and growth initiatives. Additionally, the acquisition of property and equipment increased to US$3,652 thousand in 2025 from US$2,949 thousand in 2024, mainly related to acquisition of IT equipment. The following table sets forth our capital expenditures for the fiscal years 2025 and 2024:

	Year ended December 31,
	2025	2024
	(in thousands of US$)
Property and equipment acquisitions	3,652	2,949
Intangible assets acquisitions	11,113	7,623
Total Capital Expenditures	14,765	10,572

We expect to increase our capital expenditures, mainly related to IT equipment, as we hire new personnel, and to invest in proprietary software development to support the growth of our business and operations. We expect to meet our capital expenditure requirements for the next 12 months from our cash generated from operations, new borrowings in the financial and capital markets, or additional equity issuances.

Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products, and the continued market acceptance of our products.

C.           Research and Development, Patents and Licenses, etc.

See “Item 4. B. Business Overview — Intellectual Property.”

D.          Trend Information

See “Item 5. Operating and Financial Review and Prospects - A.Operating Results. — Factors Affecting Results of Operations.”

E.           Critical Accounting Policies and Estimates

Our audited consolidated financial statements are prepared and presented in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). In preparing our audited consolidated financial statements, we exercise judgments, make estimates, and adopt assumptions that have an impact on amounts reported in our audited consolidated financial statements. However, the inherent uncertainty associated with these judgments, assumptions, and estimates may lead to substantial adjustments to the carrying amounts of assets, liabilities, income, and expenses in future periods.

We review our estimates and underlying assumptions used in our accounting estimates in each reporting period. See note 4 to our audited consolidated financial statements.

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

The following table presents the names of the members of our board of directors:

Name	Age	Position
Fernando Matt Borges Martins	53	Chairperson
Brenno Raiko de Souza	41	Director
Cesar Nivaldo Gon	54	Director
Patrice Philippe Nogueira Baptista Etlin	62	Director
Silvio Romero de Lemos Meira	70	Independent Director
Maria Helena dos Santos Fernandes de Santana	66	Independent Director
Eduardo Campozana Gouveia	61	Independent Director
Carla Alessandra Trematore	50	Independent Director

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business address for our directors is Estrada Giuseppina Vianelli De Napoli, 1455 – Bl. C, pavimento superior, Globaltech, Zip Code: 13086-530, Campinas, State of São Paulo, Brazil.

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

Brenno Raiko de Souza. Mr. Raiko is a member of our board of directors. Mr. Raiko is a Managing Director of Advent, which he joined in 2011, and is based in Advent’s São Paulo office and is responsible for the technology sector in Latin America. Mr. Raiko has worked on 17 investments while at Advent, including CI&T, Easynvest, EBANX, Nubank, YDUQS, Siesa, Inspira, Skyone and Fleury. Previously, he was an associate at Kearney in São Paulo and New York. His consultancy experience includes M&A strategy, commercial due diligence, and corporate strategy and operations for a broad range of industries. Mr. Raiko holds a BS in Economics from Fundação Getulio Vargas in Rio de Janeiro and earned an MBA from Harvard Business School, with a Fundação Estudar merit-based scholarship.

Cesar Nivaldo Gon. Mr. Gon is a member of our board of directors and our global CEO. Mr. Gon has been leading CI&T since its founding in 1995. Mr. Gon is an entrepreneur in the technology and digital space. He taught himself computer programming by the age of 11, and at 13, sold the code of a chess game to a tech magazine. At the age of 23, he founded CI&T. Under his leadership as CEO, the company has grown and expanded globally. He is also an active investor in venture funds and startups, as well as a board member at Itaú Unibanco Holding S.A. and the Lean Enterprise Institute. Co-author of the book "Faster, Faster: The Dawn of Lean Digital" (2020) and a columnist for MIT Sloan Management Review. In 2019, he was awarded EY Entrepreneur Of The Year™ in Brazil. Mr. Gon is a computer engineer with a master's degree in Computer Science from the State University of Campinas, Brazil.

Eduardo Campozana Gouveia. Mr. Gouveia is an independent member of our board of directors, a member of our audit committee, and an investor and board member at start-ups such as Allya, PinPeople, Hands, AsaaS, Flash and Marvin, and a board member at large companies such as Mapfre Seguradora (chairman of the board), Quero-Quero, MasterBoi Frigoroficos and Inspirali Educacao. Mr. Gouveia was the CEO of Cielo, a payment solutions, technology and retail services company, until August 2018. Before taking over Cielo in early 2017, he was the CEO of Alelo, a voucher Company. He also founded and was the CEO of Livelo, a customer loyalty company of Banco do Brasil and Bradesco. Mr. Gouveia was also the first CEO of Multiplus Fidelidade. Prior to that, Mr. Gouveia was Vice President of Sales and Marketing at Cielo between 2006 and 2010. He held the positions of Vice President of Marketing (Walmart Brasil), Chief Marketing Officer (Bompreço) and General Officer (HiperCard). He started his career in the IT department of Banco Banorte then served in the bank’s product, marketing and sales departments. Mr. Gouveia holds a bachelor’s degree in Computer Science from the Universidade Federal do Pernambuco (UFPE), a specialization degree in Finance from IBMEC and an MBA in Marketing from the Fundação Getúlio Vargas (FGV).

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

Silvio Romero de Lemos Meira. Mr. Meira is an independent member of our board of directors, and an Extraordinary Professor at the Recife Center for Advanced Studies and Systems (CESAR), where he was also chief scientist until 2014, Distinguished Research Fellow at the Asia School of Business, Kuala Lumpur and “Emeritus” Professor at the Centre of Informatics of the Federal University of Pernambuco, Recife. He is a founder of The Digital Strategy Company and of Porto Digital where he also chairs the board of directors. Mr. Meira is a member of the board of Magazine Luiza and MRV. He is part of the innovation committee of Zro Bank. Mr. Meira works in strategy, digital transformation, software engineering, innovation, new business and education. He served as a fellow and faculty associate at the Berkman Klein Center for Internet and Society at Harvard University from 2012 to 2015 and as associate professor of law at FGV in Rio de Janeiro from 2014 to 2017.

Maria Helena dos Santos Fernandes de Santana. Ms. Santana is an independent member of our board of directors and chair of our audit committee, since August 2021. She is an independent director and chair of the audit committee of Itau Unibanco Holding S.A and an independent director and member of the audit committee of Fortbras S.A. Ms. Santana has, since 2013, acted as non-executive director for companies as XP Inc, Bolsas y Mercados Españoles – BME, Companhia Brasileira de Distribuicao S.A. – CBD, Totvs S.A., CPFL Energia S.A and Oi S.A. In addition, she served as the executive chairperson of the Brazilian Securities and Exchange Commission – CVM from July 2007 to July 2012 and as a commissioner from 2006 to 2007. She was chair of the executive committee of IOSCO - International Organization of Securities Commissions from 2011 to 2012. Among other roles, she served as a member of the board of trustees of the International Financial Reporting Standards Foundation from 2014 to 2019 and worked for the BOVESPA - São Paulo Stock Exchange for 12 years, acting as head of listings and issuer relations from 2000 to June 2006. She is a member of the Latin-American Corporate Governance Roundtable of the Organization for Economic Co-operation and Development. She holds a bachelor 's degree in economics from the Faculdade de Economia e Administração da Universidade de São Paulo – USP in Brazil.

Carla Alessandra Trematore. Ms. Trematore is an independent member of our board of directors and member of our audit committee, since September 2022. She worked at big four audit firms from 1996 to 2010, and also served as accounting partner at Hirashima & Associados, a boutique consulting firm specializing in advisory services for M&A transactions. Among other previous roles, Ms. Trematore was the chairperson of the audit committee of Caixa Econômica Federal from 2017 to 2020 and member of the board of directors of BRB – Banco de Brasília from 2021 to 2022. She currently serves as (i) independent member of the board of directors and coordinator of the audit committee of BR Partners Participações; (ii) independent member of the board of directors and audit committee of Allied Tecnologia; (iii) independent member of the audit committee of Hypera, Cosan, Rumo and Americanas, and (iv) member of the fiscal councils of Embraer, Comgás, Ânima Educação, Localiza and ISA Energia Brasil. She graduated in Computer Science from the Universidade Estadual Paulista – UNESP and in Accounting from Pontifícia Universidade Católica de Minas Gerais – PUC Minas, both in Brazil.

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Cesar Nivaldo Gon, our CEO, with broad experience in the technology/IT services industry.

The following table lists our executive officers:

Name	Age	Position
Cesar Nivaldo Gon	54	Chief Executive Officer
Stanley Rodrigues	54	Chief Financial Officer and Principal Accounting Officer
Bruno Guiçardi Neto	53	Director of Operations

The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business address for our executive officers is Estrada Giuseppina Vianelli De Napoli, 1455 – Bl. C, pavimento superior, Globaltech, Zip Code: 13086-530, Campinas — São Paulo State — Brazil.

Cesar Nivaldo Gon, Chief Executive Officer. See “Board of Directors” above.

Stanley Rodrigues, Chief Financial Officer. Mr. Rodrigues is our CFO and principal accounting officer. He has been the CFO of CI&T Brazil since 2014 and has 32 years of work experience, including 28 years in the information technology industry in both private and public companies, with extensive experience in mergers & acquisitions transactions. He was previously the CFO of Sonda IT in Brazil and Mexico and controller of Atos Origin. He holds a degree in Civil Engineering from UNICAMP and an MBA from Fundação Instituto de Administração — Universidade de São Paulo.

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

For the year ended December 31, 2025, we paid to the members of our board of directors and executive officers for services in all capacities in aggregate, direct compensation of US$2,009 thousand, including both benefits paid in kind and compensation and US$ 158 thousand under our share-based compensation program. See note 24 to our audited consolidated financial statements included elsewhere in this report.

Employment Agreements

Some of our executive officers have entered into employment agreements with us, certain of which provide for notice of termination periods and include restrictive covenants, including with respect to confidentiality, non-compete and exclusivity and severance obligations. None of our directors have entered into service agreements with us.

Long-Term Incentive Plan

Currently, we have three types of long-term incentive plans: stock options plans, equity incentive plans, and restricted stock units.

We currently have two stock option plans: (i) the 1st Stock Option Plan, with grants in 2020 and 2021, has four separate stock option programs, and (ii) the 2nd Stock Option Plan, with grants in 2022, 2023, 2024 and 2025, has three separate stock option programs. Under each of these plans, we grant executives, officers, and directors eligible options that are settled in equity, subject, without limitation, to criteria determined by the Nominating Committee. Our Incentive Stock Option Plan, part of our equity incentive plan, provides US resident employees with eligible stock options that are settled in equity, subject, without limitation, to criteria determined by the Board of Directors and/or the Nominating Committee.

Under our Restricted Stock Units Plan, we grant executives, officers, and directors eligible shares that are settled in equity, subject, without limitation, to criteria determined by the Board of Directors and/or Nominating Committee. Additionally, we have a matching program under our Restricted Stock Units Plan, which provides for the granting of Restricted Stock Units (“RSUs”) to selected participants who fulfill the condition of acquiring CI&T’s shares and holding the acquired shares as restricted and non-negotiable shares for the respective vesting period. Under the matching program, participants have the right to receive, on each grant date, the matching shares granted in accordance with the vesting period, equivalent to 50% of the shares they acquired. Matching shares become vested on the second anniversary of the grant date.

In 2025, we granted a total of 1,713,533 options and share-based awards under our Stock Option Plan, Incentive Stock Option Plan, and Restricted Stock Units Plan, as well as 28,510 cash-settled awards. In 2024, we granted a total of 1,780,706 options and share-based awards under these plans.

For more information regarding the exercise price, see note 16.6 to our audited consolidated financial statements. In 2025, we delivered 870,7951 Class A common shares, net of tax withholding, in connection with our long-term incentive plans, while in 2024, we delivered 745,570 Class A common shares in connection with our long-term incentive plans.

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

Nominating and ESG Committee

Our Nominating and ESG Committee, which consists of Fernando Matt Borges Martins, Eduardo Campozana Gouveia and Brenno Raiko de Souza, assists our board of directors in nominating candidates for election to the board of directors and overseeing the human resources policies and practices adopted by the Company and its subsidiaries, as appropriate. Fernando Matt Borges Martins serves as Chairperson of the committee. As a foreign private issuer, our nominating and ESG committee is not required to satisfy the “independence” requirements as set forth in NYSE Rule 303.A.00. The nominating committee is governed by a charter that complies with otherwise applicable SEC and NYSE rules. The nominating committee is responsible for, among other things:

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

We have developed a robust Compliance Program based on eight key pillars designed to prevent, detect, and rectify actions contrary to the company’s principles and values. This program aims to safeguard our integrity by fostering a fair and transparent corporate environment while ensuring adherence to relevant laws and regulations. The pillars of our Compliance Program are: Code of Ethics and Conduct and Policies, Communication and Training, Ethics Reporting Channel, Internal Investigations, Due Diligence, Senior Management Support, Risk Management and Internal Compliance Controls, and Internal Audit. Our Compliance Policy is publicly accessible on our website.

All employees are required to acknowledge and accept the Code of Ethics and Conduct upon joining the company and undergo annual mandatory training on Ethics and Conduct to reinforce the directives outlined in our Code and key Compliance Policies.

Any violations of our Code of Ethics and policies can be reported through our Ethics Reporting Channel (ethics.ciandt.com), which is accessible on our website. Reports are treated confidentially and may be submitted anonymously.

Other Corporate Governance Matters Foreign Private Issuer Exemption

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, rules provide that foreign private issuers may follow the home country’s practice in lieu of corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the NYSE listing standards.

D.           Employees

Our People

Since our incorporation, we have considered our employees our greatest asset, making sure that we have a healthy and humane environment, and that we offer an opportunity for people to grow professionally along with us. On December 31, 2025, our employee attrition rate based on voluntary employee departures was 13.9% (excluding employee departures with less than a six-month tenure). Our employees’ salaries are adjusted annually according to inflation indexes and based on labor union negotiations.

In 2025, our employee base increased 15.7%, from 6,907 in 2024 to 7,993 in 2025.

As of the periods shown below, we had the following employees, broken out by geography:

	Year ended December 31,
	2025	2024	2023
North America
United States	175	202	249
Canada	24	27	27
Europe
United Kingdom	60	78	146
Portugal	79	80	65
Latin America
Brazil	6,980	5,962	5,182
Colombia	322	199	105
Asia Pacific
Japan	12	11	14
China	271	328	280
Philippines	53	-	-
Singapore	3	-	-
Australia	14	20	43
Total	7,993	6,907	6,111

We monitor revenue per Billable Employee (AI-Tech Professionals) as a measure of the productivity of our billable AI-Tech Professional workforce. For the fiscal year ended December 31, 2025, revenue per AI- Tech Professional was US$76.4 thousand, compared to US$78.4 thousand in 2024. AI-tech professional count is calculated as the 12-month average for the period. Figures represent full-time employees and exclude internship programs. This metric increased from an average of 5,601 in 2024 to 6,408 in 2025.

The table below provides a summary of these productivity metrics for the last two fiscal years:

	Year ended December 31,
	2025	2024
Revenue (USD Million)	489,6	439,0
AI Tech-Professional (Average) (2)	6,408	5,601
Revenue per AI Tech-Professional (thousand USD)	76.4	78.4

2 We define "billable employees" (reported as AI Tech-Professional Average) as those employees accounted for within costs of services provided. These are professionals directly involved in the delivery of our strategy, design, and software development services to customers, constituting the primary part of our workforce responsible for revenue generation. The average is calculated based on the arithmetic mean of the headcount at the end of each month within the fiscal year and excludes interns.

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

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.          Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares by: (i) each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares; and (ii) our executive officers and directors, as a group, as of the date of this annual report, unless otherwise noted. Percentages in the table below are based on 18,113,183 outstanding Class A common shares and 110,776,570 outstanding Class B common shares.

	Class A		Class B
Shareholders	Shares	% of Class A	Shares	% of Class B
5% Shareholders
Cesar Nivaldo Gon (2)	66,392	0.4%	23,303,273	21.0%
Fernando Matt Borges Martins(3)	82,196	0.5%	22,722,913	20.5%
Bruno Guiçardi Neto(4)	85,775	0.5%	15,298,381	13.8%
Advent Managed Fund LLCs(5)	556,699	3.1%	49,081,192	44.3%
BW Gestão de Investimentos Ltda.(6)	2,010,665	11.1%	-	-
Other Officers and Directors(7)
Stanley Rodrigues(8)	61,734	0.3%	166,122	0.1%
Maria Helena dos Santos Fernandes(9)	15,808	0.1%	-	-
Carla Alessandra Trematore(10)	10,719	0.0%	-	-
Eduardo Gouveia(11)	650	0.0%	-	-
Silvio Romero de Lemos Meira(12)	-	-	-	-

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Additional Information — B. Memorandum and Articles of Association — Description of Share Capital.”
(2)	Mr. Cesar Nivaldo Gon, our Chief Executive Officer and member of our board of directors, beneficially owns Class B common shares in us indirectly through his ownership of interests in ENIAC Capital Group Ltd., an entity incorporated under the laws of the British Virgin Islands with registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(3)	Mr. Fernando Matt Borges Martins, our chairperson of our board of directors, beneficially owns Class B common shares in us indirectly through his ownership of interests in Guaraci Investments Ltd., an entity incorporated under the laws of the British Virgin Islands with registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(4)	Mr. Bruno Guiçardi Neto, our Director of Operations, owns 8,998,381 Class B common shares directly and beneficially owns 6,300,000 Class B common shares through The Ferreira Guiçardi Family Trust, an entity incorporated under the laws of the State of Delaware with registered office at 200 Bellevue Parkway, Suite 250, Wilmington, DE 19809, United States of America.
(5)	Includes 16,360,375 Class B common shares owned by AI Calypso Brown LLC (“Calypso Brown”), 16,360,375 Class B common shares owned by AI Iapetus Grey LLC (“Iapetus Grey”) and 16,360,442 Class B common shares owned by AI Titan Black LLC (“Titan Black”). The managing members and beneficial owners of each of Calypso Brown, Iapetus Grey and Titan Black are the following funds (the “Advent LAPEF VI Funds”): Advent Latin American Private Equity Fund VI Limited Partnership, Advent Latin American Private Equity Fund VI-A Limited Partnership (of which Advent LAPEF VI Feeder Limited Partnership is a limited partner), Advent Latin American Private Equity Fund VI-B Limited Partnership, Advent Latin American Private Equity Fund VI-C Limited Partnership, Advent Latin American Private Equity Fund VI-D Limited Partnership, Advent Latin American Private Equity Fund VI-E Limited Partnership, Advent Latin American Private Equity Fund VI-F Limited Partnership, Advent Latin American Private Equity Fund VI-G Limited Partnership, Advent Latin American Private Equity Fund VI-H Limited Partnership, Advent Partners LAPEF VI Limited Partnership and Advent Partners LAPEF VI-A Limited Partnership. The Advent LAPEF VI Funds have direct or indirect ownership interests in Calypso Brown, Iapetus Grey and Titan Black, but none of the Advent LAPEF VI Funds has voting or dispositive power over any shares. LAPEF VI GP Limited Partnership (“LAPEF VI GP LP”) is the general partner of the Advent LAPEF VI Funds, and Advent International LAPEF VI, LLC (“Advent LAPEF VI GP LLC”) is the general partner of LAPEF VI GP LP. Advent International L.P.(“Advent”) is the sole member and manager of LAPEF VI SH LLC, which is itself the sole member and manager of Advent LAPEF VI GP LLC, and Advent may be deemed to have voting and dispositive power over the shares held by the Advent Managed Fund LLCs. Voting and investment decisions by the Advent Managed Fund LLCs are made by a number of individuals currently composed of Christopher Egan, David M. Mussafer and John Maldonado.The address of each of the entities and individuals named in this footnote is c/o Advent International, L.P, Prudential Tower, 800 Boylston St., Suite 3300, Boston, MA 02199.
(6)	As reported by BW Gestão de Investimentos Ltda in its 13F filed with SEC on February 12,2026.
(7)	Figures for Other Officers and Directors are presented as of February 28, 2026.
(8)	Stanley Rodrigues, our chief financial officer, holds 131,195 options, consisting of 117,321 Stock Options and 13,874 Restricted Stock Units (RSUs).
(9)	Ms. Maria Helena dos Santos Fernandes Santana, a member of our Board of Directors, holds 8,119 options, consisting of 3,953 Stock Options and 4,166 Restricted Stock Units (RSUs).
(10)	Carla Alessandra Trematore, member of our board of directors, holds 2.781 options, consisting of Restricted Stock Units (RSUs).
(11)	Mr. Eduardo Gouveia, member of our board of directors, holds a total of 34,860 options, consisting of 30.694 Stock Options and 4,166 Restricted Stock Units (RSUs).
(12)	Silvio Romero de Lemos Meira, member of our board of directors, holds 34,122 options, consisting of 31,344 of Stock Options and 2,778 Restricted Stock Units (RSUs).
Disclosure regarding the equity interest held by Cesar Nivaldo Gon, Fernando Matt Borges Martins and Bruno Guiçardi Neto is provided separately in the table above.

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

B.           Related Party Transactions

We enter into intercompany commercial transactions with related parties and intercompany financial transactions (priced on an arm’s length basis).

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

Registration Rights Agreement

In connection with the initial public offering, we entered into a registration rights agreement whereby we grant certain registration rights to the Advent Managed Fund LLCs, ENIAC Capital Group Ltd. (the investment vehicle of Mr. Cesar Nivaldo Gon), Bruno Guiçardi Neto including the Ferreira Guiçardi Family Trust, and Guaraci Investments Ltd. (the investment vehicle of Mr. Fernando Matt Borges Martins), including the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act our common shares held by them. In addition, we have committed to file as promptly as possible, after receiving a request from the Advent Managed Fund LLCs, ENIAC Capital Group Ltd., Bruno Guiçardi Neto and/or the Ferreira Guiçardi Family Trust, and Guaraci Investments Ltd., a shelf registration statement registering secondary sales of our common shares held by the Advent Managed Fund LLCs, ENIAC Capital Group Ltd., Bruno Guiçardi Neto, and Guaraci Investments Ltd. The Advent Managed Fund LLCs, ENIAC Capital Group Ltd., Bruno Guiçardi Neto, and Guaraci Investments Ltd. also have the ability to exercise certain piggyback registration rights in respect of common shares held by them in connection with registered offerings requested by other holders of registration rights or initiated by us.

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

Legal Proceedings

We may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management time and resources and other factors. For additional information, see note 15 to our audited consolidated financial statements included elsewhere in this report.

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

Our Articles of Association authorize the issuance of up to 1,000,000,000 shares of a nominal or par value of US$0.00005 each, which at the date of this annual report comprise 500,000,000 Class A common shares and 250,000,000 Class B common shares (which may be converted into Class A common shares in the manner contemplated in our Articles of Association), and 250,000,000 shares of such class or classes (howsoever designated) and having the rights that our board of directors may determine. As of the date of this annual report, we have 23,802,836 Class A common shares and 110,776,570 Class B common shares of our authorized share capital issued and outstanding.

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

As of December 31, 2025 we have a total issued share capital of US$6.7 thousand divided into 134,579,406 shares of a nominal or par value of US$0.00005 each, comprising (i) 23,802,836 Class A common shares; and (ii) 110,776,570 Class B common shares.

Treasury Stock

On December 19, 2024, our board of directors approved a share repurchase program, authorizing the repurchase of up to 5 million outstanding Class A common shares.

On September 12, 2025, our board of directors approved a new share repurchase program, pursuant to which we may repurchase up to five million outstanding Class A common shares. This share repurchase program will remain in effect until December 31, 2026, and may be suspended or discontinued at any time.

As of December 31, 2025, we held 5,719,653 shares in our treasury reserve.

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

On December 19, 2024, our board of directors approved a share repurchase program, authorizing the repurchase of up to 5 million outstanding Class A common shares. On September 12, 2025, our board of directors approved a new share repurchase program, pursuant to which we may repurchase up to five million outstanding Class A common shares through December 31, 2026. This share repurchase program will remain in effect until December 31, 2026, and may be suspended or discontinued at any time. Shares repurchased under the program may be used for M&A obligations and long-term incentive plans, and may be held in treasury.

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

Subject to the provisions of Our Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the NYSE, our board of directors may from time to time at its discretion exercise all powers of CI&T, including, subject to the Companies Act, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

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

Handling of Mail

Mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address, which will be supplied by us. None of us, our directors, officers, advisors or service providers (including the organization that provides registered office services in the Cayman Islands) will bear any responsibility for any delay whatsoever caused in mail reaching the forwarding address.

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

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of Class A common shares. In particular, this summary is directed only to U.S. Holders that hold Class A common shares as capital assets and does not address particular tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies, real estate investment trusts, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our stock by vote or value, persons holding Class A common shares as part of a hedging or conversion transaction or a “straddle”, or as part of a “synthetic security” or other integrated financial transaction, former U.S. citizens and residents, nonresident alien individuals present in the United States for a period or periods aggregating 183 days or more during the taxable year, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Class A common shares.

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

Our Class A common shares are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2024 and 2025 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the reasonably foreseeable future. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Taxation of Dispositions of Shares

Subject to the discussion below under “— Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of Class A common shares, you will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and your adjusted tax basis in the Class A common shares. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the Class A common shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

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

Based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not believe that we were a PFIC in 2025, and we do not anticipate becoming a PFIC for our current taxable year or in the reasonably foreseeable future. However, the determination whether we are a PFIC must be made annually after the close of each taxable year and based on the facts and circumstances at that time, such as the valuation of our assets, including goodwill and other intangible assets, which may depend on the value of our Class A common shares at the time and can be expected to vary over time.

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

I. Subsidiary Information

See note 3.3 to our audited consolidated financial statements for a description of the Company’s subsidiaries.

J. Annual Report to Security Holders

Not applicable.

Note: Certain amounts in this document may not add due to rounding.

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

Credit Risk

We employ a simplified standard approach for commercial financial assets, whereby the provision for losses is assessed over the remaining life of the asset. For additional details regarding the expected credit losses related to accounts receivable and contract assets, please refer to note 6 to our audited consolidated financial statements.

In addition, we are exposed to credit risk with respect to financial guarantees granted to banks.

We held cash and cash equivalents of US$47,864 thousand as of December 31, 2025 (US$56,621 thousand as of December 31, 2024). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated BB+ to AAA, based on Standard & Poor’s, Moody’s, and Fitch ratings.

The carrying amount of our financial assets represents the maximum credit exposure. The maximum credit risk exposure on the date of the consolidated financial statements is:

	December 31, 2025	December 31, 2024
	in thousands of US$
Cash and cash equivalents	47,864	56,621
Accounts receivable and contract assets	131,548	115,973
Derivatives	190	723
Other assets (current and non-current)	7,541	8,286
Total	187,143	181,603

Currency risk

We are exposed to foreign exchange risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables, and borrowings are denominated and our functional currency and the respective functional currencies of our subsidiaries.

Foreign exchange risk is intrinsic to our business model. Our revenue is mainly denominated in the functional currency of our subsidiaries. On the other hand, a significant part of our employee expenses are denominated in Brazilian reais. We are exposed to exchange rate risk on our financial investments, trade and other payables, accounts receivable, loans and borrowings, accounts payable for businesses acquired and derivatives.

The exposure to significant exchange rate changes is detailed as follows:

	Year ended December 31,
	2025		2024
	USD (thousands)	Other(1) (thousands)	USD (thousands)	Other(1) (thousands)
Accounts receivable	4,156	538	6,676	1,384
Restricted cash - escrow account	-	-	-	4,247
Trade and other payables	(282)	-	-	-
Derivatives	(514)	-	(2,370)	-
Loans and borrowings	(34,832)	-	(27,043)	-
Lease liabilities	-	-	-	-
Accounts payable for business acquired	-	-	-	(4,265)
Net exposure	(31,472)	538	(22,737)	1,366

(1)	Includes amounts in British pounds, Euro, Australian dollars, Canadian dollars, Japanese yen, Colombian pesos, and Chinese yuan.

Sensitivity analysis for currency risk

Based on information from rating agencies, we estimate that, in a reasonably possible scenario, the foreign exchange rate variation against the Brazilian Real on December 31, 2025, will result in a depreciation of -0.04% for the U.S. dollar. We conducted a historical analysis of the past 10 years of our exposure and the impact on our results due to currency volatility. This analysis revealed an average variation of approximately 9% for the U.S. dollar in an adverse scenario, and 29% for the U.S. dollar in a remote scenario compared to current exchange rates.

	US$ exposure
	Exchange rate	December 31, 2025
Assets (liabilities) net exposure	5.5024	(31,472)
Effects on profit or loss
Reasonably possible scenario -0.04%	5.5003	12
Exchange rate depreciation -9%	5.0072	2,832
Exchange rate depreciation -29%	3.9067	9,127
Exchange rate appreciation +9%	5.9976	(2,832)
Exchange rate appreciation +29%	7.0981	(9,127)

Interest Rate Risk

We hold financial assets and liabilities linked to some interest rates. Our sensitivity analysis considered the impact on annual interest solely for positions exposed to these fluctuations. Additionally, we engage in derivative contracts to mitigate this risk.

The summarized exposure to interest rate variation is as follows:

	Year ended December 31,
	December, 2025		December, 2024
	CDI	SOFR	CDI	SOFR
Short-term financial investments	9,639	-	31,758	-
Loans and borrowings	(32,498)	(58,939)	(35,195)	(80,454)
Accounts payable for business acquired	(5,046)	-	(5,490)	-
Derivatives (interest rate swap)	-	9,120	-	16,746
Net exposure	(27,905)	(49,819)	(8,927)	(63,708)

Sensitivity analysis for interest rate risk

Based on information from rating agencies, we estimate that, in a reasonably possible scenario, interest rates could decrease by up to 7.18% for CDI and by up to 9.23% for SOFR as of December 31, 2025. We have conducted a historical analysis of the past 10 years to assess our exposure and the impact of interest rate changes on our results, considering an adverse and a remote scenario compared to current interest rates, and observed a variation of 13% and 49%, respectively, for CDI. Due to the limited historical data and stability of SOFR, we do not consider a remote or adverse scenario for this interest rate.

	CDI exposure		SOFR exposure
	Interest rate p.a.	December 31, 2025	Interest rate p.a.	December 31, 2025
Assets(liabilities) net exposure	14.90%	(27,905)	3,79%	(49,819)
Effects on profit or loss
Reasonably possible scenario -7.18% CDI	13.83%	299	-	-
Reasonably possible scenario -9.23% SOFR	-	-	3.44%	174
Interest rate decrease -13%	12.96%	541	-	-
Interest rate decrease -49%	7.60%	2,037	-	-
Interest rate increase +13%	16.84%	(541)	-	-
Interest rate increase +49%	22.20%	(2,037)	-	-

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

	Year Ended December 31, 2025
	USD(thousands)
	Carrying amount	Contractual cash flow	6 months or less	6-12 months	1-2 years	2-5 years
Financial liabilities
Trade and other payables	5,192	5,192	5,192	-	-	-
Loans and borrowings	122,628	136,532	44,633	20,410	45,792	25,697
Lease liabilities	8,303	9,596	2,342	1,806	3,120	2,328
Accounts payable for business acquired	5,233	6,343	64	1,387	4,892	-
Contract liability	4,021	4,021	4,021	-	-	-
Other liabilities (current and non-current)	5,187	5,187	3,004	29	58	2,096
Derivatives	512	512	512	-	-	-
	151,076	167,383	59,768	23,632	53,862	30,121

	Year Ended December 31, 2024
	USD(thousands)
	Carrying amount	Contractual cash flow	6 months or less	6-12 months	1-2 years	2-5 years
Financial liabilities
Trade and other payables	4,803	4,803	4,803	-	-	-
Loans and borrowings	138,735	161,076	15,714	40,168	46,012	59,182
Lease liabilities	9,495	10,443	2,425	1,984	3,297	2,737
Accounts payable for business acquired	9,911	10,081	4,938	1,489	1,713	1,941
Contract liability	6,766	6,766	6,766	-	-	-
Other liabilities (current and non-current)	5,586	5,586	3,763	-	47	1,776
Derivatives	2,370	2,370	2,370	-	-	-
	177,666	201,125	40,779	43,641	51,069	65,636

Derivatives

We enter into derivative financial instruments exclusively to manage financial risks arising from our financing activities.

As of December 31, 2025, we have two interest rate swap contracts outstanding, both of which are used to manage exposure to interest rate volatility associated with our loans and borrowings.

These instruments are settled in cash and do not require investments other than normal collateral arrangements, when applicable.

	December 31, 2025
Maturity	Notional in US$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	9,000	SOFR Overnight	3.09%	190
07/07/2026	4,479	CDI	US$ variation + 4.90%	(512)
Total				(322)

	December 31, 2024
Maturity	Notional in US$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	16,500	SOFR Overnight	3.09%	723
07/07/2026	9,287	CDI	US$ variation + 4.90%	(2,370)
Total				(1,647)

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

[Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as of December 31, 2025 were effective.]

B.          Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS Accounting Standards as issued by IASB.

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

[Our management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.]

C.           Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report by our independent registered public accounting firm because, as an “emerging growth company,“ as defined under the JOBS Act, we are exempt from this requirement.

D.          Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting as defined in Rule 13a-15(d), under the Securities Exchange Act of 1934, as amended, that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year ended December 31,
	2025	2024
	(US$ thousand)
Audit fees	650	657
Audit-related fees	-	15
Total fees	650	672

“Audit Fees” are the aggregate fees billed by KPMG for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees.”We have established policies and procedures that require any engagement of our independent auditor for audit or non-audit services to be submitted to and pre-approved by the audit committee. In addition, our audit committee may delegate its authority to pre-approve services to one or more members of the audit committee, provided that such designees present any such approvals to the full audit committee at the next audit committee meeting following such pre-approval.

D. Exemptions from the listing standards for audit committees

Not applicable. For a discussion on our audit committee, see “Directors, Senior Management and Employees — C. Board Practices — Board Committees —Committees —Audit Committee.”

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth the information of our purchases of our Class A common shares in 2025. See note 17.2 to our consolidated financial statements for further information about our share repurchase programs.

	Total number of common shares purchased	Average price paid per common share (US$)	Total number of common shares purchased as part of publicly announced programs(1)	Maximum number of shares that may yet be purchased under the programs
January 2025	218,998	6.23	4.4%	4,724,790
February 2025	307,853	7.17	10.7%	4,416,937
March 2025	607,112	6.71	22.9%	3,809,825
April 2025	514,227	5.23	33.3%	3,295,598
May 2025	579,634	6.18	45.1%	2,715,964
June 2025	670,396	5.94	58.6%	2,045,568
July 2025	478,347	5.75	68.3%	1,567,221
August 2025	576,994	5.35	80.0%	990,227
September 2025(1)	692,150	5.37	46.7%	5,298,077
October 2025	587,005	4.67	52.6%	4,711,072
November 2025	587,414	4.61	58.5%	4,123,658
December 2025	622,767	4.58	64.8%	3,500,891
Total	6,442,897	$5.65	64.8%	3,500,891

(1)	On September 12, 2025, our board of directors approved a new share repurchase program, pursuant to which we may repurchase up to 5 million outstanding Class A common shares through December 31, 2026. This share repurchase program will remain in effect until December 31, 2026, and may be suspended or discontinued at any time.
F.  Change in registrant’s certifying accountant

Not applicable.

G. Corporate governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the articles of association that provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors duties of care and skill and fiduciary duties to the companies which they serve. Under our Articles, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairperson of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meetings and the resolution may be passed by a majority of the directors present at the meeting.

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

As a foreign private issuer, we are permitted to follow home country practices in lieu of certain Stock Exchange corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

-	NYSE Rule 303A.01, which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.
-	NYSE Rule 303A.04, which requires that a company have a nomination/corporate governance committee composed entirely of “independent directors.” Although we currently have a nominating committee, we are not required by the laws of the Cayman Islands, nor do we intend to have such a committee comply with NYSE Rule 303A.04.
-	NYSE Rule 303A.05, which requires that a company have a compensation committee composed entirely of independent directors. Although our nominating committee also serves as a compensation committee, we are not required by the laws of the Cayman Islands, nor do we intend to have such a committee comply with NYSE Rule 303A.05.
-	NYSE Rules 303A.08 and 312.03, which requires shareholders’ approval as a prerequisite to (a) equity compensation plans and material revisions thereto, (b) issuing common shares, or securities convertible into or exercisable for common shares, to a director, officer, a controlling shareholder or member of a control group or any other substantial security holder of the company that has an affiliated person who is an officer or director of the company, if the number of common shares to be issued exceeds either 1% of the number of common shares or 1% of the voting power outstanding before the issuance, (c) issuing or selling securities (or securities convertible into or exercisable for common shares) that equal 20% or more of the issuer’s outstanding common shares or voting power, and (d) an issuance that result in a change of control of the issuer. Under the laws of the Cayman Islands, shareholder approval is not required for the situations described in clauses (a)-(d) above.

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

Our cybersecurity risk management processes include the following:

-	Aligning our cyber practices with internationally established cybersecurity frameworks is a key focus. In addition to being ISO 27001 certified, we have adhered to market best practices and frameworks, including CIS Controls, NIST CSF, and Mitre ATT&CK. We prioritize the use of monitoring solutions for security, implementing systems to identify anomalous traffic on the local network or in the cloud, along with antimalware measures for endpoint security. Cloud monitoring is supported by a specific solution, and logs from critical assets are sent to our central Security Information and Event Management (“SIEM”) system. SIEM is operated 24/7 by outsourced professionals, who promptly notify our security team of critical alerts for appropriate intervention.
-	Maintaining a strict cybersecurity protocol to protect sensitive data and ensure system integrity. Our advanced security measures include multifactor authentication, robust firewalls, and an eXtended Detection and Response (“XDR”) system serving as antivirus, regularly updated. Proactive vulnerability management is conducted to identify and address potential breaches promptly. As part of our ongoing cybersecurity efforts, we undergo penetration testing twice a year by an accredited external firm to assess our security posture and further enhance defenses against digital threats.
-	Involving a comprehensive team responsible for day-to-day cybersecurity related matters. Our legal department provides guidance on regulatory and legal matters, ensuring compliance with cybersecurity laws and regulations. Internal audit conducts independent assessments of the effectiveness of our security controls, identifying areas for improvement. Our human resources department plays a crucial role in ensuring that every new hire is trained on safe computing practices and data protection. Our compliance area ensures that our policies are aligned with applicable regulatory standards. Our IT team works closely with SecOps experts to implement and maintain robust defense systems. Additionally, our corporate security team plays a complementary role in protecting physical assets that can impact digital security.
-	Carrying insurance against potential losses resulting from cybersecurity incidents and regularly reviewing our policy and coverage levels based on relevant risks. Although CI&T Brazil does not have cyber liability insurance coverage, the policy held by CI&T US provides financial protection in the event of data breaches, cyberattacks, or other security incidents, helping to mitigate the financial impact on our organization. By regularly assessing our policies and coverage levels, we aim to ensure that our insurance is adequately aligned with the constantly evolving threat landscape and potential vulnerabilities in our systems.
-	Conducting annual cybersecurity awareness training sessions, mandatory for all company employees. These sessions are designed to educate about the latest cybersecurity threats, best practices for protecting sensitive information, and the importance of maintaining vigilance in their digital activities. Additionally, weekly posts are made on our corporate social network, along with simulated phishing exercises and real-world case studies. Our training is intended to equip employees with the knowledge and skills necessary to identify and effectively respond to potential security risks.
-	Maintaining a robust incident response plan which defines the procedures and protocols to be followed in the event of any cyber incident, from initial detection to full resolution. Our incident response plan establishes the roles and responsibilities of the various teams involved, to ensure a prompt and coordinated response. Additionally, the plan includes steps for impact mitigation and recovery of affected systems and data. In the event of an incident, the plan also provides for an internal escalation process, pursuant to which incidents are initially addressed by the cybersecurity team and, if necessary, escalated to higher levels of leadership, aiming at swift and effective responses. We regularly review and update our incident response plan in order to ensure its effectiveness in light of the constantly evolving cyber threat landscape.
-	Involvement in broader industry initiatives and organizations relating to cybersecurity, such as collaborating with organizations across different industries to share best practices, fight cybercrime, enhance privacy, discuss new technologies, and advance capabilities in these areas. We are actively involved in initiatives and organizations related to cybersecurity as members of an external group composed of several companies that discuss information security topics. Participating in this group provides us with access to valuable insights and best practices in cybersecurity, allowing us to keep our security posture updated and aligned with the latest industry trends.
108

We also engage trusted partners to ensure the effectiveness of our security practices. One of these partners played a key role in the successful implementation of the ISO 27001 standard, providing expertise and specialized guidance throughout the process. This implementation process was validated by a third-party market audit firm, responsible for certifying our compliance with ISO 27001:2022 (Since September, 2022). Additionally, we evaluate the structure and test the effectiveness of our processes and to provide training. Our cybersecurity risk management processes extend to the oversight and identification of cybersecurity risks from our association with our use of third-party service providers. Our risk management program includes supplier management as a component of our cybersecurity strategy. We evaluate our vendors to ensure that they meet our security standards and requirements, including by assessing their cybersecurity practices, data protection measures, and compliance with relevant regulations. We prioritize partnerships with vendors who demonstrate a strong commitment to security and provide transparency regarding their security posture. Additionally, our contracts provide an outline of our expectations and define responsibilities in connection with cybersecurity.

As of the date of this report, our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats. We cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents.

Governance

Board of Directors

Our board of directors and our audit committee are primarily responsible for overseeing risks related to information security. Such risks are managed by our security team, an independent division led by a senior manager, an executive manager, and an executive director. This team regularly participates in meetings with our audit committee, where information security and security risk management agendas are discussed. Additionally, topics discussed at these meetings, including significant incidents and potential impacts, are presented and discussed at meetings of the board of directors.

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

PART III.

ITEM 17. FINANCIAL STATEMENTS
Not applicable.

ITEM 18. FINANCIAL STATEMENTS
See our consolidated financial statements beginning at page F-1

ITEM 19.                     EXHIBITS

The following documents are filed or incorporated by reference as part of this registration statement

Exhibit No.	Exhibit
1.1	Memorandum and Articles of Association of CI&T Inc.†
2.1	Description of Share Capital
8.1	List of Subsidiaries
10.1	Form of Indemnification Agreement.†
10.2	Form of Registration Rights Agreement.†
10.4	Form of Shareholders’ Agreement.†
11.1	Insider Trading Policy†
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer and the Chief Financial Officer
23.1	Consent of KPMG Auditores Independentes Ltda.
97	Clawback Policy†
101	Interactive Data File
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Incorporated by reference
**	Certain schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CI&T Inc

By:	/s/Cesar Nivaldo Gon
Name: Cesar Nivaldo Gon
Title: Chief Executive Officer

By:	/s/Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer

Date: March 11, 2026

CI&T Inc

Consolidated financial statements December 31, 2025

F-1

CI&T Inc. Consolidated financial statements December 31, 2025

Auditor Name: KPMG Auditores Independentes Ltda.

Auditor Location: São Paulo, Brazil

Auditor Firm ID: 1124

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
CI&T Inc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of CI&T Inc and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statement of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

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

Campinas, Brazil
March 11, 2026

CI&T Inc. Consolidated statement of financial position as of December 31, 2025 and December 31, 2024 (In thousands of United States dollars – US$)

Assets	Note	December 31, 2025	December 31, 2024	Liabilities and equity	Note	December 31, 2025	December 31, 2024
Cash and cash equivalents	5	47,864	56,621	Trade and other payables		5,192	4,803
Accounts receivable	6.1	97,288	93,717	Loans and borrowings	10	66,443	46,227
Contract assets	6.2	34,260	22,256	Lease liabilities	11	3,435	3,867
Recoverable taxes		2,103	861	Salaries and welfare charges	13	58,670	44,554
Current income tax assets		8,068	6,650	Accounts payable for business acquired	12	1,328	6,522
Derivatives	14	190	723	Derivatives	14	512	2,370
Restricted cash		-	4,247	Current income tax liabilities		760	2,823
Other assets		6,358	6,685	Other taxes payable		3,266	3,062
				Contract liability		4,021	6,766
				Other liabilities		3,291	3,989

Total current assets		196,131	191,760	Total current liabilities		146,918	124,983

Recoverable taxes		895	669	Loans and borrowings	10	56,185	92,508
Current income tax assets		3,959	5,408	Deferred tax liabilities	21	26,427	16,282
Deferred tax assets	21	1,648	1,427	Lease liabilities	11	4,868	5,628
Judicial deposits		1,813	1,316	Provisions for tax and labor risks	15	680	1,076
Restricted cash		589	1,000	Accounts payable for business acquired	12	3,905	3,389
Other assets		1,183	1,601	Other liabilities		2,578	2,426
Property and equipment	7	7,354	5,896
Intangible assets and goodwill	8	329,348	309,284
Right-of-use assets	9	7,578	8,055

Total non-current assets		354,367	334,656	Total non-current liabilities		94,643	121,309

				Equity	17
				Share capital		7	7
				Share premium		183,395	186,333
				Treasury share reserve		(30,016)	(6,457)
				Capital reserves		23,180	26,659
				Retained earnings		138,528	97,908
				Other comprehensive loss		(6,157)	(24,326)

				Total equity		308,937	280,124

Total assets		550,498	526,416	Total equity and liabilities		550,498	526,416

 The accompanying notes are an integral part of these consolidated financial statements.

CI&T Inc. Consolidated statement of profit or loss For the years ended on December 31, 2025, 2024 and 2023 (In thousands of United States dollars – US$, except basic and diluted result per share)

	Note	December 31, 2025	December 31, 2024	December 31, 2023
Revenue	18	489,650	438,961	446,943
Costs of services provided	19	(333,084)	(288,715)	(297,733)
Gross profit		156,566	150,246	149,210
Selling expenses	19	(39,317)	(39,007)	(34,760)
General and administrative expenses	19	(55,280)	(53,569)	(58,271)
Impairment gain (loss) on accounts receivable and contract assets	19	1,336	(2,610)	(305)
Other income, net	19	2,280	531	1,092
Operating expenses, net		(90,981)	(94,655)	(92,244)
Operating profit before net finance costs and income tax expense		65,585	55,591	56,966
Finance income	20	16,666	15,001	15,092
Finance costs	20	(26,128)	(26,823)	(30,359)
Net finance costs		(9,462)	(11,822)	(15,267)
Profit before income tax		56,123	43,769	41,699
Income tax expense
Current	21	(7,904)	(9,658)	(6,892)
Deferred	21	(7,599)	(4,617)	(8,444)
Total income tax expense		(15,503)	(14,275)	(15,336)
Profit for the year		40,620	29,494	26,363
Profit attributable to:
Equity holders of the Parent Company		40,620	29,494	26,363
Profit for the year		40,620	29,494	26,363
Earnings per share
Earnings per share – basic (in US$)	22	0.31	0.22	0.19
Earnings per share – diluted (in US$)	22	0.30	0.22	0.19

The accompanying notes are an integral part of these consolidated financial statements.

CI&T Inc. Consolidated statement of other comprehensive income For the years ended December 31, 2025, 2024 and 2023 (In thousands of United States dollars – US$)

	Note	December 31, 2025	December 31, 2024	December 31, 2023
Profit for the year		40,620	29,494	26,363
Other comprehensive income:
Items that are or may be reclassified subsequently to the statement of profit or loss
Cash flow hedges – effective portion of changes in fair value – net of tax	23.2.3	1,835	(4,159)	2,320
Cash flow hedges – reclassified to profit or loss – net of tax	23.2.3	926	595	828
Cash flow hedges – ineffective portion reclassified to profit or loss – net of tax	23.2.3	-	-	(490)
Foreign operations - foreign currency translation differences		15,408	(28,807)	10,725
Total other comprehensive income (loss)		18,169	(32,371)	13,383
Total comprehensive income (loss) for the year		58,789	(2,877)	39,746
Total comprehensive income (loss) attributed to
Equity holders of the Parent Company		58,789	(2,877)	39,746
Total comprehensive income (loss) for the year		58,789	(2,877)	39,746

The accompanying notes are an integral part of these consolidated financial statements.

CI&T Inc. Consolidated statement of changes in equity For the years ended on December 31, 2025, 2024 and 2023 (In thousands of United States dollars – US$)

	Note	Share capital	Share premium	Treasury share reserve	Capital reserve	Retained earnings reserve	Other comprehensive income (loss)	Total equity
Balances as of December 31, 2024		7	186,333	(6,457)	26,659	97,908	(24,326)	280,124
Comprehensive income for the year
Profit for the year		-	-	-	-	40,620	-	40,620
Foreign operations - foreign currency translation differences		-	-	-	-	-	15,408	15,408
Cash flow hedges – net of taxes	23.2.3	-	-	-	-	-	2,761	2,761
Total comprehensive income for the year		-	-	-	-	40,620	18,169	58,789
Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired	17.2	-	-	(35,527)	-	-	-	(35,527)
Treasury shares reissued		-	300	5,227	(5,527)	-	-	-
Reissue of common shares		-	(641)	641	-	-	-	-
Equity settled share-based payment		-	(6)	-	3,962	-	-	3,956
Restricted stock units settled		-	(92)	1,988	(1,893)	-	-	3
Share options exercised		-	(2,366)	3,825	-	-	-	1,459
Incentive stock options exercised		-	(108)	241	-	-	-	133
Restricted options matching settled		-	(25)	46	(21)	-	-	-
Total contributions and distribution and constitution of reserves		-	(2,938)	(23,559)	(3,479)	-	-	(29,976)
Balances as of December 31, 2025		7	183,395	(30,016)	23,180	138,528	(6,157)	308,937

CI&T Inc. Consolidated statement of changes in equity For the years ended on December 31, 2025, 2024 and 2023 (In thousands of United States dollars – US$)

	Note	Share capital	Share premium	Treasury share reserve	Capital reserve	Retained earnings reserve	Other comprehensive income (loss)	Total equity
Balances as of December 31, 2023		7	181,092	-	33,945	68,414	8,045	291,503
Comprehensive income for the year
Profit for the year		-	-	-	-	29,494	-	29,494
Foreign operations - foreign currency translation differences		-	-	-	-	-	(28,807)	(28,807)
Cash flow hedges – net of taxes	23.2.3	-	-	-	-	-	(3,564)	(3,564)
Total comprehensive income(loss) for the year		-	-	-	-	29,494	(32,371)	(2,877)
Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired	17.2	-	-	(14,098)	-	-	-	(14,098)
Treasury shares reissued		-	4,744	5,825	(10,569)	-	-	-
Equity settled share-based payment		-	-	-	4,739	-	-	4,739
Restricted stock units settled		-	717	1,283	(2,000)	-	-	-
Share options exercised		-	(188)	458	544	-	-	814
Incentive stock options exercised		-	(32)	75	-	-	-	43
Total contributions and distribution and constitution of reserves		-	5,241	(6,457)	(7,286)	-	-	(8,502)
Balances as of December 31, 2024		7	186,333	(6,457)	26,659	97,908	(24,326)	280,124

CI&T Inc. Consolidated statement of changes in equity For the years ended on December 31, 2025, 2024 and 2023 (In thousands of United States dollars – US$)

	Note	Share capital	Share premium	Treasury share reserve	Capital reserve	Retained earnings reserve	Other comprehensive income (loss)	Total equity
Balances as of January 1, 2023		7	174,646	-	39,314	42,051	(5,338)	250,680
Comprehensive income for the year
Profit for the year		-	-	-	-	26,363	-	26,363
Foreign operations - foreign currency translation differences		-	-	-	-	-	10,725	10,725
Cash flow hedges – net of tax	23.2.3	-	-	-	-	-	2,658	2,658
Total comprehensive income for the year		-	-	-	-	26,363	13,383	39,746
Transactions with the owner of the Group
Contributions, distribution and constitution of reserves
Treasury shares acquired	17.2	-	-	(8,853)	-	-	-	(8,853)
Equity settled share-based payment		-	-	-	9,595	-	-	9,595
Restricted stock units settled		-	3,250	1,038	(4,196)	-	-	92
Share options exercised		-	-	-	243	-	-	243
Issuance of shares as consideration		-	3,196	7,815	(11,011)	-	-	-
Total contributions and distribution and constitution of reserves		-	6,446	-	(5,369)	-	-	1,077
Balances as of December 31, 2023		7	181,092	-	33,945	68,414	8,045	291,503

The accompanying notes are an integral part of these consolidated financial statements.

CI&T Inc. Consolidated statement of cash flows For the years ended on December 31, 2025, 2024 and 2023 (In thousands of United States dollars – US$)

	Notes	December 31, 2025	December 31, 2024	December 31, 2023
Cash flows from operating activities
Profit for the year		40,620	29,494	26,363
Adjustments for:
Depreciation and amortization	7,8,9	18,837	16,888	18,659
Loss on sale and write-off of non-financial assets	7,8,9,11	97	808	348
Interest and exchange rate changes		11,795	13,553	18,325
Unrealized loss (gain) on financial instruments	14	(1,632)	2,125	(2,967)
Income tax expenses	21	15,503	14,275	15,336
Impairment loss (reversal) on accounts receivable and contract assets	6	(1,336)	2,610	305
Share-based compensation	19	4,971	5,565	5,665
Other		6	(17)	3,546
Changes in operating assets and liabilities
Accounts receivable and contract assets		(10,412)	52	13,819
Recoverable taxes		(2,087)	(6,554)	(6,325)
Trade and other payables		(639)	(43)	(2,502)
Salaries and welfare charges		8,136	12,290	(12,364)
Contract liabilities		(2,916)	(2,805)	3,673
Other receivables and payables, net		208	(2,602)	1,352
Cash generated from operating activities		81,151	85,639	83,233
Income tax paid		(8,371)	(4,415)	(5,499)
Interest paid on loans and borrowings	10	(11,877)	(12,399)	(18,485)
Interest paid on lease	11	(829)	(703)	(811)
Income tax refund		486	862	853
Net cash from operating activities		60,560	68,984	59,291
Cash flows from investing activities
Acquisition of property and equipment and intangible assets		(14,765)	(10,572)	(4,843)
Redemption of financial investments		-	635	18,122
Net cash from (used in) investing activities		(14,765)	(9,937)	13,279
Cash flows from financing activities
Exercised share-based compensation		1,592	857	243
Payment of lease liabilities	11	(4,830)	(4,195)	(4,821)
Proceeds from loans and borrowings	10	24,722	19,818	42,084
Proceeds from settlement of derivatives	14	174	1,542	2,447
Payment of loans and borrowings	10	(45,400)	(21,994)	(82,956)
Payment of installment related to accounts payable for business acquired	12	(1,842)	(17,900)	(15,418)
Repurchase of treasury shares	17.2	(35,527)	(14,098)	(8,853)
Net cash used in financing activities		(61,111)	(35,970)	(67,274)
Net (decrease) increase in cash and cash equivalents		(15,316)	23,077	5,296
Cash and cash equivalents as of January 1		56,621	43,715	35,596
Exchange variation effect on cash and cash equivalents		6,559	(10,171)	2,823
Cash and cash equivalents as of December 31		47,864	56,621	43,715

The accompanying notes are an integral part of these consolidated financial statements.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

1.     Operational context

CI&T Inc. (“CI&T” or “Parent Company”) is a publicly held company incorporated in the Cayman Islands in June 2021, headquartered at Estrada Giuseppina Vianelli Di Napoli, 1455, Polo II de Alta Tecnologia, in the City of Campinas, State of São Paulo, Brazil. The Parent Company’s subsidiaries are mainly engaged in the development of customizable software through the implementation of software solutions, including machine learning, artificial intelligence, data analytics, cloud migration and mobility technologies.

These consolidated financial statements comprise the Parent Company and its subsidiaries (collectively referred to as the “Group”).

Since November 10, 2021 CI&T has been a publicly-held company registered with the US Securities and Exchange Commission (the “SEC”) and its shares are traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “CINT”.

2.    Statement of compliance and basis of preparation of the consolidated financial statements

These consolidated financial statements of the Group have been prepared and are presented in accordance with the IFRS® Accounting Standards as issued by the International Accounting Standards Board  – “IASB” (IFRS Accounting Standards).

The consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value through profit or loss, which include short-term investments classified as cash and cash equivalents presented in note 5, liabilities for cash-settled shared-based payment arrangements presented in note 16 and derivative financial instruments presented in note 14.

The consolidated financial statements are expressed in thousands of United States Dollars, rounded to the nearest thousand and the disclosures of amounts in other currencies, when necessary, were also made in thousands. Items disclosed in other currencies are duly identified when applicable.

The Group has prepared the consolidated financial statements on the basis that it will continue to operate as a going concern. The issuance of these consolidated financial statements was authorized by the Group’s Board of Directors and Audit Committee on March 11, 2026.

3. Summary of material accounting policies

The material accounting policies applied in the preparation of these financial statements are defined below. These accounting policies have been applied consistently in all the years presented, except for the accounting policies adopted for the first time in 2025, as described in note 3.24.

3.1 Classification as current and non-current

The Group presents assets and liabilities in the statement of financial position as current or non-current, according to the expectation for realization and/or expected settlement during the ordinary course of the operating cycle. Deferred tax assets and liabilities are classified as non-current assets and liabilities, as disclosed in note 21.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars–US$, unless otherwise indicated)

3.2 Foreign currency translation

3.2.1 Functional and presentation currency

The financial statements of the Parent Company as well as the financial statements of its subsidiaries are measured using the currency of the primary economic environment in which the entity operates (‘‘functional currency’’), which in the case of the Parent Company is the Brazilian Real (‘‘R$’’). The presentation currency of the Group is the United States Dollar (“US$”).

3.2.2 Foreign currency transactions

Transactions in foreign currency, that is, any currency other than the functional currency, are translated into the functional currency of the entities included in these consolidated financial statements using the exchange rates prevailing on the dates of the transactions.

The financial position account balances are translated using the exchange rates prevailing on the dates of the reporting period. Gains and losses from exchange rate variation arising from the settlement of such transactions and the translation of monetary assets and monetary liabilities denominated in foreign currency are recognized in the statement of profit or loss as finance income and finance costs.

3.2.3 Subsidiaries with different functional currency

In preparing the consolidated financial statements, the statement of profit or loss and cash flow statement and all other changes of assets and liabilities of foreign subsidiaries, whose functional currency is not the Brazilian Real, are translated into Brazilian Reais at the monthly average exchange rates, which approximates the exchange rate in effect on the date of the transactions.

The financial position is translated into Brazilian Reais at the exchange rate prevailing at each reporting date. The effects of exchange rate variations resulting from these translations are presented as part of other comprehensive income (“OCI”), as foreign operations - foreign currency translation differences.

3.2.4 Translation to presentation currency

The Group presents its consolidated financial statements in US$ with the intention to enhance the comparability of its financial information with those of its international peers and to better reflect the global nature of its business operations.

The statement of the financial position, the statement of profit or loss and the statement of changes in equity of the Group’s companies for which the functional currency is different from the presentation currency are translated into the presentation currency as follows:

a)	assets and liabilities are translated at the closing rate at the statement of financial position date;
b)	income and expenses are translated at the monthly average exchange rates; and
c)	capital, capital reserves and treasury stock of the Parent Company are translated at the rate at each transaction date.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars–US$, unless otherwise indicated)

Any exchange differences arising from the translation of the consolidated financial statements were recognized as cumulative translation adjustments ("CTA”) within accumulated other comprehensive income in the consolidated statements of changes in equity.

3.3 Basis of consolidation

The consolidated financial statements reflect the assets, liabilities and transactions of the Parent Company and its direct and indirect controlled entities (“subsidiaries’’). These subsidiaries are consolidated when the Parent Company is exposed or has rights to variable returns from its involvement with the investee and has the ability to direct the significant activities of the investee.

The table below outlines the information on the Parent Company’s direct and indirect subsidiaries:

		December 31,2025		December 31,2024		December 31,2023
Subsidiaries	Country of origin	Direct	Indirect	Direct	Indirect	Direct	Indirect
CI&T Delaware LLC	United States	100%	-	100%	-	100%	-
CI&T Software S.A. (“CI&T Brazil”)	Brazil	-	100%	-	100%	-	100%
CI&T Japan, Inc. (“CI&T Japan”)	Japan	-	100%	-	100%	-	100%
CI&T China Inc. (“CI&T China”)	China	-	100%	-	100%	-	100%
CI&T P. Unipessoal Lda. (“CI&T Portugal”)	Portugal	-	100%	-	100%	-	100%
CI&T Australia PTY Ltd.	Australia	-	100%	-	100%	-	100%
CINQ Inc.(a)	United States	-	100%	-	100%	-	100%
CI&T Inc. (“CI&T US”)	United States	-	100%	-	100%	-	100%
CI&T Software Inc. (“CI&T Canada”)	Canada	-	100%	-	100%	-	100%
CI&T UK Limited. (“CI&T UK”)	United Kingdom	-	100%	-	100%	-	100%
CI&T Colombia	Colombia	-	100%	-	100%	-	100%
CI&T Argentina S/A	Argentina	-	100%	-	100%	-	100%
CI&T Financial Services Solutions, LLC	United States	-	100%	-	100%	-	100%
CI&T FinTech Services, Inc.	United States	-	100%	-	100%	-	100%
CI&T Holding Company Ltd	United Kingdom	100%	-	100%	-	100%	-
CI&T Digital Ltd	United Kingdom	-	100%	-	100%	-	100%
Somo Global Inc.	United States	-	100%	-	100%	-	100%
Somo Global SAS	Colombia	-	100%	-	100%	-	100%
CI&T Philippines, Inc	Philippines	-	100%	-	100%	-	-
CI&T SG PTE. LTD.	Singapore	-	100%	-	100%	-	-
CIANDT MEX(b)	Mexico	-	100%	-	-	-	-
Ideonyx Ltd (in liquidation)	United Kingdom	-	100%	-	100%	-	100%
Somo Ltd (dormant)	United Kingdom	-	100%	-	100%	-	100%
CI&T Oceania PTY Ltd (“CI&T Oceania”)	Australia	100%	-	100%	-	100%	-

(a)	As of December 31, 2025, CINQ is inactive and in the process of closing its activities.
(b)	In 2025, CIANDT MEX was incorporated as a direct subsidiary of CI&T Holding Company Ltd. As of December 31, 2025, the subsidiary is non-operational.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars–US$, unless otherwise indicated)

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

All subsidiaries within the Group are wholly owned. As a result, there are no non-controlling interests presented in the consolidated financial statements. The Group has also not disposed of or otherwise lost control of any of its subsidiaries for the years ended December 31, 2025, 2024 and 2023.

3.4 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, bank deposits and highly liquid short-term investments that mature within 90 days of the investment date, maintained for the purpose of meeting short-term cash commitments, not for investment or other purposes. These investments are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Securities classified in this group, by their very nature, are measured at fair value through profit or loss.

3.5 Contract balances

The Group recognizes contract balances arising from revenue transactions with customers in accordance with IFRS 15 – Revenue from Contracts with Customers. These balances may represent either rights to consideration (accounts receivable and contract assets) or obligations to transfer services in the future (contract liabilities).

These financial assets are subject to impairment assessment and are written off when there is no reasonable expectation of recovery, such as after all collection efforts have been exhausted or when the counterparty has entered bankruptcy or liquidation. Recoveries of previously written-off amounts are recognized in the statement of profit or loss when received.

Contract assets and contract liabilities are presented separately in the statement of financial position.

3.5.1 Accounts receivable

Accounts receivable represent unconditional rights to consideration since only the passage of time is required before payment is due. The accounts receivable are initially measured at the transaction price and subsequently measured at amortized cost, net of expected credit losses (“ECL”).

3.5.2 Contract assets

Contract assets arise when the Group has transferred services to a customer but the right to payment is still conditional on factors other than the passage of time. Contract assets are reclassified to accounts receivable when an invoice is issued and the Group obtains an unconditional right to receive. Contract assets are financial assets within the scope of IFRS 9 and are measured at amortized cost, net of expected credit losses.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars–US$, unless otherwise indicated)

3.5.3 Contract liabilities

Contract liabilities arise when the Group receives consideration from customers (or when amounts become due) before the related services are transferred. Contract liabilities include:

•	invoiced amounts for which the Group has an unconditional right to receive but still has outstanding performance obligations to fulfill in the future; and
•	upfront payments or cash advances received from customers before services have been rendered.

3.6 Restricted cash

Restricted cash represents amounts that are not available for immediate use by the Group since they are subject to legal or contractual restrictions. These restrictions arise from escrow account established in business combinations, funds set aside to cover contingent indemnification obligations (including potential labor, tax or civil claims) or other arrangements that limit the Group’s ability to freely access or use the related funds.

3.7 Income taxes

Income tax expenses comprise current and deferred tax. It is recognized in the statement of profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

3.7.1 Current tax

Current tax comprises the expected tax payable or receivable on taxable income or loss for the year, including adjustments to the tax payable or receivable related to previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only when the Group has a legally enforceable right to offset and the balances relate to the same taxable entity within the same tax jurisdiction.

3.7.2 Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding tax bases. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets and liabilities in transactions that are not business combinations and do not affect accounting or taxable profit;
•

temporary differences related to investments in subsidiaries where the Group controls the timing of reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising from on the initial recognition of goodwill.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars–US$, unless otherwise indicated)

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

Deferred tax relating to items recognized outside profit or loss are recognized in correlation to the underlying transaction either in OCI or directly in equity.

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset current tax balances and when they relate to the same taxable entity and tax jurisdiction.

3.8 Property and equipment

Property and equipment acquired in the ordinary course of the Group’s operations are measured at cost, less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, and is generally recognized in profit or loss. The leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term or the estimated useful life of the improvement. Maintenance and repair costs are expensed as incurred. Any gain or loss on the disposal of an item of property and equipment is recognized in profit or loss.

The estimated useful lives of property and equipment for current and comparative periods are as follows:

IT equipment	2 - 5 years
Furniture and fixtures	7-10 years
Leasehold improvements	1 - 8 years

The estimated useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate, on a prospective basis.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars–US$, unless otherwise indicated)

3.9 Intangible assets and goodwill

3.9.1 Intangible assets

The Group’s intangible assets comprise software, customer relationships, non-compete agreements and other identifiable assets. Acquired intangible assets are measured at cost, while those from business combinations are recognized at fair value on the acquisition date. After initial recognition, intangible assets are presented at cost less accumulated amortization and impairment losses, where applicable.

Software licenses are capitalized based on costs incurred to acquire the software and prepare them to be ready for use and amortized over their expected benefit period.

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

Software in progress is capitalized only if the expenditure can be measured reliably, the product or progress is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient intention and resources to complete development and use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, intangible in progress is measured at cost less any accumulated impairment losses. Such assets are not amortized until they are available for use. Amortization commences when the asset is in the condition necessary for it to be capable of operating in the manner intended by management.

Intangible assets with finite useful lives are amortized on a straight-line basis over their economic useful lives. The amortization period and method are reviewed at least annually, and changes are applied prospectively. Amortization expenses for intangible assets with finite lives are recorded in the statement of profit or loss under the relevant expense function.

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.

The estimated useful lives of intangible assets for current and comparative periods are as follows:

Software	3 - 5 years
Customer relationship	4 - 19 years
Non-compete agréement	5 years
Other	20 years

3.9.2 Goodwill

Goodwill is allocated to cash-generating units (“CGU”) for impairment testing purposes. The allocation is made to the cash-generating units or groups of cash-generating units that are expected to benefit from the business combination from which the goodwill originated. Units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes. The lowest level at which goodwill is monitored for internal management purposes is based on its single operating segment (see note 25).

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

The Group has not recognized any goodwill impairment loss for the years ended December 31, 2025, 2024, and 2023.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars–US$, unless otherwise indicated)

3.9.3 Impairment of non-financial assets

At each reporting date, the Group evaluates the carrying amounts of its non-financial assets (other than contract assets and deferred taxes) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Indicators include internal and external sources of information, such as changes in market conditions, economic performance of the asset or CGU, obsolescence, physical damage, or changes in the way the asset is used. Goodwill and intangible assets in progress are tested annually for impairment.

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

3.10 Leases

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

Lease liabilities are initially measured at the present value of outstanding lease payments. The present value of both the right-of-use asset and lease liabilities is determined by applying the readily determinable rate implicit in the lease. If this rate is not available, the incremental borrowing rate (“IBR”) of the lessee is utilized. The IBR is the interest rate that the Group would pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Therefore, the IBR requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs, such as market interest rates when available.

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

The Group has elected to apply the practical expedient for short-term lease recognition exemptions for all classes of lease assets with an original term of twelve months or less, except for the ones within real estate group. The Group has also elected to recognize leases of low-value as expenses on a straight-line basis over the lease term.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars–US$, unless otherwise indicated)

3.11 Provisions for tax and labor risks

Provisions are recognized when the Group has a legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and its value can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Contingent assets are not recognized by the Group and are only disclosed in case of probable receipt of economic benefits. If it is practically certain that economic benefits will be received, the assets and the corresponding gain are recorded in the financial statements of the year corresponding to the change in the estimate.

3.12 Employee benefits and management profit sharing

Short-term benefits for employees are recognized as personnel expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Group has a legal or non-formalized obligation to pay the amount due to services rendered by the employee in the past and the obligation can be reliably estimated.

Employees are also eligible for profit sharing program, contingent upon specific targets established annually in an agreement with related Union. The anticipated profit-sharing amount to be disbursed is recognized in the statement of profit or loss, based on the likelihood of achieving the specified targets.

3.13 Share-based compensation

The Group offers its executives share-based compensation plans, settled in its own shares and in cash. Such compensation includes stock option plans and restricted stock.

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of cash settled arrangements, is recognized as an expense with a corresponding increase in liabilities over the period during which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the shares. Any changes in the liability are recognized in profit or loss.

The grant date fair value for share-based arrangements is estimated using the Black-Scholes option-pricing valuation model. The Black-Scholes model requires the input of highly subjective assumptions, including the fair value of the Parent Company's shares, expected volatility, expected term, risk-free interest rate and dividend yield.

3.14 Shareholders’ equity

3.14.1 Share capital and share premium

Common shares are classified as equity since they do not include any contractual obligation to deliver cash or another financial asset. Proceeds from the issuance of common shares are allocated between share capital (at par value) and share premium (excess over par value), net of directly attributable transaction costs.

In accordance with the Parent Company’s bylaws, the holders of the Class A common shares and Class B common shares have identical rights, except that: (i) the holders of Class B common shares are entitled to ten votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued, however that such rights to purchase additional Class B common shares may only be exercised with Class B Shareholder consent.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars–US$, unless otherwise indicated)

3.14.2 Treasury share reserve

Treasury shares represent the Parent Company’s repurchased shares that are held in treasury and are not considered outstanding. They are recognized at acquisition cost and disclosed as a reduction in share capital. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

3.14.3 Capital reserves

The capital reserves arise from the corporate restructuring that occurred in 2021, share-based payment arrangements and shares issuance costs.

3.14.4 Retained earnings reserve

It consists of undistributed profits from prior years that have been retained for the Group's future expansion, at the discretion of the Board of Directors.

The Parent Company has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as its results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by the Board of Directors and, where applicable, its shareholders. As of December 31, 2025, the Parent Company retained all available funds to fund the development and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.

3.14.5 Other comprehensive income (loss)

Accumulated other comprehensive income (loss) consists of changes in the cumulative foreign currency translation adjustments and cash flow hedge unrealized effects, net of taxes.

3.15 Revenue from contracts with customers

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

The Group generates revenue from a diverse range of service arrangements, such as the development of customizable software through the implementation of software solutions, including machine learning, artificial intelligence, data analytics, cloud migration and mobility technologies. Contracts may be priced as time-and-materials or as fixed-price arrangements. Most of the Group’s revenue arises from time-and-materials contracts, which are billed using hourly rates corresponding to the services performed.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars–US$, unless otherwise indicated)

The following table provides details on the nature and timing of performance obligation satisfaction in customer contracts, including significant payment terms and the corresponding revenue recognition policies:

Type of service	Nature and timing of satisfaction of performance obligations	Revenue recognition
Services provision: software development; software maintenance; consulting

The Group has established that the customer controls all work in progress as services are provided. This determination arises from the nature of the contracts, which stipulate that services are provided based on the client's specifications. In the event of contract termination by the client, the Group is entitled to reimbursement for costs incurred to date, along with a reasonable margin. Invoices are issued in accordance with the terms of the contracts. Any unbilled amounts are classified as contract assets.

Progress toward satisfying the performance obligation is measured either through an input method, based on hours incurred, or through an output method, based on the completion of defined deliverables or milestones, depending on the nature of the services provided.

Software license agency	The Group operates as an agent in software license agreements between the developer and the customer. Invoices related to agency fees are issued in accordance with the terms of the contract.	Revenue related to fees as agent is recognized as point in time when contracts are entered into.

3.16 Cost of services provided

This primarily includes salaries, bonuses, fringe benefits, share-based compensation, travel costs related to projects, and fees for subcontractors assigned to customer projects. The salaries and other compensation expenses for the Group’s delivery professionals are recorded as cost of revenues, regardless of whether the employees are actively providing customer services during the reporting period. This group also comprises depreciation and amortization expenses.

3.17 Selling expenses

Consists of expenses related to the promotion and sale of the Group’s services. These expenses include salaries, bonuses, fringe benefits, share-based compensation, severance for commercial personnel, travel costs, advertising, and other promotional activities.

3.18 General and administrative expenses

Consists of expenses associated with general and administrative functions of the business. These expenses include the costs of salaries, bonuses, fringe benefits, share-based compensation, severance, accounting services, insurance and facilities.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars–US$, unless otherwise indicated)

3.19 Finance income and finance costs

The Group's finance income and finance costs include interest income (expense), net gains or loss on financial assets measured at fair value through profit or loss (when applicable), foreign currency gains (losses) on financial assets and financial liabilities, ineffectiveness in hedging recognized in profit or loss (when applicable) and the reclassification of net gains (losses) previously recognized in OCI on cash flow hedges.

3.20 Earnings per share (“EPS”)

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders by the weighted average number of common shares outstanding during the period.

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

3.21 Financial instruments

3.21.1 Financial assets

Financial assets are recognized when the entity becomes a party to the contractual terms of the instrument. They are classified based on the characteristics of their cash flows and the asset business model. The table below illustrates the classification and measurement of financial assets:

Category	Initial measurement	Subsequent measurement
Amortized cost.	Fair value, plus or minus costs directly attributable to its issuance or its acquisition.

These assets are subsequently measured at amortized cost under the effective interest method. The gross carrying amount is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Fair value through profit or loss.	Fair value.	Changes in fair value are recognized in the statement of profit or loss.

Interest income is recognized using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the gross carrying amount of the financial asset.

In calculating interest income, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired). However, for financial assets that have become credit-impaired after the initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars–US$, unless otherwise indicated)

3.21.2 Financial assets – Business model assessment

The Group makes an assessment of the objective of the business model in which a financial asset is held at a the portfolio level because this best reflects the way the business is managed and information is provided to Management. Information considered includes:

a)	The stated policies and objectives set for the portfolio and the operation of those policies in practice. These include whether Management´s strategy focuses on achieving contractual interest income, maintaining a particular interest rate profile, matching the duration of financial assets with the duration of related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;
b)	How the performance of the portfolio is evaluated and reported to the Group's Management; and
c)	The risks that affect the performance of the business model (and the financial assets held according to that business model) and how those risks are managed.

3.21.3 Financial asset – assessment whether contractual cash flows are solely payments of principal and interest

In assessing whether the contractual cash flows are “Solely Payments of Principal and Interest” (“SPPI”), the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

•	Contingent events that would change the amount or timing of cash flows;
•	Terms that may adjust the contractual coupon rate, including variable-rate features;
•	Prepayment and extension features; and
•	Terms that limit the Group's claim to cash flows from specified assets (e.g., non-recourse features).

Further details regarding financial measurement and presentation of the Group’s financial assets can be found in the specific notes on accounting policies.

3.21.4 Derecognition of financial assets

Financial assets are derecognized when the contractual rights to receive cash flows from the asset expires or the Group transfers the contractual rights to receive cash flows on a financial asset in a transaction in which substantially all the risks and benefits of ownership of the financial asset or the Group neither transfers nor keeps substantially all the risks and benefits of ownership of the financial asset and does not have control over the financial asset.

3.21.5 Impairment of non-derivative financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is “credit-impaired” when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data: (i) significant financial difficulty of the debtor; (ii) a breach of contract such as a default or a history of not making contractual payments when invoices become past due; or (iii) it is probable that the debtor will enter bankruptcy or other financial reorganization.

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars–US$, unless otherwise indicated)

3.21.6 Financial liabilities – classification, subsequent measurement and gain and losses

Financial liabilities are measured at amortized cost or fair value through profit or loss. A financial liability is measured at fair value through profit or loss if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition, and the net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost under the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

Interest expense is recognized using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial instrument to the amortized cost of the financial liability. In calculating interest expense, the effective interest rate is applied to the amortized cost of the liability.

3.21.7 Derecognition of financial liabilities

Financial liabilities are derecognized when contractual obligations are withdrawn, canceled, or expired. The difference between the extinct book value and the consideration paid (including transferred assets or assumed liabilities) is recognized in the consolidated statements of profit or loss.

3.21.8 Offsetting of financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

3.21.9 Derivatives

Derivatives are initially recognized at fair value on the date the Group enters into a derivative contract and are subsequently remeasured at fair value. Any changes in fair value are recorded as financial expenses, net, except for derivatives designated as hedging instruments under cash flow hedge accounting, where changes in fair value are recognized in OCI.

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

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars–US$, unless otherwise indicated)

3.22 Fair value measurement

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

When measuring the fair value of an asset or a liability, the Group uses observable market data as much as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: Quoted prices (not adjusted) in active markets for identical assets or liabilities;
•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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

Further information about the assumptions made in measuring fair values is included in the following notes:

•	Note 16 – shared-based payment transactions; and
•	Note 23 – financial instruments.

3.23 Non-derivative financial instruments and hedge accounting

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

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars–US$, unless otherwise indicated)

3.23.1 Cash flow hedges

When a non-derivative financial instrument is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the non-derivative financial instrument is recognized in OCI and accumulated in the hedging reserve. The effective portion of changes in the fair value of the non-derivative financial instrument that is recognized in OCI is limited to the cumulative change in fair value of the hedged item, from the inception of the hedge. Any ineffective portion of changes in the fair value of non-derivative financial instrument is recognized immediately in profit or loss, under the heading of “Net finance cost”.

The Group designates only the change in fair value of the spot element of forward exchange contracts as the hedging instrument in cash flow hedging relationships. The change in fair value of forward element of forward exchange contracts (forward points) is separately accounted for as a cost of hedging, recognized in OCI and accumulated in a separate component of equity.

When the hedged forecast transaction subsequently results in the recognition of a non-financial item, the amount accumulated in the hedging reserve and the cost of hedging reserve is included directly in the initial cost of the non-financial item when it is recognized.

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

3.24 New Standards, Amendments, and Interpretations Adopted for the First Time in the Fiscal Year Beginning on January 1st, 2025

The amendment to IFRS Accounting Standards that came into effect for fiscal years beginning on or after January 1st, 2025 (Amendments to IAS 21, Lack of Exchangeability) did not have a material impact on the Group's consolidated financial statements since the Group does not operate in jurisdictions with lack of exchangeability.

3.25 New Standards, Amendments, and Interpretations Not Yet Effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issue of the Group’s financial statements are disclosed below, except for those which, in the Management’s assessment will not produce any effect on the consolidated financial statements. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars–US$, unless otherwise indicated)

3.25.1 Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

As part of the Post-Implementation Review (“PIR”) of IFRS 9, the IASB concluded that certain aspects of the requirements related to the assessment of contractual cash flows of financial assets (i.e., the SPPI test) could be clarified to support consistent application, particularly for financial assets with characteristics linked to environmental, social, and governance (“ESG”) objectives.

As a result, in May 2024, the IASB issued new classification and measurement requirements under IFRS 9. The amendments aim to address inconsistencies in accounting practices, enabling companies to apply measurement and classification guidelines more consistently while providing greater transparency for investors and other financial statement users. The key amendments include:

•

Classification of financial assets with ESG and similar characteristics: ESG-linked features in loans may impact the measurement of these instruments, determining whether they should be measured at amortized cost or fair value. The amendments clarify how the contractual cash flows of these loans should be assessed under the SPPI test; and

•

Settlement of liabilities through electronic payment systems: The amendments clarify the timing of derecognition of financial assets and financial liabilities. Additionally, the IASB has introduced an accounting policy option allowing entities to derecognize financial liability before cash is delivered on the settlement date, provided specific criteria are met.

The amendments are effective for annual reporting periods beginning on or after January 1st, 2026. The Group is currently assessing the potential impact of these amendments on its consolidated financial statements in light of its processes for settling liabilities.

3.25.2 IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new presentation requirements for the income statement, including specified totals and subtotals. Additionally, entities are required to classify all income and expenses into one of five categories within the income statement: operating, investing, financing, income taxes, and discontinued operations, with the first three being newly introduced.

The standard also mandates the disclosure of management-defined performance measures, subtotals of income and expenses, and new requirements for aggregating and disaggregating financial information based on the identified functions of the financial statements and the accompanying notes.

Furthermore, narrow-scope amendments have been made to IAS 7 – Statement of Cash Flows, including: mandating the starting point for determining cash flows from operations under the indirect method to be the newly-defined subtotal "operating profit or loss", removing the option to classify cash flows from dividends and consequential amendments to various other standards.

IFRS 18 and the related amendments will be effective for reporting periods beginning on or after January 1, 2027. The Group is currently assessing the impact of these changes on its financial statements and related disclosures.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars–US$, unless otherwise indicated)

4.       Critical accounting estimates and assumptions

The preparation of these consolidated financial statements requires Management to exercise judgment, make estimates, and adopt assumptions that impact the reported amounts of income, expenses, assets, and liabilities. However, the inherent uncertainty associated with these judgments, assumptions, and estimates may lead to substantial adjustments to the carrying amounts of assets, liabilities, income, and expenses in future periods.

The Group reviews the estimates and underlying assumptions used in its accounting estimates in each reporting period. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

The areas that require a higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are material for the financial statements, are disclosed below.

4.1     Measurement of ECL for accounts receivable and contract assets

The Group’s accounts receivable arise primarily from straightforward billing arrangements related to the provision of services, with no significant financing components or material variable consideration. Invoices are issued based on defined contractual milestones or periodic billing cycles, and payment terms are standard and short-term. The Company assesses credit risk on its account receivables and contract assets considering historical loss experience, payment behavior, customer profile characteristics and available forward-looking information.

The allowance for expected losses on trade accounts receivable from customers is, therefore, estimated based on the loss risk in an aging list model. The characteristics of the Group’s trade accounts receivable are (i) immaterial financial component; (ii) non-complex receivables portfolio; and (iii) low credit risk also due to the absence of significant historical losses and the setting of credit limits by the Group for its customers, which are mostly represented by large corporations.

For trade accounts receivable, the Group applies the simplified approach in calculating the ECL based on expected credit losses at each reporting date. The allowance determined based on (i) each of the subsidiaries credit losses historical experience, observed in each group of the trade accounts receivable aging list, and (ii) adjustments for specific forward-looking factors for defaulters and the economic environment. An estimated range is used based on the weighted average of the losses for the last 12 months.

4.2     Recognition and recoverability of deferred tax assets

Deferred tax assets are recognized for deductible temporary differences and unused tax losses to the extent that it is probable that taxable profit will be available against which they can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies and other sources of income. During 2025, the Group initially recognized a deferred income tax asset amounting to US$ 613, based on the Management´s conclusion that recoverability of these amounts is probable in the regular course of business. Refer to note 21 for further details..

The Group has US$ 5,231 of unrecognized tax losses as of December 31, 2025 (US$ 2,215 and US$ 2,397 on December 31, 2024 and 2023, respectively). These losses relate to subsidiaries with a history of losses, certain of which do not expire and none of which may be used to offset taxable income in other subsidiaries. The subsidiaries have neither any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. Based on this, the Group determined that it cannot recognize deferred tax assets on these tax losses carried forward.

4.3     Impairment assessment of goodwill

An impairment loss exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of fair value less cost of disposal and value in use. Fair value less costs of disposal is calculated based on information available about similar assets sold or market prices less additional costs to dispose of the asset.

Value in use is calculated based on the discounted cash flow model. Cash flow derives from financial budgets approved by Management for a discretionary period of five years, with a terminal value projected for the end of the period. The cash flows are prepared considering Management and market expectations for operations, estimated investments and working capital, as well as other economic factors that are specific to the Group and the nature of its risks and operations. The value in use is sensitive to the discount rate used under the discounted cash flow method, as well as the operating margins considered and the growth rate in perpetuity used for extrapolation purposes. Refer to note 8.1 for further details.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars–US$, unless otherwise indicated)

5.       Cash and cash equivalents

	Weighted average rate (p. a.)	December 31, 2025	December 31, 2024
Cash and bank balances		12,290	8,708
Short-term financial investments
Short-term financial investments – Brazilian Reais	14.97%	9,639	31,758
Short-term financial investments – US dollars	2.66%	21,787	12,379
Short-term financial investments – Pound sterling	2.46%	2,515	3,180
Short-term financial investments – Canadian Dollar	0.40%	1,153	596
Short-term financial investments – Chinese Yuan	1.30%	480	-
Total		47,864	56,621

Short-term financial investments mainly consist of fixed-income instruments issued by financial institutions. These instruments earn interest at market-based rates and are held for cash management purposes.

6.       Accounts receivable and contract assets

6.1     Accounts receivable

The balances of accounts receivable are presented as follows:

	December 31, 2025	December 31, 2024
Accounts receivable - in R$ – from Brazil based customers	53,842	26,562
Accounts receivable - in US$ – from United States based customers	38,549	58,777
Accounts receivable – other currencies - from other foreign based customers	6,777	11,122
(-) Expected credit losses	(1,880)	(2,744)
Accounts receivables, net	97,288	93,717

The balance of accounts receivable by maturity date is as follows:

	December 31, 2025	December 31, 2024
Current	90,184	85,099
Overdue:
from 1 to 60 days	6,250	8,860
61 to 360 days	897	2,430
Over 360 days	1,837	72
(-) Expected credit losses	(1,880)	(2,744)
Total	97,288	93,717

By January 23, 2026, of the total amount overdue for up to 60 days, the amount of US$ 3,115 has already been collected.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

The rollforward of the allowance for credit expected losses is as follows:

	2025	2024
At January 1	(2,744)	(354)
Addition	(396)	(4,751)
Reversal	1,601	2,095
Translation to presentation currency	(341)	266
At December 31	(1,880)	(2,744)

As of December 31, 2025, the average expected credit loss rate under the method applied by the Group was 0.03% (0.02% as of December 31, 2024), except for certain credit-impaired customers with balances fully impaired, resulting in an expected credit loss amounting to US$ 1,857 (of the total of US$1,880). As of December 31, 2024, balances related to such customers with impairment ranging from 80% to 100%, resulted in an impairment of US$ 2,727 (of the total of US$2,744).

6.2     Contract assets

The balances of contract assets are presented as follows:

	December 31, 2025	December 31, 2024
Contract assets - in R$ – from Brazil based customers	22,715	12,607
Contract assets - in US$ – from United States based customers	8,343	6,966
Contract assets – other currencies - from other foreign based customers	3,212	2,819
(-) Expected credit losses	(10)	(136)
Contract assets, net	34,260	22,256

The rollforward of the allowance for expected losses is as follows:

	2025	2024
At January 1	(136)	(247)
Addition	(853)	(1,384)
Reversal	984	1,430
Translation to presentation currency	(5)	65
At December 31	(10)	(136)

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

7.       Property and equipment

The rollforward of property and equipment balances is as follows:

Cost	Weighted average rate (p.a.)	December 31, 2024	Additions	Disposals	Transfers	Translation to presentation currency	December 31, 2025
IT equipment		14,131	3,626	(708)	-	1,831	18,880
Leasehold improvements		3,613	74	(6)	117	380	4,178
Furniture and fixtures		1,188	113	(48)	8	131	1,392
In progress		35	89	-	(125)	1	-
		18,967	3,902	(762)	-	2,343	24,450
Depreciation
IT equipment	21.02%	(9,810)	(2,312)	655	-	(1,313)	(12,787)
Leasehold Improvements	15.16%	(2,518)	(532)	1	-	(291)	(3,340)
Furniture and fixtures	12.00%	(743)	(180)	43	-	(96)	(969)
		(13,071)	(3,024)	699	-	(1,700)	(17,096)
Total		5,896	878	(63)	-	643	7,354

Cost	Weighted average rate (p.a.)	December 31, 2023	Additions	Disposals	Transfers	Translation to presentation currency	December 31, 2024
IT equipment		15,773	2,556	(749)	(5)	(3,444)	14,131
Leasehold improvements		4,347	3	(3)	84	(818)	3,613
Furniture and fixtures		1,493	18	(60)	8	(271)	1,188
In progress		2	123	-	(87)	(3)	35
		21,615	2,700	(812)	-	(4,536)	18,967
Depreciation
IT equipment	20.90%	(10,343)	(2,620)	684	-	2,469	(9,810)
Leasehold Improvements	16.10%	(2,453)	(666)	-	-	601	(2,518)
Furniture and fixtures	10.90%	(849)	(152)	58	-	200	(743)
		(13,645)	(3,438)	742	-	3,270	(13,071)
Total		7,970	(738)	(70)	-	(1,266)	5,896

The Group does not have property or equipment pledged as collateral.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

8.       Intangible assets and goodwill

The rollforward of intangible assets is as follows:

Cost	Weighted average rate (p.a.)	December 31, 2024	Additions	Disposals	Transfers	Translation to presentation currency	December 31, 2025
Customer relationship		55,766	-	-	-	2,966	58,732
Software		11,844	144	-	8,597	1,424	22,009
Software in progress		2,176	10,693	(41)	(8,597)	361	4,592
Non-compete agreement		2,125	276	-	-	307	2,708
Other		5,478	-	-	-	745	6,223
Goodwill		260,766	-	-	-	17,773	278,539
		338,155	11,113	(41)	-	23,576	372,803

Amortization
Customer relationship	13.13%	(17,668)	(7,466)	-	-	(1,309)	(26,443)
Software	24.28%	(5,157)	(3,598)	-	-	(640)	(9,395)
Non-compete agreement	20.00%	(1,350)	(661)	-	-	(213)	(2,224)
Other	5.00%	(4,696)	(49)	-	-	(648)	(5,393)
		(28,871)	(11,774)	-	-	(2,810)	(43,455)
Total		309,284	(661)	(41)	-	20,766	329,348

Cost	Weighted average rate (p.a.)	December 31, 2023	Additions	Disposals	Transfers	Translation to presentation currency	December 31, 2024
Customer relationship		62,546	-	-	-	(6,780)	55,766
Software		6,972	53	(201)	7,181	(2,161)	11,844
Software in progress		2,845	7,570	(262)	(7,181)	(796)	2,176
Non-compete agreement		2,805	-	-	-	(680)	2,125
Other		7,017	-	(4)	-	(1,535)	5,478
Goodwill		287,696	2,889	-	-	(29,819)	260,766
		369,881	10,512	(467)	-	(41,771)	338,155

Amortization
Customer relationship	13.20%	(13,161)	(6,941)	-	-	2,434	(17,668)
Software	24.00%	(4,655)	(1,685)	6	-	1,177	(5,157)
Non-compete agreement	20.00%	(1,187)	(565)	-	-	402	(1,350)
Other	5.00%	(5,957)	111	-	-	1,150	(4,696)
		(24,960)	(9,080)	6	-	5,163	(28,871)
Total		344,921	1,432	(461)	-	(36,608)	309,284

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

8.1     Goodwill impairment assessment

Goodwill balances arising from business combinations were allocated to the group of CGUs which are expected to benefit from the synergy of the business combinations. The lowest level at which goodwill is monitored for internal management purposes is based on its single operating segment (see note 25). Consequently, goodwill is tested for impairment based on such assumption.

The discounted cash flow methodology was used to determine the value in use of the group of CGUs, calculated based on the capitalization of free cash flows discounted at a weighted-average cost of capital (“WACC”) that corresponds to the discount rate, considering the weighted average cost of the different financing forms present in the Group’s capital structure.

The values attributed to the main assumptions, as detailed below, represent the assessment of future management trends in relevant sectors and were based on historical data from internal and external sources.

	December 31, 2025	December 31, 2024
Revenue growth	15.0% to 15.06%	21.84% to 24.43%
Discount rate - before tax	19.00%	21.53%
Budgeted adjusted EBITDA margin (average for the next five years)	20.62%	20.67%
Projected period	5 years	5 years
Terminal growth rate	5.54%	3.50%

Revenue growth rates are initially based on published industry research and adjusted by the expected performance, given the initiatives in place as well as the respective macroeconomic environment that apply and are included in the budgets approved by governance leadership bodies.

The discount rates represent the assessment of risks in the current market, specific to the group of CGUs, taking into account the time value of money and the individual risks of the related assets that were not incorporated into the assumptions included in the cash flow model. These cash flows were discounted using a pre-tax discount rate, in the same currency as that used in the projections, of 19%. The discount rate was based on the weighted average cost of capital, reflecting the specific risk of the assessed segment.

Cash flow projections were prepared for a five-year period, adopting a 5.54% growth rate in perpetuity thereafter. This rate is based on market analyses for the Digital Transformation and Artificial Intelligence segment, reflecting long-term expansion potential and the scalability inherent to the business model. The rate accounts for expected real growth within the technology sector. These rates are calculated in the same currency as the projections and are consistent with management’s assumptions and published market forecasts for the Company’s operating segment.

The Group has not recognized any goodwill impairment loss for the years ended December 31, 2025, 2024, and 2023.

The Group also conducted a sensitivity analysis considering potential deteriorations in: (i) the discount rate; (ii) the growth rate in perpetuity; and (iii) the operating margins. A 1 percentage point increase in the discount rate or a 1 percentage point decrease in projected operating margins or in the growth rate in perpetuity would not result in the need to recognize an impairment loss.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

9.       Right-of-use assets

The rollforward of the right-of-use assets is presented below:

	Weighted average rate (p.a.)	December 31, 2024	Additions	Derecognition of right-of-use assets	Translation to presentation currency	December 31, 2025
Cost
Real estate		19,498	3,252	(1,783)	1,299	22,266
Vehicles		1,911	1,317	(898)	238	2,568
		21,409	4,569	(2,681)	1,537	24,834
Depreciation
Real estate	21.20%	(12,380)	(3,314)	288	(859)	(16,265)
Vehicles	29.95%	(974)	(725)	793	(85)	(991)
		(13,354)	(4,039)	1,081	(944)	(17,256)
Total		8,055	530	(1,600)	593	7,578

	Weighted average rate (p.a.)	December 31, 2023	Additions	Derecognition of right-of-use assets	Translation to presentation currency	December 31, 2024
Cost
Real estate		19,370	4,623	(2,422)	(2,073)	19,498
Vehicles		2,343	918	(827)	(523)	1,911
		21,713	5,541	(3,249)	(2,596)	21,409

Real estate	21.62%	(12,368)	(3,628)	2,103	1,513	(12,380)
Vehicles	33.00%	(1,147)	(742)	642	273	(974)
		(13,515)	(4,370)	2,745	1,786	(13,354)
Total		8,198	1,171	(504)	(810)	8,055

Some of the Group’s leases have the option of an extension that can be exercised for an indefinite period, and in these cases the Group has already considered in the measurement of the lease amounts the extensions that are reasonably certain to be exercised.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

10.   Loans and borrowings

The loans and borrowings rollforward are summarized as follows:

	Nominal interest rate	Year of maturity	December 31, 2024	Proceeds from loans and borrowings	Payments related to loans and borrowings	Interest paid	Interest expenses	Exchange rate changes	Translation to presentation currency	December 31, 2025
In US$
Advance on foreign exchange contract	5.15% to 6.31%	2025 to 2026	10,297	24,722	(9,926)	(568)	982	(1,034)	1,238	25,711
Export credit note	SOFR + 2.33%	2026	16,746	-	(7,541)	(1,010)	877	(1,885)	1,933	9,120
Working capital loan	SOFR + 2.60% to 5.02%	2026 to 2028	76,497	-	(21,055)	(4,853)	4,704	-	6	55,299
			103,540	24,722	(38,522)	(6,431)	6,563	(2,919)	3,177	90,130
In R$
Export credit note	CDI + 1.75%	2026 to 2028	35,195	-	(6,878)	(5,446)	5,355	-	4,272	32,498
			35,195	-	(6,878)	(5,446)	5,355	-	4,272	32,498
Total			138,735	24,722	(45,400)	(11,877)	11,918	(2,919)	7,449	122,628

Current			46,227							66,443
Non-current			92,508							56,185

	Nominal interest rate	Year of maturity	December 31, 2023	Proceeds from loans and borrowings	Payments related to loans and borrowings	Interest paid	Interest expenses	Exchange rate changes	Translation to presentation currency	December 31, 2024
In US$
Advance on foreign exchange contract	6.31%	2025	-	9,818	-	-	301	1,325	(1,147)	10,297
Export credit note	SOFR + 2.33%	2026	22,855	-	(5,909)	(1,631)	1,544	4,824	(4,937)	16,746
Working capital loan	SOFR + 2.79% to 5.02%	2026 to 2028	78,648	10,000	(12,142)	(6,274)	6,253	-	12	76,497
			101,503	19,818	(18,051)	(7,905)	8,098	6,149	(6,072)	103,540
In R$
Export credit note	CDI + 1.75%	2026 to 2028	48,759	-	(3,943)	(4,494)	5,137	-	(10,264)	35,195
			48,759	-	(3,943)	(4,494)	5,137	-	(10,264)	35,195
Total			150,262	19,818	(21,994)	(12,399)	13,235	6,149	(16,336)	138,735

Current			23,283							46,227
Non-current			126,979							92,508

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

The Group’s loan and borrowings bear fixed or variable interest rate indexed to market reference rates such as Secured Overnight Financing Rate (“SOFR”) or Interbank Deposit Certificate (“CDI” - an average of interbank overnight rates in Brazil).

The loans and borrowings are not secured by property and equipment nor accounts receivable.

On June 16, 2025, CI&T Brazil obtained funding of US$ 24,722 related to an advance on foreign exchange contract, bearing a nominal annual interest rate of 5.15%, with a single payment of principal and interest due in June 2026. The proceeds are used for general corporate purposes.

10.1 Covenants

As of December 31, 2025, the Group has restrictive financial clauses, denominated covenants, in certain of its loans and financing agreements, as summarized below:

Restrictive clause related to:	Measurement frequency	Indicators	Required	Result
Export credit note	Annual	Net debt(a)/ EBITDA(b)	Less than or equal to 3.0X	In compliance
Working capital	Annual	Net debt(a)/ EBITDA(b)	Less than or equal to 3.0X	In compliance

(a)	Net debt means total loans, less cash and cash equivalents.
(b)	EBITDA means earnings before interest, tax, depreciation and amortization, where interest refers to net finance costs.

11.   Lease liabilities

The lease liabilities rollforward are summarized as follows:

	Weighted average rate p.a.	December 31, 2024	Additions	Payments	Interest paid	Interest incurred	Disposals	Translation to presentation currency	December 31, 2025
Real estate	9.91%	8,480	3,252	(4,140)	(611)	619	(1,499)	516	6,617
Vehicles	18.47%	1,015	1,317	(690)	(218)	233	(108)	137	1,686
Total		9,495	4,569	(4,830)	(829)	852	(1,607)	653	8,303
Current		3,867							3,435
Non-current		5,628							4,868

	Weighted average rate p.a.	December 31, 2023	Additions	Payments	Interest paid	Interest incurred	Disposals	Translation to presentation currency	December 31, 2024
Real estate	6.78%	7,974	4,623	(3,455)	(513)	522	(35)	(636)	8,480
Vehicles	17.86%	1,301	918	(740)	(190)	190	(192)	(272)	1,015
Total		9,275	5,541	(4,195)	(703)	712	(227)	(908)	9,495
Current		3,690							3,867
Non-current		5,585							5,628

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

12.   Accounts payable for business acquired

The accounts payable for business acquired rollforward are summarized as follows:

Acquisition	Effective interest rate p.a.	Maturity	December 31, 2024	Interest	Escrow account set-off	Payment	Exchange rate changes	Translation to presentation currency	December 31, 2025
Somo	3.75%	2025	4,264	13	(4,252)	-	(329)	304	-
Dextra(a)	14.26%	2027	4,849	653	-	(1,084)	-	628	5,046
Box(a)	14.26%	2027	798	50	-	(758)	-	97	187
Total			9,911	716	(4,252)	(1,842)	(329)	1,029	5,233
Current			6,522						1,328
Non-current			3,389						3,905

Acquisition	Effective interest rate p.a.	Maturity	December 31, 2023	Interest	Reversal	Payment	Exchange rate changes	Translation to presentation currency	December 31, 2024
Ntersol	4.01%	2024	15,388	612	-	(16,007)	-	7	-
Somo	3.75%	2025	4,142	579	(391)	-	973	(1,039)	4,264
Dextra(a)	12.15%	2027	6,889	615	-	(1,195)	-	(1,460)	4,849
Box(a)	12.15%	2027	1,684	103	-	(698)	-	(291)	798
Total			28,103	1,909	(391)	(17,900)	973	(2,783)	9,911
Current			2,761						6,522
Non-current			25,342						3,389

(a)	Subsidiaries merged into CI&T Brazil.

13.   Salaries and welfare charges

	December 31, 2025	December 31, 2024
Accrued vacation and charges	25,830	20,025
Bonus	11,407	8,071
Salaries	7,726	5,978
Withholding income tax	6,498	5,184
Payroll charges	5,435	3,816
Other	1,774	1,480
Total	58,670	44,554

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

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

14.   Derivatives

The Group enters into derivative financial instruments exclusively to manage financial risks arising from its financing activities.

The Group has two interest rate swap contracts outstanding as of December 31, 2025. Both instruments are used to manage the exposure to interest rate volatility associated with the Group’s loans and borrowings.

These instruments are settled in cash and do not require initial investments other than normal collateral practices, when applicable.

	December 31, 2025
Maturity	Notional in (US$)	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	9,000	SOFR overnight	3.09%	190
07/07/2026	4,479	CDI	US$ variation + 4.90%	(512)
Total				(322)

	December 31, 2024
Maturity	Notional in (US$)	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	16,500	SOFR overnight	3.09%	723
07/07/2026	9,287	CDI	US$ variation + 4.90%	(2,370)
Total				(1,647)

The rollforward of the derivatives is as follows:

	2025	2024
At January 1	(1,647)	1,987
Gains (losses) recognized in the statement of profit or loss	1,632	(2,125)
Settlement of derivatives	(174)	(1,542)
Translation adjustment	(133)	33
At December 31	(322)	(1,647)
Asset position on derivative financial instruments	190	723
Liability position on derivative financial instruments	(512)	(2,370)

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

15.   Provisions for tax and labor risks

The Group is involved in tax and labor proceedings arising in the ordinary course of business. Labor claims are primarily related to obligations assumed from prior business combinations.

The balances of lawsuits with estimated probable and possible losses are as follows:

	Probable losses		Possible losses
Description	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Tax	-	-	726	606
Labor	680	1,076	990	720
Total	680	1,076	1,716	1,326

The rollforward of labor lawsuits with estimated probable losses which are recorded in the financial statements are as follows:

	2025	2024
At January 1	1,076	1,987
Provisions	534	49
Reversal	(529)	(66)
Expired contingent obligations assumed from prior business combination	(541)	(460)
Translation to presentation currency	140	(434)
At December 31	680	1,076

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

16.   Share-based payment arrangements

16.1 Stock option program

The Group granted stock option programs in the years 2020, 2021, 2022, 2023, 2024 and 2025, through which selected executives received options granting the right to purchase shares, subject to certain conditions outlined in the “Stock Option Plan” (“SOP”). The Parent Company has the option to settle these options in equity or cash. Equity settlement occurs through the Parent Company, with each option granting the right to acquire one Class A common share issued by the Parent Company.

16.2 Incentive stock options program

In October 2022, the Board of Directors approved the Incentive Stock Option (“ISO”) program. The ISO may be granted to employees of certain subsidiaries of the Parent Company and must have an exercise price not less than 100% of the fair market value (or 110% in relation to a 10% shareholder) of a Class A common share of the Parent Company on the date of grant and a term of no more than 10 years (or five years in relation to a 10% shareholder). There were grants under this plan in the years 2022, 2024 and 2025.

16.3 Restricted stock units program

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

16.4 Matching shares program

In 2023, the Group established a Matching Program (“Matching”) under the Restricted Stock Units Plan, which provides for the granting of Restricted Stock Units (“RSUs”) to selected participants who fulfill the condition acquiring CI&T’s shares and holding the acquired shares as restricted and non-negotiable shares for the respective vesting period. Under the matching program, participants have the right to receive, on each grant date, the matching shares granted in accordance with the vesting period, equivalent to 50% of the shares they acquired. These matching shares vest on the second anniversary of the grant date.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

The summary of the outstanding share-based payment arrangements is presented below:

Grant date	Number of instruments	Settlement	Stock incentive plan	Contractual life of options (years)
2020	3,940,478	Equity	SOP	6.8
2020	69,774	Cash	SOP	6.8
2021	890,436	Equity	SOP	5.0
2021	12,130	Cash	SOP	5.0
2022	441,838	Equity	SOP	5.0
2022	93,896	Equity	ISO	6.0
2022	49,279	Equity	RSU	4.0
2022	1,399,998	Equity	RSU	4.0
2022	13,101	Cash	SOP	5.0
2023	89,432	Equity	SOP	4.0
2023	265,167	Equity	RSU	4.0
2023	6,719	Equity	Matching	2.0
2024	458,594	Equity	SOP	4.0
2024	804,861	Equity	RSU	4.0
2024	447,100	Equity	ISO	4.0
2024	17,267	Cash	SOP	4.0
2024	15,480	Cash	RSU	3.0
2025	447,166	Equity	SOP	4.0
2025	353,705	Equity	ISO	4.0
2025	847,662	Equity	RSU	4.0
2025	65,000	Equity	ISO	3.0
2025	13,656	Cash	SOP	4.0
2025	12,127	Cash	RSU	4.0

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

16.5 Fair value of equity-settled share-based payment arrangements

Grant date	Stock Incentive Plan	Plan	Program	Currency	Fair value at grant date	Share price at grant date	Exercise price (weighted average)	Expected volatility (weighted average) %	Expected life (weighted average) (years)	Expected dividends %	Interest Rate %
2020	SOP	1st	1	R$	0.09	4.14	1.83	27.73	6.8	5.05	5.31
2020	SOP	1st	2	R$	0.09	4.14	1.83	27.73	6.8	5.05	5.31
2021	SOP	1st	3	R$	0.32	3.81	3.49	27.73	5	5.05	5.31
2021	SOP	1st	4	R$	0.33	3.81	3.49	27.73	5	5.05	5.31
2022	SOP	2nd	1	US$	0.18 - 2.42	5.57	4.10 - 16.75	31.71	5	n/a	3.73
2022	ISO	1st	1	US$	0.44 - 1.54	6.30 - 9.39	6.30 - 16.75	27.44 – 31.71	6	n/a	3.83 - 4.69
2022	RSU	1st	1	US$	8.29 - 9.39	n/a	n/a	n/a	4	n/a	n/a
2023	SOP	2nd	2	US$	1.40 - 4.00	4.79 - 6.30	4.10 - 5.81	32.69	4	n/a	3.61 - 4.69
2023	Matching	1st	1	US$	5.04	n/a	n/a	n/a	2	n/a	n/a
2024	SOP	2nd	3	US$	2.15	4.77	3.95	53.89	4	n/a	6.37
2024	ISO	1st	2	US$	2.42	4.77	3.95	53.98	4	n/a	6.72
2024	RSU	1st	2	US$	4.77	n/a	n/a	n/a	3	n/a	n/a
2025	SOP	2nd	2	US$	1.41	5.88	6.08	17.79	3	n/a	7.68
2025	ISO	1st	2	US$	1.52	5.88	5.88	17.79	3	n/a	7.68
2025	RSU	1st	2	US$	5.88	n/a	n/a	n/a	4	n/a	n/a
2025	ISO	Retention Plan	n/a	US$	1.84	4.77	4.77	48.40%	3	n/a	3.50

16.6 Fair value of cash-settled share-based payment arrangements

	Stock Options
	Grant date April 1, 2020	Measurement date December 31, 2025	Grant date April 1, 2021	Measurement date December 31, 2025	Grant date October 1, 2022	Measurement date December 31, 2025	Grant date June 8, 2024	Measurement date December 31, 2025	Grant date June 10, 2025	Measurement date December 31, 2025
Fair value	1.00	2.79	0.33	2.84	3.31	1.09	2.46	1.07	1.52	0.01
Share price	3.22	4.54	2.97	4.54	6.64	4.54	5.00	4.54	5.88	4.54
Exercise price	1.96	1.77	3.49	1.75	4.10	4.10	3.95	3.95	6.08	6.08
Expected volatility (weighted average) %	27.73	32.86	27.73	32.86	31.71	34.46	59.67	25.51	17.79	5.65
Expected life (weighted average) (years)	6.8	3	5	3	5	3	4	3	3	3
Expected dividends %	5.05	-	5.05	-	-	-	-	-	-	-
Risk-free interest rate %	3.11	2.47	2.66	2.84	3.8	1.02	4.92	6.97	7.68	7.31

	Restricted stock units
	Grant date June 8, 2024	Measurement date December 31, 2025	Grant date June 10, 2025	Measurement date December 31, 2025
Fair value	4.77	6.19	5.88	4.54
Expected life (weighted average) (years)	3	3	4	4

As of December 31, 2025, the liabilities related to cash-settled stock options amounted to US$ 208, compared to US$ 341 as of December 31, 2024. Additionally, the liabilities for restricted stock units were US$ 35 as of December 31, 2025 compared to US$ 41 as of December 31, 2024.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

16.7 Rollforward of outstanding share-based payments arrangements

	SOP		SOP		ISO		RSU		RSU		Matching
	Equity-settled		Cash-settled		Equity-settled		Equity-settled		Cash-settled		Equity-settled
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	Number of options	Number of options	Number of options	Number of options	Number of options	Number of options	Number of options	Number of options	Number of options	Number of options	Number of options	Number of options
Outstanding at January 1st	3,847,213	4,069,844	106,589	92,322	484,055	93,896	1,386,242	1,209,759	15,480	-	6,173	6,719
Forfeited during the year	(280,435)	(405,998)	-	-	(63,248)	(45,941)	(345,352)	(206,439)	-	-	(283)	(546)
Exercised during the year	(551,456)	(312,631)	-	(3,000)	(33,319)	(11,000)	(402,699)	(421,939)	(4,550)		(5,890)	-
Granted during the year	447,166	495,998	13,656	17,267	418,705	447,100	847,662	804,861	14,854	15,480	-	-
Outstanding at Dec 31st	3,462,488	3,847,213	120,245	106,589	806,193	484,055	1,485,853	1,386,242	25,784	15,480	-	6,173
Exercisable at Dec 31st	2,152,485	1,999,336	59,467	52,529	168,931	38,211	-	-	-	-	-	-

The outstanding stock options as of December 31, 2025, had an exercise price range of US$ 1.83 to US$ 6.08 (US$ 1.83 to US$ 3.95 as of December 31, 2024) and a weighted average remaining contractual life of 2.3 years (3.0 years as of December 31, 2024).

The weighted average market price of the shares on the exercise date for stock options exercised in 2025 was US$ 5.85 (US$ 5.49 as of December 31, 2024).

The outstanding incentive stock options as of December 31, 2025, had an exercise price ranging from US$ 3.95 to US$ 6.30 (US$ 3.95 to US$ 6.30 as of December 31, 2024) and a weighted average remaining contractual life of 3.3 years (4 years as of December 31, 2024).

The weighted average price of the shares on the exercise date for incentive stock options exercised in 2025 was US$ 6.28 (US$ 6.29 in 2024).

During the fiscal year ending December 31, 2025, the total expenses recognized in the statement of profit or loss related to share-based payment arrangements amounted to US$ 4,971; compared to US$ 5,565 in December 2024 and US$ 5,665 in December 2023.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

17.   Equity

17.1 Share capital

As of December 31, 2025, the total authorized share capital was US$ 50, divided into shares with par value of US$ 0.00005 each, of which:

•	500,000,000 shares are designated as Class A common shares;
•	250,000,000 shares are designated as Class B common shares (which may be converted into Class A common shares in the manner contemplated in the Parent Company’s bylaws); and
•	250,000,000 are yet undesignated and may be issued as common shares or shares with preferred, deferred or other special rights or restrictions.

The rollforward of share capital is as follows:

	Amount of	Number of common nominative shares
	share capital	Total	Class A	Class B
December 31, 2024	7	134,682,256	22,498,572	112,183,684
Share based compensation	-	(2,850)	(2,850)	-
Class B converted to class A	-	(100,000)	1,307,114	(1,407,114)
December 31, 2025	7	134,579,406	23,802,836	110,776,570

	Amount of	Number of common nominative shares
	share capital	Total	Class A	Class B
December 31, 2023	7	134,412,014	21,365,297	113,046,717
Share based compensation	-	270,242	270,242	-
Class B converted to class A	-	-	863,033	(863,033)
December 31, 2024	7	134,682,256	22,498,572	112,183,684

Share-based compensation includes issuances of Class A common shares to the settlement of equity-settled share-based awards granted to employees and directors.

17.2 Treasury share reserve

On December 19, 2024, the Board of Directors approved a share repurchase program, pursuant to which the Parent Company may repurchase up to five million of its outstanding class A common shares. On September 12, 2025, the Board of Directors approved a new share repurchase program, authorizing the repurchase of up to five million of its outstanding class A common shares up to December 31, 2026. The rollforward of the treasury share reserve is as follows:

	Number of shares	Average cost
December 31, 2024	914,218	(6,457)
Share buyback	6,442,897	(35,527)
Equity awards settled in treasury stock	(1,537,462)	11,327
Class B converted to class A	(100,000)	641
December 31, 2025	5,719,653	(30,016)

	Number of shares	Average cost
December 31, 2023	-	-
Share buyback	2,556,212	(14,098)
Equity awards settled in treasury stock	(1,641,994)	7,641
December 31, 2024	914,218	(6,457)

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

18.   Revenue

18.1 Revenue by nature of service

The Group primarily generates revenue through the provision of services summarized by nature in the table below:

	December 31, 2025	December 31, 2024	December 31, 2023
Software development revenue	467,732	418,802	426,078
Software maintenance revenue	10,609	10,250	11,780
Consulting revenue	8,671	6,899	7,434
Other revenue	2,638	3,010	1,651
Total revenue	489,650	438,961	446,943

18.2 Revenue by industry vertical

The following table sets forth the revenue by industry vertical for the periods indicated:

	December 31, 2025	December 31, 2024	December 31, 2023
By industry vertical
Financial services	176,778	126,576	129,512
Retail and industrial goods	101,724	85,855	54,942
Consumer goods	96,995	95,568	89,847
Technology and telecommunications	47,222	50,569	77,275
Life sciences	39,193	40,334	49,457
Other	27,738	40,059	45,910
Total revenue	489,650	438,961	446,943

18.3 Revenue by country

The table below summarizes revenues by country:

	December 31, 2025	December 31, 2024	December 31, 2023
Brazil	230,670	181,981	185,250
United States of America	212,318	194,478	195,437
Other countries	46,662	62,502	66,256
Total revenue	489,650	438,961	446,943

Revenue by country was determined based on the country in which the sale occurred.

18.4 Revenue by client concentration

Revenue generated from a single external customer (the Group’s top client) represents 11.1% of the Group’s total revenues as of December 31, 2025 (7.6% as of December 31, 2024 and 8.3% as of December 31, 2023).

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

19.   Expenses by nature

Information on the nature of expenses recognized in the consolidated statement of profit or loss is presented below:

	December 31, 2025	December 31, 2024	December 31, 2023
Employee expenses	(356,299)	(316,737)	(322,871)
Third-party services and other inputs	(30,219)	(24,759)	(26,255)
Depreciation and amortization	(18,837)	(16,888)	(18,659)
Share-based compensation	(4,971)	(5,565)	(5,665)
Travel expenses	(5,527)	(4,361)	(3,108)
Impairment gain (loss) on accounts receivable and contract assets	1,336	(2,610)	(305)
Insurance	(1,520)	(1,557)	(2,449)
Short-term leases	(1,107)	(945)	(1,194)
Other costs and expenses	(6,921)	(9,948)	(9,471)
Total	(424,065)	(383,370)	(389,977)

20.   Net finance costs

	December 31, 2025	December 31, 2024	December 31, 2023
Finance income:	16,666	15,001	15,092
Foreign-exchange gain	9,143	8,699	7,811
Income from financial investments	3,253	2,444	1,634
Gains on derivatives	3,030	1,822	4,899
Interest income on other assets	1,091	1,133	474
Other finance income	149	903	274
Finance costs:	(26,128)	(26,823)	(30,359)
Interest and charges on loans and leases	(12,770)	(13,947)	(16,725)
Foreign-exchange loss	(10,107)	(6,806)	(9,459)
Loss on derivatives	(1,398)	(3,947)	(1,932)
Interest expenses on other liabilities	(731)	(723)	(1,021)
Other finance costs	(1,122)	(1,400)	(1,222)
Net finance costs	(9,462)	(11,822)	(15,267)

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

21. Income tax expense

The income tax expense recognized in profit or loss for the year are shown as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Current income tax	(7,904)	(9,658)	(6,892)
Deferred income tax	(7,599)	(4,617)	(8,444)
Total income tax (expenses)	(15,503)	(14,275)	(15,336)

21.1 Effective tax rate reconciliation

The nominal tax rate was computed based on the Brazilian tax law, taking into account the combined income tax and social contribution tax rate given that Brazil is currently the main operation of the Group. The reconciliation of the effective tax rate with the average nominal tax rate is shown as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Profit before income tax	56,123	43,769	41,699
Nominal income tax rate	34%	34%	34%
Tax expenses per nominal income tax rate	(19,082)	(14,881)	(14,178)
Tax benefits incentives	5,673	2,947	346
Tax rate differences on subsidiaries	1,187	682	84
Permanent differences	(874)	(913)	(946)
Tax losses for which no deferred tax asset is recognized	(2,125)	(3,008)	(642)
Other	(282)	898	-
Income tax expenses	(15,503)	(14,275)	(15,336)
Effective rate	28%	33%	37%

21.2 Movement in deferred tax balances

	December 31, 2024	Recognized in profit or loss	Reclassification	Translation to presentation currency	December 31, 2025	Assets	Liabilities
Goodwill	(22,009)	(8,606)	-	(2,670)	(33,285)	-	(33,285)
Provisions	1,654	(376)	-	142	1,420	1,420	-
Property and equipment	224	(14)	1	52	263	263	-
Derivatives	560	(507)	-	57	110	110	-
Bonus accrued	2,260	832	-	262	3,354	3,354	-
Intangible assets	(973)	730	-	(381)	(624)	1,611	(2,235)
Share-based compensation	2,101	871	-	130	3,102	3,102	-
Lease	406	(264)	-	31	173	173	-
Other temporary differences	922	(855)	(32)	60	95	95	-
Tax loss carryforward	-	590	-	23	613	613	-
Total	(14,855)	(7,599)	(31)	(2,294)	(24,779)	10,741	(35,520)
Offset of deferred taxes						(9,093)	9,093
Net Tax assets (liabilities)					(24,779)	1,648	(26,427)

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

	December 31, 2023	Recognized in profit or loss	Reclassification	Translation to presentation currency	December 31, 2024	Assets	Liabilities
Goodwill	(17,949)	(9,197)	-	5,137	(22,009)	-	(22,009)
Provisions	859	895	-	(100)	1,654	1,654	-
Property and equipment	472	(155)	-	(93)	224	236	(12)
Derivatives	319	351	-	(110)	560	560	-
Bonus accrued	1,030	1,454	-	(224)	2,260	2,260	-
Intangible assets	595	1,545	(3,184)	71	(973)	1,092	(2,065)
Share-based compensation	1,294	1,122	-	(315)	2,101	2,101	-
Lease	504	8	-	(106)	406	406	-
Other temporary differences	1,467	(264)	1	(282)	922	922	-
Research and development tax credit	647	13	(667)	7	-	-	-
Tax loss carryforward	397	(389)	-	(8)	-	-	-
Total	(10,365)	(4,617)	(3,850)	3,977	(14,855)	9,231	(24,086)
Offset of deferred taxes						(7,804)	7,804
Net tax assets					(14,855)	1,427	(16,282)

21.3 Unrecognized deferred tax assets from net operating losses

The following is a breakdown of deferred tax assets that have not been recognized in relation to tax losses, as it is not probable that the future profit will be available against which the Group can use the benefits therefrom:

	December 31, 2025		December 31, 2024		December 31, 2023
Subsidiaries	Unrecognized tax losses	Expiration date	Unrecognized tax losses	Expiration date	Unrecognized tax losses	Expiration date
CI&T Canada	-	-	(166)	2027	(212)	2026
CI&T Portugal (a)	-	-	(597)	2029	(763)	2028
CI&T Oceania	(2,091)	does not expire	(801)	does not expire	(551)	does not expire
CI&T Digital Ltd	(1,598)	2026	(434)	2025	(637)	2024
CI&T Japan	(448)	2030	(217)	2029	(234)	2028
Somo Global Inc.	(45)	does not expire	-	-	-	-
CI&T Colombia	(105)	2037	-	-	-	-
CI&T UK	(881)	2026	-	-	-	-
CINQ Inc.	(44)	does not expire	-	-	-	-
CI&T SG PTE. Ltd.	(19)	2028	-	-	-	-
Total unrecognized tax losses	(5,231)		(2,215)		(2,397)

(a)	During 2025, the Group revised its estimates of future taxable profits in Portugal and recognized the tax effect of US$ 613 related to previously unrecognized tax losses, as management concluded that it is probable that sufficient taxable profits will be available against which such losses can be utilized. This conclusion was supported by the subsidiary’s recent track record of taxable income and the existence of ongoing intragroup commercial arrangements that are expected to sustain future profitability.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

22.   Earnings per share (“EPS”)

	December 31, 2025	December 31, 2024	December 31, 2023
Numerator
Profit attributable to holders of common shares	40,620	29,494	26,363
Denominator
Weighted average common shares for basic EPS	132,311,444	135,283,813	136,419,395
Earnings per share – basic	0.31	0.22	0.19
Numerator
Profit attributable to holders of common shares	40,620	29,494	26,363
Denominator
Weighted average common shares for diluted EPS	133,451,642	137,101,634	139,148,469
Earnings per share – diluted	0.30	0.22	0.19

22.1 Weighted average number of common shares

	December 31, 2025	December 31, 2024	December 31, 2023
Weighted average common shares	132,311,444	135,283,813	136,419,395
Effect of share-based compensation	1,140,198	1,817,821	2,729,074
Weighted average number of common shares	133,451,642	137,101,634	139,148,469

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

23.   Financial risk management

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

23.1     Fair value hierarchy of financial instruments

The Group has financial instruments measured at fair value, which are classified as defined in the note 3.22. The estimated fair value of the Group’s financial instruments considered the following methods and assumptions:

•	Cash and cash equivalents: Classified as Level 1 when quoted prices in active markets exist; otherwise Level 2;
•

Loans and borrowings: classified as financial liabilities measured at amortized cost and are recorded at their contractual values. The contractual flow of loans and borrowings is adjusted to the future value of the liabilities considering the interest until maturity;

•

Lease liabilities: classified as financial liabilities measured at amortized cost and are recorded at their contractual values. The contractual flow of lease liabilities is adjusted to the future value of the liabilities considering the interest until maturity;

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

			December 31, 2025
Financial assets	Note	Level	Fair value	Carrying amount
Derivative financial instruments	14	2	190	190
Short-term financial investments	5	2	35,574	35,574

Financial liabilities
Derivative financial instruments	14	2	(512)	(512)
Loans and borrowings	10	2	(121,935)	(122,628)

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

			December 31, 2024
Financial assets	Note	Level	Fair value	Carrying amount
Derivative financial instruments	14	2	723	723
Short-term financial investments	5	2	47,913	47,913

Financial liabilities
Derivative financial instruments	14	2	(2,370)	(2,370)
Loans and borrowings	10	2	(136,608)	(138,735)

For other financial instruments recognized by the Group, due to their short-term nature, their carrying amounts approximate fair value and therefore they are not included in the fair value disclosures nor in the fair value hierarchy. It includes accounts receivable and trade and other payables.

23.2       Market risks

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

23.2.1     Currency risk

The Group is exposed to foreign exchange risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables, and borrowings are denominated and the respective functional currencies of the Parent Company and its subsidiaries.

Therefore, foreign exchange risk is inherent to the Group’s business model. The Group’s revenue is mainly denominated in the functional currency of the Group’s subsidiaries. On the other hand, significant part of the Group’s employee expenses are denominated in Brazilian Reais. The Group is exposed to exchange rate risk on some of its financial investments, trade and other payables, accounts receivable, loans and borrowings, accounts payable for business acquired and derivatives.

The exposure to significant exchange rate fluctuations is detailed as follows:

	December 31, 2025
	US$	Other currencies
Accounts receivable	4,156	538
Trade and other payables	(282)	-
Derivatives	(514)	-
Loans and borrowings	(34,832)	-
Net exposure	(31,472)	538

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

	December 31, 2024
	US$	Other currencies
Accounts receivable	6,676	1,384
Restricted cash - escrow account	-	4,247
Derivatives	(2,370)	-
Loans and borrowings	(27,043)	-
Accounts payable for business acquired	-	(4,265)
Net exposure	(22,737)	1,366

23.2.2      Sensitivity analysis for currency risk

Based on information from rating agencies, the Group estimates that, in a reasonably possible scenario, the foreign exchange rate variation against the R$ on December 31, 2025, will result in a depreciation of -0.04% for the US$. The Group conducted a historical analysis of the past 10 years of its exposure and the impact on its results due to currency volatility. This analysis revealed an average variation of approximately 9% for the US$ in an adverse scenario, and 29% for the US$ in a remote scenario compared to current exchange rates.

	US$ exposure
	Exchange rate	December 31, 2025
Assets (liabilities) net exposure	5.5024	(31,472)

Effects on profit or loss

Reasonably possible scenario -0.04%	5.5003	12
Exchange rate depreciation -9%	5.0072	2,832
Exchange rate depreciation -29%	3.9067	9,127
Exchange rate appreciation +9%	5.9976	(2,832)
Exchange rate appreciation +29%	7.0981	(9,127)

23.2.3     Cash flow hedge of highly probable forecasted transactions

The Group designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from portions of its long-term debt obligations (denominated in US$) and foreign exchange gain or loss of its highly probable future revenues (denominated in US$). This approach ensures that gains or losses associated with the hedged transaction (the highly probable future revenues denominated in US$) and the hedging instrument (debt obligations) are recognized in the statement of profit or loss in the same reporting periods.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

The schedule of cash flow hedge involving the Group´s forecasted revenues as of December 31, 2025, is presented below:

Hedging instrument	Hedged transaction	Nature of the risk	Maturity date	US$	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly revenues	Foreign Currency – R$ versus US$ Spot Rate
Export credit note			2022 to 2026	9,000	49,516
Advance on foreign exchange contract			2026	25,000	137,545
Total amounts designated as of December 31, 2025				34,000	187,061

The rollforward of the amount of exchange variations accumulated in other comprehensive income, resulting from realized and forecasted revenues, is presented below:

	December 31, 2024	Effective portion of changes in fair value recognized in other comprehensive income	Reclassified to the statements of profit or loss	Tax effect	December 31, 2025
Export credit note	(3,132)	2,019	976	(1,035)	(1,172)
Advance on foreign exchange contract	(934)	785	439	(423)	(133)
Total	(4,066)	2,804	1,415	(1,458)	(1,305)

	January 1, 2024	Effective portion of changes in fair value recognized in other comprehensive income	Reclassified to the statements of profit or loss	Tax effect	December 31, 2024
Export credit note	(442)	(4,905)	888	1,327	(3,132)
Advance on foreign exchange contract	(60)	(1,305)	-	431	(934)
Total	(502)	(6,210)	888	1,758	(4,066)

As of December 31, 2025, the total of the hedge accounting effects expected for the next 12 months correspond to US$ 5,396.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

23.2.4     Interest rate risk

As of December 31, 2025, the Group held financial assets and liabilities linked to interest rates. The sensitivity analysis considered the impact on annual interest solely for positions exposed to these fluctuations. Additionally, the Group engages in derivative contracts to mitigate this risk.

The summarized exposure to the interest rate variation is as follows:

	December 31, 2025		December 31, 2024
	CDI	SOFR	CDI	SOFR
Short-term financial investments	9,639	-	31,758	-
Loans and borrowings	(32,498)	(58,939)	(35,195)	(80,454)
Accounts payable for business acquired	(5,046)	-	(5,490)	-
Derivatives (interest rate swap)	-	9,120	-	16,746
Net exposure	(27,905)	(49,819)	(8,927)	(63,708)

23.2.5     Sensitivity analysis for interest rate risk

Based on information from rating agencies, the group estimates that, in a reasonably possible scenario, interest rates could decrease by up to 7.18%, for CDI and by up to 9.23% for SOFR as of December 31, 2025. The Group has conducted a historical analysis of the past 10 years to assess exposure and the impact of interest rate changes on its results, considering an adverse and a remote scenario compared to current interest rates, and observed a variation of 13% and 49%, respectively, for CDI. Due to the limited historical data and stability of SOFR, the Group does not consider a remote or adverse scenario for this interest rate.

	CDI exposure		SOFR exposure
	Interest rate p.a.	December 31, 2025	Interest rate p.a.	December 31, 2025
Assets(liabilities) net exposure	14.90%	(27,905)	3.79%	(49,819)

Effects on profit or loss

Reasonably possible scenario -7.18% CDI	13.83%	299	-	-
Reasonably possible scenario -9.23% SOFR	-	-	3.44%	174
Interest rate decrease-13%	12.96%	541	-	-
Interest rate decrease-49%	7.60%	2,037	-	-
Interest rate increase +13%	16.84%	(541)	-	-
Interest rate increase +49%	22.20%	(2,037)	-	-

23.2.6     Credit risk

The Group employs a simplified standard approach for commercial financial assets, whereby the provision for losses is assessed over the remaining life of the asset. For additional details regarding the expected credit losses related to accounts receivable and contract assets, please refer to Note 6.

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

In addition, the Group is exposed to credit risk with respect to financial guarantees granted to banks.

The Group held cash and cash equivalents of US$ 47,864 on December 31, 2025 (US$ 56,621 as of December 31, 2024). The cash and cash equivalents are held with bank and financial institution counterparties, which are rated BB+ to AAA, based on Standard & Poor’s, Moody’s and Fitch ratings.

The carrying amount of financial assets represents the maximum credit exposure. The maximum credit risk exposure on the date of the consolidated financial statements is:

	Note	December 31, 2025	December 31, 2024
Cash and cash equivalents	5	47,864	56,621
Accounts receivable and contract assets	12	131,548	115,973
Derivatives	14	190	723
Other assets (current and non-current)		7,541	8,286
Total		187,143	181,603

As of 31 December 2025, the exposure to credit risk for accounts receivable, contract assets and other assets by country was as follows:

	December 31, 2025	December 31, 2024
Brazil	79,310	41,319
United States of America	48,785	68,427
Other countries	10,994	14,513
Total	139,089	124,259

23.3 Liquidity risk

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

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

		December 31, 2025
	Note	Carrying amount	Contractual cash flow	6 months or less	6-12 months	1-2 years	2-5 Years
Financial liabilities
Trade and other payables		5,192	5,192	5,192	-	-	-
Loans and borrowings	10	122,628	136,532	44,633	20,410	45,792	25,697
Lease liabilities	11	8,303	9,597	2,342	1,806	3,120	2,329
Accounts payable for business acquired	12	5,233	6,343	64	1,387	4,892	-
Contract liability		4,021	4,021	4,021	-	-	-
Other liabilities (current and non-current)		5,187	5,187	3,004	29	58	2,096
Derivatives	14	512	512	512	-	-	-
Total		151,076	167,384	59,768	23,632	53,862	30,122

		December 31, 2024
	Note	Carrying amount	Contractual cash flow	6 months or less	6-12 months	1-2 years	2-5 Years
Financial liabilities
Trade and other payables		4,803	4,803	4,803	-	-	-
Loans and borrowings	10	138,735	161,076	15,714	40,168	46,012	59,182
Lease liabilities	11	9,495	10,443	2,425	1,984	3,297	2,737
Accounts payable for business acquired	12	9,911	10,081	4,938	1,489	1,713	1,941
Contract liability		6,766	6,766	6,766	-	-	-
Other liabilities (current and non-current)		5,586	5,586	3,763	-	47	1,776
Derivatives	14	2,370	2,370	2,370	-	-	-
Total		177,666	201,125	40,779	43,641	51,069	65,636

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

24.   Related parties

	December 31, 2025	December 31, 2024	December 31, 2023
Direct compensation	2,009	1,717	2,264
Share-based compensation program	158	83	25

The Group has no additional post-employment obligation, as well as no other long-term benefits, such as premium leave and other severance benefits. The Group also does not offer other benefits in connection with the dismissal of its Senior Management’s members. These expenses are recognized in general and administrative expenses.

25.   Operating segments

Operating segments are defined based on business activities that reflect how the Chief Operating Decision Maker (“CODM”) reviews financial information within the decision-making process.

The Group's CODM is the Group's Board of Directors. The CODM oversees operational decisions related to resource allocation and performance evaluation. The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment.

25.1 Information by country

The information by country analyses the Group’s revenue and non-current assets by the subsidiaries’ country of domicile. In presenting the information by country, the revenue has been based on the country where the sale was made (see note 18). The non-current assets, except deferred taxes, were based on the countries, as follows:

Non-current assets by country	December 31, 2025	December 31, 2024
Brazil	154,543	134,335
United States of America	112,317	119,015
United Kingdom	69,574	65,288
Australia	14,032	13,292
Other countries	2,253	1,299
Total	352,719	333,229

CI&T Inc. Notes to the consolidated financial statements December 31, 2025 (In thousands of United States dollars – US$, unless otherwise indicated)

26.   Non-cash transaction

	Additions of property and equipment	Additions and disposals of right-of-use assets	Share-based compensation exercised	Total
As of December 31, 2025
Property and equipment	311	-	-	311
Right-of-use assets	-	(2,969)	-	(2,969)
Trade and other payables	(311)	-	-	(311)
Lease liabilities	-	2,969	-	2,969
Equity settled share-based payment exercised	-	-	(6,100)	(6,100)
Treasury shares reissued	-	-	6,100	6,100

	Additions of property and equipment	Additions and disposals of right-of-use assets	Issuance of shares as consideration	Share-based compensation exercised	Total
As of December 31, 2024
Property and equipment	54	-	-	-	54
Right-of-use assets	-	5,314	-	-	5,314
Trade and other payables	(54)	-	-	-	(54)
Lease liabilities	-	(5,314)	-	-	(5,314)
Equity settled share-based payment exercised	-	-	-	(1,816)	(1,816)
Equity compensation using treasury shares	-	-	(5,825)	-	(5,825)
Treasury shares reissued	-	-	5,825	1,816	7,641

	Additions of property and equipment	Additions and disposals of right-of-use assets	Issuance of shares as consideration	Share-based compensation exercised	Total
As of December 31, 2023
Property and equipment	303	-	-	-	303
Right-of-use assets	-	1,633	-	-	1,633
Trade and other payables	(303)	-	-	-	(303)
Lease liabilities	-	(1,633)	-	-	(1,633)
Equity settled share-based payment exercised	-	-	-	(1,038)	(1,038)
Equity compensation using treasury shares	-	-	(7,815)	-	(7,815)
Treasury shares reissued	-	-	7,815	1,038	8,853

